As confidentially submitted to the Securities and Exchange Commission on 19 April 2016 as Amendment No. 1 to the confidential submission originally submitted on 7 March 2016. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEWBELCO SA/NV

(Exact Name of Registrant as Specified in Its Charter)

Belgium (State or Other Jurisdiction of Incorporation or Organization)	2082 (Primary Standard Industrial Classification Code Number)	Not Applicable (IRS Employer Identification Number)

Rue Royale 97, 4th Floor

1000 Brussels, Belgium

+32 (0) 2 209 2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

●

(Name, Address and Telephone Number of Agent for Service)

With copies to:

George H. White

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, United Kingdom

Tel. No: +44-20-7959-8900

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the Transaction described in the enclosed prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares of Newbelco without nominal value(1)	•(2)	N/A	$ • (3)(4)	$ •

(1)	A portion of the ordinary shares without nominal value of Newbelco SA/NV (“Newbelco”), which is expected to be renamed prior to the completion of the Transaction described herein, registered hereby may be represented by American Depositary Shares (“Newbelco ADSs”), each of which represents one Newbelco ordinary share and may be evidenced by American Depositary Receipts (“ADRs”), which have been or will be registered under a separate registration statement on Form F-6.
(2)	This registration statement covers the maximum number of Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) that may be issued as part of the proposed Transaction described herein to (i) U.S. residents who are holders of the outstanding ordinary shares without nominal value of Anheuser-Busch InBev SA/NV (“AB InBev”), a public limited liability company (société anonyme/naamloze vennootschap) incorporated under the laws of Belgium and (ii) holders of AB InBev ordinary shares in the form of American Depositary Shares of AB InBev (“AB InBev ADSs”), which may be evidenced by ADRs, in each case based on the exchange ratio of one Newbelco ordinary share to be issued for each and every AB InBev ordinary share. The Newbelco ordinary shares to be issued in connection with the proposed Transaction outside the United States to non-U.S. persons are not registered under this registration statement.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h) under the Securities Act of 1933, as amended (the “Securities Act”) as the weighted average price per share calculated based on (a) $•, which is the average of the high and low prices of the AB InBev ordinary shares as reported on Euronext Brussels on • 2016, and converted at the exchange rate of €1.00 = $•, as reported by Bloomberg at 5:00 p.m. New York City time on • 2016 and (b) $•, which is the average of the high and low prices of the AB InBev ADSs as reported on the New York Stock Exchange on • 2016.
(4)	In accordance with Rule 457(c) and Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price has been calculated as the product of (a) the maximum number of Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) expected to be issued to U.S. holders of AB InBev ordinary shares and holders of AB InBev ADSs as part of the proposed Transaction and (b) the proposed maximum offering price per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Newbelco may not complete the Transaction and issue its securities referred to below until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and Newbelco is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated ● 2016.

Newbelco SA/NV

Merger of Anheuser-Busch InBev SA/NV into Newbelco SA/NV

This prospectus relates to the ordinary shares without nominal value of Newbelco SA/NV (“Newbelco”), a newly organized Belgian public limited liability company (société anonyme/naamloze vennootschap), to be issued by Newbelco in connection with the proposed acquisition of SABMiller plc (“SABMiller”) by Anheuser-Busch InBev SA/NV (“AB InBev”). As described in the joint announcement by AB InBev and SABMiller on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “Rule 2.7 Announcement”, excerpts of which are attached as Annex A to this prospectus) detailing the terms and conditions of the proposed acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev (the “Transaction”), the Transaction will be implemented through a series of steps in multiple jurisdictions (the “Proposed Structure”). During the final step of the Proposed Structure, AB InBev will merge into Newbelco, which was formed for the purpose of effecting the Transaction and will become the ultimate holding company of the combined group following the Transaction (the “Combined Group”), through a reverse merger under the Belgian Law of 7 May 1999, setting out the Companies Code (the “Belgian Merger”). Following the Belgian Merger, AB InBev shareholders will become shareholders in Newbelco and Newbelco will be the surviving entity and holding company for the Combined Group.

Pursuant to the Belgian Merger:

•	in exchange for their AB InBev ordinary shares, AB InBev shareholders will receive, without any further action on their part, one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the American Depositary Shares each representing one AB InBev ordinary share (each, an “AB InBev ADS”) will instead each represent one Newbelco ordinary share, thereby becoming “Newbelco ADSs”.

In connection with the Transaction, AB InBev will convene an extraordinary general meeting of AB InBev shareholders (the “AB InBev General Meeting”), currently scheduled to be held on                     2016 at                     local time at                     .

Based on the number of AB InBev ordinary shares (including the number of AB InBev ordinary shares that are represented by AB InBev ADSs) in issue as of 31 December 2015 and assuming the Partial Share Alternative (as defined below) available to SABMiller shareholders is exercised only by Altria Group, Inc. (“Altria”) and BEVCO Ltd (“BEVCO”), SABMiller’s largest shareholders, Newbelco will issue 1,925,241,851 new shares without nominal value, of which • ordinary shares (including shares represented by American Depositary Shares), or •%, have been registered pursuant to the registration statement of which this prospectus forms a part, as they will be issued in respect of AB InBev ordinary shares underlying the AB InBev ADSs or held directly by U.S. residents, in each case as of that date.

The AB InBev ordinary shares are listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange, and AB InBev ADSs are also listed and trade on the New York Stock Exchange (“NYSE”). Both AB InBev and Newbelco are foreign private issuers under U.S. securities laws. Application will be made for the admission of the Newbelco ordinary shares to listing and trading on Euronext Brussels. Newbelco will also apply for listing of the Newbelco ADSs on the NYSE and will apply for secondary listings of the Newbelco ordinary shares on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange.

This prospectus has been prepared for holders of AB InBev ordinary shares who are residents of the United States or who are U.S. persons and for holders of AB InBev ADSs to provide information about the Transaction and the securities to be offered pursuant thereto. This prospectus incorporates by reference important business and financial information about AB InBev that is contained in its filings with the Securities and Exchange Commission (the “SEC”) but which is not included in, or delivered with, this prospectus. This information is available on the SEC’s website at www.sec.gov and from other sources. For more information about how to obtain copies of these documents, see the “Where You Can Find More Information” section of this prospectus. AB InBev will also make copies of this information available to you, at no cost, upon written or oral request. You should direct your requests to Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium (telephone: +32 (0)1 627 6111). In order to receive timely delivery of these documents, holders of AB InBev ADSs must make such a request no later than five U.S. business days before the AB InBev General Meeting. The AB InBev General Meeting is currently scheduled for                      2016 but the actual date may be different.

You should read this prospectus carefully. In particular, please read the section entitled “Risk Factors” beginning on page 36 for a discussion of risks that you should consider when evaluating the Transaction.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IF YOU HOLD ORDINARY SHARES OF AB INBEV YOU ARE ENTITLED TO VOTE OR OTHERWISE HAVE A SAY ON THE TRANSACTION. WHILE WE HAVE DESCRIBED IN THIS PROSPECTUS THE GENERAL PROCEDURES FOR VOTING YOUR AB INBEV ORDINARY SHARES, YOU SHOULD CONSULT YOUR BELGIAN COUNSEL ON HOW TO COMPLY WITH THOSE PROCEDURES, AND WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US ONE. IF YOU ARE A HOLDER OF AB INBEV ADSs, YOU WILL RECEIVE INSTRUCTIONS FROM THE DEPOSITARY FOR THE AB INBEV ADS PROGRAM ON HOW TO SUBMIT VOTING INSTRUCTIONS FOR YOUR SECURITIES.

This prospectus is dated          2016 and is expected to be first made available to holders of AB InBev ordinary shares and AB InBev ADSs on or about that date.

i

ii

LIST OF ANNEXES:

ANNEX A Excerpts from Rule 2.7 Announcement	A-1

iii

We have filed with the SEC a registration statement on Form F-4 with respect to the ordinary shares (including ordinary shares to be represented by American Depositary Shares) Newbelco is issuing pursuant to the Transaction. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements made in this prospectus about certain contracts or other documents are not necessarily complete. When those statements are made, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules thereto, is on file at the office of the SEC and may be inspected without charge. Our SEC filings are also available to the public at the SEC website at www.sec.gov.

You may also obtain this information free of charge by written or oral request. You should direct your requests to Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium (telephone: +32 (0)1 627 6111). In order to receive timely delivery of these documents, holders of AB InBev ADSs must make such a request no later than five U.S. business days before the AB InBev General Meeting. The AB InBev General Meeting is currently scheduled for             2016 but the actual date may be different.

You should rely only on the information contained in this prospectus. Neither AB InBev nor Newbelco has authorized any person to provide you with any information or to make any representations in connection with the Transaction, other than the information contained in this prospectus. If any person provides you with other information or makes a representation in connection with the Transaction, that information or representation must not be relied on as having been authorized by us.

This prospectus does not constitute an offer to any person in any jurisdiction in which an offer is unlawful. Offers are not being made to holders of AB InBev ordinary shares and/or AB InBev ADSs in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. However, Newbelco may, in its sole discretion, take any action it may deem necessary to make offers in any such jurisdiction and extend those offers to holders of AB InBev ordinary shares and/or AB InBev ADSs in any jurisdiction. In any jurisdiction where the securities, blue sky or other laws require that offers be made by a licensed broker or dealer, offers to holders of AB InBev ordinary shares and/or AB InBev ADSs will be deemed to be made on Newbelco’s behalf by one or more registered brokers or dealers licensed under the laws of the relevant jurisdiction.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. The delivery of this prospectus will not, under any circumstance, create an implication that the affairs of AB InBev, SABMiller or Newbelco have not changed since the date as of which information is furnished or since the date of this prospectus.

We are not incorporating the contents of the websites of AB InBev, SABMiller, the SEC or of any other entity into this document. References to websites are made in this document for your convenience only to provide you with information on how you can obtain at those websites copies of the documents that are included as exhibits to the registration statement of which this prospectus forms a part.

NOTE ON PRESENTATION

Unless otherwise indicated or the context requires, all references in this prospectus to:

•	“AB InBev” refer to Anheuser-Busch InBev SA/NV, a public limited liability company (société anonyme/naamloze vennootschap) organized under the laws of Belgium.

•	“AB InBev Group” refer to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV.

•	“Combined Group” refer to the combined group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco.

•	“Co-operation Agreement” refer to the Co-operation Agreement, dated 11 November 2015, between AB InBev and SABMiller, a copy of which is incorporated by reference as Exhibit 2.1 to the registration statement of which this prospectus forms a part.

•	“IFRS” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board.

•	“Newbelco” refer to Newbelco SA/NV, a public limited liability company (société anonyme/naamloze vennootschap) organized under the laws of Belgium. In certain agreements, press releases and other documents entered into or disclosed prior to the date of this prospectus, certain of which are incorporated by reference as exhibits hereto, Newbelco was referred to by its indicative name, “Newco”.

•	“our” or “we” refer to Newbelco or the Combined Group as the context requires.

•	“Proposed Structure” refer to the proposed structure of the Transaction (as defined below), as set out in “The Transaction” in this prospectus.

•	“SABMiller” refer to SABMiller plc, a public limited company incorporated under the laws of England and Wales.

•	“SABMiller Group” refer to SABMiller plc and the group of companies owned and/or controlled by SABMiller plc.

•	“Transaction” refer to the proposed acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev, to be implemented through the Proposed Structure.

In addition, all references to “USD”, “dollars”, “U.S. dollars”, “$” and “cents” are to the lawful currency of the United States. All references to “pounds sterling”, “sterling”, “GBP” and “£” are to the lawful currency of the United Kingdom. All references to “Colombian pesos” are to Colombian pesos, the lawful currency of Colombia. All references to “South African rand” and “ZAR” are to the lawful currency of the Republic of South Africa. All references to “Peruvian nuevos soles” are to the lawful currency of Peru. All references to “euro”, “€” and “EUR” are to the common currency of the European Union. All references to “Australian dollars” and “AUD” are to the lawful currency of the Commonwealth of Australia. All references to “Russian rubles” and “RUB” are to the lawful currency of the Russian Federation. All references to “Ukrainian hryvnia” and “UAH” are to the lawful currency of the Ukraine. References to “GAAP” mean generally accepted accounting principles.

Presentation of SABMiller Financial Information

The financial information relating to the SABMiller Group contained in this prospectus has been derived from its audited consolidated financial statements as at 31 March 2015 and 2014 and for the years ended 31 March 2015, 2014 and 2013 and the unaudited condensed consolidated financial statements as at 30 September 2015 and for the six months ended 30 September 2015 and 2014 (the “SABMiller Financial Information”) included elsewhere in this prospectus. The SABMiller Financial Information was prepared in accordance IFRS.

The reporting currency of the SABMiller Group is U.S. dollars.

Non-GAAP Financial Measures

This prospectus contains information in relation to SABMiller Group Net Producer Revenue (“SABMiller Group NPR”) (on a SABMiller Group-wide basis and in relation to the SABMiller Group’s segments), adjusted EBITA (“EBITA”) (on a SABMiller Group-wide basis and in relation to the SABMiller Group’s segments) and net debt. SABMiller Group NPR comprises revenue together with the SABMiller Group’s share of revenue from associates and joint ventures less excise duties and other similar taxes, together with the SABMiller Group’s share of excise duties and other similar taxes from associates and joint ventures. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. Net debt comprises gross debt (including borrowings, financing derivative financial instruments, overdrafts and finance leases) net of cash and cash equivalents (excluding overdrafts).

SABMiller Group NPR and EBITA, as defined, are non-GAAP financial measures, which SABMiller has historically used to evaluate performance and allocate resources between segments by SABMiller’s executive directors, being the chief operating decision makers. The segmental disclosures accord with the manner in which the SABMiller Group is managed. Segmental performance is reported after the specific apportionment of attributable head office service costs. Certain of these measures are commonly reported and widely used by investors in comparing performances with regard to amortization and certain other items, which can vary significantly depending upon accounting methods, interest expense or taxation, or non-operating factors. SABMiller Group NPR and EBITA, as defined, have been disclosed in this prospectus to permit a more complete and comprehensive analysis of the SABMiller Group’s operating performance. Net debt is also a non-GAAP financial measure, which SABMiller has historically used to evaluate its liquidity position and its progress towards deleveraging.

SABMiller Group NPR, EBITA, as defined, and net debt are not measurements of performance or financial position under IFRS. They should not be considered as an alternative to (a) revenue (as determined in accordance with GAAP), (b) operating profit (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s operating performance, (c) cash flows from operating activities (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s ability to meet cash needs, or (d) any other measures of performance or financial position under GAAP. SABMiller Group NPR, EBITA, as defined, and net debt may not be indicative of the SABMiller Group’s historical operating results or financial position, nor are they meant to be projections or forecasts of future results or financial position. In addition, because companies do not calculate these financial measures identically, the SABMiller Group’s presentation of these measures may not be comparable to similarly titled measures.

For a reconciliation of SABMiller Group NPR to revenue and a reconciliation of EBITA, as defined, to operating profit on a SABMiller Group-wide basis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Results of Operations”. For a reconciliation of SABMiller Group NPR to revenue and a reconciliation of EBITA, as defined, to operating profit on a segmental basis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Segmental Analysis”. For a reconciliation of net debt to interest bearing loans and borrowings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Liquidity and Capital Resources—Net Debt and Equity”. You should review such reconciliations and not rely on any single financial measure to evaluate the SABMiller Group’s business.

Volume Measurements

Unless otherwise stated, volume measurements as used in this prospectus in relation to SABMiller are stated in hectoliters (“hl”). References to the SABMiller Group’s lager, soft drinks and other alcoholic beverages volumes include 100% of the volumes of all consolidated subsidiaries and the SABMiller Group’s share of volumes of all associated undertakings and joint ventures.

Presentation of AB InBev Financial Information

AB InBev has prepared its audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. Unless otherwise specified, the AB InBev financial information and analysis presented elsewhere in, or incorporated by reference into, this prospectus is based on such consolidated financial statements. Unless otherwise specified, all AB InBev financial information included or incorporated by reference in this prospectus has been stated in U.S. dollars.

Volume Measurements

Unless otherwise specified, volumes, as used in this prospectus in relation to AB InBev, include beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, AB InBev’s volumes include not only brands that it owns or licenses, but also third-party brands that it brews or otherwise produces as a subcontractor, and third-party products that it sells through its distribution network, particularly in Western Europe. AB InBev’s volume figures in this prospectus reflect 100% of the volumes of entities that it fully consolidates in its financial reporting and a proportionate share of the volumes of entities that it proportionately consolidates in its financial reporting, but do not include volumes of its associates or non-consolidated entities.

Rounding

Certain monetary amounts and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

MARKET AND INDUSTRY INFORMATION

SABMiller

Certain information in this prospectus relating to the SABMiller Group has been extracted from third-party sources. Such information has been accurately reproduced and no facts have been omitted which would render the reproduced information inaccurate or misleading.

The information includes statements contained in this prospectus relating to the market positions and market shares of the SABMiller Group and other companies in individual markets and the respective consumption figures and rates of growth in those markets. Unless otherwise stated, these statements are SABMiller management estimates, based, where available, on the most recent available beer industry reports relevant to those markets published on a worldwide or country basis. Other sources of information include IRi-Aztec (Australia) Pty Ltd (for Australia), Euromonitor International Limited (for Colombia and South Africa), BARSCAN (for Australia), Canadean Limited (for China, India and Russia), the Czech Beer and Malt Association (for the Czech Republic), Nielsen Consumer (for Colombia, Honduras, Poland, Romania, the Netherlands, Turkey, Kazakhstan and Pakistan), CCR Audit (for Peru), Dichter & Neira Research Network (for Panama), Frontline Market Research (for Tanzania, Mozambique, Uganda, Zambia, Botswana, Swaziland and Zimbabwe), the Central Statistical Office of Poland (for Poland), the Hungarian Brewers’ Association (for Hungary), Ipsos Retail Performance (for Azerbaijan, Kyrgyzstan and Turkmenistan), Mardis Cia. Ltda (for Ecuador), the National Bureau of Statistics of China (for China), Retail Zoom (for Iraq) and SymphonyIRI Group (for Italy).

AB InBev

Market information (including market share, market position and industry data for the AB InBev Group’s operating activities and those of its subsidiaries or of companies acquired by it) or other statements presented in this prospectus regarding the AB InBev Group’s position (or that of companies acquired by it) relative to its competitors largely reflect the best estimates of AB InBev’s management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which the AB InBev Group operates and, in some cases, upon published statistical data or information from independent third parties.

Except as otherwise stated, the AB InBev Group’s market share data, as well as its management’s assessment of its comparative competitive position, has been derived by comparing the AB InBev Group’s sales figures for the relevant period to its management’s estimates of its competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which the AB InBev Group sells its products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Chile, Dominican Republic, Guatemala, Paraguay, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveca y de la Malta (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and IRI (for France), Plato Logic Limited (for Italy), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

There are statements in this prospectus, such as statements that include the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “anticipate”, “estimate”, “project”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Risk Factors” for further discussion of risks and uncertainties that could impact the businesses of the AB InBev Group and the Combined Group.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this prospectus that are not historical; and

•	our success in managing the risks involved in the foregoing.

The forward-looking statements contained in this prospectus, including in documents that are filed with the SEC and incorporated by reference herein, include statements relating to the Transaction, the Transaction-related divestitures described herein and the financing of the Transaction, including the expected effects of the Transaction on the AB InBev Group and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to: the expected characteristics of the Combined Group; expected ownership of Newbelco by AB InBev shareholders and SABMiller shareholders; expected customer reach of the Combined Group; the expected benefits of the proposed Transaction; and the financing of the Transaction and the Combined Group.

All statements regarding the Transaction, the Transaction-related divestitures described herein and the financing of the Transaction other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of AB InBev’s management and Newbelco’s management, are subject to numerous risks and uncertainties about the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group and are dependent on many factors, some of which are outside of our and their control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the Transaction; the ability to realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and resulting from the AB InBev Group’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of the AB InBev Group, Newbelco and/or the Combined Group in managing the risks involved in the foregoing.

Statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this prospectus are further qualified by the risk factors disclosed in “Risk Factors” that could cause actual results to differ materially from those in the forward-looking statements. Subject to their obligations under Belgian and U.S. law in relation to disclosure and ongoing information, Newbelco, AB InBev and SABMiller disclaim any intent or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE EXTRAORDINARY GENERAL MEETING OF AB INBEV SHAREHOLDERS

WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY

The following questions and answers are intended to address briefly some commonly asked questions regarding the Transaction and the extraordinary general meeting of AB InBev shareholders. These questions and answers only highlight some of the information contained in this prospectus. They may not contain all the information that is important to you. You should read carefully this entire prospectus, including the exhibits and the documents incorporated by reference into this prospectus, to understand fully the proposed Transaction and the voting procedures for the extraordinary general meeting of AB InBev shareholders. See “Where You Can Find More Information” beginning on page 264 of this prospectus.

If you are in any doubt about the Transaction described herein, you should consult an independent financial advisor.

What is the Transaction?

•	In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “Rule 2.7 Announcement”, excerpts of which are attached as Annex A to this prospectus), AB InBev’s board and the board of SABMiller announced that they had reached agreement on the terms of the recommended acquisition by AB InBev of the entire issued and to be issued share capital of SABMiller. The Transaction will be implemented through the Proposed Structure, which involves three principal steps as follows:

•	first, the acquisition of SABMiller by Newbelco through a UK court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller in consideration for the issue of the Initial Shares (as defined below) to the shareholders of SABMiller under Part 26 of the UK Companies Act 2006 (with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales, the “UK Scheme”);

•	second, a voluntary cash takeover offer made by AB InBev pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the shares of Newbelco to be issued to the shareholders of SABMiller as a result of the UK Scheme (the “Initial Shares”) (the “Belgian Offer”); and

•	third, following closing of the Belgian Offer, the merger of AB InBev into Newbelco through a reverse merger under the Belgian Law of 7 May 1999, setting out the Companies Code (as amended from time to time, the “Belgian Companies Code”), pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group (the “Belgian Merger”).

Why am I receiving this prospectus?

•	Newbelco is required by the Securities Act of 1933, as amended (the “Securities Act”) to deliver this prospectus to all holders of AB InBev ordinary shares who are residents of the United States or who are U.S. persons and all holders of American Depositary Shares representing AB InBev ordinary shares (each, an “AB InBev ADS”), which may be evidenced by American Depositary Receipts (“ADRs”), because, upon the Belgian Merger becoming effective:

•	in exchange for their AB InBev ordinary shares, AB InBev shareholders will receive, without any further action on their part, one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the AB InBev ADSs will instead each represent one Newbelco ordinary share, thereby becoming “Newbelco ADSs”.

•	If you hold any AB InBev ordinary shares and/or AB InBev ADSs, you are receiving this prospectus because Newbelco may be deemed to be offering you securities (i.e., the Newbelco ordinary shares and Newbelco ADSs) for purposes of the Securities Act.

•	In addition, you are being asked to vote on the steps of the Transaction requiring shareholder approval at the AB InBev General Meeting (as defined below). You are receiving this prospectus to provide you with information about the Transaction and the matters that will be considered at the AB InBev General Meeting (as defined below) in connection with the Transaction, as well as with instructions on how you may exercise your voting and other shareholder rights relating to the Transaction and the AB InBev General Meeting.

What will I receive if the Belgian Merger is completed?

•	Upon the Belgian Merger becoming effective, your existing AB InBev ordinary shares and/or AB InBev ADSs will be extinguished and:

•	you will be issued one Newbelco ordinary share for every AB InBev ordinary share you hold on the record date for the Belgian Merger, and

•	Newbelco ordinary shares will be deposited with the depositary for the AB InBev ADS program, such that each AB InBev ADS will represent one Newbelco ordinary share and will therefore become a Newbelco ADS.

When is the record date for the Belgian Merger?

•	The record date for the Belgian Merger is currently expected to be 2016.

What actions will shareholders of AB InBev be asked to approve in connection with the Transaction?

•	In connection with the Transaction, AB InBev will convene an extraordinary general meeting of its shareholders (the “AB InBev General Meeting”) for the purpose of considering and, if thought fit, approving any resolutions to be taken as are necessary or useful to approve, implement and effect: (i) the Belgian Offer; (ii) the Belgian Merger and (iii) any other step of the Transaction requiring AB InBev shareholder approval, including the approval of any relevant documents (the “AB InBev Resolutions”).

Does AB InBev’s board of directors recommend voting in favor of the AB InBev Resolutions?

•	Yes. On 2016, AB InBev’s board of directors recommended that you vote in favor of the Transaction, including the Belgian Offer, the Belgian Merger and each of the transactions related thereto.

What vote is needed to approve the AB InBev Resolutions?

•	Approval of the acquisition of the Initial Shares of Newbelco to be made under the Belgian Offer requires an affirmative vote of the holders of at least 75% of the shares of AB InBev attending or represented at the AB InBev General Meeting. There is no quorum requirement to pass this resolution.

•

Approval of the Belgian Merger by the AB InBev General Meeting requires an affirmative vote of at least 75% of the votes cast at the AB InBev General Meeting; provided, however, that a quorum of holders of at least 50% of the outstanding share capital of AB InBev is present or represented at the meeting. If there is no quorum, a second extraordinary general meeting may be convened. At the second meeting, the quorum requirement will not apply, but the approval of the Belgian Merger will still require approval by 75% of the votes cast at that meeting.

•	AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev, EPS Participations S.à R.L. (“EPS Participations”) and BRC S.à R.L. (“BRC”) to vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, which remain binding except in a limited number of circumstances as described in further detail elsewhere in this prospectus. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.77% of AB InBev’s voting rights as of 31 December 2015.

What is the record date for the AB InBev General Meeting?

•	According to Article 25 of the AB InBev articles of association, only holders of AB InBev ordinary shares who are registered either on AB InBev’s register of registered shareholders or, for holders of dematerialized shares, through book-entry in the accounts of an authorized account holder or clearing organization at midnight Central European Time on the fourteenth calendar day preceding the date of the AB InBev General Meeting shall be entitled to participate in the AB InBev General Meeting.

Where and when is the AB InBev General Meeting?

•	AB InBev intends to hold the AB InBev General Meeting at , Central European Time, on , at , Belgium.

May I attend the AB InBev General Meeting?

•	If you are a holder of AB InBev ordinary shares on the record date for the AB InBev General Meeting (i.e., at midnight Central European Time on the 14th calendar day preceding the date of the AB InBev General Meeting), yes, you may attend the AB InBev General Meeting, provided that you comply with the formalities of admission set out in Article 25 of the AB InBev articles of association, which includes sending to AB InBev (or a person designated by AB InBev), on or before the sixth calendar day preceding the date of the AB InBev General Meeting:

1.	a notification of your intention to participate in the AB InBev General Meeting and the number of ordinary shares you intend to vote;

2.	if your ordinary shares are in dematerialized form, an original certificate issued by an authorized account holder or a clearing organization certifying the number of ordinary shares you owned on the record date for the AB InBev General Meeting; and

3.	if you wish to attend the AB InBev General Meeting by proxy, an executed proxy form.

•	If you are a holder of AB InBev ADSs, no, you may not attend the AB InBev General Meeting unless, prior to the record date for the AB InBev General Meeting, you have surrendered your AB InBev ADSs at the depositary’s corporate trust office in exchange for the AB InBev ordinary shares underlying your AB InBev ADSs in accordance with the procedures of the depositary and you have complied with the formalities of admission set out in Article 25 of the AB InBev articles of association.

•	If you attend the AB InBev General Meeting in person, you must be able to provide evidence of your identity in order to be granted access to the AB InBev General Meeting. Representatives of legal entities must also provide evidence establishing their capacity as corporate representative or attorneys-in-fact.

Do I have to attend the AB InBev General Meeting in person to vote?

•	No. A holder of AB InBev ordinary shares may vote on the AB InBev Resolutions either in person, by mail or by means of a proxy in accordance with Belgium law and the AB InBev articles of association.

Executed proxy forms or vote by mail forms, as applicable, must reach AB InBev on or before the sixth calendar day preceding the date of the AB InBev General Meeting.

•	A holder of AB InBev ADSs may only vote the AB InBev ordinary shares underlying his or her AB InBev ADSs in accordance with the procedures to be specified by the depositary for the AB InBev ADSs, The Bank of New York Mellon.

•	This prospectus is not a proxy statement and we are not asking you to deliver proxies to AB InBev or Newbelco.

Will The Bank of New York Mellon vote AB InBev ordinary shares underlying AB InBev ADSs at the AB InBev General Meeting?

•	Yes. Subject to certain limitations and applicable law, holders of AB InBev ADSs may instruct The Bank of New York Mellon, as depositary for the AB InBev ADSs, to vote the AB InBev ordinary shares represented by such holders’ AB InBev ADSs at the AB InBev General Meeting. The Bank of New York Mellon will contact holders of AB InBev ADSs with further details as to how such holders may give those instructions.

What is the effect if I do not cast my vote?

•	If a record holder of AB InBev ordinary shares does not cast his or her vote in any permitted fashion, no votes will be cast on behalf of such holder on any of the items on the agenda at the AB InBev General Meeting. If a beneficial (non-record) holder of AB InBev ordinary shares does not instruct his or her broker, depositary or other intermediary on how to vote on any of the proposals at the AB InBev General Meeting in any permitted fashion, no votes will be cast on behalf of such holder with respect to such items on the agenda at the AB InBev General Meeting.

•	If a holder of AB InBev ADSs does not give instructions to the depositary on how to vote on any of the proposals at the AB InBev General Meeting, the number of AB InBev ordinary shares represented by those AB InBev ADSs will not be voted.

What other shareholder approvals are needed?

•	In order to consummate the Transaction, the UK Scheme requires the approval of the shareholders of SABMiller (or any class or classes of them) at a meeting or meetings convened with the permission of the High Court of Justice in England and Wales. A general meeting of the holders of SABMiller’s ordinary shares (the “SABMiller General Meeting”) will also be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, any resolutions as are necessary to implement and effect the UK Scheme and to approve the Transaction as a whole, certain changes to SABMiller’s articles of association and certain other related matters (the “SABMiller Resolutions”).

•	In addition, a general meeting of the shareholders of Newbelco (the “Newbelco General Meeting”) will be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, any resolutions to be taken by the Newbelco shareholders as are necessary or useful to approve, implement and effect (i) the capital increase of Newbelco in connection with the UK Scheme; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco (the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part) with effect from completion of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from completion of the Belgian Offer; (v) the cancellation of the Newbelco ordinary shares held by the incorporators of Newbelco and (vi) any other step of the Transaction, including the approval of any relevant documents (the “Newbelco Resolutions”). The resolutions in connection with (i), (ii) and (iii) above require the approval of Newbelco shareholders by a majority of 75% of the votes cast and the Newbelco shareholders present at the meeting must represent at least 50% of Newbelco’s share capital.

What are the conditions to the UK Scheme being consummated?

•	The UK Scheme is conditional upon the satisfaction or waiver of a number of pre-conditions and conditions, including the receipt of a number of regulatory clearances and approval of the UK Scheme by the requisite number of shareholders of SABMiller, as set forth in Appendices 1 and 2 of the Rule 2.7 Announcement. See also “The Transaction—Conditions to completion of the Transaction”.

What are the conditions to the Belgian Offer being consummated?

•	The Belgian Offer is conditional upon the UK Scheme becoming effective and upon a number of other conditions, including the passing at the AB InBev General Meeting of the AB InBev Resolutions, as set forth in Appendix 2 of the Rule 2.7 Announcement. See also “The Transaction—Conditions to completion of the Transaction”.

What are the conditions to the Belgian Merger being consummated?

•	The Belgian Merger is conditional upon the closing of the Belgian Offer in accordance with its terms and a number of other conditions, including the passing at the AB InBev General Meeting of the AB InBev Resolutions and the passing at the Newbelco General Meeting of the Newbelco Resolutions, as set forth in Appendix 2 of the Rule 2.7 Announcement. See also “The Transaction—Conditions to completion of the Transaction”.

When will the Transaction be consummated?

•	Subject to the satisfaction or waiver of all applicable pre-conditions and conditions, the Transaction is currently expected to complete in the second half of 2016. However, no assurance can be provided as to when or if the Transaction will complete.

•	The Transaction is conditional upon the UK Scheme becoming effective by no later than 11 May 2017 or such later date as may be agreed in writing by AB InBev and SABMiller and approved by any requisite regulatory authorities.

What percentage of Newbelco will holders of AB InBev ordinary shares and/or AB InBev ADSs own after the Transaction?

•	Under the terms of the Transaction and as described below under “—the Belgian Offer”, each existing shareholder of SABMiller will have the option to elect to receive in the Belgian Offer either (i) cash consideration in an amount of GBP 44.00 in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an American Depositary Share (an “SABMiller ADS”)) it owns (the “Cash Consideration”); or (ii) cash consideration in an amount of GBP 3.7788 as well as 0.483969 restricted shares (the “Restricted Shares”) in Newbelco in respect of each SABMiller ordinary share it owns (together, the “Partial Share Alternative”), subject to a maximum number of 326,000,000 Restricted Shares being issued to all SABMiller shareholders that elect for the Partial Share Alternative. In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and GBP 2,545,387,824 in cash, then such elections will be scaled back pro rata among all SABMiller shareholders electing the Partial Share Alternative to the size of such elections (or as near to as AB InBev in its absolute discretion considers practicable).

•	After completion of the Transaction and taking account of Altria’s and BEVCO’s irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings (see “Material Agreements—Shareholder Irrevocable Undertakings”, former holders of AB InBev ordinary shares and/or AB InBev ADSs are expected to own between 83.1% and 83.5% of the issued and outstanding Newbelco share capital, depending on the number of SABMiller shareholders in addition to Altria and BEVCO that elect for the Partial Share Alternative.

If I hold AB InBev ordinary shares, will I have to pay brokerage commissions?

•	You will not have to pay brokerage commissions if your AB InBev ordinary shares are registered in your name. However, if your securities are held through a bank, broker, depositary or other custodian linked to a stock exchange, you should inquire as to whether any other transaction fee or service charges may be charged by any such person in connection with the Belgian Merger or the Transaction more generally.

If I hold AB InBev ADSs, will I have to pay ADS cancellation or issuance fees?

•	No. If you hold AB InBev ADSs, you will not have to pay fees for the cancellation of the AB InBev ADSs or the issuance of Newbelco ADSs in connection with the Belgian Merger, provided that you do not withdraw the AB InBev ordinary shares underlying the AB InBev ADSs.

What are the benefits of a combination of the AB InBev Group and the SABMiller Group?

•	AB InBev believes there is a compelling rationale for the Transaction, allowing both businesses to significantly accelerate their respective growth strategies and create enhanced value to the benefit of all stakeholders.

•	AB InBev believes that the strategic rationale for combining the two companies includes:

•	the creation of a truly global brewer and one of the world’s leading consumer products companies;

•	the combination of largely complementary geographical footprints and brand portfolios of the AB InBev Group and the SABMiller Group. The Combined Group would have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia and Central and South America;

•	the expected synergies of the Transaction, including AB InBev’s anticipated incremental recurring run rate pre-tax cost synergies of at least USD 1.4 billion per annum expected to be phased in over four years following the Transaction (full details of which are set out in the excerpts of the Rule 2.7 Announcement attached to this prospectus as Annex A);

•	significant growth opportunities from marketing the Combined Group’s brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the Combined Group;

•	strong brand building experience and success in developing global brands, national icons and local brands having been critical success factors for both the AB InBev Group and the SABMiller Group;

•	the Transaction brings together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality;

•	the Transaction could build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base; and

•	access to Africa, where the AB InBev Group does not currently have significant operations, as the continent is expected to play a vital role in the future of the Combined Group.

Are there risks associated with the Transaction that I should consider in deciding whether to approve the AB InBev Resolutions?

•	Yes. There are risks related to the Transaction that are discussed in this prospectus. See the section entitled “Risk Factors—Risks Relating to the Transaction”, beginning on page 36 of this prospectus.

What is the market value of my AB InBev ordinary shares and/or AB InBev ADSs as of a recent date?

•	On 2016, the last practicable date before the date of this prospectus, the closing price of an AB InBev ordinary share on Euronext Brussels was EUR and the closing price of an AB InBev ADS on the NYSE was USD .

Do I have any appraisal rights in connection with the Transaction?

•	No. Under Belgian law, holders of AB InBev ordinary shares and/or AB InBev ADSs do not have appraisal or dissenters’ rights with respect to the Transaction.

How and where will the outcome of the Transaction be announced?

•	The UK Scheme becoming effective, the results of the Belgian Offer and the consummation of the Belgian Merger will be announced by AB InBev or Newbelco. Such announcement will be available on www.ab-inbev.com or . The information on AB InBev’s website is not a part of this prospectus and is not incorporated by reference herein.

When will I receive my Newbelco ordinary shares or Newbelco ADSs?

•	The Newbelco ordinary shares you are entitled to receive pursuant to the Belgian Merger will be delivered (i) in registered form, if you hold your AB InBev ordinary shares in registered form or (ii) in dematerialized form, if you hold your AB InBev ordinary shares in dematerialized form, provided that you may notify AB InBev by 2016 if you wish to receive the Newbelco ordinary shares to which you are entitled in another form.

•	The Newbelco ordinary shares will be issued promptly upon completion of the Belgian Merger by recordation in the share register of Newbelco and will be delivered as follows:

•	the Newbelco ordinary shares to be delivered in registered form will be recorded in the names of such shareholders in the share register of Newbelco; and

•	the Newbelco ordinary shares to be delivered in dematerialized form will be recorded in the share register of Newbelco in the name of CIK SA/NV, the Belgian central securities depository, in its capacity as settlement institution; these shares will be delivered in dematerialized form to the securities accounts of such shareholders via Euroclear SA./N.V. as soon as practicable following completion of the Belgian Merger.

•	If you hold AB InBev ADSs, Newbelco will deposit the Newbelco ordinary shares underlying the Newbelco ADSs with the Newbelco ADS depositary. As a result, the AB InBev ADSs you hold will then represent Newbelco ordinary shares and will therefore become Newbelco ADSs.

What are the tax consequences of the Belgian Merger as a holder of AB InBev ordinary shares and/or AB InBev ADSs?

•	For information on the material Belgian and U.S. tax consequences of the Belgian Merger, see the “Material Tax Consequences of the Transaction” section of this prospectus. You should consult your own tax advisor on the tax consequences to you of the Belgian Merger.

Whom can I call with questions?

•	If you have more questions about the Transaction, you should contact AB InBev’s information agent, , toll-free at .

SUMMARY

This summary highlights selected information contained in this prospectus and may not contain all of the information that may be important to you. Accordingly, you should read carefully this entire prospectus, including the exhibits and the documents referred to, or incorporated by reference in, this prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page 264 of this prospectus.

Information about the Companies (Page 131)

Newbelco

Newbelco was formed for the purposes of effecting the Transaction (as defined below) and becoming the holding company for the Combined Group following the completion of the Transaction. In certain agreements, press releases and other documents entered into or disclosed prior to the date of this prospectus , certain of which are incorporated by reference as exhibits hereto, Newbelco was referred to by its indicative name, “Newco”.

To date, Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Transaction and certain other activities in connection with the Transaction.

Newbelco was incorporated on 3 March 2016 under the laws of Belgium. As of the date of this prospectus, SABMiller owns (through its wholly-owned subsidiary, SABMiller International B.V.) 6,149,999 shares of Newbelco, with Phidias Management S.A., a company appointed to provide various corporate services and a wholly-owned subsidiary of Intertrust SA/NV, holding the remaining 1 share. Newbelco is expected to be renamed prior to the completion of the Transaction described herein and will cancel all of the shares held by its incorporators in connection with the UK Scheme, as described below. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at 97, Rue Royale, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0649.641.563.

AB InBev

The AB InBev Group is the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven group, the AB InBev Group produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. The AB InBev Group also produces and distributes soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries.

AB InBev is a publicly traded company, listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. AB InBev American Depositary Shares (“AB InBev ADSs”) representing rights to receive AB InBev ordinary shares are listed and trade on the NYSE under the symbol BUD.

AB InBev was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. The AB InBev Group’s global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11).

SABMiller

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group NPR, EBITA, as defined, and beverage volumes for the year ended 31 March 2015 were USD 26,288 million, USD 6,367 million and 323.9 million hl, respectively. As at 31 March 2015, the SABMiller Group’s total assets were USD 44,911 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 69,000 people in more than 80 countries.

SABMiller is a FTSE-20 company in terms of market capitalization and SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalization growing from USD 5,421 million as at 31 December 2000 to approximately USD 99,168 million as at 31 March 2016.

SABMiller was incorporated as a public limited company in England and Wales under the UK Companies Act 1985 on 17 March 1998. Its registered office is located at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS and its registered number is 03528416. Its telephone number is +44 (0) 1483 264000.

The Transaction (Page 80)

In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “Rule 2.7 Announcement”, excerpts of which are attached as Annex A to this prospectus), AB InBev’s board and the board of SABMiller announced that they had reached agreement on the terms of the recommended acquisition by AB InBev of the entire issued and to be issued share capital of SABMiller. The Transaction will be implemented through the Proposed Structure, which involves three principal steps as follows:

•	first, the acquisition of SABMiller by Newbelco through a UK court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller in consideration for the issue of the Initial Shares (as defined below) to the shareholders of SABMiller under Part 26 of the UK Companies Act 2006 (with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales, the “UK Scheme”);

•	second, a voluntary cash takeover offer made by AB InBev pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the shares of Newbelco to be issued to the shareholders of SABMiller as a result of the UK Scheme (the “Initial Shares”) (the “Belgian Offer”); and

•	third, following closing of the Belgian Offer, the merger of AB InBev into Newbelco through a reverse merger under the Belgian Law of 7 May 1999, setting out the Companies Code (as amended from time to time, the “Belgian Companies Code”), pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group (the “Belgian Merger”).

Under the terms of the Transaction and as described below under “—the Belgian Offer”, each existing shareholder of SABMiller will have the option to elect to receive in the Belgian Offer either:

•	cash consideration in an amount of GBP 44.00 in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an American Depositary Share (an “SABMiller ADS”)) it owns (the “Cash Consideration”); or

•	cash consideration in an amount of GBP 3.7788 as well as 0.483969 restricted shares (the “Restricted Shares”) in Newbelco in respect of each SABMiller ordinary share it owns (together, the “Partial Share Alternative”), subject to a maximum number of 326,000,000 Restricted Shares being issued to all SABMiller shareholders that elect for the Partial Share Alternative, as described below. In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and GBP 2,545,387,824 in cash, then such elections will be scaled back pro rata among all SABMiller shareholders electing the Partial Share Alternative to the size of such elections (or as near to as AB InBev in its absolute discretion considers practicable).

The consummation of the Transaction is subject to a number of pre-conditions and conditions, as set forth in Appendices 1 and 2 of the Rule 2.7 Announcement. See also “The Transaction—Conditions to completion of the Transaction”.

UK Scheme

Once the applicable pre-conditions and conditions have been satisfied or waived, Newbelco will acquire the entire issued and to be issued share capital of SABMiller through a UK court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006, between SABMiller and the applicable shareholders of SABMiller.

Under the terms of the UK Scheme, each existing shareholder of SABMiller will have its shares transferred to Newbelco, in consideration for which it will receive 100 Initial Shares in Newbelco for each SABMiller ordinary share (including each SABMiller ordinary share represented by a SABMiller ADS) it owns, thereby becoming a Newbelco shareholder. The Initial Shares will be issued to each existing shareholder of SABMiller in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Newbelco’s share capital will be increased in connection with the contribution in kind of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by ADSs) subject to the UK Scheme to Newbelco and the issue of Initial Shares to the former SABMiller shareholders in exchange for such contribution.

In connection with the UK Scheme, each SABMiller shareholder will have the opportunity to elect, in respect of all its Initial Shares, for the Partial Share Alternative or the Cash Consideration by completing a form of election. Under the terms of the UK Scheme, SABMiller shareholders will appoint an agent in respect of all of their Initial Shares:

•	if they do not elect for the Partial Share Alternative, to tender their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.44 per Initial Share (unless they have given a contractual undertaking to AB InBev to elect for the Partial Share Alternative); or

•	if they elect for the Partial Share Alternative, to tender such number of Initial Shares into the Belgian Offer as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (including, if applicable, any additional cash payable as a result of pro rata scaling back of elections for the Partial Share Alternative as described below), with the remaining Initial Shares to be retained by the relevant former SABMiller shareholder (having become a Newbelco shareholder as a result of the UK Scheme) and automatically reclassified (and consolidated) into Restricted Shares (on the basis of one Restricted Share for every 188.879490590964 Initial Shares held) shortly after completion of the Belgian Offer.

SABMiller shareholders will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller shares. Holders of SABMiller ADSs that wish to elect for the Partial Share Alternative will be required to withdraw the SABMiller ordinary shares underlying their SABMiller ADSs from SABMiller’s deposit facility and become holders of SABMiller ordinary shares before the record time under the UK Scheme and make a valid election for the Partial Share Alternative as described above. SABMiller shareholders who do not make a valid election shall be deemed to have elected for the Cash Consideration and to have appointed the agent to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.44 per Initial Share, (unless they have given a contractual undertaking to AB InBev to elect for the Partial Share Alternative).

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and GBP 2,545,387,824 in cash, which will be available for approximately 41.6% of the outstanding SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs). To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back on a pro rata basis among all SABMiller shareholders electing the Partial Share Alternative, and the balance of the consideration due to SABMiller shareholders who elected the Partial Share Alternative will be satisfied in cash in accordance with the terms of the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller ordinary shares, respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at the close of business on the day prior to the publication of the Rule 2.7 Announcement. See “Material Agreements—Shareholder Irrevocable Undertakings” for a description of such irrevocable undertakings. If elections for the Partial Share Alternative are scaled back as described above, Altria and BEVCO’s elections will be scaled back on the same basis as each other SABMiller shareholder.

It is currently intended that the UK Scheme will become effective on or around             2016. Following the UK Scheme becoming effective and the legal transfer of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by SABMiller ADSs) from the SABMiller shareholders to Newbelco, Newbelco will cancel all of the 6,150,000 shares without nominal value issued on 3 March 2016 in connection with its incorporation with effect simultaneously with the capital increase described above, such that the former SABMiller shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Shares following completion of the capital increase. Assuming that the legal transfer of the SABMiller shares to Newbelco will be completed within five business days of the UK Scheme becoming effective, it is currently expected that the capital increase will occur on or around             2016.

For a detailed description of the UK Scheme, see Step 1 of Section 12 of the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Belgian Offer

After completion of the capital increase described above, AB InBev will make a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the Initial Shares issued to the former shareholders of SABMiller as a result of the UK Scheme. It is currently intended that the Belgian Offer will be made on the day following the date on which the capital increase occurs (i.e., on or around             2016).

Under the Belgian Offer, AB InBev will offer to purchase the Initial Shares for GBP 0.44 each. Depending on the elections (or deemed elections) made by the SABMiller shareholders (who will have become Newbelco shareholders as per the UK Scheme), AB InBev will purchase:

•	all Initial Shares held by the former SABMiller shareholders who elected for the Cash Consideration; and

•	(i) a number of Initial Shares equal to the total number of Initial Shares held by the former SABMiller shareholders who elected for the Partial Share Alternative divided by 11.64390811897957, with such number being rounded down to the closest round number, and (ii) such additional number of Initial Shares required to satisfy the pro rata scale back, as the case may be.

The Belgian Offer is expected to be open for one day only. SABMiller shareholders will, however, have had the opportunity to make an election between the Cash Consideration and the Partial Share Alternative (and withdraw or revise that election) and instruct the agent during the UK Scheme process accordingly from (i) the time the documentation relating to the UK Scheme is despatched or made available to them until (ii) 4:00 p.m. CET on the date of the Belgian Offer. Even though former SABMiller shareholders will hold Initial Shares following the capital increase, and will no longer hold shares in SABMiller, the agent in the Belgian Offer will act as the agent of the former SABMiller shareholders and will act only on the basis of the elections or deemed elections of the former SABMiller shareholders.

Immediately after the closing of the Belgian Offer, all Initial Shares retained by the former SABMiller shareholders who validly elected for the Partial Share Alternative will be reclassified and reconsolidated on the basis of a ratio of one Restricted Share for every 188.879490590964 Initial Shares retained.

Upon closing of the Belgian Offer, following such reclassification and reconsolidation, and pending completion of the Transaction, the shareholders of Newbelco will be (i) AB InBev and (ii) the holders of the Restricted Shares (being the former SABMiller shareholders who validly instructed the agent to elect for the Partial Share Alternative).

For a detailed description of the Belgian Offer, see Step 2 of Section 12 of the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a reverse merger under the Belgian Companies Code, pursuant to which holders of AB InBev ordinary shares and AB InBev ADSs will become holders of Newbelco ordinary shares and Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group. The Belgian Merger will be submitted to a vote of the holders of AB InBev ordinary shares and AB InBev ADSs and to a vote of the Newbelco shareholders at shareholders’ meetings of both companies scheduled to take place on             2016. Under the terms of the Transaction, the Belgian Merger will only become effective once the competent Belgian notary has acknowledged, after all conditions of the merger have been satisfied, the completion of the Belgian Merger via a notarial deed. If approved, it is currently expected that the Belgian Merger will become effective on or around             2016.

Pursuant to the Belgian Merger, the Initial Shares of Newbelco held by AB InBev that were acquired as a result of the Belgian Offer will be cancelled and:

•	in exchange for their AB InBev ordinary shares, AB InBev shareholders will receive, without any further action on their part, one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the AB InBev ADSs will instead each represent one Newbelco ordinary share, thereby becoming “Newbelco ADSs”.

This prospectus relates to the Newbelco ordinary shares (including Newbelco ordinary shares to be represented by Newbelco ADSs) being issued to U.S. persons pursuant to the Belgian Merger.

Each Newbelco ordinary share will be issued in accordance with, and subject to the rights and obligations of, the articles of association of Newbelco, the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part. For a comparison of the rights and privileges of a holder of Newbelco ordinary shares as compared to a holder of AB InBev ordinary shares, please see “Comparison of the Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 261 of this prospectus.

For a detailed description of the Belgian Merger, see Step 3 of Section 12 of the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Resulting Capital Structure

Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon completion of the Belgian Merger, AB InBev will be dissolved by operation of Belgian law. Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller following completion of the UK Scheme, as well as all of the assets and liabilities of AB InBev upon completion of the Transaction and will thereafter become the new holding company for the Combined Group; and

•	the former AB InBev shareholders and those former SABMiller shareholders who will hold Restricted Shares pursuant to the Partial Share Alternative will become the shareholders of Newbelco upon completion of the Transaction.

Subject to completion of the Transaction, Newbelco currently expects that the Newbelco ordinary shares will be admitted to listing on Euronext Brussels, with an initial listing intended to occur on or about the first business day following the date of the Belgian Merger. It is also intended that the Newbelco ordinary shares will, at the same time, be listed on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs will be listed on the NYSE.

Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR program and will be subject to, among other things, restrictions on transfer until converted into Newbelco ordinary shares. The Restricted Shares will be convertible at the election of the holder into Newbelco ordinary shares on a one-for-one basis with effect from the fifth anniversary of the completion of the Transaction. Following completion of the Transaction, such Restricted Shares will rank equally with the Newbelco ordinary shares as regards dividends and voting rights.

Depending on the number of SABMiller shareholders other than Altria and BEVCO that elect for the Partial Share Alternative, former holders of AB InBev ordinary shares and/or AB InBev ADSs are expected to own between 83.1% and 83.5% of the issued and outstanding share capital of Newbelco and former holders of SABMiller ordinary shares are expected to own between 16.5% and 16.9% of the issued and outstanding share capital of Newbelco.

Form of the Transaction (Page 80)

Upon the UK Scheme becoming effective (and the related capital increase of Newbelco), the entire issued and to be issued share capital of SABMiller will be transferred to Newbelco and SABMiller will be a direct, wholly-owned subsidiary of Newbelco. Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law.

The following diagrams illustrate in simplified terms the current structure of the AB InBev Group and the SABMiller Group and the expected structure of Newbelco and the Combined Group following the completion of all three steps of the Transaction under the Proposed Structure, assuming that Altria and BEVCO will exercise the Partial Share Alternative for the entire share capital of SABMiller owned by them in accordance with their irrevocable undertakings and that all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration.

The Co-operation Agreement (Page 208)

On 11 November 2015, AB InBev entered into the Co-operation Agreement with SABMiller, pursuant to which AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorizations necessary to satisfy the pre-conditions and regulatory conditions to the Transaction as set out in Appendices 1 and 2 to the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorizations. AB InBev and SABMiller have also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of any other official authorization or regulatory clearance required in relation to the implementation of the Transaction.

See “Material Agreements—The Co-operation Agreement” beginning on page 208 of this prospectus.

Break Payment (Page 210)

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event (as defined below), AB InBev has agreed to pay or procure the payment to SABMiller of USD 3.0 billion if:

•	key AB InBev shareholder resolutions are not passed by a specified date;

•	at or before the start of the AB InBev General Meeting, AB InBev’s board withdraws its recommendation to its shareholders to vote in favor of the key AB InBev Resolutions and SABMiller confirms that it no longer intends to proceed with the Transaction and the UK Panel on Takeovers and Mergers (the “UK Panel”) (and the Belgian Financial Services and Markets Authority (“FSMA”), if applicable) confirm that AB InBev is no longer required to proceed with the Transaction); or

•	any pre-condition or regulatory condition to the Transaction (as set out in the Rule 2.7 Announcement) has not been satisfied or waived by 11:59 pm on the date which is 14 days prior to the long stop date (11 May 2017 or such other date as AB InBev and SABMiller may agree), or AB InBev invokes (and is permitted by the UK Panel to invoke) any pre-condition or regulatory condition prior to the agreed long stop date,

(each a “Break Payment Event”).

See “Material Agreements—The Co-operation Agreement—Break Payment” beginning on page 210 of this prospectus.

Termination of the Co-operation Agreement (Page 209)

AB InBev has the right to terminate the Co-operation Agreement (and the break payment shall not be payable) under certain circumstances, including if:

•	the SABMiller board withdraws or adversely modifies its recommendation in respect of the Transaction;

•	SABMiller announces that it will not (i) convene the meeting(s) of the relevant shareholders of SABMiller to consider, and if thought fit, approve the UK Scheme; (ii) convene a general meeting of the holders of SABMiller’s ordinary shares (the “SABMiller General Meeting”) or (iii) post the UK Scheme shareholder document (incorporating the notice of the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the notice of the SABMiller General Meeting);

•	the meeting of the relevant SABMiller shareholders in connection with the UK Scheme, the SABMiller General Meeting, a general meeting of the shareholders of Newbelco (the “Newbelco General Meeting”) and the hearing of the High Court of Justice in England and Wales to sanction the UK Scheme are not held by the specified dates;

•	a pre-condition or condition to the Transaction is not satisfied or waived or has become incapable of satisfaction or waiver (where its invocation has been permitted by the Panel) by an agreed long stop date;

•	certain shareholder (and in the case of Newbelco, board of director) resolutions of SABMiller and Newbelco to approve, implement and effect the Transaction are not passed;

•	a competing proposal is recommended by the relevant SABMiller directors or completes;

•	if the Transaction is, with the permission of the UK Panel and, when applicable, the FSMA, withdrawn or lapses in accordance with its terms prior to the agreed long stop date (other than in certain specified circumstances); or

•	if completion of the Transaction has not occurred by the agreed long stop date.

The Co-operation Agreement will also terminate upon notice by either party on the occurrence of a Break Payment Event (as described above).

See “Material Agreements—The Co-operation Agreement—Termination of the Co-operation Agreement” beginning on page 209 of this prospectus.

Conditions to Completion of the Transaction (Page 107 and Annex A)

The Transaction is subject to a certain number of pre-conditions and conditions, some of which have already been satisfied. In addition, each of the three steps of the Transaction is conditional on completion of the preceding step.

In order to consummate the Transaction, the UK Scheme requires the approval of the shareholders of SABMiller (or any class or classes of them) at a meeting or meetings convened with the permission of the High Court of Justice in England and Wales. The SABMiller General Meeting will also be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, any resolutions as are necessary to implement and effect the UK Scheme and to approve the Transaction as a whole, certain changes to SABMiller’s articles of association and certain other related matters (the “SABMiller Resolutions”) at the SABMiller General Meeting, which will be held immediately after the court meeting of the relevant SABMiller shareholders in connection with the UK Scheme.

In addition, in connection with the Transaction, AB InBev will convene an extraordinary general meeting of AB InBev shareholders (the “AB InBev General Meeting”) for the purpose of considering and, if thought fit, approving any resolutions (the “AB InBev Resolutions”) to be taken as are necessary or useful to approve, implement and effect:

•	the Belgian Offer;

•	the Belgian Merger; and

•	any other step of the Transaction requiring AB InBev shareholder approval, including the approval of any relevant documents.

Approval of the Belgian Merger by the AB InBev General Meeting requires an affirmative vote of at least 75% of the votes cast at the AB InBev General Meeting; provided, however, that a quorum of holders of at least 50% of the outstanding share capital of AB InBev is present or represented at the meeting. If there is no quorum, a second extraordinary general meeting may be convened. At the second meeting, the quorum requirement will not apply, but the approval of the Belgian Merger will still require approval by 75% of the votes cast at that meeting.

Approval of the acquisition of the Initial Shares of Newbelco to be made under the Belgian Offer requires an affirmative vote of the holders of at least 75% of the shares of AB InBev attending or represented at the AB InBev General Meeting. There is no quorum requirement to pass this resolution.

AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev, EPS Participations S.à R.L. (“EPS Participations”) and BRC S.à R.L. (“BRC”) to vote in favor of the AB InBev

Resolutions at the AB InBev General Meeting, which remain binding except in a limited number of circumstances as described in further detail elsewhere in this prospectus. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.77% of AB InBev’s voting rights as of 31 December 2015.

Finally, the Newbelco General Meeting will be convened for the purpose of considering and, if thought fit, approving, any resolutions to be taken by the Newbelco shareholders as are necessary or useful to approve, implement and effect (i) the capital increase of Newbelco in connection with the UK Scheme; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco (the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part) with effect from completion of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from completion of the Belgian Offer; (v) the cancellation of the Newbelco ordinary shares held by the incorporators of Newbelco and (vi) any other step of the Transaction, including the approval of any relevant documents (the “Newbelco Resolutions”). The resolutions in connection with (i), (ii), (iii) above require the approval of Newbelco shareholders by a majority of 75% of the votes cast and the Newbelco shareholders present at the meeting must represent at least 50% of Newbelco’s share capital.

The paragraphs below describe the outstanding pre-conditions and conditions of the Transaction.

UK Scheme

To become effective, the UK Scheme will require the approval of the SABMiller shareholders at a meeting or meetings convened with the permission of the UK Court. Any resolution proposed at that meeting must be approved by a majority in number of the SABMiller shareholders present and voting at the meeting, either in person or by proxy, representing not less than 75% in value of the SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) voted at such meeting. It is currently intended that this meeting will be held on or around             2016.

Implementation of the UK Scheme will require the Newbelco shareholders to have approved the capital increase described under “The Transaction—UK Scheme” below. It is currently intended that the meeting of the Newbelco shareholders to approve such matters will be held on or around             2016.

Following the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the UK Court. The court hearing to sanction the UK Scheme is currently intended to be held on or around             2016, following which the UK Scheme will become effective subject to the conditions to the UK Scheme being satisfied or waived. Following the UK Scheme becoming effective, it is currently expected that the capital increase of Newbelco will complete on or around             2016 (assuming the legal transfer of the SABMiller shares subject to the UK Scheme from the SABMiller shareholders to Newbelco will be completed within five business days of the UK Scheme becoming effective).

In addition to the above shareholders’ approval and scheme sanction conditions, the UK Scheme is subject to a certain number of other outstanding conditions. Such conditions include (i) obtaining regulatory clearances by applicable antitrust or competition law authorities in the European Union, the United States, China, South Africa, Colombia, Ecuador, Australia, Canada and in other relevant jurisdictions, and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions.

Belgian Offer

The conditions to which the Belgian Offer is subject include the passing of the AB InBev Resolutions.

In addition, the Belgian Offer is subject to (i) the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required), (ii) the SABMiller shares subject to the UK Scheme being registered in the name of Newbelco, and (iii) the Initial Shares being issued by Newbelco to the former SABMiller shareholders pursuant to the capital increase described under “The Transaction—The UK Scheme” at the latest on the day before the Belgian Offer commences.

Belgian Merger

The Belgian Merger is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of holders of AB InBev ordinary shares and/or AB InBev ADSs at the AB InBev General Meeting;

•	the Newbelco Resolutions being passed by the requisite majority of Newbelco shareholders at the Newbelco General Meeting;

•	the closing of Belgian Offer in accordance with its terms;

•	the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of the issuance of the Belgian notarial deed acknowledging completion of the Belgian Merger or such later date as AB InBev may determine; and

•	the competent Belgian notary acknowledging, after all conditions of the merger have been satisfied, the completion of the Belgian Merger via a notarial deed.

Share Ownership and Voting by AB InBev’s Directors and Officers (Page 78)

As of 15 February 2016, members of the AB InBev board of directors and executive board of management and their affiliates held and were entitled to vote 1.2% of the shares entitled to vote at the AB InBev General Meeting. By virtue of their responsibilities as directors of Stichting Anheuser-Busch InBev, Eugénie Patri Sébastien (EPS) S.A. (“EPS”), EPS Participations and/or BRC, certain members of the AB InBev board of directors may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by those entities AB InBev ordinary shares and/or AB InBev ADSs held by these entities are not included in the percentage above. AB InBev expects that its directors and officers and their affiliates will vote their shares in favor of the AB InBev Resolutions, but except as described under “Material Agreements—Shareholder Irrevocable Undertakings—AB InBev Shareholder Irrevocables”, none of them has entered into any agreement obliging him or her to do so.

Recommendation of the AB InBev board of directors and AB InBev’s reasons for the Transaction (Page 89)

At its meeting on 10 November 2015 the AB InBev board of directors agreed on the terms of the Transaction and unanimously approved entering into the Co-operation Agreement. On             2016, AB InBev’s board of directors recommended that holders of AB InBev ordinary shares and holders of AB InBev ADSs vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, including voting in favor of the Belgian Offer and the Belgian Merger.

The AB InBev board of directors considered many factors in reaching the decisions described above. In arriving at its decisions, the board of directors consulted with AB InBev’s management, legal advisors, financial advisors, accounting advisors and other advisors, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that a number of factors supported its decision, including that the Transaction is likely to result in significant strategic and financial benefits to AB InBev and its shareholders. For a discussion of these factors, see “The Transaction—Recommendation of the AB InBev board of directors and AB InBev’s reasons for the Transaction” beginning on page 89 of this prospectus.

In considering the recommendation of the board of directors of AB InBev, you should be aware that certain directors and executive officers of AB InBev will have interests in the proposed Transaction that may be different from, or in addition to, the interests of AB InBev’s shareholders generally. See “The Transaction—Interests of Certain Persons in the Transaction—Interests of AB InBev Directors and Executive Board of Management in the Transaction” beginning on page 94 of this prospectus.

Comparative Per Share Market Price Data (Page 221)

AB InBev ordinary shares are listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. AB InBev ADSs are listed on the NYSE under the symbol BUD. SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and to trading on the London Stock Exchange, with a secondary listing on the Johannesburg Stock Exchange. SABMiller also has ADRs trading on the OTC Pink Marketplace.

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the Rule 2.7 Announcement and                 2016, which is the last practicable day before the date of this prospectus, the reported closing prices for AB InBev ordinary shares on Euronext Brussels and the reported closing prices for AB InBev ADSs on the NYSE.

	AB InBev ordinary shares on Euronext Brussels	AB InBev ADSs on NYSE
	(EUR)	(USD)
14 September 2015	92.86	104.89
10 November 2015	109.63	118.35
2016

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the Rule 2.7 Announcement and                 2016, which is the last practicable day before the date of this prospectus, the reported closing prices for SABMiller ordinary shares on the London Stock Exchange.

London Stock Exchange
(GBP)
14 September 2015	29.34
10 November 2015	39.76
2016

Newbelco Board of Directors and Management upon Completion of the Transaction (Page 106)

As of the date of this prospectus, the management of Newbelco is comprised of three independent directors associated with Intertrust SA/NV: Christophe Tans, Irène Florescu and Wouter Vanmechelen. It is currently expected that the three current directors will resign and fifteen new directors will be appointed to the Newbelco board of directors effective upon completion of the Belgian Offer or shortly thereafter. The Newbelco board of directors will be comprised of the following:

•	three independent directors appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco board of directors;

•	so long as the Stichting Anheuser-Busch InBev owns more than 30% of the shares with voting rights of Newbelco, at least nine directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by Stichting Anheuser-Busch InBev; and

•	so long as the holders of Restricted Shares (together with their affiliates) own or control within the meaning at Article 5 of the Belgian Companies Code:

•	more than 13.5% of the shares with voting rights of Newbelco, three directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the shares with voting rights of Newbelco, two directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares; and

•	more than 4.5% but not more than 9% of the shares with voting rights of Newbelco, one director shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares.

For further details, see the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Following the completion of the Transaction, it is expected that:

•	Stichting Anheuser-Busch InBev will own at least 34.28% of the share capital of Newbelco and will be entitled to propose nine members of the new Newbelco board of directors; and

•	the holders of Restricted Shares will own at least 16.47% of the share capital of Newbelco and will be entitled to propose three members of the new Newbelco board of directors.

Regulatory Approvals Required (Page 109)

The Transaction is subject to the approval of applicable regulatory authorities, as described below, some, but not all, of which are pre-conditions and/or conditions to the UK Scheme, the Belgian Offer and the Belgian Merger.

Demonstrating AB InBev’s commitment to promptly and proactively address potential regulatory considerations:

•	Simultaneously with the announcement of the Transaction, AB InBev announced that it had agreed to the sale of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and SABMiller’s portfolio of Miller brands outside the U.S. to Molson Coors Brewing Company (the “MillerCoors divestiture”). This transaction is conditional on completion of the Transaction and on, among other things, customary regulatory approvals. Subject to specific adjustments, the purchase price, to be paid in cash, will be USD 12.0 billion. The MillerCoors divestiture was announced by AB InBev on 11 November 2015.

•

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd. (“Asahi”) to acquire certain of SABMiller’s European premium brands and their related businesses (excluding certain rights in the U.S.) (the “European divestiture”). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated business in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. The parties have commenced the relevant employee information and consultation processes applicable to a potential sale of these brands and businesses. Asahi’s offer, if accepted by AB InBev, is conditional on the completion of the Transaction and the European Commission’s approval of Asahi as a purchaser of the Peroni, Grolsch and Meantime brand families and related businesses; and

•	On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow (the “CR Snow divestiture”, and, together with the MillerCoors divestiture and the European divestiture, the “Transaction-related divestitures”). The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

European Commission clearance

Under the Council Regulation (EC) No. 139/2004 of the Council of the European Union, the Transaction requires notification to and prior approval by the European Commission. AB InBev and SABMiller received the European Commission’s approval for the Transaction on             2016.

U.S. clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the Transaction cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and all applicable waiting periods have expired or been terminated.

On 4 and 8 December 2015, respectively, each of AB InBev and SABMiller filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. On 7 January 2016, each of AB InBev and SABMiller received a request for additional information and documentary material (referred to as a “second request”) regarding the Transaction from the Antitrust Division. AB InBev and SABMiller certified substantial compliance with the second request on 25 March 2016 and are continuing to work cooperatively with the Antitrust Division in connection with this review.

Chinese MOFCOM clearance

Under the Chinese Anti-Monopoly Law of 2008, the Transaction cannot be completed until it is reviewed and approved by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”). On             2016, MOFCOM informed AB InBev that             .

South Africa approvals

The Transaction will require both (i) the approval of the Transaction by the Competition Tribunal or the Competition Appeal Court without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended) and (ii) the exchange control approval by the Financial Surveillance Department of the South African Reserve Bank in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev. On 14 April 2016, AB InBev announced that it and the South African Government have agreed to an approach in relation to the public interest conditions that will be recommended to the Competition Commission and Competition Tribunal in connection with the Transaction. For more information, see Exhibit 99.1 to AB InBev’s Current Report on Form 6-K filed with the SEC on 14 April 2016 and incorporated by reference herein. The last of these approvals was received on             2016.

Other regulatory approvals

In addition to the regulatory approvals described above, the Transaction is also conditional upon the receipt of regulatory clearances in Colombia, Ecuador, Australia, India, Canada and certain other relevant jurisdictions. The last of these approvals was received on             2016.

Since 11 November 2015, AB InBev and SABMiller have received approval without conditions in relation to the Transaction from:

•	the Competition Commission of India on 28 January 2016;

•	the Competition Commission of Albania on 18 February 2016;

•	the Swaziland Competition Commission on 26 February 2016;

•	the Commission for the Promotion and Defense of Competition of Uruguay on 8 March 2016;

•	the South Korea Fair Trade Commission on 10 March 2016;

•	the Competition Authority of Kenya on 18 March 2016; and

•	the Fiscalía Nacional Económica of Chile on 29 March 2016.

In addition, AB InBev and SABMiller received conditional approval from the Zambia Competition and Consumer Protection Commission on 11 April 2016.

Conditions Imposed by Agencies

Applicable antitrust or competition law authorities may require the imposition of certain conditions in connection with obtaining antitrust or merger control law clearances for the Transaction. Should such conditions require AB InBev, SABMiller or Newbelco (or any of their respective subsidiaries, affiliates or joint ventures) to take any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting business in any specified manner) that would individually or in the aggregate reasonably be expected to result in a material adverse effect on the business, operations or financial condition of the AB InBev Group, the SABMiller Group and/or the Combined Group, AB InBev may decide not to accept such conditions. While AB InBev does not believe that conditions resulting in a material adverse effect on Newbelco or the Combined Group are likely to be imposed, there can be no assurances that the applicable antitrust or merger control law authorities will not seek to impose restrictions that may adversely impact the benefits expected to be achieved from the Transaction, including, but not limited to, a prohibition on consummation.

Comparison of the Rights of Holders of AB InBev Ordinary Shares and Newbelco Ordinary Shares (Page 261)

As a result of the Transaction, the holders of AB InBev ordinary shares will become holders of Newbelco ordinary shares and their rights will be governed by the articles of association of Newbelco (instead of AB InBev’s existing articles of association). The current articles of association of Newbelco will be amended with effect from the closing of the Belgian Offer and will be substantially in the form as set forth in Exhibit 3.1 to the registration statement of which this prospectus forms a part. Following the completion of the Transaction, former holders of AB InBev ordinary shares will have substantially the same rights as holders of Newbelco ordinary shares that they had as holders of AB InBev ordinary shares. For a summary of the material differences between the rights of holders of AB InBev ordinary shares and Newbelco ordinary shares, see “Description of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 244 of this prospectus and “Comparison of the Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 261 of this prospectus.

Material Tax Consequences of the Transaction (Page 114)

U.S. Federal Income Tax Considerations

The Belgian Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the exchange of AB InBev ordinary shares for Newbelco ordinary shares will be tax-free to holders of AB InBev ordinary shares and AB InBev ADSs. For a more detailed discussion of the material U.S. federal income tax consequences of the Belgian Merger, see “Material Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations” beginning on page 114.

Belgian Tax Considerations of the Belgian Merger and Listings to Holders of AB InBev Ordinary Shares

Acquisition of Newbelco Ordinary Shares by AB InBev Shareholders

For Belgian resident AB InBev shareholders, any capital gain realized on the AB InBev ordinary shares upon the Belgian Merger, which should constitute for Belgian federal income tax purposes a tax neutral reorganization within the meaning of Article 211 Belgian Income Tax Code (“BITC”), should be exempt from Belgian capital gains tax. Such capital gains tax exemption should be available pursuant to either the exemption for transactions that fall within the normal management of a private estate provided for in Article 90, 9° BITC, the roll-over relief provisions provided for in Articles 95 and 96 BITC, the Speculation Tax exemption in Article 96/1, 2º BITC (for Belgian resident individuals subject to Belgian personal income tax who acquired their AB InBev ordinary shares as a private investment), Article 45, §1, 1° BITC (for Belgian resident individuals subject to Belgian personal income tax holding the AB InBev ordinary shares for professional purposes, for Belgian resident companies and for Belgian Organizations for Financing Pensions, or “OFPs”, subject to Belgian corporate income tax) BITC, or pursuant to Articles 221 to 223 BITC (for other Belgian legal entities subject to Belgian income tax on legal entities). Capital losses realized on AB InBev ordinary shares upon the Belgian Merger are as a rule not tax deductible.

Belgian non-resident AB InBev shareholders are, in principle, not subject to Belgian taxation on capital gains realized on the occasion of the Belgian Merger unless their AB InBev ordinary shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian resident AB InBev shareholders.

Cancellation of Newbelco Initial Shares held by AB InBev

The cancellation by Newbelco of the Initial Shares held by AB InBev pursuant to the Belgian Merger should qualify as a capital reduction that will be fully imputed on the fiscal paid-up capital of Newbelco and will not give rise to Belgian taxation.

Listings of the Newbelco Ordinary Shares

The listings of the Newbelco ordinary shares should have no Belgian tax consequences. As a result of the listing of the Newbelco ordinary shares, the realization of capital gains on the Newbelco ordinary shares by shareholders that are individuals holding their Newbelco ordinary shares as a private investment may be subject to Speculation Tax, as defined in and set out below under “Material Tax Consequences of the Transaction—Belgian Tax Considerations—Tax Consequences of the Belgian Merger and Listings to Holders of AB InBev Ordinary Shares” beginning on page 120.

No Dissenters’ Rights (Page 112)

Under Belgian law, holders of AB InBev ordinary shares and/or AB InBev ADSs do not have appraisal or dissenters’ rights with respect to the Transaction.

For additional details, see “No Dissenters’ Rights” beginning on page 112 of this prospectus.

Stock Exchange Listing (Page 111)

Newbelco ordinary shares and Newbelco ADSs are currently not traded or quoted on a stock exchange or quotation system. Newbelco expects that, shortly following the completion of the Transaction, Newbelco ordinary shares will be listed for trading on Euronext Brussels, with secondary listings on the Johannesburg Stock Exchange and the Mexican Stock Exchange. Application will be or has been made for the Newbelco ADSs to be listed for trading on the NYSE.

Financing Relating to the Transaction (Page 215)

For a more detailed description of the financing relating to the Transaction, see also “Financing Relating to the Transaction” beginning on page 215 of this prospectus.

Senior Facilities Agreement

On 28 October 2015, AB InBev entered into a USD 75.0 billion Senior Facilities Agreement (the “Senior Facilities Agreement”) with a syndicate of banks in connection with the Transaction. Each facility under the Senior Facilities Agreement is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option, and (ii) two months after the settlement date of the Belgian Offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be certain funds, subject to certain customary limitations. As of 31 December 2015, the facilities available under the Senior Facilities Agreement were undrawn. As a result of the debt capital markets issuances described below under “—Replacement Bond Financing”, on 27 January 2016, AB InBev cancelled USD 42.5 billion of the commitments available under the Senior Facilities Agreement and on 4 April 2016, AB InBev cancelled a further USD 12.5 billion of the commitments available. Accordingly, as of the date of this prospectus, the total committed amount under the Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under the a five-year term facility and USD 10.0 billion under a disposals bridge facility, which is expected to be repaid in full from the proceeds of the Transaction-related divestitures.

All proceeds from the drawdown under the Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer and, on or following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the Senior Facilities Agreement is subject to the satisfaction of a limited number of customary conditions precedent to closing (all conditions precedent to signing having been satisfied). In addition to these conditions, the utilizations under the Senior Facilities Agreement also require that no Major Default (as defined in the Senior Facilities Agreement) is continuing or would result from the proposed utilizations, that no change of control has occurred in respect of AB InBev and (in respect of each lender) that it is not illegal for that lender to fund.

Replacement Bond Financing

January 2016 Issuances

On 25 January 2016, AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4.0 billion	USD 7.5 billion	USD 6.0 billion	USD 11.0 billion	USD 6.0 billion	USD 11.0 billion	USD 500 million
Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021
Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal
Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016
Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps
Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at the option of AB InBev to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”). The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the Taipei Exchange (the “TPEx”) on 29 January 2016.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration under the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes. The January 2016 Notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2015.

March 2016 Issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Notes Programme. The notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold:	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000
Maturity date:	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020
Interest payment dates:	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Quarterly on March 17, June 17, September 17 and December 17, Commencing June 17, 2016 up to and including the Maturity Date
Interest Rate:	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the acquisition of SABMiller is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the acquisition of SABMiller and that it is no longer pursuing the acquisition of SABMiller.

The proceeds of the offering will be applied for the realization of the strategy of AB InBev, including to fund a portion of the purchase price for the Transaction and for general corporate purposes.

Accounting Treatment of the Transaction (Page 113)

AB InBev will be the accounting acquirer in respect of the Transaction. AB InBev will account for the Transaction using the acquisition method of accounting in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. AB InBev will measure the SABMiller Group assets acquired and SABMiller Group liabilities assumed at their fair values, including net tangible and identifiable intangible assets as of the closing of the Transaction. Any excess of the purchase price over those fair values will be recorded as goodwill.

For additional details, see “Accounting Treatment of the Transaction” beginning on page 113 of this prospectus.

RISK FACTORS

Holders of AB InBev ordinary shares and/or American Depositary Shares representing AB InBev ordinary shares (“AB InBev ADSs”) should carefully consider the following factors in evaluating whether to vote to approve the Transaction. These factors should be considered in conjunction with the other information included in or incorporated by reference into this prospectus, including the risks discussed in “Risk Factors” in AB InBev’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 or similar sections in subsequent filings incorporated by reference in this prospectus. See “Where You Can Find More Information”. Additional risks and uncertainties not presently known to Newbelco or AB InBev, or that are not currently believed to be important to you, also may adversely affect the Transaction and the Combined Group following the completion of the Transaction. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequences. You should consult your financial and legal advisors about the risks associated with the Transaction and an investment in the Newbelco ordinary shares and/or Newbelco ADSs that you will receive in connection with the Transaction. Newbelco and AB InBev disclaim any responsibility for advising you on these matters. Unless expressly stated otherwise, all references in this section to “we”, “us”, “our” or similar references refer to Newbelco and/or the Combined Group after giving effect to the Transaction, unless the context otherwise requires.

Risks Relating to the Transaction

The Transaction remains subject to the review and authorization of various regulatory authorities which could impose conditions that could have an unfavorable impact on the Combined Group.

Completion of the Transaction is subject to a number of pre-conditions and conditions. These pre-conditions and conditions include the receipt of regulatory clearances in the European Union, the United States, South Africa, China, Colombia, Ecuador, Australia, India and Canada and certain other jurisdictions. On the same day that AB InBev announced the Transaction, AB InBev announced the sale of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and SABMiller’s portfolio of Miller brands outside the U.S. to Molson Coors Brewing Company (the “MillerCoors divestiture”). On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd. (“Asahi”) to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.) (the “European divestiture”). On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow (the “CR Snow divestiture”, and, together with the MillerCoors divestiture and the European divestiture, the “Transaction-related divestitures”), in each case with the goal of proactively addressing potential regulatory considerations regarding its combination with SABMiller.

The terms and conditions of any authorizations, approvals and/or clearances to be obtained, or any other action taken by a regulatory authority following the closing of the Transaction may require, among other things, the divestiture of assets or businesses of either the AB InBev Group or the SABMiller Group to third parties, changes to operations in connection with the completion of the Transaction, restrictions on the ability of the Combined Group to operate in certain jurisdictions following the completion of the Transaction, restrictions on the AB InBev Group and the SABMiller Group combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations.

Any such actions could have a material adverse effect on the business of the Combined Group and diminish substantially the synergies and the advantages which AB InBev expects to achieve from the Transaction. Furthermore, AB InBev may not be able to effect any divestitures or other commitments at the time intended, or at all, or at the desired price, especially in challenging market conditions. Any event that prevents or delays the integration of the AB InBev Group and the SABMiller Group businesses and operations in any jurisdiction could have a material adverse effect on the AB InBev Group and/or the Combined Group and their results of operations.

In addition, divestitures and other commitments made in order to obtain regulatory approvals, if any, may have an adverse effect on the Combined Group’s business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying completion of the Transaction, reducing the anticipated benefits of the Transaction, reducing the price AB InBev is able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following the completion of the Transaction, any of which might have a material adverse effect on the Combined Group following the completion of the Transaction.

Ultimately, there is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed, and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion. See “Material Agreements—The Co-operation Agreement—Break Payment”.

In addition to regulatory authorizations, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions.

In addition to the pre-conditions and conditions relating to regulatory authorities described above, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions as described in the joint announcement by AB InBev and SABMiller on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (excerpts of which are attached as Annex A to this prospectus). These include the acquisition of SABMiller by Newbelco through a UK court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the UK Companies Act 2006; the completion of AB InBev’s voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the shares of Newbelco issued to the shareholders of SABMiller as a result of the UK Scheme and the completion of the merger of AB InBev into Newbelco through a reverse merger under the Belgian Law of 7 May 1999, setting out the Companies Code, pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group; necessary shareholder resolutions of SABMiller, AB InBev and Newbelco being passed by the relevant shareholders; the Newbelco ordinary shares having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the admission to trading of American Depositary Shares each representing one Newbelco ordinary share (the “Newbelco ADSs”) on the New York Stock Exchange.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed, and, in certain circumstances, AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion, including if specified AB InBev shareholder resolutions are not passed by the relevant date or AB InBev’s board withdraws its recommendation to AB InBev’s shareholders to vote in favor of the specified AB InBev shareholder resolutions and is permitted to withdraw from the Transaction.

Any resolution proposed at the meeting of the relevant shareholders of SABMiller convened by the High Court of Justice in England and Wales to approve the UK Scheme must be approved by a majority in number of shareholders of SABMiller (or any such class or classes of them) present and voting at the meeting, either in person or by proxy, representing not less than 75% of the relevant SABMiller shares voted at such meeting. There is no guarantee that the required level of shareholder support will be achieved. Although SABMiller’s two largest shareholders (Altria Group, Inc. (“Altria”) and BEVCO Ltd. (“BEVCO”)) have each provided irrevocable undertakings (copies of which are incorporated by reference as Exhibits 10.4 and 10.5, respectively, to the registration statement of which this prospectus forms a part) to vote to implement the Transaction, in certain circumstances such irrevocable undertakings may cease to be binding (as described further in paragraph 19 and Appendix 4 to the Rule 2.7 Announcement). In addition, it will be necessary for SABMiller to determine with the High Court of Justice in England and Wales whether, for the purposes of voting at such meeting, all of the shareholders of SABMiller (including Altria and BEVCO) should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The High Court of Justice in England and Wales will consider whether the legal rights of the shareholders of SABMiller under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular shareholders of SABMiller to be distinguished as a separate class.

Furthermore, even if AB InBev desired to invoke a condition to prevent completion of the Transaction, under the UK City Code on Takeovers and Mergers AB InBev is only able to invoke such conditions if the UK Panel on Takeovers and Mergers is satisfied that the circumstances giving rise to such conditions not being satisfied are of material significance to AB InBev in the context of the Transaction (subject to limited exceptions). The UK Panel has historically determined that this is a high threshold, so even if some event were to occur which AB InBev believes means that a condition is not satisfied (such as a material adverse change affecting the SABMiller Group), AB InBev may not be permitted to invoke such condition and may be required to proceed with completion of the Transaction in any event.

Change of control, prohibition on merger or other restrictive provisions in agreements and instruments to which members of the AB InBev Group and/or the SABMiller Group are a party may be triggered upon the completion of the Transaction and may lead to adverse consequences for the Combined Group, including the loss of significant contractual rights and benefits, the possible termination of material agreements or the requirement to repay outstanding indebtedness.

Members of both the AB InBev Group and the SABMiller Group are parties to joint ventures, distribution and other agreements, guarantees and instruments which may contain change of control or other restrictive provisions that may be triggered (or be alleged to be triggered) upon the completion of the Transaction. Some of these agreements may be material and some may contain change of control provisions which provide for or permit, or which may be alleged to provide for or permit, the termination of the agreement or other remedies upon the occurrence of a change of control of one of the parties or, in the case of certain debt instruments, entitle holders to require repayment of all outstanding indebtedness owed to them. In addition, the AB InBev Group has issued debt instruments and is party to other agreements that may contain restrictions on the merger of, or cessation of business or dissolution of, AB InBev. Certain of these provisions may be triggered (or be alleged to be triggered) upon the merger of AB InBev into Newbelco.

If, upon review of these agreements, AB InBev and SABMiller determine that such provisions can be waived by the relevant counterparties, they may decide to seek such waivers. In the absence of such waivers, the operation of the change of control or other restrictive provisions, if any, could result in the loss of material contractual rights and benefits, the termination of the relevant agreements or the requirement to repay outstanding indebtedness. Alternatively, in respect of certain debt instruments, the parties may decide to seek to effect certain restructuring transactions or redeem the instruments in accordance with their terms. Both of these approaches may be subject to uncertainty and may result in significant costs to the Combined Group.

In addition, various compensation and benefit programs with members of SABMiller senior management and directors and other SABMiller Group employees contain change of control provisions providing for vesting of stock options and other share-based awards, accelerated payouts under certain pension and bonus plans and tax gross-ups to be paid following the completion of the Transaction. AB InBev has taken into account potential payments arising from the operation of change of control provisions, including compensation arising from change of control provisions in employment agreements, but such payments may exceed AB InBev’s expectations.

AB InBev intends for the Transaction to be implemented through a complex cross-border structure and failure to implement the Transaction in this manner may result in significant costs to the Combined Group.

It is intended that the Transaction will be implemented by way of a three-stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006; (ii) a Belgian law

voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids; and (iii) a Belgian law reverse merger under the Belgian Companies Code (which is a merger in accordance with Belgian law whereby the holding company is merged into its subsidiary, with the subsidiary being the surviving company).

This complex structure will involve a series of steps, in multiple legal jurisdictions. The implementation of the Proposed Structure is dependent on the actions and approval of a number of third parties, including governmental and regulatory bodies, which are beyond AB InBev’s control, and on regulations and legislation in force as at the date of publication of the Rule 2.7 Announcement. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the Transaction as currently intended, but AB InBev may be required to complete the Transaction in any event.

On 11 November 2015, AB InBev entered into a Tax Matters Agreement with Altria (a copy of which is incorporated by reference as Exhibit 10.2 to the registration statement of which this prospectus forms a part), pursuant to which it (and, after completion of the Transaction, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction. If certain of these representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after the completion of the Transaction, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

The AB InBev Group may not be able to successfully integrate the SABMiller Group or realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant fees and other costs the AB InBev Group incurs in connection with the Transaction.

Achieving the advantages of the Transaction will depend partly on the rapid and efficient combination of the AB InBev Group’s activities with the SABMiller Group, two groups of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because the SABMiller Group is active in new or developing markets in which the AB InBev Group does not have significant operations, and because AB InBev had little opportunity to perform detailed due diligence on the SABMiller Group prior to or after the announcement of the proposed Transaction. As compared to the AB InBev Group, the Combined Group may face increased exposure to certain risks as a result of the Transaction. For example:

•	the SABMiller Group has entered into important strategic partnerships in a number of Eurasian and African countries. The Combined Group may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group.

•	the SABMiller Group operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. The SABMiller Group is not subject to the same laws relating to corruption that the AB InBev Group is subject to, and there is a risk that improper actions taken by its employees or representatives of its subsidiaries, affiliates, associates, joint ventures or other business interests may expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with such misconduct, even if unwarranted or baseless, could damage the reputation and sales of the Combined Group.

Furthermore, there is no assurance that the Transaction will achieve the benefits AB InBev anticipates from the integration. AB InBev believes that the consideration expected to be paid is justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practices sharing and other cost savings, synergies and benefits that AB InBev expects to achieve by combining the SABMiller Group’s operations with the AB InBev Group’s own. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which AB InBev determined the consideration paid to former SABMiller shareholders in connection with the Belgian Offer may prove to be incorrect. The implementation of the Transaction and the successful integration of the SABMiller Group’s operations into the AB InBev Group’s will also require a significant amount of management time and, thus, may affect or impair management’s ability to run the businesses effectively during the period prior to the completion of the Transaction and the integration of the businesses thereafter.

In addition, the AB InBev Group and the SABMiller Group have incurred, and will continue to incur, significant transaction fees and other costs associated with the Transaction. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. In addition, the Combined Group may face additional unanticipated costs as a result of the integration of the AB InBev Group and the SABMiller Group which would offset any realized synergy benefits resulting from the Transaction.

Finally, the Tax Matters Agreement AB InBev has entered into with Altria imposes some limits on the ability of the Combined Group to effect some group reorganizations after the completion of the Transaction, which may limit Newbelco’s capacity to integrate the SABMiller Group’s operations into those of the AB InBev Group.

Disruption from the Transaction may make it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the Combined Group will operate.

The uncertainty regarding the effect of the Transaction and any related asset divestitures could cause disruptions to the businesses of the AB InBev Group and the SABMiller Group. These uncertainties may materially and adversely affect the AB InBev Group’s or the SABMiller Group’s businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with the AB InBev Group or the SABMiller Group to defer the consummation of other transactions or other decisions concerning the AB InBev Group’s or the SABMiller Group’s businesses, or to seek to change existing business relationships with these companies.

The success of the Combined Group will depend, among other things, on its capacity to retain certain key employees of the AB InBev Group and the SABMiller Group. The key employees of either the AB InBev Group or the SABMiller Group could leave their employment because of the uncertainties about their roles in the Combined Group, difficulties related to the Transaction, or because of a general desire not to remain with the Combined Group. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

The Transaction is, and may in the future be, subject to litigation attempting to enjoin its completion.

Members of the AB InBev Group are now and may in the future be party to legal proceedings and claims related to the Transaction. For example, certain private parties have brought a legal challenge to the Transaction, and the court in this private action could enjoin the parties from completing the Transaction or could delay it. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev—SABMiller Transaction” in

AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015. AB InBev believes the claims in the current litigation are without merit and AB InBev intends to defend against current and any future legal proceedings vigorously.

Risks Relating to the Business of the Combined Group

The Combined Group will be exposed to the risks of an economic recession, credit and capital market volatility and economic and financial crisis, which could adversely affect the demand for its products and adversely affect the market price of the Newbelco ordinary shares and Newbelco ADSs.

The Combined Group will be exposed to the risk of a global recession or a recession in one or more of its key markets, credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit.

Beer, other alcoholic beverage and soft drink consumption in many of the jurisdictions in which the Combined Group will operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of the Combined Group’s products.

Besides moving in concert with changes in per capita income, beer and other alcoholic beverage consumption also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the developing countries in which the Combined Group will operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer. Moreover, because a significant portion of the Combined Group’s brand portfolio will consist of premium beers, the Combined Group’s volumes and revenue may be impacted to a greater degree than those of some of its competitors, as some consumers may choose to purchase value or discount brands rather than premium or core brands. For additional information on the categorization of the beer market and the AB InBev Group’s positioning in the various markets in which it operates, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

Capital and credit market volatility, such as that experienced recently, may result in downward pressure on stock prices and the credit capacity of issuers. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Combined Group’s ability to access capital, on its business, results of operations and financial condition, and on the market price of the Newbelco ordinary shares and Newbelco ADSs.

The results of operations of the Combined Group could be affected by fluctuations in exchange rates.

Although AB InBev reports its consolidated results in U.S. dollars, in 2015, it derived approximately 66% of its revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective company). After taking into account the effects of the Transaction-related divestitures described herein, the SABMiller Group derives the vast majority of its revenues from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company).

The Combined Group will report its consolidated results in U.S. dollars. After the completion of the Transaction, AB InBev and SABMiller expect that over 75% of the revenues of the Combined Group (not accounting for any possible divestitures other than the Transaction-related divestitures described herein) will be derived from operating companies that have non-U.S. dollar functional currencies. Consequently, any change in exchange rates between such operating companies’ functional currencies and the U.S. dollar will affect the consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes of the Combined Group, as translational exposures cannot be hedged. Decreases in the value of the Combined Group’s operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to the Combined Group’s financial condition and results of operations.

During 2014 and 2015, several currencies, such as the Argentine peso, Mexican peso, the Brazilian real, the Canadian dollar, the Russian ruble, the euro and the South African rand, underwent significant depreciations compared to the U.S. dollar. Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts the Combined Group records for its foreign assets, liabilities, revenues and expenses, and could have a negative effect on its results of operations and profitability.

For example, AB InBev’s total consolidated revenue was USD 43.6 billion for the year ended 31 December 2015, a decrease of USD 3.5 billion compared to the year ended 31 December 2014. The negative impact of unfavorable currency translation effects on its consolidated revenue in the year ended 31 December 2015 was USD 6.0 billion, primarily as a result of the impact of the currencies listed above (other than South African rand).

More than half of the unfavorable currency translation impact described above resulted from negative currency translation effects in AB InBev’s Latin America North zone, predominately as the result of a depreciation in the Brazilian real relative to the U.S. dollar. AB InBev’s annual results in Brazilian real were translated at an average rate of 3.26 Brazilian real per U.S. dollar, compared to its 2014 results, which were translated at a rate of 2.35 Brazilian real per U.S. dollar, representing a devaluation of 27.9% year over year.

Several currencies continue to undergo further significant depreciations. As an example, the Brazilian real reached an exchange rate of 3.90 Brazilian real per U.S. dollar on 31 December 2015 and in December 2015, the Argentine peso underwent a severe depreciation and reached 13.00 Argentine pesos per U.S. dollar by 31 December 2015 (compared to an average translation rate of 9.11 Argentine pesos per U.S. dollar in 2015 and 8.12 Argentine pesos per U.S. dollar in 2014).

In addition to currency translation risk, the Combined Group will incur currency transaction risks whenever one of its operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although the Combined Group may opt to have hedging policies in place to manage commodity price and foreign currency risks to protect its exposure to currencies other than its operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

In addition, AB InBev is committed to paying the cash consideration to former SABMiller shareholders in connection with the Belgian Offer in British pounds sterling (and, to the extent required for some shareholders of SABMiller, South African rand), but the committed debt facilities AB InBev entered into are denominated in U.S. dollars and AB InBev expects that as of the completion of the Transaction, a significant majority of the AB InBev Group’s debt will be denominated in U.S. dollars. The AB InBev Group has entered into, and may in future enter into, financial transactions to mitigate exchange risk between U.S. dollars and British pounds sterling, but these financial transactions and any other efforts taken to better hedge the AB InBev Group’s exposure to the British pound sterling may result in increased costs. Furthermore, the majority of the AB InBev Group’s U.S. dollar denominated debt will be borne by AB InBev, a euro functional currency company and the resulting currency mismatch may result in a material exchange impact on the AB InBev Group’s and, following the completion of the Transaction, the Combined Group’s results of operations.

Moreover, much of the Combined Group’s debt will be denominated in U.S. dollars, while a significant portion of its cash flows are expected to be denominated in currencies other than the U.S. dollar. From time to time the Combined Group may enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of its liabilities to its cash flows could result in increased costs.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and note 27 to AB InBev’s audited financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 for further details on AB InBev’s approach to hedging commodity price and foreign currency risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Quantitative and Qualitative Disclosures Regarding Market Risk” below and note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for further details on SABMiller’s approach to hedging foreign currency risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on the Combined Group’s results of operations.

A significant portion of the Combined Group’s operating expenses will be related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“PET”) and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The supply and price of raw materials and commodities used for the production of the Combined Group’s products could be affected by a number of factors beyond its control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests.

It is not possible to predict future availability or prices of the raw materials or commodities required for the Combined Group’s products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that the Combined Group may use to manufacture its products, as well as the cans and bottles in which its products are packaged. The Combined Group may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent the Combined Group fails to adequately manage the risks inherent in such volatility, including if its hedging and derivative arrangements do not effectively or completely hedge against changes in commodity prices, its results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments the Combined Group may use to establish the purchase price for commodities in advance of the time of delivery may lock the Combined Group into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Quantitative and Qualitative Disclosures about Market Risk” below for further details on the approaches of AB InBev and SABMiller, respectively, to hedging commodity price risk.

The production and distribution of the Combined Group’s products may require material amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge the Combined Group’s profitability in certain markets. There is no guarantee that the Combined Group will be able to pass along increased energy costs to its customers in every case.

The production of the Combined Group’s products will also require large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect the Combined Group’s water supply and, as a result, its physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge the Combined Group’s profitability in certain markets. There is no guarantee that the Combined Group will be able to pass along increased water costs to its customers in every case.

The Combined Group may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt (including as a result of the Transaction), uncertain market conditions and as a result of the potential downgrading of its credit ratings.

The Combined Group may be required to raise additional funds for its future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all.

AB InBev has obtained financing for the Transaction under a fully committed USD 75.0 billion senior facilities agreement dated 28 October 2015 (the “Senior Facilities Agreement”, a copy of which is incorporated by reference as Exhibit 10.1 to the registration statement of which this prospectus forms a part). These facilities comprised a USD 10.0 billion “Disposals Bridge Facility”, a USD 15.0 billion “Cash/DCM Bridge Facility A”, a USD 15.0 billion “Cash/DCM Bridge Facility B”, a USD 25.0 billion “Term Facility A” and a USD 10.0 billion “Term Facility B”.

In January 2016, AB InBev issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion. Upon receipt of these proceeds, AB InBev was required to cancel the two USD 15.0 billion bridge facilities under the Senior Facilities Agreement and in addition, AB InBev elected to cancel USD 12.5 billion of Term Facility A.

In March 2016, AB InBev issued bonds in a debt capital market offering under its Euro Medium-Term Notes Programme resulting in aggregate net proceeds of approximately EUR 13.1 billion. Upon receipt of these proceeds, AB InBev elected to cancel the remaining USD 12.5 billion of Term Facility A.

Accordingly, as of the date of this prospectus, the total committed amount under the Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility.

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of USD 1.0 billion to cancel or repay the commitments or outstanding loans under the Disposals Bridge Facility. Upon or shortly following completion, it is expected that the net proceeds of the Transaction-related divestitures will repay the Disposals Bridge Facility in full. If any such Transaction-related divestitures fail to complete, however, then the remainder of the Disposals Bridge Facility will be required to be repaid from the proceeds of certain asset divestitures and/or debt capital markets offerings. Failure to complete the anticipated asset divestitures and debt capital markets offerings would constrain AB InBev’s ability to refinance this indebtedness and require it to seek alternative refinancing sources, which may be unavailable or result in higher costs. Whether or not AB InBev is able to refinance the indebtedness incurred in connection with the Transaction through asset disposals, the portion of its consolidated balance sheet that will be represented by debt will increase substantially as compared to its historical position.

The terms of the Senior Facilities Agreement are described below under “Financing Relating to the Transaction—Senior Facilities Agreement”.

AB InBev expects the portion of its consolidated balance sheet represented by debt to remain significantly higher as compared to its historical position. A continued increased level of debt could have significant consequences, including:

•	increasing the Combined Group’s vulnerability to general adverse economic and industry conditions;

•	limiting the Combined Group’s ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully;

•	limiting the Combined Group’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	impairing the Combined Group’s ability to obtain additional financing in the future, or requiring it to obtain financing involving restrictive covenants;

•	requiring the Combined Group to issue additional equity (possibly under unfavorable conditions), which could dilute its existing shareholders’ equity; and

•	placing the Combined Group at a competitive disadvantage compared to its competitors that have less debt.

In addition, ratings agencies may downgrade the Combined Group’s credit ratings below AB InBev’s current levels, including as a result of the incurrence of the financial indebtedness related to the Transaction. As of 31 December 2015, AB InBev’s credit rating from Standard & Poor’s Rating Services was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and its credit rating from Moody’s Investors Service was A2 for long-term obligations and P-1 for short-term obligations and was under review for downgrade. Any further downgrading of AB InBev’s credit ratings would result in an increase to the coupon payable on each of the outstanding facilities under the Senior Facilities Agreement and may result in the need to refinance some of the outstanding indebtedness of SABMiller which provides holders with redemption rights at a premium when a change of control is accompanied by a rating downgrade below investment grade. Any credit rating downgrade could materially adversely affect the Combined Group’s ability to finance its ongoing operations and its ability to refinance the debt incurred to fund the Transaction, including by increasing the Combined Group’s cost of borrowing and significantly harming its financial condition, results of operations and profitability, including its ability to refinance its other existing indebtedness

In recent years, AB InBev has given priority to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. In light of the increased debt that would result from the completion of the Transaction, deleveraging will remain a priority and may restrict the amount of dividends the Combined Group is able to pay.

The Combined Group’s ability to repay and renegotiate its outstanding indebtedness will depend upon market conditions. In recent years, the global credit markets experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced and, in some cases, ceased to provide funding to borrowers. If such uncertain conditions persist, the Combined Group’s costs could increase beyond what is anticipated. Such costs could have a material adverse impact on the Combined Group’s cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on the Combined Group’s financial condition and results of operations.

The Combined Group’s results could be negatively affected by increasing interest rates.

The AB InBev Group uses issuances of debt and bank borrowings as a source of funding and it carries a significant level of debt. Nevertheless, pursuant to its capital structure policy, AB InBev aims to optimize shareholder value through cash flow distribution to it from its subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below its weighted average cost of capital. There can be no assurance that the Combined Group will be able to pursue a similar capital structure policy.

Some of the debt the AB InBev Group and the SABMiller Group has issued or incurred was issued or incurred at variable interest rates, which will expose the Combined Group to changes in such interest rates. As of 31 December 2015, after certain hedging and fair value adjustments, USD 6.1 billion, or 12.4%, of the AB InBev Group’s interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.3 billion, or 87.6%, bore a fixed interest rate. As at 31 March 2015, after taking into account interest rate derivatives, 57% of the SABMiller Group’s net debt bore a fixed rate and the remainder bore a variable rate. Moreover, a significant part of the AB InBev Group’s and the SABMiller Group’s external debt is denominated in non-U.S. dollar currencies, including, with respect to the AB InBev Group, the euro, pound sterling, Brazilian real and the Canadian dollar and, with respect to the SABMiller Group, the Australian dollar, the euro and the South African rand. Although the AB InBev Group and the SABMiller Group enter into interest rate swap agreements to manage their interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both their foreign currency risk and interest-rate risk on interest-bearing financial liabilities and the Combined Group may do the same following completion of the Transaction, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and note 27 to AB InBev’s audited financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 contained therein, for further details on AB InBev’s approach to foreign currency and interest-rate risk. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Quantitative and Qualitative Disclosures about Market Risk” and note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for further details on SABMiller’s approach to foreign currency and interest rate risk.

Certain of the Combined Group’s operations will depend on independent distributors or wholesalers to sell its products.

Certain of the Combined Group’s operations will be dependent on government-controlled or privately owned but independent wholesale distributors for distribution of its products for resale to retail outlets. See “Item 4. Information on the Company—B. Business Overview—7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who will often act both for the Combined Group and its competitors, will not give the Combined Group’s competitors’ products higher priority, thereby reducing their efforts to sell the Combined Group’s products.

In the United States, for instance, the AB InBev Group sells substantially all of its beer to independent wholesalers for distribution to retailers and ultimately consumers. As independent companies, wholesalers make their own business decisions that may not always align themselves with the AB InBev Group’s, or the Combined Group’s, interests. If the Combined Group’s wholesalers do not effectively distribute its products, its financial results could be adversely affected.

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors in a number of markets. In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. The Combined Group’s consequent inability to replace unproductive or inefficient distributors could adversely impact its business, results of operations and financial condition.

There may be changes in legislation or interpretation of legislation by regulators or courts that may prohibit or reduce the ability of brewers to own wholesalers and distributors.

In certain countries the Combined Group will have interests in wholesalers and distributors, and such interests may be prohibited if legislation or interpretation of legislation changes. Any limitation imposed on the Combined Group’s ability to purchase or own any interest in distributors could adversely impact its business, results of operations and financial condition.

Competition could lead to a reduction in the Combined Group’s margins, increase costs and adversely affect its profitability.

The Combined Group will compete with both brewers and other drinks companies and its products will compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of the Combined Group’s competitors in some of the markets in which it will operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Consolidation activity has also increased along distribution channels—in the case of both on-trade points of sale, such as pub companies, and off-trade retailers, such as supermarkets. Such consolidation could increase the purchasing power of players in the Combined Group’s distribution channels.

In addition to competition among brewers, the Combined Group will compete against alternative beverages on the basis of factors over which the Combined Group will have little or no control, which may result in fluctuations in demand for the Combined Group’s products. Such factors include variation and perceptions in health consciousness, changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages and changes in consumer preferences for beverages. Consumer tastes and behaviors are constantly evolving, and at an increasingly rapid rate. Competition in the beverage industry is expanding and becoming more fragmented, complex and sophisticated.

Competition with brewers and producers of alternative beverages in the Combined Group’s various markets and increased purchasing power of players in its distribution channels could cause it to reduce pricing, increase capital investment, increase marketing and other expenditures, and/or prevent it from increasing prices to recover higher costs, thereby causing it to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Combined Group’s business, financial condition and results of operations. Innovation faces inherent risks, and the new products the AB InBev Group and the SABMiller Group have introduced and the new products the Combined Group may introduce may not be successful, while competitors may be able to respond more quickly than the Combined Group to emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

Additionally, the absence of level playing fields in some markets and the lack of transparency, or even certain unfair or illegal practices, such as tax evasion and corruption, may skew the competitive environment in favor of the Combined Group’s competitors, which could have a material adverse effect on the Combined Group’s profitability or ability to operate.

An inability to reduce costs could affect profitability.

The Combined Group’s future success and earnings growth depend in part on its ability to be efficient in producing, advertising and selling its products and services. The SABMiller Group is in the process of executing a major cost saving and efficiency programme and the AB InBev Group is pursuing a number of initiatives to improve operational efficiency. If the SABMiller Group, the AB InBev Group and/or the Combined Group fail for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term. Failure to generate significant cost savings and margin improvement through these initiatives could adversely affect the Combined Group’s profitability and its ability to achieve its financial goals.

The Combined Group will be exposed to developing market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of the Combined Group’s operations will be carried out in developing markets, which may include Argentina, Bolivia, Brazil, Colombia, China, Ecuador, El Salvador, Honduras, Hungary, India, Mexico, Paraguay, Peru, Poland, Romania, Russia, South Korea, South Africa, Ukraine and several other African countries. The AB InBev Group also has equity investments in brewers in China, which may be retained by the Combined Group.

The Combined Group’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, crime and lack of law enforcement. Such factors could affect the Combined Group’s results by causing interruptions to its operations or by increasing the costs of operating in those countries or by limiting its ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil, Argentina, Turkey and Russia have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have devalued frequently during the last several decades), price volatility, currency convertibility and country default.

These various factors could adversely impact the Combined Group’s business, results of operations and financial condition. Moreover, the economies of developing countries are often affected by developments in other developing market countries and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which the Combined Group will operate. Due to the Combined Group’s expected geographic mix, these factors could affect the Combined Group more than its competitors with less exposure to developing markets, and any general decline in developing markets as a whole could impact the Combined Group disproportionately compared to its competitors.

Economic and political events in Argentina may adversely affect the Combined Group’s Argentine operations.

AB InBev indirectly owns 100% of the total share capital of a holding company with operating subsidiaries in Argentina and other South American countries. Net revenues from these operating subsidiaries in Argentina corresponded to 4.8% of AB InBev’s total revenue and 5.4% of its EBITDA, as defined, for the year ended 31 December 2015. For AB InBev’s definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

In addition, SABMiller indirectly owns 100% of the total share capital of Cervecería Argentina SA Isenbeck, a brewer located in Argentina. In the past, the Argentine economic, social and political situation has deteriorated and may continue to do so. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation, Argentina’s selective default on its restructured debt in July 2014 and deteriorating macroeconomic conditions in Argentina could have a material adverse effect on the Combined Group’s Latin American operations, their financial condition and their results.

During recent years, the Argentine government has increased its direct intervention in the Argentine economy, including the establishment of currency controls. However, on 16 December 2015, the Argentine government announced that it was lifting these currency controls, which led to a 26.5% devaluation against the U.S. dollar on 17 December 2015 and may lead to further unpredictable consequences for the value of the Argentine peso, including possible further devaluation. Further devaluations in the future, if any, may decrease the AB InBev Group’s, the SABMiller Group’s and/or the Combined Group’s net assets in Argentina, with a balancing entry in their equity.

If the economic or political situation in Argentina further deteriorates, the Combined Group’s Latin American operations may be subject to additional restrictions under new foreign exchange, export repatriation or expropriation regimes that could adversely affect its liquidity and operations, and its ability to access funds from Argentina.

Political events in Ukraine, related sanctions adopted by the European Union and the United States targeting Russia and economic events in Russia may adversely affect the Combined Group’s operations in Ukraine, Russia and elsewhere in the region.

As of 31 December 2015, AB InBev indirectly owned 98.1% of the total share capital of PJSC SUN InBev Ukraine in Ukraine, the net revenues of which accounted for less than 1% of its total revenues in 2015. The AB InBev Group also owns and operates beer production facilities in Ukraine. In addition, as of 31 December 2015 it indirectly owned 99.8% of the total share capital of SUN InBev OJSC in Russia, the net revenues of which accounted for less than 2% of AB InBev’s total revenues in 2015.

SABMiller has a strategic alliance with Anadolu Efes Biracılık ve Malt Sanayii AŞ (“Anadolu Efes”) relating to brewing, soft drinks and export operations in Turkey, Russia and Ukraine through an indirect 24% effective interest in Anadolu Efes. SABMiller’s ownership interest in Anadolu Efes is carried as an asset on SABMiller’s balance sheet. In addition, Anadolu Efes purchases lager from SABMiller and pays royalties to SABMiller in connection with licenses provided to it by SABMiller. As a result of its ownership interest, SABMiller receives dividends from Anadolu Efes (for the year ended 31 March 2015: USD nil, for the year ended 31 March 2014: USD 32 million). In the year ended 31 March 2015, SABMiller recorded a USD 63 million exceptional charge as a result of its share of Anadolu Efes’ impairment charge relating to its beer businesses in Russia and Ukraine.

Severe political instability threatens Ukraine following civilian riots, which began in November 2013, the ouster of the Ukrainian President in February 2014, and subsequent military action in the destabilized country operating under a temporary government. As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia. These sanctions are targeted at persons threatening the peace and security of Ukraine, senior officials of the Government of the Russian Federation and the energy, defense and financial services sectors of Russia, but they have had macroeconomic consequences beyond those persons and industries. In response, Russia instituted a set of reciprocal sanctions, and in August 2014 it imposed a one-year import ban on certain agricultural products, food and raw materials from countries that have imposed sanctions against Russia.

In December 2014, the United States imposed further sanctions aimed at blocking new investment in the Crimea region of Ukraine and trade between the United States or U.S. persons and Crimea. These sanctions also authorized the United States government to impose sanctions on any persons determined to be operating in the Crimea region of Ukraine. Both the United States and the European Union sanctions remain in place as of the date of this prospectus. SUN InBev OJSC conducts, and in the past PJSC SUN InBev Ukraine has conducted, limited selling and distribution activities in the Crimea region. AB InBev continues to monitor its subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

Political instability in the region has combined with low worldwide oil prices to significantly devalue the Russian ruble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia has also experienced significant devaluation since the beginning of 2014. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas. This could have a material adverse effect on the Combined Group’s operations in the region and on the results of operations of its Europe segment, and may result in impairment charges on goodwill or other intangible assets.

The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease the Combined Group’s ability to successfully carry out further acquisitions and business integrations.

In the past, the AB InBev Group and the SABMiller Group have made acquisitions of, investments in and joint ventures and similar arrangements with, other companies and businesses. Much of the AB InBev Group’s growth in recent years is attributable to such transactions, including the combination of Interbrew S.A. and Ambev S.A. (“Ambev”) in 2004, the combination of InBev and Anheuser-Busch in 2008 and the combination of AB InBev and Grupo Modelo, S. de R.L. de C.V. in 2013.

The Combined Group may be unsuccessful in the implementation of future acquisitions, investments or joint ventures or alliances.

The Combined Group cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of the Combined Group and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for the Combined Group to obtain regulatory approval for future transactions. If appropriate opportunities do become available, the Combined Group may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, anti-trust and other risks.

In addition, after completion of any transaction in the future, the Combined Group may be required to integrate the acquired companies, businesses or operations into its existing operations. Such transactions may also involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on its financial risk profile. These risks and limitations may limit the Combined Group’s ability to implement its global strategy and its ability to achieve future business growth.

An impairment of goodwill or other intangible assets would adversely affect the Combined Group’s financial condition and results of operation.

AB InBev has recognized significant goodwill on its balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, AB InBev recognized USD 19.6 billion of goodwill on its balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch acquisition, AB InBev recognized USD 32.9 billion of goodwill on its balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 21.4 billion.

Additionally, upon completion of the acquisition of SABMiller and its related transactions, the Combined Group will recognize a significant amount of incremental goodwill on its balance sheet. AB InBev’s current estimate of this amount is USD 84.5 billion (as reflected in, and subject to the uncertainties described above regarding, the Combined Group’s pro forma financial information).

AB InBev’s accounting policy (and that of the Combined Group) considers brands and distribution rights for AB InBev’s own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. After the completion of the Transaction, AB InBev will record brands and other intangibles from the SABMiller business as intangible assets with indefinite useful lives. AB InBev’s current estimate of the fair value of such brands and other intangibles is USD 17.3 billion.

As of 31 December 2015, AB InBev’s goodwill amounted to USD 65.1 billion and intangible assets with indefinite useful lives amounted to USD 27.6 billion, while as at 31 March 2015, SABMiller’s goodwill amounted to USD 14.7 billion. If the combination of AB InBev’s and SABMiller’s businesses meets with unexpected difficulties or if the Combined Group’s business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on the Combined Group’s results of operations and financial condition.

The Combined Group will rely on the reputation of its brands.

The Combined Group’s success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. The image and reputation of its products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of its products. An event, or series of events, that materially damages the reputation of one or more of the Combined Group’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of the Combined Group’s products may be costly and may not be possible.

Moreover, the Combined Group’s marketing efforts will be subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcoholic beverage products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain the Combined Group’s brand building potential and thus reduce the value of its brands and related revenues.

Negative publicity, perceived health risks and associated government regulation may harm the Combined Group’s business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of the Combined Group’s products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of health concerns related to the harmful use of alcohol, including drink driving, excessive, abusive and underage drinking and drinking while pregnant, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding beer, other alcoholic beverage or soft drink consumption, publication of studies that indicate a significant health risk from consumption of beer, other alcoholic beverages or soft drinks, or changes in consumer perceptions in relation to beer, other alcoholic beverages or soft drinks generally could adversely affect the sale and consumption of the Combined Group’s products and could harm its business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

For example, in May 2013, the World Health Assembly endorsed the World Health Organization’s Global Action Plan for the Prevention and Control of Noncommunicable Diseases (NCDs) 2013–2020. The harmful use of alcohol has been cited as a risk factor for NCDs. The action plan for NCDs calls for at least a 10% relative reduction in the harmful use of alcohol, as appropriate, within national contexts.

As a further example, the Russian authorities have adopted legislative changes linked to concerns about the harmful use of alcohol. In 2012, Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 pm and 8:00 am, a ban on beer advertisements on television, internet, printed media, radio and outdoor beer advertisements and a further increase in excise taxes on beer. Between 2009 and 2014, the beer excise rate increased nine times—from RUB 2/liter to RUB 18/liter. Other legislative proposals discussed in Russia include restrictions on PET containers, the imposition of production and turnover licensing requirements and a requirement that companies that engage in the production and marketing of beer and other malt beverages register under the Unified State Automated Information System. In addition, effective 1 January 2015, Russia now imposes a levy on manufacturers and importers that do not meet certain waste recycling targets.

Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/liter in 2014 and as of 1 January 2016, the excise tax rate for beer doubled to UAH 2.48/liter. At the end of December 2014, the Ukrainian Parliament significantly changed the regulatory environment for beer, making it legally equivalent to spirits. As of July 2015, beer cannot be advertised in printed media, by indoor or outdoor advertisement, on the metro and other public transportation, nor on radio and television between the hours of 6:00 pm and 11:00 am. In addition, production, wholesale and retail licensing requirements and wholesale, import and export certifications have been imposed. Effective 1 January 2015, Ukraine has also implemented a new excise tax of 5% for retailers on certain products, including beer and other alcoholic beverages.

Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing the Combined Group’s marketing and other commercial practices.

Key brand names will be used by the Combined Group, its subsidiaries, associates and joint ventures, and are licensed to third-party brewers. To the extent that the Combined Group or one of its subsidiaries, associates, joint ventures or licensees is subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition. As a significant portion of the Combined Group’s operations will occur in developing and growth markets, there is a greater risk that the Combined Group may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of the Combined Group’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact the Combined Group’s business, results of operations, cash flows and financial condition.

Demand for the Combined Group’s products may be adversely affected by changes in consumer preferences and tastes.

The Combined Group will depend on its ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health and wellness, concerns about obesity or alcohol consumption, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against the AB InBev Group, the SABMiller Group, the Combined Group or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category. Failure by the Combined Group to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact the Combined Group’s business, results of operations and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for the Combined Group’s products.

Seasonal consumption cycles and adverse weather conditions in the markets in which the Combined Group will operate may have an impact on its operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes. Demand for beer is normally more depressed in major markets in the Northern Hemisphere during the first and fourth quarters of each year, and the Combined Group’s consolidated net revenue from those markets will therefore normally be lower during this time. Although this risk is somewhat mitigated by the Combined Group’s relatively balanced footprint in both hemispheres, the Combined Group will continue to be relatively more exposed to the markets in the Northern Hemisphere than to the markets in the Southern Hemisphere, which could adversely impact its business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect the Combined Group’s business or operations, and water scarcity or poor quality could negatively impact its production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, the Combined Group may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for its products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the Combined Group to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on the Combined Group’s business and results of operations.

The Combined Group will also face water scarcity and quality risks. Clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, over-exploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, the Combined Group may be affected by increasing production costs or capacity constraints, which could adversely affect its business and results of operations.

The Combined Group is required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the EU Emissions Trading Scheme. If the Combined Group is unable to measure, track and disclose information accurately and in a timely manner, it could be subject to civil penalties for non-compliance in the various EU member jurisdictions in which it will operate. In addition, the need for the Combined Group to comply with EU Emissions Trading Scheme could result in increased operational costs if the Combined Group is unable to meet its compliance obligations and exceeds its emission allocations. There is also a risk of new environmental regulation in many geographies where the Combined Group will operate, including the EU, U.S. and China, among others. For example, in May 2014, the State Council of the People’s Republic of China issued a plan that sets compulsory reduction goals related to pollutant emissions, energy consumption and carbon emissions that could require additional investment, business capabilities or operational changes.

If any of the Combined Group’s products is defective or found to contain contaminants, the Combined Group may be subject to product recalls or other liabilities.

The AB InBev Group and the SABMiller Group take, and the Combined Group will take, precautions to ensure that their beverage products are free from contaminants and that their packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs and various technologies for primary materials, the production process and their final products. The AB InBev Group and the SABMiller Group have established procedures to correct problems that are detected and the Combined Group will continue to implement those procedures.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on the Combined Group’s business, reputation, prospects, financial condition and results of operations.

Although the AB InBev Group and the SABMiller Group maintain, and the Combined Group will maintain, insurance policies against certain product liability (but not product recall) risks, the AB InBev Group, the SABMiller Group and/or the Combined Group may not be able to enforce their rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that the AB InBev Group, the SABMiller Group and/or the Combined Group recover may not be sufficient to offset any damage they may suffer, which could adversely impact their business, results of operations and financial condition.

The Combined Group may not be able to protect its intellectual property rights.

The Combined Group’s future success depends significantly on its ability to protect its current and future brands and products and to defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. The AB InBev Group and the SABMiller Group have been granted numerous trademark registrations covering their brands and products and have filed, and expect the Combined Group to continue to file, trademark and patent applications seeking to protect newly developed brands and products. The AB InBev Group, the SABMiller Group and/or the Combined Group cannot be sure that trademark and patent registrations will be issued with respect to any of their applications. There is also a risk that the AB InBev Group, the SABMiller Group and/or the Combined Group could, by omission, fail to renew a trademark or patent on a timely basis or that their competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, them.

Although the AB InBev Group and the SABMiller Group have taken appropriate action to protect their portfolio of intellectual property rights (including trademark registration and domain names), they cannot be certain that the steps they have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. Moreover, some of the countries in which the Combined Group will operate offer less efficient intellectual property protection than is available in Europe or the United States. If the Combined Group is unable to protect its proprietary rights against infringement or misappropriation, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition, and in particular, on its ability to develop its business.

The Combined Group will rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect the Combined Group’s business.

The Combined Group will rely on third-party suppliers for a range of raw materials for its beer and non-beer products, such as malted barley, corn grits, corn syrup, rice, hops, water, flavored concentrate, fruit concentrate, sugar and sweeteners, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The Combined Group may seek to limit its exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. The Combined Group may have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which the Combined Group will operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although the Combined Group will generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet the contractual obligations it owes to the Combined Group or otherwise deliver materials consistent with current usage would or may require the Combined Group to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with that supplier and this could have a material impact on its production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on its business, results of operations, cash flows or financial condition.

A number of the Combined Group’s key brand names will be both licensed to third-party brewers and used by companies over which the Combined Group will not have control. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “The Business of SABMiller—Licenses” for more information on the AB InBev Group’s and SABMiller Group’s licensing and franchise agreements, respectively. If the Combined Group is unable to maintain these arrangements on favorable terms, this could have a material adverse effect on its business, results of operations, cash flows or financial condition.

The Combined Group will monitor brewing quality to ensure its high standards, but, to the extent that one of these key licensed brand names is subject to negative publicity, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition.

For certain packaging supplies and raw materials, the Combined Group will rely on a small number of important suppliers. In addition, certain companies within the Combined Group may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause the Combined Group to spend increased amounts on such supplies in the future. If these suppliers became unable to continue to meet the Combined Group’s requirements, and the Combined Group is unable to develop alternative sources of supply, the Combined Group’s operations and financial results could be adversely affected.

The consolidation of retailers may adversely affect the Combined Group.

The retail industry in Europe and in many countries in which the Combined Group will operate continues to consolidate. Large retailers may seek to improve profitability and sales by asking for lower prices or increased trade spending. The efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect the Combined Group’s financial results.

The Combined Group could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern the Combined Group’s operations.

The Combined Group’s business will be highly regulated in many of the countries in which the Combined Group or its licensed third parties will operate. The regulations adopted by the authorities in these countries govern many parts of the Combined Group’s future operations, including brewing, marketing and advertising (in particular to ensure the Combined Group’s advertising is directed to individuals of legal drinking age), environmental protection, transportation, distributor relationships and sales. The Combined Group may be subject to claims that it has not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses. The Combined Group will also routinely be subject to new or modified laws and regulations with which it must comply in order to avoid claims, fines and other penalties, which could adversely impact the Combined Group’s business, results of operations and financial condition. The Combined Group may also be subject to laws and regulations aimed at reducing the availability of beer and other alcoholic beverage products in some of the Combined Group’s markets to address alcohol abuse and other social issues. There can be no assurance that the Combined Group will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with the Combined Group’s beer, other alcoholic beverage and soft drinks businesses.

Certain U.S. states and various countries have adopted laws and regulations that require deposits on beverages or establish refillable bottle systems. Such laws generally increase beer prices above the costs of deposit and may result in sales declines. Lawmakers in various jurisdictions in which the Combined Group will operate continue to consider similar legislation, the adoption of which would impose higher operating costs on the Combined Group while depressing sales volume.

The level of regulation to which the Combined Group’s businesses will be subject can be affected by changes in the public perception of beer, other alcoholic beverage and soft drink consumption. In recent years, there has been increased social and political attention in certain countries directed at the beer, other alcoholic beverage and soft drink industries, and governmental bodies may respond to any public criticism by implementing further regulatory restrictions on advertising, opening hours, drinking ages or marketing activities (including the marketing or selling of beer at sporting events). Such public concern and any resulting restrictions may cause the social acceptability of beer, other alcoholic beverages or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on the Combined Group’s business, financial condition and results of operations. For further detail regarding common regulations and restrictions on the AB InBev Group and the SABMiller Group, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for SABMiller—Key Factors Affecting Results of Operations— Governmental Regulations and Excise Taxes”elsewhere in this prospectus.

If the Combined Group does not successfully comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, it could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause its reputation, its sales or its profitability to suffer.

The Combined Group will operate its business and market its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although the Combined Group will be committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of the Combined Group’s subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and Brazilian Law No. 12,846/13 (an anti-bribery statute that was enacted in January 2014). Such actions could expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage the Combined Group’s reputation and sales.

In respect of the U.S. Foreign Corrupt Practices Act, AB InBev has been informed by the U.S. Department of Justice and the U.S. Securities and Exchange Commission (the “SEC”) that they are conducting investigations into the relationships of the AB InBev Group’s current and former affiliates in India, including its former non-consolidated Indian joint venture, which AB InBev exited during 2015. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

In Brazil, governmental authorities are currently investigating consulting services provided by a firm part-owned by a former elected government official who has been subject to prosecution. AB InBev’s subsidiary, Ambev, has, in the past, hired the services of this consulting firm. AB InBev has reviewed its internal controls and compliance procedures in relation to these services and has not identified any evidence of misconduct.

The Combined Group will be exposed to the risk of litigation.

The AB InBev Group and the SABMiller Group are now, and the Combined Group may in the future be, party to legal proceedings and claims and significant damages may be asserted against them. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and note 30 to its audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 for a description of certain material contingencies which AB InBev believes are reasonably possible (but not probable) to be realized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Contractual Obligations and Contingencies” and note 24 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for a description of certain material contingencies for which SABMiller has stated that it believes it is probable that a transfer of economic benefits will be required to settle an obligation. Given the inherent uncertainty of litigation, it is possible that the AB InBev Group, the SABMiller Group and/or the Combined Group might incur liabilities as a consequence of the proceedings and claims brought against them, including those that are not currently believed by the AB InBev Group or the SABMiller Group to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drink industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to the AB InBev Group, the SABMiller Group and/or the Combined Group or its brands, this could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial position. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Contractual Obligations and Contingencies—Contingencies and Legal Proceedings” for additional information on litigation matters.

AB InBev’s failure to satisfy its obligations under the Grupo Modelo settlement agreement could adversely affect the Combined Group’s financial condition and results of operations.

The settlement agreement AB InBev reached with the U.S. Department of Justice in relation to the combination with Grupo Modelo includes a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. AB InBev’s and, following the completion of the Transaction, the Combined Group’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. If either AB InBev or the Combined Group fails to fulfill its obligations under the settlement, whether intentionally or inadvertently, it could be subject to monetary fines. See “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on beer, other alcoholic beverage and soft drink products in the countries in which the Combined Group will operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as VAT). In many jurisdictions, excise and other indirect taxes and duties, including additional duties resulting from legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to the Combined Group’s products either on an absolute basis or relative to the levels applicable to other beverages will tend to adversely affect the Combined Group’s revenue or margins, both by reducing overall consumption of the Combined Group’s products and by encouraging consumers to switch to other categories of beverages. These increases may also adversely affect the affordability of the Combined Group’s products and its profitability. In 2014, Russia, Ukraine, Australia, South Africa, Egypt and Singapore, among others, increased beer excise taxes.

In Russia, between 2009 and 2014, the beer excise rate increased nine times—from RUB 2/liter to RUB 18/liter. Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/liter in 2014 and in 2015 an additional 5% excise tax was imposed on retailers of certain products, including beer and other alcoholic beverages. As of 1 January 2016, the beer excise tax in Ukraine doubled to UAH 2.48/liter. These tax increases have resulted in significant price increases in both countries, and continue to reduce sales of beer by the AB InBev Group and the SABMiller Group and their respective associates. See “—Negative publicity, perceived health risks and associated government regulation may harm the Combined Group’s business”.

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future these taxes could increase. Increases in excise taxes on alcohol could adversely affect the Combined Group’s United States business and its profitability.

Minimum pricing is another form of fiscal regulation that could affect the Combined Group’s profitability. In 2012, the Scottish Government legislated to introduce a minimum unit price for alcoholic beverages (although its implementation was blocked by a decision of the Court of Justice of the European Union in December 2015). In November 2012, the UK Government published for consultation its own proposal to introduce a minimum unit price for alcoholic beverages; following the consultation, in July 2013, the UK government decided not to pursue minimum unit pricing. In October 2013, Northern Ireland and the Republic of Ireland decided to implement a cross-border minimum unit price for alcoholic beverages calculated on a sale price per gram of alcohol, although the question of legality under EU law remains to be determined.

Proposals to increase excise or other indirect taxes, including legislation regarding minimum alcohol pricing, may result from the current economic climate and may also be influenced by changes in the public perception regarding the consumption of beer, other alcoholic beverages and soft drinks. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which the Combined Group will operate is to increase the total burden of indirect taxation on the Combined Group’s products, the results of the Combined Group’s operations in those countries could be adversely affected.

In addition to excise and other indirect duties, the Combined Group will be subject to income and other taxes in the countries in which it operates. There can be no assurance that the operations of the Combined Group’s breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities or that the Combined Group and its subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements.

For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or ongoing initiatives at the European Union level (including the proposed draft anti-tax avoidance directive published in January 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Any such increases or changes in taxation would tend to adversely impact the Combined Group’s results of operations.

The Combined Group will be exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws.

The Combined Group will be subject to antitrust and competition laws in the jurisdictions in which it operates, and in a number of jurisdictions where the Combined Group will produce and/or sell a significant portion of the beer consumed. Consequently, the Combined Group may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, AB InBev’s Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil (see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Antitrust Matters” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015). There can be no assurance that the introduction of new competition laws in the jurisdictions in which the Combined Group will operate, the interpretation of existing antitrust or competition laws or the enforcement of existing antitrust or competition laws, or any agreements with antitrust or competition authorities, against the Combined Group or its subsidiaries, including Ambev, will not affect the Combined Group’s business or the businesses of its subsidiaries in the future.

The Combined Group’s operations will be subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

The Combined Group’s operations will be subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect the Combined Group’s operations. The environmental regulatory climate in the markets in which the AB InBev Group and the SABMiller Group operate and in which the Combined Group will operate is becoming stricter, with a greater emphasis on enforcement.

While the AB InBev Group and the SABMiller Group have continuously invested in reducing their environmental risks and budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that they and/or the Combined Group will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

AB InBev’s subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and the AB InBev Group’s operations in Cuba may adversely affect the Combined Group’s reputation and the liquidity and value of its securities.

On 28 January 2014, a subsidiary of AB InBev’s subsidiary Ambev acquired from AB InBev a 50% equity interest in Cerveceria Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, AB InBev indirectly owns, through its subsidiary Ambev, a 50% equity interest in Cerveceria Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cerveceria Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cerveceria Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of AB InBev’s non-U.S. subsidiaries. In 2015, Cerveceria Bucanero S.A. sold 1.5 million hectoliters, representing about 0.3% of the AB InBev Group’s global volume of 457 million hectoliters for the year. Although Cerveceria Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

The U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although the AB InBev Group’s operations in Cuba through its subsidiary Ambev are quantitatively immaterial, the Combined Group’s overall business reputation may suffer or it may face additional regulatory scrutiny as a result of the AB InBev Group’s activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, AB InBev received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cerveceria Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by AB InBev through its former ownership and management of Cerveceria Bucanero S.A. Although AB InBev has attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, it is currently unable to express a view as to the validity of such claim, or as to the claimants’ standing to pursue it.

The Combined Group may not be able to recruit or retain key personnel.

In order to develop, support and market its products, the Combined Group must hire and retain skilled employees with particular expertise. The implementation of the Combined Group’s strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

The Combined Group will face various challenges inherent in the management of a large number of employees across diverse geographical regions. It is not certain that the Combined Group will be able to attract or retain key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, income from operations and competitive position.

The Combined Group will be exposed to labor strikes and disputes that could lead to a negative impact on its costs and production level.

The Combined Group’s success depends on maintaining good relations with its workforce. In several of its operations, a majority of the Combined Group’s workforce will be unionized. For instance, a majority of the hourly employees at the AB InBev Group’s and the SABMiller Group’s breweries in several key countries in different geographies are represented by unions. The Combined Group’s production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labor agreements with labor unions. The Combined Group may not be able to satisfactorily renegotiate its collective labor agreements when they expire and may face tougher negotiations or higher wage and benefit demands. Furthermore, a work stoppage or slowdown at the Combined Group’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on the Combined Group’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

The Combined Group’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons.

A strike, work stoppage or slowdown within the Combined Group’s operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason (including, but not limited to, financial distress, natural disaster or difficulties affecting a supplier) could have a material adverse effect on the Combined Group’s earnings, financial condition and ability to operate its business.

Information technology failures could disrupt the Combined Group’s operations.

The Combined Group will rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between its personnel, customers, and suppliers will depend on information technology. As with all large systems, the Combined Group’s information systems may be vulnerable to a variety of interruptions due to events beyond its control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues.

The Combined Group will depend on information technology to enable it to operate efficiently and interface with customers, as well as to maintain in-house management and control. The Combined Group will also enter into various information technology services agreements pursuant to which its information technology infrastructure is outsourced to leading vendors.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of the Combined Group’s business within the operating zones served. If it does not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, the Combined Group could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, the Combined Group’s system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

The Combined Group will take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing disaster recovery plans and reviewing risk management processes. Notwithstanding these efforts, technology disruptions could disrupt the Combined Group’s business. For example, if outside parties gained access to confidential data or strategic information and appropriated such information or made such information public, this could harm the Combined Group’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition.

While the Combined Group will continue to invest in new technology monitoring and cyber-attack prevention systems, it nonetheless may experience attempted breaches of its technology systems and networks from time to time. In 2015, as in previous years, the AB InBev Group experienced attempted breaches of its technology systems and networks. None of the attempted breaches of the AB InBev Group’s systems (as a result of cyber-attacks, security breaches or similar events) had a material impact on its business or operations or resulted in material unauthorized access to its data or its customers’ data.

Natural and other disasters could disrupt the Combined Group’s operations.

The Combined Group’s business and operating results could be negatively impacted by natural, social, technical or physical risks, such as a widespread health emergency (or concerns over the possibility of such an emergency), earthquakes, hurricanes, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, labor disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

The Combined Group’s insurance coverage may not be sufficient.

The AB InBev Group purchases insurance for director and officer liability and other coverage where required by law or contract or where considered to be in the best interest of the company. Under the Co-operation Agreement, AB InBev will procure the provision of directors’ and officers’ insurance for current and former directors and officers of SABMiller for a period of six years following the completion of the Transaction. Even though it maintains, and the Combined Group will maintain, these insurance policies, it self-insures, and the Combined Group will self-insure, most of its insurable risk. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact the Combined Group’s business, results of operations and financial condition.

The AB InBev audit report incorporated by reference in this prospectus is, and the Combined Group’s future audit reports will be, prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including AB InBev’s independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because AB InBev’s auditors are, and the Combined Group’s auditors will be, located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, AB InBev’s auditors are not currently, and the Combined Group’s auditors will not be, inspected by the PCAOB.

This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of AB InBev’s and/or the Combined Group’s auditor’s audit procedures or quality control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections.

The unaudited pro forma financial information reflecting the Transaction may not be representative of the AB InBev Group’s and the SABMiller Group’s actual results as a Combined Group, and accordingly, you have limited financial information on which to evaluate the Combined Group.

The pro forma financial information relating to the Transaction, which was prepared in accordance with Article 11 of Regulation S-X, and the historical financial statements of SABMiller, are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transaction been completed as of the dates indicated, nor are they indicative of the future operating results or financial position of the Combined Group.

The pro forma financial information relating to the Transaction is based in part on certain assumptions regarding the Transaction that AB InBev believes are reasonable under the circumstances. The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of its publication. For example, the estimated purchase price allocation included in the pro forma financial information is preliminary and once AB InBev obtains access to further information may be materially different. In addition, the London Inter-Bank Offered Rate (“LIBOR”) interest rate and AB InBev’s credit rating (each of which impacts on AB InBev’s cost of financing), AB InBev’s share price and exchange rates at the time of the closing of the Transaction would all have a material impact on the total acquisition price and the accuracy of the pro forma financial information. Furthermore, the pro forma financial information does not reflect future exceptional charges resulting from the Transaction or future events that may occur, including divestment or restructuring activities or other costs related to the integration of the SABMiller Group, and does not consider potential impacts of current market conditions on the results of operations.

In addition, AB InBev may consider other asset or business divestitures in connection with the Transaction which may be material to the Combined Group. The effects of any such divestitures (other than the Transaction-related divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

As a result, investors should not place any undue reliance on the pro forma financial information.

The Combined Group may be unable to influence its strategic partnerships.

A portion of the Combined Group’s global portfolio will consist of strategic partnerships in new or developing markets such as China, Turkey, countries in the Commonwealth of Independent States and a number of countries in Africa. There are challenges in influencing these diverse cultures to ensure that the Combined Group integrates these business interests successfully into its wider global portfolio. There can be challenges in ensuring that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group.

The ability of the Combined Group’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Newbelco will be organized as a holding company and its operations will be carried out through subsidiaries. The Combined Group’s domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet the Combined Group’s financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 32.8% (USD 14.3 billion) of AB InBev’s total revenue of USD 43.6 billion in 2015 came from its Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of the subsidiaries of AB InBev and SABMiller are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If the Combined Group is unable to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies, this could adversely impact its ability to pay dividends, and otherwise negatively impact its business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Liquidity and Capital Resources—Restrictions on Transfers from Subsidiaries”for further information in this respect.

Risks Related to Newbelco Ordinary Shares and American Depositary Shares

The market price of Newbelco ordinary shares and Newbelco ADSs may be volatile.

The market price of Newbelco ordinary shares and Newbelco ADSs may be volatile as a result of various factors, many of which are beyond the control of the Combined Group. These factors include, but are not limited to, the following:

•	market expectations for the Combined Group’s financial performance;

•	actual or anticipated fluctuations in the Combined Group’s results of operations and financial condition;

•	changes in the estimates of the Combined Group’s results of operations by securities analysts;

•	investor perception of the impact of the Transaction on the Combined Group and its shareholders;

•	potential or actual sales of blocks of Newbelco ordinary shares or Newbelco ADSs in the market by any shareholder or short selling of Newbelco ordinary shares or Newbelco ADSs. Any such transaction could occur at any time or from time to time, with or without notice;

•	the entrance of new competitors or new products in the markets in which the Combined Group will operate;

•	volatility in the market as a whole or investor perception of the beverage industry or of the Combined Group competitors; and

•	the risk factors mentioned in this section.

The market price of Newbelco ordinary shares and Newbelco ADSs may be adversely affected by any of the preceding or other factors regardless of the Combined Group’s actual results of operations and financial condition.

In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which have not always been related to the performance of the specific companies whose shares are traded, and which, as well as general economic and political conditions, could have an adverse effect on the market price of Newbelco ordinary shares.

The Combined Group’s controlling shareholder may use its controlling interest to take actions not supported by the Combined Group’s other shareholders.

Upon the completion of the Transaction, Stichting Anheuser-Busch InBev will remain the controlling shareholder of Newbelco and will have the ability to effectively control the election of a majority of Newbelco’s board of directors. It will also be able to effectively control or have a significant influence on the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going private transactions and other extraordinary items. See “Description of Newbelco Ordinary Shares and Newbelco ADSs—Description of the Rights and Benefits Attached to Newbelco Ordinary Shares” for further information in this respect. Depending on the number of SABMiller shareholders that elect the Partial Share Alternative, it is expected that Stichting Anheuser-Busch InBev will hold Newbelco ordinary shares representing between 34.29% and 34.45% of the voting rights of Newbelco following completion of the Transaction. Furthermore, the shareholders’ agreement and the voting agreement (or successors thereto) described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev” will continue to apply in respect of Newbelco ordinary shares upon completion of the Transaction. Stichting Anheuser-Busch InBev and such other entities acting in concert with it (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) would hold on the same basis, in aggregate, between 43.84% and 44.04% of the voting rights of Newbelco following completion of the Transaction. See “The Transaction—Principal Shareholders of Newbelco Following the Transaction” for further details.

The interests and time horizons of Stichting Anheuser-Busch InBev may differ from those of other shareholders. As a result of its influence on the Combined Group’s business, Stichting Anheuser-Busch InBev could prevent the Combined Group from making certain decisions or taking certain actions that would protect the interests of the Combined Group’s other shareholders. For example, this concentration of ownership may delay or prevent a change of control of the Combined Group even in the event that this change of control may benefit other shareholders generally. Similarly, Stichting Anheuser-Busch InBev could prevent the Combined Group from taking certain actions that would dilute its percentage interest in the Combined Group’s shares, even if such actions would generally be beneficial to the Combined Group and/or to other shareholders. These and other factors related to Stichting Anheuser-Busch InBev’s holding of a controlling interest in the Combined Group’s shares may reduce the liquidity of the Combined Group’s shares and ADSs and their attractiveness to investors.

Newbelco may be unable to pay dividends.

As a general matter, Newbelco cannot guarantee that it will pay dividends in the future. The payment of dividends will depend on factors such as Newbelco’s business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate and other factors, including tax and other regulatory considerations. In addition, under Belgian law and its articles of association, before it proceeds with any dividend payment, Newbelco must allocate an amount equal to 5% of its annual net profit on an unconsolidated basis to a legal reserve in its unconsolidated financial statements until the reserve reaches 10% of Newbelco’s share capital, in accordance with Belgian accounting principles.

Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding Newbelco ADSs and shares.

Application has been made for Newbelco ordinary shares to trade on Euronext Brussels in euros, on the Johannesburg Stock Exchange in South African rand and on the Bolsa Mexicana de Valores in Mexican pesos. Application has also been made for Newbelco ADSs to trade on the NYSE in U.S. dollars. Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of Newbelco ordinary shares trading in different currencies and between the value of Newbelco ordinary shares and Newbelco ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of Newbelco ordinary shares or Newbelco ADSs.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, the euro, the South African rand and the Mexican peso, the U.S. dollar equivalent of the proceeds that a holder of Newbelco ADSs would receive upon the sale in Belgium, South Africa or Mexico of any shares withdrawn from the Newbelco ADS deposit facility and the U.S. dollar equivalent of any cash dividends paid in euros on Newbelco ordinary shares represented by the Newbelco ADSs could also decline.

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of Newbelco ordinary shares or Newbelco ADSs.

Newbelco may in the future decide to offer additional equity to raise capital or for other purposes, in compliance with applicable Belgian legislation. Any such additional offering could reduce the proportionate ownership and voting interests of holders of Newbelco ordinary shares and Newbelco ADSs, as well as its earnings per share or ADS and net asset value per share or ADS, and any offerings by Newbelco or its main shareholders could have an adverse effect on the market price of Newbelco ordinary shares and Newbelco ADSs.

Investors may suffer dilution if they are not able to participate in equity offerings, and Newbelco ADS holders may not receive any value for rights that Newbelco may grant.

Newbelco’s constitutional documents will provide for preference rights to be granted to its existing shareholders unless such rights are disapplied by resolution of its shareholders’ meeting or the board of directors. A Newbelco shareholders’ meeting or board of directors may disapply such rights in future equity offerings, while no preference rights apply to capital increases through contributions in kind. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. In particular, there can be no assurance that Newbelco will be able to establish an exemption from registration under the Securities Act and Newbelco is under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the Securities Act. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that Newbelco may conduct in the future.

If rights are granted to Newbelco shareholders, but the ADR depositary is unable to sell rights corresponding to shares represented by Newbelco ADSs that are not exercised by, or distributed to, Newbelco ADS holders, or if the sale of such rights is not lawful or reasonably practicable, the ADR depositary will allow the rights to lapse, in which case Newbelco ADS holders will receive no value for such rights.

ADS holders may not be able to exercise their right to vote the shares underlying the Newbelco ADSs.

Upon completion of the Transaction, Newbelco will assume the obligations of AB InBev under its deposit agreement (the “Deposit Agreement”), dated 30 June 2009, as amended from time to time, among AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of American Depositary Shares from time to time under the Deposit Agreement. Holders of Newbelco ADSs will be entitled to exercise voting rights with respect to the Newbelco ordinary shares represented by Newbelco ADSs only in accordance with the provisions of the Deposit Agreement. The Deposit Agreement will provide that, upon receipt of a notice of any meeting of holders of Newbelco ordinary shares, the depositary will, if Newbelco so requests, distribute to the Newbelco ADS holders a notice which shall contain (i) such information as is contained in the notice of the meeting sent by Newbelco, (ii) a statement that the Newbelco ADS holder as of the specified record date shall be entitled to instruct the depositary as to the exercise of voting rights and (iii) a statement as to the manner in which instructions may be given by the holders.

Under the Deposit Agreement, holders of Newbelco ADSs will be able to instruct the depositary to vote the shares underlying their Newbelco ADSs, but they will only receive the notice described above if Newbelco asks the depositary to ask for their instructions. Otherwise, Newbelco ADS holders will not be able to exercise their right to vote, unless they withdraw Newbelco ordinary shares underlying the Newbelco ADSs they hold. However, Newbelco ADS holders may not know about the meeting far enough in advance to withdraw those shares. If Newbelco asks for the instructions of its ADS holders, the depositary, upon timely notice from Newbelco, will notify Newbelco ADS holders of the upcoming vote and arrange to deliver its voting materials to them. Newbelco cannot guarantee Newbelco ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Newbelco ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the shares underlying their Newbelco ADSs are not voted as requested.

ADS holders may be subject to limitations on the transfer of their Newbelco ADSs or the withdrawal of the underlying Newbelco ordinary shares from the deposit facility.

Newbelco ADSs will be transferable on the books of the depositary. However, the depositary may refuse to deliver, transfer or register transfers of Newbelco ADSs generally when the books of the depositary are closed or if such action is deemed necessary or advisable by the depositary or by the Combined Group because of any requirement of law or of any government or governmental body or commission or under any provision of the Deposit Agreement. Moreover, the surrender of Newbelco ADSs and withdrawal of Newbelco ordinary shares may be suspended subject to the payment of fees, taxes and similar charges or if Newbelco directs the depositary at any time to cease new issuances and withdrawals of its shares during periods specified by it in connection with shareholders’ meetings, the payment of dividends or as otherwise reasonably necessary for compliance with any applicable laws or government regulations.

Shareholders may not enjoy under Belgian corporate law and the Newbelco articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules.

Newbelco is a public limited liability company incorporated under the laws of Belgium. Shareholders may not enjoy under Belgian corporate law and the Newbelco articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules. The rights provided to its shareholders under Belgian corporate law and its articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and/or state laws. In general, the Belgian Corporate Governance Code is a code of best practice applying to Belgian listed companies on a non-binding basis. The Belgian Corporate Governance Code applies a “comply or explain” approach, that is, companies may depart from the Belgian Corporate Governance Code’s provisions if, as required by law, they give a reasoned explanation of the reasons for doing so.

Newbelco will rely on a provision in the NYSE Listed Company Manual that allows it to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This will allow it to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. See “Item 16G. Corporate Governance” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 for additional information on these differences. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Newbelco expects that its board will comprise three independent directors and twelve non-independent directors. The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. It is currently expected that all voting members of the Newbelco audit committee will be independent under the NYSE rules and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Newbelco nomination committee and remuneration committee will have members who would not be considered independent under the NYSE rules, and therefore its nomination committee and remuneration committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of the independence of these committees. However, both the nomination committee and remuneration committee will be composed exclusively of non-executive directors who are independent of management and whom Newbelco considers to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment.

Under Belgian corporate law, other than certain limited information that Newbelco must make public, its shareholders will not be entitled to ask for an inspection of its corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of Newbelco, in case it fails to enforce such right itself, other than in certain cases of director liability under limited circumstances. In addition, a majority of Newbelco shareholders will be entitled to release a director from any claim of liability it may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

For additional information on these and other aspects of Belgian corporate law and the Newbelco articles of association, see “Description of Newbelco Ordinary Shares and Newbelco ADSs”. As a result of these differences between Belgian corporate law and the Newbelco articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a Newbelco shareholder than you would as a shareholder of a U.S. company.

As a “foreign private issuer” in the United States, Newbelco is exempt from a number of rules under U.S. securities laws and will be permitted to file less information with the SEC.

As a “foreign private issuer”, Newbelco is exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Newbelco’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Newbelco will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning the Combined Group than there is for U.S. public companies.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against Newbelco.

Newbelco is a Belgian public limited liability company. Certain of the members of its board of directors and executive board of management and certain of the persons named herein are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and certain of the Combined Group’s assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on Newbelco or to enforce against them or Newbelco a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court pursuant to the relevant provisions of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against Newbelco may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered.

Risks Related to Taxation

Newbelco shareholders residing in countries other than Belgium may be subject to double taxation with respect to dividends or other distributions made by Newbelco.

Any dividends or other distributions made by Newbelco to its shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 27%, except for shareholders which (i) qualify for an exemption from withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU), as amended by Directive 2014/86/EU of 8 July 2014 and Directive 2015/121/EU of 27 January 2015, (ii) qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty, or (iii) qualify for the reduced Belgian withholding tax of 1.6995% on dividends paid or attributed to certain qualifying non-resident companies holding a participation in Newbelco with an acquisition value of at least EUR 2.500.000, but not reaching the threshold for exemption under the EU Parent-Subsidiary Directive. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by Newbelco. For a description of material U.S. federal income tax consequences of the Transaction, see “Material Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations”. Newbelco shareholders subject to tax in countries other than Belgium may not be able to credit the amount of such withholding tax against any tax due on such dividends or other distributions outside Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Any sale, purchase or exchange of Newbelco ordinary shares may become subject to the Financial Transaction Tax.

On 14 February 2013, the EU Commission adopted a proposal for a Council Directive (the “FTT Draft Directive”) on a common financial transaction tax (the “FTT”). The intention was for the FTT to be implemented via an enhanced co-operation procedure in eleven EU Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Spain, Slovakia and Slovenia, together, the “Participating Member States”). However, Estonia has since stated that it will not participate.

Pursuant to the FTT Draft Directive, the FTT will be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction. Deemed establishment may occur in a broad range of circumstances, including any case where the security which is the subject of the transaction is issued in a Participating Member State. The FTT shall, however, not apply to (inter alia) primary market transactions referred to in Article 5(c) of Regulation (EC) No 1287/2006, including the activity of underwriting and subsequent allocation of financial instruments in the framework of their issue.

The rates of the FTT shall be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives shall amount to at least 0.1% of the taxable amount. The taxable amount for such transactions shall in general be determined by reference to the consideration paid or owed in return for the transfer, from the counterparty or a third party. The FTT shall be payable by each financial institution established or deemed established in a Participating Member State which is either a party to the transaction, or acting in the name of a party to the transaction or where the transaction has been carried out on its account. Where the FTT due has not been paid within the applicable time limits, each party to the transaction, including persons other than financial institutions, shall be jointly and severally liable for the payment of the FTT due.

You should therefore note, in particular, that, once the FTT enters into force, any sale, purchase or exchange of shares may become subject to the FTT at a minimum rate of 0.1% provided the abovementioned prerequisites are met. You may become liable to pay this charge or reimburse a financial institution for the charge, and/or the charge may affect the value of Newbelco ordinary shares. The issuance of new shares should not be subject to the FTT.

However, the FTT Draft Directive is still subject to negotiation among the Participating Member States and therefore may be changed at any time. Moreover, once the FTT Draft Directive has been adopted, it will need to be implemented into the respective domestic laws of the Participating Member States and the domestic provisions implementing the final Directive might deviate from the final Directive itself.

You should consult your own tax advisors in relation to the consequences of the FTT associated with subscribing for, purchasing, holding and disposing of Newbelco ordinary shares.

Speculation Tax may affect the liquidity of the Newbelco ordinary shares.

For shares acquired as of 1 January 2016, a Belgian ‘speculation tax’ may be withheld on capital gains on such shares realized by Belgian resident and non-resident individuals within six months from the date of acquisition of the shares (the “Speculation Tax”). The introduction of this Speculation Tax may deter certain investors from actively trading the Newbelco ordinary shares and ultimately result in a reduction of the liquidity of the Newbelco ordinary shares.

SELECTED HISTORICAL FINANCIAL DATA OF AB INBEV

The selected historical financial data presented below as of 31 December 2015, 2014, 2013, 2012 and 2011, and for the five years ended 31 December 2015 has been derived from AB InBev’s audited consolidated financial statements, which were prepared in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union.

The information set forth below is a summary that should be read together with the historical audited consolidated financial statements of AB InBev and the related notes thereto as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 previously filed with the SEC and incorporated by reference into this prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information” beginning on page 264 of this prospectus.

	Fiscal Year ended 31 December
(in USD millions, except per share amounts)	2015	2014	2013	2012(6)	2011(6)
Income Statement Data
Revenue(1)	43,604	47,063	43,195	39,758	39,046
Profit from operations	13,904	15,111	20,443	12,747	12,346
Profit	9,867	11,302	16,518	9,325	7,859
Profit attributable to AB InBev’s equity holders	8,273	9,216	14,394	7,160	5,779

Weighted average number of ordinary shares (million shares)(2)	1,638	1,634	1,617	1,600	1,595
Diluted weighted average number of ordinary shares (million shares)(3)	1,668	1,665	1,650	1,628	1,614
Basic earnings per share (USD)(4)	5.05	5.64	8.90	4.48	3.62
Diluted earnings per share (USD)(5)	4.96	5.54	8.72	4.40	3.58
Dividends per share (USD)	3.95	3.52	2.83	2.24	1.55
Dividends per share (EUR)	3.60	3.00	2.05	1.70	1.20

	As of 31 December
	2015	2014	2013	2012	2011
Financial Position Data
Total assets	134,635	142,550	141,666	122,621	112,427
Equity	45,719	54,257	55,308	45,453	41,056
Equity attributable to AB InBev’s equity holders	42,137	49,972	50,365	41,154	37,504
Issued capital	1,736	1,736	1,735	1,734	1,734
Other Data
Volumes (million hectoliters)	457	459	426	403	399

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to AB InBev’s customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”) in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.

(4)	Earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	2012 and 2011 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

SELECTED HISTORICAL FINANCIAL DATA OF SABMILLER

The selected historical financial data presented below as at 31 March 2015 and 2014 and for the years ended 31 March 2015, 2014 and 2013 has been derived from SABMiller’s audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial data presented below as at 31 March 2013, 2012 and 2011 and for the years ended 31 March 2012 and 2011 has been derived from SABMiller’s unaudited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial data presented below as at 30 September 2015 and for the six-month periods ended 30 September 2015 and 2014 has been derived from SABMiller’s unaudited condensed consolidated interim financial statements, which were prepared in accordance with IAS 34 Interim Financial Reporting. The interim data includes all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The information set forth below is a summary that should be read together with the historical consolidated financial statements of SABMiller and the related notes thereto as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller” elsewhere in this prospectus. Historical results are not necessarily indicative of any results to be expected in the future.

	Six months ended 30 September		Year ended 31 March
(in USD millions, except per share amounts)	2015	2014	2015	2014	2013	2012	2011
	(unaudited)					(unaudited)
Statement of Operations Data
Revenue(1)	9,990	11,366	22,130	22,311	23,213	21,760	19,408
Operating profit	1,828	2,367	4,384	4,242	4,192	5,003	3,127	(6)
Profit for the year	1,757	2,097	3,557	3,650	3,487	4,462	2,557	(6)
Profit attributable to owners of the parent	1,640	1,974	3,299	3,381	3,250	4,206	2,408	(6)
Weighted average number of shares(2)	1,608	1,602	1,604	1,597	1,590	1,583	1,576
Diluted weighted average number of shares(3)	1,624	1,623	1,621	1,617	1,609	1,600	1,586
Basic earnings per share (USD cents)(4)	102.0	123.2	205.7	211.8	204.3	265.7	152.8	(6)
Diluted earnings per share (USD cents)(5)	101.0	121.6	203.5	209.1	202.0	262.9	151.8	(6)
Dividends per share (USD cents)	28.25	26.0	113.0	105.0	101.0	91.0	81.0
Other Data
Volumes (million hectoliters)	174	173	324	318	306	286	270

	As at 30 September	As at 31 March
	2015	2015	2014	2013	2012	2011
	(unaudited)			(unaudited)
Financial Position Data
Total assets	42,253	44,911	53,751	56,294	55,928	39,114
Equity	22,812	24,355	27,482	27,460	26,032	22,759
Total shareholder’s equity	21,643	23,172	26,319	26,372	25,073	22,008
Share capital	168	168	167	167	166	166

Notes:

(1)	Revenue gross of excise taxes, less discounts. The SABMiller Group reports excise taxes as production costs. See note 1 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 and note 1 to SABMiller’s unaudited condensed consolidated financial statements as at 30 September 2015 and for the six-month periods ended 30 September 2015 and 2014 for further details on how the SABMiller Group reports its revenue.
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased, issued or utilized from the SABMiller Group’s employee benefit trusts and from treasury during the period, multiplied by a time-weighting factor.

(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the period.
(4)	Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period.
(5)	Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the period.
(6)	The financial data as at and for the years ended 31 March 2013 and 2012 was modified at the time that SABMiller issued its audited consolidated financial statements as at and for the year ended 31 March 2014 to retrospectively apply the change in accounting for employee benefits reflected in IAS 19 Employee Benefits. The selected financial data as at and for the year ended 31 March 2011 set forth above does not reflect the same change in IFRS.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following selected unaudited pro forma financial data (“selected pro forma data”) give effect to the Transaction, the Transaction-related divestitures described herein and the financing of the Transaction. The selected pro forma data have been prepared using the acquisition method of accounting under IFRS, under which the assets and liabilities of the SABMiller Group will be recorded by AB InBev at their respective fair values as of the date the Transaction is completed. The unaudited pro forma condensed combined income statement for the fiscal year ended 31 December 2015 assumes that the Transaction was completed on 1 January 2015. The unaudited pro forma condensed combined balance sheet items as of 31 December 2015 are based on the assumption that the Transaction was completed on that date. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the proposed Transaction, the Transaction-related divestitures described herein and the financing of the Transaction. The pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Financial information of SABMiller as of and for the fiscal year ended 31 March 2016 is not yet available. Since the financial statement periods ended 31 December 2015 and 30 September 2015 differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and financial information for SABMiller for the twelve months ended 30 September 2015 have been used in preparation of the 2015 pro forma income statement. The twelve months ended 30 September 2015 were calculated by starting with audited income statement of SABMiller for the fiscal year ended 31 March 2015, adding in the unaudited income statement for the six months ended 30 September 2015 and subtracting the unaudited income statement for the six months ended 30 September 2014. Financial information for AB InBev as of 31 December 2015 and financial information for SABMiller as of 30 September 2015 have been used in the preparation of the pro forma balance sheet.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (“pro forma statements”) of the combined company appearing elsewhere in this prospectus and the accompanying notes to the pro forma statements. In addition, the pro forma statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of both AB InBev and SABMiller for the applicable periods, which have been incorporated in this prospectus by reference. See “Where You Can Find More Information” in this prospectus for additional information. The selected pro forma data have been presented for informational purposes only and are not necessarily indicative of what the Combined Group’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the Combined Group. Also, as explained in more detail in the accompanying notes to the pro forma statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary significantly from the fair values that will be recorded upon completion of the Transaction.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations

Year ended 31 December 2015
(In USD millions, except for per share data)	(Unaudited Pro Forma Combined)
Continuing operations
Revenue	58,030
Gross Profit	35,650
Profit	17,876
Profit attributable to owners of the parent	9,289
Earnings per share—Basic	4.75
Earnings per share—Diluted	4.68

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data

(In USD millions)	As of 31 December 2015 (Unaudited Pro Forma Combined)
Total assets	263,996
Total liabilities	179,631
Total equity	84,365

THE EXTRAORDINARY GENERAL MEETING OF AB INBEV SHAREHOLDERS

Overview

In connection with the Transaction, AB InBev will convene an extraordinary general meeting of AB InBev shareholders (the “AB InBev General Meeting”) for the purpose of considering and, if thought fit, approving any resolutions (the “AB InBev Resolutions”) to be taken as are necessary or useful to approve, implement and effect:

•	the Belgian Offer;

•	the Belgian Merger; and

•	any other step of the Transaction requiring AB InBev shareholder approval, including the approval of any relevant documents.

Date, Time and Place of the AB InBev General Meeting

AB InBev will hold the AB InBev General Meeting on             2016, at             (local time), at                     .

Record Date

In accordance with Article 25 of the AB InBev articles of association, in order to participate in and vote at the AB InBev General Meeting, whether in person, by Belgian-law proxy or by mail, a shareholder must:

•	have the ownership of his or her AB InBev ordinary shares recorded in his or her name at midnight Central European Time on the 14th calendar day preceding the date of the AB InBev General Meeting:

•	through registration in the register of the registered shares of AB InBev, for holders of registered shares; or

•	through book entry in the accounts of an authorized account holder or clearing organization, for holders of dematerialized shares; and

•	notify AB InBev (or a person designated by AB InBev) at the latest on the sixth calendar day preceding the date of the AB InBev General Meeting of his or her intention to participate in the AB InBev General Meeting, indicating the number of AB InBev ordinary shares in respect of which he or she intends to do so. In addition, a holder of dematerialized shares must, at the latest on the same day, provide AB InBev (or a person designated by AB InBev) with an original certificate issued by an authorized account holder or a clearing organization certifying the number of AB InBev ordinary shares owned by the relevant shareholder on the record date for the AB InBev General Meeting and for which he or she has notified his or her intention to participate in the AB InBev General Meeting.

Attendance; Belgian-law Proxies; Vote by Mail

All holders of AB InBev ordinary shares as at the record date for the AB InBev General Meeting are entitled to attend the AB InBev General Meeting, take part in the deliberations and, within the limits prescribed by the Belgian Law of 7 May 1999, setting out the Companies Code (as amended from time to time, the “Belgian Companies Code”) and the AB InBev articles of association, to vote, provided they have complied with the formalities of admission set out in Article 25 of the AB InBev articles of association.

If you are a holder of AB InBev ADSs, you may not attend the AB InBev General Meeting unless, prior to the record date for the AB InBev General Meeting, you have surrendered your AB InBev ADSs at the depositary’s corporate trust office in exchange for the AB InBev ordinary shares underlying your AB InBev ADSs in accordance with the procedures of the depositary and you have complied with the formalities of admission set out in Article 25 of the AB InBev articles of association.

Any holder of AB InBev ordinary shares may attend the AB InBev General Meeting in person, vote by mail or be represented at the AB InBev General Meeting by a proxy, who need not be an AB InBev shareholder. All Belgian-law proxies must be in writing in accordance with the form prescribed by AB InBev. Executed Belgian-law proxy forms or vote by mail forms, as applicable, must reach AB InBev on or before the sixth calendar day preceding the date of the AB InBev General Meeting.

Persons who attend the AB InBev General Meeting, including those attending in their capacity as holders of AB InBev ordinary shares, must be able to provide evidence of their identity in order to be granted access to the AB InBev General Meeting. In addition, persons who attend the AB InBev General Meeting as representatives of legal entities must produce the documents establishing their capacity as corporate representatives or attorneys-in-fact.

Voting Your Shares

Each AB InBev ordinary share carries one vote, except for ordinary shares owned by AB InBev, or by any of AB InBev’s subsidiaries, the voting rights of which are suspended. The ordinary shares held by AB InBev’s principal shareholders do not entitle such shareholders to different voting rights.

Voting Your ADSs

A holder of AB InBev ADSs may only vote the AB InBev ordinary shares underlying his or her AB InBev ADSs in accordance with the procedures to be specified by The Bank of New York Mellon, the depositary for the AB InBev ADSs. Subject to certain limitations and applicable law, holders of AB InBev ADSs may instruct The Bank of New York Mellon, as depositary for the AB InBev ADSs, to vote the AB InBev ordinary shares represented by such holders’ AB InBev ADSs at the AB InBev General Meeting. The Bank of New York Mellon will contact holders of AB InBev ADSs with further details as to how such holders may give those instructions.

Voting Shares Held in Street Name

If your AB InBev ordinary shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your AB InBev ordinary shares by following the instructions that the broker, bank or other nominee provides you. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your AB InBev ordinary shares, so you should read carefully the materials provided to you by your broker, bank or other nominee.

If you do not provide voting instructions to your bank, broker or other nominee, your AB InBev ordinary shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee will not be able to vote your AB InBev ordinary shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Quorum; Vote Required

The AB InBev Resolutions relating to the Transaction are subject to special quorum and 75% special majority requirements.

Specifically, approval of the acquisition of the Initial Shares of Newbelco to be made under the Belgian Offer requires an affirmative vote of the holders of at least 75% of the outstanding share capital of AB InBev attending or represented at the AB InBev General Meeting. There is no quorum requirement to pass this resolution.

Moreover, approval of the Belgian Merger by the AB InBev General Meeting requires an affirmative vote of at least 75% of the votes cast at the AB InBev General Meeting; provided, however, that a quorum of holders of at least 50% of the outstanding share capital of AB InBev is present or represented at the meeting. If there is no quorum, a second extraordinary general meeting may be convened. At the second meeting, the quorum requirement will not apply, but the approval of the Belgian Merger will still require approval by 75% of the votes cast at that meeting.

AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev, EPS Participations S.à R.L. (“EPS Participations”) and BRC S.à R.L. (“BRC”) to vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, which remain binding except in a limited number of circumstances as described in further detail elsewhere in this prospectus. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.77% of AB InBev’s voting rights as of 31 December 2015.

Recommendation of the AB InBev Board of Directors

The AB InBev directors consider the Transaction to be in the best interests of AB InBev and the AB InBev shareholders as a whole and on             2016, AB InBev’s board of directors recommended that holders of AB InBev ordinary shares and holders of AB InBev ADSs vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, including voting in favor of the Belgian Offer and the Belgian Merger. See “The Transaction—Recommendation of the AB InBev board of directors and AB InBev’s reasons for the Transaction” beginning on page 89 of this prospectus.

Share Ownership and Voting by AB InBev’s Directors and Officers

As of 15 February 2016, members of the AB InBev board of directors and executive board of management and their affiliates held and were entitled to vote 1.2% of the shares entitled to vote at the AB InBev General Meeting. By virtue of their responsibilities as directors of Stichting Anheuser-Busch InBev, Eugénie Patri Sébastien (EPS) S.A. (“EPS”), EPS Participations and/or BRC, certain members of the AB InBev board of directors may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by those entities. AB InBev ordinary shares and/or AB InBev ADSs held by these entities are not included in the percentage above. AB InBev expects that its directors and officers and their affiliates will vote their shares in favor of the AB InBev Resolutions, but except as described under “Material Agreements—Shareholder Irrevocable Undertakings—AB InBev Shareholder Irrevocables”, none of them has entered into any agreement obliging him or her to do so.

Other Business

AB InBev is not aware of any other business to be acted upon at the AB InBev General Meeting. If, however, other matters are properly brought before the AB InBev General Meeting, attendees will have discretion to vote or act on those matters according to their best judgment.

In particular, under Belgian law, one or more shareholders holding in aggregate at least 3% of the share capital of AB InBev may add new items to the agenda of the AB InBev General Meeting or new proposed resolutions concerning items on or to be put on the agenda. Such request will only be valid if, on the date AB InBev receives it, the request is accompanied by a valid document establishing that the proponent(s) of the request meet or exceed the 3% threshold.

AB InBev must receive an original signed copy of the text of the new items or new proposed resolutions to be put on the agenda on or before the 22nd calendar day preceding the date of the AB InBev General Meeting. AB InBev will acknowledge receipt of the communication within 48 hours following such receipt.

If AB InBev has validly received one or more requests to add new items or new proposed resolutions to the agenda in accordance with the provisions described in the preceding paragraphs, AB InBev will publish a revised agenda at the latest on the 15th calendar day preceding the date of the AB InBev General Meeting. In this instance, AB InBev will also provide to its shareholders new Belgian-law proxy forms and vote by mail forms including the new items or new proposed resolutions.

The AB InBev General Meeting will only consider new items or new proposed resolutions that were included in the revised agenda upon the request of one or more AB InBev shareholders if such shareholder(s) have complied with the formalities of admission described in Article 25 of the AB InBev articles of association.

THE TRANSACTION

Overview

In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “Rule 2.7 Announcement”, excerpts of which are attached as Annex A to this prospectus), AB InBev’s board and the board of SABMiller announced that they had reached agreement on the terms of the recommended acquisition by AB InBev of the entire issued and to be issued share capital of SABMiller. The Transaction will be implemented through the Proposed Structure, which involves three principal steps as follows:

•	first, the acquisition of SABMiller by Newbelco through a UK court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller in consideration for the issue of the Initial Shares (as defined below) to the shareholders of SABMiller under Part 26 of the UK Companies Act 2006 (with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales, the “UK Scheme”);

•	second, a voluntary cash takeover offer made by AB InBev pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the shares of Newbelco to be issued to the shareholders of SABMiller as a result of the UK Scheme (the “Initial Shares”) (the “Belgian Offer”); and

•	third, following closing of the Belgian Offer, the merger of AB InBev into Newbelco through a reverse merger under the Belgian Companies Code, pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group (the “Belgian Merger”).

Under the terms of the Transaction and as described below under “—the Belgian Offer”, each existing shareholder of SABMiller will have the option to elect to receive in the Belgian Offer either:

•	cash consideration in an amount of GBP 44.00 in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by a SABMiller ADS) it owns (the “Cash Consideration”); or

•	cash consideration in an amount of GBP 3.7788 as well as 0.483969 restricted shares (the “Restricted Shares”) in Newbelco in respect of each SABMiller ordinary share it owns (together, the “Partial Share Alternative”), subject to a maximum number of 326,000,000 Restricted Shares being issued to all SABMiller shareholders that elect for the Partial Share Alternative, as described below. In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and GBP 2,545,387,824 in cash, then such elections will be scaled back pro rata among all SABMiller shareholders electing the Partial Share Alternative to the size of such elections (or as near to as AB InBev in its absolute discretion considers practicable).

The consummation of the Transaction is subject to a number of pre-conditions and conditions, as set forth in Appendices 1 and 2 of the Rule 2.7 Announcement.

See also “The Transaction—Conditions to completion of the Transaction”.

UK Scheme

Once the applicable pre-conditions and conditions have been satisfied or waived, Newbelco will acquire the entire issued and to be issued share capital of SABMiller through a UK court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006, between SABMiller and the applicable shareholders of SABMiller.

Under the terms of the UK Scheme, each existing shareholder of SABMiller will have its shares transferred to Newbelco, in consideration for which it will receive 100 Initial Shares in Newbelco for each SABMiller ordinary share (including each SABMiller ordinary share represented by a SABMiller ADS) it owns, thereby becoming a Newbelco shareholder. The Initial Shares will be issued to each existing shareholder of SABMiller in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Newbelco’s share capital will be increased in connection with the contribution in kind of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by ADSs) subject to the UK Scheme to Newbelco and the issue of Initial Shares to the former SABMiller shareholders in exchange for such contribution.

In connection with the UK Scheme, each SABMiller shareholder will have the opportunity to elect, in respect of all its Initial Shares, for the Partial Share Alternative or the Cash Consideration by completing a form of election. Under the terms of the UK Scheme, SABMiller shareholders will appoint an agent in respect of all of their Initial Shares:

•	if they do not elect for the Partial Share Alternative, to tender their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.44 per Initial Share (unless they have given a contractual undertaking to AB InBev to elect for the Partial Share Alternative); or

•	if they elect for the Partial Share Alternative, to tender such number of Initial Shares into the Belgian Offer as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (including, if applicable, any additional cash payable as a result of pro rata scaling back of elections for the Partial Share Alternative as described below), with the remaining Initial Shares to be retained by the relevant former SABMiller shareholder (having become a Newbelco shareholder as a result of the UK Scheme) and automatically reclassified (and consolidated) into Restricted Shares (on the basis of one Restricted Share for every 188.879490590964 Initial Shares held) shortly after completion of the Belgian Offer.

SABMiller shareholders will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller shares. Holders of SABMiller ADSs that wish to elect for the Partial Share Alternative will be required to withdraw the SABMiller ordinary shares underlying their SABMiller ADSs from SABMiller’s deposit facility and become holders of SABMiller ordinary shares before the record time under the UK Scheme and make a valid election for the Partial Share Alternative as described above. SABMiller shareholders who do not make a valid election shall be deemed to have elected for the Cash Consideration and to have appointed the agent to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.44 per Initial Share (unless they have given a contractual undertaking to AB InBev to elect for the Partial Share Alternative).

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and GBP 2,545,387,824 in cash, which will be available for approximately 41.6% of the outstanding SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs). To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back on a pro rata basis among all SABMiller shareholders electing the Partial Share Alternative, and the balance of the consideration due to SABMiller shareholders who elected the Partial Share Alternative will be satisfied in cash in accordance with the terms of the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller ordinary shares, respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at the close of business on the day prior to the publication of the Rule 2.7 Announcement. See “Material Agreements—Shareholder Irrevocable Undertakings” for a description of such irrevocable undertakings. If elections for the Partial Share Alternative are scaled back as described above, Altria and BEVCO’s elections will be scaled back on the same basis as each other SABMiller shareholder.

It is currently intended that the UK Scheme will become effective on or around             2016. Following the UK Scheme becoming effective and the legal transfer of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by SABMiller ADSs) from the SABMiller shareholders to Newbelco, Newbelco will cancel all of the 6,150,000 shares without nominal value issued on 3 March 2016 in connection with its incorporation with effect simultaneously with the capital increase described above, such that the former SABMiller shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Shares following completion of the capital increase. Assuming that the legal transfer of the SABMiller shares to Newbelco will be completed within five business days of the UK Scheme becoming effective, it is currently expected that the capital increase will occur on or around             2016.

For a detailed description of the UK Scheme, see Step 1 of Section 12 of the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Belgian Offer

After completion of the capital increase described above, AB InBev will make a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the Initial Shares issued to the former shareholders of SABMiller as a result of the UK Scheme. It is currently intended that the Belgian Offer will be made on the day following the date on which the capital increase occurs (i.e., on or around 2016).

Under the Belgian Offer, AB InBev will offer to purchase the Initial Shares for GBP 0.44 each. Depending on the elections (or deemed elections) made by the SABMiller shareholders (who will have become Newbelco shareholders as per the UK Scheme), AB InBev will purchase:

•	all Initial Shares held by the former SABMiller shareholders who elected for the Cash Consideration; and

•	(i) a number of Initial Shares equal to the total number of Initial Shares held by the former SABMiller shareholders who elected for the Partial Share Alternative divided by 11.64390811897957, with such number being rounded down to the closest round number, and (ii) such additional number of Initial Shares required to satisfy the pro rata scale back, as the case may be.

The Belgian Offer is expected to be open for one day only. SABMiller shareholders will, however, have had the opportunity to make an election between the Cash Consideration and the Partial Share Alternative (and withdraw or revise that election) and instruct the agent during the UK Scheme process accordingly from (i) the time the documentation relating to the UK Scheme is despatched or made available to them until (ii) 4:00 p.m. CET on the date of the Belgian Offer. Even though former SABMiller shareholders will hold Initial shares following the capital increase, and will no longer hold shares in SABMiller, the agent in the Belgian Offer will act as the agent of the former SABMiller shareholders and will act only on the basis of the elections or deemed elections of the former SABMiller shareholders.

Immediately after the closing of the Belgian Offer, all Initial Shares retained by the former SABMiller shareholders who validly elected for the Partial Share Alternative will be reclassified and reconsolidated on the basis of a ratio of one Restricted Share for every 188.879490590964 Initial Shares retained.

Upon closing of the Belgian Offer, following such reclassification and reconsolidation, and pending completion of the Transaction, the shareholders of Newbelco will be (i) AB InBev and (ii) the holders of the Restricted Shares (being the former SABMiller shareholders who validly instructed the agent to elect for the Partial Share Alternative).

For a detailed description of the Belgian Offer, see Step 2 of Section 12 of the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a reverse merger under the Belgian Companies Code, pursuant to which holders of AB InBev ordinary shares and AB InBev ADSs will become holders of Newbelco ordinary shares and Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group. The Belgian Merger will be submitted to a vote of the holders of AB InBev ordinary shares and AB InBev ADSs and to a vote of the Newbelco shareholders at shareholders’ meetings of both companies scheduled to take place on             2016. Under the terms of the Transaction, the Belgian Merger will only become effective once the competent Belgian notary has acknowledged, after all conditions of the merger have been satisfied, the completion of the Belgian Merger via a notarial deed. If approved, it is currently expected that the Belgian Merger will become effective on or around             2016.

Pursuant to the Belgian Merger, the Initial Shares of Newbelco held by AB InBev that were acquired as a result of the Belgian Offer will be cancelled and:

•	in exchange for their AB InBev ordinary shares, AB InBev shareholders will receive, without any further action on their part, one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the AB InBev ADSs will instead each represent one Newbelco ordinary share, thereby becoming Newbelco ADSs.

This prospectus relates to the Newbelco ordinary shares (including Newbelco ordinary shares to be represented by Newbelco ADSs) being issued to U.S. persons pursuant to the Belgian Merger.

Each Newbelco ordinary share will be issued in accordance with, and subject to the rights and obligations of, the articles of association of Newbelco, the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part. For a comparison of the rights and privileges of a holder of Newbelco ordinary shares as compared to a holder of AB InBev ordinary shares, please see “Comparison of the Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 261 of this prospectus.

For a detailed description of the Belgian Merger, see Step 3 of Section 12 of the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Resulting Capital Structure

Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon completion of the Belgian Merger, AB InBev will be dissolved by operation of Belgian law. Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller following completion of the UK Scheme, as well as all of the assets and liabilities of AB InBev upon completion of the Transaction and will thereafter become the new holding company for the Combined Group; and

•	the former AB InBev shareholders and those former SABMiller shareholders who will hold Restricted Shares pursuant to the Partial Share Alternative will become the shareholders of Newbelco upon completion of the Transaction.

Subject to completion of the Transaction, Newbelco currently expects that the Newbelco ordinary shares will be admitted to listing on Euronext Brussels, with an initial listing intended to occur on or about the first business day following the date of the Belgian Merger. It is also intended that the Newbelco ordinary shares will, at the same time, be listed on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs will be listed on the NYSE.

Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR program and will be subject to, among other things, restrictions on transfer until converted into Newbelco ordinary shares. The Restricted Shares will be convertible at the election of the holder into Newbelco ordinary shares on a one-for-one basis with effect from the fifth anniversary of the completion of the Transaction. Following completion of the Transaction, such Restricted Shares will rank equally with the Newbelco ordinary shares as regards dividends and voting rights.

Depending on the number of SABMiller shareholders other than Altria and BEVCO that elect for the Partial Share Alternative, former holders of AB InBev ordinary shares and/or AB InBev ADSs are expected to hold between 83.1% and 83.5% of the voting rights of Newbelco and former holders of SABMiller ordinary shares are expected to hold between 16.5% and 16.9% of the voting rights of Newbelco.

Background to the Transaction

Developments leading up to 16 September 2015

On 12 December 2014, a representative of the Stichting Anheuser-Busch InBev met with representatives of BEVCO to discuss preliminary views regarding the feasibility of a combination of AB InBev and SABMiller. On 26 March 2015, a representative of the Stichting Anheuser-Busch InBev had preliminary discussions with representatives of Altria regarding the feasibility of such a combination of AB InBev and SABMiller. From June through September 2015, a representative of the Stichting Anheuser-Busch InBev, representatives of BEVCO and representatives of Altria continued to engage in preliminary discussions in person and by telephone regarding a potential combination of AB InBev and SABMiller and potential structures under which a transaction could be considered. A representative of the Stichting Anheuser-Busch InBev circulated a preliminary non-binding term sheet to representatives of BEVCO and representatives of Altria on 15 August 2015 addressing potential high-level terms of any combination, including the structure of the combination, the nature of the consideration and the governance of the Combined Group. The terms of this term sheet formed the basis of discussions between such representatives over the following several weeks.

AB InBev reviews its strategic opportunities regularly and had considered a possible transaction relating to SABMiller from time to time over a long period prior to 8 September 2015. Immediately prior to 8 September 2015, however, AB InBev had not actively considered such a potential transaction for some time. On 8 September 2015, certain board members appointed by the Stichting Anheuser-Busch InBev apprised the other members of the AB InBev board of the recent discussions with representatives of BEVCO and representatives of Altria, and proposed that AB InBev begin actively considering the possible acquisition of SABMiller, which AB InBev did from that date. The AB InBev board considered a potential combination of the two companies on 8 September 2015 and then again on 13 September 2015.

Lazard Frères & Co. LLC (“Lazard”) has a long-standing relationship with AB InBev and was aware that AB InBev had considered a possible transaction relating to SABMiller, among other strategic opportunities, from time to time prior to 2015. On 8 September 2015, Lazard was informed that AB InBev was actively considering a possible acquisition of SABMiller, and it was at this time that AB InBev retained Lazard as its financial adviser in respect of the possible acquisition of SABMiller.

On 8 September 2015, AB InBev retained Freshfields Bruckhaus Deringer LLP (“Freshfields”) as legal advisers to AB InBev, who began conducting preliminary due diligence with respect to a possible acquisition of SABMiller based solely on publicly available information concerning SABMiller. On 8 September 2015, AB InBev retained Cravath, Swaine & Moore LLP (“Cravath”), who had been aware that AB InBev had considered a possible transaction relating to SABMiller from time to time prior to 8 September 2015, as legal advisers to AB InBev in respect of the possible acquisition of SABMiller and a possible related divestiture of certain assets of SABMiller in the United States.

On 13 September 2015, the AB InBev board discussed the merits of a potential combination with SABMiller. On 13 September 2015, the AB InBev board agreed to approach SABMiller to make a formal proposal to acquire the entire issued and to be issued share capital of SABMiller. The meetings were also attended by AB InBev’s advisers, including representatives of each of Freshfields, Lazard, Brunswick Group and Cravath to discuss, among other things, considerations around strategic rationale, valuation, structure and process in respect of a possible acquisition of SABMiller by AB InBev.

AB InBev first contacted SABMiller regarding a potential combination of the two businesses on 14 September 2015. Mr. Carlos Brito, Chief Executive Officer of AB InBev, contacted Mr. Jan du Plessis, Chairman of SABMiller, by text message to propose an in-person meeting. On 15 September 2015, Mr. Brito contacted Mr. du Plessis to schedule a meeting to discuss a proposal for the potential combination of the two companies.

On 16 September 2015, in response to market speculation, SABMiller published an announcement confirming that it had received an approach from AB InBev regarding a possible combination of the two companies. In response to this announcement, AB InBev released an announcement shortly afterwards confirming that it had approached the SABMiller board. Mr. Brito and Mr. du Plessis spoke on the telephone that afternoon and agreed to meet the following day.

There were no formal negotiations and (save for the contacts between Mr. Brito and Mr. du Plessis on 14 and 15 September 2015 and the contacts between representatives of each of the Stichting Anheuser-Busch InBev, BEVCO and Altria described above) no contacts or discussions between AB InBev and SABMiller regarding a potential combination of the two businesses before the respective announcements published on 16 September 2015.

Developments leading up to the Rule 2.7 Announcement

After their telephone conversation on 16 September 2015, Mr. Brito and Mr. du Plessis met in person on 17 September 2015 to discuss a potential combination of the two companies. At that meeting, Mr. Brito provided Mr. du Plessis with a letter setting out a proposal to acquire the entire issued and to be issued share capital of SABMiller for GBP 38.00 in cash in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) and a partial share alternative in respect of approximately 41% of the entire issued share capital of SABMiller.

On 18 September 2015, Mr. du Plessis sent a letter to Mr. Brito stating that the SABMiller board had met and considered the proposal received from AB InBev on 17 September 2015. The letter further stated that the SABMiller board unanimously rejected the proposal, concluding that the cash offer very substantially undervalued SABMiller and its standalone prospects.

On 21 September 2015, Mr. Brito called Mr. du Plessis to confirm receipt of Mr. du Plessis’ letter dated 18 September 2015 and to discuss the points raised in that letter, including the valuation of SABMiller and the structure of the partial share alternative.

On 22 September 2015, Mr. Brito sent a letter to Mr. du Plessis containing a revised cash offer of GBP 40.00 in respect of each SABMiller ordinary share and a partial share alternative.

On 23 September 2015, Mr. Brito sent another letter to Mr. du Plessis clarifying the terms of a proposed partial share alternative. The letter confirmed that the proposed partial share alternative was intended to include a cash element for all shareholders who elected to receive the partial share alternative.

On 24 September 2015, Mr. du Plessis confirmed in a letter to Mr. Brito the SABMiller board’s unanimous rejection of the revised proposal.

On 5 October 2015, Mr. Brito sent a letter to Mr. du Plessis summarising the status of the discussions that had taken place and providing some clarifications regarding the proposals made to date. The letter confirmed that AB InBev had received indications of support for a transaction from Altria and BEVCO and of their interest in electing for the partial share alternative. The letter included a memorandum fully explaining the partial share alternative, including its rationale, precedent transactions and details of the cash component of the partial share alternative.

A meeting took place between AB InBev and SABMiller on 5 October 2015 at which AB InBev tabled again the same proposal made on 22 September 2015. During the meeting, Mr. Brito indicated the possibility, subject to recommendation by the SABMiller board and approval by the AB InBev board, of increasing its offer for the entire issued and to be issued share capital of SABMiller to GBP 42.00 in cash in respect of each SABMiller ordinary share and a revised partial share alternative.

On the same day, the SABMiller board met and unanimously reconfirmed its rejection of the proposal made on 22 September 2015. The SABMiller board, other than the directors nominated by Altria, also concluded that, even if AB InBev formalized the proposal made by Mr. Brito on 5 October 2015, it would reject such a proposal. On 6 October 2015, Mr. du Plessis sent a letter to Mr. Brito confirming the SABMiller board’s rejection of the proposal made on 22 September 2015.

On 7 October 2015, Mr. Brito sent a letter to Mr. du Plessis containing a revised proposal. On the same day, AB InBev announced such revised proposal, consisting of GBP 42.15 in cash in respect of each SABMiller ordinary share together with a revised partial share alternative. The SABMiller board, other than the directors nominated by Altria, rejected the revised proposal.

Between 7 October 2015 and 9 October 2015, there were meetings between representatives of AB InBev and representatives of certain SABMiller shareholders to discuss the possible combination of the two companies, including the strategic rationale for the combination and the proposed terms for the combination.

On 10 October, a final non-binding term sheet was circulated among a representative of the Stichting Anheuser-Busch InBev, representatives of Altria and representatives of BEVCO detailing potential terms of the transaction, including the structure, the nature of the consideration (including the proposed partial share alternative and related scale back), certain features of the Restricted Shares and the governance of the Combined Group.

On 12 October 2015, there was a meeting between Mr. Brito, Mr. du Plessis, Mr. Olivier Goudet, the Chairman of the AB InBev board of directors and members of the SABMiller board of directors, to discuss a revised proposal consisting of GBP 43.50 in cash in respect of each SABMiller ordinary share together with a revised partial share alternative. In addition, the attendees also discussed certain other aspects of the proposed transaction, including the nature of AB InBev’s obligation to secure regulatory clearances for the transaction and the quantum of the reverse break fee. Following this, there was an SABMiller board discussion and Mr. du Plessis sent a letter to Mr. Brito confirming the SABMiller board’s rejection of the revised proposal and outlining terms of a transaction that the SABMiller board would be prepared to unanimously recommend, consisting of GBP 44.00 in cash in respect of each SABMiller ordinary share, together with a partial share alternative.

On the afternoon of 12 October 2015, AB InBev announced that it had made an improved proposal to the board of SABMiller, comprising a cash offer of GBP 43.50 in respect of each SABMiller ordinary share, together with a partial share alternative.

There was a subsequent meeting on 12 October 2015 between Mr. Brito, Mr. du Plessis, Mr. Goudet, and members of the SABMiller board of directors to agree on revised terms for an offer, consisting of GBP 44.00 in cash in respect of each SABMiller ordinary share together with a partial share alternative.

Mr. Brito then sent a letter to Mr. du Plessis confirming that AB InBev and SABMiller had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev. In the letter, Mr. Brito confirmed that AB InBev and SABMiller had agreed to make a joint announcement on 13 October 2015.

The AB InBev and SABMiller boards announced on 13 October 2015 that they had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev for the entire issued and to be issued share capital of SABMiller. Under the terms of this potential offer, SABMiller shareholders would be entitled to receive GBP 44.00 in cash in respect of each SABMiller ordinary share with a partial share alternative. The AB InBev and SABMiller boards also announced that they had agreed to extend the “put up or shut up” deadline to 5:00 pm London time on 28 October 2015.

Also on 13 October 2015, SABMiller received through representatives of Lazard a due diligence information request list from AB InBev and began collecting due diligence documents to be provided to AB InBev.

On 14 October 2015, AB InBev and SABMiller entered into a mutual confidentiality agreement pursuant to which each of AB InBev and SABMiller would be obliged to keep certain information relating to AB InBev’s possible acquisition of SABMiller and the other party confidential and not to disclose it to third parties (other than to permitted parties) unless required by law or regulation.

On 15 October 2015, SABMiller granted AB InBev and its advisers access to an electronic data room for AB InBev’s due diligence review of some of SABMiller’s non-public information.

On 16 October 2015, a meeting took place between representatives of AB InBev, advisors to AB InBev representatives of Altria and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Altria, and McDermott Will & Emery LLP, tax counsel to Altria, to discuss the details of the partial share alternative, the proposed implementation structure of the Transaction and possible alternative structures for implementing the Transaction.

On 16 October 2015, representatives of Freshfields sent an initial draft of the Co-operation Agreement to representatives of Linklaters LLP (“Linklaters”), counsel to SABMiller.

On 19 October 2015, representatives of Freshfields participated in a call with Herbert Smith Freehills LLP, acting as legal advisers to BEVCO, to discuss a proposed irrevocable undertaking from BEVCO (the “BEVCO Irrevocable”) to vote in favor of the proposed Transaction and to elect for the partial share alternative.

On each of 19 October 2015 and 21 October 2015, there were meetings between AB InBev and SABMiller and their respective advisors to discuss high level commercial, financial, supply chain, human resources and tax matters due diligence information relating to SABMiller.

On 19 October 2015, representatives of Wachtell Lipton sent an initial draft to representatives of AB InBev of an information rights agreement (the “Information Rights Agreement”) between AB InBev and Altria (proposed to replace, upon closing of the Transaction, the information rights agreement already in place between SABMiller and Altria), pursuant to which Newbelco would share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they applied to Altria’s investment in Newbelco.

On 20 October 2015, representatives of Freshfields sent an initial draft of the Rule 2.7 Announcement to representatives of Linklaters.

On 21 October 2015, there was a meeting between AB InBev and SABMiller and their respective advisors to discuss the SABMiller business, including the South African business, financing of the proposed Transaction, control, taxation, integration of the supply chain and human resources matters.

On 22 October 2015, a call took place involving representatives of each of Freshfields, Ernst & Young and Cravath and representatives of each of Altria and Wachtell Lipton to discuss the proposed Transaction and a potential tax matters agreement (the “Tax Matters Agreement”) between AB InBev and Altria (proposed to replace the tax matters agreement already in place between SABMiller and Altria upon closing of the Transaction), pursuant to which AB InBev and Newbelco would provide assistance and co-operation and give certain representations, indemnities and undertakings to, Altria in relation to certain matters relevant to Altria under U.S. tax legislation. In addition, the parties discussed a proposed irrevocable undertaking from Altria (the “Altria Irrevocable”) to vote in favor of the proposed Transaction and to elect for the partial share alternative. There was a follow-up call on 23 October 2015 between the parties to discuss such matters further, including the proposed structure of the Transaction.

On 23 October 2015, there was a call between representatives of AB InBev, advisers to AB InBev and representatives of SABMiller to discuss, among other things, the status of AB InBev’s financing arrangements.

Between 24 October 2015 and 29 October 2015, there were further calls between advisors to AB InBev and advisers to BEVCO to discuss the BEVCO Irrevocable, including details as to the scope of permitted pledges and other security arrangements under the BEVCO Irrevocable.

On 26 October 2015, representatives of each of AB InBev and SABMiller met to discuss the Zenzele Broad-Based Black Economic Empowerment Scheme (the “Zenzele Scheme”).

On 28 October 2015, AB InBev and SABMiller announced that they had agreed to extend further the “put up or shut up” deadline to 5:00 pm London time on 4 November 2015.

During this period, a number of drafts of the Co-operation Agreement, the Rule 2.7 Announcement, the Information Rights Agreement, the Tax Matters Agreement, the Altria Irrevocable and the BEVCO Irrevocable were exchanged between advisers to AB InBev, advisers to SABMiller, advisers to Altria and advisers to BEVCO. In addition, the parties also discussed with representatives of EPS Participations, BRC and the Stichting Anheuser-Busch the proposed irrevocable undertakings of such parties to vote in favor of the proposed Transaction (the “AB InBev Shareholder Irrevocables”).

On 30 October 2015, a call took place between advisers to AB InBev, advisers to Altria and representatives of Altria to discuss the proposed Transaction structure, the Tax Matters Agreement and the Altria Irrevocable. There were additional calls on each of 30 October 2015, 1 November 2015, 2 November 2015 and 5 November 2015 between advisers to and/or representatives of each of AB InBev and Altria to further discuss such matters, as well as the Information Rights Agreement. In particular, the parties further discussed the scope and content of the representations, indemnities and undertakings to be provided by AB InBev in favor of Altria under the terms of the Tax Matters Agreement and the extent of the information sharing obligations contained in the Information Rights Agreement, together with the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative.

On 2 November 2015, representatives of Sullivan & Cromwell LLP, as U.S. counsel to AB InBev, and Wachtell Lipton exchanged a draft of the Information Rights Agreement in substantially final form. For further details on the final Information Rights Agreement, see “Material Agreements—Information Rights Agreement” elsewhere in this prospectus.

On 4 November 2015, AB InBev and SABMiller announced that they had agreed to extend further the “put up or shut up” deadline to 5:00 pm London time on 11 November 2015.

Calls on each of 3 November 2015, 6 November 2015 and 8 November 2015, as well as meetings on each of 10 November 2015 and the morning of 11 November 2015, took place between, among others, representatives of each of Freshfields and Herbert Smith Freehills LLP to discuss further the BEVCO Irrevocable, including further detail as to the scope of permitted pledges and other security arrangements under the BEVCO Irrevocable, the circumstances in which the BEVCO Irrevocable would lapse and the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative.

On 6 November 2015, there was a call between advisers to each of AB InBev and Altria to discuss the Transaction structure and the Tax Matters Agreement, including finalizing the terms of the warranties to be provided by AB InBev in favor of Altria and related provisions of the Tax Matters Agreement and discussing the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative.

In the several days preceding 11 November 2015, there were further calls between advisers and/or representatives of each of AB InBev and Altria to discuss the Transaction structure (including the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative), the Tax Matters Agreement, the Altria Irrevocable and related matters. Over the same period there were calls and meetings between advisers and/or representatives of each of AB InBev and SABMiller in relation to the proposed Rule 2.7 Announcement.

On 10 November 2015, there was a call between the advisers of each of AB InBev and SABMiller to confirm that the cash confirmation process was finalized in advance of a proposed publication of the Rule 2.7 Announcement.

Also on 10 November 2015, AB InBev and SABMiller entered into a clean team confidentiality agreement setting out how any confidential information that is competitively sensitive could be disclosed, used or shared.

In addition, AB InBev and SABMiller entered into a confidentiality and joint defence agreement on 11 November 2015, for the purpose of ensuring that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel would preserve the confidentiality of such materials and would not result in a waiver of any privilege, right or immunity that might otherwise be available.

On 11 November 2015, the AB InBev and SABMiller boards announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. For further details, see the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus. In advance of the Rule 2.7 Announcement, the parties executed a number of related agreements, including the Co-operation Agreement, the Tax Matters Agreement, the Information Rights Agreement, the Altria Irrevocable, the BEVCO Irrevocable and the AB InBev Shareholder Irrevocables, each of which are described in further detail under “Material Agreements” elsewhere in this prospectus and incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Recommendation of the AB InBev board of directors and AB InBev’s reasons for the Transaction

At its meeting on 10 November 2015 the AB InBev board of directors agreed on the terms of the Transaction and unanimously approved entering into the Co-operation Agreement. At its meeting on              2016, AB InBev’s board of directors recommended that holders of AB InBev ordinary shares and holders of AB InBev ADSs vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, including voting in favor of the Belgian Offer and the Belgian Merger.

The AB InBev board of directors considered many factors in reaching the decisions described above. In arriving at its decisions, the board of directors consulted with AB InBev’s management, legal advisors, financial advisors, accounting advisors and other advisors, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that a number of factors supported its decision, including:

•	that the Transaction is likely to result in significant strategic and financial benefits to AB InBev and its shareholders, including:

•	the creation of a truly global brewer and one of the world’s leading consumer products companies;

•	the combination of largely complementary geographical footprints and brand portfolios of the AB InBev Group and the SABMiller Group. The Combined Group would have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia and Central and South America;

•	the expected synergies of the Transaction, including AB InBev’s anticipated incremental recurring run rate pre-tax cost synergies of at least USD 1.4 billion per annum expected to be phased in over four years following the Transaction (full details of which are set out in the excerpts of the Rule 2.7 Announcement attached to this prospectus as Annex A);

•	the Transaction being in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve;

•	significant growth opportunities from marketing the Combined Group’s brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the Combined Group;

•	strong brand building experience and success in developing global brands, national icons and local brands having been critical success factors for both the AB InBev Group and the SABMiller Group;

•	bringing together the capabilities of both companies would enable further innovations to introduce exciting new products for the AB InBev Group and the SABMiller Group consumers around the globe;

•	the Combined Group’s joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world;

•	both the AB InBev Group and the SABMiller Group strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain—from farmers to brewmasters to truck drivers to customers—as well as by aspiring to the highest standards of corporate social responsibility;

•	the Transaction brings together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality;

•	the Transaction could build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base;

•	access to Africa, where the AB InBev Group does not currently have significant operations, as the continent is expected to play a vital role in the future of the Combined Group;

•	its knowledge of the AB InBev Group business, operations, financial condition, earnings, strategy and future prospects;

•	its knowledge of the SABMiller Group business, operations, financial condition, earnings, strategy and future prospects;

•	the framework for the Transaction, including the structure and debt financing related thereto; and

•	the feedback received from certain rating agencies.

The AB InBev board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the Transaction, including the following:

•	the risk that the anticipated strategic and other benefits to the Combined Group following completion of the Transaction will not be realized or will take longer to realize than expected;

•	that integrating the Combined Group will require the allocation of resources away from the core business of the Combined Group and its organic growth agenda;

•	the need to attract, retain and motivate key personnel critical to the success of the Combined Group;

•	balancing deleveraging and reinvesting synergies in the Combined Group’s brands;

•	the importance of mitigating any currency risks associated with the Transaction;

•	the risk that the Transaction might not be consummated in a timely manner or at all;

•	the challenges inherent in effecting any divestitures necessary in order to obtain regulatory clearances for the Transaction; and

•	the risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the board of directors of AB InBev, you should be aware that certain directors and executive officers of AB InBev will have interests in the proposed Transaction that may be different from, or in addition to, the interests of AB InBev’s shareholders generally. See “The Transaction—Interests of Certain Persons in the Transaction—Interests of AB InBev Directors and Executive Board of Management in the Transaction” beginning on page 94 of this prospectus.

The AB InBev board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the Transaction were outweighed by the potential benefits that it expected AB InBev and AB InBev shareholders would achieve as a result of the Transaction.

This discussion of the information and factors considered by the AB InBev board of directors includes the principal positive and negative factors considered by the AB InBev board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the AB InBev board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, and the complexity of these matters, the AB InBev board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Transaction and to make its recommendations to AB InBev shareholders. Rather, the AB InBev board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the AB InBev board of directors may have given differing weights to different factors.

Financing

Senior Facilities Agreement

On 28 October 2015, AB InBev entered into a USD 75.0 billion Senior Facilities Agreement (the “Senior Facilities Agreement”) with a syndicate of banks in connection with the Transaction. The Senior Facilities

Agreement makes the following five facilities available to AB InBev and its wholly owned subsidiaries, subject to certain conditions: (i) “Cash/DCM Bridge Facility A”, a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) “Cash/DCM Bridge Facility B”, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) “Disposals Bridge Facility”, a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) “Term Facility A”, a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) “Term Facility B”, a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at AB InBev’s option.

Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option, and (ii) two months after the settlement date of the Belgian Offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be certain funds, subject to certain customary limitations. As of 31 December 2015, the facilities available under the Senior Facilities Agreement were undrawn. As a result of the debt capital markets issuances described below under “—Replacement Bond Financing”, on 27 January 2016, AB InBev cancelled USD 42.5 billion of the commitments available under the Senior Facilities Agreement and on 4 April 2016, AB InBev cancelled a further USD 12.5 billion of the commitments available.

Accordingly, as of the date of this prospectus, the total committed amount under the Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility, which is expected to be repaid in full from the proceeds of the Transaction-related divestitures.

All proceeds from the drawdown under the Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer and, on or following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

Mandatory prepayments are not required to be made under the Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or AB InBev or its subsidiaries and (b) 80% of the net proceeds received by AB InBev or its subsidiaries from funds raised in the public international debt capital markets, in each case subject to certain exceptions and (ii) for all facilities, where a person or a group of persons acting in concert (other than AB InBev’s controlling shareholder, Stichting Anheuser-Busch InBev, or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev.

See “Financing Relating to the Transaction—Senior Facilities Agreement” elsewhere in this prospectus for further details.

Replacement Bond Financing

January 2016 Issuances

On 25 January 2016, AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4.0 billion	USD 7.5 billion	USD 6.0 billion	USD 11.0 billion	USD 6.0 billion	USD 11.0 billion	USD 500 million
Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021
Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal
Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016
Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps
Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”). The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the Taipei Exchange (the “TPEx”) on 29 January 2016.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration under the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes. The January 2016 Notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2015. See “Financing Relating to the Transaction—Replacement Bond Financing” elsewhere in this prospectus for further details.

March 2016 Issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Notes Programme. The notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold:	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000
Maturity date:	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020
Interest payment dates:	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Quarterly on March 17, June 17, September 17 and December 17, Commencing June 17, 2016 up to and including the Maturity Date
Interest Rate:	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the acquisition of SABMiller is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the acquisition of SABMiller and that it is no longer pursuing the acquisition of SABMiller.

The proceeds of the offering will be applied for the realization of the strategy of AB InBev, including to fund a portion of the purchase price for the Transaction and for general corporate purposes.

Transaction-Related Costs

AB InBev and SABMiller expect to incur approximately USD 1.0 billion in transaction costs in conjunction with the Transaction, which include advisory, legal, audit, valuation and other fees and costs.

Interests of Certain Persons in the Transaction

In considering the recommendation of the AB InBev board of directors and the SABMiller board of directors, you should be aware that certain directors and officers of Newbelco, AB InBev and SABMiller may have interests in the proposed Transaction that are different from, or in addition to, your interests as a Newbelco shareholder generally and which may create potential conflicts of interest. The AB InBev board of directors and the SABMiller board of directors were aware of these interests and considered them when they adopted the Co-operation Agreement and approved the Transaction contemplated thereby. In approving the Transaction, the AB InBev board of directors found that there were no conflicts of interest of the AB InBev board of directors in the Transaction, as defined by Article 523 of the Belgian Companies Code.

Interests of AB InBev Directors and Executive Board of Management in the Transaction

Following the completion of the Transaction, it is expected that a number of members of AB InBev’s existing executive board of management will be appointed to the executive board of management of Newbelco. However, as of the date of this prospectus, a final determination as to who will be appointed to the Newbelco executive board of management has not yet been made and the requisite corporate action to appoint the persons who will serve as in that capacity following the completion of the Belgian Offer has not been effected. Accordingly, the persons who will serve on the executive board of management of Newbelco following the completion of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

In addition, following the completion of the Transaction and depending on the number of SABMiller shareholders that elect the Partial Share Alternative, it is expected that Stichting Anheuser-Busch InBev will hold between 34.28% and 34.45% of the share capital of Newbelco and will be entitled to propose nine members of the new Newbelco board of directors. However, as of the date of this prospectus, a final determination as to who will be appointed to the Newbelco board of directors has not yet been made and the requisite corporate action to appoint the persons who will serve as directors of Newbelco following the completion of the Belgian Offer has not been effected. Accordingly, the persons who will serve as directors of Newbelco following the completion of the Belgian Offer may differ from the persons currently expected to serve in such capacity. See “—Newbelco Board of Directors and Management upon Completion of the Transaction”.

These individuals may be compensated by Newbelco and may be entitled to receive equity awards from Newbelco in their capacity as directors or members of the executive board of management, as applicable.

Director and EBM equity-based awards

Treatment of stock options and restricted stock units

AB InBev currently has three primary share-based compensation plans, namely its long-term incentive stock option plan for directors, its share-based compensation plan and its long-term incentive stock option plan for executives. Under the long-term incentive plans, options can be granted in respect of both AB InBev ordinary shares and AB InBev ADSs. In addition, AB InBev also operates three restricted stock unit programs. For further details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

Upon completion of the Transaction, under the terms of each of the plans described above, each of which has been filed as an exhibit to AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 incorporated by reference herein, the rights and obligations of AB InBev with regard to stock options and restricted stock units will be automatically transferred to Newbelco. Stock options in respect of shares in AB InBev will be converted into equivalent stock options in respect of shares in Newbelco. The number of shares to which each option will give rights and the exercise price thereof will be determined at the sole discretion of the board of directors of AB InBev, taking into account taxation and other applicable laws in the relevant jurisdictions. Additionally, the 2020 Dream Incentive Plan of AB InBev contains certain performance targets. These targets may be easier or more difficult to reach if the Transaction completes, which may affect holders of AB InBev stock options under the 2020 Dream Incentive Plan. Following the Transaction, holders of restricted stock units will no longer have the right to shares in AB InBev but will instead have the right to shares of Newbelco. The number of shares of Newbelco to which each restricted stock unit will give rights will be determined at the sole discretion of the board of directors of AB InBev, taking into account taxation and other applicable laws in the relevant jurisdictions.

Interests of SABMiller Directors and Management in the Transaction

Treatment of stock options and awards

Performance share awards granted under the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan) (the “SABMiller Share Award Plan”) will vest when the High Court of Justice in England and Wales sanctions the UK Scheme in accordance with the rules of the SABMiller Share Award Plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12-month period so that any awards granted or having a performance period beginning 12 months or more before the UK court sanction will vest in full. SABMiller shall satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the record time under the UK Scheme.

Share options and stock appreciation rights granted under the SABMiller share option plans (being the SABMiller plc Executive Share Option Plan 2008, the SABMiller plc Approved Executive Share Option Plan 2008, the SABMiller plc South African Executive Share Option Plan 2008, the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan), the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008, the SABMiller plc Approved Share Option Scheme 1999, the SABMiller plc Executive Share Option (No.2) Scheme 1999, the SABMiller plc International Employee Stock Appreciation Rights Scheme, the SABMiller plc International Employee Share Scheme and the SABMiller plc Mirror Executive Share Purchase Scheme, collectively, the “SABMiller Share Option Plans”) will vest and become exercisable when the High Court of Justice in England and Wales sanctions the UK Scheme in accordance with the rules of the relevant SABMiller Share Award Plan and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options and stock appreciation rights that are exercised prior to but conditional upon the High Court of Justice in England and Wales sanctioning the UK Scheme will be satisfied prior to the record time under the UK Scheme. Options and stock appreciation rights that are not exercised prior to the record time under the UK Scheme may only be exercised, and will be satisfied, following the completion of the Transaction.

Value share awards granted under the SABMiller Share Award Plan will vest when the High Court of Justice in England and Wales sanctions the UK Scheme in accordance with the rules of the SABMiller Share Award Plan and the number of shares which vest will be calculated shortly before the High Court of Justice in England and Wales sanctions the UK Scheme in accordance with the applicable performance condition. SABMiller shall satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the record time under the UK Scheme.

If SABMiller grants options under the SABMiller plc Sharesave Plan, such options will vest and become exercisable when the High Court of Justice in England and Wales sanctions the UK Scheme for a limited period. Options may only be exercised using the savings a participant has made up to the date of exercise. Options exercised prior to but conditional upon the High Court of Justice in England and Wales sanctioning the UK Scheme will be satisfied prior to the record time under the UK Scheme. Options that are not exercised prior to the record time under the UK Scheme may only be exercised, and will be satisfied, following the completion of the Transaction.

SABMiller ordinary shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest and be released in full to participants prior to the record time under the UK Scheme.

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the record time under the UK Scheme will be satisfied by an allotment, issue or transfer of SABMiller ordinary shares prior to the record time. The UK Scheme will extend to such SABMiller ordinary shares.

Options and stock appreciation rights which are not exercised prior to the record time under the UK Scheme may only be exercised, and will be satisfied, following completion of the Transaction. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller ordinary shares. Any SABMiller ordinary shares issued, allotted or transferred following completion of the Transaction in satisfaction of options or stock appreciation rights which are or first become exercisable (or would have become exercisable but for any prohibition on exercise introduced into the rules of the relevant SABMiller Share Option Plan or otherwise imposed by SABMiller) in the period commencing with the High Court of Justice in England and Wales sanctioning the UK Scheme and ending on completion (and which are not in fact exercised and satisfied prior to the record time under the UK Scheme), will be immediately repurchased by SABMiller for an amount equal to the Cash Consideration. Any SABMiller ordinary shares issued, allotted or transferred following completion of the Transaction in satisfaction of options or stock appreciation rights which first become exercisable on or after completion will be immediately transferred to Newbelco in exchange for an amount equal to the Cash Consideration. The terms of these repurchases and exchanges will be set out in the proposed amendments to SABMiller’s articles of association which will be considered at the SABMiller General Meeting.

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller ordinary shares shall take place in the period from the record time under the UK Scheme to the completion of the Transaction.

The total number of SABMiller ordinary shares in respect of which SABMiller Executive Committee members, two of whom are executive directors, hold unvested awards, options and stock appreciation rights under the above plans is 2,852,711 as at 31 March 2016 (being the latest practicable time prior to the date of this document). Such awards, options and stock appreciation rights will vest subject to time pro-rating as summarized above. The number provided does not include value share awards under the SABMiller Share Award Plan on the basis that the number of SABMiller ordinary shares released under such awards will be determined by reference to SABMiller’s total shareholder return compared against a comparator group calculated at the end of three, four and five-year performance periods.

Indemnification and Insurance

AB InBev has undertaken that, for six years after the date of completion of the Transaction, if and to the extent that such obligations are permitted by law AB InBev will procure that the members of the SABMiller Group honor and fulfil their respective obligations to indemnify their respective directors and officers and to advance reasonable expenses, in each case with respect to matters existing or occurring at or prior to the date of completion of the Transaction. AB InBev has also undertaken that with effect from completion, AB InBev will procure the provision of directors’ and officers’ liability insurance cover, to the extent such cover is available on reasonable commercial terms, for both current and former directors and officers of the SABMiller Group, including directors and officers who retire or whose employment is terminated as a result of the Transaction, for acts and omissions up to and including the date of completion of the Transaction, in the form of runoff cover for a period of six years following the date of completion of the Transaction. Such insurance cover is required to provide cover, in terms of amount and breadth, at least as much as that provided under SABMiller Group’s existing directors and officers insurance.

Security Ownership of Certain Beneficial Owners and Management of AB InBev

Principal Shareholders of AB InBev Prior to the Transaction

The following table shows AB InBev’s shareholding structure on the date specified below based on the notifications made to AB InBev and to the Belgian Financial Services and Markets Authority (the “FSMA”) by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies and in accordance with Article 74 of the Belgian Law of 1 April 2007 on public takeover bids or information, based on public filings with the SEC.

The first twelve entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of Article 3, 13º of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and (ii) the eleventh and twelfth entities act in concert with the first ten entities within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold 847,648,483 AB InBev ordinary shares, representing 52.77% of the voting rights attached to AB InBev ordinary shares outstanding as of 31 December 2015 excluding the 1,859,625 treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à R.L. and Mexbrew S.à R.L. Pursuant to AB InBev’s Articles of Association, shareholders are required to notify AB InBev as soon as the amount of securities held giving voting right exceeds or falls below a 3% threshold.

All of AB InBev’s shares have the same voting rights.

Major shareholders	Number of AB InBev shares held	% of the voting rights attached to outstanding AB InBev shares held(7)	As of date in notification or SEC filing(6)
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (1)	663,074,832	41.28%	31 December 2015
EPS Participations S.à R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(4)	130,257,459	8.11%	31 December 2015
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with BRC S.à R.L.(2)(4)	99,999	0.01%	31 December 2015
Rayvax Société d’Investissements S.A., a company incorporated under Belgian law	484,794	0.03%	31 December 2015
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0%	31 December 2015
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.44%	31 December 2015
Stichting Fonds Baillet Latour, a stichting incorporated under Dutch law	0	0%	31 December 2015
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds Baillet Latour under Dutch law, that controls it(5)	5,485,415	0.34%	31 December 2015
BRC S.à R.L., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.(3)	37,598,236	2.34%	31 December 2015
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissements S.A., its parent company	10	<0.01%	31 December 2015
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	3,645,605	0.23%	31 December 2015
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	<0.01%	31 December 2015
Fidelity Management & Research LLC, Massachusetts, USA	48,561,873	3.02%	16 September 2009

Notes:

(1)	By virtue of their responsibilities as directors of the Stichting Anheuser-Busch InBev, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	By virtue of their responsibilities as directors of EPS and EPS Participations, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by EPS and EPS Participations. However, each of these individuals disclaims such beneficial ownership in such capacity.
(3)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to AB InBev that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of AB InBev ordinary shares held by BRC. By virtue of their responsibilities as directors of BRC, Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by BRC. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(4)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting Anheuser-Busch InBev and the shares it held directly in AB InBev, except for 100,000 shares.
(5)	On 27 December 2013, Stichting Fonds Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(6)	On 12 February 2016, a Schedule 13G was filed confirming that, as of 31 December 2015, a group of shareholders beneficially hold 847,648,483 AB InBev ordinary shares, representing 52.77% of AB InBev’s voting rights.
(7)	Percentages are calculated on the total number of outstanding ordinary shares as at 31 December 2015 (1,608,242,156 shares) minus the number of outstanding ordinary shares held in treasury by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à R.L. and Mexbrew S.à R.L. as at 31 December 2015 (1,859,625 shares).

Shareholders’ Arrangements

In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in AB InBev through the Stichting Anheuser-Busch InBev (except for approximately 130 million AB InBev ordinary shares that are held directly or indirectly by EPS and approximately 37 million AB InBev ordinary shares that are held directly by BRC as of 31 December 2015). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting Anheuser-Busch InBev and the ordinary shares it held in AB InBev except for 100,000 ordinary shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev and adhered to the shareholders’ agreement. On 18 December 2014, the Stichting Anheuser-Busch InBev, EPS, EPS Participations, BRC. and Rayvax Société d’Investissements S.A. entered into a New Shareholders’ Agreement (the “2014 Shareholders’ Agreement”) that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an Amended and Restated New Shareholders’ Agreement (the “2016 Shareholders’ Agreement”) that amends the New Shareholders’ Agreement dated 18 December 2014. A copy of the 2016 Shareholders’ Agreement has been filed as Exhibit 9.1 to the registration statement of which this prospectus forms a part.

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Stichting Anheuser-Busch InBev, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the AB InBev ordinary shares and the circumstances in which the AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in the paragraphs below shall be construed as including and referring to Newbelco.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS jointly and equally exercise control over the Stichting Anheuser-Busch InBev and the AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev. The Stichting Anheuser-Busch InBev is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Stichting Anheuser-Busch InBev board of directors. Subject to certain exceptions, at least seven of the eight Stichting Anheuser-Busch InBev directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting Anheuser-Busch InBev board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting Anheuser-Busch InBev with respect to the AB InBev ordinary shares it holds, including how such shares will be voted at AB InBev shareholders’ meetings, will be made by the Stichting Anheuser-Busch InBev board of directors.

The 2016 Shareholders’ Agreement requires the Stichting Anheuser-Busch InBev board of directors to meet prior to each AB InBev shareholders’ meeting to determine how the AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev are to be voted. In addition, if completion of the Transaction occurs by 31 December 2017, then, following completion, prior to each meeting of the board of directors of Newbelco at which certain key matters are considered, the Stichting Anheuser-Busch InBev board of directors will meet to determine how the eight members of the board of directors of Newbelco nominated exclusively by BRC and EPS/EPS Participations should vote.

99

The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax Société d’Investissements S.A., as well as any holder of certificates issued by the Stichting Anheuser-Busch InBev, to vote their AB InBev ordinary shares in the same manner as the AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev. The parties agree to effect any free transfers of their AB InBev ordinary shares in an orderly manner of disposal that does not disrupt the market for AB InBev ordinary shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, prior to the completion of the Transaction, the Stichting Anheuser-Busch InBev board of directors nominates and proposes to AB InBev shareholders’ meeting eight candidates for appointment to AB InBev’s board of directors, among which each of BRC and EPS/EPS Participations has the right to nominate four candidates. In addition, the Stichting Anheuser-Busch InBev board of directors proposes to AB InBev shareholders’ meetings three to six candidates for appointment to AB InBev’s board who are independent of AB InBev’s shareholders. This mechanism (which is provided under the 2014 Shareholders Agreement) shall remain applicable if the Transaction does not complete by 31 December 2017.

Pursuant to the 2016 Shareholders’ Agreement, if completion of the Transaction occurs by 31 December 2017, the Stichting Anheuser-Busch InBev board of directors will, following completion, propose to Newbelco’s shareholders’ meeting nine candidates for appointment to Newbelco’s Board of Directors (instead of eight candidates under the 2014 Shareholders’ Agreement), among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Stichting Anheuser-Busch InBev board of directors. The chairman of Newbelco’s board of directors will be required not to be directly or indirectly related to EPS or BRC.

Subject to the completion of the Transaction by 31 December 2017, the 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. If the Transaction does not complete prior to 31 December 2017, the initial term of the 2016 Shareholders’ Agreement will remain 27 August 2024 (which is the initial term in effect under the 2014 Shareholders’ Agreement). In either case, the 2016 Shareholders’ Agreement will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

In addition, the Stichting has entered into a voting agreement with Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose. This agreement provides for consultations between the three bodies before any of AB InBev’s shareholders’ meetings to decide how they will exercise the voting rights attached to AB InBev shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of AB InBev’s shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their shares in the same manner as the Stichting. This agreement was most recently extended to 1 November 2034. A copy of this agreement has been filed as Exhibit 9.2 to the registration statement of which this prospectus forms a part.

100

Beneficial Ownership of Management

The table below sets forth the number of AB InBev ordinary shares and/or AB InBev ADSs owned by the members of the executive board of management as of 15 February 2016:

Name	Number of AB InBev shares held		% of outstanding AB InBev shares
Carlos Brito	(	*)	(	*)
David Almeida	(	*)	(	*)
João Castro Neves	(	*)	(	*)
Sabine Chalmers	(	*)	(	*)
Michel Doukeris	(	*)	(	*)
Felipe Dutra	(	*)	(	*)
Pedro Earp	(	*)	(	*)
Luiz Fernando Edmond	(	*)	(	*)
Claudio Ferro	(	*)	(	*)
Marcio Froes	(	*)	(	*)
Claudio Garcia	(	*)	(	*)
Stuart MacFarlane	(	*)	(	*)
Tony Milikin	(	*)	(	*)
Miguel Patricio	(	*)	(	*)
Bernardo Pinto Paiva	(	*)	(	*)
Ricardo Tadeu	(	*)	(	*)

TOTAL	13,816,097		<1%

Notes:

(*)	Each member of AB InBev’s executive board of management owns less than 1% of AB InBev’s outstanding shares as of 15 February 2016.

The table below sets forth the number of AB InBev ordinary shares and/or AB InBev ADSs owned by AB InBev directors as of 15 February 2016:

Name	Number of AB InBev shares held		% of outstanding AB InBev shares
María Asuncion Aramburuzabala	(	*)	(	*)
Alexandre Behring	(	*)	(	*)
M. Michele Burns	(	*)	(	*)
Paul Cornet de Ways Ruart	(	*)	(	*)
Stéfan Descheemaeker	(	*)	(	*)
Valentín Diez Morodo	(	*)	(	*)
Olivier Goudet	(	*)	(	*)
Paulo Alberto Lemann	(	*)	(	*)
Kasper Rorsted	(	*)	(	*)
Elio Leoni Sceti	(	*)	(	*)
Grégoire de Spoelberch	(	*)	(	*)
Marcel Herrmann Telles	(	*)	(	*)
Alexandre Van Damme	(	*)	(	*)
Carlos Alberto da Veiga Sicupira	(	*)	(	*)

TOTAL	5,421,680		<1%

Notes:

(*)	Each director owns less than 1% of AB InBev’s outstanding shares as of 15 February 2016.

Principal Shareholders of Newbelco Following the Transaction

The following table sets forth certain information, as of 15 February 2016, regarding the expected ownership of voting rights in Newbelco, after giving effect to the proposed Transaction by each person who, based on current ownership of AB InBev ordinary shares or SABMiller ordinary shares or otherwise, is expected to be an owner of more than three percent of the voting rights attached to the Newbelco shares, alone or together with any party acting in concert with them.

The number of Restricted Shares that will be outstanding following completion of the Transaction depends on the number of SABMiller shares for which the Partial Share Alternative is elected. AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller ordinary shares, respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at the close of business on the day prior to the publication of the Rule 2.7 Announcement. See “Material Agreements—Shareholder Irrevocable Undertakings” for a description of such irrevocable undertakings. If only Altria and BEVCO elect the Partial Share Alternative, 316,999,695 Restricted Shares will be outstanding, which is the minimum amount of Restricted Shares expected to be outstanding.

Conversely, the Partial Share Alternative is limited to 326,000,000 Restricted Shares. As a result, if the Partial Share Alternative is elected by SABMiller shareholders (other than Altria and BEVCO) in respect of approximately 18.6 million SABMiller ordinary shares (or more), then the maximum amount of 326,000,000 Restricted Shares will be outstanding upon completion of the Transaction. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back on a pro rata basis among all SABMiller shareholders electing the Partial Share Alternative (including Altria and BEVCO), and the balance of the consideration due to SABMiller shareholders who elected the Partial Share Alternative will be satisfied in cash in accordance with the terms of the Transaction.

The table below assumes that Altria and BEVCO will exercise the Partial Share Alternative for the entire share capital of SABMiller owned by them in accordance with their irrevocable undertakings, but that all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration. As a result, the percentage of voting rights held (as set out in the table below) is based on 1,924,704,120 Newbelco shares expected to be outstanding immediately following the Belgian Merger, comprised of 1,608,242,156 ordinary shares and 316,999,695 Restricted Shares minus the number of Newbelco ordinary shares expected to be held in treasury by Newbelco’s subsidiaries based on the number of AB InBev ordinary shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (537,731 ordinary shares), as determined in accordance with SEC rules.

Upon completion of the Transaction, it is expected that the first twelve entities mentioned in the table will act in concert (it being understood that (i) the first ten entities will act in concert within the meaning of Article 3, 13º of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and (ii) the eleventh and twelfth entities will act in concert with the first ten entities within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and are expected to hold 847,648,483 Newbelco ordinary shares, representing 44.04% of the voting rights attached to the Newbelco shares expected to be outstanding following the completion of the Transaction, based on the assumptions set out above. On the same basis, all other former AB InBev shareholders not included in the table below are expected to hold 760,055,942 Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs), representing

39.49% of the voting rights attached to the Newbelco shares expected to be outstanding following the completion of the Transaction.

	Beneficial Ownership
Major shareholders	Number of SABMiller ordinary shares	Number of AB InBev ordinary shares	Number of Newbelco shares after the Transaction	% of the voting rights attached to outstanding Newbelco shares held after the Belgian Merger (8)
Holders of Newbelco ordinary shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law(1)	—	663,074,832	663,074,832	34.5%
EPS Participations S.à R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(4)	—	130,257,459	130,257,459	6.8%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with BRC S.à R.L.(2)(4)	—	99,999	99,999	<0.1%
Rayvax Société d’Investissements S.A., a company incorporated under Belgian law	—	484,794	484,794	<0.1%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	—	0	0	0.0%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	—	6,997,665	6,997,665	0.4%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	—	0	0	0.0%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it(5)	—	5,485,415	5,485,415	0.3%
BRC S.à R.L., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.(3)	—	37,598,236	37,598,236	2.0%
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissements S.A., its parent company	—	10	10	0.0%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	—	3,645,605	3,645,605	0.2%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	—	4,468	4,468	0.0%
Holders of Restricted Shares
Altria Group, Inc.(6)	430,000,000	—	208,106,670	10.8%
BEVCO Ltd(7)	225,000,000	—	108,893,025	5.7%

Notes:

(1)	By virtue of their responsibilities as directors of the Stichting Anheuser-Busch InBev, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	By virtue of their responsibilities as directors of EPS and EPS Participations, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by EPS and EPS Participations. However, each of these individuals disclaims such beneficial ownership in such capacity.
(3)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to AB InBev that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of AB InBev ordinary shares held by BRC. By virtue of their responsibilities as directors of BRC, Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by BRC. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(4)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting Anheuser-Busch InBev and the shares it held directly in AB InBev, except for 100,000 shares.
(5)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(6)	Represents ownership of 208,106,670 Restricted Shares that will be convertible into Newbelco ordinary shares subject to the terms and conditions described elsewhere in this prospectus (see “The Transaction—UK Scheme”).
(7)	Represents ownership of 108,893,025 Restricted Shares that will be convertible into Newbelco ordinary shares subject to the terms and conditions described elsewhere in this prospectus (see “The Transaction—UK Scheme”).
(8)	The percentage of Newbelco voting rights held is based on 1,924,704,120 Newbelco shares expected to be outstanding immediately following the Belgian Merger, comprised of 1,608,242,156 ordinary shares and 316,999,695 Restricted Shares, minus the number of Newbelco ordinary shares expected to be held in treasury by Newbelco’s subsidiaries based on the number of AB InBev ordinary shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (537,731 ordinary shares), as determined in accordance with SEC rules. AB InBev is not expected to directly hold any shares in treasury as of the date of the Belgian Merger, as it intends to use the treasury shares held directly by it to satisfy its various share delivery commitments under its stock ownership plans prior to that date. This also assumes that Altria and BEVCO will exercise the Partial Share Alternative for the entire share capital of SABMiller owned by them in accordance with their irrevocable undertakings and that all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration.

For the sake of comparison, the table below assumes that all SABMiller shareholders elect the Partial Share Alternative. As a result, the percentage of voting rights in Newbelco held (as set out in the table below) is based on 1,933,704,425 Newbelco shares expected to be outstanding immediately following the Belgian Merger, comprised of 1,608,242,156 ordinary shares and 326,000,000 Restricted Shares, minus the number of Newbelco ordinary shares expected to be held in treasury based by Newbelco’s subsidiaries based on the number of AB InBev ordinary shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (537,731 ordinary shares), as determined in accordance with SEC rules:

	Beneficial Ownership
	Number of SABMiller ordinary shares	Number of AB InBev ordinary shares	Number of Newbelco shares after the Transaction		% of the voting rights attached to outstanding Newbelco shares held after the Belgian Merger(3)
Holders of Newbelco ordinary shares
Stichting Anheuser-Busch InBev and the eleven entities that act in concert with it within the meaning of Article 3, 13º of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids(1)	—	847,648,483	847,648,483		43.8%
Other former AB InBev shareholders	—	760,055,942	760,055,942		39.3%
Holders of Restricted Shares
Altria Group, Inc.	430,000,000	—	84,719,823	(2)(4)	4.4%
BEVCO Ltd	225,000,000	—	44,330,139	(2)(4)	2.3%
Other former SABMiller shareholders(2)	999,630,463	—	196,950,037	(2)(4)	10.2%

Notes:

(1)	Comprises the first twelve entities listed in the table above. On this basis, the Stichting Anheuser-Busch InBev would hold 34.29% of the voting rights of Newbelco following the completion of the Transaction
(2)	Based on the fully diluted share capital of SABMiller of 1,654,630,463 shares, calculated on the basis of:
(A)	SABMiller’s issued share capital as of the close of business on the day prior to the publication of the Rule 2.7 Announcement of 1,619,269,166 SABMiller ordinary shares (excluding 58,892,152 treasury shares); and
(B)	47,071,951 SABMiller ordinary shares (excluding 52,381 awards that will be settled in cash in accordance with the Stock Appreciation Rights Plan 2008) which may be issued prior to completion of the Transaction on the exercise of options or vesting of awards under the SABMiller Share Award Plan and the SABMiller Share Option Plans, offset by 11,710,654 SABMiller ordinary shares held in SABMiller’s Employee Benefit Trust as at the close of business on the day prior to the publication of the Rule 2.7 Announcement.
(3)

The percentage of Newbelco voting rights held is based on 1,933,704,425 Newbelco shares expected to be outstanding immediately following the Belgian Merger, comprised of 1,608,242,156 ordinary shares and 326,000,000 Restricted Shares, minus the number of Newbelco ordinary shares expected to be held in treasury by Newbelco’s subsidiaries based on the number of AB InBev ordinary shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (537,731 ordinary shares), as determined in accordance with SEC rules. AB InBev is not expected to directly hold any shares in treasury as of the date of the Belgian Merger, as it intends to use the treasury shares held directly by it to satisfy its various share delivery commitments under its stock ownership plans prior to that date. This also assumes that all SABMiller shareholders, including Altria and BEVCO (and including holders of

SABMiller ADSs representing SABMiller ordinary shares) exercise the Partial Share Alternative for the entire share capital of SABMiller owned by them and that no holders of SABMiller ordinary shares elect for the Cash Consideration.
(4)	Persons electing for the Partial Share Alternative will have their entitlement to Restricted Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Shares issued may sum to less than 326,000,000.

Newbelco Board of Directors and Management upon Completion of the Transaction

As of the date of this prospectus, the board of directors and management of Newbelco is comprised of three independent directors associated with Phidias Management S.A., a company appointed to provide various corporate services and a wholly-owned subsidiary of Intertrust SA/NV: Christophe Tans, Irène Florescu and Wouter Vanmechelen.

Christophe Tans is the Managing Director of Intertrust (Belgium) NV/SA. He first joined Intertrust SA/NV in 2006 after a career of more than three years as a tax lawyer and six years as a tax adviser in a leading audit and consulting firm. Mr. Tans first joined the management board of Intertrust (Belgium) in 2006, and in August 2010 he took up the position of Managing Director. He holds a Masters degree in Law from the University of Leuven and two masters in Tax Law from the University of Liège and Groep T. Leuven.

Irène Florescu is the Director of Finance at Intertrust (Belgium) NV/SA, and since 2003, she has been a member of the management board. Previously, she was a specialized accountant in Brussels and for several years worked for an international telecom company. She holds a Masters degree in Economics from the University of Bucharest.

Wouter Vanmechelen joined Intertrust SA/NV in January 2016, where he leads the legal team as the Business Unit Manager for Legal. Previously, he worked for seven years as an international tax manager at a leading audit and consulting firm. He holds a Master degree in Law from the University of Leuven and a Masters in Tax Law from HUB.

It is currently expected that the three current directors will resign and fifteen new directors will be appointed to the Newbelco board of directors effective upon completion of the Belgian Offer or shortly thereafter. The Newbelco board of directors will be comprised of the following:

•	three independent directors appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco board of directors;

•	so long as the Stichting Anheuser-Busch InBev owns more than 30% of the shares with voting rights of Newbelco, at least nine directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by Stichting Anheuser-Busch InBev; and

•	so long as the holders of Restricted Shares (together with their affiliates) own or control, within the meaning of Article 5 of the Belgian Companies Code:

•	more than 13.5% of the shares with voting rights of Newbelco, three directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the shares with voting rights of Newbelco, two directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares; and

•	more than 4.5% but not more than 9% of the shares with voting rights of Newbelco, one director shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares.

For further details, see the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

Following the completion of the Transaction and depending on the number of SABMiller shareholders that elect the Partial Share Alternative, it is expected that the Stichting Anheuser-Busch InBev will hold between 34.28% and 34.45% of the share capital of Newbelco. As a result, the Stichting Anheuser-Busch InBev will be entitled to propose nine members of the new Newbelco board of directors. However, as of the date of this prospectus, a final determination as to who will be appointed to the Newbelco board of directors has not yet been made and the requisite corporate action to appoint the persons who will serve as directors of Newbelco following the completion of the Belgian Offer has not been effected. Accordingly, the persons who will serve as directors of Newbelco following the completion of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

Following the completion of the Transaction, it is expected that a number of members of AB InBev’s existing executive board of management will be appointed to the executive board of management of Newbelco. However, as of the date of this prospectus, a final determination as to who will be appointed to the Newbelco executive board of management has not yet been made and the requisite corporate action to appoint the persons who will serve as in that capacity following the completion of the Belgian Offer has not been effected. Accordingly, the persons who will serve on the executive board of management of Newbelco following the completion of the Belgian Offer may differ from the persons currently expected to serve in such capacity. Biographical information with respect to the current AB InBev directors and current AB InBev executive board of management, including their principal business activities performed outside of AB InBev, is contained in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors” and “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Chief Executive Officer and Senior Management”.

Conditions to Completion of the Transaction

The Transaction is subject to a certain number of pre-conditions and conditions, some of which have already been satisfied. In addition, each of the three steps of the Transaction is conditional on completion of the preceding step.

Implementation of the Transaction will require the passing of certain resolutions by the shareholders of SABMiller, AB InBev and Newbelco. See “The Extraordinary General Meeting—Overview” for further details on the AB InBev Resolutions.

In addition, the UK Scheme requires the approval of the shareholders of SABMiller (or any class or classes of them) at a meeting or meetings convened with the permission of the High Court of Justice in England and Wales. The SABMiller General Meeting will also be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, any resolutions as are necessary to implement and effect the UK Scheme and to approve the Transaction as a whole, certain changes to SABMiller’s articles of association and certain other related matters (the “SABMiller Resolutions”) at the SABMiller General Meeting, which will be held immediately after the court meeting of the relevant SABMiller shareholders in connection with the UK Scheme.

Finally, a general meeting of the shareholders of Newbelco (the “Newbelco General Meeting”) will be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, any resolutions to be taken by the Newbelco shareholders as are necessary or useful to approve, implement and effect (i) the capital increase of Newbelco in connection with the UK Scheme; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco (the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part) with effect from completion of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from completion of the Belgian Offer; (v) the cancellation of the Newbelco ordinary shares held by the incorporators of Newbelco and (vi) any other step of the Transaction, including the approval of any relevant documents (the “Newbelco Resolutions”). The resolutions in connection with (i), (ii) and (iii) above require the approval of Newbelco shareholders by a majority of 75% of the votes cast and the Newbelco shareholders present at the meeting must represent at least 50% of Newbelco’s share capital.

The paragraphs below describe the outstanding pre-conditions and conditions of the Transaction.

UK Scheme

To become effective, the UK Scheme will require the approval of the SABMiller shareholders at a meeting or meetings convened with the permission of the UK Court. Any resolution proposed at that meeting must be approved by a majority in number of the SABMiller shareholders present and voting at the meeting, either in person or by proxy, representing not less than 75% in value of the SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) voted at such meeting. It is currently intended that this meeting will be held on or around             2016.

Implementation of the UK Scheme will require the Newbelco shareholders to have approved the capital increase described under “The Transaction—UK Scheme” below. It is currently intended that the meeting of the Newbelco shareholders to approve such matters will be held on or around             2016.

Following the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the UK Court. The court hearing to sanction the UK Scheme is currently intended to be held on or around             2016, following which the UK Scheme will become effective subject to the conditions to the UK Scheme being satisfied or waived. Following the UK Scheme becoming effective, it is currently expected that the capital increase of Newbelco will complete on or around             2016 (assuming the legal transfer of the SABMiller shares subject to the UK Scheme from the SABMiller shareholders to Newbelco will be completed within five business days of the UK Scheme becoming effective).

In addition to the above shareholders’ approval and scheme sanction conditions, the UK Scheme is subject to a certain number of other outstanding conditions. Such conditions include (i) obtaining regulatory clearances by applicable antitrust or competition law authorities in the European Union, the United States, China, South Africa, Colombia, Ecuador, Australia, Canada and in other relevant jurisdictions, and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions.

Belgian Offer

The conditions to which the Belgian Offer is subject include the passing of the AB InBev Resolutions.

In addition, the Belgian Offer is subject to (i) the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required), (ii) the SABMiller shares subject to the UK Scheme being registered in the name of Newbelco, and (iii) the Initial Shares being issued by Newbelco to the former SABMiller shareholders pursuant to the capital increase described under “The Transaction—The UK Scheme” at the latest on the day before the Belgian Offer commences.

Belgian Merger

The Belgian Merger is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of holders of AB InBev ordinary shares and/or AB InBev ADSs at the AB InBev General Meeting;

•	the Newbelco Resolutions being passed by the requisite majority of Newbelco shareholders at the Newbelco General Meeting;

•	the closing of the Belgian Offer in accordance with its terms;

•	the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of the issuance of the Belgian notarial deed acknowledging completion of the Belgian Merger or such later date as AB InBev may determine; and

•	the competent Belgian notary acknowledging, after all conditions of the merger have been satisfied, the completion of the Belgian Merger via a notarial deed.

Regulatory Approvals Required

The Transaction is subject to the approval of applicable regulatory authorities, as described below, some, but not all, of which are pre-conditions and/or conditions to the UK Scheme, the Belgian Offer and the Belgian Merger.

Demonstrating AB InBev’s commitment to promptly and proactively address potential regulatory considerations:

•	Simultaneously with the announcement of the Transaction, AB InBev announced that it had agreed to the MillerCoors divestiture. This transaction is conditional on completion of the Transaction and on, among other things, customary regulatory approvals. Subject to specific adjustments, the purchase price, to be paid in cash, will be USD 12.0 billion.

•	On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of SABMiller’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. The parties have commenced the relevant employee information and consultation processes applicable to a potential sale of these brands and businesses. Asahi’s offer, if accepted by AB InBev, is conditional on the completion of the Transaction and the European Commission’s approval of Asahi as a purchaser of the Peroni, Grolsch and Meantime brand families and related businesses; and

•	On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

European Commission clearance

Under the Council Regulation (EC) No. 139/2004 of the Council of the European Union, the Transaction requires notification to and prior approval by the European Commission. AB InBev and SABMiller received the European Commission’s approval for the Transaction on                     2016.

U.S. clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the Transaction cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and all applicable waiting periods have expired or been terminated.

On 4 and 8 December 2015, respectively, each of AB InBev and SABMiller filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. On 7 January 2016, each of AB InBev and SABMiller received a request for additional information and documentary material (referred to as a “second request”) regarding the Transaction from the Antitrust Division. AB InBev and SABMiller certified substantial compliance with the second request on 25 March 2016 and are continuing to work cooperatively with the Antitrust Division in connection with this review.

Chinese MOFCOM clearance

Under the Chinese Anti-Monopoly Law of 2008, the Transaction cannot be completed until it is reviewed and approved by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”). On             2016, MOFCOM informed AB InBev that             .

South Africa approvals

The Transaction will require both (i) the approval of the Transaction by the Competition Tribunal or the Competition Appeal Court without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended) and (ii) the exchange control approval by the Financial Surveillance Department of the South African Reserve Bank in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev. On 14 April 2016, AB InBev announced that it and the South African Government have agreed to an approach in relation to the public interest conditions that will be recommended to the Competition Commission and Competition Tribunal in connection with the Transaction. For more information, see Exhibit 99.1 to AB InBev’s Current Report on Form 6-K filed with the SEC on 14 April 2016 and incorporated by reference herein. The last of these approvals was received on             2016.

Other regulatory approvals

In addition to the regulatory approvals described above, the Transaction is also conditional upon the receipt of regulatory clearances in Colombia, Ecuador, Australia, India, Canada and certain other relevant jurisdictions. The last of these approvals was received on             2016.

Since 11 November 2015, AB InBev and SABMiller have received approval without conditions in relation to the Transaction from:

•	the Competition Commission of India on 28 January 2016;

•	the Competition Commission of Albania on 18 February 2016;

•	the Swaziland Competition Commission on 26 February 2016;

•	the Commission for the Promotion and Defense of Competition of Uruguay on 8 March 2016;

•	the South Korea Fair Trade Commission on 10 March 2016;

•	the Competition Authority of Kenya on 18 March 2016; and

•	the Fiscalía Nacional Económica of Chile on 29 March 2016.

In addition, AB InBev and SABMiller received conditional approval from the Zambia Competition and Consumer Protection Commission on 11 April 2016.

Conditions Imposed by Agencies

Applicable antitrust or competition law authorities may require the imposition of certain conditions in connection with obtaining antitrust or merger control law clearances for the Transaction. Should such conditions require AB InBev, SABMiller or Newbelco (or any of their respective subsidiaries, affiliates or joint ventures) to take any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting business in any specified manner) that would individually or in the aggregate reasonably be expected to result in a material adverse effect on the business, operations or financial condition of the AB InBev Group, the SABMiller Group and/or the Combined Group, AB InBev may decide not to accept such conditions. While AB InBev does not believe that conditions resulting in a material adverse effect on Newbelco or the Combined Group are likely to be imposed, there can be no assurances that the applicable antitrust or merger control law authorities will not seek to impose restrictions that may adversely impact the benefits expected to be achieved from the Transaction, including, but not limited to, a prohibition on consummation.

Stock Exchange Listing

Newbelco ordinary shares and Newbelco ADSs are currently not traded or quoted on a stock exchange or quotation system. Newbelco expects that, shortly following the completion of the Transaction, Newbelco ordinary shares will be listed for trading on Euronext Brussels, with secondary listings on the Johannesburg Stock Exchange and the Mexican Stock Exchange. Application will be or has been made for the Newbelco ADSs to be listed for trading on the NYSE.

NO DISSENTERS’ RIGHTS

In general, dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger or other transaction similar to the scheme of arrangement for the UK Scheme or the Belgian Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Holders of AB InBev ordinary shares and/or AB InBev ADSs do not have dissenters’ rights in the Transaction.

Under Belgian law, holders of AB InBev ordinary shares and/or AB InBev ADSs do not have appraisal or dissenters’ rights with respect to the Transaction.

ACCOUNTING TREATMENT OF THE TRANSACTION

AB InBev will be the accounting acquirer in respect of the Transaction. AB InBev will account for the Transaction using the acquisition method of accounting under IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. AB InBev will measure the SABMiller Group assets acquired and SABMiller Group liabilities assumed at their fair values, including net tangible and identifiable intangible assets as of the closing of the Transaction. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price and fair values reflected in the unaudited pro forma condensed combined financial statements have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the Transaction and may vary from these preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information”elsewhere in this prospectus.

The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of this publication. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial information.

MATERIAL TAX CONSEQUENCES OF THE TRANSACTION

This section contains a general discussion of the material tax consequences of (i) the Transaction and (ii) post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs. The discussion below does not address the treatment of compensatory equity awards.

The discussion under the caption “U.S. Federal Income Tax Considerations” addresses the material U.S. federal income tax consequences of (i) exchanging AB InBev ordinary shares and/or AB InBev ADSs for Newbelco ordinary shares and/or Newbelco ADSs and (ii) owning and disposing of Newbelco ordinary shares and/or Newbelco ADSs received in the Transaction.

The discussion under “—Belgian Tax Considerations” addresses the material Belgian tax considerations of the Belgian Merger and subsequent ownership and disposition of Newbelco ordinary shares.

The discussion below is not a substitute for an individual analysis of the tax consequences of the Transaction or post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs. You should consult your own tax advisor regarding the particular U.S. federal, state and local, Belgian and other non-U.S. tax consequences of these matters in light of your particular situation.

U.S. Federal Income Tax Considerations

Scope of Discussion

The following discussion addresses the material U.S. federal income tax consequences of the Belgian Merger generally expected to be applicable to the holders of AB InBev ordinary shares and/or AB InBev ADSs and their receipt and ownership of Newbelco ordinary shares and/or Newbelco ADSs. To the extent this section consists of statements as to matters of U.S. tax law, this section is the opinion of Sullivan & Cromwell LLP. It applies to you only if you hold your AB InBev ordinary shares and/or AB InBev ADSs and Newbelco ordinary shares and/or Newbelco ADSs as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that owns or has owned directly, indirectly or constructively, 10 percent or more of the voting stock of AB InBev prior to the Transaction;

•	a person who will own directly, indirectly or constructively, 5 percent or more of Newbelco ordinary shares and/or Newbelco ADSs following the Transaction;

•	a person that holds AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that acquires or sells AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs as part of a wash sale for tax purposes;

•	a person that acquires AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the Convention between the United States and the Kingdom of Belgium (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of The Bank of New York Mellon in its capacity as depositary (the “Depositary”) under the Newbelco ADS program and the assumption that each obligation in the AB InBev Deposit Agreement (and any related agreement) and the Deposit Agreement for the Newbelco ADS program, which will be the existing Deposit Agreement for the AB InBev ADS program, and any related agreement will be performed in accordance with its terms. For purposes of this section a holder of ADRs evidencing AB InBev ADSs or Newbelco ADSs is treated as the owner of the underlying shares represented by those AB InBev ADSs or Newbelco ADSs for U.S. federal income tax purposes. Exchanges of (1) AB InBev ordinary shares or Newbelco ordinary shares for ADRs evidencing AB InBev ADSs or Newbelco ADSs, respectively, and (2) ADRs evidencing AB InBev ADSs or Newbelco ADSs for AB InBev ordinary shares or Newbelco ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

You are a U.S. holder if you are a beneficial owner of AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs and you are for U.S. federal income tax purposes:

1.	a citizen or resident of the U.S.;

2.	a U.S. domestic corporation;

3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs that is not a U.S. person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs is urged to consult his, her or its own tax advisor.

This section addresses only U.S. federal income taxation.

Tax Consequences of the Belgian Merger to Holders of AB InBev Ordinary Shares and AB InBev ADSs

Subject to the assumption that the representations set forth in the letter from AB InBev provided to Sullivan & Cromwell LLP is and will be true, correct and complete as of the effective date of the Belgian Merger, it is the opinion of Sullivan & Cromwell LLP that the Belgian Merger constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, and AB InBev intends to treat it as such.

No advance U.S. federal income tax ruling has been (or will be) sought from the IRS regarding the tax consequences of the Belgian Merger. Consequently, there is no assurance that the IRS or the U.S. courts will agree with the analysis set forth herein. If the IRS successfully challenges the treatment of the Belgian Merger, adverse U.S. federal income tax consequences may result. You should consult your own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the Belgian Merger in your particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged). The rest of this discussion assumes that the Belgian Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

The discussion regarding the tax consequences of the Belgian Merger is based on the determination by AB InBev that it has not been a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes and the expectation of AB InBev that it will not be a PFIC for its current taxable year. See the discussion below under “—Certain PFIC Considerations Related to the Belgian Merger” if AB InBev or Newbelco were treated as a PFIC. Sullivan & Cromwell LLP expresses no opinion as to the PFIC status of AB InBev.

The exchange of AB InBev ordinary shares for Newbelco ordinary shares (including the exchange of AB InBev ordinary shares represented by AB InBev ADSs) will be tax-free to you. Your tax basis in Newbelco ordinary shares and/or Newbelco ADSs you receive in the Belgian Merger will equal your basis in the AB InBev ordinary shares and/or AB InBev ADSs exchanged therefor, and your holding period for Newbelco ordinary shares and/or Newbelco ADSs received in the Belgian Merger will include your holding period in respect of the AB InBev ordinary shares and/or AB InBev ADSs exchanged for Newbelco ordinary shares and/or Newbelco ADSs.

Certain PFIC Considerations Related to the Belgian Merger

AB InBev has determined that AB InBev ordinary shares and AB InBev ADSs have not been treated as stock of a PFIC for U.S. federal income tax purposes. While this conclusion is a factual determination that is made annually, AB InBev expects that it will not be a PFIC for its current taxable year. If you are a U.S. holder of AB InBev ordinary shares and/or AB InBev ADSs, AB InBev would generally be a PFIC with respect to you if for any taxable year in which you held AB InBev ordinary shares and/or AB InBev ADSs: (1) at least 75 percent of AB InBev’s gross income for the taxable year was passive income or (2) at least 50 percent of the value, determined on the basis of a quarterly average, of AB InBev’s assets was attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 percent by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If it was determined that AB InBev was a PFIC, then a U.S. holder of AB InBev ordinary shares and/or AB InBev ADSs may be required to recognize gain, and may be subject to special rules in respect of any gain recognized, as a result of participating in the Belgian Merger. In particular, a U.S. holder that receives Newbelco ordinary shares and/or Newbelco ADSs in exchange for its AB InBev ordinary shares and/or AB InBev ADSs in the Transaction may be required to recognize gain (but not loss), notwithstanding that the exchange qualifies as a tax-free exchange under the Code. In particular, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final U.S. Treasury regulations have been promulgated under this statute. Proposed U.S. Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (1) a “qualified electing fund” election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Any such gain recognized pursuant to the previous sentence would be subject to special rules (discussed below). There is an exception to the gain recognition rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC, but, as described below in “—Tax Consequences to Holders of Newbelco Ordinary Shares and/or Newbelco ADSs—PFIC Rules”, Newbelco expects that it will not be a PFIC at the time of the Transaction, and Newbelco does not expect to become a PFIC. It is not certain at this time whether, in what form, and with what effective date, final U.S. Treasury regulations under Section 1291(f) of the Code will be adopted, or how the proposed U.S. Treasury regulations will be applied.

Tax Consequences to Holders of Newbelco Ordinary Shares and/or Newbelco ADSs

Taxation of Dividends

U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend Newbelco pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends Newbelco pays with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made, determined at the spot conversion rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, Newbelco does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions Newbelco makes as dividends.

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares or ADSs, yet you do not claim such lower rate and as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by claiming benefits under the Treaty, such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Newbelco ordinary shares and/or Newbelco ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Newbelco ordinary shares and/or Newbelco ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your Newbelco ordinary shares and/or Newbelco ADSs unless:

1.	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

2.	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Newbelco ordinary shares and/or Newbelco ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Newbelco ordinary shares and/or Newbelco ADSs.

PFIC Rules

Newbelco expects that Newbelco ordinary shares and ADSs will not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If Newbelco were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Newbelco ordinary shares and/or

Newbelco ADSs or makes a “qualified electing fund” (“QEF”) election the first taxable year in which Newbelco is treated as a PFIC, gain realized on the sale or other disposition of your Newbelco ordinary shares and/or Newbelco ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the Newbelco ordinary shares and/or Newbelco ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Newbelco ordinary shares and/or Newbelco ADSs will be treated as stock in a PFIC if Newbelco were a PFIC at any time during your holding period in your Newbelco ordinary shares and/or Newbelco ADSs. Dividends that you receive from Newbelco will not be eligible for the special tax rates applicable to qualified dividend income if Newbelco is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon Newbelco furnishing you annually with certain tax information. Newbelco may not take the action necessary for a U.S. shareholder to make a QEF election in the event Newbelco is determined to be a PFIC. Sullivan & Cromwell LLP expresses no opinion as to the PFIC status of Newbelco.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Newbelco ordinary shares and/or Newbelco ADSs.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Newbelco ordinary shares and/or Newbelco ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by Newbelco or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Newbelco ordinary shares and/or Newbelco ADSs effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Newbelco ordinary shares and/or Newbelco ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Belgian Tax Considerations

The following is a summary of certain Belgian federal tax consequences relating to the Belgian Merger and to the acquisition, ownership and disposal of Newbelco ordinary shares. This summary is based on Newbelco’s understanding of the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this prospectus, all of which are subject to change, including changes that could have a retroactive effect.

It should be appreciated that the eventual tax consequences may be different from what is stated below as a result of evolutions in law or practice.

This summary does not purport to address all Belgian tax consequences associated with the Proposed Structure of the Transaction or the acquisition, ownership and disposal of Newbelco ordinary shares, and does not take into account the specific circumstances of any particular investor or the tax laws of any country other than Belgium. In particular, this summary deals only with investors who will hold Newbelco ordinary shares as capital assets and does not address the tax treatment of investors who may be subject to special rules, such as financial institutions, insurance companies, collective investment undertakings, dealers in securities or currencies or persons who hold the shares as a position in a straddle, share-repurchase transaction, conversion transaction, a synthetic security or other integrated financial transaction. This summary does not address the local taxes that may be due in connection with an investment in the Newbelco ordinary shares, other than the additional local taxes which generally vary from 0% to 10% of the investor’s income tax liability in Belgium.

The information set out below does not constitute binding tax advice. Investors should consult their own advisers regarding the tax consequences of the Belgian Merger and an investment in the Newbelco ordinary shares in light of their particular situation, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

For the purposes of this summary, a Belgian resident is (i) an individual subject to Belgian personal income tax (that is, an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law), (ii) a company subject to Belgian corporate income tax (that is, a corporate entity that has its statutory seat, its main establishment, or its place of management in Belgium and is not exempt from corporate income tax), including an OFP subject to Belgian corporate income tax (that is, a qualifying pension fund incorporated under the form of an OFP), or (iii) a legal entity subject to Belgian income tax on legal entities (that is, a legal entity other than a company subject to Belgian corporate income tax, that has its statutory seat, its main establishment, or its place of management in Belgium). A Belgian non-resident is any person that is not a Belgian resident.

Tax Consequences of the Belgian Merger and Listings to Holders of AB InBev Ordinary Shares

The Belgian Merger should constitute for Belgian federal income tax purposes a tax neutral reorganization within the meaning of Article 211 Belgian Income Tax Code (“BITC”). A Belgian advance decision pursuant to Article 20 of the Law of 24 December 2002 is requested from the Belgian ruling commission in order to confirm the tax neutrality.

Acquisition of Newbelco ordinary shares by AB InBev shareholders

Belgian resident individuals

For Belgian resident individuals holding AB InBev ordinary shares as a private investment, any capital gain realized on the AB InBev ordinary shares upon the Belgian Merger should be exempt from Belgian capital gains tax pursuant to the capital gains tax exemption for transactions that fall within the normal management of a private estate pursuant to Article 90, 9° BITC, or pursuant to the roll-over relief provided for in Articles 95 and 96 BITC and Speculation Tax exemption (as defined below) pursuant to Article 96/1, 2º BITC. Capital losses realized on AB InBev ordinary shares upon the Belgian Merger are not tax deductible.

If the Belgian resident individual applies the roll-over relief provided for in Articles 95 and 96 BITC, the individual must add to his/her Belgian income tax returns following the year of the Belgian Merger, proof that the Newbelco ordinary shares received in exchange for the Belgian Merger are still part of his/her estate and have not been repaid in full or in part.

For Belgium resident individuals holding AB InBev ordinary shares for professional purposes, any capital gain realized on the AB InBev ordinary shares upon the Belgian Merger should be exempt from Belgian capital gains tax pursuant to the roll-over relief provided for in Article 45, §1, 1° BITC.

Belgian resident companies

In principle, any capital gain realized on AB InBev ordinary shares on the occasion of the Belgian Merger by an AB InBev shareholder that is a Belgian resident company should be exempt from Belgian capital gains tax pursuant to the roll-over relief provided for in Article 45, §1, 1° BITC. Any capital loss realized by such AB InBev shareholder on the occasion of the Belgian Merger is not tax deductible.

Belgian Organizations for Financing Pensions

In principle, any capital gain realized on AB InBev ordinary shares on the occasion of the Belgian Merger by an AB InBev shareholder that is a Belgian resident Organization for Financing Pensions within the meaning of Article 8 of the Belgian Act of 27 October 2006 (“OFP”) should be exempt from Belgian capital gains tax pursuant to Article 185 bis or the roll-over relief provided for in Article 45, §1, 1° BITC. Any capital loss realized by such AB InBev shareholder on the occasion of the Belgian Merger is not tax deductible.

Other Belgian legal entities

Any capital gain realized on the AB InBev ordinary shares on the occasion of the Belgian Merger by an AB InBev shareholder that is a Belgian legal entity should not be subject to Belgian capital gains tax pursuant to articles 221 to 223 BITC. Capital losses realized on the AB InBev ordinary shares on the occasion of the Belgian Merger is not tax deductible.

Belgian non-resident individuals and companies

Belgian non-resident AB InBev shareholders are, in principle, not subject to Belgian taxation on capital gains realized on the occasion of the Belgian Merger, unless their AB InBev ordinary shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian resident AB InBev shareholders.

Roll-over relief upon the Belgian Merger

The roll-over relief referred to in the preceding paragraphs pursuant to articles 95 and 96 and 45, §1, 1° BITC implies that in relation to the treatment pursuant to articles 44, §1, 2°; 90, first indent, 9° and 13°; 94; 95 and 192, §1, al.1 BITC of any capital gain or loss realized on the Newbelco ordinary shares acquired upon the Belgian Merger:

•	such capital gain or loss realized on the Newbelco ordinary shares should be determined taking into account the acquisition or investment value (increased by any taxed capital gains or reduced by recognized capital losses) of the AB InBev ordinary shares that were exchanged against Newbelco ordinary shares on the occasion of the Belgian Merger; and

•	the Newbelco ordinary shares should be considered to have been acquired on the date on which the exchanged AB InBev ordinary shares were acquired by the relevant AB InBev shareholder.

Cancellation of Newbelco Initial Shares held by AB InBev

The cancellation by Newbelco of the Initial Shares held by AB InBev pursuant to the Belgian Merger should qualify as a capital reduction that will be fully imputed on the fiscal paid-up capital of Newbelco and should not give rise to any Belgian taxation.

Listings of the Newbelco ordinary shares

The listings of the Newbelco ordinary shares should have no Belgian tax consequences. As a result of the listing of the Newbelco ordinary shares, the realization of capital gains on the Newbelco ordinary shares by shareholders that are individuals holding the Newbelco ordinary shares as a private investment may become subject to Speculation Tax as set out below in “—Tax Consequences to Holders of Newbelco Ordinary Shares—Capital Gains and Losses”.

Tax Consequences to Holders of Newbelco Ordinary Shares

Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to Newbelco ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of statutory capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent such repayment is imputed to fiscal capital. The fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up share premiums and the cash amounts subscribed to at the time of the issuance of profit sharing certificates.

Belgian dividend withholding tax of 27% is levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.

In the event of a repurchase of Newbelco ordinary shares, the repurchase distribution (after deduction of the part of the fiscal capital represented by the repurchased shares) will be treated as a dividend subject to Belgian withholding tax of 27%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be due if this repurchase is carried out on Euronext Brussels or another stock exchange and meets certain conditions.

In the event of liquidation of Newbelco, any amounts distributed in excess of the fiscal capital will in principle qualify as a dividend subject to the 27% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Belgian resident individuals

For Belgian resident individuals who acquire and hold Newbelco ordinary shares as a private investment, the Belgian dividend withholding tax is the final tax in Belgium on their dividend income. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to report them, dividends will be taxable at the lower of the generally applicable 27% tax rate on dividends and the progressive personal income tax rates applicable to the taxpayer’s overall declared income. If the beneficiary reports the dividends, the income tax due on such dividends is not increased by local surcharges. In addition, if the dividends are reported, the dividend withholding tax levied at source can, in both cases, be credited against the personal income tax due and is reimbursable to the extent it exceeds the personal income tax due, provided that the dividend distribution does not result in a reduction in value of or capital loss on Newbelco ordinary shares. The latter condition is not applicable if the individual proves that it has held the ordinary shares of Newbelco in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

For Belgian resident individual investors who acquire and hold Newbelco ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and are, in such an event, taxable at the investor’s personal income tax rate increased with local surcharges. Belgian withholding tax levied at source can be credited against the personal income tax due and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed; and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the investor can prove that he has held the full legal ownership of the shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge corporate income tax liability. The gross dividend income (including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 33.99% (including a 3% crisis surcharge), unless the reduced corporate income tax rates apply.

Belgian resident companies can generally (although subject to certain limitations) deduct up to 95% of the gross dividend received from their taxable income (the “Dividend Received Deduction”), provided that at the time of a dividend payment or attribution: (i) the Belgian resident company holds shares representing at least 10% of the share capital of Newbelco or a participation in Newbelco with an acquisition value of at least EUR 2,500,000; (ii) the Newbelco ordinary shares have been or will be held in full ownership for an uninterrupted period of at least one year; and (iii) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code (the “Article 203 ITC Taxation Condition”) are met (together the “conditions for the application of the Dividend Received Deduction regime”). Under certain circumstances the conditions referred to under (i) and (ii) do not need to be fulfilled in order for the Dividend Received Deduction to apply.

The conditions for the application of the Dividend Received Deduction depend on a factual analysis and the availability of this regime should thus be verified upon each dividend distribution.

The Belgian dividend withholding tax levied at source can be credited against the mainstream corporate income tax and is reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the Newbelco ordinary shares in full legal ownership at the time the dividends are paid or attributed and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the Newbelco ordinary shares. The latter condition is not applicable if: (i) the taxpayer can demonstrate that it has held the shares in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (ii) during that period, the shares never belonged to a taxpayer other than a Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the shares in a permanent establishment in Belgium.

Withholding tax

Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of Newbelco’s share capital and such minimum participation is or will be held for an uninterrupted period of at least one year.

In order to benefit from this exemption, the investor must provide Newbelco or its paying agent with a certificate confirming its qualifying status and the fact that it satisfies the two conditions set out above. If the investor holds a qualifying participation for less than one uninterrupted year, at the time the dividends are paid or attributed, Newbelco will levy the withholding tax but not transfer it to the Belgian Treasury provided the investor certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the qualifying participation for an uninterrupted period of at least one year. The investor must also inform Newbelco or its paying agent when the one year period expires or if its shareholding will drop below 10% of Newbelco’s share capital before the end of the one year holding period. Upon satisfying the one year shareholding requirement, the levied dividend withholding tax will be refunded to the investor.

Organizations for financing pensions

For OFPs, the dividend income is generally tax-exempt. Although there is no specific exemption from dividend withholding tax at source for dividends paid or attributed to OFPs, subject to certain limitations, the Belgian dividend withholding tax can be credited against an OFPs’ corporate income tax and is reimbursable to the extent it exceeds the corporate income tax due.

Other taxable legal entities

For taxpayers subject to Belgian income tax on legal entities, Belgian dividend withholding tax in principle fully discharges their income tax liability.

Belgian non-resident individuals and companies

Non-resident income tax

For non-resident individuals and companies, dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds Newbelco ordinary shares in connection with a business conducted in Belgium through a Belgian establishment.

If Newbelco ordinary shares are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which will be subject to the non-resident individual or corporate income tax. Any Belgian withholding tax levied at source can be credited against the non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the Newbelco ordinary shares in full legal ownership at the time the dividends are paid or attributed and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if (i) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian permanent establishment.

Non-resident companies that have invested their Newbelco ordinary shares in a Belgian establishment can deduct up to 95% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the conditions for the application of the Dividend Received Deduction regime are satisfied. See “—Belgian resident companies”. Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian dividend withholding tax relief for non-residents

No Belgian dividend withholding tax is due on dividends paid to a foreign pension fund which: (i) qualifies as a legal entity that does not have its registered office, its principal establishment or its seat of management in

Belgium; (ii) whose corporate purpose solely consists in the management and investment of funds collected in order to pay legal or complementary pensions; (iii) whose activity is restricted to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided it has no contractual obligation to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares, nor an obligation to pay a manufactured dividend with respect to the shares under a securities lending transaction, unless the ultimate beneficiary itself qualifies as a pension fund that can benefit from this exemption, or qualifies as a parent company that can benefit from an exemption from withholding tax. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to Newbelco or its paying agent.

Dividends distributed to non-resident parent companies established in a Member State of the EU or in a non-EU country with which Belgium has entered into a bilateral tax treaty that includes a qualifying exchange of information clause, are exempt from Belgian dividend withholding tax provided the Newbelco ordinary shares held by the non-resident parent company, upon payment or attribution of the dividends, amount to at least 10% of Newbelco’s share capital and such minimum participation is or will be held for an uninterrupted period of at least one year. A company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EC), as amended by Directive 2003/123/EC of 22 December 2003, or, for companies established in a non-EU country with which Belgium has entered into a qualifying bilateral tax treaty it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties entered into by such country; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from this exemption, the investor must provide Newbelco or its paying agent with a certificate confirming its qualifying status and the fact that it meets the three abovementioned conditions.

If the investor holds a qualifying participation for less than one year, at the time the dividends are paid or attributed, Newbelco will levy the withholding tax but not transfer it to the Belgian Treasury provided that the investor certifies its qualifying status, the date from which it has held such qualifying participation, and commits itself to hold the qualifying participation for an uninterrupted period of at least one year. The investor must also inform Newbelco or its paying agent when the one year holding period expires or if its shareholding will drop below 10% of Newbelco’s share capital before the end of the one year holding period. Upon satisfying the one year shareholding requirement, the levied dividend withholding tax will be refunded to the investor.

Council Directive 2015/121/EU of 27 January 2015 amending the EU Parent-Subsidiary Directive, states that Member States shall not grant the withholding tax exemption to an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the directive, are not genuine having regard to all relevant facts and circumstances. Belgium was obliged to bring into force the laws necessary to comply with this obligation by 31 December 2015. Belgium has not yet amended its domestic law, and it is thus uncertain how Belgian law will be amended to comply with this obligation.

A reduced Belgian withholding tax of 1.6995% applies to dividends paid or attributed to non-resident parent companies that hold a participation in Newbelco with an acquisition value of at least EUR 2,500,000 (but not reaching the 10% participation threshold under the EU Parent–Subsidiary Directive) and that are established in the EEA or in a country with which Belgium has entered into a double tax treaty, provided this double tax treaty or any other treaty with Belgium allows for the exchange of information necessary to execute the Belgian laws. This regime is also subject to the condition that (i) the parent company has a legal form as listed in the Annex I, Part A, to the Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by Directive 2014/86/EU of 8 July 2014 or, for companies established in a (non-EU) country, has a legal form considered similar to the ones listed in such annex; (ii) the participation is or will be held for at least one year without interruption; and (iii) the parent company cannot obtain a credit or a reimbursement for Belgian withholding tax.

In order to benefit from this reduced withholding tax, the investor must provide Newbelco or its paying agent with a certificate confirming that it fulfils the above mentioned conditions and indicating to which extent the withholding tax is in principle creditable or reimbursable on the basis of the law as applicable on 31 December of the year preceding the one during which the dividend is paid or attributed.

If there is no exemption applicable under Belgian domestic law, the Belgian dividend withholding tax is potentially subject to relief as may be available under applicable tax treaty provisions. Belgium has entered into bilateral tax treaties with over 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities.

Prospective holders should consult their own tax advisors as to whether they qualify for any reduction of Belgian dividend withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital gains and losses

Belgian resident individuals

In principle, Belgian resident individuals acquiring Newbelco ordinary shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the shares; capital losses are not tax deductible.

However, a ‘speculation tax’ of 33% applies to capital gains realized on Newbelco ordinary shares by Belgian resident individuals within six months from the date of acquisition of Newbelco ordinary shares held other than for professional purposes (the “Speculation Tax”).

The Speculation Tax applies to the disposal (including short sales) of Newbelco ordinary shares, profit certificates, warrants, call and put options and other derivatives over Newbelco ordinary shares.

Capital gains realized on Newbelco ordinary shares, options or warrants acquired in the framework of the professional activity of the Belgian resident individual and whereby the acquisition has been taxed as professional income fall outside the scope of Speculation Tax. This is also the case for capital gains that are realized on the occasion of so-called ‘mandatory transactions’ (e.g., squeeze-outs, mergers, splits or spin-offs). The Belgian Merger should qualify as a mandatory transaction pursuant to Article 96/1, 2º BITC. A Belgian advance decision pursuant to article 20 of the Law of 24 December 2002 is requested from the Belgian ruling commission in order to confirm the application of such exemption at the occasion of the Belgian Merger.

The ‘last in first out’ method is used to compute the six month period. The computation is made on a share per share basis with the same ISIN code. If the roll-over relief of Article 95 is applied on the exchange of shares of the Belgian Merger, the Newbelco shares are considered to have been acquired on the date on which the exchanged AB In Bev ordinary shares were acquired by the relevant AB InBev shareholder, for purposes of calculating the six month period of the Speculation Tax.

The taxable basis of Speculation Tax is equal to the difference between (i) the price received upon disposal of the Newbelco ordinary shares reduced by the Tax on Stock Exchange Transactions (as defined below) (if any) and (ii) the acquisition price of the Newbelco ordinary shares increased by the Tax on Stock Exchange

Transactions (if any). Capital losses are in principle not deductible. The only situation where capital losses are taken into account is where there is a realization – in a single transaction – of a number of Newbelco ordinary shares or other qualifying instruments with the same ISIN number but acquired via successive acquisitions (at different acquisition prices), within the last six months before the transaction. In such case, the capital gains will be set off by the capital losses and only the net amount (which cannot be less than zero) will be subject to Speculation Tax.

The Speculation Tax takes the form of a withholding tax levied at source by the intervening intermediary located in Belgium that fully discharges a Belgian resident individual from its liability for Speculation Tax. In case the withholding tax of 33% is not applied, the capital gain needs to be reported in the personal income tax return and is subject to personal income tax at a specific rate of 33%, not increased by local surcharges.

Capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. Capital losses are not tax deductible.

Capital gains realized by Belgian resident individuals on the disposal of the shares to a non-resident company (or body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the European Economic Area, are taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in Newbelco (i.e., a shareholding of more than 25% in Newbelco).

Gains realized by Belgian resident individuals upon the repurchase of Newbelco ordinary shares or upon the liquidation of Newbelco are generally taxable as a dividend. See “—Dividends—Belgian resident individuals”.

Belgian resident individuals who hold Newbelco ordinary shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the shares, except for shares held for more than five years, which are taxable at a flat rate of 16.5% (plus local surcharges). Capital losses on the shares incurred by Belgian resident individuals who hold the shares for professional purposes are in principle tax deductible.

Belgian resident companies

Belgian resident companies (other than small companies within the meaning of Article 15 of the Belgian Companies Code (“SMEs”)) are subject to Belgian capital gains taxation at a flat rate of 0.412% on gains realized upon the disposal of Newbelco ordinary shares provided that: (i) the Article 203 ITC Taxation Condition is satisfied; and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year. The 0.412% flat capital gains tax rate cannot be off-set by any tax assets (such as tax losses) or tax credits.

Belgian resident companies qualifying as SMEs are not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that (i) the Article 203 ITC Taxation Condition is satisfied; and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year.

If the one year minimum holding condition is not satisfied (but the Article 203 ITC Taxation Condition is) the capital gains realized upon the disposal of shares by a Belgian resident company (non-SME or SME) are taxable at a rate of 25.75%.

Capital losses on shares incurred by resident companies (both non-SMEs and SMEs) are not tax deductible.

Shares held in the trading portfolio (portefeuille commercial/handelsportefeuille) of qualifying credit institutions, investment firms and management companies of collective investment undertakings which are subject to the Royal Decree of 23 September 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (comptes annuels des établissements de crédit, des entreprises d’investissement et des sociétés de gestion d’organismes de placement/jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging) are subject to a different regime. The capital gains on such shares are taxable at the ordinary corporate income tax rate of 33.99% and the capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Capital gains realized by Belgian resident companies (both non-SMEs and SMEs and both ordinary Belgian resident companies and qualifying credit institutions, investment firms and management companies of collective investment undertakings) upon the repurchase of shares by Newbelco or upon the liquidation of Newbelco are, in principle, subject to the same taxation regime as dividends. See “—Dividends”.

Organizations for financing pensions

OFPs within the meaning of Article 8 of the Belgian Act of 27 October 2006 are, in principle, not subject to Belgian capital gains taxation realized upon the disposal of the shares, and capital losses are not tax deductible.

Other taxable legal entities

Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of shares.

Capital gains realized by Belgian resident legal entities upon the repurchase of shares or upon the liquidation of Newbelco are in principle taxed as dividends. See “—Dividends”.

Capital losses on Newbelco ordinary shares incurred by Belgian resident legal entities are not tax deductible.

Belgian non-resident individuals and companies

Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realized upon disposal of the shares, unless such shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian individuals (holding the shares for professional purposes) or Belgian companies.

Non-resident individuals who do not use the shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the Newbelco ordinary shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are beyond the normal management of one’s private estate. See “—Capital Gains and Losses—Belgian resident individuals”. Such non-resident individuals might therefore also be obliged to file a tax return and should consult their own tax adviser.

According to a strict reading of Article 228, §3 BITC, capital gains realized on the shares by Belgian non-residents are subject to tax in Belgium in the form of a payroll withholding tax if they are sold to a Belgian tax resident, provided that (i) the capital gains would have been taxable if the non-resident were a Belgian resident, and (ii) the capital gains are taxable in Belgium pursuant to the applicable income tax treaty, or, if no such treaty applies, the non-resident fails to submit proof that the capital gains are effectively taxed in its country of residence. The legislative history and the formal guidance of the Belgian tax authorities indicate that this provision should not be applicable to capital gains realized on shares. However, it is not to be excluded that a court would rule that this provision is applicable, based on a strict reading of it.

The Speculation Tax (see “—Capital Gains and Losses—Belgian resident individuals”) is also applicable to non-resident individuals with respect to capital gains realized in Belgium if a Belgian intermediate (i.e., broker or bank) is involved.

Capital gains realized by non-resident individuals or non-resident companies upon repurchase of the shares or upon liquidation of Newbelco will, in principle, be subject to the same taxation regime as dividends.

Tax on Stock Exchange Transactions

The purchase and the sale as well as any other acquisition or transfer for consideration of shares (secondary market) in Belgium through a professional intermediary is subject to the tax on stock exchange transactions (taxe sur les opérations de bourse / taks op de beursverrichtingen) of 0.27% of the purchase price, capped at EUR 800 per transaction and per party (the “Tax on Stock Exchange Transactions”). A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. Upon the issue of the Newbelco ordinary shares (primary market), no tax on stock exchange transactions is due.

No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Law of 2 August 2002; (ii) insurance companies described in Article 2, §1 of the Belgian Law of 9 July 1975; (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Law of 27 October 2006 concerning the supervision on institutions for occupational pension; (iv) collective investment institutions; and (v) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.

As stated in “Risk Factors Risks Related to Taxation”, on 14 February 2013 the EU Commission adopted the Draft Directive on a Financial Transaction Tax (such tax, the “FTT” and such draft directive, the “FTT Draft Directive”). The FTT Draft Directive currently stipulates that once the FTT enters into effect, the participating Member States shall not maintain or introduce any taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the Tax on Stock Exchange Transactions should thus be abolished once the FTT enters into effect. The FTT Draft Directive is still subject to negotiation between the participating Member States and may, therefore, be further amended at any time.

DELISTING AND DEREGISTRATION OF AB INBEV ORDINARY SHARES AND AB INBEV ADSs

As part of the Transaction, the listing and admission to trading of AB InBev ordinary shares on Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange will be canceled, and AB InBev American Depositary Shares will be delisted from the NYSE and deregistered under the Exchange Act.

INFORMATION ABOUT THE COMPANIES

Newbelco

Newbelco was formed for the purposes of effecting the Transaction and becoming the holding company of the Combined Group following the completion of the Transaction.

To date, Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Transaction and certain other activities in connection with the Transaction.

Newbelco was incorporated on 3 March 2016 under the laws of Belgium. As of the date of this prospectus, SABMiller owns (through its wholly-owned subsidiary, SABMiller International B.V.) 6,149,999 shares of Newbelco, with Phidias Management S.A., a company appointed to provide various corporate services and a wholly-owned subsidiary of Intertrust SA/NV, holding the remaining 1 share. Newbelco is expected to be renamed prior to the completion of the Transaction described herein and will cancel all of the shares held by its incorporators in connection with the UK Scheme, as described below. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at 97, Rue Royale, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0649.641.563.

AB InBev

The AB InBev Group is the world’s largest brewer by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven group, the AB InBev Group produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. The AB InBev Group also produces and distributes soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries.

AB InBev is a publicly traded company, listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. AB InBev ADSs representing rights to receive AB InBev ordinary shares are listed and trade on the NYSE under the symbol BUD.

AB InBev was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. The AB InBev Group’s global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11).

SABMiller

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group NPR, EBITA, as defined, and beverage volumes for the year ended 31 March 2015 were USD 26,288 million, USD 6,367 million and 323.9 million hl, respectively. As at

31 March 2015, the SABMiller Group’s total assets were USD 44,911 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 69,000 people in more than 80 countries.

SABMiller is a FTSE-20 company in terms of market capitalization and SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalization growing from USD 5,421 million as at 31 December 2000 to approximately USD 99,168 million as at 31 March 2016.

SABMiller was incorporated as a public limited company in England and Wales under the UK Companies Act 1985 on 17 March 1998. Its registered office is located at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS and its registered number is 03528416. Its telephone number is +44 (0) 1483 264000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SABMILLER

The following is a review of SABMiller’s financial condition and results of operations as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 and as at 30 September 2015 and for the six months ended 30 September 2015 and 2014, and of the key factors that have affected or are expected to be likely to affect its ongoing and future operations. You should read the following discussion and analysis in conjunction with SABMiller’s consolidated financial statements and the accompanying notes included in this prospectus.

On 11 November 2015, AB InBev announced an agreement under which Molson Coors will purchase the whole of the SABMiller Group’s interest in MillerCoors, as well as the Miller brand portfolio outside of the U.S.A. The MillerCoors divestiture is conditional upon the completion of the Transaction.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. The parties have commenced the relevant employee information and consultation processes applicable to a potential sale of these brands and businesses. Asahi’s offer, if accepted by AB InBev, is conditional on the completion of the Transaction and the European Commission’s approval of Asahi as a purchaser of the Peroni, Grolsch and Meantime brand families and related businesses.

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

The discussion of SABMiller’s financial condition and results of operations below reflects SABMiller’s business as of the date of this prospectus and does not reflect the transactions referred to above.

In addition, some of the information contained in this discussion, including information with respect to the SABMiller Group’s plans and strategies for its business and its expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Risk Factors” for a discussion of certain factors that may affect the SABMiller Group’s business, financial condition and results of operations as part of the Combined Group.

See “Note on Presentation—Presentation of SABMiller Financial Information” for further information on SABMiller’s presentation of financial information.

Key Factors Affecting Results of Operations

SABMiller considers the factors set forth below to be key factors influencing the results of its operations.

Economic Conditions

Beer consumption in many of the countries in which the SABMiller Group operates is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale prices for the SABMiller Group’s products.

Beer consumption also increases or decreases in accordance with changes in disposable income. Currently, disposable income is low in many of the countries in which the SABMiller Group operates relative to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in income taxes, the cost of living or other factors would be likely to have an adverse effect on the demand for beer in those countries.

A central element of the SABMiller Group’s strategy for achieving sustained profitable volume growth is its ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

Foreign Currency Exchange Rate and Interest Rate Fluctuation

The majority of the SABMiller Group’s business is transacted in euro, South African rand, U.S. dollars, Colombian pesos, Australian dollars, pounds sterling and other local currencies. The functional and presentation currency of SABMiller is the U.S. dollar, although dividends are also payable in sterling and rand. In each country of operation, the SABMiller Group generates revenue and incurs costs primarily in local currency. Consequently, fluctuations in exchange rates between the U.S. dollar and local currencies have an impact on the SABMiller Group’s results.

The SABMiller Group seeks to manage foreign exchange rate and interest rate exposure within a framework of policies including hedging and funding activity. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk” for further detail on the SABMiller Group’s approach to hedging foreign currency risk. This activity includes the use of derivative financial instruments, including forward foreign currency contracts, cross currency swaps and interest rate swaps. These expose the SABMiller Group to movements in foreign exchange and interest rates and the accounting for them results in volatility in its net assets caused by marking to market these derivative contracts at each balance sheet date.

General Competitive Factors, Consumer Preferences and Product Mix

Globally, brewers compete mainly on the basis of brand image, price, customer service, distribution networks and, particularly in developed markets, quality. While globally the beer industry is not highly concentrated, in many of the countries in which the SABMiller Group has operations, including the United States of America, two or three brewers account for a very large proportion of the market and smaller local brewers make up the balance. Consolidation has significantly increased the capital base and geographic reach of the SABMiller Group’s competitors in certain of the markets in which they operate, which has led to increasing competition. Competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

In addition to competition among brewers, the SABMiller Group competes against alternative beverages on the basis of factors over which it has little or no control and which may result in fluctuations in demand for its products. Such factors include variation and perceptions in health consciousness, changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages and changes in consumer preferences for beverages. Consumer tastes and behaviors are constantly evolving, and at an increasingly rapid rate. Competition in the beverage industry is intensifying and the industry is becoming more complex and sophisticated. Competition with brewers and producers of alternative beverages in its various markets could cause the SABMiller Group to reduce pricing, increase capital, marketing and other expenditure or lose market share, any of which could affect the results of its operations.

The results of the SABMiller Group’s operations are also substantially affected by its ability to build on its strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for its existing brands, as well as its ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to the SABMiller Group’s efforts to maintain and increase market share and benefit from high margins. See “The Business of SABMiller” for further information regarding the SABMiller Group’s brands.

Weather and Seasonality

Demand for the SABMiller Group’s products may be affected by adverse weather conditions. Demand is affected by seasonal consumption cycles, whereby the SABMiller Group experiences the strongest demand for its products during the summer months in each of the regions in which it operates. Adverse weather conditions, especially in the summer months, such as unseasonably cool or wet weather can affect sales volumes and revenue.

Raw Material and Transport Prices

The supply and price of raw materials used to produce the SABMiller Group’s products can be affected by a number of factors beyond its control, including the level of crop production around the world, export demand, government regulations and legislation affecting agriculture, adverse weather conditions, currency fluctuations, economic factors affecting growth decisions, various plant diseases and pests. The SABMiller Group cannot predict future availability or prices of the products and materials required for its products. The markets in the relevant commodities may experience price increases or suffer from disruptions in supply. The foregoing may affect the price and availability of ingredients that the SABMiller Group uses to produce its products as well as the cans, bottles and kegs in which the SABMiller Group’s products are packaged. In particular, in recent years, the SABMiller Group has experienced periods of significant increases in the market prices of malt, barley and hops. Prices of oil and other energy products also affect transport costs, as well as input costs for glass and aluminum. The impact of rising prices on the SABMiller Group’s profitability has been tempered by savings achieved through its global procurement program, through supply contracts for future requirements and an active hedging program, combined with programs to support the development of local farming in certain of the countries in which the SABMiller Group operates. However, such measures may not provide complete protection over the longer term.

As further discussed under “—Quantitative and Qualitative Disclosures About Market Risk—Price risk”, the SABMiller Group manages commodity price risk within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts. See “The Business of SABMiller” for further details regarding the SABMiller Group’s arrangements for sourcing of raw and packaging materials.

Governmental Regulations and Excise Taxes

The SABMiller Group’s business is highly regulated by the European Union and other national and local government entities and, in the case of MillerCoors LLC, is subject to extensive regulation in the United States by federal, state and quasi-governmental authorities. These regulations govern many parts of the SABMiller Group’s operations, including brewing, bottling, branding, marketing and advertising, transportation, distributor relationships and sales. Other regulations governing taxation, environmental impact and labor relations also affect the SABMiller Group’s operations. Changes in any of the relevant regulations could adversely restrict or otherwise affect its business and/or result in material costs or liabilities in connection with its compliance with the regulatory requirements. Please refer to “The Business of SABMiller” for a fuller description of the key laws and regulations to which the SABMiller Group’s operations are subject.

The level of regulation to which the business of the SABMiller Group is subject can be affected by changes in the public perception of beer consumption. Governmental bodies may respond to any public criticism by implementing further regulatory restrictions on opening hours, drinking ages or advertising, by varying, revoking or suspending the licenses, permits or approvals under which the SABMiller Group operates or by imposing minimum unit pricing requirements on alcohol retailers. Such steps could adversely affect the sale and consumption of beer and therefore the SABMiller Group’s business.

Various legislative authorities in the countries in which the SABMiller Group operates consider proposals from time to time to impose additional excise and other taxes or fees on the production and sale of alcoholic beverages, including beer. Changes in such duties applicable to the SABMiller Group’s products affect the prices at which they are sold. Increases in the levels of fees, excise and other taxes (either on an absolute basis or relative to the levels applicable to other alcoholic beverages) could have an adverse impact on sales volumes. In addition, there is no assurance that the operations of the SABMiller Group’s breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities. Changes in corporate income tax rates or regulations on repatriation of dividends and capital could also adversely affect the SABMiller Group’s cash flow and its ability to distribute earnings.

Distribution Arrangements

The SABMiller Group depends on effective distribution networks to deliver its products to its customers. Generally, the SABMiller Group distributes its products through (i) own distribution, in which it delivers to points of sale directly and (ii) third-party distribution, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while the SABMiller Group retains the sales function through an agency framework. The SABMiller Group uses different distribution models in the markets in which it operates, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third-party distribution will have the following effects on the SABMiller Group’s results of operations:

•	Revenue. Revenue per hectoliter derived from sales through own distribution tends to be higher than revenue derived from sales through third parties. In general, under own distribution, the SABMiller Group receive a higher price for its products since it is selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•	Distribution costs. Using its own distribution, the SABMiller Group sells its products to the point of sale and incurs additional freight costs in transporting those products between its plants and such points of sale. Such costs are included in selling, marketing and distribution costs under IFRS. In most of its own distribution, the SABMiller Group uses third-party transporters and incurs costs to pay these transporters, which are also included in selling, marketing and distribution costs under IFRS. With third-party distribution, distribution costs are generally limited to expenses incurred in delivering products to relevant wholesalers or independent distributors; and

•	Employee costs. Under fully third-party distribution models, the salesperson is generally an employee of the distributor, while under own distribution and indirect agency models, the salesperson is generally an employee of the SABMiller Group. To the extent that the SABMiller Group delivers its products to points of sale through direct or indirect agency distribution, it will incur additional employee costs (which may offset to a certain extent increased revenue gained as a result of own distribution).

In addition, in certain countries, the SABMiller Group enters into exclusive importer arrangements and depends on its counterparties to these arrangements to market and distribute its products to points of sale. To the extent that the SABMiller Group relies on counterparties to distribution agreements to distribute its products in particular countries or regions, the results of its operations in those countries and regions will, in turn, be substantially dependent on those counterparties’ own distribution networks operating effectively.

SABMiller’s Ability to Influence its Strategic Partnerships.

A proportion of the SABMiller Group’s global portfolio consists of strategic partnerships in new or developing markets such as China, Turkey, the Commonwealth of Independent States, and a number of countries in Africa. There are challenges in influencing these diverse cultures to ensure that the SABMiller Group integrates these business interests successfully into its wider global portfolio. In addition, the SABMiller Group has a partnership in the United States, where decision making is shared equally. There can be challenges in ensuring that decisions are taken in such partnerships which promote the strategic and business objectives of the SABMiller Group.

Delivering Business Transformation

The SABMiller Group is executing a major cost and efficiency programme designed to simplify its business processes, reduce costs and allow local management teams to focus more closely on their own markets. If the SABMiller Group fails for any reason to successfully complete the delivery of this programme as planned or to derive the expected benefits from the programme, there is a risk of increased programme costs, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

Acquisition of Carlton & United Breweries (“CUB”)

A key aspect of the SABMiller Group’s acquisition of Carlton & United Breweries in 2012 was the delivery of a turnaround plan with specific and communicated financial value creation. If the SABMiller Group were to fail to deliver the planned integration objectives and commercial and operational excellence targets communicated as part of the turnaround plan, or to achieve the projected synergy and cost-saving commitments, lower growth rates, profitability and asset values could have resulted. The integration programme was completed during year ended 31 March 2015 and delivered both savings and capability build ahead of expectations, with cumulative annualized synergies of approximately AUD 210 million by the end of that financial year. Damage could have been caused to the SABMiller Group’s reputation for strong commercial capability and for making value creating acquisitions if targets had not been achieved. For further detail regarding CUB, see “The Business of SABMiller—Overview by business segment—Asia Pacific—Australia”.

Acquisitions and Divestitures

In August 2014, the SABMiller Group completed the sale of its investment in Tsogo Sun Holdings Ltd (“Tsogo Sun”), its hotels and gaming associate listed on the Johannesburg Stock Exchange, through an institutional placing and share buyback. SABMiller received net proceeds of USD 971 million and realized a post-tax profit of USD 239 million.

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a UK modern craft brewer.

In addition, during the periods under review, the SABMiller Group has made a number of small acquisitions and disposals, none of which had a material effect on the SABMiller Group’s results of operations.

Significant Accounting Policies

The SEC has defined a significant accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results.

For a summary of all of SABMiller’s significant accounting policies, see note 1 to its audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 and note 1 to its unaudited condensed consolidated financial statements as at 30 September 2015 and for the six-month periods ended 30 September 2015 and 2014 included in this prospectus.

Although each of SABMiller’s significant accounting policies reflects judgments, assessments or estimates, SABMiller management believes that the following accounting policies reflect the areas of most significant judgment and estimation for the SABMiller Group due to their greater complexity and/or their particular susceptibility to the exercise of judgement: impairment reviews; taxation; pension and post-retirement benefits; property, plant and equipment; business combinations and exceptional items. These specific choices of policy, assumptions or accounting estimates to be followed could materially affect the reported results or net position of the SABMiller Group should it later be determined that a different choice be more appropriate.

Impairment Reviews

The SABMiller Group has made acquisitions that have included a significant amount of goodwill. As at 30 September 2015, the SABMiller Group’s total goodwill amounted to USD 13,721 million.

SABMiller tests its goodwill for impairment at least annually or whenever events and circumstances indicate that this is necessary. Impairment reviews are based on future cash flows discounted using the weighted average cost of capital for the relevant country with terminal values calculated applying a long-term growth rate. The future cash flows, which are based on business forecasts, the long-term growth rates and the discount rates used in SABMiller’s impairment reviews are dependent on SABMiller management estimates and judgments. SABMiller uses both value in use and fair value less costs of disposal calculations to determine recoverable amounts for its cash generating units. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse impact on the results and net position of the SABMiller Group.

The key judgments, estimates and assumptions used in SABMiller’s impairment reviews are as follows:

•	Future Cash Flows and Compound Annual Growth Rate: Future cash flows are based on financial forecasts approved by SABMiller management for each cash-generating unit covering five-year periods. These forecasts are dependent on SABMiller management’s expected volume compound annual growth rates, which have been determined based on past experience and planned initiatives, with reference to external sources in respect of macro-economic assumptions. Expected growth rates over the five-year forecast period are generally higher than the long-term average growth rates for the economies in which the SABMiller Group’s cash generating units operate, as a steady state is not necessarily expected to be reached in this period. The cash flow forecasts used in fair value less costs of disposal calculations are based on SABMiller management’s best estimates of expected volume compound annual growth rates and incorporate cash flows associated with enhancing the asset’s performance, such as capital expenditures, where appropriate in order to determine the fair value less costs of disposal from a market participant’s perspective. The expected volume five-year compound annual growth rate for goodwill impairment testing conducted for the year ended 31 March 2015 ranged between 2.7% and 4.5% for cash generating units in Latin America, between 2.4% and 9.7% for cash generating units in Africa, between (0.1)% and 10.0% for cash generating units in Asia Pacific, between (0.4)% and 2.4% for cash generating units in Europe and was 17.0% for cash generating units in the SABMiller Group’s international business in North America.

•

Discount Rate: the discount rate is the weighted average cost of capital calculated using a methodology which reflects returns from the 20-year U.S. Treasury note, an equity risk premium adjusted for specific industry and country risks and inflation differentials. The SABMiller Group applies local post-tax discount rates to local post-tax cash flows. For a value in use calculation, where a potential impairment is identified on a post-tax basis, the impairment review is reperformed on a pre-tax basis. The post-tax discount rate for goodwill impairment testing conducted for the year ended 31 March

2015 ranged between 7.6% and 14.0% for cash generating units in Latin America, between 11.8% and 17.6% for cash generating units in Africa, between 7.4% and 11.8% for cash generating units in Asia Pacific, between 6.5% and 9.3% for cash generating units in Europe and was 6.8% for cash generating units in the SABMiller Group’s international business in North America.

•	Long-Term Growth Rate: Cash flows after the first five-year period are extrapolated using a long-term growth rate in order to calculate the terminal recoverable amount. The long-term growth rate is estimated using historical trends and expected future trends in inflation rates, based on external data. The long-term growth rate for goodwill impairment testing conducted for the year ended 31 March 2015 ranged between 2.1% and 5.1% for cash generating units in Latin America, between 5.5% and 9.5% for cash generating units in Africa, between 2.8% and 5.7% for cash generating units in Asia Pacific, between 1.4% and 2.8% for cash generating units in Europe and was 2.1% for cash generating units in the SABMiller Group’s international business in North America.

For additional information on goodwill, intangible assets and impairments, see notes 10 and 11 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015.

Taxation

The SABMiller Group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax, as the tax treatment is often by its nature complex and cannot be finally determined until a formal resolution has been reached with the relevant tax authority, which may take several years to conclude. Amounts provided are accrued based on management’s interpretation of country-specific tax laws and the likelihood of settlement. Actual liabilities could differ from the amount provided which could have a consequent adverse impact on the results and net position of the SABMiller Group.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or directly in equity, respectively. Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The SABMiller Group’s liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, on a non-discounted basis, using the liability method in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill (in the case of deferred tax liabilities) or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit. Deferred tax liabilities are recognized where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognized in full on temporary differences arising from investment in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the SABMiller Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is expected that sufficient existing taxable temporary differences will reverse in the future or there will be sufficient taxable profit available against which the temporary differences (including carried forward tax losses) can be utilized.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date.

Pension and Post-Retirement Benefits

The SABMiller Group operates a number of pension plans throughout the world. These plans have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit plans. The majority of the plans are funded and the plans’ assets are held independently of the SABMiller Group’s finances. The assets of the plans do not include any of the SABMiller Group’s own financial instruments nor any property occupied by or other assets used by it.

The SABMiller Group also provides medical benefits, which are mainly unfunded, for retired employees and their dependents in South Africa, the Netherlands and Latin America.

The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions are recognized in full and are charged or credited to equity in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

Defined Contribution Plans

Contributions to these plans are recognized as an expense as the costs become payable. The contributions are recognized as an employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined Benefit Plans

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in full and are charged or credited to equity in other comprehensive income in the period in which they arise. The current service cost, the net interest cost, any past service costs and the effect of any curtailments and settlements are recognized in operating costs in the income statement.

The calculations of these obligations and charges are based on assumptions determined by SABMiller management, which include discount rates, salary and pension inflation, healthcare cost inflation and mortality rates. For further information on how changes in these assumptions could change the amounts recognized see the sensitivity analysis within note 30 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015.

Property, Plant and Equipment

The determination of the useful economic life and the residual values of property, plant and equipment is subject to SABMiller management estimation. The SABMiller Group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances and any changes that could affect prospective depreciation charges and asset carrying values.

The SABMiller Group reports property, plant and equipment at cost net of accumulated depreciation and any impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the assets.

Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with that specific asset will flow to the SABMiller Group and the cost can be measured reliably.

Assets in the course of construction are carried at cost less any impairment loss. When the assets are ready for their intended use, they are transferred into the appropriate category and depreciation commences on the same basis as on other property, plant and equipment. Assets held under finance leases are capitalized as property, plant and equipment. Finance lease assets are initially recognized at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over the lower of the lease term or their useful lives.

Returnable containers in circulation are recorded within property, plant and equipment at cost net of accumulated depreciation less any impairment loss. Depreciation of returnable bottles and containers is recorded to write the containers off over the course of their economic life. This is typically undertaken in a two-stage process:

•	The excess over deposit value is written down over a period of one to 10 years.

•	Provisions are made against the deposit values for breakages and losses in trade together with a design obsolescence provision held to write off the deposit value over the expected container design period, which is a period of no more than 14 years from the inception of a container design. This period is shortened where appropriate by reference to market dynamics and the ability of the entity to use containers for different brands.
No depreciation is provided on freehold land or assets in the course of construction. In respect of all other property, depreciation is provided on a straight-line basis at rates calculated to write off the cost, less the estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings	20 – 50 years
Leasehold buildings	Shorter of the lease term or 50 years
Plant, vehicles and systems	2 – 30 years
Returnable containers (non-returnable containers are recorded as inventory)	1 – 14 years
Assets held under finance leases	Lower of the lease term or life of the asset

When setting useful economic lives, the principal factors the SABMiller Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

Business Combinations

The SABMiller Group applies the acquisition method of accounting to account for acquisition of businesses. The identifiable net assets (including intangibles) are incorporated into the SABMiller Group’s financial statements on the basis of their fair value from the effective date of control of those assets and the results of subsidiary undertakings acquired during the financial year are included in the SABMiller Group’s results from that date.

On the acquisition of a company or business, a determination of the fair value of the assets acquired and liabilities assumed, and the useful life of intangible assets and property, plant and equipment acquired is performed, which requires the application of SABMiller management judgement. Future events could cause the assumptions used by the SABMiller Group to change, which could have a significant impact on the results and net position of the SABMiller Group.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles) and liabilities acquired. Fair values of the assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, either using market rates or risk-free rates and risk-adjusted expected future cash flows. The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the SABMiller Group’s estimate of the fair value of any deferred compensation payable. On an acquisition-by-acquisition basis, the SABMiller Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Where the business combination is achieved in stages and results in a change in control, the acquisition date fair value of the SABMiller Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Goodwill arising on consolidation represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition.

Exceptional Items

Exceptional items are expense or income items recorded in a period which have been determined by SABMiller management as being material by their size or incidence and are presented separately within the SABMiller Group’s results. The determination of which items are disclosed as exceptional items requires a degree of judgement and will affect the presentation of measures including EBITA, as defined, and adjusted earnings per share. For details relating to exceptional items reported during the year ended 31 March 2015, see note 4 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015. For details relating to exceptional items reported during the six months ended 30 September 2015, see note 3 to SABMiller’s unaudited condensed consolidated financial statements as at 30 September 2015 and for the six-month periods ended 30 September 2015 and 2014

Segmental Reporting

SABMiller’s operating segments reflect the management structure of the SABMiller Group and the way performance is evaluated and resources are allocated based on SABMiller Group NPR and EBITA, as defined, by the SABMiller Group’s executive directors, its chief operating decision makers. See “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures” for SABMiller’s definition of SABMiller Group NPR and EBITA, as defined.

On 30 September 2015, SABMiller’s six segments were: Latin America, Africa, Asia Pacific, Europe, North America and Corporate.

The SABMiller Group is focused geographically and, while not meeting the definition of a reportable segment, the SABMiller Group reports Corporate separately as a segment, as it believes this provides useful additional information. Prior to 31 March 2015, the SABMiller Group also reported separately as a segment its South Africa: Hotels and Gaming operations; however, following the disposal of its investment in Tsogo Sun, the holding company for the SABMiller Group’s hotels and gaming operations, in August 2014, the SABMiller Group discontinued reporting of this segment effective 31 March 2015.

The financial performance of each business segment, including its sales volume and revenue, is measured based on the SABMiller Group’s product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere. With the exception of South Africa: Hotels and Gaming (which has been disposed of as described above), all reportable segments derive their revenue from the sale of beverages. Throughout the world, the SABMiller Group is primarily active in the beer business. However, the SABMiller Group also has other beverage activities (primarily consisting of soft drinks) in all its reportable segments. Beverage volumes comprise sales of brands that it owns or licenses and sales of third-party brands that the SABMiller Group brews and markets as a sub-contractor. Revenue is derived from a large number of customers, which are internationally dispersed, with no customer being individually material.

For the year ended 31 March 2015, Latin America accounted for 22.0% of SABMiller Group NPR, Africa accounted for 28.4%, Asia Pacific for 14.7%, Europe for 16.7%, North America for 17.8% and South Africa: Hotels and Gaming for 0.4%.

Results of Operations

The six months ended 30 September 2015 compared with the six months ended 30 September 2014

	Six months ended 30 September
	2015	2014
	(unaudited)
	(in USD millions)
Revenue	9,990	11,366
Net operating expenses	(8,162)	(8,999)

Operating profit	1,828	2,367
Operating profit before exceptional items	1,813	2,082
Exceptional items	15	285
Net finance costs	(238)	(331)
Finance costs	(371)	(531)
Finance income	133	200
Share of post-tax results of associates and joint ventures	737	791

Profit before taxation	2,327	2,827
Taxation	(570)	(730)

Profit for the year	1,757	2,097

Profit attributable to non-controlling interests	117	123
Profit attributable to owners of the parent	1,640	1,974

	1,757	2,097

Revenue

Revenue (which excludes the SABMiller Group’s share of associates’ and joint ventures’ revenue) was USD 9,990 million for the six months ended 30 September 2015, representing a decrease of 12% from USD 11,366 million from the six months ended 30 September 2014 due to continued depreciation of key operating currencies against the U.S. dollar.

SABMiller Group NPR

The following table sets forth changes in SABMiller Group NPR for the six months ended 30 September 2015 as compared with the six months ended 30 September 2014, as well as a reconciliation of SABMiller Group NPR to revenue for those periods. SABMiller Group NPR is a non-GAAP measure, most directly comparable to revenue as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting SABMiller Group NPR is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Six months ended 30 September
	2015	2014
	(unaudited)
	(in USD millions)
Revenue	9,990	11,366
Share of associates’ and joint ventures’ revenue	6,071	6,501
Excise duties and other similar taxes	(2,505)	(2,899)
Share of associates’ and joint ventures’ excise duties and other similar taxes	(870)	(966)

SABMiller Group NPR	12,686	14,002

SABMiller Group NPR was USD 12,686 million for the six months ended 30 September 2015, representing a decrease of 9% from USD 14,002 million for the six months ended 30 September 2014. The results of the SABMiller Group for the six months ended 30 September 2015 reflect the performance of its business after currency translation effects and the effect of certain acquisitions and disposals:

•	SABMiller Group NPR for the six months ended 30 September 2015 reflects an unfavorable currency translation impact of USD 1,820 million, mainly arising from currency translation effects in Latin America, Africa and Europe.

•	The disposal of its Tsogo Sun business in South Africa, partly offset by the acquisition of the Meantime business in Europe, negatively impacted SABMiller Group NPR by USD 108 million for the six months ended 30 September 2015 compared with the six months ended 30 September 2014.

Excluding currency translation effects and the effect of the acquisition and disposal activity, SABMiller Group NPR grew by 4% in the six months ended 30 September 2015 compared with the six months ended 30 September 2014 due to the SABMiller Group’s affordability strategy in the African and Latin American markets, which involves more affordable lager being sold to low income consumers, helping to grow beer’s share of total alcohol, while volumes of the SABMiller Group’s premium lagers also grew.

Net operating expenses

Net operating expenses were USD 8,162 million for the six months ended 30 September 2015, representing a decrease of 9% from USD 8,999 million for the six months ended 30 September 2014. Net operating expenses included USD 15 million of net exceptional credits for the six months ended 30 September 2015 compared with USD 285 million of net exceptional credits in the six months ended 30 September 2014. Excluding these exceptional items, net operating expenses decreased by 12% for the six months ended 30 September 2015 compared with the six months ended 30 September 2014 as a result of the translational effect of currency depreciation, cost saving initiatives and operational efficiencies.

Operating profit

Operating profit was USD 1,828 million for the six months ended 30 September 2015, representing a decrease of 23% from USD 2,367 million for the six months ended 30 September 2014. Operating profit included USD 15 million of net exceptional credits for the six months ended 30 September 2015 compared with USD 285 million of net exceptional credits in the six months ended 30 September 2014. Operating profit before exceptional items was USD 1,813 million for the six months ended 30 September 2015, representing a decrease of 13% from USD 2,082 million for the six months ended 30 September 2014. Operating profit before exceptional items decreased as a result of the currency translation impact.

Exceptional items

Operating profit included USD 15 million of net exceptional credits for the six months ended 30 September 2015, more than offset by USD 23 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges resulting in net exceptional charges of USD 8 million before finance costs and tax.

The USD 8 million of net exceptional charges in the six months ended 30 September 2015 also included a USD 14 million charge related to the SABMiller Group’s cost and efficiency programme (as described under “The Business of SABMiller—Business Capability Programme and Cost and Efficiency Programme”) and a charge of USD 23 million for the SABMiller Group’s share of MillerCoors’ restructuring costs relating to the closure of the Eden brewery, which were partially offset by a credit of USD 29 million related to integration and restructuring in Asia Pacific following the Foster’s and Pacific Beverages acquisitions.

The net exceptional credit of USD 285 million reported in operating profit in the six months ended 30 September 2014 included a USD 388 million gain, after associated costs, on the disposal of the SABMiller Group’s investment in Tsogo Sun. This credit was partially offset by a USD 39 million charge related to SABMiller’s cost and efficiency programme and a USD 64 million charge related to integration and restructuring in Asia Pacific following the Foster’s and Pacific Beverages acquisitions. There were no exceptional charges relating to SABMiller Group’s share of associates and joint ventures for the six months ended 30 September 2014.

EBITA, as defined

The following table sets forth changes in the SABMiller Group’s EBITA, as defined, for the six months ended 30 September 2015 as compared with the six months ended 30 September 2014, as well as a reconciliation of EBITA, as defined, to operating profit for those periods. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. EBITA, as defined, is a non-GAAP measure, most directly comparable to operating profit as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting EBITA, as defined, is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Six months ended 30 September
	2015	2014
	(unaudited)
	(in USD millions)
Operating profit	1,828	2,367
Exceptional items	(15)	(285)

Operating profit before exceptional items	1,813	2,082
Share of associates’ and joint ventures’ operating profit before exceptional items	928	969
Amortization of intangible assets (excluding computer software)	144	175
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	35	51

EBITA, as defined	2,920	3,277

EBITA, as defined, was USD 2,920 million for the six months ended 30 September 2015, representing a decrease of 11% from USD 3,277 million for the six months ended 30 September 2014, primarily as a result of the depreciation of key currencies and the disposal of the SABMiller Group’s investment in Tsogo Sun:

•	EBITA, as defined, for the six months ended 30 September 2015 reflects an unfavorable currency translation impact of USD 497 million, mainly arising from currency translation effects in Latin America, Africa and Europe.

•	The disposal of its Tsogo Sun business in South Africa, partly offset by the acquisition of the Meantime business in Europe, negatively impacted EBITA, as defined, by USD 31 million for the six months ended 30 September 2015 compared with the six months ended 30 September 2014.

Excluding currency translation effects and the effect of the acquisition and disposal activity, EBITA, as defined, increased by 5% for the six months ended 30 September 2015, primarily as a result of increased volumes, favorable brand mix and selective price increases.

Net finance costs

Net finance costs were USD 238 million for the six months ended 30 September 2015, representing a decrease of 28% from USD 331 million for the six months ended 30 September 2014, primarily as a result of the reduction in net debt in the prior year.

Finance costs

Finance costs were USD 371 million for the six months ended 30 September 2015, representing a decrease of 30% from USD 531 million for the six months ended 30 September 2014. Finance costs decreased principally as a result of the reduction in net debt.

Finance income

Finance income was USD 133 million for the six months ended 30 September 2015, representing a decrease of 34% from USD 200 million for the six months ended 30 September 2014. Finance income decreased principally as a result of the maturity of a number of swaps linked to bonds.

Share of post-tax results of associates and joint ventures

Share of post-tax results of associates and joint ventures was USD 737 million for the six months ended 30 September 2015, representing a decrease of 7% from USD 791 million for the six months ended 30 September 2014. Share of post-tax results of associates and joint ventures decreased principally as a result of currency translation effects and weaker performance in certain of the SABMiller Group’s associates.

Profit before taxation

Profit before taxation was USD 2,327 million for the six months ended 30 September 2015, representing a decrease of 18% from USD 2,827 million for the six months ended 30 September 2014. Profit before taxation included net exceptional charges of USD 8 million for the six months ended 30 September 2015 compared with net exceptional credits of USD 285 million for the six months ended 30 September 2014. Excluding these exceptional items, profit before taxation decreased by 8% for the six months ended 30 September 2015 primarily as a result of the adverse translational effect of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, together with cost savings, operational efficiencies and lower finance costs.

Taxation

Taxation was USD 570 million for the six months ended 30 September 2015, representing a decrease of 22% from USD 730 million for the six months ended 30 September 2014. The effective tax rate, before the amortization of intangible assets (excluding computer software) and exceptional items, of 26.5%, an increase from 26.0% for the six months ended 30 September 2014. The higher tax rate was primarily due to tax reforms in Latin America, the relative level of tax audit settlements and the deferred tax impact of legislative changes.

Profit for the period

As a result of the foregoing, profit was USD 1,757 million for the six months ended 30 September 2015, representing a decrease of 16% from USD 2,097 million for the six months ended 30 September 2014.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was USD 117 million for the six months ended 30 September 2015, representing a decrease of 5% from USD 123 million for the six months ended 30 September 2014. Profit attributable to non-controlling interests decreased principally as a result of the translational effect of currency depreciation.

Profit attributable to owners of the parent

Profit attributable to owners of the parent was USD 1,640 million for the six months ended 30 September 2015, representing a decrease of 17% from USD 1,974 million for the six months ended 30 September 2014 primarily as a result of the adverse impact of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

The year ended 31 March 2015 compared with the year ended 31 March 2014

	Year ended 31 March
	2015	2014
	(in USD millions)
Revenue	22,130	22,311
Net operating expenses	(17,746)	(18,069)

Operating profit	4,384	4,242
Operating profit before exceptional items	4,459	4,439
Exceptional items	(75)	(197)
Net finance costs	(637)	(645)
Finance costs	(1,047)	(1,055)
Finance income	410	410
Share of post-tax results of associates and joint ventures	1,083	1,226

Profit before taxation	4,830	4,823
Taxation	(1,273)	(1,173)

Profit for the year	3,557	3,650

Profit attributable to non-controlling interests	258	269
Profit attributable to owners of the parent	3,299	3,381

	3,557	3,650

Revenue

Revenue (which excludes the SABMiller Group’s share of associates’ and joint ventures’ revenue) was USD 22,130 million for the year ended 31 March 2015, representing a decrease of 1% from USD 22,311 million for the year ended 31 March 2014, with the decrease primarily in Europe and Australia, as a result of soft trading and the impact of currency weakness on translated results, partly offset by good revenue growth in Africa.

SABMiller Group NPR

The following table sets forth changes in SABMiller Group NPR, for the year ended 31 March 2015 as compared with the year ended 31 March 2014, as well as a reconciliation of SABMiller Group NPR to revenue for those periods. SABMiller Group NPR is a non-GAAP measure, most directly comparable to revenue as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting SABMiller Group NPR is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2015	2014
	(in USD millions)
Revenue	22,130	22,311
Share of associates’ and joint ventures’ revenue	11,428	11,773
Excise duties and other similar taxes	(5,596)	(5,607)
Share of associates’ and joint ventures’ excise duties and other similar taxes	(1,674)	(1,758)

SABMiller Group NPR	26,288	26,719

SABMiller Group NPR was USD 26,288 million for the year ended 31 March 2015, representing a decrease of 2% from USD 26,719 million for the year ended 31 March 2014. The results of the SABMiller Group for the year ended 31 March 2015 reflect the performance of its business after currency translation effects and the impact of certain acquisitions and disposals:

•	SABMiller Group NPR for the year ended 31 March 2015 also reflects an unfavorable currency translation impact of USD 1,417 million, mainly arising from currency translation effects in Latin America, Africa and Europe.

•	The disposal of its Tsogo Sun business in South Africa in August 2014, as well as certain other acquisitions and disposals, negatively impacted SABMiller Group NPR by USD 231 million for the year ended 31 March 2015.

Excluding currency translation effects and the effect of the acquisition and disposal activity, SABMiller Group NPR grew by 5% in the year ended 31 March 2015 compared with the year ended 31 March 2014, driven by the SABMiller Group’s developing market operations in Africa and Latin America, with growth also in Europe and Asia Pacific, through a combination of improved mix, particularly brand mix, selective pricing and volume growth.

Net operating expenses

Net operating expenses were USD 17,746 million for the year ended 31 March 2015, representing a decrease of 2% from USD 18,069 million for the year ended 31 March 2014. Net operating expenses included USD 75 million of net exceptional charges for the year ended 31 March 2015 compared with USD 197 million of net exceptional charges in the previous year. Excluding these exceptional items, net operating expenses decreased by 1% for the year ended 31 March 2015 compared with the previous year as a result of the impact of currency depreciation and cost efficiencies, partly offset by higher costs due to growth in the underlying business.

Within net operating expenses, cost of inventories recognized as an expense of USD 4,552 million for the year ended 31 March 2015 decreased by 3% from USD 4,711 million in the year ended 31 March 2014; excise duties and other similar taxes of USD 5,596 million in the year ended 31 March 2015 were broadly in line with the USD 5,607 million in the year ended 31 March 2014; employee costs of USD 2,483 million in the year ended 31 March 2015 were also in line with the USD 2,491 million in the year ended 31 March 2014; and selling, marketing and distribution costs of USD 2,428 million for the year ended 31 March 2015 decreased by 2% from USD 2,468 million in the year ended 31 March 2014.

Operating profit

Operating profit was USD 4,384 million for the year ended 31 March 2015, representing an increase of 3% from USD 4,242 million for the year ended 31 March 2014. Operating profit included USD 75 million of net exceptional charges for the year ended 31 March 2015 compared with USD 197 million of net exceptional charges in the previous year. Operating profit before exceptional items was USD 4,459 million for the year ended 31 March 2015, in line with USD 4,439 million for the year ended 31 March 2014. Operating profit before exceptional items increased principally as a result of a positive sales mix, selective price increases and cost efficiencies.

Exceptional items

Net exceptional charges of USD 138 million before finance costs and tax for the year ended 31 March 2015 resulted from USD 75 million of net exceptional charges included in operating profit and USD 63 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges. This compared with net exceptional charges of USD 202 million before finance costs and tax for the year ended 31 March 2014, resulting from USD 197 million of net exceptional charges included in operating profit and USD 5 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges.

The net exceptional charges of USD 75 million included in operating profit in the year ended 31 March 2015 included a USD 313 million charge in respect of the impairment of the SABMiller Group’s business in India, a USD 69 million charge related to the SABMiller Group’s cost and efficiency programme (as described above under “The Business of SABMiller—Business and Capability Programme and Cost and Efficiency Programme”) and a USD 139 million charge related to the final year of the integration programme and restructuring costs in Asia Pacific related to the Foster’s and Pacific Beverages acquisition, partially offset by a credit of USD 401 million, after associated costs, on the disposal of the SABMiller Group’s investment in the Tsogo Sun hotels and gaming business and a USD 45 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations in Africa in 2012.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2015 included an impairment of USD 63 million relating to the impairment of goodwill and intangible assets in Anadolu Efes’ Russian and Ukrainian businesses.

The net exceptional charges of USD 197 million included in operating profit in the year ended 31 March 2014 included a USD 133 million charge related to the SABMiller Group’s business capability programme launched in 2009, which included a new global procurement programme and the establishment of a regional manufacturing operation in Europe; a USD 103 million charge related to integration and restructuring costs in Asia Pacific and a USD 33 million charge related to Broad-Based Black Economic Empowerment initiatives in South Africa. These charges were partially offset by a USD 47 million credit on the disposal of the SABMiller Group’s milk and juice business in Latin America and a USD 25 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations as described above.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2014 comprised a USD 5 million charge relating to a restructuring associated with the SABMiller Group’s business capability programme in its MillerCoors joint venture in North America.

EBITA, as defined

The following table sets forth changes in the SABMiller Group’s EBITA, as defined, for the year ended 31 March 2015 as compared with the year ended 31 March 2014, as well as a reconciliation of EBITA, as defined, to operating profit for those periods. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. EBITA, as defined, is a non-GAAP measure, most directly comparable to operating profit as presented in the SABMiller Group’s financial statements. For reasons why the SABMiller Group believes presenting EBITA, as defined, is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2015	2014
	(in USD millions)
Operating profit	4,384	4,242
Exceptional items	75	197

Operating profit before exceptional items	4,459	4,439
Share of associates’ and joint ventures’ operating profit before exceptional items	1,485	1,585
Amortization of intangible assets (excluding computer software)	335	361
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	88	75

EBITA, as defined	6,367	6,460

EBITA, as defined, was USD 6,367 million for the year ended 31 March 2015, representing a decrease of 1% from USD 6,460 million for the year ended 31 March 2014, primarily as a result of the depreciation of key currencies and the disposal of the SABMiller Group’s investment in Tsogo Sun:

•	EBITA, as defined, for the year ended 31 March 2015 reflects an unfavorable currency translation impact of USD 372 million, mainly arising from currency translation effects in Latin America and Africa.

•	The disposal of its Tsogo Sun business in South Africa, as well as certain other acquisitions and disposals, negatively impacted EBITA, as defined, by USD 89 million for the year ended 31 March 2015 compared with the year ended 31 March 2014.

Excluding currency translation effects and the effect of the acquisition and disposal activity, EBITA, as defined, increased by 6% for the year ended 31 March 2015, primarily as a result of increased volumes, selective price increases, favorable brand mix and cost efficiencies.

Net finance costs

Net finance costs were USD 637 million for the year ended 31 March 2015, representing a decrease of 1% from USD 645 million for the year ended 31 March 2014, primarily as a result of the reduction in net debt over the course of the year, including the repayment of some higher interest rate bonds, partially offset by foreign exchange losses.

Finance costs for the year also included net exceptional finance costs of USD 15 million, including a charge of USD 48 million as a result of SABMiller exercising its issuer call option to redeem in full its USD 850 million 6.5% notes due 2016, partially offset by a gain of USD 33 million on the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Finance costs

Finance costs were USD 1,047 million for the year ended 31 March 2015, representing a decrease of 1% from USD 1,055 million for the year ended 31 March 2014. Finance costs decreased principally as a result of the reduction in net debt, partially offset by foreign exchange losses and early redemption costs relating to the redemption of SABMiller’s 6.5% notes due 2016 as described above.

Finance income

Finance income was USD 410 million for the year ended 31 March 2015, unchanged from the year ended 31 March 2014 and included a USD 33 million exceptional gain on the recycling of foreign currency translation reserves following the repayment of an intercompany loan. Fair value gains on derivatives were broadly offset by a reduction in interest received on derivatives.

Share of post-tax results of associates and joint ventures

Share of post-tax results of associates and joint ventures was USD 1,083 million for the year ended 31 March 2015, representing a decrease of 12% from USD 1,226 million for the year ended 31 March 2014. Share of post-tax results of associates and joint ventures decreased principally as a result of adverse currency movements, the sale of the Tsogo Sun business in August 2014 and weaker performance in Europe due to the SABMiller Group’s associate Anadolu Efes’ declining profits as a result of geopolitical uncertainty in Ukraine, a decline in the Russian beer market and an economic slowdown in Turkey, together with an impairment of its Russian and Ukrainian businesses.

Profit before taxation

Profit before taxation was USD 4,830 million for the year ended 31 March 2015, essentially level with USD 4,823 million for the year ended 31 March 2014. Profit before taxation included net exceptional charges of USD 153 million for the year ended 31 March 2015 compared with net exceptional charges of USD 202 million for the year ended 31 March 2014. Excluding these exceptional items, profit before taxation decreased by 1% for the year ended 31 March 2015 primarily as a result of the adverse impact of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

Taxation

Taxation was USD 1,273 million for the year ended 31 March 2015, representing an increase of 9% from USD 1,173 million for the year ended 31 March 2014. The effective tax rate, before the amortization of intangible assets (excluding computer software) and exceptional items, of 26.0% was unchanged from the year ended 31 March 2014.

Profit for the period

As a result of the foregoing, profit was USD 3,557 million for the year ended 31 March 2015, representing a decrease of 3% from USD 3,650 million for the year ended 31 March 2014.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was USD 258 million for the year ended 31 March 2015, representing a decrease of 4% from USD 269 million for the year ended 31 March 2014. Profit attributable to non-controlling interests decreased principally as a result of the adverse impact of currency depreciation.

Profit attributable to owners of the parent

Profit attributable to owners of the parent was USD 3,299 million for the year ended 31 March 2015, representing a decrease of 2% from USD 3,381 million for the year ended 31 March 2014 primarily as a result of the adverse impact of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

The year ended 31 March 2014 compared with the year ended 31 March 2013

	Year ended 31 March
	2014	2013
	(in USD millions)
Revenue	22,311	23,213
Net operating expenses	(18,069)	(19,021)

Operating profit	4,242	4,192
Operating profit before exceptional items	4,439	4,392
Exceptional items	(197)	(200)
Net finance costs	(645)	(726)
Finance costs	(1,055)	(1,186)
Finance income	410	460
Share of post-tax results of associates and joint ventures	1,226	1,213

Profit before taxation	4,823	4,679
Taxation	(1,173)	(1,192)

Profit for the year	3,650	3,487

Profit attributable to non-controlling interests	269	237
Profit attributable to owners of the parent	3,381	3,250

	3,650	3,487

Revenue

Revenue (which excludes the SABMiller Group’s share of associates’ and joint ventures’ revenue) was USD 22,311 million for the year ended 31 March 2014, representing a decrease of 4% from USD 23,213 million for the year ended 31 March 2013, primarily due to the adverse impact of foreign currency movements.

SABMiller Group NPR

The following table sets forth changes in SABMiller Group NPR for the year ended 31 March 2014 as compared with the year ended 31 March 2013, as well as a reconciliation of SABMiller Group NPR to revenue for those periods. SABMiller Group NPR is a non-GAAP measure, most directly comparable to revenue as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting SABMiller Group NPR is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2014	2013
	(in USD millions)
Revenue	22,311	23,213
Share of associates’ and joint ventures’ revenue	11,773	11,274
Excise duties and other similar taxes	(5,607)	(5,828)
Share of associates’ and joint ventures’ excise duties and other similar taxes	(1,758)	(1,727)

SABMiller Group NPR	26,719	26,932

SABMiller Group NPR was USD 26,719 million for the year ended 31 March 2014, representing a decrease of 1% from USD 26,932 million for the year ended 31 March 2013. The results of the SABMiller Group for the year ended 31 March 2014 reflect the performance of its business after currency translation effects and the impact of certain acquisitions and disposals:

•	SABMiller Group NPR for the year ended 31 March 2014 reflects an unfavorable currency translation impact of USD 1,395 million, mainly due to the weakening of the South African rand, the Colombian peso, the Peruvian nuevo sol and the Australian dollar, partly offset by the appreciation of European currencies.

•	Acquisitions and disposals had a net positive impact of USD 266 million on SABMiller Group NPR for the year ended 31 March 2014, primarily as a result of the full consolidation of Coca-Cola Icecek into the results of SABMiller’s associate, Anadolu Efes.

Excluding currency translation effects and the effect of the acquisition and disposal activity, SABMiller Group NPR grew by 3% in the year ended 31 March 2014 compared with the year ended 31 March 2013, driven by the developing market operations in Latin America, Africa and Asia Pacific, through the combination of volume growth, selective pricing and improved brand mix.

Net operating expenses

Net operating expenses were USD 18,069 million for the year ended 31 March 2014, representing a decrease of 5% from USD 19,021 million for the year ended 31 March 2013, principally as a result of the impact of currency depreciation and cost efficiencies. Net operating expenses included USD 197 million of exceptional charges for the year ended 31 March 2014, in line with USD 200 million of exceptional charges in the previous year.

Within net operating expenses, cost of inventories recognized as an expense were USD 4,711 million for the year ended 31 March 2014 representing a decrease of 7% on the USD 5,043 million in the year ended 31 March 2013; excise duties and other similar taxes were USD 5,607 million in the year ended 31 March 2014 representing a decrease of 4% compared with the USD 5,828 million for the year ended 31 March 2013; employee costs were USD 2,491 million in the year ended 31 March 2014 representing a decrease of 8% compared with the USD 2,704 million in the year ended 31 March 2013; and selling, marketing and distribution costs were USD 2,468 million in the year ended 31 March 2014, a decrease of 4% on the USD 2,582 million in the year ended 31 March 2013.

Operating profit

Operating profit was USD 4,242 million for the year ended 31 March 2014, representing an increase of 1% from USD 4,192 million for the year ended 31 March 2013. Operating profit included USD 197 million of net exceptional charges for the year ended 31 March 2014, compared with USD 200 million of net exceptional charges in the previous year. Operating profit before exceptional items was USD 4,439 million for the year ended 31 March 2014, representing an increase of 1% from USD 4,392 million for the year ended 31 March 2013. Operating profit before exceptional items increased primarily as a result of increased volumes, selective price increases, positive sales mix and cost efficiencies, partly offset by the impact of currency depreciation.

Exceptional items

Net exceptional charges of USD 202 million before finance costs and tax for the year ended 31 March 2014 resulted from USD 197 million of net exceptional charges included in operating profit and USD 5 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges. This compared with net exceptional charges of USD 203 million before finance costs and tax for the year ended 31 March 2013, resulting from USD 200 million of net exceptional charges included in operating profit and USD 3 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges.

The net exceptional charges of USD 197 million in the year ended 31 March 2014 included a USD 133 million charge related to the SABMiller Group’s business capability programme launched in 2009, which included a new global procurement programme and the establishment of a regional manufacturing operation in Europe; a USD 103 million charge related to integration and restructuring costs in Asia Pacific, a USD 13 million charge related to the SABMiller Group’s Zenzele Scheme in South Africa and a USD 20 million charge from the dilution of the SABMiller Group’s investment in its associate, Distell Group Ltd, as a result of the exercise of share options issued as part of Distell Group Ltd’s Broad-Based Black Economic Empowerment scheme. These charges were partially offset by a USD 47 million credit on the disposal of the SABMiller Group’s milk and juice business in Latin America and a USD 25 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations in Africa in 2012.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2014 comprised a USD 5 million charge relating to a restructuring associated with the SABMiller Group’s business capability programme in its MillerCoors joint venture in North America.

The net exceptional charges of USD 200 million in the year ended 31 March 2013 included a USD 141 million charge related to business capability programme costs; a charge of USD 91 million in respect of integration and restructuring costs in Asia Pacific and Africa; a charge of USD 30 million in respect of the impairment of the SABMiller Group’s business in Vietnam in Asia Pacific; and a charge of USD 17 million in respect of the Zenzele Scheme in South Africa, partially offset by a credit of USD 79 million related to additional profit on the prior year disposal of the SABMiller Group’s Angolan operations in Africa.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2013 included an impairment of USD 3 million in Angola in Africa.

EBITA, as defined

The following table sets forth changes in the SABMiller Group’s EBITA, as defined, for the year ended 31 March 2014 as compared with the year ended 31 March 2013, as well as a reconciliation of EBITA, as defined, to operating profit for those periods. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. EBITA, as defined, is a non-GAAP measure, most directly comparable to operating profit as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting EBITA, as defined, is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2014	2013
	(in USD millions)
Operating profit	4,242	4,192
Exceptional items	197	200

Operating profit before exceptional items	4,439	4,392
Share of associates’ and joint ventures’ operating profit before exceptional items	1,585	1,511
Amortization of intangible assets (excluding computer software)	361	394
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	75	89

EBITA, as defined	6,460	6,386

EBITA, as defined, was USD 6,460 million for the year ended 31 March 2014, which represented a 1% increase from USD 6,386 million for the year ended 31 March 2013. The results of the SABMiller Group for the year ended 31 March 2014 reflect the performance of its business after currency translation effects and the impact of certain acquisitions and disposals it undertook in the years ended 31 March 2014:

•	EBITA, as defined, for the year ended 31 March 2014 reflects an unfavorable currency translation impact of USD 396 million, mainly due to the weakening of the South African rand, the Colombian peso, the Peruvian nuevo sol and the Australian dollar, partly offset by the appreciation of European currencies.

•	Acquisitions and disposals had a net positive impact of USD 17 million on EBITA, as defined, for the year ended 31 March 2014, primarily as a result of the full consolidation of Coca-Cola Icecek into the results of SABMiller’s associate, Anadolu Efes.

Excluding currency translation effects and the effect of the acquisition and disposal activity, EBITA, as defined, for the year ended 31 March 2014 increased by 7% compared with the year ended 31 March 2013.

Net finance costs

Net finance costs were USD 645 million for the year ended 31 March 2014, representing a decrease of 11% from USD 726 million for the year ended 31 March 2013, primarily as a result of the reduction in net debt cover over the course of the financial year, including the repayment of some higher interest rate bonds that matured during the year ended 31 March 2014.

Finance costs

Finance costs were USD 1,055 million for the year ended 31 March 2014, representing a decrease of 11% from USD 1,186 million for the year ended 31 March 2013. Finance costs decreased primarily as a result of the reduction in gross debt over the course of the financial year, including the repayment of some higher interest rate bonds that matured during the year ended 31 March 2014.

Finance income

Finance income was USD 410 million for the year ended 31 March 2014, representing a decrease of 11% from USD 460 million for the year ended 31 March 2013. Finance income decreased principally as a result of the net movement in the fair value of financial instruments being a net fair value loss in the year ended 31 March 2014 and accounted for in finance costs as opposed to a net fair value gain in the year ended 31 March 2013.

Share of post-tax results of associates and joint ventures

Share of post-tax results of associates and joint ventures was USD 1,226 million for the year ended 31 March 2014, representing an increase of 1% from USD 1,213 million for the year ended 31 March 2013. Share of post-tax results of associates and joint ventures increased principally as a result of improved profits from the SABMiller Group’s joint venture MillerCoors through improved SABMiller Group NPR per hl and reduced fixed costs more than offsetting lower volumes and input cost inflation.

Profit before taxation

Profit before taxation was USD 4,823 million for the year ended 31 March 2014, representing an increase of 3% from USD 4,679 million for the year ended 31 March 2013. Profit before taxation included a net exceptional charge of USD 202 million for the year ended 31 March 2014 compared with a net exceptional charge of USD 203 million in the previous year. Excluding these exceptional items, profit before taxation increased by 3% for the year ended 31 March 2014 as a result of increased volumes, selective price increases and positive sales mix, cost efficiencies and lower finance costs, partly offset by the impact of currency depreciation.

Taxation

Taxation was USD 1,173 million for the year ended 31 March 2014, representing a decrease of 2% from USD 1,192 million for the year ended 31 March 2013. The effective tax rate, before the amortization of intangible assets (other than computer software) and exceptional items, was 26.0%, compared with 27.0% for the year ended 31 March 2013, principally as a result of beneficial foreign exchange deductions on refinancing, the resolution of various uncertain tax positions and a positive geographic mix of profits from across the SABMiller Group.

Profit for the year

As a result of the foregoing, profit was USD 3,650 million for the year ended 31 March 2014, representing an increase of 5% from USD 3,487 million for the year ended 31 March 2013.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was USD 269 million for the year ended 31 March 2014, representing an increase of 14% from USD 237 million for the year ended 31 March 2013. Profit attributable to non-controlling interests increased principally as a result of improved profitability in Africa.

Profit attributable to owners of the parent

Profit attributable to owners of the parent was USD 3,381 million for the year ended 31 March 2014, representing an increase of 4% from USD 3,250 million for the year ended 31 March 2013. Profit attributable to owners of the parent increased principally as a result of increased volumes, selective price increases and positive sales mix, cost efficiencies and lower finance costs, partly offset by the impact of currency depreciation.

Segmental analysis

The following table shows revenue, SABMiller Group NPR and EBITA, as defined, for: (i) Latin America, (ii) Africa, (iii) Asia Pacific, (iv) Europe, (v) North America and (vi) South Africa: Hotels and Gaming and for the years ended 31 March 2015, 2014 and 2013 and for the six months ended 30 September 2015 and 2014, each in accordance with IFRS.

	Six months ended 30 September		Year ended 31 March
	2015	2014	2015	2014	2013
	(unaudited)
	(in USD millions)
SABMiller Group NPR
Latin America	2,564	2,874	5,768	5,745	5,802
Africa	3,300	3,592	7,462	7,421	7,765
Asia Pacific	2,065	2,154	3,867	3,944	4,005
Europe	2,227	2,713	4,398	4,574	4,300
North America	2,530	2,553	4,682	4,665	4,656
South Africa: Hotels and Gaming	—	116	111	370	404

SABMiller Group NPR	12,686	14,002	26,288	26,719	26,932
Share of associates’ and joint ventures’ revenue	(6,071)	(6,501)	(11,428)	(11,773)	(11,274)
Excise duties and other similar taxes	2,505	2,899	5,596	5,607	5,828
Share of associates’ and joint ventures’ excise duties and other similar taxes	870	966	1,674	1,758	1,727

Revenue	9,990	11,366	22,130	22,311	23,213

EBITA, as defined
Latin America	872	1,036	2,224	2,192	2,112
Africa	758	818	1,907	1,954	1,957
Asia Pacific	423	450	768	845	854
Europe	404	502	700	703	784
North America	514	515	858	804	747
Corporate	(51)	(77)	(122)	(161)	(202)
South Africa: Hotels and Gaming	—	33	32	123	134

EBITA, as defined	2,920	3,277	6,367	6,460	6,386
Share of associates’ and joint ventures’ operating profit before exceptional items	(928)	(969)	(1,485)	(1,585)	(1,511)
Amortization of intangible assets (excluding computer software)	(144)	(175)	(335)	(361)	(394)
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	(35)	(51)	(88)	(75)	(89)

Operating profit before exceptional items	1,813	2,082	4,459	4,439	4,392
Exceptional items	15	285	(75)	(197)	(200)

Operating profit	1,828	2,367	4,384	4,242	4,192

Latin America

The SABMiller Group’s brewing and beverage operations cover seven countries across South and Central America: Argentina, Colombia, Ecuador, El Salvador, Honduras, Panama and Peru. It is the largest brewer by market share in each of those countries except Argentina. SABMiller also bottles Coca-Cola products in El Salvador and Honduras and PepsiCo and Schweppes products in Panama. See “The Business of SABMiller—Overview by business segment—Latin America”.

Discussion of results of operations for Latin America for the two six-month periods ended 30 September 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for Latin America was USD 2,564 million for the six months ended 30 September 2015, representing a decrease of 11% from USD 2,874 million in the six months ended 30 September 2014, primarily as a result of unfavorable currency translation effects of USD 532 million. Excluding these effects, SABMiller Group NPR grew 8% in the six months ended 30 September 2015 compared with the six months ended 30 September 2014, driven by strong beverage volume growth, together with selective price increases and favorable brand mix.

Lager and soft drinks volumes were 21.9 million hl and 10.5 million hl, respectively, for the six months ended 30 September 2015, representing an increase of 5% and 7%, respectively, compared with the six months ended 30 September 2014. Lager volume growth accelerated, based on the SABMiller Group’s strategy to target a broader range of consumption occasions by expanding its brand and pack portfolios, including recent launches of low alcohol offerings. The SABMiller Group’s affordability initiatives in Central America in particular outperformed expectations. The increase in soft drinks volumes was driven primarily by the continuing growth of sparkling soft drinks and water in Central America, together with the success of the SABMiller Group’s non-alcoholic malt brands in Colombia and Peru, reflecting the success of new bulk packs.

In Colombia, excluding the currency translation effects discussed above, SABMiller Group NPR grew by 10%, with beverage volumes up 9%. Strong lager volume growth of 9% was underpinned by price restraint and the continued momentum of the SABMiller Group’s above mainstream brands, Aguila Light and the recently launched alcohol-free Aguila Cero, together with its mainstream brand Poker. Volume growth also reflected a softer comparative in the first quarter given the trading restrictions in the prior year in connection with the presidential election and the FIFA World Cup. Premium portfolio volumes grew by over 20%, with Miller Lite and the SABMiller Group’s local premium brand, Club Colombia, leading this strong performance. Soft drinks volume growth of 7% was driven by the SABMiller Group’s non-alcoholic malt brand Pony Malta and the 1 liter PET bulk pack introduced in the prior year.

In Peru, excluding the currency translation effects discussed above, SABMiller Group NPR grew by 8%, based on beverage volume growth of 4%, selective price increases and positive mix. Consumers continued to trade up from mainstream brands with strong growth in the SABMiller Group’s above mainstream brand, Pilsen Callao, notwithstanding the price increase, and its local premium brand, Cusqueña. The SABMiller Group increased its share of the beer market by 120 basis points (“bps”), supported by its continued expansion of direct store distribution. It also achieved rapid growth, albeit off a low base, in its global brands as it continues to expand its reach. Soft drinks volumes were up 15% with growth in the SABMiller Group’s sparkling soft drink brand, Guarana, San Mateo water, and its non-alcoholic malt brand, Maltin Power.

EBITA, as defined

EBITA, as defined, in Latin America declined by 16% to USD 872 million for the six months ended 30 September 2015 from USD 1,036 million for the six months ended 30 September 2014 primarily as a result of currency translation effects, but also as a result of the adverse impact of weaker currencies on input costs, increased investment behind the SABMiller Group’s brands, excise-driven price increases and an 18-day strike in Panama, partially offset by increased volumes across the region discussed above. Excluding negative currency translation effects of USD 216 million, EBITA, as defined, grew 5% for the six months ended 30 September 2015 compared with the six months ended 30 September 2014.

Discussion of results of operations for Latin America for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for Latin America was USD 5,768 million for the year ended 31 March 2015, essentially in line with the year ended 31 March 2014. However, excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted SABMiller Group NPR by USD 348 million and USD 9 million, respectively, SABMiller Group NPR in Latin America grew by 7% for the year ended 31 March 2015. SABMiller Group NPR increased principally as a result of favorable lager pricing, growth in the premium and above mainstream categories and strong soft drinks volume growth.

Lager and soft drinks volumes were 44.2 million hl and 19.9 million hl, respectively, for the year ended 31 March 2015, representing an increase of 1% and 7%, respectively, compared with the prior year, for the reasons discussed below.

In Colombia, excluding the currency translation effects discussed above, SABMiller Group NPR growth of 6% reflected total volume growth of 2%, selective price increases and premiumization, buoyed by strong non-alcoholic malt volume growth. Lager volumes were in line with the previous year, although the SABMiller Group’s share of the alcoholic beverages market increased by 180 bps. The SABMiller Group’s above mainstream brand Aguila Light and bulk packs continued to grow, together with strong performance in its premium brands, Club Colombia and Miller Lite, offsetting a decline in its mainstream brands, Aguila and Poker. The SABMiller Group’s premium category growth was underpinned by a new proprietary bottle for Club Colombia, differentiated seasonal offerings and increased reach. Trading, generally, was negatively impacted by dry laws during the presidential elections and the FIFA World Cup. Soft drinks volumes benefited from double-digit growth, driven by the success of the SABMiller Group’s non-alcoholic malt brand Pony Malta and the PET bulk pack offering.

In Peru, excluding the currency translation effects discussed above, SABMiller Group NPR grew by 5%, driven by total volume growth of 4%. Lager volumes increased by 2%, with the SABMiller Group’s above mainstream brand Pilsen Callao achieving double-digit growth, as consumers continue to trade up from mainstream, more than offsetting a decline in its premium Cusqueña brand. The SABMiller Group’s international premium brand offerings continued to expand their reach with double-digit volume growth. Its share of lager market volumes continued to improve, increasing by 60 basis points, underpinned by strong trade execution during the summer and the World Cup soccer activities, which overcame the effect of adverse weather conditions and social disruption from activities against illegal mining in the country. Soft drinks volumes were up by 13% with growth coming from Guarana, San Mateo and the SABMiller Group’s non-alcoholic malt brand Maltin Power, all boosted by pack innovations.

EBITA, as defined

EBITA, as defined, for Latin America increased by 1% to USD 2,224 million for the year ended 31 March 2015 from USD 2,192 million for the year ended 31 March 2014, driven by strong soft drinks volume growth and a reduction in real unit production costs, notwithstanding currency pressure on imported raw materials, and fixed cost productivity. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted EBITA, as defined, by USD 132 million and USD 2 million, respectively, EBITA, as defined, grew 8% for the year ended 31 March 2015.

Discussion of results of operations for Latin America for the two years ended 31 March 2014 and 2013

SABMiller Group NPR

SABMiller Group NPR for its operations in Latin America was USD 5,745 million for the year ended 31 March 2014, a decrease of 1% from USD 5,802 million for the year ended 31 March 2013. SABMiller Group NPR was principally impacted by the depreciation of key currencies against the U.S. dollar and the disposal of the SABMiller Group’s milk and juice business in Panama. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted SABMiller Group NPR by USD 305 million and USD 45 million, respectively, SABMiller Group NPR in Latin America grew by 5% for the year ended 31 March 2014.

Lager and soft drinks volumes were 43.6 million hl and 18.5 million hl respectively for the year ended 31 March 2014, representing an increase of 1% in lager volumes from the previous year, and an increase of 4% in soft drinks volumes from the previous year, which was partially attributable to the success of bulk pack offerings in Colombia, Honduras and El Salvador, where the SABMiller Group offered more affordable lager to low income consumers. In addition, the SABMiller Group’s light beer portfolio saw significant growth in key consumption occasions, driving trading up and improving its brand mix.

In Colombia, lager volumes grew by 2% despite difficult trading conditions, with social unrest and strikes during the second quarter, as well as restrictions on retailer trading hours, the national “zero tolerance” drink and drive legislation enforcement, and dry days. This favorable lager volume performance was underpinned by the expansion of the SABMiller Group’s bulk packs, improved distribution reach, and strong point of sale execution. Growth was driven by the SABMiller Group’s mainstream Poker brand and trading up in its Aguila franchise to Aguila Light, while its local brand Club Colombia, with its recently introduced new proprietary packaging, and the international Miller range performed well in the premium category. Selective price increases also assisted the SABMiller Group’s top line performance. The SABMiller Group’s non-alcoholic malt brand, Pony Malta, performed well in a very competitive category, assisted by the launch of a new multi-serve pack, resulting in soft drinks growth of 3% for the year.

In Peru, domestic lager volumes were marginally ahead of the prior year despite an excise-driven price increase in May 2013 and a continuing shift in expenditure patterns, most notably to the communication and transport sectors. However, lager volumes returned to growth in the fourth quarter. The SABMiller Group’s lager portfolio, which includes the newly introduced Backus Ice, continued to benefit from the upper mainstream brand Pilsen Callao and its strong performance in the large Lima market, offsetting lower volumes of the Cristal and Cusqueña brands. While beer’s share of the alcoholic beverages market declined owing to the excise increase, the SABMiller Group’s lager market share improved by 150 bps. Soft drinks volumes were up by 14% with growth coming from sparkling soft drinks and water, assisted by pack innovations.

EBITA, as defined

EBITA, as defined, increased by 4% to USD 2,192 million for the year ended 31 March 2014 from USD 2,112 million for the year ended 31 March 2013, principally as a result of lower production and fixed costs, as well as asset disposals. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted EBITA, as defined, by USD 112 million and USD 11 million, respectively, EBITA, as defined, increased by 10% for the year ended 31 March 2014.

Africa

The SABMiller Group operates in 17 countries in Africa: Botswana, Comores, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mayotte, Mozambique, Namibia, Nigeria, South Africa, South Sudan, Swaziland, Tanzania, Uganda and Zambia. In addition, the SABMiller Group has a strategic alliance with Castel, pursuant to which Castel’s holding company has a 38% economic interest in the SABMiller Group’s principal African holding company and the SABMiller Group has a 20% economic interest in Castel’s African beverage operations, other than in relation to Castel’s operations in Angola, where the SABMiller Group’s interest is 27.5%. This alliance capitalizes on the complementary nature of the companies’ geographic portfolios. Castel has lager and soft drinks interests in 22 largely French-speaking countries of West, Central and North Africa and the Indian Ocean. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Congo, Côte d’Ivoire, Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Gambia, Guinea, Madagascar, Mali, Morocco, Niger, Senegal, Togo and Tunisia. In addition, the SABMiller Group has associated undertakings in Algeria, Morocco and Zimbabwe, and a procurement company in Mauritius. See “The Business of SABMiller—Overview by business segment—Africa”.

Discussion of results of operations for Africa for the two six-month periods ended 30 September 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR in Africa was USD 3,300 million for the six months ended 30 September 2015, representing a decrease of 8% from USD 3,592 million for the six months ended 30 September 2014, primarily as a result of unfavorable currency translation effects of USD 628 million. Excluding currency translation effects, SABMiller Group NPR in Africa grew by 9% for the six months ended 30 September 2015, underpinned by beverage volume growth, positive category mix and selective pricing, including a strong second quarter.

Lager and soft drinks volumes were 24.0 million hl and 16.7 million hl respectively for the six months ended 30 September 2015, representing an increase of 6% in lager volumes from the six months ended 30 September 2014, and an increase of 5% in soft drinks volumes from the same period. In addition, other alcoholic beverage volumes were 3.8 million hl for the six months ended 30 September 2015, unchanged from the equivalent period in 2014. Volumes increased largely as a result of the SABMiller Group’s success in the execution of its strategies through its continued focus on more affordable beers, mainstream price moderation and steady progress in premiumization, all complemented by improved sales execution.

Strong growth in the SABMiller Group’s affordable portfolio was driven by its cassava-based beer, Impala, in Mozambique and its sorghum-based beer, Eagle, in other countries, while the SABMiller Group’s mainstream portfolio recorded significant volume gains driven by Castle Lager with double-digit growth. In the premium category, Castle Lite continued to perform well, particularly in South Africa and Zambia. Soft drinks volumes grew by 5%, cycling a strong comparative period. Other alcoholic beverages were in line with the prior year, with growth in wines and spirits volumes offset by a decline in traditional beer volumes. Traditional beer volumes performed well across the majority of markets although a decline in Delta, the SABMiller Group’s associate in Zimbabwe, led to an overall negative performance.

In South Africa, excluding the currency translation effects discussed above, SABMiller Group NPR growth of 7% reflected positive category mix, premiumization and selective price increases on key lager brands and packs. Lager volumes grew 3%, with share gains across both the beer and total alcohol markets, supported by the growth of bulk packs. This was the fourth consecutive quarter of lager volume growth despite a weak economic environment and electricity shortages. While the SABMiller Group’s mainstream brand portfolio was in line with the prior year, its premium lager brands continued to grow strongly with volumes increasing by 13%, led by Castle Lite and successful innovations. Soft drinks volume growth of 2%, cycling a strong comparative period, was achieved through a focus on affordability, streamlined in-trade execution and expansion by direct servicing of the SABMiller Group’s outlets. The SABMiller Group’s associate, Distell Group Ltd, delivered strong volume growth of 13% benefiting from strong developing markets performance and a diverse portfolio that targets a broad range of consumption occasions.

In Tanzania, excluding the currency translation effects discussed above, SABMiller Group NPR growth of 5% was delivered through a 5% increase in beverage volumes following a strong recovery in lager volumes in the second quarter, with double-digit growth as the SABMiller Group cycled an excise-related price increase in the prior year, together with strong growth in traditional beer. Expanded market penetration, and a revised sales model with improved service and better coverage, supported beer market share gains.

The SABMiller Group’s associate Castel delivered double digit SABMiller Group NPR growth excluding the impact of adverse currency translation effects, although beverage volume growth was constrained by challenging macro-economic conditions in some of its key markets, particularly Angola.

EBITA, as defined

EBITA, as defined, declined by 7% to USD 758 million for the six months ended 30 September 2015 from USD 818 million for the six months ended 30 September 2014, as raw material input cost pressures as a result of currency depreciation were partly offset by the SABMiller Group’s continued emphasis on local sourcing and efficiency gains in both manufacturing and distribution, with route to market initiatives being rolled out in some markets. Excluding negative currency translation effects of USD 149 million, EBITA, as defined, grew by 11% for the six months ended 30 September 2015.

Discussion of results of operations for Africa for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR in Africa was USD 7,462 million for the year ended 31 March 2015, up 1% from USD 7,421 million for the year ended 31 March 2014. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted SABMiller Group NPR in Africa by USD 636 million and USD 13 million, respectively, SABMiller Group NPR in Africa grew by 9% for the year ended 31 March 2015. SABMiller Group NPR increased principally as a result of share gains across a number of markets, total volume growth of 5%, selective pricing and continued premiumization in lager.

Lager and soft drinks volumes were 48.4 million hl and 34.9 million hl respectively for the year ended 31 March 2015, representing an increase of 4% in lager volumes, and an increase of 9% in soft drinks volumes from the previous year. In addition, other alcoholic beverage volume was 7.6 million hl for the year ended 31 March 2015, unchanged from the previous year. Growth in lager volumes was tempered by declines in Tanzania and Zambia, as a result of excise-related pricing, and Zimbabwe, which was challenged due to weak economic fundamentals. The majority of the SABMiller Group’s markets performed well through strong local portfolios with continued premiumization and growth of its affordable brands. The SABMiller Group recorded strong growth in its soft drinks portfolio resulting from price moderation and strong retail execution.

In South Africa, excluding currency translation effects and the net effect of acquisitions and disposals discussed above, strong SABMiller Group NPR growth of 9% was delivered in the context of weak economic growth. Lager volume growth of 2% was driven by market share gains, selectivity in inflation-related price increases and improved mix resulting from the double-digit growth of the SABMiller Group’s premium brands Castle Lite and Castle Milk Stout. In the mainstream category, sustained growth in Castle Lager and Carling Black Label volumes was partially offset by a decline in Hansa Pilsener. Innovation in the flavored beer category continued to deliver strong growth from both Flying Fish and Castle Lite Lime. Soft drinks volume growth of 8% in a highly competitive environment was aided by improved trade execution, price restraint and pack innovation. Strong growth continued in 2 liter PET packs supported by the growth of 440 ml cans and 330 ml PET bottles.

In Tanzania, lager volumes declined by 7% due to excise-related pricing and a weak agricultural harvest affecting rural consumer sentiment, although the SABMiller Group still gained share of the lager market. Excluding the currency translation effects discussed above, SABMiller Group NPR still grew by 6%, reflecting positive lager brand mix driven by Castle Lite in the premium category and Castle Lager in mainstream, price increases in the context of mid-single digit inflation, and growth in spirits volumes. The growth in the latter was across the portfolio, aided by brand renovations and increased investment in the SABMiller Group’s sales force.

Castel, the SABMiller Group’s associate, delivered volume growth of 6% with notable performances in lager achieved in the competitive markets of the Democratic Republic of Congo and Ethiopia, as well as Burkina Faso and Cameroon. This was supported by soft drinks growth in Angola, Algeria and the Ivory Coast. All these factors assisted SABMiller Group NPR growth during the year.

EBITA, as defined

EBITA, as defined, declined by 2% to USD 1,907 million for the year ended 31 March 2015 from USD 1,954 million for the year ended 31 March 2014, largely due to the depreciation of key currencies against the U.S. dollar. Currency weaknesses created raw material input cost pressures which were partially offset by the SABMiller Group’s focus on improving production efficiencies and sustainable development initiatives, such as its ‘Go Farming’ approach. Excluding currency translation effects and the net effect of acquisitions and disposals, which had negative impacts on EBITA, as defined, of USD 152 million and USD 4 million, respectively, EBITA, as defined, grew by 6% for the year ended 31 March 2015.

Discussion of results of operations for Africa for the two years ended 31 March 2014 and 2013

SABMiller Group NPR

SABMiller Group NPR in Africa was USD 7,421 million for the year ended 31 March 2014, representing a decrease of 4% from USD 7,765 million from the year ended 31 March 2013, principally as a result of the depreciation of the South African rand against the U.S. dollar, partially offset by total volume growth following effective in-trade execution, share gains across most of the SABMiller Group’s subsidiary markets, selective price increases and positive lager brand mix. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a negative impact of USD 812 million and a positive impact of USD 26 million, respectively, SABMiller Group NPR in Africa grew by 6% for the year ended 31 March 2014.

Lager and soft drinks volumes were 46.8 million hl and 32.1 million hl respectively for the year ended 31 March 2014, representing an increase of 2% in lager volumes, and an increase of 2% in soft drinks volumes from the previous year. In addition, other alcoholic beverage volumes were 7.6 million hl, an increase of 4% over the previous year. Increased lager volumes were driven by growth in a number of markets although growth was hampered by poor economic fundamentals in South Sudan and Zimbabwe. The SABMiller Group’s portfolio continued to be relevant to its consumers, with Castle Lite volumes up double digits, supported by strong performance across the SABMiller Group’s local mainstream brands, as well as Eagle lager in the affordable category. Soft drinks volume growth reflected good performances in Ghana and Zambia and by the SABMiller Group’s associates Castel and Delta in Zimbabwe, tempered by level volumes in South Africa.

In South Africa, excluding currency translation effects and the net effect of acquisitions and disposals, SABMiller Group NPR increased by 6%, with SABMiller Group NPR per hl growing by 6%, driven by price increases and positive lager brand mix. Lager volumes were level with the prior year, but the SABMiller Group continued to take both beer volume and value market share, driven by successful brand campaigns, pack and brand innovation and effective execution in the trade. The local premium portfolio performed strongly, benefiting from efforts in brand and retail execution, with Castle Lite and Castle Milk Stout delivering combined growth of more than 10%. Soft drinks volumes were also level with the prior year, amid challenging economic conditions and particularly bad weather in the last quarter of the financial year, and the impact of the growing intensity of sparkling B-brand competition in the marketplace.

In Tanzania, lager volumes grew by 4% aided by strong premium portfolio growth driven by Castle Lite, together with growth in Kilimanjaro in the mainstream category and Eagle in the affordable category, partially offset by poor weather in the fourth quarter. This volume growth was further supported by share gains in the market. The price point for Castle Lager impacted volumes, but this was more than offset by the growth in mainstream volumes. The SABMiller Group’s market execution continued to achieve results with improvements in its outlet footprint and route to market.

The SABMiller Group’s associate, Castel, delivered lager volume growth of 6%, with strong growth in Angola, Gabon, Burkina Faso, Ethiopia and the Democratic Republic of Congo. Castel’s reported SABMiller Group NPR growth was lower than the volume growth due to country mix, an excise increase in Cameroon and lower inflation-led pricing.

EBITA, as defined

EBITA, as defined, was USD 1,954 million for the year ended 31 March 2014, essentially level with USD 1,957 million for the year ended 31 March 2013, due to depreciation of the South African rand against the dollar, mostly offset by volume growth, pricing in numerous markets and a strong focus on cost management. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a negative impact of USD 198 million and a positive impact of USD 2 million, respectively, EBITA, as defined, grew by 10% for the year ended 31 March 2014, underpinned by the volume growth, pricing in numerous markets and a strong focus on cost management as mentioned above.

Asia Pacific

In Asia Pacific, the SABMiller Group conducts business primarily in Australia, China and India, with operations also in South Korea and Vietnam. In China, the SABMiller Group’s interests are through CR Snow, an associate in which the SABMiller Group has a 49% interest, and which is the biggest brewer by volume in China. See “The Business of SABMiller—Overview by business segment—Asia Pacific”.

Discussion of results of operations for Asia Pacific for the two six-month periods ended 30 September 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for its operations in Asia Pacific was USD 2,065 million for the six months ended 30 September 2015, representing a decrease of 4% from USD 2,154 million for the six months ended 30 September 2014, primarily as a result of depreciation of currencies against the U.S. dollar and a beverage volume decline of 3%. Excluding the impact of adverse foreign exchange translation of USD 177 million, SABMiller Group NPR grew by 4% for the six months ended 30 September 2015 compared with the six months ended 30 September 2014, supported by continued premiumization in Australia and China.

Total beverages volumes were 42.3 million hl for the six months ended 30 September 2015, representing a decrease of 3% in volumes from the six months ended 30 September 2014.

In Australia, excluding the currency translation effects described above, SABMiller Group NPR grew by 2%, with SABMiller Group NPR per hl growth of 4% offsetting a beverage volume decline of 3%. Lager volumes declined by 2% in the half year, although the SABMiller Group gained share from its key competitor in a declining market, which was adversely impacted by the timing of Easter trading and continuing negative consumer sentiment. The volume trend improved in the second quarter, with lager volumes in line with the prior year while also maintaining positive price realization. SABMiller Group NPR per hl growth was supported by positive brand mix driven by the SABMiller Group’s focus on category expansion and portfolio innovation. Continued momentum in the premium and contemporary categories was led by sustained double-digit growth from Great Northern, Peroni, and the SABMiller Group’s craft brands, in particular the Yak brand family. The SABMiller Group’s mainstream brands, Victoria Bitter and Carlton Draught, declined.

In China, excluding the currency translation effects described above, SABMiller Group NPR grew by 5%, as SABMiller Group NPR per hl of 8% helped to offset a 3% beverage volume decline. The volume decline reflected a disappointing summer peak season in most core provinces due to the tough macro-economic and consumer spending environment. The SABMiller Group’s associate CR Snow outperformed the market over the financial year to 30 September 2015. Excluding currency translation effects, SABMiller Group NPR per hl growth was driven by an increase in one-way packaging volumes and the continuing premiumization of the portfolio. CR Snow’s premium portfolio continues to grow by double-digits assisted by national consumer campaigns which leverage the equity of Snow Draft and Snow Brave the World through clear and consistent positioning and pricing. Snow Brave the World has grown to over 20% of CR Snow’s total volume since its launch in 2008, and over 25% of its SABMiller Group NPR.

EBITA, as defined

EBITA, as defined, in Asia Pacific decreased by 6% to USD 423 million for the six months ended 30 September 2015 from USD 450 million for the six months ended 30 September 2014, principally due to depreciation of currencies against the U.S. dollar. Excluding currency translation effects, which had a negative impact of USD 59 million for the period, EBITA, as defined, grew by 7% for the six months ended 30 September 2015.

Discussion of results of operations for Asia Pacific for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for its operations in Asia Pacific was USD 3,867 million for the year ended 31 March 2015, representing a decrease of 2% from USD 3,944 million for the year ended 31 March 2014. This decline mainly reflected the depreciation of currencies against the U.S. dollar. Excluding adverse foreign currency translation effects of USD 141 million and the net positive impact of acquisitions and disposals of USD 34 million, SABMiller Group NPR in Asia Pacific grew by 1% for the year ended 31 March 2015 compared with the year ended 31 March 2014, reflecting pricing together with premiumization in China and a change in the relative weighting of volumes in Australia compared with China.

Total beverage volumes were 71.3 million hl for the year ended 31 March 2015 (including 0.1 million hl of other alcoholic beverages), representing a decrease of 2% in volumes from the previous year, excluding the effect of acquisitions and disposals.

In Australia, excluding currency translation effects, SABMiller Group NPR declined by 2%, reflecting a volume decline of 1%. Consumer sentiment remained subdued with continued pressure on consumer spending affecting beer category volumes, which declined by low single digits. While the SABMiller Group gained share in a weaker market, the lager volume decline reflected a softer mainstream category, with declines in core brands, which was only partially offset by strong growth in its premium portfolio. Increased trade investment activities during the first half of the year, driven by investment in key customer trading terms and promotions in a highly competitive retail trading environment, were largely compensated by price increases taken later in the year which, together with positive momentum in the contemporary and premium categories, resulted in an improved SABMiller Group NPR per hl trend in the second half of the year.

In China, excluding currency translation effects and the net impact of acquisitions and disposals, SABMiller Group NPR grew by 2% even though volumes declined by 3% on the same basis. The SABMiller Group’s associate, CR Snow, maintained national leadership in a market that declined during the second half of calendar 2014 due to an abnormally cold and wet summer peak period, especially in the central provinces of Hubei, Anhui and Jiangsu along the Yangtze river. A return to volume growth in the final quarter of SABMiller’s financial year reflected strong performances in the northeast and west, together with an improved trend in the key central region. SABMiller Group NPR per hl grew by 5% driven by the continued focus on premium brands and outlets led by Snow Draft and Snow Brave the World.

EBITA, as defined

EBITA, as defined, in Asia Pacific decreased by 9% to USD 768 million for the year ended 31 March 2015 from USD 845 million for the year ended 31 March 2014, principally due to depreciation of currencies against the U.S. dollar and declines in volumes in Australia and China. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a net negative impact of USD 44 million and a net positive impact of USD 1 million on EBITA, as defined, respectively, EBITA, as defined, declined by 4% for the year ended 31 March 2015 primarily due to the lower volumes, pricing pressures in Australia and costs associated with the integration of Kingway in China.

Discussion of results of operations for Asia Pacific for the two years ended 31 March 2014 and 2013

SABMiller Group NPR

SABMiller Group NPR in Asia Pacific was USD 3,944 million for the year ended 31 March 2014, representing a decrease of 2% from USD 4,005 million from the year ended 31 March 2013, driven principally by the depreciation of the Australian dollar against the U.S. dollar, together with the impact of the termination of discontinued brands in the prior year in Australia, and the impact of disposals. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a net negative impact of USD 213 million and a net positive impact of USD 9 million, respectively, SABMiller Group NPR grew by 4% for the year ended 31 March 2014.

Lager volumes were 71.5 million hl for the year ended 31 March 2014, representing an increase of 5% in volumes from the previous year, excluding the effect of acquisitions and disposals.

In Australia, excluding currency translation effects and the net impact of acquisitions and disposals and the discontinuation of licensed brands, domestic SABMiller Group NPR was in line with the prior year, with a 3% volume decline (in a market which declined by 2%) offset by SABMiller Group NPR per hl improvement of 3%, driven predominantly by price increases, coupled with the execution of premium growth platforms along with more disciplined and performance-based discounting. Lager volumes were negatively impacted by persisting economic uncertainty and weak consumer sentiment along with increased competitive intensity, which negatively impacted the SABMiller Group’s lager volume share. The strategy to restore the core portfolio and build a winning competitive position resulted in strong volume growth of Carlton Dry and Carlton Mid, although Victoria Bitter declined by 1% off a higher base (while still outperforming the beer market) and Crown Lager declined, reflecting both a strong prior year comparative and price compression from imported brands. Carlton Draught was impacted by its exposure to the more depressed on-premise channel. Focus on premium growth platforms delivered 10% volume growth in the super premium portfolio, most notably Peroni Nastro Azzurro, and the craft brand Fat Yak. In addition, the launch of Kopparberg added an international premium cider to the portfolio. Total reported volumes, including discontinued brands and disposals, were down 9%.

In China, strong SABMiller Group NPR growth of 17%, excluding currency translation effects and the net impact of acquisitions and disposals, was underpinned by volume growth of 8% and favorable mix. The SABMiller Group’s associate, CR Snow, further expanded its national market leadership, with healthy volume growth achieved in key provinces including Anhui, Zhejiang and Sichuan. SABMiller Group NPR per hl, excluding currency translation effects and the net impact of acquisitions and disposals, increased by 9%, driven by growth in both premium brands and packs. With the continuing focus on premiumization, led by Snow Draft and Snow Brave the World, more than 30% of volumes were in the premium category. CR Snow continued to invest in market-facing activities in an extremely competitive environment, in order to support its premiumization strategy and to enhance its market leadership.

EBITA, as defined

EBITA, as defined, in Asia Pacific was USD 845 million for the year ended 31 March 2014, a decline of 1% from USD 854 million for the year ended 31 March 2013, primarily as a result of the depreciation of the Australian dollar against the U.S. dollar. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted EBITA, as defined, by USD 72 million and USD 9 million, respectively, EBITA, as defined, increased by 8% for the year ended 31 March 2014.

Europe

The SABMiller Group’s primary brewing operations cover nine European countries: the Czech Republic, Hungary, Italy, the Netherlands, Poland, Romania, Slovakia, the Canary Islands (Spain) and the United Kingdom. In the majority of these countries, the SABMiller Group is the number one or two brewer by market share. The SABMiller Group also sells to a further six European markets, the largest being Germany and France.

A further 16 countries including Russia, Turkey and the Ukraine are covered in the strategic alliance with Anadolu Efes through brewing, soft drinks and export operations. See “The Business of SABMiller—Overview by business segment—Europe”.

Discussion of results of operations for Europe for the two six-month periods ended 30 September 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 2,227 million for the six months ended 30 September 2015, representing a decrease of 18% from USD 2,713 million for the six months ended 30 September 2014, impacted by the weakening of European currencies against the U.S. dollar. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a net negative impact of USD 483 million and a net positive impact of USD 8 million, respectively, SABMiller Group NPR for the six months ended 30 September 2015 was in line with SABMiller Group NPR for the six months ended 30 September 2014.

Lager and soft drinks volumes were 24.7 million hl and 9.8 million hl respectively for the six months ended 30 September 2015, with lager volumes down 4% from the six months ended 30 September 2014, and soft drinks volumes up 1% with the same period in the prior year, driven by sustained competitive pricing pressure in Poland and underlying weakness in the key markets of the SABMiller Group’s associate, Anadolu Efes. Following a first quarter that was adversely impacted by the timing of Easter and a major IT deployment in the Czech Republic and Slovakia, trends improved in the second quarter, with lager volumes down just 1%, excluding the net effect of acquisitions and disposals. Excluding Poland and Anadolu Efes, Europe showed encouraging momentum with beverage volume growth of 3%, excluding the net effect of acquisitions and disposals, in what remained a challenging operating environment.

In the Czech Republic and Slovakia, excluding currency translation effects, SABMiller Group NPR increased by 2%, due to positive brand mix reflecting growth across the SABMiller Group’s premium portfolio. Beverage volumes were down 1%, rebounding strongly to grow by 6% in the second quarter, assisted by hot weather conditions over the peak summer months that helped offset the challenging first quarter. The SABMiller Group’s premium volumes grew by 6%, boosted by the continued growth of Kozel 11, Pilsner Urquell, and Birell, the SABMiller Group’s non-alcoholic lager which penetrates soft drinks occasions, while its core mainstream brand Gambrinus 10 continued to decline.

In Poland, excluding currency translation effects, SABMiller Group NPR declined by 14%, with volumes down 12% reflecting the adverse price positioning of competitor brands relative to those of the SABMiller Group. During the second quarter a number of sales, brand portfolio, and operational initiatives were launched to restore the competitiveness of the business, and sequential improvements in market share were achieved in August and September 2015.

The SABMiller Group’s associate Anadolu Efes continued to be affected by the beer market decline in Russia, geopolitical uncertainty in Ukraine, and the economic slowdown in Turkey, which adversely impacted both the soft drinks and beer businesses.

EBITA, as defined

EBITA, as defined, was USD 404 million for the six months ended 30 September 2015, down 20% from USD 502 million for the six months ended 30 September 2014. Notwithstanding the significant decline in trading performance in Poland and supply chain disruptions in the Czech Republic and Slovakia, cost optimization initiatives across the rest of the region mitigated the EBITA, as defined, decline. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a negative impact of USD 91 million and a positive impact of USD 2 million, respectively, EBITA, as defined, decreased by 2% for the six months ended

30 September 2015 due to the significant decline in trading performance in Poland and supply chain disruptions in the Czech Republic and Slovakia, partially offset by cost optimization initiatives across the rest of the region.

Discussion of results of operations for Europe for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 4,398 million for the year ended 31 March 2015, representing a decrease of 4% from USD 4,574 million for the year ended 31 March 2014, impacted by the weakening of European currencies against the U.S. dollar. Excluding negative currency translation effects of USD 281 million, SABMiller Group NPR grew by 2% for the year ended 31 March 2015.

Lager and soft drinks volumes were 43.6 million hl and 15.5 million hl respectively for the year ended 31 March 2015, with lager volumes level with the previous year, and soft drinks volumes increasing by 5% from the previous year.

In the integrated Czech Republic and Slovakia business, excluding currency translation effects, SABMiller Group NPR was up by 4% with volume growth of 5% reflecting strong performance ahead of the market in both countries and in both the on-premise and off-premise channels. Volume growth was driven by the off-premise channel due to good execution of effective promotions and assisted by two Easter trading periods occurring in the financial year. The premium portfolio grew strongly, boosted by the performance of Pilsner Urquell during the key occasions of Easter and Christmas and by the continued growth of Kozel 11, while the SABMiller Group’s core mainstream brand Gambrinus continued to decline.

In Poland, volumes grew by 2%, marginally behind the market. Excluding currency translation effects, SABMiller Group NPR declined by 2%, reflecting a sustained challenging pricing environment. Channel dynamics resulted in adverse mix with modern trade retailers and traditional trade key accounts increasing their share of the SABMiller Group’s sales. Mainstream volumes grew, driven by Zubr but partly offset by a decline in Tyskie. Lech grew strongly, benefiting from strategic repositioning along with reinvigorated marketing.

Growth in Anadolu Efes’ contribution to SABMiller Group NPR moderated in the full year after a more challenging second half year during which a decline in consumer confidence in Turkey suppressed soft drinks volumes while lager volumes continued to be impacted by the uncertain market conditions in Russia and Ukraine.

EBITA, as defined

EBITA, as defined, was USD 700 million for the year ended 31 March 2015, in line with USD 703 million for the year ended 31 March 2014, principally impacted by the weakening of European currencies against the U.S. dollar. Excluding currency translation effects, which had a negative impact of USD 42 million, EBITA, as defined, increased by 6% for the year ended 31 March 2015 underpinned by cost savings delivered as the SABMiller Group optimizes its operating model.

Discussion of results of operations for Europe for the two years ended 31 March 2014 and 2013

SABMiller Group NPR

SABMiller Group NPR for Europe was USD 4,574 million for the year ended 31 March 2014, representing an increase of 6% from USD 4,300 million from the year ended 31 March 2013, which included the benefit of the full consolidation of Coca-Cola Icecek in Anadolu Efes’ results. Excluding currency translation effects and the net effect of acquisitions and disposals, SABMiller Group NPR was level with the year ended 31 March 2013.

Lager and soft drinks volumes were 43.6 million hl and 14.7 million hl respectively for the year ended 31 March 2014, with lager volumes decreasing by 4% from the previous year, and soft drinks volumes increasing by 13% from the previous year, excluding the net effect of acquisitions and disposals. Volume performance improved in the second half of the year following a first half performance which was impacted by poor weather in the first quarter and a subsequent impact on the SABMiller Group’s seasonal innovations. Across the region, economic uncertainty and weaker consumer sentiment persisted, along with increased competitive pressure in the SABMiller Group’s key markets.

In the Czech Republic, lager volumes were down 4% with an improved performance in the second half of the year compared with the first half, following better execution and focus on the on-premise channel where prices remained unchanged. Adverse weather at the start of the year resulted in outlet closures and affected distribution across the market, and particularly impacted the performance of the SABMiller Group’s mainstream core brand, Gambrinus 10, and seasonal innovation launches. The premium portfolio was boosted by the successful launch of unpasteurized Gambrinus together with the continued growth of Kozel 11.

In Poland, lager volumes were down 9%, while the beer market declined by low single digits, further intensifying competitive conditions. In addition, the SABMiller Group cycled a strong prior year comparative associated with the Tyskie brand activation during the Euro 2012 football tournament and was additionally impacted by the planned stock build in the trade at the end of the prior year ahead of its global template deployment. Żubr, supported by promotional activity, performed well within a declining mainstream category. The decline of Lech volumes, despite the growth of Lech Shandy, and decreased Redd’s volumes, owing to an expansion of competitors’ brands in the flavored category, resulted in adverse brand mix. Channel mix was unfavorable as discounters continued to grow.

Excluding the effect of the full consolidation of Coca-Cola Icecek in its results, Anadolu Efes’ total volumes grew, driven by strong soft drinks performance, while lager volumes declined, predominantly in Turkey and Russia. The beer markets in both Turkey and Russia were impacted significantly by the tightening of regulatory environments. Volume performance in Russia was additionally affected by delisting in key accounts which were fully restored during the second half of the year. In Turkey, beer volume performance was also affected by competitive pressures particularly in the first half of the year. On a reported basis, Anadolu Efes’ soft drinks volumes benefited from the full consolidation of Coca-Cola Icecek.

EBITA, as defined

EBITA, as defined, in Europe decreased by 10% to USD 703 million for the year ended 31 March 2014 from USD 784 million for the year ended 31 March 2013. Excluding currency translation effects and the net effect of acquisitions and disposals, which had positive impacts of USD 7 million and USD 33 million, respectively, EBITA, as defined, decreased by 15% for the year ended 31 March 2014, driven by volume declines in Poland and lower profitability of the SABMiller Group’s associate, Anadolu Efes.

North America

The SABMiller Group has a 58% economic interest in MillerCoors LLC (“MillerCoors”) and Molson Coors has a 42% economic interest in MillerCoors following the establishment of the MillerCoors joint venture through the combination of the operations of the SABMiller Group’s and Molson Coors Brewing Company’s respective subsidiaries (Miller Brewing Company (“Miller”) and Coors Brewing Company) located in the United States and Puerto Rico (the “MillerCoors Transaction”). As part of the MillerCoors Transaction, Miller transferred substantially all of its operating assets (excluding its international assets, which represented a small percentage of Miller’s total operating assets) to MillerCoors. MillerCoors is accounted for as a joint venture by the SABMiller Group using equity accounting. As a result, after the completion of the MillerCoors Transaction, the SABMiller Group’s share of profits in MillerCoors is reflected in the SABMiller Group’s share of post-tax results of joint ventures, but not in the SABMiller Group’s revenue or operating profit. The North America segment includes the SABMiller Group’s 58% share in MillerCoors and 100% of Miller Brewing International. See “The Business of SABMiller—Overview by business segment—North America”.

Discussion of results of operations for North America for the two six-month periods ended 30 September 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 2,530 million for the six months ended 30 September 2015, down 1% compared with USD 2,553 million for the six months ended 30 September 2014, with gains in net pricing and positive sales mix offset by lower volumes.

Lager volumes were 20.6 million hl for the six months ended 30 September 2015 (of which 19.8 million hl was attributable to MillerCoors), with lager volumes decreasing by 2% from the previous year. MillerCoors’ domestic sales to retailers (“STRs”) were down 3% compared with the six months ended 30 September 2014.

Despite strong performance within the category, MillerCoors’ premium light STRs declined by low single digits in the half year, with similar declines in both Miller Lite and Coors Light. However, Miller Lite STRs grew marginally in the second quarter and gained category share for the last four consecutive quarters, reflecting the renewed strength of the brand. Coors Light also demonstrated a strong performance within the category, introducing a new packaging design and a new marketing campaign. Above premium STRs were in line with the prior half year primarily due to the double-digit decline in Miller Fortune, as the brand has been strategically deprioritized. This was offset by double-digit growth in the Redd’s franchise despite cycling the successful launch of the Redd’s Wicked series, mid-single digit growth in the Leinenkugel’s portfolio, driven by its Grapefruit and Harvest Patch shandy variants, and a low single digit increase in the Blue Moon franchise. The MillerCoors’ STR decline was largely due to the below premium portfolio, down mid-single digits, including a double-digit decline in Milwaukee’s Best, a high single digit decline in Keystone, and a mid-single digit decline in Miller High Life.

EBITA, as defined

EBITA, as defined, was USD 514 million for the six months ended 30 September 2015, in line with USD 515 million for the six months ended 30 September 2014, with growth in MillerCoors offset by increased investment in international operations in Brazil and Canada as SABMiller expands its businesses in these markets.

Discussion of results of operations for North America for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 4,682 million for the year ended 31 March 2015, in line with USD 4,665 million for the year ended 31 March 2014. The impact of lower volumes was offset in large part by improved SABMiller Group NPR per hl, as a result of firm pricing and favorable brand mix.

Lager volumes were 38.5 million hl for the year ended 31 March 2015 (of which 37.2 million hl were attributable to MillerCoors), with lager volumes decreasing by 2% from the previous year. In line with its strategy, MillerCoors continued to expand its brand portfolio within the growing above premium category, with both established brands and new offerings. However, volume declines in the premium light, premium regular and economy categories led to a 2% decrease in both U.S. domestic STRs and U.S. domestic sales to wholesalers for the year ended 31 March 2015.

Premium light volumes were down low single digits for the year, with similar declines for both Coors Light and Miller Lite. Although volumes declined, Miller Lite grew share within the category, which was largely attributed to the brand reverting back to its original Lite packaging design, emphasizing its authenticity. The premium regular volumes were down low single digits with a double-digit decline in Miller Genuine Draft, partly offset by low single digit growth in Coors Banquet, which maintained momentum generated by the introduction of the stubby heritage bottle.

MillerCoors’ above premium brand portfolio grew mid-single digits for the year and gained share within the above premium category driven by both organic growth and new brand offerings. Double-digit growth from the Redd’s franchise enhanced MillerCoors’ position within the flavored malt beverage category and the Leinenkugel’s and Blue Moon franchises continued to grow. In addition, brand innovations such as Miller Fortune and Smith & Forge Hard Cider contributed to the full year growth within the category, although Miller Fortune declined in the fourth quarter as it cycled its launch in February 2014. Growth within this category was partially offset by double-digit declines in strategically deprioritized brands, including Third Shift and Batch 19.

While Miller High Life trends showed improvement over the course of the year, the economy portfolio declined mid-single digits driven primarily by high single digit declines in both Keystone Light and Milwaukee’s Best.

EBITA, as defined

EBITA, as defined, was USD 858 million for the year ended 31 March 2015 representing a 7% increase from USD 804 million for the year ended 31 March 2014, as the impact of lower volumes and increased marketing spend was more than offset by improved SABMiller Group NPR per hl and lower fixed costs.

Discussion of results of operations for North America for the two years ended 31 March 2014 and 2013

SABMiller Group NPR

SABMiller Group NPR was USD 4,665 million for the year ended 31 March 2014, in line with USD 4,656 million for the year ended 31 March 2013. Lower volumes were offset by improved SABMiller Group NPR per hl, as a result of firm pricing and favorable brand mix.

Lager volumes were 39.4 million hl for the year ended 31 March 2014 (of which 38.1 million hl were attributable to MillerCoors), with lager volumes decreasing by 3% from the previous year. MillerCoors’ U.S. domestic volume STRs declined by 3% from the previous year.

MillerCoors’ premium light volumes were down mid-single digits, with Coors Light down low single digits and Miller Lite down mid-single digits. Coors Light gained market share within the premium light category, while Miller Lite share trends improved during the second half of the year. MillerCoors’ above premium volumes grew by double-digits driven by the launch of Redd’s Strawberry Ale and Miller Fortune, along with the full year impact of Redd’s Apple Ale and Third Shift Amber Ale, which were launched in the prior year. The Tenth and Blake division delivered mid-single digit volume growth, driven primarily by the nationwide distribution of the Leinenkugel’s franchise, the success of its Shandy variants, the continued growth of Blue Moon Belgian White, and the launch of Batch 19. MillerCoors’ economy portfolio declined mid-single digits driven by Miller High Life and Keystone Light, as economic conditions continued to adversely impact this category’s consumers, and MillerCoors’ share of this category declined. The premium regular portfolio was down low single digits with a double-digit decline in Miller Genuine Draft, partly offset by high single digit growth in Coors Banquet, which was fueled by the introduction of a new stubby bottle.

EBITA, as defined

EBITA, as defined, increased by 8% to USD 804 million for the year ended 31 March 2014 from USD 747 million for the year ended 31 March 2013, primarily driven by growth and lower fixed costs in MillerCoors.

South Africa: Hotels and Gaming

In line with its strategy to focus on its core beverage operations, in August 2014, SABMiller completed the disposal of its investment in Tsogo Sun, the holding company for its hotels and gaming business. The SABMiller Group discontinued reporting of this segment effective 31 March 2015 following the disposal of the Tsogo Sun business.

Discussion of results of operations for South Africa: Hotels and Gaming for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 111 million for the year ended 31 March 2015, representing a decrease of 70% from USD 370 million for the year ended 31 March 2014 driven by the disposal of the business during the year and depreciation of the South African rand against the U.S. dollar.

EBITA, as defined

EBITA, as defined, declined by 74% to USD 32 million for the year ended 31 March 2015 from USD 123 million for the year ended 31 March 2014 driven by depreciation of the South African rand against the U.S. dollar and the disposal of the business during the year.

Discussion of results of operations for South Africa: Hotels and Gaming for the two years ended 31 March 2014 and 2013

SABMiller Group NPR

SABMiller Group NPR was USD 370 million for the year ended 31 March 2014, a decrease of 8% from USD 404 million for the year ended 31 March 2013 mainly driven by depreciation of the South African rand against the U.S. dollar. Trading during the second half of the year was generally weaker than the first half, with tough economic conditions putting pressure on the consumer.

In the gaming business, growth was varied across the major provinces with Gauteng, the largest in terms of gaming win, reporting 3% growth and KwaZulu-Natal growing by 4%. Tsogo Sun’s four large casinos in these provinces outperformed market growth.

The South African hotel business recorded positive revenue per available room growth in local currency, largely driven by growth in average room rates. Although demand was still constrained, occupancies ended the year at 64%, in line with the prior year and above the South African industry average of 62%. Tsogo Sun group-wide occupancies ended the year at 64% compared with 65% in the prior year.

EBITA, as defined

EBITA, as defined, for the full year decreased by 8% to USD 123 million for the year ended 31 March 2014 from USD 134 million for the year ended 31 March 2013. Excluding currency translation effects and the net effect of acquisitions and disposals, EBITA, as defined, increased by 8% for the year ended 31 March 2014 driven by higher gaming and hotel revenues, together with cost savings.

Liquidity and capital resources

General

The SABMiller Group’s material cash requirements include the following:

•	debt service;

•	capital expenditure;

•	operating expenses;

•	investments in subsidiaries, joint ventures and associates;

•	taxes; and

•	dividend payments to shareholders.

The SABMiller Group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper. In this way, it ensures that it is not over-reliant on any particular liquidity source and that maturities of borrowings sourced in this way are not overly concentrated. It uses cash on hand, cash from operations and short-term borrowings to manage liquidity. Subsidiaries have access to local bank credit facilities, but are principally funded by the SABMiller Group.

The SABMiller Group’s committed undrawn borrowing facilities decreased from USD 3,644 million at 31 March 2015 to USD 3,594 million at 30 September 2015. As at 30 September 2015, committed headroom, including committed undrawn borrowing facilities and cash and cash equivalents, was sufficient to cover all maturing facilities until 30 September 2017.

The SABMiller Group’s cash and cash equivalent investments amounted to USD 629 million as at 30 September 2015, compared with USD 965 million as at 31 March 2015.

Equity attributable to the SABMiller Group’s equity holders and non-controlling interests amounted to USD 22,812 million as at 30 September 2015 (USD 24,355 million as at 31 March 2015 and USD 27,482 million as at 31 March 2014) and its net debt amounted to USD 10,540 million as at 30 September 2015 (USD 10,465 million as at 31 March 2015 and USD 14,303 million as at 31 March 2014).

The SABMiller Group is of the opinion that it has adequate liquidity and access to financial resources to fulfill its business needs for the foreseeable future. The SABMiller Group is of the opinion that its lenders are willing and able to advance funds in accordance with their legal obligations. The SABMiller Group continues to monitor the quality of its credit providers and is not aware of any potential future non-performance by these providers.

Cash Flow

The following table sets forth the SABMiller Group’s consolidated cash flows for the six-month periods ended 30 September 2015 and 2014 and the years ended 31 March 2015, 2014 and 2013:

	Six months ended 30 September		Year ended 31 March
	2015	2014	2015	2014	2013
	(unaudited)
	(USD million)
Cash flow from operating activities	1,399	1,545	3,722	3,431	4,101
Cash flow (used in) / from investing activities	(78)	997	659	(626)	(663)
Cash flow (used in) financing activities	(1,590)	(1,569)	(5,382)	(2,835)	(2,034)

Net (decrease) / increase in cash and cash equivalents	(325)	933	(1,118)	(91)	1,353

Cash Flow from Operating Activities

The following table sets forth the SABMiller Group’s cash flows from operating activities for the six-month periods ended 30 September 2015 and 2014 and the years ended 31 March 2015, 2014 and 2013:

	Six months ended 30 September		Year ended 31 March
	2015	2014	2015	2014	2013
	(unaudited)
	(USD million)
Operating profit	1,828	2,367	4,384	4,242	4,192
Depreciation	382	432	821	854	867
Container breakages, shrinkages and write-offs	15	4	57	80	38
Profit on disposal of businesses, available for sale investments and investments in associates	—	(388)	(449)	(72)	(79)
(Gain)/loss on dilution of investment in associates	—	—	(2)	18	(4)
Profit on disposal of property, plant and equipment	(15)	(13)	(18)	(17)	13
Amortization of intangible assets	177	210	410	427	450
Impairment of goodwill, intangible assets and property, plant and equipment	—	19	365	60	50
Impairment of working capital balances	14	12	68	55	31
Amortization of advances to customers	16	19	35	40	45
Unrealized fair value gain on derivatives included in operating profit	4	(4)	(15)	(8)	—
Dividends received from other investments	—	(1)	(1)	(1)	(1)
Charge with respect to share options and Broad-Based Black Economic Empowerment scheme	29	87	117	154	201
Other non-cash movements	(14)	(11)	(92)	(155)	(45)

Net cash generated from operations before working capital movements	2,436	2,733	5,680	5,677	5,758
Net (outflow)/inflow in working capital	(24)	(82)	132	93	(204)

Net cash generated from operations	2,412	2,651	5,812	5,770	5,554
Net interest paid	(208)	(295)	(651)	(743)	(770)
Tax paid	(805)	(811)	(1,439)	(1,596)	(683)

Net cash generated from operating activities	1,399	1,545	3,722	3,431	4,101

Net cash generated from operations for the six months ended 30 September 2015 decreased by USD 239 million, or 9%, from USD 2,651 million for the six months ended 30 September 2014 to USD 2,412 million for the six months ended 30 September 2015, mainly as a result of adverse currency movements against the U.S. dollar.

Net cash generated from operating activities of USD 1,399 million for the six months ended 30 September 2015 decreased by USD 146 million, or 9%, from the six months ended 30 September 2014, primarily reflecting the decline in EBITA, as defined, partly offset by lower net interest payments following the repayment of debt in the prior year, together with working capital improvements.

Net cash generated from operations for the year ended 31 March 2015 increased by USD 42 million, or 1%, from USD 5,770 million for the year ended 31 March 2014 to USD 5,812 million for the year ended 31 March 2015. Although operating profit increased, notwithstanding the adverse impact of currency exchange rate movements, this was partially offset by the impact of net non-cash exceptional items, being the profit on the disposal of the SABMiller Group investment in Tsogo Sun, the impairment charges in relation to its Indian business and the additional profit on its Angola disposal in 2012.

Net cash generated from operating activities of USD 3,722 million for the year ended 31 March 2015 increased by USD 291 million, or 8%, compared with the year ended 31 March 2014, primarily reflecting lower net interest paid as a result of the reduction in net debt, partly offset by the early redemption payment relating to SABMiller’s 6.5% notes due 2016 and lower tax paid due to the cycling of the tax prepayment to the Australian Tax Office in the prior year, partly offset by tax paid on the disposal of the investment in Tsogo Sun.

Net cash generated from operations for the year ended 31 March 2014 increased by USD 216 million, or 4%, to USD 5,770 million from USD 5,554 million for the year ended 31 March 2013, as higher operating profit in the year, despite the adverse impact of foreign exchange movements, included more non-cash gains than the prior year.

Net cash generated from operating activities of USD 3,431 million for the year ended 31 March 2014 decreased by USD 670 million, or 16%, compared with the year ended 31 March 2013, primarily reflecting an increase in tax paid, mainly as a result of the anticipated tax prepayment to the Australian Tax Office.

Cash (used in) / from Investing Activities

The following table sets forth the SABMiller Group’s cash flows used in or from investing activities for the six-month periods ended 30 September 2015 and 2014 and the years ended 31 March 2015, 2014 and 2013:

	Six months ended 30 September		Year ended 31 March
	2015	2014	2015	2014	2013
	(unaudited)
	(USD million)
Net capital expenditure(1)	(562)	(658)	(1,504)	(1,415)	(1,445)
Net proceeds from disposal of / (investments in) associates	—	971	976	(199)	(2)
Net proceeds from the (acquisition) / sale of businesses(2)	(191)	(7)	(5)	49	51
Investments in joint ventures	(58)	(18)	(216)	(188)	(272)
Dividends received from joint ventures and associates	733	707	1,406	1,127	999
Other	—	2	2	—	6

Cash flow (used in) / from investing activities	(78)	997	659	(626)	(663)

Notes:

(1)	Net capital expenditure consists of purchases of property, plant and equipment and of intangible assets, minus proceeds from the sale of property, plant and equipment and intangible assets.
(2)	Net of cash disposed/acquired.

Net cash used in investing activities was USD 78 million for the six months ended 30 September 2015, compared with net cash flow from investing activities of USD 997 million for the six months ended 30 September 2014. Net cash generated from investing activities for the six months ended 30 September 2014 included USD 971 million in proceeds from disposals of associates, primarily related to the Tsogo Sun disposal.

Net capital expenditure was USD 562 million for the six months ended 30 September 2015 (USD 658 million for the six months ended 30 September 2014), with continued investment in production capacity and capability, principally in Latin America and Africa.

Net cash flow from investing activities was USD 659 million for the year ended 31 March 2015, compared with net cash used in investment activities of USD 626 million for the year ended 31 March 2014. The increase in cash flow from investing activities for the year ended 31 March 2015 mainly reflected the proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun.

Net capital expenditure amounted to USD 1,504 million for the year ended 31 March 2015 (USD 1,415 million for the year ended 31 March 2014), with expansion spend primarily in Africa and Latin America.

Net cash used in investing activities was USD 626 million for the year ended 31 March 2014, compared with USD 663 million for the year ended 31 March 2013. The cash used in investment activities in the year ended 31 March 2014 mainly reflected continued investment in brewing capacity and capability, principally in Africa and Latin America, partially offset by the dividends received from joint ventures and associates.

Net capital expenditure amounted to USD 1,415 million for the year ended 31 March 2014 (USD 1,445 million for the year ended 31 March 2013), reflecting continued investment in brewing capacity and capability, principally in Africa and Latin America.

Cash Flow used in Financing Activities

The following table sets forth the SABMiller Group’s cash flows used in financing activities for the six-month periods ended 30 September 2015 and 2014 and the years ended 31 March 2015, 2014 and 2013:

	Six months ended 30 September		Year ended 31 March
	2015	2014	2015	2014	2013
	(unaudited)
	(USD million)
Dividends paid	(1,493)	(1,381)	(1,878)	(1,834)	(1,648)
Net repayments of borrowings	(417)	(233)	(3,819)	(1,244)	(560)
Net proceeds from the issue of share capital	64	155	231	108	138
Purchase of own shares for share trusts(1)	(149)	(104)	(146)	(79)	(53)
Net cash receipts / (payments) on derivative finance instruments	410	2	243	228	(5)
Other	(5)	(8)	(13)	(14)	94

Cash flow (used in) financing activities	(1,590)	(1,569)	(5,382)	(2,835)	(2,034)

Notes:

(1)	The SABMiller Employees’ Benefit Trust (“EBT”) holds shares in SABMiller plc for the purposes of SABMiller’s various executive share incentive plans. At 31 March 2015, the EBT held 8,997,945 shares (31 March 2014: 6,833,632 shares and 31 March 2013: 8,339,106 shares). The EBT used funds provided by SABMiller to purchase shares in the open market. See note 26a in SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for further details on EBT share purchases.

Cash used in financing activities amounted to USD 1,590 million in the six months ended 30 September 2015, compared with a cash outflow of USD 1,569 million in the six months ended 30 September 2014. Cash flow used in financing activities in the six months ended 30 September 2015 reflected the repayment of bonds, as well as higher dividends paid, partially offset by increased cash receipts on derivative financial instruments.

Cash used in financing activities amounted to USD 5,382 million in the year ended 31 March 2015, compared with USD 2,835 million in the year ended 31 March 2014. The cash outflow from financing activities in the year ended 31 March 2015 primarily reflected the repayment of bonds.

Cash used in financing activities amounted to USD 2,835 million in the year ended 31 March 2014, compared with USD 2,034 million in the year ended 31 March 2013. The cash outflow from financing activities in the year ended 31 March 2014 reflected the repayment of bonds, as well as higher dividends paid, partially offset by increased cash receipts on derivative financial instruments.

Restrictions on Transfers from Subsidiaries

The amount of dividends payable by the SABMiller Group’s operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate.

As at 31 March 2015 and as at 31 March 2014, the SABMiller Group held cash and short-term deposits of USD 117 million in certain African countries (including South Africa) that were subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends. As normal dividends are generally able to be paid, these restrictions are not expected to have a material impact on the SABMiller Group’s ability to meet its ongoing obligations.

Funding Sources

Cash and Cash Equivalents and Short-Term Investments

The SABMiller Group’s cash and cash equivalents and short-term investments as at 30 September 2015 and 31 March 2015 and 2014 were as follows:

	30 September	31 March
	2015	2015	2014
	(unaudited)
	(USD million)
Cash and Cash Equivalents and Short-Term Investments	629	965	2,081

Borrowings

The SABMiller Group finances its operations through cash generated by the business and a mixture of short and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the SABMiller Group ensures that it is not overly reliant on any particular liquidity source and that the maturities of its borrowings are not overly concentrated.

The following table sets forth the level of the SABMiller Group’s current and non-current interest-bearing loans and borrowings as at 31 March 2015 and 2014:

	31 March
	2015	2014
	(USD million)
Overdrafts	215	213
Unsecured bank loans	1,360	1,341
Unsecured bond issues	10,915	15,438
Finance lease liabilities	53	51
Secured other loans	1	4

Total	12,544	17,047

The following table sets forth the contractual maturities of the SABMiller Group’s interest-bearing liabilities as at 31 March 2015:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	(USD million)
Overdrafts	215	215	—	—	—	—	—
Secured and unsecured bank loans	1,361	1,024	96	239	1	—	1
Unsecured bond issues	10,915	712	2,327	90	1,867	1,068	4,851
Finance lease liabilities	53	10	10	7	6	7	13
Net derivative financial assets(2)	(1,114)	(353)	(264)	(23)	(122)	(19)	(333)

Total	11,430	1,608	2,169	313	1,752	1,056	4,532

Notes:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 March 2015.
(2)	Includes net financing-related derivative financial instruments only. Please refer to note 22 of SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for further details.

The SABMiller Group’s borrowings are linked to different interest rates, both variable and fixed. As at 31 March 2015, after taking into account interest rate derivatives, 57%, of the SABMiller Group’s net debt (which includes loans, borrowings, financing derivative financial instruments, bank overdrafts and finance leases) bore a fixed interest rate. The SABMiller Group’s interest rate risk is monitored based on net debt exposures. The SABMiller Group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which SABMiller Group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA, which is comprised of operating profit before exceptional items, depreciation and amortization and includes the SABMiller Group’s share of MillerCoors’ operating profit on a similar basis. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in SABMiller Group borrowings is managed through interest rate derivatives.

Please refer to note 21 of SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 and “—Quantitative and Qualitative Disclosures About Market Risk” for further details on the SABMiller Group’s approach to managing interest rate risk.

The SABMiller Group’s net debt is denominated in various currencies, though primarily in the U.S. dollar, the Australian dollar, the Colombian peso, the Czech koruna, the Peruvian nuevo sol, the Polish zloty and the South African rand. SABMiller Group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the SABMiller Group’s U.S. dollar reporting currency. The SABMiller Group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. As at 31 March 2015, an approximate nominal value equivalent to USD 3,691 million (as at 31 March 2014: USD 4,774 million) of borrowings have been swapped into currencies that match the currency of the underlying operations of the SABMiller Group, including those mentioned above.

Gross debt, comprising borrowings, overdrafts and finance leases of the SABMiller Group together with the fair value of financing derivative assets and liabilities held to manage interest rate and foreign currency risk of borrowings for the SABMiller Group, decreased by 2% to USD 11,169 million as at 30 September 2015 from USD 11,430 million as at 31 March 2015 (USD 16,384 million as at 31 March 2014). Short-term gross debt (i.e., due within one year) as at 31 March 2015 amounted to USD 1,608 million, compared with USD 4,452 million, as at 31 March 2014. The SABMiller Group’s medium and long-term borrowings (i.e., due in more than one year)

(excluding derivative financial instruments) amounted to USD 10,583 million as at 31 March 2015 and USD 12,528 million as at 31 March 2014, while the SABMiller Group had undrawn committed borrowing facilities in place totaling USD 3,644 million as at 31 March 2015 and USD 3,274 million as at 31 March 2014, respectively. Please refer to note 21 of SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for a description of the currencies of the SABMiller Group’s financial liabilities and a description of the financial instruments the SABMiller Group uses to hedge its liabilities.

The weighted average interest rate on the SABMiller Group’s gross debt portfolio was 3.4% as at 30 September 2015, having decreased from 3.5% as at 31 March 2015 and 3.9% as at 31 March 2014, primarily reflecting movements in interest rates.

As at the date of this prospectus, the SABMiller Group has the following principal debt facilities in place:

Group Syndicated Loan Facilities

The SABMiller Group has the following core bank credit facilities, which are available for general corporate purposes:

•	SABMiller: USD 2,500 million committed syndicated revolving credit facility;

•	SABMiller Holdings Inc. (guaranteed by SABMiller): USD 1,000 million committed syndicated revolving credit facility

These credit facilities are due to expire in May 2020 but contain options exercisable between February and April 2016 for the borrowers to extend their maturity for a further year. They each contain provisions entitling the lenders to cancel their commitments and demand repayment upon a change of control of SABMiller.

2003 SABMiller Bonds

On 7 August 2003, SABMiller issued USD 300 million 6.625% notes due August 2033. Since September 2010, SABMiller has been the sole obligor following the release of all guarantees in respect of the notes. The notes are redeemable in whole, or in part, at any time at the option of SABMiller at a redemption price equal to the make-whole amount.

2006 SABMiller Commercial Paper Programme

On 11 October 2006, SABMiller established a commercial paper programme with a programme limit of USD 1,000 million (or its equivalent in other currencies). Since July 2008, commercial paper issued under this programme has not been guaranteed.

2008 SABMiller Bonds

On 11 July 2008, SABMiller issued USD 700 million 6.50% notes due July 2018. The notes are redeemable in whole, or in part, at any time at the option of SABMiller at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2012 SABMiller Holdings Inc. Bonds

On 17 January 2012, SABMiller Holdings Inc. issued USD 2,000 million 2.45% notes due January 2017, USD 2,500 million 3.75% notes due January 2022 and USD 1,500 million 4.95% notes due January 2042, all guaranteed by SABMiller. The notes are redeemable in whole, or in part, at any time at the option of SABMiller

Holdings Inc. or SABMiller at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

On 6 December 2012, SABMiller Holdings Inc. issued EUR 1,000 million 1.875% notes due January 2020, guaranteed by SABMiller. The notes contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2012 Domestic Medium Term Note Programme and 2013 SABSA Holdings Limited Bonds

On 13 December 2012, SABMiller and SABSA Holdings Limited established the 2012 Domestic Medium Term Note Programme with a programme limit of ZAR 6,000 million (or its equivalent in other currencies), under which both bonds and commercial paper may be issued by SABSA Holdings Limited, in each case guaranteed by SABMiller. On 28 March 2013, SABSA Holdings Limited issued ZAR 1,000 million 7.125% notes due March 2018.

2013 SABMiller Holdings Inc. Bonds

On 9 August 2013, SABMiller Holdings Inc. issued USD 750 million 2.200% notes due August 2018 and USD 350 million floating rate notes due August 2018, all guaranteed by SABMiller. The fixed rate notes are redeemable in whole, or in part, at any time at the option of SABMiller Holdings Inc. or SABMiller at a redemption price equal to the make-whole amount. All of the notes contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2013 SABMiller Holdings Inc. Commercial Paper Programme

On 30 September 2013, SABMiller Holdings Inc. established a commercial paper programme with a programme limit of USD 500 million (or its equivalent in other currencies). On 15 January 2015, the programme limit was increased to USD 1,000 million. Commercial paper issued under this programme is guaranteed by SABMiller.

Foster’s Guaranteed Medium Term Note Programme and Bonds

On 3 June 1996, FBG Finance Ltd issued USD 300 million 7.875% notes due June 2016 and on 28 June 2005, FBG Finance Ltd issued USD 300 million 5.875% notes due June 2035. All of these notes are guaranteed by Foster’s Group Pty Ltd (“Foster’s”). The 2035 notes are redeemable in whole or in part at any time at the option of FBG Finance Ltd at a redemption price equal to the make-whole amount.

On 21 July 2015, FBG Finance Pty Ltd and FBG Treasury (Aust) Pty Ltd established a Guaranteed Medium Term Note Programme with a programme limit of AUD 3,000 million. Notes under this programme may be issued by FBG Finance Pty Ltd and/or FBG Treasury (Aust) Pty Ltd, in each case guaranteed by SABMiller. On 7 August 2015, FBG Treasury (Aust) Pty Ltd issued AUD 700 million 3.75% notes due August 2020 under this programme. The notes are redeemable in whole or in part at any time at the option of FBG Treasury (Aust) Pty Ltd at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

SABMiller Holdings Inc. Contingent Guarantee

On 11 June 2012, SABMiller Holdings Inc. entered into a contingent guarantee of the obligations of SABMiller in respect of the SABMiller bonds and loan facilities described above and certain of SABMiller’s other present and future external borrowings. This guarantee takes effect upon the occurrence of certain insolvency events in relation to SABMiller.

Credit Rating

Since the SABMiller Group was first rated in 2003, and until July 2012, SABMiller was rated Baa1/stable outlook by Moody’s Investors Service (“Moody’s”) and BBB+/stable outlook by Standard & Poor’s Rating Services (“S&P”). In July 2012, S&P revised its rating to BBB+/positive outlook and Moody’s rating remained unchanged. In July 2014, S&P revised its rating to A-/stable outlook and in October 2014, Moody’s revised its rating to Baa1/positive outlook. In June 2015, Moody’s revised its rating to A3/stable outlook. In October 2015, the rating was placed on review with direction uncertain by Moody’s following the joint announcement of the Transaction. Any change in the SABMiller Group’s credit ratings could have a significant impact on its cost of debt capital and/or its ability to raise capital in the debt markets.

Research and Development

To ensure improved overall operational effectiveness, the SABMiller Group places considerable emphasis on research and development in the SABMiller Group’s global technical activities. This enables it to develop new products, packaging, processes and manufacturing technologies. During the year ended 31 March 2015, continued progress was made in the SABMiller Group’s research in the key areas of raw materials, brewing, flavor stability, packaging materials and energy and water saving. For the year ended 31 March 2015, the SABMiller Group spent USD 5 million (USD 4 million in the year ended 31 March 2014 and USD 4 million in the year ended 31 March 2013) on research and development.

Investments and Disposals

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites.

The SABMiller Group completed the sale of its investment in Tsogo Sun Holdings Limited, its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The SABMiller Group received net proceeds of USD 971 million, and realized a post-tax profit of USD 239 million.

In December 2013, the SABMiller Group acquired the trade and assets of a wine and spirits business in Africa for consideration of USD 42 million, of which USD 3 million was deferred.

On 17 September 2013, the SABMiller Group’s associate CR Snow completed the acquisition of the brewery business of Kingway Brewery Holdings Limited and the results of this business were included in the results of CR Snow from the second half of the financial year ended 31 March 2014.

In May 2013, the SABMiller Group completed the disposal of its non-core milk and juice business in Panama.

With effect from 1 January 2013, the SABMiller Group’s associate Anadolu Efes fully consolidated Coca-Cola Icecek AS, the Turkish soft drinks business in which it has a 50.26% interest.

The SABMiller Group completed the acquisition of a 60% interest in Darbrew Limited, a traditional beer business, in Tanzania in March 2013 for cash consideration of USD 6 million.

On 7 November 2012, Foster’s sold its 49.9% interest in Foster’s USA LLC to MillerCoors LLC for cash consideration. Foster’s USA LLC is now wholly owned by MillerCoors.

On 7 September 2012, the SABMiller Group completed the disposal of Foster’s interests in its Fijian beverage operations, Foster’s Group Pacific Limited, and on 28 September 2012, SABMiller completed the disposal of Foster’s soft drinks assets, both to Coca-Cola Amatil Limited.

Net Debt and Equity

The SABMiller Group defines net debt as gross debt (including borrowings, financing derivative financial instruments, overdrafts and finance leases) net of cash and cash equivalents (excluding overdrafts). Net debt is a financial performance indicator that is used by SABMiller management to highlight changes in its overall liquidity position. For reasons why the SABMiller Group believes presenting net debt is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

The following table provides a reconciliation of the SABMiller Group’s net debt to its interest bearing loans and borrowings as at 30 September 2015 and 31 March 2015 and 2014:

	30 September	31 March
	2015	2015	2014
	(unaudited)
	(USD million)
Interest bearing overdrafts, loans and borrowings	(11,952)	(12,491)	(16,996)
Cash and cash equivalents	629	965	2,081
Derivative financial instruments	841	1,114	663
Finance leases	(58)	(53)	(51)

Net debt(1)	(10,540)	(10,465)	(14,303)

Note:

(1)	See note 27c to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 and note 10c to SABMiller’s unaudited condensed consolidated financial statements as at 30 September 2015 and for the six-month periods ended 30 September 2015 and 2014.

Net debt as at 30 September 2015 was USD 10,540 million, a marginal increase of USD 75 million, compared with 31 March 2015 following the payment in August 2015 of the final dividend for the year ended 31 March 2015, materially offset by strong operating cash flow.

Net debt as at 31 March 2015 was USD 10,465 million, a decrease of USD 3,838 million, compared with 31 March 2014. Apart from strong cash flow from operations net of capital expenditures, this was primarily as a result of USD 1,278 million of currency exchange benefits from the SABMiller Group’s treasury risk management policy and the receipt of USD 971 million in proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun.

Consolidated equity attributable to equity holders of SABMiller as at 30 September 2015 was USD 22,812 million, compared with USD 24,355 million as at 31 March 2015. The decrease was primarily as a result of currency translation movements on foreign currency investments and the payment of the final dividend for the year ended 31 March 2015, partially offset by the profit for the period.

Consolidated equity attributable to equity holders of SABMiller as at 31 March 2015 was USD 24,355 million, compared with USD 27,482 million as at 31 March 2014. The decrease was primarily owing to the impact of the translation of local currency denominated net assets into U.S. dollars and the payment of dividends, partly offset by the profit for the year.

Further details on equity movements can be found in SABMiller’s consolidated statement of changes in equity in its audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015.

See “—Funding Sources—Borrowings” above for details of the SABMiller Group’s long-term debt.

Contractual Obligations and Contingencies

Contractual Obligations

The following tables reflect certain of the SABMiller Group’s contractual obligations, and the effect such obligations are expected to have on the SABMiller Group’s liquidity and cash flows in future periods, as at 31 March 2015:

		Payment Due By Period
Contractual Obligations	Contractual cash flows(1)	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(USD million)
Borrowings	(16,126)	(2,355)	(2,853)	(3,940)	(6,978)
Net settled derivative financial instruments	(40)	(32)	(6)	(2)	—
Gross settled derivative financial instruments—inflows	1,649	1,570	79	—	—
Gross settled derivative financial instruments—outflows	(1,733)	(1,653)	(80)	—	—
Trade and other payables	(3,172)	(3,158)	(14)	—	—
Financial guarantee contracts(2)	(122)	(122)	—	—	—

Total(3)	(19,544)	(5,750)	(2,874)	(3,942)	(6,978)

Notes:

(1)	Contractual cash flows are presented on an undiscounted basis.
(2)	The amounts disclosed for financial guarantee contracts represent the maximum possible cash outflows for guarantees provided in respect of associates’ and third-party bank facilities, which would only be payable upon the occurrence of certain default events. Should such events occur certain remedies are available that could mitigate the impact.
(3)	“Total” amounts refer to financial liabilities including interest payments.

Please refer to “—Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding the SABMiller Group’s short-term borrowings and long-term debt.

Please refer to note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015, and in particular to the discussions therein on “Liquidity Risk”, for more information regarding the maturity of the SABMiller Group’s contractual obligations, including interest payments and derivative financial assets and liabilities.

In addition to the contractual obligations set forth in the table above, at 31 March 2015, the SABMiller Group had USD 1,799 million of contracts placed for future expenditure not provided in its financial information. As at 31 March 2015, the SABMiller Group’s share of its joint ventures’ other commitments was USD 390 million. See “—Collateral and Contractual Commitments” below for further details of these commitments.

		Payment Due By Period
Contractual Lease Obligations	Contractual cash flows(1)	Less than 1 year	1-5 years	More than 5 years
	(USD million)
Operating lease commitments(1)	(358)	(110)	(213)	(35)
Finance lease commitments	(62)	(11)	(36)	(15)

Total(2)	(420)	(121)	(249)	(50)

Notes:

(1)	The amounts disclosed for operating lease commitments are minimum lease rentals to be paid under non-cancellable leases.
(2)	“Total” amounts refer to financial liabilities including interest payments.

Please refer to note 20 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for more information regarding the SABMiller Group’s finance lease obligations. Please refer to note 29 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for details of its operating lease commitments.

Information regarding the SABMiller Group’s pension and post-retirement commitments and funding arrangements is described in its Significant Accounting Policies and in note 30 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015. For the year ended 31 March 2015, the SABMiller Group’s income statement charge in relation to pension and other post-retirement benefits amounted to USD 125 million (year ended 31 March 2014: USD 124 million). Contributions to defined benefit pension schemes for 2016 are estimated to be USD 19 million.

Collateral and Contractual Commitments

The following table reflects the SABMiller Group’s collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as at 31 March 2015 and 2014:

	31 March
	2015	2014
	(USD million)
Collateral and financial guarantees received for own trade receivables	9	10
Contractual commitments to purchase property, plant and equipment	151	271
Contracts placed for future expenditure for intangible assets	1	16
Share of capital commitments of joint ventures	66	55
Guarantees to third parties	9	4
Other contingent liabilities	6	4

In addition, at 31 March 2015, the SABMiller Group had USD 1,799 million of contracts placed for future expenditure not provided in its financial information, compared with USD 3,736 million as at 31 March 2014. As at 31 March 2015, the SABMiller Group’s share of its joint ventures’ other commitments was USD 390 million, compared with USD 393 million as at 31 March 2014. Contracts placed for future expenditure primarily relate to minimum purchase commitments for raw materials and packaging materials. The SABMiller Group’s share of joint ventures’ other commitments primarily relate to MillerCoors’ various long-term non-cancellable advertising and promotion commitments.

Please refer to notes 16 and 29 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 for more information regarding collateral for trade receivables and contractual commitments for the acquisition of property, plant and equipment and other commitments.

Contingencies and Legal Proceedings

SABMiller and Altria entered into a tax matters agreement on 30 May 2002 to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The SABMiller Group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of its directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the SABMiller Group’s financial position, except insofar as already provided in SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015.

In addition, the SABMiller Group has exposures to various environmental risks. Although it is difficult to predict the SABMiller Group’s liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the SABMiller Group’s financial position, except insofar as already provided in SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015.

Other than as set forth below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened against the SABMiller Group of which the SABMiller Group is aware) which may have, or have had in the recent past, significant effects on the SABMiller Group’s financial position or profitability.

Demerged Entities

During the year ended 31 March 1998 the SABMiller Group recognized a provision of USD 73 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2015 USD 1 million (year ended 31 March 2014: USD 1 million) of this provision was utilized in regard to costs associated with SAB Ltd’s previously disposed of remaining retail interests. The residual balance of USD 6 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in the SABMiller Group’s previous audited consolidated financial statements, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd.

Taxation

The SABMiller Group has recognized various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of SABMiller Group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalized with the respective tax authorities.

Off-Balance Sheet Arrangements

The SABMiller Group does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which the SABMiller Group is subject.

Outlook and Trend Information

The SABMiller Group expects that growth will continue to be principally driven by its developing markets and through its focus on premiumization across all markets. The SABMiller Group anticipates that it will continue to be impacted by the depreciation of key operating currencies against the U.S. dollar in the current financial year, which has materially impacted its reported results.

Raw material input costs are anticipated to increase by low single digits in constant currency terms with some markets continuing to be impacted by foreign exchange movements on imported raw materials. The SABMiller Group expects to deliver more than USD 430 million of annualized savings by 31 March 2016, against its original target of USD 500 million per annum by 31 March 2018. Further savings of at least USD 550 million are expected by 2020, bringing the aggregate annual run rate for the cost and efficiency programme discussed above under “—Results of Operations” to at least USD 1,050 million.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, the SABMiller Group’s activities expose it to the following financial risks:

•	market risk (including foreign exchange, interest rate and price risk)

•	credit risk

•	liquidity risk

The directors are ultimately responsible for the establishment and oversight of the SABMiller Group’s risk management framework. An essential part of this framework is the role undertaken by the audit committee of the board, supported by the internal audit function, and by the chief financial officer, who in this regard is supported by the treasury committee and the SABMiller Group’s treasury function. Amongst other responsibilities, the audit committee reviews the internal control environment and risk management systems within the SABMiller Group and it reports its activities to the board. The board also receives a quarterly report on treasury activities, including confirmation of compliance with treasury risk management policies.

The SABMiller Group’s treasury function is responsible for the management of cash, borrowings and the financial risks arising in relation to interest rates, foreign exchange rates and the price risk of some commodities. The responsibility for the management of the remaining commodities exposures primarily lies with the centralized procurement function, SABMiller Procurement GmbH. Some of the risk management strategies include the use of derivatives in order to manage the currency, interest rate and commodities exposures arising from the SABMiller Group’s operations. It is the policy of the SABMiller Group that no trading in financial instruments be undertaken.

The SABMiller Group’s treasury policies are established to identify and analyze the financial risks faced by the SABMiller Group, to set appropriate risk limits and controls and to monitor exposures and adherence to limits.

The SABMiller Group’s assessment of its vulnerability to financial risks as at 31 March 2015 is more fully described in note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015.

Foreign exchange risk

The SABMiller Group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the SABMiller Group’s U.S. dollar reporting currency. The SABMiller Group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. As at 31 March 2015, an approximate nominal value of USD 3,691 million of borrowings had been swapped into currencies that match the currency of the underlying operations of the SABMiller Group, including the Australian dollar, Colombian peso, Czech koruna, Peruvian nuevo sol, Polish zloty and South African rand.

The SABMiller Group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures.

The SABMiller Group is also exposed to transactional currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of its SABMiller Group entities. These exposures are managed primarily by the SABMiller Group’s treasury function which, subject to regulatory constraints or currency market limitations, hedges a proportion of the foreign currency exposures estimated to arise over a period of up to 18 months. Committed transactional exposures that are certain are hedged fully without limitation in time. The SABMiller Group principally uses forward exchange contracts to hedge currency risk.

The SABMiller Group held foreign currency cash flow hedges totaling USD 1,892 million as at 31 March 2015. The foreign exchange gains or losses on these contracts are recorded in the cash flow hedging reserve until the hedged transactions occur, at which time the respective gains and losses are transferred to inventory, property, plant and equipment, goodwill or to the income statement as appropriate.

The SABMiller Group held net investment hedges totaling USD 3,111 million as at 31 March 2015. The foreign exchange gains or losses on these instruments are recorded in the net investment hedging reserve and partially offset the foreign currency translation risk on the SABMiller Group’s foreign currency net assets.

Interest rate risk

The SABMiller Group’s interest rate risk is monitored based on net debt exposures. As at 31 March 2015, 57% of net debt was in fixed rates taking into account interest rate derivatives. The SABMiller Group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which SABMiller Group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in SABMiller Group borrowings is managed through interest rate derivatives.

Price risk

Commodity price risk

The SABMiller Group is exposed to variability in the price of commodities used in the production or in the packaging of finished products, such as the price of malt, barley, sugar, diesel and aluminum. Commodity price risk is managed within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts.

As at 31 March 2015, the notional value of commodity derivatives amounted to USD 142 million, compared with USD 143 million as at 31 March 2014.

Equity securities price risk

The SABMiller Group is exposed to equity securities price risk because of investments held by the SABMiller Group and classified on the balance sheet as available-for-sale investments.

Credit risk

The SABMiller Group is exposed to credit risk if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments

The SABMiller Group limits its exposure to financial institutions by setting credit limits on a sliding scale based on its credit ratings and generally dealing only with counterparties with a minimum credit rating of BBB-from Standard & Poor’s and Fitch, and Baa3 from Moody’s. For banks with a lower credit rating, or with no international credit rating, a maximum limit of USD 5 million is applied, unless specific approval is obtained from either the chief financial officer or the audit committee of the board. The utilization of credit limits is regularly monitored. To reduce credit exposures, the SABMiller Group has ISDA Master Agreements with most of its counterparties for financial derivatives, which permit net settlement of assets and liabilities in certain circumstances.

Trade and other receivables

There is no significant concentration of credit risk with respect to trade receivables as the SABMiller Group has a large number of customers which are internationally dispersed. The type of customers range from wholesalers and distributors to smaller retailers. The SABMiller Group has implemented policies that require appropriate credit checks on potential customers before sales commence. Credit risk is managed by limiting the aggregate amount of exposure to any one counterparty.

The SABMiller Group considered its maximum credit risk to be USD 3,760 million as at 31 March 2015, which was the total of the SABMiller Group’s financial assets at that date, compared with USD 4,480 million as at 31 March 2014.

Liquidity risk

The SABMiller Group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the SABMiller Group ensures that it is not overly reliant on any particular liquidity source or that maturities of borrowings sourced in this way are not overly concentrated.

Subsidiaries have access to local bank credit facilities, but are principally funded by the SABMiller Group.

Liquidity risk faced by the SABMiller Group is mitigated by having diverse sources of finance available to it and by maintaining substantial unutilized banking facilities and reserve borrowing capacity, as indicated by the level of undrawn facilities. See note 21c to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015

As at 30 September 2015, the SABMiller Group had the following core lines of credit that were available for general corporate purposes:

•	SABMiller: USD 2,500 million committed syndicated revolving credit facility, which is due to expire in May 2020.

•	SABMiller Holdings Inc.: USD 1,000 million committed syndicated revolving credit facility, which is due to expire in May 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “pro forma financial information”) is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction and the Transaction-related divestitures described herein, including the financing structure established to fund the Transaction. The pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the combined group for any future date or period.

The pro forma financial information should be read in conjunction with:

•	AB InBev’s audited consolidated financial statements and related notes contained in AB InBev’s Annual Report on Form 20-F as of and for the fiscal year ended 31 December 2015;

•	SABMiller’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2015, attached as Exhibit 99.1 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015; and SABMiller’s unaudited condensed consolidated financial statements and related notes as of and for the six months ended 30 September 2015, attached as Exhibit 99.2 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015.

AB InBev’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union. SABMiller’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev, and are based on limited information available. The pro forma financial information also includes adjustments to reflect the financing structure to fund the Transaction. These adjustments reflect AB InBev’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the Transaction and may vary from these preliminary estimates.

The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of this publication. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial information.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions. As described above, AB InBev has announced its agreement with Molson Coors for the sale of SABMiller’s interests in the MillerCoors joint venture and the Miller brand portfolio outside of the U.S., the offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and its agreement with China Resources Beer (Holdings) Co. Ltd for the sale of SABMiller’s interests in CR Snow, and it may consider other potential asset or business divestitures in connection with the Transaction which may be material to the Combined Group. Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

AB InBev

Unaudited Pro Forma Condensed Combined Income Statement

			Pro forma adjustments (US$m)
	Historical AB InBev for the fiscal year ended 31 December 2015	Adjusted SABMiller for the 12 months ended 30 September 2015(2)	Acquisition adjustments(4)	Financing adjustments(3)	Divestitures adjustments(6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	43,604	15,552	—	—	(1,126)	58,030
Cost of sales	(17,137)	(5,761)	(14)	—	532	(22,380)

Gross profit	26,467	9,791	(14)	—	(594)	35,650
Distribution expenses	(4,259)	(1,493)	(1)	—	73	(5,680)
Sales and marketing expenses	(6,913)	(2,327)	302	—	290	(8,648)
Administrative expenses	(2,560)	(1,882)	(1)	—	80	(4,363)
Other operating income/(expenses)	1,032	96	—	—	(39)	1,089

Restructuring (including impairment losses)	(171)	(90)	—	—	3	(258)
Business and asset disposal (including impairment losses)	524	58	—	—	—	582
Acquisition costs business combinations	(55)	—	34	—	—	(21)
Impairment of assets	(82)	(313)	—	—	—	(395)
Judicial settlement	(80)	—	—	—	—	(80)

Profit from operations	13,904	3,840	320	—	(187)	17,876
Finance cost	(3,142)	(887)	725	(2,047)	—	(5,351)
Finance income	1,689	348	—	—	—	2,037

Net finance cost	(1,453)	(539)	725	(2,047)	—	(3,314)
Share of result of associates and joint ventures	10	1,029	66	—	(921)	184

Profit before tax	12,461	4,330	1,111	(2,047)	(1,108)	14,746
Income tax expense	(2,594)	(1,113)	(94)	—	210	(3,591)

Profit	9,867	3,217	1,017	(2,047)	(898)	11,155

Attributable to:
Equity holders of AB InBev (“parent”)	8,273	2,965	997	(2,047)	(898)	9,289
Non-controlling interest	1,594	252	20	—	—	1,866
Earnings per share
Basic	5.05					4.75 (5)
Diluted	4.96					4.68 (5)
Basic weighted average number of ordinary shares	1,638		317			1,955 (5)
Diluted weighted average number of ordinary shares	1,668		317			1,985 (5)

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet

	Historical AB InBev as of 31 December 2015	Adjusted SABMiller as of 30 September 2015(2)	Pro forma adjustments (US$m)
			Acquisition adjustments(4)	Financing adjustments(3)	Divestiture adjustments(6)	Total pro forma combined
	US$m	US$m				US$m
Assets
Non-current assets
Property, plant and equipment	18,952	7,544	466	—	—	26,962
Goodwill	65,061	13,721	70,808	—	—	149,590
Intangible assets	29,677	6,366	10,903	—	—	46,946
Investments in associates	212	4,518	782	—	—	5,512
Investments in joint ventures	—	5,321	(5,321)	—	—	—
Investment securities	48	19	(1)	—	—	66
Deferred tax assets	1,181	160	(71)	—	—	1,270
Employee benefits	2	—	—	—	—	2
Derivatives	295	519	—	—	—	814
Trade and other receivables	913	118	(12)	—	—	1,019

	116,341	38,286	77,554	—	—	232,181
Current assets
Investment securities	55	—	—	—	—	55
Inventories	2,862	981	(88)	—	—	3,755
Income tax receivable	687	197	—	—	—	884
Derivatives	3,268	434	—	—	—	3,702
Trade and other receivables	4,451	1,726	(163)	—	—	6,014
Cash and cash equivalents	6,923	629	(67,723)	61,141	16,387	17,357
Assets held for sale	48	—	16,387	—	(16,387)	48

	18,294	3,967	(51,587)	61,141	—	31,815

Total assets	134,635	42,253	25,967	61,141	—	263,996

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet

	Historical AB InBev as of 31 December 2015	Adjusted SABMiller as of 30 September 2015(2)	Pro forma adjustments (US$m)
			Acquisition adjustments(4)	Financing adjustments(3)	Divestiture adjustments(6)	Total pro forma combined
	US$m	US$m				US$m
Equity
Issued capital	1,736	168	98	—	—	2,002
Share premium	17,620	6,809	28,747	—	—	53,176
Reserves	(13,168)	(3,538)	3,538	—	—	(13,168)
Retained earnings	35,949	18,204	(18,204)	(2,542)	—	33,407

Equity attributable to equity holders of AB InBev	42,137	21,643	14,179	(2,542)	—	75,417
Non-controlling interest	3,582	1,169	4,197	—	—	8,948

	45,719	22,812	18,376	(2,542)	—	84,365

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	43,541	10,752	507	64,371	—	119,171
Employee benefits	2,725	178	(14)	—	—	2,889
Deferred tax liabilities	11,961	2,134	7,403	—	(4,635)	16,863
Derivatives	315	19	—	—	—	334
Trade and other payables	1,241	21	—	—	—	1,262
Provisions	677	116	(23)	—	—	770

	60,460	13,220	7,873	64,371	(4,635)	141,289
Current liabilities
Bank overdrafts	13	204	—	—	—	217
Interest-bearing loans and borrowings	5,912	1,054	—	—	—	6,966
Income tax payable	669	929	(11)	—	4,635	6,222
Derivatives	3,980	63	—	(688)	—	3,355
Trade and other payables	17,662	3,711	(264)	—	—	21,109
Provisions	220	260	(7)	—	—	473

	28,456	6,221	(282)	(688)	4,635	38,342

Total equity and liabilities	134,635	42,253	25,967	61,141	—	263,996

Note 1. Basis of preparation

The pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction and the Transaction-related divestitures, including the financing structure established to fund the Transaction. The pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the combined group for any future dates or periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Financial information of SABMiller as of and for the fiscal year ended 31 March 2016 is not yet available. Since the financial statement periods ended 31 December 2015 and 30 September 2015 differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and financial information for SABMiller for the twelve months ended 30 September 2015 have been used in preparation of the 2015 pro forma income statement. The twelve months ended 30 September 2015 were calculated by starting with audited income statement of SABMiller for the fiscal year ended 31 March 2015, adding in the unaudited income statement for the six months ended 30 September 2015 and subtracting the unaudited income statement for the six months ended 30 September 2014. Financial information for AB InBev as of 31 December 2015 and financial information for SABMiller as of 30 September 2015 have been used in the preparation of the pro forma balance sheet.

The 2015 pro forma income statement is based on the assumption that the Transaction was completed on 1 January 2015. The pro forma balance sheet as of 31 December 2015 is based on the assumption that the Transaction was completed on that day.

Pro forma adjustments reflected in the pro forma balance sheet are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related divestitures. Pro forma adjustments reflected in the pro forma income statement are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related divestitures, and which are expected to have a continuing impact on AB InBev’s results of operations. Any nonrecurring items directly attributable to the Transaction, the Transaction-related financing and the Transaction-related divestitures are included in the pro forma balance sheet, but not in the pro forma income statement. In contrast, any nonrecurring items that were already included in AB InBev’s or SABMiller’s historical consolidated financial statements that are not directly related to the Transaction, the Transaction-related financing and the Transaction-related divestitures have not been eliminated. Such pro forma adjustments are described in further detail in Note 3 and Note 4. The pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be generated in future periods.

Certain pro forma adjustments have been made to align SABMiller’s financial statement presentation and accounting policies under IFRS to those of AB InBev, which are further described in Note 2.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma condensed combined financial information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded, or, where applicable, an estimated effective tax rate. The blended statutory rate and the effective tax rate of the combined group could be significantly different depending on the post-Transaction activities, and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to SABMiller’s financial statements

Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev. These pro forma adjustments, set forth in the tables below, reflect AB InBev’s best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

	Historical SABMiller for the 12 months ended 30 September 2015	Pro forma reclassifications and accounting policy adjustments(a)	Adjusted SABMiller for the 12 months ended 30 September 2015
	US$m	US$m	US$m
Revenue	20,754	(5,202)	15,552
Cost of sales	—	(5,761)	(5,761)

Gross profit	20,754	(10,963)	9,791
Net operating expenses	(16,909)	16,909	—
Distribution expenses	—	(1,493)	(1,493)
Sales and marketing expenses	—	(2,327)	(2,327)
Administrative expenses	—	(1,882)	(1,882)
Other operating income/(expenses)	—	96	96

Restructuring (including impairment losses)	—	(90)	(90)
Business and asset disposal (including impairment losses)	—	58	58
Other impairment losses	—	(313)	(313)

Profit from operations	3,845	(5)	3,840
Finance cost	(887)	—	(887)
Finance income	343	5	348

Net finance cost	(544)	5	(539)
Share of result of associates and joint ventures	1,029	—	1,029

Profit before tax	4,330	—	4,330
Taxation	(1,113)	—	(1,113)

Profit	3,217	—	3,217

Attributable to:
Equity holders of the parent	2,965		2,965
Non-controlling interest	252		252

	Historical SABMiller as of 30 September 2015	Pro forma reclassifications adjustments(b)	Adjusted SABMiller as of 30 September 2015
	US$m	US$m	US$m
Assets
Non-current assets
Property, plant and equipment	7,544	—	7,544
Goodwill	13,721	—	13,721
Intangible assets	6,366	—	6,366
Investments in associates	4,518	—	4,518
Investments in joint ventures	5,321	—	5,321
Available for sale investments	19	(19)	—
Investment securities	—	19	19
Derivative financial instruments	519	—	519
Deferred tax assets	160	—	160
Trade and other receivables	118	—	118

	38,286	—	38,286
Current assets
Inventories	981	—	981
Income tax receivable	197	—	197
Derivative financial instruments	434	—	434
Trade and other receivables	1,726	—	1,726
Cash and cash equivalents	629	—	629

	3,967	—	3,967

Total assets	42,253	—	42,253

Equity
Issued capital	168	—	168
Share premium	6,809	—	6,809
Merger relief reserve	3,628	(3,628)	—
Reserves	(7,166)	3,628	(3,538)
Retained earnings	18,204	—	18,204

Equity attributable to equity holders of the parent	21,643	—	21,643
Non-controlling interest	1,169	—	1,169

	22,812	—	22,812

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	10,752	—	10,752
Employee benefits	—	178	178
Deferred tax liabilities	2,134	—	2,134
Derivative financial instruments	19	—	19
Trade and other payables	21	—	21
Provisions	294	(178)	116

	13,220	—	13,220
Current liabilities
Bank overdrafts	—	204	204
Interest-bearing loans and borrowings	1,258	(204)	1,054
Income tax payable	929	—	929
Derivative financial instruments	63	—	63
Trade and other payables	3,711	—	3,711
Provisions	260	—	260

	6,221	—	6,221

Total equity and liabilities	42,253	—	42,253

Pro forma income statement reclassifications and accounting policy adjustments

The following pro forma classification adjustments have been made to SABMiller’s income statement in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

Presentation of net operating costs based on function (cost of sales, distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses) rather than based on nature;

•	Reclassification of excise taxes on a gross basis out of net operating expenses to a net basis within revenue, resulting in an offsetting adjustment to revenue and net operating expenses of USD 5.2 billion.

•	Separate disclosure of exceptional items, including restructuring, business and asset disposals and other impairment losses line items in accordance with AB InBev’s disclosure policy.

Pro forma balance sheet reclassifications

The following pro forma classification adjustments have been made to SABMiller’s balance sheet in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

•	Available for sale investments are included as part of investment securities;

•	Merger relief reserve is included as part of reserves;

•	Separate disclosure of employee benefits on the face of the balance sheet; and

•	Separate disclosure of bank overdrafts on the face of the balance sheet.

Note 3. Pro forma adjustments relating to financing

Sources of funding

On 28 October 2015, AB InBev entered into the Senior Facilities Agreement, pursuant to which several lending institutions have agreed, subject to limited conditions, to provide the financing necessary to pay the cash portion of the consideration payable to SABMiller’s shareholders upon completion of the Transaction, the option shares (see Note 4(a)(ii) and (iii)) and provide the financing for fees, costs and expenses in connection with the Transaction:

•	Disposals Bridge Facility: A USD 10.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility A: A USD 15.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility B: A USD 15.0 billion multicurrency two year term loan facility;

•	Term Facility A: A USD 25.0 billion multicurrency three year term loan facility; and

•	Term Facility B: A USD 10.0 billion multicurrency five year term loan facility.

Each facility bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan in euro) plus margins ranging from 0.85% to 1.45%. The applicable margin is based on AB InBev’s credit rating as assessed by S&P and by Moody’s. As the applicable margin to be applied is determined on a facility by facility basis, there are differing interest rates applied to each facility.

For the purposes of the pro forma financial information, AB InBev expects to receive proceeds of USD 20.0 billion from the Disposals Bridge Facility and from Term Facility B. USD 10.0 billion of the net proceeds from the Transaction-related divestitures described herein will be used to cancel the Disposals Bridge Facility in entirety. Further details for the calculation of the cash purchase consideration are included in Note 4(a)(ii).

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of USD 1.0 billion to cancel or repay the commitments or outstanding loans under the three bridge facilities, and is required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions) to cancel or repay the commitments or outstanding loans under the two Cash/DCM bridge facilities.

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

•	USD 4.0 billion aggregate principal amount of fixed rate Notes due 1 February 2019 bearing interest at an annual rate of 1.900%;

•	USD 7.5 billion aggregate principal amount of fixed rate Notes due 1 February 2021 bearing interest at an annual rate of 2.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2023 bearing interest at an annual rate of 3.300%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2026 bearing interest at an annual rate of 3.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2036 bearing interest at an annual rate of 4.700%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2046 bearing interest at an annual rate of 4.900%; and

•	USD 500 million aggregate principal amount of floating rate Notes due 1 February 2021 bearing interest at an annual rate of 126 basis points above three-month LIBOR.

On 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”).

The above bond issuances result in aggregate net proceeds of approximately USD 47.0 billion. Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration to be used for the Transaction. USD 4.5 billion of the net proceeds are estimated to be used for general corporate purposes and have therefore not been reflected in the pro forma financial information.

Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel the Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B for an aggregate principal amount of USD 30.0 billion in accordance with the mandatory prepayment provisions of the Senior Facilities Agreement. AB InBev also voluntarily cancelled USD 12.5 billion of Term Facility A, as permitted under the terms of the Senior Facilities Agreement.

On 16 March 2016, AB InBev announced that it had completed the pricing of EUR 13.25 billion aggregate principal amount of bonds. The bonds comprise the following series (collectively, the “March 2016 Notes”):

•	EUR 1.3 billion aggregate principal amount of floating rate Notes due 17 March 2020;

•	EUR 1.8 billion aggregate principal amount of fixed rate Notes due 17 March 2020 bearing interest at an annual rate of 0.625%;

•	EUR 2.0 billion aggregate principal amount of fixed rate Notes due 17 March 2022 bearing interest at an annual rate of 0.875%;

•	EUR 2.5 billion aggregate principal amount of fixed rate Notes due 17 March 2025 bearing interest at an annual rate of 1.500%;

•	EUR 3.0 billion aggregate principal amount of fixed rate Notes due 17 March 2028 bearing interest at an annual rate of 2.000%; and

•	EUR 2.8 billion aggregate principal amount of fixed rate Notes due 17 March 2036 bearing interest at an annual rate of 2.750%.

The aggregate proceeds of the March 2016 issuance are approximately USD 14.5 billion, translated into US dollars for the purposes of this pro forma financial information at a rate of USD 1.0907 per euro.

Substantially all of the net proceeds of the March 2016 Notes will be used to fund a portion of the cash consideration to be used for the Transaction. Following the receipt of these proceeds, AB InBev voluntarily cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the Senior Facilities Agreement. USD 2.0 billion of the net proceeds are estimated to be used for general corporate purposes and have therefore not been reflected in the pro forma financial information.

The financing adjustment to cash reflected in the pro forma balance sheet is as follows:

(US$m)
Gross proceeds net of financing costs:
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	10,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Total sources of funding	75,000
Less: Payment of estimated transaction costs, net of tax, expected to be incurred by AB InBev and SABMiller	(1,000	)(i)
Less: Non-qualifying portion of economic hedge	(2,230	)(ii)
Less: Debt issuance costs	(629	)(iii)
Less: Proceeds from Divestitures, net of tax, used to paydown Disposals Bridge Facility	(10,000	)(iv)

Total cash financing adjustment	61,141

The following represents the reconciliation from the total sources of funding detailed above to the debt adjustment in the pro forma balance sheet as of 31 December 2015:

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	10,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Total gross proceeds	75,000
Less: Debt issuance costs	(629	)(iii)

Total net proceeds	74,371
Less: Proceeds from Divestitures, net of tax, used to paydown Disposals Bridge Facility	(10,000	)(iv)

Total debt adjustment	64,371

Current portion of debt adjustment	—
Non-current portion of debt adjustment	64,371

Total debt adjustment	64,371

(i)	AB InBev and SABMiller expect to incur approximately USD 1.0 billion in transaction costs in conjunction with the Transaction, the Transaction-related financing and the Transaction-related divestitures, which include advisory, legal, audit, valuation and other fees and costs. These costs are presented in the pro forma balance sheet as a reduction in cash and a corresponding reduction in retained earnings.

(ii)	As of 31 December 2015, AB InBev entered into derivative foreign exchange forward contracts with respect to GBP 45.0 billion of the purchase price, to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling, of which GBP 15.7 billion did not qualify for hedge accounting. Considering the spot rate of USD 1.3878 per pound sterling as at 29 February 2016, the non-qualifying portion of the hedged cash consideration is approximately USD 2.2 billion, where USD 688 million was previously recorded as a derivative liability in the historical balance sheet of AB InBev as at 31 December 2015. For the purposes of the pro forma balance sheet, it has been assumed that this USD 2.2 billion derivative liability has been settled in connection with the purchase consideration. Please refer to note 4a(v) for further discussion of this derivative contract.

(iii)	In relation to the Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, AB InBev will pay USD 135 million, USD 377 million and USD 117 million of debt issuance costs, respectively.

(iv)	Proceeds from the divestiture of the MillerCoors joint venture and the Miller brand portfolio outside of the U.S. are estimated to be USD 12.0 billion before taxes and USD 7.5 billion after tax, assuming an estimated weighted average statutory tax rate of 37.5%.

Proceeds from the divestiture of the CR Snow joint venture are estimated to be USD 1.6 billion before taxes and USD 1.4 billion after tax, assuming an estimated weighted average statutory tax rate of 10%.

Proceeds from the European divestiture (assuming Asahi’s offer is accepted) are estimated to be USD 2.8 billion before and after taxes.

Under the terms of the Senior Facilities Agreement, the net proceeds from the Transaction-related divestitures described herein are required to be used to pay down and cancel the Disposals Bridge Facility. As a result, the proceeds from the Disposals Bridge Facility are presented net of USD 10.0 billion of the USD 11.7 billion in net proceeds received from the Transaction-related divestitures within the pro forma financial information. The remaining USD 1.7 billion in net proceeds are presented as excess cash proceeds from the Transaction-related divestitures.

For the purposes of the pro forma interest expense, it is assumed that the facility was fully paid down as of 1 January 2015. For the purposes of the pro forma debt adjustment, it is assumed that the facility was fully paid down as of 31 December 2015.

Interest expense

Interest expense in the 2015 pro forma income statement has been adjusted as follows based on the expected sources of funding described above:

(US$m)	Average principal	Interest rate	Interest expense
Term Facility B	10,000	1.88%	188
January 2016 Notes	42,500	3.74%	1,591
March 2016 Notes	12,500	1.57%	197

Total average principal	65,000		1,976
Debt issuance costs amortization - Senior Facilities Agreement	N/A	N/A	34
Debt issuance costs amortization - January 2016 Notes	N/A	N/A	26
Debt issuance costs amortization - March 2016 Notes	N/A	N/A	11

Total adjustment to interest expense			2,047

Pro forma adjustments to finance cost in the pro forma income statement includes an adjustment to reflect the additional interest charges under Term Facility B, the January 2016 Notes and the March 2016 Notes. Term Facility B bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan denominated in euro) plus an applicable margin of 1.25%, as if the borrowing of USD 10.0 billion had occurred on 1 January 2015 for the pro forma income statement.

As of 29 February 2016 AB InBev’s credit rating is A- and A2 with S&P and Moody’s, respectively. For purposes of the interest expense calculation relating to the Senior Facilities Agreement, AB InBev has assumed an interest rate based on the applicable margin matrix within the Senior Facilities Agreement for a credit rating of A-/A3. AB InBev has also considered the variability of the applicable margin based on the Company’s credit rating in accordance with the applicable margin matrix which includes a maximum rating of “A+/A1” to a minimum rating of “BBB-/Baa3 or lower (or no rating)”. A change in the credit rating of the Company from A-/A3 to BBB-/Baa3 or lower (or no rating) would increase the interest expense for the 2015 pro forma income statement by approximately USD 20 million. A change in the credit rating of the Company from A-/A3 to A+/A1 would decrease the interest expense for the 2015 pro forma income statement by approximately USD 25 million.

For the purposes of the interest expense calculation relating to the January 2016 Notes, a weighted average interest rate of 3.74% has been applied to the USD 42.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of the interest expense calculation relating to the March 2016 Notes, a weighted average interest rate of 1.57% has been applied to the USD 12.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of calculating the above interest expense, a three month US dollar LIBOR rate of 0.63310% (plus applicable margin) as of 29 February 2016 has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the 2015 pro forma income statement by approximately USD 15 million.

In addition to incremental interest charges, AB InBev has also recorded a pro forma adjustment for debt issuance costs amortization relating to the Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, which will be deferred and amortized over the duration of the borrowing in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union.

For the purposes of this pro forma financial information, it has been assumed that the interest expense on the debt financing incurred to fund the Transaction will not be deductible for tax purposes. This assumption may be subject to change and may not be reflective of the deductions that will be available in future periods after completion of the Transaction.

For the purposes of the pro forma financial information, AB InBev has assumed that the new borrowings under Term Facility B, the January 2016 Notes and the March 2016 Notes will remain unchanged during the fiscal year ended 31 December 2015.

AB InBev may continue to seek alternatives to refinance a portion of the Senior Facilities Agreement in order to achieve its long term capital structure target. Except as noted for the Disposals Bridge Facility, the January 2016 Notes and the March 2016 Notes, for the purposes of this pro forma financial information, AB InBev has assumed that no such financings, refinancings or repayments have occurred.

Note 4. Pro forma adjustments related to the Transaction

Preliminary purchase consideration and allocation

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business Combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available. The actual fair values will be determined upon the completion of the Transaction and may vary from these estimates.

The estimated purchase consideration is calculated as follows:

			Offer per SABMiller share		Transaction equity value
			Share exchange ratio	Cash consideration per share (£)	Newbelco restricted shares	Cash consideration (£m)	Total equity value (£m)
SABMiller shares to be paid at £44 per share	999,630,463			44	—	43,984	43,984	(iii)
SABMiller shares to be exchanged for Newbelco resticted shares	655,000,000		0.483969	3.7788	25,812	2,475	28,287	(ii)

Total SABMiller shares issued	1,654,630,463	(i)			25,812	46,459	72,271

Total equity value (£m)							72,271
Less: Estimated proceeds from options and share appreciation rights (SARs)							(648	)(iv)

Total consideration, net of share option proceeds (£m)							71,623

Total consideration, net of share option proceeds ($m)							105,775	(v)
Less: Non-qualifying portion of economic hedge							(2,230	)(v)

Purchase consideration, net of share option proceeds ($m)							103,545
Add: Fair market value of total debt assumed, including overdrafts							12,517	(vi)
Less: Total cash acquired							(629)

Purchase consideration, including debt assumed and net of cash acquired							115,433

The preliminary allocation of purchase consideration to fair value of assets acquired is as follows:

(US$m)
Net book value of the acquired assets and liabilities	19,303
Property, plant and equipment	1,041	(vi)
Intangible assets	11,533	(vi)
Investments in associates	2,366	(vi)
Deferred taxes, net	(7,546	)(vii)
Noncontrolling interests	(4,197	)(viii)
Assets held for sale	8,404	(vi)
Goodwill	84,529	(ix)

Total allocation	115,433

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

(i)	The 1,654,630,463 issued shares includes ordinary shares outstanding of 1,619,269,166 and total dilutive securities outstanding of 47,071,951, netted off against 11,710,654 ordinary shares held in the SABMiller’s Employee Benefit Trust, on 10 November 2015.

(ii)	Under the terms of the Transaction, SABMiller shareholders who have elected the Partial Share Alternative will be entitled to receive GBP 3.7788 in cash and 0.483969 unlisted restricted shares of Newbelco in exchange for each SABMiller ordinary share held. Shareholders of AB InBev will receive one new ordinary share in Newbelco for each AB InBev ordinary share held at the record date.

The pro forma adjustment is based on Altria and BEVCO irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively). Altria and BEVCO collectively hold a total of 655,000,000 SABMiller shares out of the 1,654,630,463 SABMiller shares as of 10 November 2015 and subject to the Partial Share Alternative. At an exchange ratio of 0.483969, Altria and BEVCO would thus require 316,999,695 Newbelco restricted shares to be issued.

AB InBev entered into derivative instruments in relation to the Newbelco shares to be issued in relation to the Transaction, to hedge against exposure to changes in the share price of AB InBev. As of 31 December 2015, such derivatives did not qualify for hedge accounting and therefore, no effect has been given to this hedge within the calculation of the stock portion of the purchase consideration for pro forma purposes.

The stock portion of the purchase consideration in relation to the Partial Share Alternative of GBP 25.8 billion has been calculated using AB InBev’s closing share price on 29 February 2016 of EUR 103.60 translated into pound sterling at a rate of EUR 1.2723 per pound sterling as of 29 February 2016 per Newbelco restricted shares to be issued for 316,999,695 Newbelco restricted shares.

The cash portion of the purchase consideration in relation to the Partial Share Alternative of GBP 2.5 billion has been calculated as GBP 3.7788 per SABMiller share, for 655,000,000 shares held.

The Partial Share Alternative is limited to a maximum of 326,000,000 restricted shares and, to the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the Transaction. The actual purchase consideration may fluctuate until this maximum is met, which would result in a corresponding decrease of USD 61 million in purchase consideration.

The actual purchase consideration will fluctuate until the date of Transaction and therefore, the final valuation could differ significantly from the current estimate. A hypothetical 5% change in the price of AB InBev ordinary shares would result in a corresponding increase or decrease in the total purchase consideration of USD 1.8 billion, using a rate of USD 1.0907 US dollars per euro and all other factors remaining constant.

(iii)	Under the terms of the Transaction, SABMiller shareholders who have not elected the Partial Share Alternative will be entitled to GBP 44.00 for each of SABMiller’s ordinary shares. The remaining 999,630,463 of the 1,654,630,463 SABMiller shares as of 10 November 2015, reflect the amount of shares that are not part of any irrevocable undertakings and thus represent the maximum number of shares that can be exchanged as part of the cash election. The cash purchase consideration related to the cash election of GBP 44.0 billion has been calculated as GBP 44.00 per SABMiller share, for 999,630,463 shares held.

The actual number of shares exchanged under the cash election and related purchase consideration may fluctuate to the extent that the elections for the Partial Share Alternative are satisfied to their maximum amounts as described in Note 4(a)(ii) above.

(iv)	The proceeds reflected in the previous table are based on the assumed exercise of 18,523,184 GBP denominated and 8,427,785 ZAR denominated share options and stock appreciation rights, respectively, outstanding on 10 November 2015 with a weighted average exercise price of GBP 26.70 and ZAR 391.28 (GBP 18.04), respectively, and 52,381 cash settled stock appreciation rights with a weighted average exercise price of GBP 28.09.
(v)	AB InBev incurred USD 759 million in costs related to the Transaction during the fiscal year ended 31 December 2015, of which USD 34 million related to advisory, legal, audit, valuation and other fees and costs, USD 688 million related to derivative foreign exchange forward contracts entered into with respect to GBP 45.0 billion of the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling, USD 19 million related to commitment fees for Senior Facilities Agreement and USD 18 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction. For the purposes of the pro forma financial information, an adjustment has been made to remove those costs from the 2015 pro forma income statement as they are non-recurring charges directly relating to the Transaction.

SABMiller did not incur any transaction costs during the twelve months ended 30 September 2015; therefore, no adjustment has been made in the pro forma income statement.

AB InBev entered into derivative foreign exchange forward contracts with respect to GBP 45.0 billion of the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the payment of the cash purchase consideration in pound sterling.

As of 31 December 2015, GBP 29.3 billion of the hedged cash consideration qualified for hedge accounting and has been translated using a fixed exchange rate of USD 1.5295 per pound sterling as a result of these foreign exchange forward contracts. The hedged cash consideration that did not qualify for hedge accounting of GBP 15.7 billion has been translated into US dollars at a fixed exchange rate of USD 1.5295 per pound sterling, but has been considered in the calculation of the purchase consideration for pro forma purposes at the spot rate of USD 1.3878 per pound sterling as at 29 February 2016. The resulting adjustment to the purchase consideration to reflect the hedged cash consideration that did not qualify for hedge accounting is approximately USD 2.2 billion. The remaining unhedged cash consideration of GBP 1.5 billion, the proceeds on exercise of share options of GBP 648 million and the total value of Newbelco shares to be issued of GBP 25.8 billion have been translated at the spot rate of USD 1.3878 per pound sterling. Refer to the calculation as follows:

	£m	$m
Economically hedged cash consideration	45,000	68,828
Unhedged cash consideration	1,459	2,025

Cash consideration	46,459	70,853
Estimated proceeds from options and SARs	(648)	(900)
Total value of Newbelco shares to be issued	25,812	35,822

Total consideration, net of share option proceeds	71,623	105,775
Non-qualifying portion of economic hedge		(2,230)

Purchase consideration, net of share option proceeds		103,545

(vi)	Except as discussed below, the carrying value of SABMiller’s assets and liabilities are considered to approximate their fair values.

At 31 December 2015, the fair value of SABMiller’s debt, including overdrafts, is estimated to be USD 12.5 billion compared to a carrying value of USD 12.0 billion, resulting in an adjustment of USD 507 million. The adjustment is based on fair value estimates of publicly traded debt as of 29 February 2016. The book value of debt has been adjusted to reflect the premium at which SABMiller’s debt trades in public markets.

At 31 December 2015, the fair value of SABMiller’s property, plant and equipment is estimated to be USD 8.0 billion or a net increase of USD 466 million compared to a carrying value of USD 7.5 billion. The net increase results from a fair value adjustment of USD 1.0 billion and a reclassification of USD 575 million of property, plant and equipment relating to the Transaction-related divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 28.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining property, plant and equipment is estimated to be USD 298 million. The preliminary fair value estimates of property, plant and equipment have been determined by using a version of the indirect method of the cost approach. A secondary method of review was undertaken that consists of a benchmarking analysis, which compares the calculated value to net book value by asset category. However, a detailed analysis has not been completed and actual results may differ from these estimates.

At 31 December 2015, the fair value of SABMiller’s intangible assets is estimated to be USD 17.3 billion or a net increase of USD 10.9 billion compared to a carrying value of USD 6.4 billion. The net increase results from a fair value adjustment of USD 11.5 billion and a reclassification of USD 635 million of intangible assets relating to the Transaction-related divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 28.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining intangible assets is estimated to be USD 3.3 billion. The primary intangible assets include brands and contracts, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data, as well as the income approach. The assumptions used by AB InBev to arrive at the estimated fair value of the identifiable intangible assets are derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates. AB InBev considers brands as intangibles with indefinite life.

Depreciation and amortization expense has been adjusted in the 2015 pro forma income statement to reflect a decrease of USD 286 million. The adjustment includes the reversal of amortization of brands and certain distribution rights reported in the SABMiller income statement for the twelve months ended 30 September 2015, as AB InBev considers brands and certain distribution rights, as intangible assets with indefinite useful lives, per AB InBev’s accounting policy. This adjustment is further based on the estimated weighted average useful lives and the estimated fair value for identified amortizable intangible assets (excluding brands and certain distribution rights) and property, plant and equipment. The related estimated increase to income tax expense for the 2015 pro forma income is USD 94 million.

At 31 December 2015, the fair value of investments in associates is estimated to be USD 5.3 billion, a net increase of USD 782 million compared to a carrying value of USD 4.5 billion. The net increase results from a fair value adjustment of USD 2.4 billion and a reclassification of USD 1.6 billion of investments in associates relating to the Transaction-related divestitures to the assets held for sale category. For public entities, fair value estimates are based on market data as of 29 February 2016. For non-public entities, the preliminary fair value estimates are based on the market approach or cost approach, as appropriate.

At 31 December 2015, the fair value of assets held for sale (the Transaction-related divestitures) is estimated to be USD 16.4 billion compared to a carrying value of USD 8.0 billion, resulting in an adjustment of USD 8.4 billion. The preliminary fair value estimate has been determined with reference to the USD 12.0 billion purchase price under the terms of the agreement entered into with Molson Coors on 11 November 2015, the USD 1.6 billion purchase price under the terms of the agreement with China Resources Beer (Holdings) Co. Ltd and the EUR 2.6 billion (USD 2.8 billion) purchase price under the terms of the binding offer received from Asahi. The net deferred tax liability was increased by USD 3.9 billion related to the assets held for sale.

(vii)	At 31 December 2015, the total net deferred tax liability is estimated to be USD 9.4 billion or a net increase of USD 7.4 billion compared to a carrying value of USD 2.0 billion. The net increase results from a fair value adjustment of USD 8.2 billion and a reclassification of USD 762 million of net deferred tax liability relating to the Transaction-related divestitures to the assets held for sale category. Please refer to the deferred tax impacts to property, plant and equipment, intangible assets and assets held for sale as discussed above.

(viii)	The adjustment to non-controlling interest reflects management’s preliminary estimate of the fair value of the non-controlling interest of SABMiller that is anticipated to remain outstanding subsequent to the proposed Transaction. The fair value of non-controlling interest was derived primarily from a market-based multiple valuation approach using publicly available information.

(ix)	The goodwill balance arising from the Transaction is estimated to be USD 84.5 billion, which results in a net adjustment to goodwill of USD 70.8 billion. The goodwill arising from the Transaction of USD 84.5 billion has been calculated as the excess of the purchase consideration (including debt assumed and net of cash acquired) of USD 115.4 billion over the fair value of the net assets acquired of USD 30.9 billion.

Impact on shareholders’ equity

The estimated impact on total shareholders’ equity as of 31 December 2015 is summarized as follows:

	Financing	Acquisition
(US$m)	Transaction costs	Eliminate SABMiller's equity	Issuance of restricted shares for SABMiller ordinary shares	Total acquisition adjustments to equity
Issued capital	—	(168)	266	98
Share premium	—	(6,809)	35,556	28,747
Reserves	—	3,538	—	3,538
Retained earnings	(2,542)	(18,204)	—	(18,204)

Total shareholders’ equity	(2,542)	(21,643)	35,822	14,179

Note 5. Pro forma earnings per share

Pro forma earnings per share for the 2015 pro forma income statement has been recalculated to show the impacts of the Transaction and the Transaction-related divestitures on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Transaction have been outstanding at the beginning of the period presented.

The following table presents pro forma earnings per share for the pro forma income statement:

US$m	Historical AB InBev	Pro forma combined group
2015 pro forma income statement
Profit attributable to equity holders of AB InBev	8,273	9,289
Weighted average number of ordinary shares	1,638	1,955

Basic EPS	5.05	4.75

Profit attributable to equity holders of AB InBev	8,273	9,289
Weighted average number of ordinary shares (diluted)	1,668	1,985

Diluted EPS	4.96	4.68

Note 6. Divestitures

The following Transaction-related divestitures have been reflected in the 2015 pro forma income statement and the pro forma balance sheet.

MillerCoors and the Miller Brand Portfolio Outside of the U.S.

Under the terms of the purchase agreement between AB InBev and Molson Coors, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller upon completion of the Transaction. Additionally, Molson Coors will acquire full ownership of the Miller brand portfolio outside of the U.S. and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, as well as related trademarks and other intellectual property rights.

Proceeds from the divestiture of the MillerCoors joint venture and the Miller brand portfolio outside of the U.S. are estimated to be USD 12.0 billion before tax and USD 7.5 billion after tax, assuming an estimated statutory tax rate of 37.5%.

European Premium Brands

AB InBev announced that it had received a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at EUR 2.6 billion on a debt free/cash free basis.

Assuming Asahi’s offer is accepted, proceeds from the European divestiture are estimated to be EUR 2.6 billion (USD 2.8 billion) before and after taxes.

CR Snow

Under the terms of the agreement between AB InBev and China Resources Beer (Holdings) Co. Ltd, China Resources Beer (Holdings) Co. Ltd will acquire SABMiller’s 49% interest in CR Snow and upon completion of the Transaction, CR Snow will become a direct wholly-owned subsidiary of China Resources Beer (Holdings) Co. Ltd.

Proceeds from the divestiture of CR Snow are estimated to be USD 1.6 billion before tax and USD 1.4 billion after tax, assuming an estimated statutory tax rate of 10%.

Under the terms of the Senior Facilities Agreement, the net proceeds from the Transaction-related divestitures are required to be used to pay down and cancel the Disposals Bridge Facility. Further details of the impact on the financing pro forma adjustment are included within Note 3(a).

The unaudited pro forma financial information reflects the preliminary allocations of the assets, liabilities, revenues and expenses directly attributable to the Transaction-related divestitures. The allocation methodologies developed for the purposes of these pro forma amounts are considered reasonable by AB InBev’s management to present the unaudited pro forma financial information. The results of the Transaction-related divestitures include certain allocated costs but the financial information does not necessarily reflect the financial position or results of operations as if these brands and assets were stand-alone entities for the periods presented.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions. AB InBev may consider other potential asset or business divestitures in connection with the Transaction which may be material to the Combined Group. Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

MATERIAL AGREEMENTS

The following is a summary of certain material terms of certain contracts entered into by AB InBev, SABMiller and/or related parties in connection with the Transaction. This summary is qualified in its entirety by reference to the full text of each of the agreements referenced below, which are incorporated by reference in their entirety and are filed with the registration statement of which this prospectus forms a part. We urge you to read carefully this entire prospectus, including the exhibits and the documents incorporated by reference. You should also review the section entitled “Where You Can Find More Information”.

The Co-operation Agreement

The following is a summary of certain material terms of the Co-operation Agreement and is qualified in its entirety by reference to the complete text of the Co-operation Agreement, which is incorporated into this prospectus by reference and attached as Exhibit 2.1 to the registration statement of which this prospectus forms a part.

Covenants and Agreements in the Co-operation Agreement

AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorizations necessary to satisfy the pre-conditions and regulatory conditions to the Transaction, as set out in Appendix 1 and Appendix 2 to the Rule 2.7 Announcement.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorizations. AB InBev and SABMiller have also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of any other official authorization or regulatory clearance required in relation to the implementation of the Transaction.

AB InBev and SABMiller have agreed to work together in good faith to develop a proposal in relation to SABMiller’s Zenzele Scheme as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree) or, if applicable, from the date of agreement between AB InBev and SABMiller on any such proposals, SABMiller will not give notice of an acceleration of the expiry of the Zenzele Scheme or any proposal without AB InBev’s consent.

The SABMiller board and the AB InBev board recognize the importance of retaining the necessary skills and experience within the SABMiller business in the period to completion of the Transaction (expected to be in the second half of 2016) and beyond. AB InBev and SABMiller have therefore agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Option Plans.

Termination of the Co-operation Agreement

Subject to the following, the Co-operation Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Co-operation Agreement shall cease forthwith, as follows:

•	if agreed in writing between the parties;

•	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

•	the document relating to the UK Scheme and (if different) the document convening the SABMiller General Meeting does not include the SABMiller board recommendation, or SABMiller makes an announcement prior to the publication of such document(s) that: (i) the relevant SABMiller directors no longer intend to make such recommendation or intend adversely to modify or qualify such recommendation (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); (ii) it will not convene the meeting of the relevant SABMiller shareholders in connection with the UK Scheme or the SABMiller General Meeting; or (iii) it does not intend to post the document relating to the UK Scheme or (if different) the document convening the SABMiller General Meeting;

•	the relevant SABMiller directors withdraw, adversely modify or adversely qualify the SABMiller board recommendation or fail to publicly reaffirm such unanimous and unconditional recommendation within five business days of AB InBev’s reasonable request to do so, it being understood that the issue of any holding statement(s) issued to shareholders of SABMiller following a change of circumstances (so long as any such holding statement contains an express statement that such recommendation is not withdrawn or adversely modified and does not contain a statement that the relevant SABMiller directors intend to withdraw or adversely modify such recommendation) shall not constitute a withdrawal or adverse modification of such recommendation for these purposes unless there is a failure to reaffirm or re-issue such recommendation within five business days of AB InBev’s reasonable request to do so following such holding statement (or, if less than five business days from such holding announcement, before the start of the AB InBev General Meeting) (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration);

•	subject to certain limitations, if the Transaction is being implemented by way of the UK Scheme and the meeting of the relevant SABMiller shareholders in connection with the UK Scheme, the SABMiller General Meeting, the Newbelco General Meeting and the UK Scheme sanction hearing are not held by the specified dates;

•	upon service of written notice by either party to the other, following a Break Payment Event (as defined below);

•	upon service of written notice by AB InBev to SABMiller prior to 11 May 2017 or such other date as may be agreed stating that either:

•	any pre-condition or condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the long stop date and, notwithstanding that AB InBev has the right to waive such pre-condition or condition, AB InBev will not do so; or

•	any pre-condition or condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the long stop date, in each case in circumstances where the invocation of the relevant pre-condition or condition (or confirmation that the pre-condition or condition is incapable of satisfaction, as appropriate) is permitted by the UK Panel on Takeovers and Mergers (the “UK Panel”);

•	upon service of written notice by AB InBev to SABMiller if: (i) the SABMiller Resolutions are not passed at either or both of the meeting of the relevant SABMiller shareholders in connection with the UK Scheme or the SABMiller General Meeting; or (ii) the Newbelco Resolutions are not passed at the Newbelco General Meeting;

•	upon service of written notice by AB InBev to SABMiller, if a competing proposal: (A) is recommended in whole or part by the relevant SABMiller directors; or (B) completes, becomes effective or is declared or becomes unconditional in all respects;

•	if the Transaction is, with the permission of the UK Panel and, when applicable, the FSMA, withdrawn or lapses in accordance with its terms prior to the long stop date (other than where: (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a switch; or (ii) it is otherwise to be followed within five business days by an announcement under Rule 2.7 of the UK Code made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

•	if completion has not occurred by the long stop date.

Termination of the Co-operation Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. Certain customary provisions of the Co-operation Agreement shall survive termination.

Break Payment

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event (as defined below), AB InBev has agreed to pay or procure the payment to SABMiller of USD 3.0 billion if:

•	key AB InBev shareholder resolutions are not passed by a specified date;

•	at or before the start of the AB InBev General Meeting, AB InBev’s board withdraws its recommendation to its shareholders to vote in favor of the key AB InBev Resolutions and SABMiller confirms that it no longer intends to proceed with the Transaction (and the UK Panel and the FSMA, if applicable confirm that AB InBev is no longer required to proceed with the Transaction); or

•	any pre-condition or regulatory condition to the Transaction (as set out in the Rule 2.7 Announcement) has not been satisfied or waived by 11:59 pm on the date which is 14 days prior to the long stop date (11 May 2017 or such other date as AB InBev and SABMiller may agree), or AB InBev invokes (and is permitted by the UK Panel to invoke) any pre-condition or regulatory condition prior to the agreed long stop date,

(each a “Break Payment Event”).

Information Rights Agreement

On 11 November 2015, AB InBev and Altria entered into an information rights agreement, pursuant to which Newbelco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in Newbelco. Upon the closing of the Transaction, this Information Rights Agreement will replace the existing Relationship Agreement that is in place between Altria and SABMiller.

Tax Matters Agreement

On 11 November 2015, AB InBev entered into a tax matters agreement with Altria (the “Tax Matters Agreement”), pursuant to which AB InBev (and, after completion of the Transaction, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction. If certain of these representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after the completion of the Transaction, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction. The Tax Matters Agreement provides that, upon closing of the Transaction, the existing Tax Matters Agreement in place between Altria and SABMiller will be terminated.

Shareholder Irrevocable Undertakings

Altria Irrevocable

On 11 November 2015, AB InBev entered into an irrevocable undertaking with Altria, pursuant to which Altria has irrevocably undertaken to vote in favor of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller ordinary shares.

Under the Altria Irrevocable, Altria is permitted to pledge its holding of SABMiller ordinary shares in the period to completion of the Transaction provided that the relevant pledgee (meaning, the beneficiary of a pledge) provides an undertaking in favor of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other form as AB InBev may agree). AB InBev has given its prior consent to Altria to certain pledges, such consent being binding on Newbelco.

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	eighteen months from the date of the Altria Irrevocable (or such later date as may be agreed by Altria);

•	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

•	if the Newbelco Resolution to adopt the new articles of association of Newbelco with effect from the closing of the Belgian Offer is not passed or is revoked prior to the UK Scheme becoming effective;

•	if there is an increase in the Cash Consideration and Altria has not given its consent to such increase in circumstances where the cash element of the Partial Share Alternative is not increased by an equal (or greater) amount;

•	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

•	other than with the consent of Altria, if there is a switch from the UK Scheme to a UK takeover offer;

•	other than with the consent of Altria, if (i) changes are made to the Proposed Structure or (ii) AB InBev agrees to, permits or in any way facilitates any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the UK City Code on Takeovers and Mergers with respect to the Transaction, in each case which would be reasonably expected to have certain material adverse effects on Altria; or

•	other than with the consent of Altria, if AB InBev fails to deliver six business days prior to the SABMiller General Meeting the certification it is required to deliver on such date pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with the last two bullets above, Altria is required to vote against the SABMiller Resolutions proposed at the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the SABMiller General Meeting in respect of its entire beneficial holding of SABMiller ordinary shares, respectively. As a result of Altria’s holding of SABMiller ordinary shares, this requirement would be expected to result in the UK Scheme lapsing.

BEVCO Irrevocable

On 11 November 2015, AB InBev entered into an irrevocable undertaking with BEVCO, pursuant to which BEVCO has irrevocably undertaken to vote in favor of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller ordinary shares.

BEVCO has 83,288,000 SABMiller ordinary shares pledged as at the date of the BEVCO Irrevocable. BEVCO is permitted to pledge additional SABMiller ordinary shares in the period to completion of the Transaction provided that the relevant pledgee provides an undertaking in favor of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the BEVCO Irrevocable (or such other form as AB InBev may agree). AB InBev has given its prior consent to BEVCO to certain pledges, such consent being binding on Newbelco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	in respect of the SABMiller ordinary shares pledged as of the date of the BEVCO Irrevocable, in the event of a foreclosure event;

•	eighteen months from the date of the BEVCO Irrevocable (or such later date as may be agreed by BEVCO);

•	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

•	if the Altria Irrevocable:

•	lapses in accordance with its terms; or

•	is varied or waived such that (in aggregate) there are commitments in force from or on behalf of shareholders of SABMiller or holders of Initial Shares (excluding BEVCO’s holding of SABMiller ordinary shares or Initial Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 SABMiller ordinary shares;

•	other than with the consent of BEVCO, if there is a switch from the UK Scheme to a UK takeover offer;

•	other than with the consent of BEVCO, if changes (which are required by applicable law, regulation (including the UK City Code on Takeovers and Mergers) or applicable regulatory authority (including the UK Panel or FSMA)) are made to the Proposed Structure which would be reasonably expected to have certain material adverse effects on BEVCO:

•	in respect of the SABMiller ordinary shares pledged as of the date of the BEVCO Irrevocable; and

•	in relation to BEVCO’s holding of SABMiller ordinary shares (excluding the SABMiller ordinary shares pledged as of the date of the BEVCO Irrevocable) the undertakings to vote in favor of the SABMiller Resolutions will lapse but (for the avoidance of doubt) the obligation to elect for the Partial Share Alternative will remain binding; or

•	other than with the consent of BEVCO, if changes (which are not required by applicable law, regulation (including the UK City Code on Takeovers and Mergers) or applicable regulatory authority (including the UK Panel or FSMA)) are made to the Proposed Structure which would be reasonably expected to have certain material adverse effects on BEVCO.

AB InBev Shareholder Irrevocables

On 11 November 2015, AB InBev and SABMiller received irrevocable undertakings from each of Stichting Anheuser-Busch InBev, EPS Participations and BRC, who as at 10 November 2015 collectively held the voting rights in respect of approximately 51.8% of the issued share capital of AB InBev, to vote in favor of the AB InBev Resolutions at the AB InBev General Meeting.

The irrevocable undertakings from EPS Participations and BRC do not prevent them from disposing of their voting rights in AB InBev. As at 10 November 2015 EPS Participations and BRC collectively held the voting rights in respect of approximately 10.5% of the issued share capital of AB InBev. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 for further details on the shareholdings of Stichting Anheuser-Busch InBev, EPS Participations and BRC.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding:

•	Eighteen months from the date of the Rule 2.7 Announcement (or such later date as may be agreed by Stichting Anheuser-Busch InBev, EPS Participations or BRC (as applicable));

•	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

•	Fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

•	if the Newbelco Resolutions to (i) adopt the new articles of association of Newbelco; or (ii) appoint the new board of directors of Newbelco, in each case with effect from the closing of the Belgian Offer, are not passed; or

•	if such Newbelco Resolutions above are revoked prior to the UK Scheme becoming effective.

Molson Coors Purchase Agreement

On 11 November 2015, Molson Coors Brewing Company (“Molson Coors”) entered into a purchase agreement (the “Molson Coors Purchase Agreement”) with AB InBev pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors LLC, a joint venture between SABMiller and Molson Coors (“MillerCoors”), and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement (such transaction, the “MillerCoors divestiture”). Following the closing of the MillerCoors divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors.

The completion of the MillerCoors divestiture is subject to the following closing conditions:

•	the absence of any applicable and material law or government order prohibiting the consummation of the MillerCoors divestiture or making it illegal; and

•	the closing of the Transaction.

AB InBev and Molson Coors have agreed to use reasonable best efforts to consummate and make effective the MillerCoors divestiture, including with respect to obtaining regulatory consents and approvals as described in the Molson Coors Purchase Agreement. AB InBev’s obligation to use such efforts is subject to the limitations set forth in the Co-operation Agreement, and Molson Coors’ obligation to agree to divestitures or other remedies to obtain regulatory consents and approvals is subject to certain limitations set forth in the Molson Coors Purchase Agreement.

Molson Coors has arranged committed debt financing to fund its acquisition of SABMiller’s interest in MillerCoors and the related fees and expenses. Pursuant to the Molson Coors Purchase Agreement, Molson Coors has agreed to customary covenants to obtain its financing, and AB InBev has agreed to use its reasonable best efforts to cause SABMiller to provide reasonable co-operation with Molson Coors in Molson Coors’ efforts to obtain its financing. There is no financing condition to the MillerCoors divestiture.

The Molson Coors Purchase Agreement may be terminated by the mutual written consent of Molson Coors and AB InBev or by either party if the MillerCoors divestiture has not closed before 11 November 2016, subject to an automatic extension for six months if all regulatory approvals necessary to consummate the MillerCoors divestiture and the Transaction have not been obtained. The Molson Coors Purchase Agreement will automatically terminate if the Transaction has been withdrawn or has lapsed, except for certain withdrawals or lapses in connection with a change in the structure of the Transaction. In the event that the Molson Coors Purchase Agreement is terminated as a result of the Transaction having been withdrawn or lapsed as described in the Molson Coors Purchase Agreement, AB InBev has agreed to reimburse Molson Coors for certain out-of-pocket expenses incurred in connection with the MillerCoors divestiture.

AB InBev has agreed to indemnify Molson Coors for losses arising out of: (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement; (ii) all liabilities of AB InBev, SABMiller and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors divestiture; and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). AB InBev’s indemnification obligations arising from breaches of its representations and warranties in the Molson Coors Purchase Agreement survive for twenty-four months after closing of the MillerCoors divestiture and are subject to a USD 5 million deductible and a USD 750 million cap.

AB InBev has agreed to provide certain transition services to Molson Coors, including producing certain Miller-branded products in specified countries outside the U.S. for three years and providing certain other transition services for one year following the closing of the MillerCoors divestiture. AB InBev has also agreed to enter into amendments to certain existing agreements between SABMiller and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SABMiller and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licenses to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement.

On 25 March 2016, AB InBev and Molson Coors entered into Amendment No. 1 to the Molson Coors Purchase Agreement, pursuant to which AB InBev and Molson Coors (i) agreed to include in the MillerCoors divestiture certain rights and assets relating to MillerCoors and SABMiller’s business operations in the U.S. that were intended to be included in the MillerCoors divestiture but were unintentionally omitted from the Molson Coors Purchase Agreement, (ii) clarified the process by which AB InBev and Molson Coors will seek certain third-party consents, approvals and assignments in connection with the MillerCoors divestiture, (iii) clarified the applicability of certain restrictions on SABMiller’s portfolio of Miller brands outside the U.S. and (iv) made certain acknowledgements to each other with respect to their respective pre-closing undertakings. In addition, in Amendment No. 1, Molson Coors irrevocably waived (i) its right prior to closing to require AB InBev to provide certain audited financial statements for SABMiller’s portfolio of Miller brands, subject to certain exceptions, and (ii) its right to elect not to acquire the assets primarily related to SABMiller’s portfolio of Miller brands outside the U.S.

FINANCING RELATING TO THE TRANSACTION

Senior Facilities Agreement

On 28 October 2015, AB InBev entered into a USD 75.0 billion Senior Facilities Agreement with a syndicate of banks in connection with the Transaction. The Senior Facilities Agreement made the following five facilities available to AB InBev and its wholly owned subsidiaries, subject to certain conditions: (i) Cash/DCM Bridge Facility A, a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) Cash/DCM Bridge Facility B, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) Disposals Bridge Facility, a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) Term Facility A, a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) Term Facility B, a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at AB InBev’s option.

On 27 January 2016, AB InBev cancelled USD 42.5 billion of commitments under the Senior Facilities Agreement following the issuance of the January 2016 Notes, in which it received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions described below. In addition, AB InBev elected to cancel USD 12.5 billion of Term Facility A, as permitted under the terms of the Senior Facilities Agreement. On 4 April 2016, AB InBev cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the Senior Facilities Agreement, as a result of the bond issuance announced on 16 March 2016 (as described in further detail below).

Accordingly, as of the date of this prospectus, the total committed amount under the Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility, which is expected to be repaid in full from the proceeds of the Transaction-related divestitures.

AB InBev intends to use the net proceeds from the Transaction-related divestitures and certain other future disposals to pay down and cancel the Disposals Bridge Facility in due course. See “—Replacement Bond Financing” below for further details on AB InBev’s debt capital markets issuances.

Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option, and (ii) two months after the settlement date of the Belgian Offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be certain funds, subject to certain customary limitations. As of 31 December 2015, the facilities available under the Senior Facilities Agreement were undrawn.

The Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of AB InBev’s or AB InBev’s subsidiaries’ financial indebtedness is accelerated following an event of default. AB InBev’s obligations as borrower under the Senior Facilities Agreement will be jointly and severally guaranteed by AB InBev itself (in the event an additional borrower is added at a later date), Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Brandbrew S.A., Brandbev S.à r.l. and Cobrew SA/NV. Within six months of the settlement of the Transaction, to the extent such entities remain obligors under SABMiller’s existing publicly held debt securities (and subject to certain other conditions, including the absence of financial assistance, general statutory limitations, corporate benefit considerations, the absence of fraudulent preference or similar principles that may affect the ability of entities to provide a guarantee), SABMiller and certain of its key subsidiaries are required to accede as guarantors to the Senior Facilities Agreement.

All proceeds from the drawdown under the Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer, the settlement of any options of the SABMiller Share Option Plans exercised upon completion of the Transaction and, following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the Senior Facilities Agreement is subject to the satisfaction of customary conditions precedent. In addition to these conditions, the utilizations under the Senior Facilities Agreement also require that no default is continuing or would result from the proposed utilizations and that certain representations made by the borrower and each guarantor remain true in all material respects.

The interest rates applicable under the Senior Facilities Agreement are equal to LIBOR (or EURIBOR, for euro-denominated loans) plus the applicable margin on each facility, based on ratings assigned by rating agencies to AB InBev’s long-term debt. For Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum, which margin would have increased in fixed increments of 0.20% per annum from the date falling three months after the settlement date of the Belgian Offer and on the last day of each three-month period thereafter. For the Disposals Bridge Facility, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum, which margin will increase in fixed increments of 0.0625% per annum from the date falling 36 months after the settlement date of the Belgian Offer and on the last day of each three-month period thereafter. Based on AB InBev’s ratings as of 31 December 2015, the applicable margins for each facility were: (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, 0.95% per annum; (ii) for Term Facility A, 1.025% per annum and (iii) for Term Facility B, 1.150% per annum. Customary ticking fees are payable on any undrawn but available funds under the facilities.

Mandatory prepayments are not required to be made under the Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or AB InBev or its subsidiaries and (b) 80% of the net proceeds received by AB InBev or its subsidiaries from funds raised in the public international debt capital markets, in each case subject to certain exceptions and (ii) for all facilities, where a person or a group of persons acting in concert (other than AB InBev’s controlling shareholder, Stichting Anheuser-Busch InBev, or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev.

Under the terms of the Senior Facilities Agreement, once borrowed, prepayments of the facilities are applied as follows:

•	Voluntary prepayments will be applied first to prepayment of the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled, then to Term Facility A until it repaid in full and cancelled and finally to Term Facility B until it is repaid in full and cancelled.

•	The net cash proceeds from disposals (subject to certain exceptions) will be applied first to prepayment of the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled and finally to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled.

•	80% of the net cash proceeds from funds raised in any public or private loan or debt capital markets offerings will (subject to certain exceptions) be applied first to prepayment of Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility B until it is repaid in full and cancelled. On 27 January 2016, AB InBev cancelled the commitments under Cash/DCM Bridge Facility A and Cash DCM/Bridge Facility B.

Replacement Bond Financing

January 2016 Issuances

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series:

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4.0 billion	USD 7.5 billion	USD 6.0 billion	USD 11.0 billion	USD 6.0 billion	USD 11.0 billion	USD 500 million
Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021
Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal
Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016
Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps
Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046. The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the TPEx on 29 January 2016.

The January 2016 Notes are fully, unconditionally and irrevocably guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The January 2016 Notes are senior unsecured obligations of ABIFI and rank equally with all other existing and future unsecured and unsubordinated debt obligations of ABIFI. The January 2016 Notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars as further described in the preliminary prospectus supplements dated 13 January 2016, in respect of the January 2016 U.S. Notes, and 20 January 2016, in respect of the January 2016 Taiwan Notes filed with the SEC and available on www.sec.gov.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration under the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes. The January 2016 Notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2015.

March 2016 Issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Notes Programme. The notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold:	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000
Maturity date:	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020
Interest payment dates:	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Annually on March 17 of each year with first coupon payable on March 17, 2027	Quarterly on March 17, June 17, September 17 and December 17, Commencing June 17, 2016 up to and including the Maturity Date
Interest Rate:	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The notes are fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies LLC, Anheuser-Busch InBev Worldwide Inc., ABIFI, Brandbev S.à r.l, Brandbrew S.A. and Cobrew NV. The notes are senior unsecured obligations of AB InBev and rank equally with all other existing and future unsecured and unsubordinated debt obligations of AB InBev.

The proceeds of the offering will be applied for the realization of the strategy of AB InBev, including to fund a portion of the purchase price for the Transaction and for general corporate purposes.

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the acquisition of SABMiller is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the acquisition of SABMiller and that it is no longer pursuing the acquisition of SABMiller.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for AB InBev ordinary shares and SABMiller ordinary shares. The unaudited pro forma condensed combined income statement items for the fiscal year ended 31 December 2015 give effect to the Transaction, the Transaction-related divestitures described herein and the financing of the Transaction and assume that the Transaction was completed on 1 January 2015. The unaudited pro forma condensed combined balance sheet items as of 31 December 2015 are based on the assumption that the Transaction was completed on that date. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the proposed Transaction, the Transaction-related divestitures described herein and the financing of the Transaction. The pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Financial information of SABMiller as of and for the fiscal year ended 31 March 2016 is not yet available. Since the financial statement periods ended 31 December 2015 and 30 September 2015 differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and financial information for SABMiller for the twelve months ended 30 September 2015 have been used in preparation of the 2015 pro forma income statement. The twelve months ended 30 September 2015 were calculated by starting with audited income statement of SABMiller for the fiscal year ended 31 March 2015, adding in the unaudited income statement for the six months ended 30 September 2015 and subtracting the unaudited income statement for the six months ended 30 September 2014. Financial information for AB InBev as of 31 December 2015 and financial information for SABMiller as of 30 September 2015 have been used in the preparation of the pro forma balance sheet.

The following information should be read in conjunction with the audited financial statements of AB InBev and SABMiller, which are incorporated by reference or included elsewhere in this prospectus, and the financial information contained in the “Unaudited Pro Forma Condensed Combined Financial Information”, “Selected Historical Financial Data of AB InBev” and “Selected Historical Financial Data of SABMiller” sections of this prospectus, beginning on pages 189, 70 and 72, respectively, of this prospectus. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transaction had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the Combined Group. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	Year ended 31 December
	2015	2014	2013
AB InBev Historical Data per Ordinary Share
Earnings per share attributable to ordinary shareholders
Basic(1)	5.05	5.64	8.90
Diluted(2)	4.96	5.54	8.72
Cash dividends declared per ordinary share	3.95	3.52	2.83
Book value per ordinary share(3)	25.72	31.07	31.32

Notes:

(1)	Earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the weighted average number of ordinary shares.
(2)	Diluted earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the diluted weighted average number of ordinary shares.
(3)	Calculated based on AB InBev’s equity attributable to its equity holders, excluding non-controlling interests.

	Six months ended 30 September	Year ended 31 March
	2015	2015	2014	2013
SABMiller Historical Data per Ordinary Share
Earnings per share attributable to ordinary shareholders
Basic (U.S. cents)(1)	102.0	205.7	211.8	204.3
Diluted (U.S. cents)(2)	101.0	203.5	209.1	202.0
Cash dividends declared per ordinary share (U.S. cents)	28.25	113.0	105.0	101.0
Book value per ordinary share(3)	12.90	13.83	15.73	15.79

Notes:

(1)	Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period.
(2)	Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the period.
(3)	Calculated based on SABMiller’s equity attributable to its equity holders, excluding non-controlling interests.

For the year ended 31 December 2015
Combined Unaudited Pro Forma Data per Ordinary Share
Continuing operations
Earnings per share
Basic	4.75
Diluted	4.68

As of 31 December 2015
Cash dividends declared per ordinary share	4.06
Book value per ordinary share	38.58

COMPARATIVE PER SHARE MARKET PRICE DATA

AB InBev ordinary shares are listed and traded on Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange and AB InBev ADSs trade on the New York Stock Exchange (symbol BUD). SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and are admitted to trading on the London Stock Exchange and on the Johannesburg Stock Exchange. SABMiller ADRs trade on the OTC Pink Marketplace.

AB InBev Ordinary Shares and AB InBev ADSs

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the Rule 2.7 Announcement and                 2016, which is the last practicable day before the date of this prospectus, the reported closing prices for AB InBev on Euronext Brussels and the reported closing prices for AB InBev ADSs on the NYSE.

	Euronext Brussels	NYSE
	(EUR)	(USD)
14 September 2015	92.86	104.89
10 November 2015	109.63	118.35
2016

The following table sets forth, for the periods indicated, the reported closing prices for AB InBev ordinary shares on the Euronext Brussels and the reported closing prices for AB InBev ADSs on the NYSE.

	Euronext Brussels		NYSE
	High	Low	High	Low
	(EUR)		(USD)
Annual highs and lows
2011	47.31	35.15	63.97	49.72
2012	69.95	46.35	90.27	58.92
2013	78.66	63.90	106.46	84.29
2014	94.80	69.55	116.99	94.17
2015	123.25	89.68	129.14	103.86
Quarterly highs and lows
2014:
First quarter	77.39	69.55	105.81	94.17
Second quarter	85.13	76.16	116.17	105.53
Third quarter	89.15	79.26	115.65	106.79
Fourth quarter	94.80	81.42	116.99	103.85
2015:
First quarter	115.85	89.68	127.69	107.85
Second quarter	118.50	104.80	126.66	117.20
Third quarter	118.80	91.28	128.51	103.86
Fourth quarter	123.25	94.29	129.14	106.67
Monthly highs and lows
2015:
October	108.70	94.29	119.33	106.67
November	123.25	108.55	129.14	118.10
December	121.45	110.40	128.90	122.48
2016:
January	115.85	105.30	125.84	115.94
February	116.15	100.60	126.71	111.50
March	111.30	103.55	125.74	113.61
April (through 15 April 2016)	112.10	106.05	126.27	120.54

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the Rule 2.7 Announcement and                 2016, which is the last practicable day before the date of this prospectus, the reported closing prices for SABMiller on the London Stock Exchange.

London Stock Exchange
(GBP)
14 September 2015	29.34
10 November 2015	39.76
2016

SABMiller Ordinary Shares

The following table sets forth, for the periods indicated, the reported closing prices for SABMiller ordinary shares on the London Stock Exchange.

	London Stock Exchange
	High	Low
	(GBP)
Annual highs and lows
2011	23.55	19.79
2012	28.69	22.93
2013	36.57	28.69
2014	37.40	26.61
2015	40.80	28.78
Quarterly highs and lows
2014:
First quarter	30.94	26.61
Second quarter	34.60	29.97
Third quarter	37.40	31.32
Fourth quarter	35.64	31.56
2015:
First quarter	37.68	32.20
Second quarter	36.70	33.00
Third quarter	37.37	28.78
Fourth quarter	40.80	36.22
Monthly highs and lows
2015:
October	40.06	36.22
November	40.50	39.65
December	40.80	40.05
2016:
January	41.99	40.35
February	41.98	41.22
March	42.60	42.08
April (through 15 April 2016)	42.86	42.15

THE BUSINESS OF AB INBEV

The information required by this item is incorporated by reference to AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015, filed with the SEC on 14 March 2016.

THE BUSINESS OF SABMILLER

On 11 November 2015, AB InBev announced an agreement under which Molson Coors will purchase the whole of the SABMiller Group’s interest in MillerCoors, as well as the Miller brand portfolio outside of the U.S.A. The MillerCoors divestiture is conditional upon the completion of the Transaction.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. The parties have commenced the relevant employee information and consultation processes applicable to a potential sale of these brands and businesses. Asahi’s offer, if accepted by AB InBev, is conditional on the completion of the Transaction and the European Commission’s approval of Asahi as a purchaser of the Peroni, Grolsch and Meantime brand families and related businesses.

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

The discussion of SABMiller’s business below reflects SABMiller’s business as of the date of this prospectus and does not reflect the transactions referred to above.

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. See also “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group NPR, EBITA, as defined, and beverage volumes for the year ended 31 March 2015 were USD 26,288 million, USD 6,367 million and 323.9 million hl, respectively. As at 31 March 2015, the SABMiller Group’s total assets were USD 44,911 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 69,000 people in more than 80 countries.

SABMiller is a FTSE-20 company in terms of market capitalization and SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalization growing from USD 5,421 million as at 31 December 2000 to approximately USD 99,168 million as at 31 March 2016.

SABMiller was incorporated as a public limited company in England and Wales under the UK Companies Act 1985 on 17 March 1998. Its registered office is located at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS and its registered number is 03528416. Its telephone number is +44 (0) 1483 264000.

History, Development and Highlights of the SABMiller Group’s Operations

Latin America

The SABMiller Group initially invested in El Salvador and Honduras in 2001, gaining full ownership of the holding company for the operations in those countries in 2005. On 12 October 2005, the SABMiller Group completed a transaction through which it obtained a controlling interest in the second largest brewer in South America, Bavaria SA (“Bavaria”), a Colombian company (the “Bavaria Transaction”), and on 24 November 2010 the SABMiller Group acquired Cervecería Argentina SA Isenbeck (“CASA Isenbeck”), the third largest brewer in Argentina. As at 31 March 2015, SABMiller Group companies were the number one brewer, in terms of lager market share, in Colombia, Ecuador, El Salvador, Honduras, Panama and Peru. The SABMiller Group produces soft drinks across the region including Coca-Cola products in El Salvador and Honduras.

Africa

The South African Breweries (Pty) Limited (“SAB”) is the SABMiller Group’s original brewing operation. Founded in 1895, SAB has since become one of South Africa’s leading companies as well as Africa’s largest brewer. The soft drinks division of SAB, ABI (“ABI”), is South Africa’s largest bottler of Coca-Cola products.

The SABMiller Group operates in 16 other countries in Africa: Botswana, Comores, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mayotte, Mozambique, Namibia, Nigeria, South Sudan, Swaziland, Tanzania, Uganda and Zambia. In addition, the SABMiller Group has a strategic alliance with Société des Brasseries et Glacières Internationales and BIH Brasseries Internationales Holding Limited (“Castel”), pursuant to which Castel’s holding company has a 38% economic interest in the SABMiller Group’s principal African holding company and the SABMiller Group has a 20% economic interest in Castel’s African beverage operations, other than in relation to Castel’s operations in Angola where the SABMiller Group’s interest is 27.5%. Castel has lager and soft drinks interests in 22 largely French-speaking countries of West, Central and North Africa and the Indian Ocean. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Congo, Côte d’Ivoire, Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Gambia, Guinea, Madagascar, Mali, Morocco, Niger, Senegal, Togo and Tunisia. In addition, the SABMiller Group has associated undertakings in Algeria, Morocco and Zimbabwe, and a procurement company in Mauritius.

In November 2014, the SABMiller Group announced an agreement with The Coca-Cola Company and Gutsche Family Investments to combine the bottling operations of their non-alcoholic ready-to-drink beverages businesses in southern and east Africa, to form Coca-Cola Beverages Africa (“CCBA”). CCBA will be Africa’s largest bottler, serving 12 countries with around 40% of all Coca-Cola beverage volumes in Africa. The transaction is still to be completed, pending regulatory approvals.

Asia Pacific

The SABMiller Group has operations in Australia and India, with operations also in South Korea and Vietnam, and has an associate in China.

The SABMiller Group operates in Australia principally through CUB, which is the Australian beverage business of Foster’s, which was acquired on 16 December 2011. In China, the SABMiller Group owns 49% of CR Snow, a partnership with China Resources Beer (Holdings) Company Limited, which holds the remaining 51%. CR Snow operates in 25 provinces in China and is the leading brewer in China.

Europe

The SABMiller Group’s expansion into Europe began in 1993 with the acquisition of Dreher Sörgyárak Zrt (“Dreher”) in Hungary. On 6 March 2012, the SABMiller Group completed its strategic alliance with Anadolu Efes. The SABMiller Group’s Russian beer business, SABMiller RUS LLC, and Ukrainian beer business, PJSC

Miller Brands Ukraine, were contributed to Anadolu Efes in exchange for a 24% equity stake in the enlarged Anadolu Efes. The SABMiller Group has brewing operations in nine countries in Europe: the Czech Republic, Hungary, Italy, the Netherlands, Poland, Romania, Slovakia, the Canary Islands (Spain) and the United Kingdom. The SABMiller Group also sells significant volumes to a further six European markets of which the largest are Germany and France, and a further 16 countries, including Russia, Turkey and the Ukraine, are covered in the strategic alliance with Anadolu Efes through brewing, soft drinks and export operations.

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites.

North America

The SABMiller Group acquired Miller, the United States’ second largest brewer, in 2002. On 1 July 2008, the MillerCoors joint venture was established through the combination of the operations of the SABMiller Group’s and Molson Coors’ respective subsidiaries (Miller and Coors Brewing Company) located in the United States and Puerto Rico. As a result, the SABMiller Group has a 58% economic interest and Molson Coors has a 42% economic interest in MillerCoors. Voting interests in MillerCoors are shared equally between the SABMiller Group and Molson Coors, and each of the SABMiller Group and Molson Coors has equal board representation. MillerCoors is the second largest brewer in the United States of America.

The North America segment includes the SABMiller Group’s 58% share in MillerCoors and 100% of Miller Brewing International, which exports across the Americas, and the SABMiller Group’s North American holding companies.

Other

In August 2014, the SABMiller Group completed the disposal of its interest in Tsogo Sun, its hotels and gaming associate.

Business Capability Programme and Cost and Efficiency Programme

In the year ended 31 March 2014, the SABMiller Group completed its business capability programme and launched a new cost and efficiency programme.

The business capability programme was launched in 2009 and streamlined finance, human resources and procurement activities through the deployment of global systems and introduced common sales, distribution and supply chain management systems. The SABMiller Group incurred exceptional costs of USD 1,093 million in relation to, and realized USD 1,816 million of accumulated financial benefits from, the business capability programme up to its completion.

In order to drive additional operational efficiencies, the SABMiller Group launched a new programme which will expand the scope of the SABMiller Group’s supply chain activities, including increasing the reach of its global procurement organization to in excess of 80% of spend under management, together with changes to its current delivery model. It will also provide a global business services organization delivering standardized finance, HR, procurement and data analytics services to the SABMiller Group’s operations, enabled by the global template, from central locations and restructuring of the in-country back-office teams. The programme was expected to produce additional direct cost and efficiency savings of approximately USD 500 million per annum by 31 March 2018. This programme and related benefits are incremental to the cost savings and operating benefits forecast and delivered under the concluded business capability programme. The SABMiller Group had incurred cumulative exceptional costs of USD 128 million in relation to the new cost and efficiency programme by 31 March 2015 and realized cumulative benefits of USD 221 million.

On 9 October 2015 the SABMiller Group announced that it had increased its target annual run rate savings from the cost and efficiency programme from USD 500 million by 31 March 2018 to at least USD 1,050 million by 31 March 2020.

The SABMiller Group continues to benefit from its globally managed procurement programme and other components of the business capability programme.

Black Economic Empowerment Transaction

In July 2009, the SABMiller Group entered into a broad-based black economic empowerment transaction in South Africa (the “Black Economic Empowerment Transaction”), with the purpose of placing approximately 10% of SAB under black ownership. The initial allocation of shares in the Black Economic Empowerment Transaction was made on 9 June 2010 and placed 8.45% of SAB under black ownership, in three groups comprising employees; licensed liquor retailers, liquor license applicants and customers of the soft drinks division of SAB, ABI (“Retailers”); and the broader South African community, through the creation of the SAB Foundation. Employees now own 3.39% of SAB through The SAB Zenzele Employee Trust, participation rights in which have been granted to 13,336 employees. Retailers in aggregate own 3.52% of SAB through SAB Zenzele Holdings Limited, in which there are 29,543 black shareholders. The SAB Foundation owns 1.54% of SAB. At the end of the 10 year transaction period, participants will exchange their shareholdings in SAB for shares in SABMiller.

Rationale for the Black Economic Empowerment Transaction

The SABMiller Group believes that broad-based black economic empowerment is a key requirement for the promotion of sustainable growth and social development in South Africa. The Black Economic Empowerment Transaction is designed to increase black participation in SAB by providing long-term economic benefits to a broad range of black South Africans. The SABMiller Group believes that the Black Economic Empowerment Transaction, through the inclusion of employees, Retailers and the SAB Foundation as shareholders, has facilitated the closer alignment of the SABMiller Group’s interests with its many stakeholders and will maximize long-term shareholder value. The SAB Foundation is primarily focusing on supporting entrepreneurship development, as the SABMiller Group believes this will deliver broader economic benefits for South Africa. It is targeting historically disadvantaged people with a priority on women and the youth, particularly in rural areas.

The Black Economic Empowerment Transaction has also enhanced SAB’s compliance with the South African Government’s Codes of Good Practice on Black Economic Empowerment and, in addition, seeks to support the normalization of the South African liquor industry by supporting liquor licensing in South Africa. The Black Economic Empowerment Transaction is contributing towards achieving SAB’s committed objective of attaining Level Four Contributor status on the basis of the scorecard contained in the amended Codes of Good Practice by 2020.

Impact on the SABMiller Group

The Black Economic Empowerment Transaction became effective in the financial year which began on 1 April 2010. Under IFRS 2, the Black Economic Empowerment Transaction results in a share-based payment expense being reflected in the income statement of the SABMiller Group over the transaction period with the majority of this expense having been charged in the financial year ended 31 March 2011.

Strategy

Business strategy

The SABMiller Group’s business strategy is based upon the following three strategic priorities:

Drive superior topline growth through strengthening the SABMiller Group’s brand portfolios and expanding the beer category

The SABMiller Group seeks to strengthen its local and global brand portfolios, to capture superior profitable growth, to accelerate premium mix and the growth of its premium brands, to develop and expand the category to capture new consumers and new occasions, to grow category share of value and to prioritize and focus investment and resources on revenue growth in key markets and segments.

Build a globally integrated organization to optimize resource, win in market and reduce costs

The SABMiller Group seeks to systematically build a high performance talent pool; to up-weight and right-size out of market structures to ensure optimum service delivery at an affordable cost; to develop a commercial operating model that will facilitate winning in and across markets; and to reduce costs to drive growth and returns.

Actively shape the SABMiller Group’s global mix to drive a superior growth profile

The SABMiller Group seeks to focus its resources on the highest growth opportunities; to deliver superior performance in its soft drinks operations; to build material positions in new categories in attractive markets; and to use mergers and acquisitions to access new growth in attractive markets.

Financial strategy

The SABMiller Group is committed to maintaining a prudent financial profile that is reflected in a high-quality investment-grade credit rating. Consistent with this commitment is the SABMiller Group’s objective to optimize its overall capital structure, which it maintains by funding acquisitions where necessary through an appropriate mix of equity and debt. The SABMiller Group’s strong financial structure also helps to ensure that adequate resources are available to it from a variety of market sources to meet continuing business needs, as well as to provide medium-term flexibility to invest in appropriate growth opportunities.
Competitive strengths

SABMiller management believes that the SABMiller Group’s key competitive strengths are:

Leading market positions

The SABMiller Group is one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group associates and joint ventures hold the number one position in China and the number two position in the United States of America by volume, the two largest markets for beer globally. The U.S. market accounts for the largest profit pool in the global beer market and the Chinese market is among the fastest growing markets globally in terms of volume. The SABMiller Group enjoys a leading position in South Africa, with a 90% market share by volume as at 31 March 2015 according to SABMiller management estimates, and it holds strong market positions in the countries in which it operates in Latin America, Africa, Asia Pacific and Europe. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

Geographic diversification

The SABMiller Group believes it has a well-balanced spread of brewing interests and major distribution agreements across six continents with a balance between fast-growing developing markets and cash-generative developed markets, which reduces the SABMiller Group’s exposure to any single market, currency or brand.

A strong and comprehensive brand portfolio

The SABMiller Group has a broad portfolio of local lager brands, with more than 200 brands and strong regional and local market positions.

In the longer term, the SABMiller Group expects to see a natural consumer move towards higher-value premium brands and SABMiller management believes that it has a strong and comprehensive brand portfolio well placed to capture growth.

A strong cash generative business

The SABMiller Group has historically provided a strong and stable source of sales and operating cash flows from its breadth of product offerings, diversity of consumers and broad international operations in geographical regions following different economic cycles.

Conservative financial policies

The SABMiller Group has consistently implemented conservative financial policies and maintained a strong financial profile, with minimal working capital requirements and strong interest cover. The SABMiller Group maintains a strong liquidity position with cash balances and short-term investments and access to significant undrawn committed borrowing facilities, allowing it a high degree of financial flexibility.

An experienced management team with a proven track record

SABMiller management has a proven track record and through the breadth of its operations is experienced in managing a diverse portfolio of markets in highly competitive business environments.

Licenses

Within Europe, Compañía Cerveçera de Canarias (in the Canary Islands) brews Carlsberg under license and Dreher (in Hungary) brews Hofbräu and Hofbräu Radler under license. Additionally Compañía Cerveçera de Canarias has an agreement to distribute Guinness brands (Guinness, Smithwick and Kilkenny) in the Canary Islands. Also in Europe, the SABMiller Group has an agreement to distribute beer under the St Stefanus brand. In the United States of America, MillerCoors produces and markets under license certain of the Molson and Foster’s brands, as well as the Redd’s and George Killian’s brands. Honduras, El Salvador, ABI (the soft drinks division of SAB) and certain businesses in Africa are reliant on franchise agreements with The Coca-Cola Company for their soft drinks businesses. The business in Panama produces and bottles PepsiCo soft drinks under an exclusive bottling agreement, and also bottles Schweppes soft drinks under license. CASA Isenbeck in Argentina produces and distributes the Warsteiner brand under a long-term license agreement. The business in Honduras distributes Corona Extra under a license agreement that is expected to terminate in 2020. The SABMiller Group also has an agreement for the long-term licensing of Kopparberg cider products in selected markets where Kopparberg does not have an existing interest.

New products, research and development

The SABMiller Group invests in research and development enabling it to develop new products, packaging and processes, as well as new manufacturing technologies to improve overall operational effectiveness. The SABMiller Group’s upstream scientific research yields solid progress in brewing, raw materials, flavor stability, packaging materials, energy and water saving. The aggregate amount spent by the SABMiller Group on research and development was USD 5 million in the year ended 31 March 2015 and USD 4 million in each of the years ended 31 March 2014 and 31 March 2013.

Overview by business segment

Latin America

From 2002 to 2005, the SABMiller Group conducted business activities in Central America through Bevco Limited, the leading brewer and soft drinks bottler in Honduras and El Salvador, and, in November 2005, the SABMiller Group acquired the remaining 41.8% non-controlling interest in Bevco, increasing SABMiller’s interest to 100%.

In October 2005, the SABMiller Group completed the Bavaria Transaction, involving the second largest brewer in South America in terms of volume of beer and malt beverage sales, with established local brands, an established production footprint and an efficient distribution network. This extended the SABMiller Group’s operations in the region to Colombia, Peru, Ecuador and Panama and provided a strong platform for further expansion. In addition, these operations have a presence in the non-alcoholic beverage markets in all these countries.

In November 2010, the SABMiller Group acquired CASA Isenbeck, the third largest brewer in Argentina. CASA Isenbeck produces and distributes the Warsteiner brand under a long-term license agreement.

In May 2013, the SABMiller Group disposed of its non-core milk and juice business in Panama to streamline the Panama business and allow its management to focus on its core lager and soft drinks businesses.

As at 31 March 2015, SABMiller Group companies were the number one brewer, in terms of lager market share, in Colombia, Ecuador, El Salvador, Honduras, Panama and Peru. The SABMiller Group produces soft drinks across the region including Coca-Cola products in El Salvador and Honduras, and Pepsico International and Schweppes products in Panama. As at 31 March 2015, the SABMiller Group had a total of 17 breweries and 15 soft drinks bottling plants in Latin America. Key local lager brands include: Águila, Águila Light, Arequipeña, Atlas, Balboa, Barena, Club, Club Colombia, Costeña, Costeñita, Cristal, Cusqueña, Golden, Imperial, Isenbeck, Pilsen, Pilsen Callao, Pilsen Trujillo, Pilsener, Poker, Poker Ligera and Salva Vida. The SABMiller Group also distributes and sells its international brands such as Miller Lite, Miller Genuine Draft (“MGD”), Peroni Nastro Azzurro and Redd’s in the region.

The SABMiller Group’s average number of employees in Latin America for the year ended 31 March 2015 was approximately 28,162.

Details of the SABMiller Group’s operations in Latin America are shown in the table below:

	Number of breweries(1)	Total lager volume for year ended 31 March 2015(2)	Number of soft drinks bottling plants(1)	Total soft drinks volume for year ended 31 March 2015(2)
		(million hl)		(million hl)
Country
Colombia	6	20.2	5	3.1
Peru	5	13.3	3	2.6
Ecuador	2	5.9	2	0.5
Panama	1	1.9	2	1.0
Honduras	1	1.1	1	5.7
El Salvador	1	1.0	2	7.0
Argentina	1	0.8	—	—

Total	17	44.2	15	19.9

Notes:

(1)	Breweries and soft drinks bottling plants relate to subsidiaries only.
(2)	Includes 100 per cent of subsidiaries’ volumes and the SABMiller Group’s share of associates’ volumes.

The annual lager capacity of subsidiaries in Latin America as at 31 March 2015 was 59 million hl and the soft drinks capacity as at the same date was 20 million hl.

Colombia

The SABMiller Group carries out its lager and soft drinks operations in Colombia principally through Bavaria. The SABMiller Group has an effective economic interest of 99% in Bavaria. As at 31 March 2015, Bavaria was the largest beverage company in Colombia based on sales according to Euromonitor International Limited. Lager production is Bavaria’s principal operating activity in Colombia, generating sales volumes of 20.2 million hl for the year ended 31 March 2015. Bavaria also produces non-alcoholic malt beverages for the Colombian market.

Bavaria currently operates six breweries in Colombia. Bavaria serves all the provinces of Colombia and its brands are Águila, Poker, Costeña, Pilsen, Pilsen Night, Costeñita, Cola y Pola, Águila Light, Poker Ligera, Club Colombia, Club Colombia Roja, Club Colombia Negra, Peroni Nastro Azzurro, Miller Lite, MGD, and Redd’s. Poker and Águila Light are Bavaria’s leading Colombian beer brands, accounting for 42% and 25%, respectively, of Bavaria’s total beer sales in Colombia for the year ended 31 March 2015. Bavaria’s share of the total Colombian alcohol market in that period was approximately 65% according to Nielsen Consumer.

Bavaria’s distribution fleet is operated by third-party crews who deliver Bavaria’s products to a fragmented customer base across most of the country. Van selling exists in some rural areas, but is being gradually replaced by a combination of presales and telesales. In addition, Bavaria produces malt beverages under the Pony Malta brand. For the year ended 31 March 2015, this brand constituted approximately 8% volume share of the Colombian total non-alcoholic beverages market, and approximately 100% of the non-alcoholic malt beverages market according to Nielsen Consumer. Bavaria’s sales volume of malt beverages for the year ended 31 March 2015 was 3.1 million hl.

Peru

The SABMiller Group carries out its lager and soft drinks operations in Peru principally through Unión de Cervecerías Peruanas Backus y Johnston S.A.A. (“Backus”). The SABMiller Group has an effective economic interest of 94% in Backus. As at 31 March 2015, Backus was the largest beer company in Peru by volume according to CCR Audit.

Backus currently operates five breweries in Peru. Backus’ most popular brand in Peru is Cristal which accounted for 45% of Backus’ Peruvian lager sales for the year ended 31 March 2015 and 39% of the total Peruvian beer market according to CCR Audit. Backus’ volume share of the total Peruvian beer market for the year ended 31 March 2015 was approximately 96% according to the same source. Backus’ other main brands in Peru include Cusqueña, Malta Cusqueña, Pilsen Polar, MGD and Peroni Nastro Azzurro in the premium category, Backus Ice, Arequipeña, Cristal, Pilsen Callao, Pilsen Trujillo, San Juan and Barena in the mainstream category and Fiesta Real in the economy category.

Backus also produces, bottles and distributes the Agua Tónica Backus, Guaraná Backus, and Viva Backus soft drinks brands throughout Peru. According to CCR Audit, these brands represented approximately 8% of the Peruvian sparkling soft drinks market in the year ended 31 March 2015. Backus also produces both sparkling and still bottled water under the Cristalina Backus and San Mateo brands. In the year ended 31 March 2015, Backus’ water brands represented approximately 19% of the Peruvian bottled water market according to CCR Audit. In addition, Backus produces a malt-based non-alcoholic beverage, Maltin Power, being the only producer in this category.

Ecuador

The SABMiller Group carries out its operations in Ecuador through Cervecería Nacional (CN) SA. The SABMiller Group’s effective interest in Cervecería Nacional (CN) SA is 96%.

According to Mardis Cia. Ltda, the SABMiller Group had approximately a 55% share of the alcohol market in Ecuador for the year ended 31 March 2015. The principal brands sold in Ecuador are Pilsener, Club, Pilsener Light, Dorada, Miller Lite and MGD.

Cervecería Nacional (CN) SA also produces malt beverages under the Pony Malta brand and bottles both still and sparkling water under the Manantial brand.

Panama

Cervecería Nacional SA (“Cervecería Nacional”) is the SABMiller Group’s principal lager and beverage producer in Panama. The SABMiller Group’s effective interest in Cervecería Nacional is 97%.

Cervecería Nacional’s beer sales in Panama represented approximately 63% of the total Panamanian beer market for the year ended 31 March 2015, according to Dichter and Neira. Cervecería Nacional produces the Atlas, Balboa, Balboa Ice, 507 and Miller Lite brands in Panama. Cervecería Nacional also imports and distributes MGD. Cervecería Nacional’s most popular brand in Panama is Atlas, which accounted for approximately 35% of Cervecería Nacional’s lager volume for the year ended 31 March 2015.

In addition, the SABMiller Group’s Panamanian subsidiaries produce, bottle and distribute Malta Vigor, a non-alcoholic malt beverage brand. For the year ended 31 March 2015, Malta Vigor constituted approximately 94% of the non-alcoholic malt beverages market according to Dichter and Neira. Cervecería Nacional also produces and bottles PepsiCo soft drinks, including Pepsi, Mirinda and 7UP, pursuant to exclusive bottling agreements with PepsiCo International dating back to 1946 and also produces and bottles Schweppes soft drinks including Orange Crush, Squirt and Canada Dry. The SABMiller Group has approximately 29% by volume share of the Panamanian sparkling soft drinks market according to Dichter and Neira.

Honduras

The SABMiller Group operates in Honduras principally through its subsidiary Cervecería Hondureña SA de CV (“CHSA”). The SABMiller Group’s effective interest in CHSA is 99%.

According to Nielsen Consumer, the SABMiller Group’s brands account for approximately 62% of the Honduran alcohol market by volume for the year ended 31 March 2015. CHSA is the sole domestic brewer in Honduras. The SABMiller Group’s proprietary domestic brands in Honduras include Barena, Imperial, Port Royal and Salva Vida. In addition, CHSA produces Miller Lite, and imports and distributes MGD and Corona Extra, with the distribution agreement for the latter expected to terminate in 2020.

According to Nielsen Consumer, CHSA is the market leader for sparkling soft drinks in Honduras, accounting for approximately 58% of the Honduran sparkling soft drinks market by volume for the year ended 31 March 2015. CHSA is the exclusive bottler in Honduras of the Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca, Powerade and Canada Dry brands. CHSA also produces Dasani and Vital within the water category, as well as Fuze Tea and del Valle juices. All of these brands are owned by The Coca-Cola Company. CHSA also owns, produces and sells Tropical, which is a sparkling soft drink brand, and ActiMalta, which is a non-alcoholic malt beverage.

El Salvador

The SABMiller Group operates in El Salvador principally through its wholly-owned subsidiary, Industrias la Constancia SA de CV.

The SABMiller Group’s brands accounted for approximately 90% of the Salvadoran beer market by volume for the year ended 31 March 2015, according to SABMiller management estimates. The SABMiller Group’s domestic brands in El Salvador include Suprema, Golden, Pilsener and Regia Extra. It also imports and distributes Miller Lite and MGD.

Industrias la Constancia SA de CV is also a significant producer and distributor of sparkling soft drinks in El Salvador, with approximately 57% by volume of the market for the year ended 31 March 2015, according to SABMiller management estimates. It has the exclusive bottling and distribution rights for all of The Coca-Cola Company’s brands in El Salvador including Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca, Powerade and Tropical. In addition, the Cristal water division is primarily a bottler and distributor of purified water to homes and offices. It also produces and distributes ActiMalta, a non-alcoholic malt beverage, and a wide range of still soft drinks, including the Jugos del Valle brand in the juices category and flavored teas.

Argentina

The SABMiller Group operates in Argentina principally through its subsidiary, CASA Isenbeck.

The SABMiller Group’s brands accounted for approximately 5% of the Argentinian beer market by volume for the year ended 31 March 2015, according to SABMiller management estimates. The SABMiller Group’s brands in Argentina include Isenbeck, Diosa Tropical, Miller Lite and MGD. CASA Isenbeck produces and distributes the Warsteiner brand under a long-term license agreement.

Africa

The SABMiller Group operates in 17 countries in Africa and as at 31 March 2015 had 28 lager breweries, 26 soft drink bottling plants and 19 sorghum breweries. South Africa has the highest volume of lager sales in the SABMiller Group’s Africa subsidiary operations.

SAB is the founding business of the SABMiller Group and has been operating since 1895. It is the leading brewer in South Africa and competes in every category of the brewing industry. Major local brands include Castle Lager, Carling Black Label, Castle Milk Stout, Castle Lite and Hansa Pilsener.

The SABMiller Group’s non-beer beverage operations in South Africa comprise:

•	100% of ABI, the soft drinks division of SAB, the largest bottler of Coca-Cola products in South Africa;

•	100% of Appletiser, an international producer of non-alcoholic fruit drinks; and

•	27% of Distell Group Ltd, a major manufacturer and distributor in the South African wines and spirits sector.

The SABMiller Group has a strategic alliance with Castel pursuant to which Castel’s holding company has a 38% economic interest in SABMiller’s principal African holding company and the SABMiller Group has a 20% economic interest in Castel’s African beverage operations other than in relation to Castel’s operations in Angola where the SABMiller Group’s interest is 27.5%. This alliance capitalizes on the complementary nature of the companies’ geographic portfolios. Castel has lager and soft drinks interests in 22 largely French-speaking countries of West, Central and North Africa and the Indian Ocean. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Congo, Côte d’Ivoire, Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Gambia, Guinea, Madagascar, Mali, Morocco, Niger, Senegal, Togo and Tunisia. In addition, the SABMiller Group has associated undertakings in Algeria, Morocco and Zimbabwe, and a procurement company in Mauritius.

For the year ended 31 March 2015, the SABMiller Group’s share of Castel’s African beverage operations’ lager volumes was 7.1 million hl and the SABMiller Group’s share of Castel’s African beverage operations’ soft drinks volumes was 6.4 million hl.

The SABMiller Group also produces and bottles Coca-Cola products in 23 African markets (in alliance with Castel in 15 of these markets and through the SABMiller Group’s associated undertaking in Zimbabwe).

The SABMiller Group’s average number of employees in Africa for the year ended 31 March 2015 was approximately 24,802.

Details of the SABMiller Group’s operations in Africa are shown below:

	Number of breweries(1)	Total lager volume for year ended 31 March 2015(2)	Number of soft drinks bottling plants(1)	Total soft drinks volume for year ended 31 March 2015(2)
		(million hl)		(million hl)
Country
Algeria	—	0.2	—	0.7
Botswana	1	0.6	1	0.8
Comores	—	—	1	—
Ethiopia	—	—	1	0.4
Ghana	1	0.6	4	1.7
Kenya	—	—	1	0.3
Lesotho	1	0.4	1	0.2
Mayotte	1	—	1	0.2
Morocco	—	0.2	—	0.1
Mozambique	3	2.4	—	—
Nigeria	3	2.2	4	1.0
South Africa(3)	8	27.9	6	19.8
South Sudan	1	0.2	1	0.1
Swaziland	1	0.3	1	0.2
Tanzania	4	2.8	—	0.1
Uganda	2	1.7	1	0.9
Zambia	2	1.2	3	1.2
Zimbabwe	—	0.6	—	0.8
Castel (including Angola)	—	7.1	—	6.4

Total	28	48.4	26	34.9

Notes:

(1)	Breweries and soft drinks bottling plants relate to subsidiaries only; excludes sorghum breweries but includes water and maheu plants.
(2)	Includes 100 per cent of subsidiaries’ volumes and the SABMiller Group’s share of associates’ volumes.
(3)	Includes Namibia.

The annual lager capacity of subsidiaries in Africa as at 31 March 2015 was 52 million hl and the soft drinks capacity at the same date was 34 million hl.

South Africa

According to Euromonitor International Limited in respect of 2014, South Africa was the 10th largest beer market in the world by volume. As at 31 March 2015, SAB sales represented approximately 90% of total lager beer consumption in South Africa, according to SABMiller management estimates.

The principal activity of SAB is the production, marketing and distribution of beer, soft drinks and non-alcoholic beverages throughout South Africa. For the year ended 31 March 2015, the SABMiller Group sold 27.9 million hl of lager and 19.8 million hl of soft drinks (including sparkling soft drinks, fruit juices and water) in South Africa (including Namibia). SAB has 10 brands of beer, five flavored alcoholic beverages brands and two flavored beer brands. Its three mainstream lager brands are Castle Lager, Carling Black Label and Hansa Pilsener, with Castle Lager being the company’s flagship brand. There are three brands in the local premium category: Castle Lite, Castle Milk Stout and Hansa Marzen Gold. There are four brands in the global brands category: MGD, Pilsner Urquell, Peroni Nastro Azzurro and Grolsch. The brands in the flavored alcoholic beverages category are Redd’s Premium Cold, Redd’s Premium Dry, Redd’s Bold, Brutal Fruit and Sarita. The flavored beer brands are Flying Fish and Castle Lite Lime.

SAB operates eight breweries and also has two malting plants and one hop-processing plant. SAB is also in the process of building a new malting plant.

Tanzania

Tanzania Breweries Limited, which is listed on the Dar-es-Salaam Stock Exchange, owns Tanzania’s most popular beer brands (Kilimanjaro and Safari Lager) according to SABMiller management estimates and is licensed to produce and distribute other brands, including Castle Lager and Castle Lite in Tanzania. The SABMiller Group has an effective economic interest of 36% in Tanzania Breweries Limited.

According to SABMiller management estimates, per capita consumption in the Tanzanian beer market has been relatively stable in recent years at approximately eight liters, although per capita beer consumption in the year ended 31 March 2015 dropped to 6.9 liters per annum. The SABMiller Group’s share of the Tanzanian beer market was approximately 76% for the year ended 31 March 2015, according to Frontline Market Research.

Mozambique

The SABMiller Group has an effective economic interest of 49% in its listed operation Cervejas de Moçambique SA in Mozambique. The SABMiller Group’s share of the beer market in Mozambique was approximately 92% for the year ended 31 March 2015, according to Frontline Market Research. The SABMiller Group’s portfolio of brands in Mozambique includes 2M, Laurentina Preta, Manica, Castle Lite and Impala (a cassava-based lager).

Uganda

The SABMiller Group has an effective economic interest of 62% in Uganda’s Nile Breweries Limited, which has a strong portfolio of brands including Nile Special, Club Pilsener, Chairman’s ESB, Eagle Extra and Eagle Lager. The SABMiller Group’s share of the Ugandan beer market was approximately 59% for the year ended 31 March 2015, according to Frontline Market Research.

Zambia

The SABMiller Group has an effective economic interest of 54% in Zambian Breweries plc, a company listed on the Lusaka Stock Exchange. The SABMiller Group’s share of the Zambian beer market was approximately 90% for the year ended 31 March 2015, according to Frontline Market Research. The SABMiller Group’s key local brand in Zambia is Mosi. Castle Lager is produced and sold under license in Zambia.

Nigeria

The SABMiller Group has an effective economic interest of 41% in Pabod Breweries Ltd, an effective economic interest of 38% in Intafact Beverages Ltd and an effective economic interest of 36% in International Breweries plc, which is listed on the Nigerian Stock Exchange. The SABMiller Group’s share of the Nigerian beer market was approximately 13% for the year ended 31 March 2015, according to SABMiller management estimates. The SABMiller Group’s key local brands in Nigeria are Trophy and Hero.

Botswana

Kgalagadi Breweries (Pty) Limited is the only domestic producer of lager in Botswana, with an overall market share of approximately 90% for the year ended 31 March 2015, according to Frontline Market Research. Its main brands are St. Louis, Castle Lager, Castle Lite, Carling Black Label and Hansa Pilsener. The SABMiller Group has an effective economic interest of 31% in Kgalagadi Breweries (Pty) Limited.

Lesotho

The SABMiller Group is the only brewer in Lesotho, operating through Maluti Mountain Brewery (Pty) Limited. The SABMiller Group has an effective economic interest of 24% in Maluti Mountain Brewery (Pty) Limited. The SABMiller Group had an approximate 99% share of the beer market in Lesotho for the year ended 31 March 2015, according to SABMiller management estimates. The key local brand in Lesotho is Maluti.

Ghana

The SABMiller Group has an effective economic interest of 60% in Accra Brewery Limited, which in the year ended 31 March 2015 had an approximate 48% share, by volume, of the Ghanaian beer market, according to SABMiller management estimates. The SABMiller Group’s key local brands in Ghana are Eagle, Stone and Club, which is Ghana’s top-selling beer brand.

Swaziland

The SABMiller Group is the only brewer in Swaziland, operating through Swaziland Beverages Limited, in which it has an effective economic interest of 37%. The SABMiller Group’s share of the beer market in Swaziland was approximately 89% for the year ended 31 March 2015, according to Frontline Market Research. The SABMiller Group’s key local brand in Swaziland is Sibebe.

South Sudan

The SABMiller Group has an effective economic interest of 80% in Southern Sudan Beverages Limited. The SABMiller Group’s key local brand in South Sudan is White Bull.

Zimbabwe

The SABMiller Group has an effective economic interest of 25% in Delta Corporation Limited, which is listed on the Zimbabwe Stock Exchange, and in the year ended 31 March 2015, had an approximate 97% share, by volume, of the Zimbabwean beer market, according to Frontline Market Research. Its largest brands are Castle Lager, Eagle, Carling Black Label and Golden Pilsener.

Soft drinks and other operations

Soft drinks

The SABMiller Group bottles and distributes Coca-Cola products in South Africa, Botswana, Comores, Lesotho, Mayotte, Swaziland and Zambia.

The soft drinks division of SAB, ABI, produces and bottles products in South Africa under franchise agreements with The Coca-Cola Company, which give ABI (the soft drinks division of SAB) exclusive distribution rights in certain geographic areas. These areas cover approximately 52% of the South African population and generate approximately 54% of total South African Coca-Cola sales volumes. Coca-Cola and Schweppes products have a combined market share of approximately 86% of the soft drinks market in ABI’s territories in South Africa and 69% of the total soft drinks market, including waters, sports and energy drinks and iced tea.

ABI conducts essentially all of its business under five-year renewable franchise agreements with The Coca-Cola Company, and this relationship is fundamental to ABI’s business. SABMiller management believes that ABI enjoys an open and constructive relationship with The Coca-Cola Company. ABI’s current franchise agreements with The Coca-Cola Company expire on 30 March 2018.

Appletiser produces non-alcoholic sparkling fruit juices. The core brands of Appletiser are Appletiser, Grapetiser and Peartiser sparkling fruit juices. ABI has five bottling plants and Appletiser has one bottling plant.

The SABMiller Group has an effective interest of 80% in the Voltic (GH) Limited water business in Ghana, a 50% effective interest in the Voltic Nigeria Ltd water business in Nigeria, a 40% effective interest in the Ambo Mineral Water Share Company in Ethiopia, a 62% effective interest in a maheu business in Zambia, an 80% effective interest in the Rwenzori Bottling Company Ltd water business in Uganda and an 80% effective economic interest in the Crown Beverages Limited water bottling and distribution business in Kenya.

Other operations

As at 31 March 2015, the SABMiller Group operated 19 sorghum beer breweries: five in Zambia, four in Malawi, three in Botswana, two in Mozambique and one in Ghana, Nigeria, Swaziland, Tanzania and Uganda. The SABMiller Group makes sales of wines and spirits through its subsidiaries in Tanzania and Mozambique, and through its associate interest in Distell Group Ltd. Total sales volumes for the year ended 31 March 2015 included 5.5 million hl of sorghum beer and 2.1 million hl of wines and spirits.

Asia Pacific

In Asia Pacific, the SABMiller Group conducts business primarily in Australia, China and India, with operations also in South Korea and Vietnam. In December 2011, the SABMiller Group completed the acquisition of a 100% interest in Foster’s. In Australia, the SABMiller Group operates principally through CUB, which is the Australian beverage business of Foster’s, and the second largest brewer in Australia with a portfolio of brands that includes the leaders in the traditional regular category. Now in its 22nd year, the SABMiller Group’s associate in China is the biggest brewer by volume in China. The SABMiller Group is the second largest brewer by volume in India. The SABMiller Group also has subsidiaries in South Korea and Vietnam, and exports to numerous markets.

The SABMiller Group’s average number of employees in Asia Pacific for the year ended 31 March 2015 was approximately 5,048.

	Number of breweries(1)	Total lager volume for year ended 31 March 2015(2)
		(million hl)
Country
Australia	7	7.1
China	—	58.6
India	11	5.2
South Korea	—	0.1
Vietnam	1	—
Other Asia	—	0.2

Total	19	71.2

(1)	Breweries relate to subsidiaries only.
(2)	Includes 100% of subsidiaries’ volumes and the SABMiller Group’s share of associates’ volumes.

The annual lager capacity of subsidiaries in Asia Pacific as at 31 March 2015 was 18 million hl.

Australia

CUB is a leading brewer in Australia and has a portfolio of beer, cider and spirits/ready-to-drink beverage master brands. CUB’s brand portfolio includes iconic Australian beer brands such as Victoria Bitter and Carlton Draught (number one draught beer, according to BARSCAN) and Crown Lager (number one domestic premium beer, according to IRi-Aztec). It also includes craft beer brands such as Matilda Bay’s Fat Yak, Beez Neez and Minimum Chips. CUB is a leader in the Australian cider category with popular cider brands Strongbow, Mercury, Bulmers Original, Kopparberg and Matilda Bay’s Dirty Granny. The SABMiller Group’s key brands in Australia, other than CUB brands, are Peroni Nastro Azzurro, Miller Chill, Peroni Leggera, MGD and Grolsch. According to ex-brewery data. CUB’s share of the national beer market by volume, excluding private label brands, was 45 per cent, for the year ended 31 March 2015.

As at 31 March 2015, the SABMiller Group had five Australian breweries: the Yatala Brewery in Queensland, the Abbotsford Brewery in Melbourne, two Cascade Breweries in Hobart and the Port Melbourne craft brewery in Melbourne, as well as cideries in Campbelltown, New South Wales and New Zealand. The Bluetongue Brewery in Warnervale was closed in May 2014. Closures of the Campbelltown cidery and the Port Melbourne brewery in New South Wales have been announced and are due to be completed by the financial year ending 31 March 2017.

China

According to Canadean Limited, China is the largest beer market in the world by volume. Beer output totaled 490 million hl for the year ended 31 March 2015, according to the National Bureau of Statistics of China. In China, the SABMiller Group owns 49% of CR Snow, a partnership with China Resources Beer (Holdings) Company Limited, which holds the remaining 51%. China Resources Beer (Holdings) Company Limited is listed on the Hong Kong Stock Exchange and is included in the Hang Seng Index.

For the year ended 31 March 2015, the SABMiller Group’s share of CR Snow’s lager volumes was 58.6 million hl, approximately 24% of annual output according to the National Bureau of Statistics of China. CR Snow has been the largest brewer by volume in China since 2006. In September 2013, CR Snow completed the acquisition of the brewery business of Kingway Brewery Holdings Limited.

India

The SABMiller Group operates in India principally through SABMiller India Ltd in which it has an effective economic interest of 99%. In September 2006, the SABMiller Group acquired a 100% interest in Foster’s operations and brand in India which has been integrated into the existing Indian business. In 2014, the SABMiller Group’s brewing operations in India were the country’s second largest by volume according to Canadean Limited.

The SABMiller Group has 11 breweries in India. During the year ended 31 March 2015, the SABMiller Group sold 5.2 million hl of lager in India. The SABMiller Group’s key brands in India include Haywards, Royal Challenge, Knockout and Foster’s.

Vietnam

The SABMiller Group commenced operations in Vietnam through a joint venture which was established in 2006 and commenced trading in the second half of the year ended 31 March 2007 following the establishment of a greenfield brewery near Ho Chi Minh City. In March 2009, the SABMiller Group acquired its joint venture partner’s interest and now owns 100% of SABMiller Vietnam Company Ltd. The SABMiller Group’s key brands in Vietnam are Zorok and Gambrinus.

Europe

The SABMiller Group’s expansion into mainland Europe began in 1993 with the acquisition of Dreher in Hungary, followed by further significant investments in Poland, the Czech Republic, Italy and the Netherlands. In March 2012, the SABMiller Group completed its strategic alliance with Anadolu Efes and the SABMiller Group’s Russian beer business, SABMiller RUS LLC, and Ukrainian beer business, PJSC Miller Brands Ukraine, were contributed to Anadolu Efes in exchange for a 24% equity stake in the enlarged Anadolu Efes which has investments in Turkey, Russia, the Commonwealth of Independent States, Central Asia and the Middle East. In June 2015 the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites.

The SABMiller Group is one of the region’s leading brewers, with brewing operations in nine countries: the Netherlands, Poland, the Czech Republic, Italy, Romania, Hungary, Slovakia, Spain (Canary Islands) and the United Kingdom. As at 31 March 2015, the SABMiller Group owned 17 breweries across Europe. Since 31 March 2015 this has increased to 18 following the acquisition of Meantime Brewing Company Ltd in the United Kingdom. The SABMiller Group also sells to a further six European markets, of which the largest are Germany and France. A further 16 countries including Russia, Turkey and the Ukraine are covered in the strategic alliance with Anadolu Efes through brewing, soft drinks and export operations.

At 31 March 2015, SABMiller Group companies held the number one or two market position, by volume, in six European countries, according to Canadean Limited. The SABMiller Group’s earnings in Europe are principally derived from its operations in the Czech Republic and Poland.

The SABMiller Group’s average number of employees in Europe for the year ended 31 March 2015 was approximately 9,810.

Details of the SABMiller Group’s lager operations in Europe are shown in the table below:

	Number of breweries(1)	Total lager volume for year ended 31 March 2015(2)
		(million hl)
Country
Poland	3	13.5
Czech Republic	3	6.8
Romania	3	5.6
Italy	3	3.3
Hungary	1	2.2
The Netherlands	1	1.5
Miller Brands (UK)(3)	—	1.5
Slovakia	1	1.5
Anadolu Efes	—	5.7
Brands Europe (including Dubai)	—	1.1
Canary Islands	2	0.9

Total	17	43.6

Notes:

(1)	Breweries relate to subsidiaries only and as at 31 March 2015.
(2)	Includes 100% of subsidiaries’ volumes and the SABMiller Group’s share of associates’ volumes.
(3)	The SABMiller Group had no brewery facilities in the United Kingdom as at 31 March 2015, but at the date of this prospectus has one brewery in the United Kingdom.

The annual lager capacity of subsidiaries in Europe as at 13 March 2015 was 51 million hl.

Poland

The SABMiller Group owns 100% of Kompania Piwowarska SA in Poland. According to the Central Statistical Office of Poland, the SABMiller Group’s volume market share in Poland was 36% for the year ended 31 March 2015. As at 31 March 2015, the SABMiller Group had three Polish breweries: one in Poznan in western Poland, one in Tychy in southern Poland and one in Bialystok in north eastern Poland. The SABMiller Group’s Zubr brand was the leading beer brand in Poland, with sales of 4.8 million hl for the year ended 31 March 2015. The Tyskie brand was the number two beer brand in Poland for the year ended 31 March 2015 according to Nielsen Consumer.

Czech Republic

The SABMiller Group owns 100% of Plzeňský Prazdroj a.s. in the Czech Republic. The SABMiller Group is the leading brewer in the Czech Republic according to the Czech Beer and Malt Association, with an estimated 49% share of the beer market by volume, primarily due to the SABMiller Group’s brands, Gambrinus and Kozel, which were the number one and two brands in the country for the year ended 31 March 2015, respectively. It also brews Pilsner Urquell, the brand leader in the premium category. The SABMiller Group’s operations comprise three breweries: Plzeňský Prazdroj, Pivovar Radegast and Pivovar Velké Popovice. Major brands sold in the Czech Republic are Pilsner Urquell, Gambrinus, Radegast and Kozel, and the non-alcoholic Birell.

Romania

The SABMiller Group’s Romanian business, Ursus Breweries S.A., had a market share of approximately 32% for the year ended 31 March 2015 according to Nielsen Consumer. Its main proprietary domestic brands are Ursus Premium, Timisoreana and Ciucas, and it continues to expand its premium portfolio by rolling out Peroni

Nastro Azzurro, Redd’s and Grolsch. The SABMiller Group’s Timisoreana brand was the leading brand in the Romanian beer market, and Ciucas was the number two brand for the year ended 31 March 2015, according to Nielsen Consumer. Ursus Breweries S.A. has three breweries located in Buzau, Timisoara and Brasov.

Italy

The SABMiller Group’s effective interest in Birra Peroni Srl (“Birra Peroni”) is 100%. According to SymphonyIRI Group, Birra Peroni had an approximate 20% share of the Italian beer market for the year ended 31 March 2015. According to the same source, the Peroni brand is number one in Italy with an estimated 13% share of the market in the year ended 31 March 2015 and is one of the oldest brands in the country, dating back to 1846. Nastro Azzurro, another of the Birra Peroni brands, is among the top premium brands in the country, with an estimated 13% share of the Italian market premium category in the year ended 31 March 2015. Birra Peroni primarily exports its brands to Australia, the United Kingdom, and the United States, and continues to develop and grow its export revenue. Birra Peroni has three breweries in Italy located in Rome, Padua and Bari.

The Netherlands

The SABMiller Group owns 100% of Koninklijke Grolsch NV (“Royal Grolsch”), a brewer based in the Netherlands. According to Nielsen Consumer, Royal Grolsch had an estimated 12% share of the Netherlands beer market by volume for the year ended 31 March 2015. Its primary brand is Grolsch Premium Lager, which is an iconic Dutch brand with 400 years of brewing heritage and represents approximately 78% of Royal Grolsch’s domestic volumes. Other SABMiller Group brands sold in the Netherlands are Peroni Nastro Azzurro, Pilsner Urquell, Tyskie, Lech, Grolsch Premium Weizen, Lentebok and Herfstbok. Grolsch Premium Lager is currently sold in approximately 65 countries, including Australia, Canada, Poland, Romania, Russia, South Africa, the United Kingdom and the United States of America. Potential growth of the Grolsch Premium Lager brand is expected across Africa and Latin America, where the premium category is still in its infancy, and in the more developed markets of central and eastern Europe.

Anadolu Efes

In March 2012, the SABMiller Group completed its strategic alliance with the Turkish beer and soft drinks business, Anadolu Efes, under which the SABMiller Group transferred its Russian and Ukrainian beer businesses to Anadolu Efes in return for a 24% equity stake in the enlarged Anadolu Efes. The SABMiller Group accounts for its investment in Anadolu Efes as an associate using equity accounting. The Europe segment includes the SABMiller Group’s 24% share of Anadolu Efes.

Anadolu Efes’ activities are conducted by three divisions: Turkey beer; International beer; and soft drinks. Anadolu Efes is Turkey’s largest brewer controlling approximately 70% of the local market as at 31 March 2015 according to SABMiller management estimates. Outside Turkey, Anadolu Efes has brewing operations in Russia, Kazakhstan, Ukraine, Moldova, and Georgia. According to Canadean Limited, Russia is the world’s fourth largest beer market. Anadolu Efes also exports its primary brand Efes to more than 70 countries.

Anadolu Efes owns a 50.3% share in Coca-Cola İçecek A.Ş. (“CCİ”), which is the sixth largest bottler in the Coca-Cola system, based on volume. CCİ manufactures, sells and distributes The Coca-Cola Company branded beverages in Turkey, Azerbaijan, Jordan, Kazakhstan, Kyrgyzstan, Pakistan, Iraq, Turkmenistan, Syria and Tajikistan. According to Nielsen Consumer, CCİ is the market leader in Turkey and Kazakhstan and ranks second in Pakistan. According to Retail Zoom, CCİ ranks second in Iraq. According to Ipsos Retail Performance, CCİ is the market leader in Azerbaijan, Kyrgyzstan and Turkmenistan and according to SABMiller management estimates ranks second in Jordan.

Other European operations

In Hungary, the SABMiller Group’s subsidiary, Dreher, maintains a well-positioned portfolio of brands covering all popular lager categories, including the Dreher brand, which is a leading local premium brand, and Arany Ászok. Dreher also brews Hofbräu under license. Dreher had a market share of approximately 40% for the year ended 31 March 2015, according to the Hungarian Brewers’ Association.

In Slovakia, Pivovary Topvar is the second largest brewing company by volume according to SABMiller management estimates. The premium brand Pilsner Urquell and several of the SABMiller Group’s Czech brands are sold alongside Šariš, Topvar and Smadny Mnich in the Slovakian brand portfolio.

Compañia Cervecera de Canarias in the Canary Islands produces Dorada and Tropical, which are local brands, and Carlsberg under license, and distributes certain of the SABMiller Group’s global brands. In addition, Compañia Cervecera de Canarias also produces Appletiser and economy beer brands (Kelson, Saturday and Estrella de Canarias) for the local market, and has an agreement to distribute Guinness, Red Bull and Kopparberg.

In 2005, the SABMiller Group established Miller Brands (UK) Limited for the sale, marketing and distribution of the SABMiller Group’s international premium brands in the United Kingdom and Ireland. Miller Brands (UK) Limited sells Peroni Nastro Azzurro, MGD and Pilsner Urquell and other SABMiller Group brands such as Tyskie, Lech and Kozel, in a variety of formats for consumption in both the on-premise and off-premise channels.

In 2011, the SABMiller Group established SABMiller Brands Europe a.s. for the sale, marketing and distribution of the SABMiller Group’s brands in Europe and the Middle East where the SABMiller Group does not have breweries, such as Germany, France, Sweden, Spain, Austria and the United Arab Emirates. SABMiller Brands Europe a.s. sells the SABMiller Group’s brands including Peroni Nastro Azzurro, Pilsner Urquell, MGD, Grolsch, Tyskie, Lech and Kozel.

In 2015, the SABMiller Group acquired the UK modern craft brewer, Meantime Brewing Company Ltd (“Meantime”). Meantime’s brands include London Pale Ale, London Lager, and Yakima Red.

North America

Until 30 June 2008, the SABMiller Group’s subsidiary Miller conducted its operations predominantly in the United States of America, where it was the second-largest brewer. Up to that date Miller’s results were consolidated within the SABMiller Group’s financial statements. On 1 July 2008, the MillerCoors Transaction was completed, resulting in the creation of the MillerCoors joint venture. As a result, the SABMiller Group has a 58% economic interest and Molson Coors has a 42% economic interest in MillerCoors. As part of the MillerCoors Transaction, Miller transferred substantially all of its operating assets (excluding its international assets, which represented a small percentage of Miller’s total operating assets) to MillerCoors. MillerCoors is accounted for as a joint venture using equity accounting by the SABMiller Group. The North America segment includes the SABMiller Group’s 58% share in MillerCoors and 100% of Miller Brewing International and various North American holding companies.

Products

MillerCoors brews, markets and sells the MillerCoors portfolio of brands in the U.S.A. and Puerto Rico. It competes in every major category of the U.S. beer industry, including the import, premium light, premium regular, economy, craft, flavored malt beverage and cider categories. MillerCoors’ core brand families, Miller Lite and Coors Light (premium light), MGD and Coors Banquet (premium regular), Miller High Life, Keystone and Milwaukee’s Best (economy) accounted for approximately 80% of MillerCoors’ total domestic shipment volume in the United States of America during the year ended 31 March 2015, excluding contract brewing.

In August 2010, MillerCoors established the Tenth and Blake Beer Company, its craft and import division. It imports Peroni Nastro Azzurro, Pilsner Urquell and Grolsch and features craft brews from the Jacob Leinenkugel Brewing Company, Blue Moon Brewing Company and the Blitz-Weinhard Brewing Company. To expand its portfolio, Tenth and Blake acquired The Crispin Cider Company in February 2012 and the Saint Archer Brewing Company in October 2015. In addition, MillerCoors has expanded its presence in the above premium category with brand offerings such as Redd’s, a line of flavored malt beverages.

MillerCoors believes that the enhanced brand portfolio, scale and combined management strength of the joint venture allows the combined businesses to compete more vigorously in the aggressive and rapidly changing U.S. marketplace and thus improves the operational and financial performance through:

•	building a stronger brand portfolio and giving consumers more choice;

•	cost reductions and improving productivity;

•	creating a more effective competitor; and

•	improving the route to market and benefiting distributors and retailers.

Employees

MillerCoors had approximately 8,400 employees as at 31 March 2015.

Sales and Distribution

In the United States, beer is generally distributed through a three-tier system consisting of manufacturers, distributors and retailers. As at 31 March 2015, a national network of approximately 425 independent distributors purchases MillerCoors’ products and distributes them to retail accounts.

Brewing Facilities

MillerCoors operates eight major breweries in the U.S.A., as well as the Leinenkugel’s craft brewery in Chippewa Falls, Wisconsin, two microbreweries, the 10th Street Brewery in Milwaukee, the Blue Moon Brewing Company at Coors Field in Denver, and The Crispin Cider Company cidery in Colfax, California. The annual lager capacity of MillerCoors as at 31 March 2015 was approximately 90 million hl. In September 2015 MillerCoors announced the planned closure of its Eden, North Carolina brewery effective September 2016.

Contract Manufacturing

MillerCoors has an agreement to brew, package and ship products for Pabst Brewing Company through to June 2020. Additionally, MillerCoors produces beer under contract for Molson Coors and for SABMiller.

DESCRIPTION OF NEWBELCO ORDINARY SHARES AND NEWBELCO ADSs

The following description of Newbelco’s share capital is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Belgian Companies Code and the complete text of the Newbelco articles of association, which will be substantially in the form attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part. You should read those laws and documents carefully.

There are differences between the AB InBev articles of association and the Newbelco articles of association as they will be in effect after the closing of the Belgian Offer. See “Comparison of the Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs”.

Except where otherwise indicated, the description below reflects the Newbelco articles of association as that document will be in effect as of the closing of the Belgian Offer. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the articles of association of Newbelco as they will be in effect from and after the closing of the Belgian Offer.

Newbelco Share Capital

History and Form of Newbelco Share Capital

At the date of this prospectus, Newbelco’s share capital amounts to EUR 61,500, divided into 6,150,000 shares without nominal value (the “Incorporation Shares”). The Incorporation Shares are issued in registered form, are freely transferable and are fully paid-up. Newbelco has only one class of Incorporation Shares.

At the Newbelco general meeting to be held in connection with the implementation of the UK Scheme, the Newbelco Resolutions will include a proposal to increase the capital of Newbelco in connection with the contribution in kind of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by ADSs) subject to the UK Scheme to Newbelco and the issue of Initial Shares to the former SABMiller shareholders in exchange for such contribution.

Newbelco will cancel all the Incorporation Shares with effect simultaneously with the completion of the capital increase described above. Immediately following this capital increase (which will take place after the effectiveness of the UK Scheme and the transfer of SABMiller ordinary shares to Newbelco), Newbelco’s share capital will amount to EUR            divided into            Initial Shares (based on the fully diluted share capital of SABMiller as at the close of business on the date prior to the publication of the Rule 2.7 Announcement). The former SABMiller shareholders will own all such Initial Shares at that point in time.

Through the Belgian Offer (prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Shares tendered into the Belgian Offer. The remaining Initial Shares (held by former SABMiller shareholders who validly elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Shares.

Upon completion of the Belgian Merger, Newbelco will issue new ordinary shares to holders of AB InBev ordinary shares and/or AB InBev ADSs and the Initial Shares held by AB InBev will be cancelled and such cancellation will be imputed on Newbelco’s stated capital.

As a result of the above transactions, it is anticipated that the share capital of Newbelco will be allocated as follows upon completion of the Transaction:

•	100% of the Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) to the former holders of AB InBev ordinary shares and/or AB InBev ADSs; and

•	100% of the Restricted Shares to former SABMiller shareholders that validly elect for the Partial Share Alternative.

If Altria and BEVCO elect for the Partial Share Alternative in respect of the entire share capital of SABMiller owned by them in accordance with the irrevocable undertakings described under “Material Agreements—Shareholder Irrevocable Undertakings”, all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration only and no additional shares in AB InBev are issued after the date of this prospectus, the issued share capital of Newbelco upon completion of the Transaction would be divided into 1,925,241,851 shares without nominal value, comprised of two classes:

•	1,608,242,156 Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs); and

•	316,999,695 Restricted Shares.

Upon completion of the Transaction, it is expected that Newbelco will not hold any shares in treasury directly. However, subsidiaries of Newbelco are expected to hold 537,731 ordinary shares in treasury (based on the number of AB InBev ordinary shares expected to be held in treasury by AB InBev’s subsidiaries Brandbrew S.A., Brandbev S.à R.L. and Mexbrew S.à R.L. as of the date of the Belgian Merger).

The Restricted Shares and the Newbelco ordinary shares will have the same rights and benefits, except that, among other things, the Newbelco ordinary shares will be freely transferrable whereas the Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR program and will be subject to, among other things, restrictions on transfer until converted into Newbelco ordinary shares. The Restricted Shares will be convertible at the election of the holder into Newbelco ordinary shares on a one-for-one basis with effect from the fifth anniversary of the consummation of the Transaction. The Restricted Shares and the Newbelco ordinary shares will generally vote as a single class, except as described under “—Right to Attend and Vote at Newbelco Shareholders’ Meetings—Quorum and Majority Requirements”.

Restricted Shares will, at all times, be in registered form, while Newbelco ordinary shares will be in dematerialized form or in registered form. A dematerialized security is represented by an entry on a personal account of the owner or holder, with a recognized account holder or clearing settlement institution. Holders of Newbelco ordinary shares may elect, at any time, at their own cost, to have their registered shares converted into dematerialized shares, and vice versa.

At the time of completion of the Transaction, the Newbelco ordinary shares and the Restricted Shares will be fully paid-up.

Changes in Newbelco Share Capital

Capital increases by the Newbelco shareholders’ meeting

Changes to Newbelco’s share capital will be decided by a shareholders’ meeting. The shareholders’ meeting may at any time decide to increase or decrease the share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies.

Capital increases by the Newbelco board of directors

Subject to the same quorum and majority requirements described above, a shareholders’ meeting may authorize the Newbelco board of directors, within certain limits, to increase the share capital of Newbelco without any further approval of its shareholders by way of authorized capital. This authorization needs to be limited in time (i.e., it can only be granted for a renewable period of a maximum of five years) and in scope (i.e., the increase by way of authorized capital may not exceed the amount of the share capital at the time of the authorization).

Preference rights and anti-dilution

In the event of a share capital increase by way of the issue of new shares, convertible bonds, warrants or other equity or equity-linked financial instruments, all Newbelco shareholders will have a preference right to subscribe for any such shares, convertible bonds, warrants or other equity or equity-linked financial instruments in accordance with Article 592 of the Belgian Companies Code, as further described below.

This preference right shall entitle each Newbelco shareholder to subscribe for any new shares, convertible bonds, warrants or other equity or equity-linked financial instruments, in each case pro rata to the proportion of Newbelco’s existing share capital that he or she holds immediately prior to such issue. Each Newbelco shareholder may exercise his or her respective preference rights in whole or in part.

The shareholders’ meeting may restrict or cancel these preference rights, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newbelco; provided, however, that if preference rights are restricted or cancelled with respect to any issuance in which any shareholder of Newbelco acquires any such shares, convertible bonds, warrants or other equity or equity-linked financial instruments, all shareholders of Newbelco shall be given the same right and be treated in the same way. This requirement shall not apply when preference rights are restricted or cancelled with respect to issuances of shares, convertible bonds, warrants or other equity or equity-linked financial instruments issued solely pursuant to management stock option plans in the ordinary course of business. If the shareholders’ meeting has granted an authorization to the Newbelco board of directors to effect a capital increase and such authorization allows the Newbelco board of directors to do so, the Newbelco board of directors may likewise restrict or cancel preference rights in accordance with the limitations set out in this paragraph.

Any decision to restrict or cancel preference rights requires a quorum at the shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions).

No Restricted Shares shall be issued other than to an existing holder of Restricted Shares exercising its preference rights and such holders of Restricted Shares shall only have the right to exercise their preference rights in order to subscribe to new Restricted Shares.

Certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. See “Risk Factors—Risks Related to Newbelco Ordinary Shares and American Depositary Shares—Investors may suffer dilution if they are not able to participate in equity offerings, and Newbelco ADS holders may not receive any value for rights that Newbelco may grant” for further details.

Acquisition and Disposal of Treasury Shares

Newbelco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

It is expected that the Newbelco General Meeting will grant an authorization allowing Newbelco to acquire, on or outside a stock exchange, Newbelco ordinary shares up to a maximum of 20% of Newbelco’s issued shares for a price not lower than one euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorization would be valid for a maximum of five years.

Description of the Rights and Benefits Attached to Newbelco Ordinary Shares

Right to Attend and Vote at Newbelco Shareholders’ Meetings

Annual shareholders’ meeting

The Newbelco annual shareholders’ meeting will be held on the last Wednesday of April of each year, at 11:00 a.m., or at any other time, at the place which will be mentioned in the convening notice. If this date is a legal holiday, the meeting will be held on the next business day at the same time.

At this meeting, the Newbelco board of directors and the statutory auditor will present a report on the management and financial situation of Newbelco as at the end of the previous accounting year, which shall run from 1 January to 31 December. The shareholders will then vote on the approval of the annual accounts, the allocation of Newbelco’s profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

Special and extraordinary shareholders’ meetings

The Newbelco board of directors or its statutory auditor (or the liquidators, if appropriate) may, whenever Newbelco’s interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened every time one or more of Newbelco shareholders holding at least one-fifth of Newbelco’s share capital so demand.

Such shareholders’ meetings of Newbelco shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than Newbelco’s registered office.

Notices convening Newbelco shareholders’ meeting

Notices of Newbelco shareholders’ meetings will contain the agenda of the meeting and the recommendations of the Newbelco board of directors on the matters to be voted upon.

Notices for Newbelco shareholders’ meetings will be given in the form of announcements placed at least 30 days prior to the meeting in at least one Belgian newspaper and in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad). Notices will be sent 30 days prior to the date of Newbelco shareholders’ meetings to the holders of Newbelco registered shares, holders of Newbelco registered warrants and to Newbelco directors and its statutory auditor.

Notices of all Newbelco shareholders’ meetings and all related documents, such as specific board of directors and auditor’s reports, will also be published on its website.

Admission to Newbelco shareholders’ meetings

All holders of Newbelco ordinary shares are entitled to attend Newbelco shareholders’ meetings, take part in the deliberations and, within the limits prescribed by the Belgian Companies Code and the Newbelco articles of association, vote, provided they have complied with the formalities for admission set out in the Newbelco articles of association.

The right to participate in and vote at a shareholders’ meeting of Newbelco will require a shareholder to:

•	have the ownership of his or her shares recorded in his or her name on the 14th calendar day preceding the date of the shareholders’ meeting, either through registration in the register of the registered shares of Newbelco, for holders of registered shares, or through book-entry in the accounts of an authorized account holder or clearing organization, for holders of dematerialized shares; and

•	notify Newbelco (or a person designated by Newbelco) at the latest on the sixth calendar day preceding the date of the shareholders’ meeting of his or her intention to participate in the meeting, indicating the number of shares in respect of which he or she intends to do so. In addition, a holder of dematerialized shares must, at the latest on the same day, provide Newbelco (or a person designated by Newbelco) with an original certificate issued by an authorized account holder or a clearing organization certifying the number of shares owned by the relevant shareholder on the record date for the shareholders’ meeting and for which he or she has notified his or her intention to participate in that meeting.

Voting by proxy

Any holder of Newbelco ordinary shares with the right to vote may either personally participate in the meeting or give a proxy to another person, who needs not be a shareholder, to represent him or her at the meeting. A shareholder may designate, for a given meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. The appointment of a proxy holder may take place in paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by Newbelco. The signed original paper or electronic form must be received by Newbelco at the latest on the sixth calendar day preceding the date of the shareholders’ meeting. Any appointment of a proxy holder shall comply with relevant requirements of applicable Belgian law in terms of conflicts of interests, record keeping and any other applicable requirements.

Remote voting

Any shareholder may vote remotely in relation to the shareholders’ meeting of Newbelco by sending a paper form or, if permitted by Newbelco in the notice convening the meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by Newbelco. Only forms received by Newbelco at the latest on the sixth calendar day preceding the date of the meeting will be taken into account.

Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the admission formalities set out in Article     of the Newbelco articles of association.

Right to request that items be added to the agenda and to ask questions at the shareholders’ meeting

One or more shareholders that together hold at least 3% of Newbelco’s share capital may request for items to be added to the agenda of any convened meeting and submit proposals for resolutions with regard to existing agenda items or new items to be added to the agenda, provided that (i) they prove ownership of such shareholdings as at the date of their request and record their shares representing such shareholdings on the record date for the relevant shareholders’ meeting and (ii) the additional items to be added to the agenda and/or proposed resolutions have been sent in writing (by registered mail or e-mail) by these shareholders to the registered office of Newbelco no later than on the twenty-second day preceding the date of the relevant shareholders’ meeting. Such shareholdings must be proven by a certificate evidencing the registration of the relevant shares in the share register of Newbelco or by a certificate issued by the authorized account holder or the clearing organization certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s).

Newbelco shall acknowledge receipt of shareholders’ requests within 48 hours and, if required, publish a revised agenda of the shareholders’ meeting at the latest on the fifteenth day preceding the date of the shareholders’ meeting. The right to request that items be added to the agenda or that proposed resolutions in relation to existing agenda items be submitted does not apply in case of a second shareholders’ meeting to be convened because the quorum was not obtained during the first shareholders’ meeting.

Within the limits of Article 540 of the Belgian Companies Code, the directors and the auditor of Newbelco shall answer, during the shareholders’ meeting, any questions raised by shareholders. Shareholders can ask questions either during the meeting or in writing, provided that Newbelco receives the written question at the latest on the sixth day preceding the date of the shareholders’ meeting.

Quorum and majority requirements

Each Newbelco ordinary share will be entitled to one vote except for shares owned by Newbelco, or by any of its subsidiaries, the voting rights of which will be suspended. The shares held by its principal shareholders will not entitle such shareholders to different voting rights.

Save as provided in the Belgian Companies Code and the Newbelco articles of association, there will be no quorum requirement at Newbelco shareholders’ meetings and decisions will be taken by a simple majority vote.

Resolutions relating to amendments of the Newbelco articles of association or the merger or split of Newbelco will be subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital of Newbelco, and the approval of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Resolutions relating to the modification of the rights attached to a particular class of Newbelco shares will be subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of Newbelco shares and the approval of at least 75% of the votes in each class of Newbelco shares. If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Any modification of Newbelco’s corporate purpose or legal form or any authorization to repurchase shares will require a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum will be required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

Pursuant to Article     of the Newbelco articles of association, any acquisition or disposal of tangible assets by Newbelco for an amount higher than the value of one-third of Newbelco’s consolidated total assets as reported in Newbelco’s most recent audited financial statements shall be within the exclusive jurisdiction of Newbelco’s shareholders’ meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented.

Dividend Rights

All Newbelco shares participate equally in Newbelco’s profits. Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs – see “—Description of the Rights and Benefits Attached to Newbelco ADSs—Dividends and Other Distributions” below) and Restricted Shares will have the same rights in relation to dividends and other distributions.

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of Newbelco shareholders’ equity over the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the Newbelco articles of association. Under Belgian law and the Newbelco articles of association, Newbelco must allocate an amount of 5% of its annual net profit on an unconsolidated basis to a legal reserve in its unconsolidated financial statements until such reserve equals 10% of Newbelco’s share capital.

In general, Newbelco may only pay dividends with the approval of the shareholders’ meeting. The annual dividend payment (if any) will be approved by Newbelco shareholders at the annual shareholders’ meeting and will be paid on the dates and at the places determined by the Newbelco board of directors. In addition, the Newbelco board of directors may declare interim dividends without shareholder approval, in accordance with the provisions of the Belgian Companies Code and Article of the Newbelco articles of association. It is expected that the Newbelco board of directors will decide the payment of dividends on a semi-annual basis.

Liquidation Rights

Newbelco can only be dissolved by a shareholders’ resolution passed in accordance with the conditions laid down for the amendment of the Newbelco articles of association (i.e., with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented).

If, as a result of losses incurred, the ratio of Newbelco’s net assets (determined in accordance with Belgian legal and accounting rules) to share capital is less than 50%, the board of directors must convene an extraordinary shareholders’ meeting within two months as of the date upon which the board of directors discovered or should have discovered this undercapitalization. At this shareholders’ meeting, the board of directors must propose either the dissolution of the company or the continuation of the company, in which case the board of directors must propose measures to redress the company’s financial situation. Shareholders’ resolutions in this regard are adopted in accordance with the conditions laid down for the amendments of the Newbelco articles of association.

If, as a result of losses incurred, the ratio of Newbelco’s net assets to share capital is less than 25%, the same procedure must be followed, it being understood; provided, however, that in this instance, shareholders representing 25% of the votes validly cast at the relevant shareholders’ meeting can decide to dissolve the company. If the amount of Newbelco’s net assets has dropped below EUR 61,500 (the minimum amount of share capital of a Belgian limited liability company (société anonyme / naamloze vennootschap), any interested party is entitled to request a competent court to dissolve the company. The court can order the dissolution of the company or grant a grace period within which the company may remedy the situation.

In the event of the dissolution and liquidation of Newbelco, the assets remaining after payment of all debts and liquidation expenses shall be distributed to the holders of shares of Newbelco, each receiving a sum proportional to the number of shares of Newbelco held by them. The Newbelco ordinary shares and Restricted Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newbelco.

Description of the Rights and Benefits Attached to Newbelco ADSs

General

Upon completion of the Transaction, Newbelco will assume the obligations of AB InBev under its Deposit Agreement, dated 30 June 2009, as amended from time to time, among AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of American Depositary Shares from time to time under the Deposit Agreement, and the AB InBev ADSs will thereby become Newbelco ADSs. As used in this section headed “—Description of the Rights and Benefits Attached to Newbelco ADSs”, all references to the “depositary” are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, which will be substantially in the form attached as Exhibit 4.1 to the registration statement of which this prospectus forms a part and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

Copies of the Deposit Agreement and any amendments to the Deposit Agreement are or will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain copies of the Deposit Agreement and any amendments thereto from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at http://www.sec.gov.

It is currently expected that each Newbelco ADS will represent an ownership interest in one Newbelco ordinary share which Newbelco will deposit with the depositary. Each Newbelco ADS will also represent any securities, cash or other property deposited with the depositary, but which the depositary has not distributed directly to the Newbelco ADS holders.

Uncertificated Newbelco ADSs may be registered on the books of the depositary in electronic book entry form by means of the Direct Registration System (“DRS”) operated by The Depository Trust Company (“DTC”). Periodic statements will be mailed to the Newbelco ADS holders that reflect their ownership interest in such Newbelco ADSs. Alternatively, under the Deposit Agreement, the Newbelco ADSs may be certificated by ADRs delivered by the depositary to evidence the Newbelco ADS (which certificates are referred to in this prospectus as the Newbelco ADRs). Unless otherwise specified in this description, references to “Newbelco ADSs” include (i) uncertificated Newbelco ADSs, the ownership of which will be evidenced by periodic statements Newbelco ADS holders will receive, and (ii) certificated Newbelco ADSs evidenced by Newbelco ADRs.

The depositary’s office is located at 101 Barclay Street, New York, New York 10286.Because the depositary or its nominee actually holds the underlying Newbelco ordinary shares, Newbelco ADS holders generally receive the benefit from such underlying Newbelco ordinary shares through the depositary. Newbelco ADS holders must rely on the depositary to exercise the rights of a Newbelco shareholder on their behalf, including the voting of the Newbelco ordinary shares represented by the Newbelco ADSs. If a person becomes an owner of Newbelco ADSs, it will become a party to the Deposit Agreement and therefore will be bound by its terms and by the terms of the Newbelco ADSs and the Newbelco ADRs. The Deposit Agreement specifies the rights and obligations of Newbelco, the Newbelco ADS holders’ rights and obligations as owners of Newbelco ADSs and the rights and obligations of the depositary. The Deposit Agreement, the Newbelco ADSs and the Newbelco ADRs will be governed by New York law. However, the underlying Newbelco ordinary shares will continue to be governed by Belgian law, which may be different from New York law.

Holding the Newbelco ADSs

The Newbelco ADSs may be held either (i) directly by having a Newbelco ADS registered in the Newbelco ADS holder’s name, whether issued in certificated or in uncertificated form, or (ii) indirectly through a broker or other financial institution. If a person holds Newbelco ADSs directly, by having a Newbelco ADS registered in its name on the books of the depositary, that person will be a Newbelco ADS holder. Except as otherwise indicated, this description assumes that holders of Newbelco ADSs hold their Newbelco ADSs directly solely for the purpose of summarizing the Deposit Agreement. If Newbelco ADS holders hold Newbelco ADSs indirectly through a broker or other financial institution, they must rely on the procedures of that broker or other financial institution to assert the rights of a Newbelco ADS holder described in this section. Newbelco ADS holders should consult with their broker or other financial institution to find out what those procedures are.

Dividends and Other Distributions

The depositary will agree to pay to ADS holders the cash dividends or other distributions it or the custodian will receive on shares or other deposited securities, after deducting its fees and expenses. Shareholders will receive these distributions in proportion to the number of ordinary shares their ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution Newbelco pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and is denied, or in the opinion of the depositary, cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may, and will, if Newbelco asks it to in writing, distribute additional ADSs representing any shares Newbelco distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary will not be required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory assurance from Newbelco that it is legal to make that distribution. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If Newbelco offers holders of its securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders or may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else that Newbelco distributes on deposited securities by any means it may reasonably think is legal, equitable and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what Newbelco distributed and distribute the net proceeds, in the same way as it does with cash. However, the depositary will not be required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory assurance from Newbelco that it is legal to make that distribution. The depositary will be permitted to sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary will not be responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. Newbelco will have no obligation to register ADSs, shares, rights or other securities under the Securities Act. Newbelco also will have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions Newbelco will make on its shares or any value for them if it is illegal or impractical for Newbelco to make them available to you.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver at Newbelco’s expense, except as Newbelco may otherwise agree with the depositary, Newbelco’s voting materials to them if Newbelco asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Belgium and of the Newbelco articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

Newbelco cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

The greater of (a) $0.02 per ADS (or portion thereof) and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	Depositary services. The fee for depositary services will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to Newbelco to reimburse Newbelco for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to Newbelco by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the Deposit Agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Newbelco:	Then:

Changes the nominal or par value of its shares

Reclassifies, splits up or consolidates any of the deposited securities

Distributes securities on the shares that are not distributed to you

Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if Newbelco asks it to, deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

Newbelco may agree with the depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

The depositary will terminate the Deposit Agreement at Newbelco’s direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the Deposit Agreement by mailing notice of termination to Newbelco and the ADS holders if 90 days have passed since the depositary told Newbelco it wanted to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, Newbelco’s only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that it agreed to pay.

Limitations on Obligations and Liability

Limits on Newbelco’s Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement will expressly limit Newbelco’s obligations and the obligations of the depositary. It will also limit Newbelco’s liability and the liability of the depositary. Newbelco and the depositary:

•	will only be obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	will not be liable if Newbelco or the depositary is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;

•	will not be liable if Newbelco or the depositary exercises discretion permitted under the Deposit Agreement;

•	will not be liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

•	will have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

•	may rely upon any advice from legal counsel, accountants, any person presenting shares for deposit, any shareholder or any person that Newbelco or the depositary believes in good faith to be competent to give such advice or information.

In the Deposit Agreement, Newbelco and the depositary will agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or Newbelco are closed or at any time if the depositary or Newbelco thinks it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

ADS holders will have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or Newbelco has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) Newbelco is paying a dividend on its shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release will be closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (iv) subject to such further indemnities and credit regulation as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (“Profile”), will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties will agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from Newbelco as a holder of deposited securities that Newbelco makes generally available to holders of deposited securities. The depositary will send you copies of those communications if Newbelco asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to Newbelco’s business or the ADSs.

Applicable Belgian Legislation

Notification of Significant Shareholdings

Pursuant to the Belgian Law of 2 May 2007 (on the disclosure of significant holdings in listed companies), a notification to Newbelco and to the FSMA will, upon admission to trading of Newbelco’s securities on Euronext Brussels, be required by all natural and legal persons in the following instances:

•	an acquisition or disposal of Newbelco voting securities, voting rights or financial instruments that are treated as voting securities;

•	the holding of Newbelco voting securities upon first admission of them to trading on a regulated market;

•	the passive reaching of certain thresholds in terms of holding voting securities, voting rights or financial instruments that are treated as voting securities;

•	the reaching of certain thresholds in terms of holding voting securities, voting rights or financial instruments that are treated as voting securities by persons acting in concert or a change in the nature of an agreement to act in concert;

•	when a previous notification concerning Newbelco voting securities is updated;

•	the acquisition or disposal of the control of an entity that holds Newbelco voting securities; and

•	where Newbelco introduces additional notification thresholds in its articles of association;

in each case where the percentage of voting rights attached to the securities held by such persons reaches, exceeds or falls below the legal thresholds (set at 5% of the total voting rights, 10%, 15%, 20% and so on at intervals of 5%) or, as the case may be, the additional thresholds provided in the Newbelco articles of association. The Newbelco articles of association will require holders of Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) to disclose the number of Newbelco ordinary shares held if their shareholding exceeds or falls below 3% and 7.5% of Newbelco’s outstanding shares with voting rights.

The notification must be made as soon as possible and at the latest within four trading days following the acquisition or disposal of the voting rights triggering the reaching of the threshold. If Newbelco receives a notification of information regarding the reaching of a threshold, it is required to publish such information within three trading days following receipt of the notification. No shareholder may cast a greater number of votes at a shareholders’ meeting of Newbelco than those attached to the rights or securities it has notified in accordance with the Belgian Law of 2 May 2007 (on the disclosure of significant holdings in listed companies) at least 20 days before the date of the shareholders’ meeting, subject to certain exceptions.

The form on which such notifications must be made, as well as further explanations, can be found on the website of the FSMA (www.fsma.be).

Public Takeover Bids

Public takeover bids for Newbelco’s shares and other securities giving access to voting rights (such as subscription rights or convertible bonds, if any) are subject to supervision by the FSMA. Any public takeover bids must be extended to all of Newbelco’s voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.

Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) in the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. The Belgian Law of 1 April 2007 on public takeover bids provides that a mandatory bid must be launched if a person, as a result of his or her own acquisition or the acquisition by persons acting in concert with him or her or by persons acting for his or her account, directly or indirectly holds more than 30% of the voting securities in a company having its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility, as designated by the Belgian Royal Decree of 27 April 2007 on public takeover bids.

The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in case of an acquisition if it can be shown that a third party exercises control over Newbelco or that such third party holds a larger stake than the person holding 30% of the voting securities.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligations to disclose significant shareholdings and merger control regulations, that may apply to Newbelco and which may make an unsolicited tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of Newbelco’s shares. These provisions may also have the effect of depriving the shareholders of the opportunity to sell their shares at a premium.

In addition, the board of directors of a Belgian company may, in certain instances and subject to prior authorization by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities or through share buy-backs.

Squeeze-Outs

Pursuant to Article 513 of the Belgian Companies Code and the regulations promulgated thereunder, a person or legal entity, or persons or legal entities acting alone or in concert, who, together with the company, own 95% of the securities with voting rights in a public company, are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the squeeze-out procedure, the company is no longer deemed a public company, unless bonds issued by the company are still distributed amongst the public. The consideration for the securities must be in cash and must represent the fair value of the securities (as verified by an independent expert) in order to safeguard the interests of the transferring shareholders.

A squeeze-out offer is also possible upon completion of a public takeover, provided that the bidder holds 95% of the voting capital and 95% of the voting securities of the public company. In such case, the bidder may require that all remaining shareholders sell their securities to the bidder at the offer price of the takeover bid, provided that, in case of a voluntary takeover offer, the bidder has also acquired 90% of the voting capital to which the offer relates. The shares that are not voluntarily tendered in response to any such offer are deemed to be automatically transferred to the bidder at the end of the procedure. The bidder must reopen his or her public takeover offer within three months following the expiration of the offer period.

Sell-out Rights

Within three months following the expiration of an offer period, holders of voting securities or of securities giving access to voting rights may require an offeror, acting alone or in concert, who owns 95% of the voting capital and 95% of the voting securities in a public company following a takeover bid, to buy its securities from it at the price of the bid, on the condition that, in case of a voluntary takeover offer, the offeror has acquired, through the acceptance of the bid, securities representing at least 90% of the voting capital subject to the takeover bid.

COMPARISON OF THE RIGHTS OF HOLDERS OF AB INBEV ORDINARY SHARES

AND AB INBEV ADSs AND HOLDERS OF NEWBELCO ORDINARY SHARES AND NEWBELCO ADSs

Many of the principal attributes of AB InBev ordinary shares (including AB InBev ordinary shares represented by AB InBev ADSs) and of Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) will be similar. However, there are differences between the rights of shareholders of AB InBev and the rights of shareholders of Newbelco under their respective articles of association regarding the election of directors:

•	The board of directors of AB InBev is composed of a minimum of three directors and a maximum of 14 directors, while the board of directors of Newbelco will be composed of a minimum of three directors and a maximum of 15 directors.

•	The AB InBev articles of association do not contain specific nomination rights. Under the Newbelco articles of association, the directors are appointed as follows:

•	three independent directors appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco board of directors;

•	so long as the Stichting Anheuser-Busch InBev owns more than 30% of the shares with voting rights of Newbelco, at least nine directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by Stichting Anheuser-Busch InBev; and

•	so long as the holders of Restricted Shares (together with their affiliates) own or control within the meaning of Article 5 of the Belgian Companies Code:

•	more than 13.5% of the shares with voting rights of Newbelco, three directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the shares with voting rights of Newbelco, two directors shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares; and

•	more than 4.5% but not more than 9% of the shares with voting rights of Newbelco, one director shall be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares.

The Newbelco ADSs will be governed by the same deposit agreement as the AB InBev ADS and the terms and conditions of the deposit agreement will not change when the underlying ordinary shares are exchanged and the AB InBev ADSs are redesignated as Newbelco ADSs.

For further details, see the Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus.

A portion of Newbelco’s share capital will be made up of Restricted Shares. See the Newbelco articles of association for additional information on the rights of holders of Restricted Shares. The Restricted Shares are not being registered pursuant to the registration statement of which this prospectus forms a part.

NOTICE TO HOLDERS RESIDENT IN CANADA

Canadian Resale Restrictions

The distribution of Newbelco ordinary shares and/or Newbelco ADSs in Canada is being made only on a private placement basis exempt from the requirement that Newbelco prepare and file a prospectus with the applicable securities regulatory authorities in Canada. Newbelco is not a reporting issuer in any province or territory in Canada. Its securities are not listed on any stock exchange in Canada and there is currently no public market for Newbelco ordinary shares or Newbelco ADSs in Canada. Newbelco currently has no intention of becoming a reporting issuer in Canada, filing a prospectus with any securities regulatory authority in Canada to qualify the resale of the Newbelco ordinary shares and/or Newbelco ADSs to the Canadian public or listing its securities on any stock exchange in Canada.

Generally, it is expected that Canadian holders of Newbelco ordinary shares and/or Newbelco ADSs will be able to trade their Newbelco ordinary shares and/or Newbelco ADSs outside of Canada in a transaction not subject to the prospectus filing requirements of Canadian securities laws or, if subject to the to the prospectus filing requirements, on a basis exempt from such requirements. Any resale of Newbelco ordinary shares and/or Newbelco ADSs in Canada must be made under available statutory exemptions from the prospectus requirements or under a discretionary exemption granted by the applicable Canadian securities regulatory authority.

Canadian holders of Newbelco ordinary shares and/or Newbelco ADSs are advised to seek legal advice prior to any resale of their securities.

Enforcement of Legal Rights

Newbelco is organized under the laws of Belgium. All of the directors and officers of Newbelco, as well as certain experts named in this prospectus, are expected to be located outside of Canada and, as a result, it may not be possible for Canadian holders of Newbelco ordinary shares and/or Newbelco ADSs to effect service of process within Canada upon Newbelco or such persons. All or a substantial portion of the assets of Newbelco and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Newbelco or such persons in Canada or to enforce a judgment obtained in Canadian courts against Newbelco or such persons outside of Canada.

Canadian Tax Considerations

The information provided under “Material Tax Consequences of the Transaction” has not been prepared with regards to matters that may be of particular concern to Canadian residents and, accordingly, should be read with this in mind. No representation or warranty is made to a Canadian resident as to the tax consequences of (i) the Transaction and (ii) post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs. Canadian residents are advised that an investment in the Newbelco ordinary shares or Newbelco ADSs may give rise to particular tax consequences affecting them. Accordingly, Canadian residents are strongly encouraged to consult with their tax advisers regarding the tax consequences of (i) the Transaction and (ii) post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs.

LEGAL MATTERS

Freshfields Bruckhaus Deringer LLP, Belgian counsel for Newbelco, will provide an opinion regarding the validity of the Newbelco ordinary shares to be issued in the Transaction. Sullivan & Cromwell LLP advised on certain matters of U.S. law. Certain material Belgian tax consequences of the Belgian Merger have been passed upon by Freshfields Bruckhaus Deringer LLP and certain material United States federal income tax consequences of the Belgian Merger have been passed upon by Sullivan & Cromwell LLP.

EXPERTS

The financial statements of AB InBev as of 31 December 2015 and 2014 and for each of the three years in the period ended 31 December 2015 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of 31 December 2015 incorporated herein by reference to the AB InBev Annual Report on Form 20-F for the year ended 31 December 2015 have been so incorporated in reliance on the reports of PwC Bedrijfsrevisoren BCVBA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PwC Bedrijfsrevisoren BCVBA (Sint-Stevens-Woluwe, Belgium) is a member of the Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren.

The consolidated financial statements of SABMiller as at 31 March 2015 and 2014 and for the years ended 31 March 2015, 2014 and 2013 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF NEWBELCO MAY BE NON-RESIDENTS OF THE U.S. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF NEWBELCO ARE LOCATED OUTSIDE THE U.S. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE U.S. UPON SUCH PERSONS OR NEWBELCO, OR TO ENFORCE AGAINST SUCH PERSONS OR NEWBELCO IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE U.S. NEWBELCO HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN BELGIUM AGAINST NEWBELCO AND/OR ITS EXECUTIVE OFFICERS AND DIRECTORS WHO ARE NON-RESIDENTS OF THE U.S., IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE U.S.

WHERE YOU CAN FIND MORE INFORMATION

AB InBev files annual and current reports and other information with the SEC. You may read and copy any document that AB InBev files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. at prescribed rates. Please call the SEC at 1SEC-0330 for further information on the operation of the Public Reference Room. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Any other information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

This prospectus is part of a registration statement and constitutes a prospectus of Newbelco. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above. The SEC allows AB InBev to “incorporate by reference” information into this prospectus. This means Newbelco can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information in this prospectus. In addition, any later information that AB InBev files with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below that AB InBev has previously filed with the SEC. These documents contain important information, including about Newbelco.

You should rely only on the information contained in this prospectus or that we have referred to you. None of AB InBev, Newbelco or SABMiller has authorized anyone to provide you with any additional information. This prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this prospectus is accurate as of any date other than such date, and neither the mailing or posting of this prospectus to holders of AB InBev ordinary shares or AB InBev ADSs nor the issuance of Newbelco ordinary shares in the Transaction shall create any implication to the contrary.

The following documents, which have been filed with the SEC by AB InBev, are hereby incorporated by reference into this prospectus:

AB InBev filed its Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (the “AB InBev Annual Report”) with the SEC on 14 March 2016. We are incorporating the AB InBev Annual Report by reference into this prospectus. We are also incorporating by reference into this prospectus the Forms 6-K AB InBev filed with the SEC on each of the following dates:

•	29 March 2016, regarding the pricing of EUR 13.25 billion aggregate principal amount of AB InBev’s senior unsecured notes issued under its Euro Medium Term Notes Programme;

•	4 April 2016, regarding the partial cancellation of committed facilities available under the Senior Facilities Agreement;

•	12 April 2016, regarding the extension of the shareholders’ agreement among BRC S.à R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à R.L., Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev; and

•	14 April 2016, regarding the agreed approach between the South African government and AB InBev on public interest commitments in relation to the Transaction.

All additional documents that AB InBev may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the AB InBev shareholders’ meeting, shall also be deemed to be incorporated by reference. To the extent this prospectus, or the documents or information incorporated by reference into this prospectus, contains references to the Internet websites of AB InBev or SABMiller, the information on those websites does not constitute a part of, and is not incorporated by reference into, this prospectus.

If you are a shareholder of AB InBev, you can obtain any of the documents incorporated by reference through AB InBev or the SEC. Documents incorporated by reference are available from AB InBev without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may request a copy of the filings referred to above, at no cost, upon written or oral request. You should direct your requests to Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium (telephone: +32 (0)1 627 6111).

In order to ensure timely delivery of the documents, holders of AB InBev ordinary shares and/or AB InBev ADSs must make their requests no later than five business days prior to the date of the AB InBev General Meeting, or no later than         2016.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

INDEX TO SABMILLER FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as at 31 March 2015 and 2014 and for the years ended 31 March 2015, 2014 and 2013

Unaudited Condensed Consolidated Financial Statements as at 30 September 2015 and for the six months ended 30 September 2015 and 2014

Consolidated income statement	F-83
Consolidated statement of comprehensive income	F-84
Consolidated balance sheet	F-85
Consolidated cash flow statement	F-86
Consolidated statement of changes in equity	F-87
Notes to the financial information	F-88

SABMiller plc

Consolidated financial statements

For the years ended 31 March 2015, 2014 and 2013

To the members of the Board of SABMiller plc

We have audited the accompanying consolidated financial statements of SABMiller plc and its subsidiaries, which comprise the consolidated balance sheets as of 31 March 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended 31 March 2015, 2014 and 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SABMiller plc and its subsidiaries as of 31 March 2015 and 2014, and the results of their operations and their cash flows for the years ended 31 March 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London

15 December 2015

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of

PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

SABMiller plc Consolidated income statement
for the year ended 31 March

	Notes	2015 US$m	2014 US$m	2013 US$m

Revenue	2	22,130	22,311	23,213
Net operating expenses	3	(17,746)	(18,069)	(19,021)

Operating profit	2	4,384	4,242	4,192
Operating profit before exceptional items	2	4,459	4,439	4,392
Exceptional items	4	(75)	(197)	(200)

Net finance costs	5	(637)	(645)	(726)
Finance costs	5a	(1,047)	(1,055)	(1,186)
Finance income	5b	410	410	460

Share of post-tax results of associates and joint ventures	2	1,083	1,226	1,213

Profit before taxation		4,830	4,823	4,679
Taxation	7	(1,273)	(1,173)	(1,192)
Profit for the year	27a	3,557	3,650	3,487

Profit attributable to non-controlling interests		258	269	237
Profit attributable to owners of the parent	26a	3,299	3,381	3,250
		3,557	3,650	3,487

Basic earnings per share (US cents)	8	205.7	211.8	204.3
Diluted earnings per share (US cents)	8	203.5	209.1	202.0

The notes on pages F-9 to F-81 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated statement of comprehensive income for the year ended 31 March

	Notes	2015 US$m	2014 US$m	2013 US$m

Profit for the year		3,557	3,650	3,487
Other comprehensive loss:
Items that will not be reclassified to profit or loss
Net remeasurements of defined benefit plans	30	(7)	22	(19)

Tax on items that will not be reclassified	7	70	(13)	19

Share of associates’ and joint ventures’ other comprehensive (loss)/income		(178)	23	(26)
Total items that will not be reclassified to profit or loss		(115)	32	(26)

Items that may be reclassified subsequently to profit or loss
Currency translation differences on foreign currency net investments:		(5,387)	(2,288)	(700)
- Decrease in foreign currency translation reserve during the year		(5,550)	(2,290)	(700)
- Recycling of foreign currency translation reserve on disposals		163	2	-

Available for sale investments:
- Fair value losses arising during the year	26b	-	-	(1)

Net investment hedges:
- Fair value gains arising during the year	26b	608	102	63

Cash flow hedges:	26b	30	34	(5)
- Fair value gains/(losses) arising during the year		45	33	(8)
- Fair value (gains)/losses transferred to inventory		(8)	(1)	8
- Fair value losses transferred to property, plant and equipment		1	-	-
- Fair value (gains)/losses transferred to profit or loss		(8)	2	(5)

Tax on items that may be reclassified subsequently to profit or loss	7	(3)	1	6

Share of associates’ and joint ventures’ other comprehensive (loss)/income:		(120)	122	(13)
- Share of associates’ and joint ventures’ other comprehensive (loss)/income during the year		(120)	131	(13)
- Share of associates’ and joint ventures’ recycling of available for sale reserve on disposal		-	(9)	-

Total items that may be reclassified subsequently to profit or loss		(4,872)	(2,029)	(650)

Other comprehensive loss for the year, net of tax		(4,987)	(1,997)	(676)
Total comprehensive (loss)/income for the year		(1,430)	1,653	2,811

Attributable to:
Non-controlling interests		179	248	233
Owners of the parent		(1,609)	1,405	2,578
Total comprehensive (loss)/income for the year		(1,430)	1,653	2,811

The notes on pages F-9 to F-81 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated balance sheet
at 31 March

	Notes	2015 US$m	2014 US$m
Assets
Non-current assets
Goodwill	10	14,746	18,497
Intangible assets	11	6,878	8,532
Property, plant and equipment	12	7,961	9,065
Investments in joint ventures	13	5,428	5,581
Investments in associates	14	4,459	5,787
Available for sale investments		21	22
Derivative financial instruments	22	770	628
Trade and other receivables	16	126	139
Deferred tax assets	19	163	115
		40,552	48,366

Current assets
Inventories	15	1,030	1,168
Trade and other receivables	16	1,711	1,821
Current tax assets		190	174
Derivative financial instruments	22	463	141
Cash and cash equivalents	17	965	2,081
		4,359	5,385
Total assets		44,911	53,751

Liabilities
Current liabilities
Derivative financial instruments	22	(101)	(78)
Borrowings	20	(1,961)	(4,519)
Trade and other payables	18	(3,728)	(3,847)
Current tax liabilities		(1,184)	(1,106)
Provisions	24	(358)	(450)
		(7,332)	(10,000)

Non-current liabilities
Derivative financial instruments	22	(10)	(37)
Borrowings	20	(10,583)	(12,528)
Trade and other payables	18	(18)	(25)
Deferred tax liabilities	19	(2,275)	(3,246)
Provisions	24	(338)	(433)
		(13,224)	(16,269)
Total liabilities		(20,556)	(26,269)
Net assets		24,355	27,482

Equity
Share capital	25	168	167
Share premium		6,752	6,648
Merger relief reserve		3,963	4,321
Other reserves	26b	(5,457)	(702)
Retained earnings	26a	17,746	15,885
Total shareholders’ equity		23,172	26,319
Non-controlling interests		1,183	1,163
Total equity		24,355	27,482

The notes on pages F-9 to F-81 are an integral part of these consolidated financial statements.

The financial statements were authorised for issue by the board of directors on 1 July 2015.

SABMiller plc Consolidated cash flow statement
for the year ended 31 March

	Notes	2015 US$m	2014 US$m	2013 US$m
Cash flows from operating activities
Cash generated from operations	27a	5,812	5,770	5,554
Interest received		352	365	468
Interest paid		(1,003)	(1,108)	(1,238)
Tax paid		(1,439)	(1,596)	(683)
Net cash generated from operating activities	27b	3,722	3,431	4,101

Cash flows from investing activities
Purchase of property, plant and equipment		(1,394)	(1,401)	(1,335)
Proceeds from sale of property, plant and equipment		68	70	30
Purchase of intangible assets		(178)	(84)	(144)
Proceeds from sale of intangible assets		-	-	4
Purchase of available for sale investments		-	(1)	-
Proceeds from disposal of available for sale investments		1	-	5
Proceeds from disposal of associates		979	-	21
Proceeds from disposal of businesses (net of cash disposed)		-	88	57
Acquisition of businesses (net of cash acquired)		(5)	(39)	(6)
Investments in joint ventures	13	(216)	(188)	(272)
Investments in associates		(3)	(199)	(23)
Dividends received from joint ventures	13	976	903	886
Dividends received from associates		430	224	113
Dividends received from other investments		1	1	1
Net cash generated from/(used in) investing activities		659	(626)	(663)

Cash flows from financing activities
Proceeds from the issue of shares		202	88	102
Proceeds from the issue of shares in subsidiaries to non-controlling interests		29	20	36
Purchase of own shares for share trusts	26a	(146)	(79)	(53)
Purchase of shares from non-controlling interests		(3)	(5)	-
Proceeds from borrowings		594	2,585	2,318
Repayment of borrowings		(4,413)	(3,829)	(2,878)
Proceeds from associate in relation to loan participation deposit		-	-	100
Capital element of finance lease payments		(10)	(9)	(6)
Net cash receipts/(payments) on derivative financial instruments		243	228	(5)
Dividends paid to shareholders of the parent	9	(1,705)	(1,640)	(1,517)
Dividends paid to non-controlling interests		(173)	(194)	(131)
Net cash used in financing activities		(5,382)	(2,835)	(2,034)

Net cash (outflow)/inflow from operating, investing and financing activities		(1,001)	(30)	1,404
Effects of exchange rate changes		(117)	(61)	(51)
Net (decrease)/increase in cash and cash equivalents		(1,118)	(91)	1,353
Cash and cash equivalents at 1 April		1,868	1,959	606
Cash and cash equivalents at 31 March	27c	750	1,868	1,959

The notes on pages F-9 to F-81 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated statement of changes in equity

for the year ended 31 March

	Notes	Called up share capital US$m	Share premium account US$m	Merger relief reserve US$m	Other reserves US$m	Retained earnings US$m	Total shareholders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 April 2012		166	6,480	4,586	1,978	11,863	25,073	959	26,032
Total comprehensive income		-	-	-	(650)	3,228	2,578	233	2,811
Profit for the year		-	-	-	-	3,250	3,250	237	3,487
Other comprehensive loss		-	-	-	(650)	(22)	(672)	(4)	(676)
Dividends paid	9	-	-	-	-	(1,517)	(1,517)	(128)	(1,645)
Issue of SABMiller plc ordinary shares	25	1	101	-	-	-	102	-	102
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	36	36
Non-controlling interests disposed of via business disposal		-	-	-	-	-	-	(13)	(13)
Arising on business combinations		-	-	-	-	-	-	1	1
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(53)	(53)	-	(53)
Credit entry relating to share-based payments	26a	-	-	-	-	189	189	-	189
At 31 March 2013		167	6,581	4,586	1,328	13,710	26,372	1,088	27,460
Total comprehensive income		-	-	-	(2,030)	3,435	1,405	248	1,653
Profit for the year		-	-	-	-	3,381	3,381	269	3,650
Other comprehensive loss		-	-	-	(2,030)	54	(1,976)	(21)	(1,997)
Dividends paid	9	-	-	-	-	(1,640)	(1,640)	(193)	(1,833)
Issue of SABMiller plc ordinary shares		-	67	-	-	21	88	-	88
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	20	20
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(79)	(79)	-	(79)
Buyout of non-controlling interests	26a	-	-	-	-	(5)	(5)	-	(5)
Utilisation of merger relief reserve	26a	-	-	(265)	-	265	-	-	-
Credit entry relating to share-based payments	26a	-	-	-	-	178	178	-	178
At 31 March 2014		167	6,648	4,321	(702)	15,885	26,319	1,163	27,482
Total comprehensive loss		-	-	-	(4,755)	3,146	(1,609)	179	(1,430)
Profit for the year		-	-	-	-	3,299	3,299	258	3,557
Other comprehensive loss		-	-	-	(4,755)	(153)	(4,908)	(79)	(4,987)
Dividends paid	9	-	-	-	-	(1,705)	(1,705)	(185)	(1,890)
Issue of SABMiller plc ordinary shares		1	104	-	-	97	202	-	202
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	29	29
Share of movements in associates’ other reserves	26a	-	-	-	-	(6)	(6)	-	(6)
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(146)	(146)	-	(146)
Buyout of non-controlling interests		-	-	-	-	-	-	(3)	(3)
Utilisation of merger relief reserve	26a	-	-	(358)	-	358	-	-	-
Credit entry relating to share-based payments	26a	-	-	-	-	117	117	-	117
At 31 March 2015		168	6,752	3,963	(5,457)	17,746	23,172	1,183	24,355

The notes on pages F-9 to F-81 are an integral part of these consolidated financial statements.

Merger relief reserve

At 1 April 2012 the merger relief reserve comprised US$3,395 million in respect of the excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares and US$926 million (2014, 2013: US$1,191 million) relating to the merger relief arising on the issue of SABMiller plc ordinary shares for the buyout of non-controlling interests in the group’s Polish business. In the year ended 31 March 2015 the group transferred US$358 million (2014: US$265 million, 2013: US$nil) of the reserve relating to the Polish business to retained earnings upon realisation of qualifying consideration.

SABMiller plc
Business description and notes to the consolidated financial statements

Business description

SABMiller plc (the company) is listed on the London and the Johannesburg stock exchanges. It is a holding company which has brewing and beverage interests across six continents. Together with its subsidiaries, associated undertakings and joint venture undertakings (the group), the principal activities are the manufacture, distribution and sale of beverages. The company’s registered office is at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS.

1. Accounting policies

The principal accounting policies adopted in the preparation of the group’s financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)  Basis of preparation

The consolidated financial statements of SABMiller plc have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS Interpretations Committee interpretations (together, IFRS). These financial statements do not constitute statutory accounts within the meaning of s434 of the Companies Act 2006.

The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, and post-retirement assets and liabilities as described in the accounting policies below. The financial statements have been prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. Actual results could differ from those estimates.

These consolidated financial statements were authorised for issue by the board of directors on 1 July 2015 and were revised to include the additional disclosures in note 32 of non-adjusting subsequent events and approved by the board of directors on 15 December 2015.

b)    Recent accounting developments

(i)    New standards, amendments and interpretations of existing standards adopted by the group

The following standards, interpretations and amendments have been adopted by the group as of 1 April 2014.

•	Amendment to IAS 32, ‘Offsetting financial assets and financial liabilities’, has had no material impact on the consolidated results of operations or financial position of the group.
•

Amendment to IAS 39, ‘Financial instruments: recognition and measurement’, on novation of derivatives and hedge accounting has had no material impact on the consolidated results of operations or financial position of the group.

•	IFRIC 21, ‘Levies’, has had no material impact on the consolidated results of operations or financial position of the group.

(ii)   New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the group

The following standards, interpretations and amendments to existing standards mandatory for the group’s accounting periods beginning on or after 1 April 2015 are not expected to have a material impact on the consolidated results of operations or financial position of the group.

•	Amendment to IAS 19, ‘Employee benefits’ on defined benefit plans, is effective from 1 July 2014.
•	Annual improvements to IFRS 2012, are effective from 1 July 2014.
•	Annual improvements to IFRS 2013, are effective from 1 July 2014.

The group has yet to assess the full impact of the following standards and amendments to existing standards mandatory for the group’s accounting periods beginning on or after 1 April 2016 or later periods, which have not been early adopted.

•	Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative, is effective from 1 January 2016.
•	Amendments to IFRS 10, ‘Consolidated financial statements’, and IAS 28, ‘Investments in associates and joint ventures’, on sale or contribution of assets, are effective from 1 January 2016.
•

Amendments to IFRS 10, ‘Consolidated financial statements’, and IAS 28, ‘Investments in associates and joint ventures’, on investment entities applying the consolidation exemption, are effective from 1 January 2016.

•	Amendment to IFRS 11, ‘Joint arrangements’, on acquisition of an interest in a joint operation, is effective from 1 January 2016.
•	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 38, ‘Intangible assets’, on depreciation and amortisation, are effective from 1 January 2016.
•	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 41, ‘Agriculture’, regarding bearer plants, are effective from 1 January 2016.
•	Amendment to IAS 27, ‘Separate financial statements’, is effective from 1 January 2016.
•	IFRS 9, ‘Financial Instruments’, is effective from 1 January 2018.
•	IFRS 14, ‘Regulatory deferral accounts’, is effective from 1 January 2016.
•	IFRS 15, ‘Revenue from contracts with customers’, is effective from 1 January 2018.
•	Annual improvements to IFRS 2014, are effective from 1 January 2016.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

c)    Significant judgements and estimates

In determining and applying accounting policies, judgement is often required where the choice of specific policy, assumption or accounting estimate to be followed could materially affect the reported results or net position of the group, should it later be determined that a different choice be more appropriate.

Management considers the following to be areas of significant judgement and estimation for the group due to greater complexity and/or particularly subject to the exercise of judgement.

(i)      Impairment reviews

Goodwill arising on business combinations is allocated to the relevant cash generating unit (CGU). Impairment reviews in respect of the relevant CGUs are performed at least annually or more regularly if events indicate that this is necessary. Impairment reviews are based on future cash flows discounted using the weighted average cost of capital for the relevant country with terminal values calculated applying a long-term growth rate. The future cash flows which are based on business forecasts, the long-term growth rates and the discount rates used are dependent on management estimates and judgements. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse impact on the results and net position of the group. Details of the estimates used in the impairment reviews for the year are set out in note 10.

(ii)     Taxation

The group operates in many countries and is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the provision for taxes as the tax treatment is often by its nature complex, and cannot be finally determined until a formal resolution has been reached with the relevant tax authority which may take several years to conclude. Amounts provided are accrued based on management’s interpretation of country specific tax laws and the likelihood of settlement. Actual liabilities could differ from the amount provided which could have a consequent adverse impact on the results and net position of the group.

(iii)    Pension and post-retirement benefits

Pension accounting requires certain assumptions to be made in order to value the group’s pension and post-retirement obligations in the balance sheet and to determine the amounts to be recognised in the income statement and in other comprehensive income in accordance with IAS 19. The calculations of these obligations and charges are based on assumptions determined by management which include discount rates, salary and pension inflation, healthcare cost inflation, and mortality rates. Details of the assumptions used are set out in note 30. The selection of different assumptions could affect the net position of the group and future results.

(iv)    Property, plant and equipment

The determination of the useful economic life and residual values of property, plant and equipment is subject to management estimation. The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances, and any changes that could affect prospective depreciation charges and asset carrying values.

(v)     Business combinations

On the acquisition of a company or business, a determination of the fair value of the assets acquired and liabilities assumed, and the useful life of intangible assets and property, plant and equipment acquired is performed, which requires the application of management judgement. Future events could cause the assumptions used by the group to change which could have a significant impact on the results and net position of the group.

(vi)    Exceptional items

Exceptional items are expense or income items recorded in a period which have been determined by management as being material by their size or incidence and are presented separately within the results of the group. The determination of which items are disclosed as exceptional items will affect the presentation of profit measures including EBITA and adjusted earnings per share, and requires a degree of judgement. Details relating to exceptional items reported during the year are set out in note 4.

d)  Segmental reporting

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group net producer revenue and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically, and while not meeting the definition of reportable segments, the group reports separately as segments South Africa: Hotels and Gaming and Corporate as this provides useful additional information. Segmental performance is reported after the specific apportionment of attributable head office costs.

Following management changes effective 1 July 2014, the group’s Africa and South Africa: Beverages divisions have been consolidated into one division for management purposes. The results of the new combined Africa division have therefore been presented as a single segment. Comparatives have been revised accordingly.

e)  Basis of consolidation

SABMiller plc (the company) is a public limited company incorporated in Great Britain and registered in England and Wales. The consolidated financial statements include the financial information of the subsidiary, associate and joint ventures owned by the company.

(i)      Subsidiaries

Subsidiaries are entities controlled by the company. Control is where the company has power to vary the returns from its investment and exposure to the variability of those returns. Where the company’s interest in subsidiaries is less than 100%, the share attributable to outside shareholders is reflected in non-controlling interests. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

e)  Basis of consolidation (continued)

(i)      Subsidiaries (continued)

On the subsequent disposal or termination of a business, the results of the business are included in the group’s results up to the effective date of disposal. The profit or loss on disposal or termination is calculated after charging the amount of any related goodwill to the extent that it has not previously been taken to the income statement.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Some of the company’s subsidiaries have a local statutory balance sheet date of 31 December. These are consolidated using management prepared information on a basis coterminous with the company’s balance sheet date.

(ii)     Associates

Associates are entities in which the group has a long-term interest and over which the group has directly or indirectly significant influence, where significant influence is the ability to influence the financial and operating policies of the entity.

The associate, Distell Group Ltd, has a statutory balance sheet date of 30 June. In respect of each year ending 31 March, this company is included based on financial statements drawn up to the previous 31 December, but taking into account any changes in the subsequent period from 1 January to 31 March that would materially affect the results. All other associates are included on a coterminous basis.

(iii)    Joint ventures

The group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Joint ventures are contractual arrangements which the group has entered into with one or more parties to undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when decisions relating to the relevant activities require the unanimous consent of the parties sharing the control.

The group’s share of the recognised income and expenses of associates and joint ventures are accounted for using the equity method from the date significant influence or joint control commences to the date it ceases based on present ownership interests.

The group recognises its share of associates’ and joint ventures’ post-tax results as a one line entry before profit before taxation in the income statement and its share of associates’ and joint ventures’ equity movements as one line entries under each of items of other comprehensive income that will not be reclassified to profit or loss, and items of other comprehensive income that may be reclassified to profit or loss, in the statement of comprehensive income.

When the group’s interest in an associate or joint venture has been reduced to nil because the group’s share of losses exceeds its interest in the associate or joint venture, the group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or make payments on behalf of the associate or joint venture. Where the investment in an associate or joint venture is disposed, the investment ceases to be equity accounted.

(iv)    Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

(v)     Reduction in interests

When the group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, certain amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that certain amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, or if the ownership interest in a joint venture is reduced but joint control is retained, only the proportionate share of the carrying amount of the investment and of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

f)    Foreign exchange

(i)      Foreign exchange translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars which is the group’s presentational currency.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

f)    Foreign exchange (continued)

(i)      Foreign exchange translation (continued)

The key exchange rates to the US dollar used in preparing the consolidated financial statements were as follows.

	Year ended 31 March 2015	Year ended 31 March 2014	Year ended 31 March 2013
Average rate
Australian dollar (AUD)	1.15	1.07	0.97
Colombian peso (COP)	2,097	1,920	1,796
Czech koruna (CZK)	21.56	19.68	19.65
Euro (€)	0.78	0.75	0.78
Peruvian nuevo sol (PEN)	2.90	2.77	2.61
Polish zloty (PLN)	3.26	3.15	3.26
South African rand (ZAR)	11.08	10.13	8.51
Turkish lira (TRY)	2.22	1.98	1.80

Closing rate
Australian dollar (AUD)	1.31	1.08	0.96
Colombian peso (COP)	2,576	1,965	1,832
Czech koruna (CZK)	25.59	19.90	20.07
Euro (€)	0.93	0.73	0.78
Peruvian nuevo sol (PEN)	3.10	2.81	2.59
Polish zloty (PLN)	3.80	3.03	3.26
South African rand (ZAR)	12.13	10.53	9.24
Turkish lira (TRY)	2.60	2.14	1.81

The average exchange rates have been calculated based on the average of the exchange rates during the relevant year which have been weighted according to the phasing of revenue of the group’s businesses.

(ii)     Transactions and balances

The financial statements for each group company have been prepared on the basis that transactions in foreign currencies are recorded in their functional currency at the rate of exchange ruling at the date of the transaction. Monetary items denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date with the resultant translation differences being included in operating profit in the income statement other than those arising on financial assets and liabilities which are recorded within net finance costs and those which are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary assets such as equity investments classified as available for sale assets are included in other comprehensive income.

(iii)    Overseas subsidiaries, associates and joint ventures

One-off items in the income and cash flow statements of overseas subsidiaries, associates and joint ventures expressed in currencies other than the US dollar are translated to US dollars at the rates of exchange prevailing on the day of the transaction. All other items are translated at weighted average rates of exchange for the relevant reporting period. Assets and liabilities of these undertakings are translated at closing rates of exchange at each balance sheet date. All translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates are recognised as a separate component of equity. For these purposes net assets include loans between group companies that form part of the net investment, for which settlement is neither planned nor likely to occur in the foreseeable future. When a foreign operation is disposed of, any related exchange differences in equity are reclassified to the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(iv)     Hyperinflationary economies

In hyperinflationary economies, when translating the results of operations into US dollars, adjustments are made to local currency denominated non-monetary assets, liabilities, income statement and equity accounts to reflect the changes in purchasing power. South Sudan was considered to be a hyperinflationary economy in the years ended 31 March 2013 and 2014. The effect of inflation accounting in South Sudan for the years ended 31 March 2013 and 31 March 2014 was not material.

g)  Business combinations

(i)      Subsidiaries

The acquisition method is used to account for business combinations. The identifiable net assets (including intangibles) are incorporated into the financial statements on the basis of their fair value from the effective date of control, and the results of subsidiary undertakings acquired during the financial year are included in the group’s results from that date.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles), liabilities and contingent liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

g)  Business combinations (continued)

(i)      Subsidiaries (continued)

The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the group’s estimate of the fair value of any deferred consideration payable. Acquisition-related costs are expensed as incurred. Where the business combination is achieved in stages and results in a change in control, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Where the business combination agreement provides for an adjustment to the cost that is contingent on future events, the consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. On an acquisition by acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

(ii)     Associates and joint ventures

On acquisition the investment in associates and joint ventures is recorded initially at cost. Subsequently, the carrying amount is increased or decreased to recognise the group’s share of the associates’ and joint ventures’ income and expenses after the date of acquisition.

Fair values reflecting conditions at the date of acquisition are attributed to the group’s share of identifiable assets (including intangibles), liabilities and contingent liabilities acquired. The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the group’s estimate of the fair value of any deferred consideration payable.

The date significant influence or joint control commences is not necessarily the same as the closing date or any other date named in the contract.

(iii)    Goodwill

Goodwill arising on consolidation represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition. Where the fair value of the group’s share of identifiable net assets acquired exceeds the fair value of the consideration, the difference is recognised immediately in the income statement.

Goodwill is stated at cost less impairment losses and is reviewed for impairment on an annual basis. Any impairment identified is recognised immediately in the income statement and is not reversed.

The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying value of the investment in the associate or joint venture.

h)  Intangible assets

Intangible assets are stated at cost less accumulated amortisation on a straight-line basis (if applicable) and impairment losses. Cost is usually determined as the amount paid by the group, unless the asset has been acquired as part of a business combination. Intangible assets acquired as part of a business combination are recognised at their fair value at the date of acquisition. Amortisation is included within net operating expenses in the income statement. Internally generated intangibles are not recognised except for computer software and applied development costs referred to under computer software and research and development below.

Intangible assets with finite lives are amortised over their estimated useful economic lives, and only tested for impairment where there is a triggering event. The group regularly reviews all of its amortisation rates and residual values to take account of any changes in circumstances. The directors’ assessment of the useful life of intangible assets is based on the nature of the asset acquired, the durability of the products to which the asset attaches and the expected future impact of competition on the business.

(i)      Brands

Brands are recognised as an intangible asset where the brand has a long-term value. Acquired brands are only recognised where title is clear or the brand could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Acquired brands are amortised. In respect of brands currently held the amortisation period is 10 to 40 years, being the period for which the group has exclusive rights to those brands, up to a maximum of 40 years.

(ii)     Contract brewing and other licences recognised as part of a business combination

Contractual arrangements for contract brewing and competitor licensing arrangements are recognised as an intangible asset at a fair value representing the remaining contractual period with an assumption about the expectation that such a contract will be renewed, together with a valuation of this extension.

Acquired licences or contracts are amortised. In respect of licences or contracts currently held, the amortisation period is the period for which the group has exclusive rights to these assets or income streams.

(iii)    Customer lists and distributor relationships recognised as part of a business combination

The fair value of businesses acquired may include customer lists and distributor relationships. These are recognised as intangible assets and are calculated by discounting the future revenue stream attributable to these lists or relationships.

Acquired customer lists or distributor relationships are amortised. In respect of contracts currently held, the amortisation period is the period for which the group has the benefit of these assets.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

h)    Intangible assets (continued)

(iv)     Computer software

Where computer software is not an integral part of a related item of property, plant and equipment, the software is capitalised as an intangible asset.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring them to use. Direct costs associated with the production of identifiable and unique internally generated software controlled by the group that will probably generate economic benefits exceeding costs beyond one year are capitalised. Direct costs include software development employment costs (including those of contractors used), capitalised interest and an appropriate portion of overheads. Capitalised computer software, licence and development costs are amortised over their useful economic lives of between three and eight years. Internally generated costs associated with maintaining computer software programmes are expensed as incurred.

(v)     Research and development

Research and general development expenditure is written off in the period in which it is incurred.

Certain applied development costs are only capitalised as internally generated intangible assets where there is a clearly defined project, separately identifiable expenditure, an outcome assessed with reasonable certainty (in terms of feasibility and commerciality), expected revenues exceed expected costs and the group has the resources to complete the task. Such assets are amortised on a straight-line basis over their useful lives once the project is complete.

i)    Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation and any impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset’s carrying value or recognised as a separate asset as appropriate, only when it is probable that future economic benefits associated with the specific asset will flow to the group and the cost can be measured reliably. Repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

(i)     Assets in the course of construction

Assets in the course of construction are carried at cost less any impairment loss. Cost includes professional fees and for qualifying assets certain borrowing costs as determined below. When these assets are ready for their intended use, they are transferred into the appropriate category. At this point, depreciation commences on the same basis as on other property, plant and equipment.

(ii)     Assets held under finance leases

Assets held under finance leases which result in the group bearing substantially all the risks and rewards incidental to ownership are capitalised as property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over the lower of the lease term or their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a current or non-current liability. The interest element of the lease obligations is charged to the income statement over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial period.

(iii)     Returnable containers

Returnable containers in circulation are recorded within property, plant and equipment at cost net of accumulated depreciation less any impairment loss.

Depreciation of returnable bottles and containers is recorded to write the containers off over the course of their economic life. This is typically undertaken in a two stage process:

•	the excess over deposit value is written down over a period of one to 10 years.
•

provisions are made against the deposit values for breakages and losses in trade together with a design obsolescence provision held to write off the deposit value over the expected container design period – which is a period of no more than 14 years from the inception of a container design. This period is shortened where appropriate by reference to market dynamics and the ability of the entity to use containers for different brands.

(iv)     Depreciation

No depreciation is provided on freehold land or assets in the course of construction. In respect of all other property, plant and equipment, depreciation is provided on a straight-line basis at rates calculated to write off the cost, less the estimated residual value, of each asset over its expected useful life as follows.

Freehold buildings	20 - 50 years
Leasehold buildings	Shorter of the lease term or 50 years
Plant, vehicles and systems	2 - 30 years
Returnable containers (non-returnable containers are recorded as inventory)	1 - 14 years
Assets held under finance leases	Lower of the lease term or life of the asset

The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

The profit or loss on the disposal of an asset is the difference between the disposal proceeds and the net book amount.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

i)    Property, plant and equipment (continued)

(v)     Capitalisation of borrowing costs

Financing costs incurred, before tax, on major capital projects during the period of development or construction that necessarily take a substantial period of time to be developed for their intended use, are capitalised up to the time of completion of the project.

j)    Advance payments made to customers (principally hotels, restaurants, bars and clubs)

Advance payments made to customers are conditional on the achievement of contracted sales targets or marketing commitments. The group records such payments as prepayments initially at fair value and amortises them in the income statement over the relevant period to which the customer commitment is made (typically three to five years). These prepayments are recorded net of any impairment losses.

Where there is a volume target the amortisation of the advance is included in sales discounts as a reduction to revenue and where there are specific marketing activities/commitments the amortisation is included as an operating expense. The amounts capitalised are reassessed annually for achievement of targets and are impaired where there is objective evidence that the targets will not be achieved.

Assets held at customer premises are included within property, plant and equipment and are depreciated in line with group policies on similar assets.

k)    Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows.

•	raw materials, consumables and goods for resale: Purchase cost net of discounts and rebates on a first-in first-out basis (FIFO).
•	finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses on a FIFO basis.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal. Costs of inventories include the transfer from equity of any gains or losses on matured qualifying cash flow hedges of purchases of raw materials.

l)    Financial assets and financial liabilities

Financial assets and financial liabilities are initially recorded at fair value (plus any directly attributable transaction costs, except in the case of those classified at fair value through profit or loss). For those financial instruments that are not subsequently held at fair value, the group assesses whether there is any objective evidence of impairment at each balance sheet date.

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the right to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and there is the intention to settle net, the relevant financial assets and liabilities are offset.

Interest costs are charged to the income statement in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net finance costs over the life of the instrument.

There are four categories of financial assets and financial liabilities. These are described as follows:

(i)     Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss include derivative assets and derivative liabilities not designated as effective hedging instruments.

All gains or losses arising from changes in the fair value of financial assets or financial liabilities within this category are recognised in the income statement.

a.    Derivative financial assets and financial liabilities

Derivative financial assets and financial liabilities are financial instruments whose value changes in response to an underlying variable, require little or no initial investment and are settled in the future.

These include derivatives embedded in host contracts. Such embedded derivatives need not be accounted for separately if the host contract is already fair valued; if it is not considered as a derivative if it was freestanding; or if it can be demonstrated that it is closely related to the host contract. There are certain currency exemptions which the group has applied to these rules which limit the need to account for certain potential embedded foreign exchange derivatives. These are: if a contract is denominated in the functional currency of either party; where that currency is commonly used in international trade of the good traded; or if it is commonly used for local transactions in an economic environment.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

l)    Financial assets and financial liabilities (continued)

(i)     Financial assets and financial liabilities at fair value through profit or loss (continued)

a. Derivative financial assets and financial liabilities (continued)

Derivative financial assets and liabilities are analysed between current and non-current assets and liabilities on the face of the balance sheet, depending on when they are expected to mature.

For derivatives that have not been designated to a hedging relationship, all fair value movements are recognised immediately in the income statement. (See note x for the group’s accounting policy on hedge accounting.)

(ii)     Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities of greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are initially recognised at fair value including originating fees and transaction costs, and subsequently measured at amortised cost using the effective interest method less provision for impairment. Loans and receivables include trade receivables, amounts owed by associates, amounts owed by joint ventures – trade, accrued income and cash and cash equivalents.

a.    Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the terms of the receivables. The amount of the provision is the difference between the asset’s carrying value and the present value of the estimated future cash flows discounted at the original effective interest rate. This provision is recognised in the income statement.

b.    Cash and cash equivalents

In the consolidated balance sheet, cash and cash equivalents includes cash in hand, bank deposits repayable on demand and other short-term highly liquid investments with original maturities of three months or less. In the consolidated cash flow statement, cash and cash equivalents also includes bank overdrafts which are shown within borrowings in current liabilities on the balance sheet.

(iii)     Available for sale investments

Available for sale investments are non-derivative financial assets that are either designated in this category or not classified as financial assets at fair value through profit or loss, or loans and receivables. Investments in this category are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are initially recognised at fair value plus transaction costs and are subsequently remeasured at fair value and tested for impairment. Gains and losses arising from changes in fair value including any related foreign exchange movements are recognised in other comprehensive income. On disposal or impairment of available for sale investments, any gains or losses in other comprehensive income are reclassified to the income statement.

Purchases and sales of investments are recognised on the date on which the group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

(iv)     Financial liabilities held at amortised cost

Financial liabilities held at amortised cost include trade payables, accruals, amounts owed to associates, amounts owed to joint ventures – trade, other payables and borrowings.

a.    Trade payables

Trade payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method. Trade payables are analysed between current and non-current liabilities on the face of the balance sheet, depending on when the obligation to settle will be realised.

b.    Borrowings

Borrowings are recognised initially at fair value, net of transaction costs, and are subsequently stated at amortised cost and include accrued interest and prepaid interest. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months from the balance sheet date. Borrowings classified as hedged items are subject to hedge accounting requirements (see note x). Bank overdrafts are shown within borrowings in current liabilities and are included within cash and cash equivalents on the face of the cash flow statement as they form an integral part of the group’s cash management.

m)    Impairment

This policy covers all assets except inventories (see note k), financial assets (see note l), non-current assets classified as held for sale (see note n), and deferred tax assets (see note u).

Impairment reviews are performed by comparing the carrying value of the non-current asset with its recoverable amount, being the higher of the fair value less costs of disposal and value in use. The fair value less costs of disposal is considered to be the amount that could be obtained on disposal of the asset, and therefore is determined from a market participant perspective. The recoverable amount under both calculations is determined by discounting the future post-tax cash flows generated from continuing use of the cash generating unit (CGU) using a post-tax discount rate. For value in use, this closely approximates applying pre-tax discount rates to pre-tax cash flows. Where a potential impairment is identified using post-tax cash flows and post-tax discount rates, the impairment review is reperformed on a pre-tax basis in order to determine the impairment loss to be recorded. Fair value less costs of disposal calculations are prepared on a post-tax basis, and are classified as level 3 in the fair value hierarchy.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

m)  Impairment (continued)

Where the asset does not generate cash flows that are independent from the cash flows of other assets, the group estimates the recoverable amount of the CGU to which the asset belongs. For the purpose of conducting impairment reviews, CGUs are considered to be groups of assets that have separately identifiable cash flows. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

An impairment loss is taken first against any specifically impaired assets. Where an impairment is recognised against a CGU, the impairment is first taken against goodwill balances and if there is a remaining loss it is set against the remaining intangible and tangible assets on a pro-rata basis.

Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the income statement in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset is restricted to the amount that it would have been had the original impairment not occurred. Impairment losses in respect of goodwill are irreversible.

Goodwill is tested annually for impairment. Assets subject to amortisation or depreciation are reviewed for impairment if circumstances or events change to indicate that the carrying value may not be fully recoverable.

n)  Non-current assets (or disposal groups) held for sale

Non-current assets and all assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs of disposal.

Such assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continued use. This condition is regarded as met only when a sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and when management is committed to the sale which is expected to qualify for recognition as a completed sale within one year from date of classification.

o)  Provisions

Provisions are recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Such provisions are calculated on a discounted basis where the effect is material to the original undiscounted provision. The carrying amount of the provision increases in each period to reflect the passage of time and the unwinding of the discount and the movement is recognised in the income statement within net finance costs.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Provisions are recognised for onerous contracts where the unavoidable cost exceeds the expected benefit.

p)  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

q)  Investments in own shares (treasury and shares held by employee benefit trusts)

Shares held by employee share ownership plans, employee benefit trusts and in treasury are treated as a deduction from equity until the shares are cancelled, reissued, or disposed.

Purchases of such shares are classified in the cash flow statement as a purchase of own shares for share trusts or purchase of own shares for treasury within net cash from financing activities.

Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and related tax effects, is included in equity attributable to the company’s equity shareholders.

r)   Revenue recognition

(i)     Sale of goods and services

Revenue represents the fair value of consideration received or receivable for goods and services provided to third parties and is recognised when the risks and rewards of ownership are substantially transferred.

The group presents revenue gross of excise duties because unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for product received. The group therefore considers excise as a cost to the group and reflects it as a production cost. Consequently, any excise that is recovered in the sale price is included in revenue.

Revenue excludes value added tax. It is stated net of price discounts, promotional discounts, settlement discounts and after an appropriate amount has been provided to cover the sales value of credit notes yet to be issued that relate to the current and prior periods.

The same recognition criteria also apply to the sale of by-products and waste (such as spent grain, malt dust and yeast) with the exception that these are included within other income.

(ii)    Interest income

Interest income is recognised on an accruals basis using the effective interest method.

When a receivable is impaired the group reduces the carrying amount to its recoverable amount by discounting the estimated future cash flows at the original effective interest rate, and continuing to unwind the discount as interest income.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

r)   Revenue recognition (continued)

(iii)    Royalty income

Royalty income is recognised on an accruals basis in accordance with the relevant agreements and is included in other income.

(iv)    Dividend income

Dividend income is recognised when the right to receive payment is established.

s)  Operating leases

Rentals paid and incentives received on operating leases are charged or credited to the income statement on a straight-line basis over the lease term.

t)   Exceptional items

Where certain expense or income items recorded in a period are material by their size or incidence, the group reflects such items as exceptional items within a separate line on the income statement except for those exceptional items that relate to associates, joint ventures, net finance costs and tax. (Associates’ and joint ventures’ net finance costs and tax exceptional items are only referred to in the notes to the consolidated financial statements.)

Exceptional items are also summarised in the segmental analyses, excluding those that relate to net finance costs and tax.

The group presents alternative earnings per share calculations on a headline and adjusted basis. The adjusted earnings per share figure excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the years shown in the consolidated financial statements. Headline earnings per share is calculated in accordance with the South African Circular 2/2013 entitled ‘Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE).

u)  Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity, respectively.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The group’s liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full using the liability method, in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill (in the case of deferred tax liabilities) or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognised in full on temporary differences arising from investment in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. This includes taxation in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary. Deferred income tax is also recognised in respect of the unremitted retained earnings of overseas associates and joint ventures as the group is not able to determine when such earnings will be remitted and when such additional tax such as withholding taxes might be payable.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is expected that sufficient existing taxable temporary differences will reverse in the future or there will be sufficient taxable profit available against which the temporary differences (including carried forward tax losses) can be utilised.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date. Deferred tax is measured on a non-discounted basis.

v)  Dividend distributions

Dividend distributions to equity holders of the parent are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when paid. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

w)  Employee benefits

(i)     Wages and salaries

Wages and salaries for current employees are recognised in the income statement as the employees’ services are rendered.

(ii)     Vacation and long-term service awards costs

The group recognises a liability and an expense for accrued vacation pay when such benefits are earned and not when these benefits are paid.

The group also recognises a liability and an expense for long-term service awards where cash is paid to the employee at certain milestone dates in a career with the group. Such accruals are appropriately discounted to reflect the future payment dates at discount rates determined by reference to local high quality corporate bonds.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

w)  Employee benefits (continued)

(iii)    Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments.

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation. At a mid-year point an accrual is maintained for the appropriate proportion of the expected bonuses which would become payable at the year end.

(iv)    Share-based compensation

The group operates a variety of equity-settled share-based compensation plans.

The equity-settled plans comprise share option and stock appreciation rights plans (with and without market performance conditions attached), performance share award plans (with and without market performance conditions attached) and awards related to the employee element of the Broad-Based Black Economic Empowerment (BBBEE) scheme in South Africa. An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. A corresponding adjustment is made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. In addition the group has granted an equity-settled share-based payment to retailers in relation to the retailer element of the BBBEE scheme. A one-off charge has been recognised based on the fair value at the grant date with a corresponding adjustment to equity. The charge will not be adjusted in the future.

The charges are based on the fair value of the awards as at the date of grant, as calculated by various binomial model calculations and Monte Carlo simulations.

The charges are not reversed if the options and awards are not exercised because the market value of the shares is lower than the option price at the date of grant.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

For cash-settled plans a liability is recognised at fair value in the balance sheet over the vesting period with a corresponding charge to the income statement. The liability is remeasured at each reporting date, on an actuarial basis using the analytic method, to reflect the revised fair value and to adjust for changes in assumptions such as leavers. Changes in the fair value of the liability are recognised in the income statement. Actual settlement of the liability will be at its intrinsic value with the difference recognised in the income statement.

(v)    Pension obligations

The group has both defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full and are charged or credited to equity in other comprehensive income in the period in which they arise.

The current service cost, the net interest cost, any past service costs and the effect of any curtailments and settlements are recognised in operating costs in the income statement.

The contributions to defined contribution plans are recognised as an expense as the costs become payable. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(vi)    Other post-employment obligations

Some group companies provide post-retirement healthcare benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions are recognised in full and are charged or credited to equity in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

(vii)   Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value in a similar manner to all long-term employee benefits.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

x)  Derivative financial instruments – hedge accounting

Financial assets and financial liabilities at fair value through profit or loss include all derivative financial instruments. The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange, commodity price and interest rate risks), comprise interest rate swaps, cross currency swaps, forward foreign exchange contracts, commodity contracts and other specific instruments as necessary under the approval of the board. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group’s risk management policies. The group also has derivatives embedded in other contracts, primarily cross border foreign currency supply contracts for raw materials.

Derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

In order to qualify for hedge accounting, the group is required to document at inception the relationship between the hedged item and the hedging instrument as well as its risk management objectives and strategy for undertaking hedging transactions. The group is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is reperformed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions or commitments (cash flow hedge); or hedges of net investments in foreign operations (net investment hedge).

(i)     Fair value hedges

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the group’s interest rate risk and foreign exchange risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the income statement in the period incurred.

Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement together with the gain or loss on the hedged item attributable to the hedged risk.

(ii)     Cash flow hedges

Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency and interest rate risk to which the cash flows of certain assets and liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised in other comprehensive income. The ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the period in which the hedged item affects profit or loss. However, where a forecasted transaction results in a non-financial asset or liability, the accumulated fair value movements previously deferred in equity are included in the initial cost of the asset or liability.

(iii)    Hedges of net investments in foreign operations

Hedges of net investments in foreign operations comprise either foreign currency borrowings or derivatives (typically forward exchange contracts and cross currency swaps) designated in a hedging relationship.

Gains or losses on hedging instruments that are regarded as highly effective are recognised in other comprehensive income. These largely offset foreign currency gains or losses arising on the translation of net investments that are recorded in equity, in the foreign currency translation reserve. The ineffective portion of gains or losses on hedging instruments is recognised immediately in the income statement. Amounts accumulated in equity are only reclassified to the income statement upon disposal of the net investment.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued and amounts previously recorded in equity are reclassified to the income statement. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur. When the hedge is discontinued due to ineffectiveness, hedge accounting is discontinued prospectively.

Certain derivative instruments, while providing effective economic hedges under the group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the income statement. The group does not hold or issue derivative financial instruments for speculative purposes.

y)   Deposits by customers

Returnable containers in circulation are recorded within property, plant and equipment and a corresponding liability is recorded in respect of the obligation to repay the customers’ deposits. Deposits paid by customers for branded returnable containers are reflected in the balance sheet within current liabilities. Any estimated liability that may arise in respect of deposits for unbranded containers is shown in provisions.

z)   Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group’s employee benefit trusts and in treasury during the year.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group’s employee benefit trusts and in treasury during the year, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the year.

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group NPR and EBITA by the group’s chief operating decision maker, defined as the executive directors. Following management changes effective 1 July 2014 the group’s Africa and South Africa: Beverages divisions have been consolidated into one division for management purposes. The results of the new combined Africa division have therefore been presented as a single reportable segment and comparatives have been revised accordingly. The group is focused geographically and, while not meeting the definition of reportable segments, the group reports separately as segments Corporate and South Africa: Hotels and Gaming as this provides useful additional information.

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group’s performance.

Income statement

	Group NPR 2015 US$m	EBITA 2015 US$m	Group NPR 2014 US$m	EBITA 2014 US$m	Group NPR 2013 US$m	EBITA 2013 US$m

Latin America	5,768	2,224	5,745	2,192	5,802	2,112
Africa	7,462	1,907	7,421	1,954	7,765	1,957
Asia Pacific	3,867	768	3,944	845	4,005	854
Europe	4,398	700	4,574	703	4,300	784
North America	4,682	858	4,665	804	4,656	747
Corporate	-	(122)	-	(161)	-	(202)
Retained operations	26,177	6,335	26,349	6,337	26,528	6,252
South Africa: Hotels and Gaming	111	32	370	123	404	134
	26,288	6,367	26,719	6,460	26,932	6,386
Amortisation of intangible assets (excluding computer software) - group and share of associates’ and joint ventures’		(423)		(436)		(483)
Exceptional items in operating profit - group and share of associates’ and joint ventures’		(138)		(202)		(205)
Net finance costs - group and share of associates’ and joint ventures’		(740)		(741)		(770)
Share of associates’ and joint ventures’ taxation		(157)		(162)		(164)
Share of associates’ and joint ventures’ non-controlling interests		(79)		(96)		(85)
Profit before taxation		4,830		4,823		4,679

Group revenue and group NPR (including the group’s share of associates and joint ventures)

With the exception of South Africa: Hotels and Gaming, all reportable segments derive their revenues from the sale of beverages. Revenues are derived from a large number of customers which are internationally dispersed, with no customers being individually material.

	Revenue 2015 US$m	Share of associates’ and joint ventures’ revenue 2015 US$m	Group revenue 2015 US$m	Excise duties and other similar taxes 2015 US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2015 US$m	Group NPR 2015 US$m

Latin America	7,812	-	7,812	(2,044)	-	5,768
Africa	6,853	2,221	9,074	(1,334)	(278)	7,462
Asia Pacific	3,136	2,203	5,339	(1,203)	(269)	3,867
Europe	4,186	1,675	5,861	(1,011)	(452)	4,398
North America	143	5,201	5,344	(4)	(658)	4,682
Retained operations	22,130	11,300	33,430	(5,596)	(1,657)	26,177
South Africa: Hotels and Gaming	-	128	128	-	(17)	111
	22,130	11,428	33,558	(5,596)	(1,674)	26,288

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

	Revenue 2014 US$m	Share of associates’ and joint ventures’ revenue 2014 US$m	Group revenue 2014 US$m	Excise duties and other similar taxes 2014 US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2014 US$m	Group NPR 2014 US$m

Latin America	7,812	-	7,812	(2,067)	-	5,745
Africa	6,752	2,257	9,009	(1,292)	(296)	7,421
Asia Pacific	3,285	2,166	5,451	(1,235)	(272)	3,944
Europe	4,319	1,726	6,045	(1,009)	(462)	4,574
North America	143	5,199	5,342	(4)	(673)	4,665
Retained operations	22,311	11,348	33,659	(5,607)	(1,703)	26,349
South Africa: Hotels and Gaming	-	425	425	-	(55)	370
	22,311	11,773	34,084	(5,607)	(1,758)	26,719

	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m

Latin America	7,821	-	7,821	(2,019)	-	5,802
Africa	7,162	2,231	9,393	(1,370)	(258)	7,765
Asia Pacific	3,797	1,888	5,685	(1,440)	(240)	4,005
Europe	4,292	1,475	5,767	(995)	(472)	4,300
North America	141	5,214	5,355	(4)	(695)	4,656
Retained operations	23,213	10,808	34,021	(5,828)	(1,665)	26,528
South Africa: Hotels and Gaming	-	466	466	-	(62)	404
	23,213	11,274	34,487	(5,828)	(1,727)	26,932

Operating profit and EBITA (segment result)

The following table provides a reconciliation of operating profit to operating profit before exceptional items, and to EBITA. EBITA comprises operating profit before exceptional items, and amortisation of intangible assets (excluding computer software) and includes the group’s share of associates’ and joint ventures’ operating profit on a similar basis.

	Operating profit 2015 US$m	Exceptional items 2015 US$m	Operating profit before exceptional items 2015 US$m	Share of associates’ and joint ventures’ operating profit before exceptional items 2015 US$m	Amortisation of intangible assets (excluding computer software) 2015 US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) 2015 US$m	EBITA 2015 US$m

Latin America	2,110	-	2,110	-	114	-	2,224
Africa	1,516	(45)	1,471	427	9	-	1,907
Asia Pacific	(14)	452	438	142	188	-	768
Europe	548	-	548	85	22	45	700
North America	14	-	14	800	2	42	858
Corporate	(191)	69	(122)	-	-	-	(122)
Retained operations	3,983	476	4,459	1,454	335	87	6,335
South Africa: Hotels and Gaming	401	(401)	-	31	-	1	32
	4,384	75	4,459	1,485	335	88	6,367

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

	Operating profit 2014 US$m	Exceptional items 2014 US$m	Operating profit before exceptional items 2014 US$m	Share of associates’ and joint ventures’ operating profit before exceptional items 2014 US$m	Amortisation of intangible assets (excluding computer software) 2014 US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) 2014 US$m	EBITA 2014 US$m

Latin America	2,116	(47)	2,069	-	123	-	2,192
Africa	1,470	8	1,478	470	6	-	1,954
Asia Pacific	365	103	468	165	212	-	845
Europe	565	11	576	79	20	28	703
North America	9	-	9	753	-	42	804
Corporate	(283)	122	(161)	-	-	-	(161)
Retained operations	4,242	197	4,439	1,467	361	70	6,337
South Africa: Hotels and Gaming	-	-	-	118	-	5	123
	4,242	197	4,439	1,585	361	75	6,460

	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m

Latin America	1,920	63	1,983	-	129	-	2,112
Africa	1,548	(57)	1,491	459	7	-	1,957
Asia Pacific	357	104	461	156	237	-	854
Europe	588	64	652	76	21	35	784
North America	7	-	7	697	-	43	747
Corporate	(228)	26	(202)	-	-	-	(202)
Retained operations	4,192	200	4,392	1,388	394	78	6,252
South Africa: Hotels and Gaming	-	-	-	123	-	11	134
	4,192	200	4,392	1,511	394	89	6,386

The group’s share of associates’ and joint ventures’ operating profit is reconciled to the share of post-tax results of associates and joint ventures in the income statement as follows.

					2015 US$m	2014 US$m	2013 US$m

Share of associates’ and joint ventures’ operating profit (before exceptional items)					1,485	1,585	1,511
Share of associates’ and joint ventures’ exceptional items in operating profit					(63)	(5)	(5)
Share of associates’ and joint ventures’ net finance costs					(103)	(96)	(44)
Share of associates’ and joint ventures’ taxation					(157)	(162)	(164)
Share of associates’ and joint ventures’ non-controlling interests					(79)	(96)	(85)
Share of post-tax results of associates and joint ventures					1,083	1,226	1,213

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

EBITDA

EBITA is reconciled to EBITDA as follows.

	EBITA 2015 US$m	Depreciation 2015 US$m	Share of associates’ and joint ventures’ depreciation 2015 US$m	EBITDA 2015 US$m	EBITA 2014 US$m	Depreciation 2014 US$m	Share of associates’ and joint ventures’ depreciation 2014 US$m	EBITDA 2014 US$m

Latin America	2,224	302	-	2,526	2,192	328	-	2,520
Africa	1,907	275	121	2,303	1,954	267	115	2,336
Asia Pacific	768	66	148	982	845	72	132	1,049
Europe	700	214	77	991	703	222	92	1,017
North America	858	-	145	1,003	804	-	141	945
Corporate	(122)	39	-	(83)	(161)	31	-	(130)
Retained operations	6,335	896	491	7,722	6,337	920	480	7,737
South Africa: Hotels and Gaming	32	-	8	40	123	-	24	147
	6,367	896	499	7,762	6,460	920	504	7,884

					EBITA 2013 US$m	Depreciation 2013 US$m	Share of associates’ and joint ventures’ depreciation 2013 US$m	EBITDA 2013 US$m

Latin America					2,112	337	-	2,449
Africa					1,957	270	111	2,338
Asia Pacific					854	79	108	1,041
Europe					784	205	70	1,059
North America					747	-	137	884
Corporate					(202)	28	-	(174)
Retained operations					6,252	919	426	7,597
South Africa: Hotels and Gaming					134	-	28	162
					6,386	919	454	7,759

Adjusted EBITDA
Adjusted EBITDA comprised the following.
						2015 US$m	2014 US$m	2013 US$m

Subsidiaries’ EBITDA						5,690	5,720	5,705
- Operating profit before exceptional items						4,459	4,439	4,392
- Depreciation (including amortisation of computer software)						896	920	919
- Amortisation (excluding computer software)						335	361	394

Group’s share of MillerCoors’ EBITDA						987	936	877
- Operating profit before exceptional items						800	753	697
- Depreciation (including amortisation of computer software)						145	141	137
- Amortisation (excluding computer software)						42	42	43

Adjusted EBITDA						6,677	6,656	6,582

SABMiller plc Notes to the consolidated financial statements (continued)

2. Segmental analysis (continued)

Other segmental information

	Capital expenditure excluding investment activity[1] 2015 US$m	Investment activity[2] 2015 US$m	Total 2015 US$m	Capital expenditure excluding investment activity[1] 2014 US$m	Investment activity[2] 2014 US$m	Total 2014 US$m

Latin America	429	(5)	424	413	(88)	325
Africa	720	8	728	663	42	705
Asia Pacific	80	-	80	96	201	297
Europe	253	-	253	252	-	252
North America	15	216	231	1	188	189
Corporate	75	(972)	(897)	60	1	61
	1,572	(753)	819	1,485	344	1,829

				Capital expenditure excluding investment activity[1] 2013 US$m	Investment activity[2] 2013 US$m	Total 2013 US$m

Latin America				528	-	528
Africa				619	29	648
Asia Pacific				88	(78)	10
Europe				216	-	216
North America				-	272	272
Corporate				28	(5)	23
				1,479	218	1,697

[1] Capital expenditure includes additions of intangible assets (excluding goodwill) and property, plant and equipment.
[2] Investment activity includes acquisitions and disposals of businesses, net investments in associates and joint ventures, purchases of shares in non-controlling interests and purchases and disposals of available for sale investments.

Geographical information

The UK is the parent company’s country of domicile. Those countries which account for more than 10% of the group’s total revenue and/or non-current assets are considered individually material and are reported separately below.

Revenue				2015 US$m	2014 US$m	2013 US$m

UK				424	394	378
Australia				2,493	2,680	3,064
Colombia				3,568	3,681	3,742
South Africa				4,352	4,347	4,896
USA				131	129	129
Rest of world				11,162	11,080	11,004
				22,130	22,311	23,213

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

Non-current assets	2015 US$m	2014 US$m

UK	358	333
Australia	9,804	12,500
Colombia	5,886	7,781
South Africa	1,735	2,237
USA	5,704	5,839
Rest of world	16,132	18,933
	39,619	47,623

Non-current assets by location exclude amounts relating to derivative financial instruments and deferred tax assets.
3. Net operating expenses
	2015 US$m	2014 US$m	2013 US$m

Cost of inventories recognised as an expense	4,552	4,711	5,043
- Changes in inventories of finished goods and work in progress	57	(15)	93
- Raw materials and consumables used	4,495	4,726	4,950
Excise duties and other similar taxes	5,596	5,607	5,828
Employee costs (see note 6a)	2,483	2,491	2,704
Depreciation of property, plant and equipment	821	854	867
- Containers	219	233	226
- Other	602	621	641
Profit on disposal of available for sale investments	(1)	-	-
Profit on disposal of businesses	(45)	(72)	(79)
Profit on disposal of investment in associates	(403)	-	-
(Gain)/loss on dilution of investment in associate	(2)	18	(4)
(Profit)/loss on disposal of property, plant and equipment	(18)	(17)	13
Amortisation of intangible assets	410	427	450
- Intangible assets (excluding computer software)	335	361	394
- Computer software	75	66	56
Other expenses	4,696	4,431	4,561
- Selling, marketing and distribution costs	2,428	2,468	2,582
- Repairs and maintenance expenditure on property, plant and equipment	309	324	333
- Impairment of goodwill	286	-	11
- Impairment of intangible assets	6	8	-
- Impairment of property, plant and equipment	73	52	39
- Impairment of trade and other receivables	34	30	23
- Operating lease rentals - land and buildings	84	81	64
- Operating lease rentals - plant, vehicles and systems	88	86	95
- Research and development expenditure	5	4	4
- Other operating expenses	1,383	1,378	1,410
Total net operating expenses by nature	18,089	18,450	19,383

Other income	(343)	(381)	(362)
- Revenue received from royalties	(47)	(51)	(55)
- Dividends received from investments	(1)	(1)	(1)
- Other operating income	(295)	(329)	(306)

Net operating expenses	17,746	18,069	19,021

Foreign exchange differences recognised in the profit for the year, except for those arising on financial instruments measured at fair value under IAS 39, were a loss of US$25 million (2014: US$32 million, 2013: US$14 million).

SABMiller plc Notes to the consolidated financial statements (continued)

3. Net operating expenses (continued)

The following fees were paid to a number of different accounting firms as auditors of various parts of the group.

	2015 US$m	2014 US$m	2013 US$m
Group auditors
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated financial statements	3	3	2
Fees payable to company’s auditor and its associates for other services:
The audit of the company’s subsidiaries	8	7	9
Total audit fees payable to the company’s auditor	11	10	11
Audit-related assurance services	-	-	1
Taxation compliance services	-	1	1
Taxation advisory services	1	2	1
Other non-audit services
Services relating to information technology[1]	-	-	1
Other	1	1	1
Total fees payable to the company’s auditor	13	14	16

Other audit firms
Fees payable to other auditor firms for:
The audit of the company’s subsidiaries	1	1	1
Taxation advisory services	3	6	3
Services relating to corporate finance transactions	1	-	-
Internal audit services	3	4	1
Other non-audit services
Services relating to information technology[1]	1	2	12
Other[1]	21	35	12
Total fees payable to other audit firms	30	48	29

1  Consulting services principally relating to the cost and efficiency and capability programmes.

SABMiller plc Notes to the consolidated financial statements (continued)

4.  Exceptional items

	2015 US$m	2014 US$m	2013 US$m

Exceptional items included in operating profit:
Profit on disposal of investment in associate	401	-	-
Profit on disposal of businesses	45	72	79
Impairments	(313)	-	(30)
Integration and restructuring costs	(139)	(103)	(91)
Cost and efficiency programme costs	(69)	(133)	(141)
Broad-Based Black Economic Empowerment related charges	-	(33)	(17)
Net exceptional losses included within operating profit	(75)	(197)	(200)

Exceptional items included in net finance costs:
Early redemption costs	(48)	-	-
Recycling of foreign currency translation reserves	33	-	-
Net exceptional losses included within net finance costs	(15)	-	-

Share of associates’ and joint ventures’ exceptional items:
Impairments	(63)	-	(5)
Cost and efficiency programme costs	-	(5)	-
Share of associates’ and joint ventures’ exceptional losses	(63)	(5)	(5)
Non-controlling interests’ share of associates’ and joint ventures’ exceptional losses	-	-	2
Group’s share of associates’ and joint ventures’ exceptional losses	(63)	(5)	(3)

Net taxation (charges)/credits relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items	(83)	27	20

Exceptional items included in operating profit

Profit on disposal of investment in associate

During 2015 a profit of US$401 million, after associated costs, was realised on the disposal of the group’s investment in the Tsogo Sun hotels and gaming business in South Africa.

Profit on disposal of businesses

During 2015 an additional profit of US$45 million (2014: US$25 million, 2013: US$79 million) was realised in Africa in relation to the disposal in 2012 of the group’s Angolan operations in exchange for a 27.5% interest in BIH Angola, following the successful resolution of certain matters leading to the release of provisions.

In 2014 a net profit of US$47 million, after associated costs, was realised on the disposal of the milk and juice business in Panama, Latin America.

Impairments

During 2015 impairment charges of US$313 million were incurred in respect of the group’s business in India in Asia Pacific. The impairment charge comprised US$286 million against goodwill, US$23 million against property, plant and equipment, and US$4 million against intangible assets.

In 2013 a US$30 million impairment charge was incurred in respect of the Vietnam business in Asia Pacific. The impairment charge comprised US$11 million against goodwill and US$19 million against property, plant and equipment.

Integration and restructuring costs

During 2015 US$139 million (2014: US$103 million, 2013: US$74 million) of integration and restructuring costs were incurred in Asia Pacific following the Foster’s and Pacific Beverages acquisitions, including impairments relating to brewery closures and in 2014 the discontinuation of a brand.

In 2013 US$17 million of restructuring costs were incurred in South Africa.

Cost and efficiency programme costs

During 2015 costs of US$69 million (2014: US$54 million, 2013: US$nil) were incurred in relation to the cost and efficiency programme which will realise further benefits from the group’s scale through the creation of a global business services function, that will consolidate many back office and specialist functions, and the expansion of the global procurement organisation. In 2014 costs of US$79 million (2013: US$141 million) were also incurred in relation to the business capability programme which streamlined finance, human resources and procurement activities through the deployment of global systems and introduced common sales, distribution and supply chain management systems.

Broad-Based Black Economic Empowerment scheme charges

In 2014 US$13 million (2013: US$17 million) of charges were incurred in relation to the Broad-Based Black Economic Empowerment (BBBEE) scheme in South Africa. An additional US$20 million loss was incurred on the dilution of the group’s investment in its associate, Distell Group Ltd, as a result of the exercise of share options issued as part of its BBBEE scheme.

SABMiller plc Notes to the consolidated financial statements (continued)

4. Exceptional items (continued)

Exceptional items included in net finance costs

Early redemption costs

During 2015 an exceptional charge of US$48 million was incurred in relation to costs for the early redemption of the US$850 million 6.5% Notes that were due July 2016.

Recycling of foreign currency translation reserves

During 2015 an exceptional credit of US$33 million was recognised in relation to the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Share of associates’ and joint ventures’ exceptional items

Impairments

During 2015 the group’s share of the impairment charges taken by Anadolu Efes in relation to its beer businesses in Russia and Ukraine amounted to US$63 million.

In 2013 an impairment of a soft drinks plant in BIH Angola amounted to US$5 million. After taking account of non-controlling interests, the group’s share was US$3 million.

Cost and efficiency programme costs

In 2014 restructuring costs associated with the group’s cost saving programme were incurred in MillerCoors, the group’s share amounted to US$5 million.

Net taxation (charges)/credits relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items

Net taxation charges of US$83 million (2014: credits of US$27 million, 2013: credits of US$20 million) arose in relation to exceptional items during the year and in 2014 included a US$2 million credit in relation to MillerCoors although the tax credit was recognised in Miller Brewing Company (see note 7).

5. Net finance costs
	2015 US$m	2014 US$m	2013 US$m
a. Finance costs
Interest payable on bank loans and overdrafts	100	110	183
Interest payable on derivatives	177	222	255
Interest payable on corporate bonds	545	647	677
Interest element of finance lease payments	3	3	1
Net fair value losses on financial instruments	-	34	-
Net exchange losses[1]	120	-	23
Early redemption costs[2] (see note 4)	48	-	-
Other finance charges	54	39	47
Total finance costs	1,047	1,055	1,186

b. Finance income
Interest receivable	19	24	39
Interest receivable on derivatives	282	338	355
Net fair value gains on financial instruments[3]	66	-	62
Net exchange gains	-	36	-
Recycling of foreign currency translation reserves[2] (see note 4)	33	-	-
Other finance income	10	12	4
Total finance income	410	410	460

Net finance costs	637	645	726
1 In 2013 net gains of US$2 million were excluded from the determination of adjusted earnings per share.

2 Net exceptional losses of US$15 million (2014: US$nil, 2013: US$nil) are excluded from the determination of adjusted net finance costs and adjusted earnings per share.

3 In 2013 net gains of US$10 million were excluded from the determination of adjusted earnings per share.

Adjusted net finance costs were US$622 million (2014: US$645 million, 2013: US$738 million).

Refer to note 21 - Financial risk factors for interest rate risk information.

SABMiller plc Notes to the consolidated financial statements (continued)

6.  Employee and key management compensation costs

a.  Employee costs

	2015 US$m	2014 US$m	2013 US$m

Wages and salaries	2,085	2,063	2,163
Share-based payments	117	154	201
Social security costs	164	160	215
Pension costs	117	117	130
Post-retirement benefits other than pensions	8	7	11
	2,491	2,501	2,720
Of the US$2,491 million employee costs shown above, US$8 million (2014: US$ 10 million, 2013: US$16 million) has been capitalised within intangible assets and property, plant and equipment.
b. Employee numbers
The average monthly number of employees are shown on a full-time equivalent basis, excluding employees of associated and joint venture undertakings and including executive directors.
	2015 Number	2014 Number	2013 Number
Latin America	28,162	29,296	29,882
Africa	24,802	24,403	24,090
Asia Pacific	5,048	5,113	5,128
Europe	9,810	10,174	10,489
North America	124	97	82
Corporate	862	864	815
	68,808	69,947	70,486

c. Key management compensation
The directors of the group and members of the executive committee (excom) are defined as key management. At 31 March 2015 there were 23 (2014: 25, 2013: 26) key management.
	2015 US$m	2014 US$m	2013 US$m
Salaries and short-term employee benefits	29	30	34
Post-employment benefits	3	2	2
Share-based payments	47	63	61
	79	95	97

d. Directors
	2015 US$m	2014 US$m	2013 US$m
Aggregate emoluments £5,235,208 (2014: £6,287,359, 2013: £6,689,562)	8	10	11
Aggregate gains made on the exercise of share options or release of share awards[1]	12	15	12
Notional contributions to unfunded retirement benefits scheme £502,386 (2014: £626,955, 2013: £767,000)	1	1	1
	21	26	24

1 Excludes gains made on share options exercised and share awards released posthumously.

At 31 March 2015 one director (2014: one, 2013: two) had retirement benefits accruing under money purchase pension schemes. Company contributions to money purchase pension schemes during the year amounted to £40,000 (2014: £50,000, 2013: £11,364).

SABMiller plc Notes to the consolidated financial statements (continued)

7. Taxation

	2015	2014	2013
	US$m	US$m	US$m

Current taxation	1,415	1,096	1,118
- Charge for the year	1,390	1,086	1,131
- Adjustments in respect of prior years	25	10	(13)
Withholding taxes and other remittance taxes	176	188	170
Total current taxation	1,591	1,284	1,288

Deferred taxation	(318)	(111)	(96)
- Credit for the year	(330)	(75)	(37)
- Adjustments in respect of prior years	7	(36)	5
- Rate change	5	-	(64)

Taxation expense	1,273	1,173	1,192

Tax (credit)/charge relating to components of other comprehensive income is as follows:
Deferred tax (credit)/charge on net remeasurements of defined benefit plans	(70)	13	(19)
Deferred tax charge/(credit) on financial instruments	3	(1)	(6)
	(67)	12	(25)

Total current tax	1,591	1,284	1,288
Total deferred tax	(385)	(99)	(121)
Total taxation	1,206	1,185	1,167

Effective tax rate (%)	26.0	26.0	27.0

UK taxation included in the above
Current taxation	-	-	-
Withholding taxes and other remittance taxes	82	102	133
Total current taxation	82	102	133
Deferred taxation	-	-	24
UK taxation expense	82	102	157

The effective tax rate is calculated by expressing tax before tax on exceptional items and on amortisation of intangible assets (excluding computer software), including the group’s share of associates’ and joint ventures’ tax on a similar basis, as a percentage of adjusted profit before tax. The calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics. Tax on amortisation of intangible assets (excluding computer software) was US$117 million (2014: US$123 million, 2013: US$135 million).

MillerCoors is not a taxable entity. The tax balances and obligations therefore remain with Miller Brewing Company as a 100% subsidiary of the group. This subsidiary’s tax charge includes tax (including deferred tax) on the group’s share of the taxable profits of MillerCoors and includes tax in other comprehensive income on the group’s share of MillerCoors’ taxable items included within other comprehensive income.

Tax rate reconciliation

	2015	2014	2013
	US$m	US$m	US$m
Profit before taxation	4,830	4,823	4,679
Less: Share of post-tax results of associates and joint ventures	(1,083)	(1,226)	(1,213)
	3,747	3,597	3,466

Tax charge at standard UK rate of 21% (2014: 23%, 2013: 24%)	787	827	832
Exempt income	(194)	(189)	(242)
Other incentive allowances	(34)	(28)	(20)
Expenses not deductible for tax purposes	179	24	157
Deferred tax asset (recognised)/not recognised	(54)	89	51
Initial recognition of deferred taxation	(104)	(87)	(28)
Tax impact of MillerCoors joint venture	174	178	171
Withholding taxes and other remittance taxes	176	188	170
Other taxes	33	26	35
Adjustments in respect of foreign tax rates	306	160	124
Adjustments in respect of prior periods	32	(26)	(8)
Deferred taxation rate change	5	-	(64)
Deferred taxation on unremitted earnings	(33)	11	14
Total taxation expense	1,273	1,173	1,192

SABMiller plc Notes to the consolidated financial statements (continued)

8.  Earnings per share

	2015	2014	2013
	US cents	US cents	US cents

Basic earnings per share	205.7	211.8	204.3
Diluted earnings per share	203.5	209.1	202.0
Headline earnings per share	213.4	211.6	203.0
Adjusted basic earnings per share	239.1	242.0	237.2
Adjusted diluted earnings per share	236.6	239.0	234.5
The weighted average number of shares was:
	2015	2014	2013
	Millions of shares	Millions of shares	Millions of shares

Ordinary shares	1,674	1,671	1,667
Treasury shares	(63)	(67)	(72)
EBT ordinary shares	(7)	(7)	(5)
Basic shares	1,604	1,597	1,590
Dilutive ordinary shares	17	20	19
Diluted shares	1,621	1,617	1,609

The calculation of diluted earnings per share excludes 8,613,524 (2014: 6,044,130, 2013: 6,332,436) share options that were non-dilutive for the year because the exercise price of the option exceeded the fair value of the shares during the year, and 16,316,980 (2014: 19,755,628, 2013: 21,226,441) share awards that were non-dilutive for the year because the performance conditions attached to the share awards have not been met. These share incentives could potentially dilute earnings per share in the future.

Incentives involving 9,015,115 shares were granted, and 4,230,223 share incentives were exercised, released or lapsed after 31 March 2015 and before the date of signing of these financial statements.

Adjusted and headline earnings

The group presents an adjusted earnings per share figure which excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the South African Circular 2/2013 entitled ‘Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE). The adjustments made to arrive at headline earnings and adjusted earnings are as follows.

	2015	2014	2013
	US$m	US$m	US$m

Profit for the year attributable to owners of the parent	3,299	3,381	3,250
Headline adjustments
Impairment of goodwill	286	-	11
Impairment of property, plant and equipment	73	52	39
Impairment of intangible assets	6	8	-
Profit on disposal of investment in associate	(401)	-	-
Loss on disposal of property, plant and equipment	-	-	13
Profit on disposal of businesses	(45)	(72)	(79)
Loss/(gain) on dilution of investments in associates	-	20	(4)
Tax effects of these items	146	(11)	(14)
Non-controlling interests’ share of the above items	(1)	1	(3)
Share of associates’ and joint ventures’ headline adjustments, net of tax and non-controlling interests	60	-	15
Headline earnings	3,423	3,379	3,228
Integration and restructuring costs (excluding impairment)	87	43	71
Cost and efficiency programme costs	69	133	141
Broad-Based Black Economic Empowerment scheme charges	-	13	17
Net gain on fair value movements on capital items[1]	-	-	(12)
Early redemption costs	48	-	-
Recycling of foreign currency translation reserves	(33)	-	-
Amortisation of intangible assets (excluding computer software)	335	361	394
Tax effects of the above items	(167)	(133)	(137)
Non-controlling interests’ share of the above items	(6)	(4)	(8)
Share of associates’ and joint ventures’ other adjustments, net of tax and non-controlling interests	79	73	78
Adjusted earnings	3,835	3,865	3,772

1 This does not include all fair value movements but includes those in relation to capital items for which hedge accounting cannot be applied.

SABMiller plc Notes to the consolidated financial statements (continued)

9.  Dividends

	2015	2014	2013
	US$m	US$m	US$m

Equity
2014 Final dividend paid: 80.0 US cents (2013: 77.0 US cents, 2012: 69.5 US cents) per ordinary share	1,289	1,236	1,125
2015 Interim dividend paid: 26.0 US cents (2014: 25.0 US cents, 2013: 24.0 US cents) per ordinary share	416	404	392
	1,705	1,640	1,517

In addition, the directors are proposing a final dividend of 87.0 US cents per share in respect of the financial year ended 31 March 2015, which will absorb an estimated US$1,398 million of shareholders’ funds. If approved by shareholders, the dividend will be paid on 14 August 2015 to shareholders registered on the London and Johannesburg registers as at 7 August 2015. The total dividend per share for the year is 113.0 US cents (2014: 105.0 US cents, 2013: 101.0 US cents).

Treasury shares do not attract dividends and the employees’ benefit trusts have both waived their right to receive dividends (further information can be found in note 26).

10.  Goodwill

US$m
Cost
At 1 April 2013	20,185
Exchange adjustments	(1,349)
Acquisitions - through business combinations	7
At 31 March 2014	18,843
Exchange adjustments	(3,257)
Reclassification (see note 19)	(293)
Acquisitions - through business combinations (provisional)	1
At 31 March 2015	15,294

Accumulated impairment
At 1 April 2013	323
Exchange adjustments	23
At 31 March 2014	346
Exchange adjustments	(84)
Impairment	286
At 31 March 2015	548

Net book amount
At 1 April 2013	19,862
At 31 March 2014	18,497
At 31 March 2015	14,746

2015

Provisional goodwill of US$1 million arose on the acquisition of a business in Africa. The fair value exercise in respect of this business combination has yet to be completed.

2014

Goodwill arose on the acquisition of the trade and assets of a wine and spirits business in Africa. The residual value of the net assets acquired has been recognised as goodwill of US$7 million in the financial statements. The fair value exercise in respect of this business combination is now complete.

SABMiller plc Notes to the consolidated financial statements (continued)

10.  Goodwill (continued)

Goodwill is monitored principally on an individual country basis and the net book value is allocated by cash generating unit (CGU) as follows.

	2015 US$m	2014 US$m
CGUs:
Latin America:
- Central America	777	795
- Colombia	3,367	4,392
- Peru	1,505	1,658
- Other Latin America	207	211
Africa:
- South Africa	391	451
- Other Africa	219	247
Asia Pacific:
- Australia	5,819	7,397
- India	-	291
- Other Asia Pacific	1	1
Europe:
- Czech Republic	707	909
- Netherlands	85	106
- Italy	347	445
- Poland	1,002	1,258
- Other Europe	63	80
North America	256	256
	14,746	18,497

Assumptions

The group uses both value in use and fair value less costs of disposal (FVLCD) calculations to determine the recoverable amounts for its CGUs. See note 1 for the detailed accounting policy on how the group determines recoverable value. The key assumptions for the discounted cash flow calculations are as follows.

Expected volume five-year compound annual growth rate (CAGR) - Cash flows are based on financial forecasts approved by management for each CGU covering five-year periods and are dependent on management’s expected volume CAGRs which have been determined based on past experience and planned initiatives, and with reference to external sources in respect of macro-economic assumptions. Expected growth rates over the five-year forecast period are generally higher than the long-term average growth rates for the economies in which the CGUs operate as a steady state is not necessarily expected to be reached in this period. The cash flow forecasts included in FVLCD calculations are based on management’s best estimates of expected volume CAGRs and incorporate cash flows associated with enhancing the assets’ performance, such as capital expenditure, where appropriate in order to determine the FVLCD from a market participant’s perspective.

Discount rate - The discount rate (weighted average cost of capital) is calculated using a methodology which reflects the returns from United States Treasury notes with a maturity of 20 years, an equity risk premium adjusted for specific industry and country risks, and inflation differentials. The group applies local post-tax discount rates to local post-tax cash flows. For a value in use calculation, where a potential impairment is identified on a post-tax basis, the impairment review is reperformed on a pre-tax basis.

Long-term growth rate - Cash flows after the first five-year period are extrapolated using a long-term growth rate, in order to calculate the terminal recoverable amount. The long-term growth rate is estimated using historical trends and expected future trends in inflation rates, based on external data.

The following table presents the key assumptions used in the discounted cash flow calculations in each of the group’s operating segments and relate only to subsidiaries of the group.

	Expected volume CAGRs 2015 - 2019%	Post-tax discount rates %	Long-term growth rates %
Latin America	2.7-4.5	7.6-14.0	2.1-5.1
Africa	2.4-9.7	11.8-17.6	5.5-9.5
Asia Pacific	(0.1)-10.0	7.4-11.8	2.8-5.7
Europe	(0.4)-2.4	6.5-9.3	1.4-2.8
North America[1]	17	6.8	2.1

1 Primarily the international business across the Americas.

SABMiller plc Notes to the consolidated financial statements (continued)

10.  Goodwill (continued)

Impairment reviews results

An impairment charge of US$313 million has been recognised in respect of the India CGU in Asia Pacific. This primarily reflected the group’s assessment of the increasing regulatory and excise challenges in the operating environment in India and the proposed partial introduction of a national goods and services tax (GST) which will not apply to beer so that GST on input costs is not expected to be recoverable. The impairment loss was allocated to goodwill (US$286 million), property, plant and equipment (US$23 million), and intangible assets (US$4 million). The recoverable amount of the CGU was based on its value in use, which was determined using a discounted cash flow calculation. In arriving at value in use, a pre-tax discount rate of 14.1% (2014: 13.4%) was applied to pre-tax cash flows.

Sensitivities to assumptions

The group’s impairment reviews are sensitive to changes in the key assumptions described above.

The most material goodwill balance is in Australia. In addition to the volume CAGR, pricing, mix and cost efficiencies are significant factors influencing the recoverable value of the CGU, and therefore NPR and EBITA CAGRs were also considered key assumptions in the discounted cash flow calculation. Continuing market weakness in Australia has reduced the forecast volume and revenue growth assumptions used in determining the recoverable amount of the Australia CGU. The estimated recoverable amount was calculated on a FVLCD basis and is now approximately US$650 million higher than the carrying value of the CGU. For the recoverable amount to reduce to a level such that it is equal to the carrying value of the CGU, the following would need to occur: the future compound annual NPR growth over the five-year forecast period to reduce to a level such that the EBITA CAGR over the same period of 3.8% would fall below the long-term growth rate of 2.8%; or the long-term growth rate of 2.8% in nominal terms to fall below 2.4%; or the discount rate to rise from 7.4% to 7.7% or higher. These changes in assumptions are considered reasonably possible in the current environment.

Based on the group’s sensitivity analysis, a reasonably possible change in a single assumption will not cause an impairment loss in any of the group’s other CGUs.

11.  Intangible assets

	Brands US$m	Computer software US$m	Other US$m	Total US$m
Cost
At 1 April 2013	9,952	752	657	11,361
Exchange adjustments	(789)	(14)	(65)	(868)
Additions - separately acquired	-	84	-	84
Acquisitions - through business combinations	22	-	-	22
Transfers	3	-	(3)	-
Disposals	-	(11)	(32)	(43)
At 31 March 2014	9,188	811	557	10,556
Exchange adjustments	(1,596)	(101)	(101)	(1,798)
Additions - separately acquired	14	172	-	186
Disposals	-	(8)	-	(8)
At 31 March 2015	7,606	874	456	8,936

Accumulated amortisation and impairment
At 1 April 2013	1,307	319	100	1,726
Exchange adjustments	(83)	(5)	(7)	(95)
Amortisation	312	66	49	427
Disposals	-	(10)	(32)	(42)
Impairment	8	-	-	8
At 31 March 2014	1,544	370	110	2,024
Exchange adjustments	(301)	(48)	(25)	(374)
Amortisation	301	75	34	410
Disposals	-	(8)	-	(8)
Impairment	4	2	-	6
At 31 March 2015	1,548	391	119	2,058

Net book amount
At 1 April 2013	8,645	433	557	9,635
At 31 March 2014	7,644	441	447	8,532
At 31 March 2015	6,058	483	337	6,878

During 2015 impairment charges in respect of intangible assets totalling US$6 million (2014: US$8 million) were recognised, all in Asia Pacific.

SABMiller plc Notes to the consolidated financial statements (continued)

11.  Intangible assets (continued)

At 31 March significant individual brands included within the carrying value of intangible assets are as follows.

	2015 US$m	2014 US$m	Amortisation period remaining (years)
Brand carrying value
Carlton (Australia)	1,481	1,853	37
Aguila (Colombia)	987	1,335	30
Victoria Bitter (Australia)	748	935	37
Cristal (Peru)	508	578	30
Grolsch (Netherlands)	332	439	33

12.  Property, plant and equipment

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Returnable containers US$m	Total US$m
Cost
At 1 April 2013	542	3,723	8,282	2,093	14,640
Exchange adjustments	(33)	(157)	(474)	(113)	(777)
Additions	716	23	346	364	1,449
Acquisitions - through business combinations	-	8	4	-	12
Breakages and shrinkage	-	-	-	(216)	(216)
Transfers	(618)	93	423	102	-
Transfers (to)/from other assets	-	-	(8)	1	(7)
Disposals	(1)	(25)	(179)	(180)	(385)
At 31 March 2014	606	3,665	8,394	2,051	14,716
Exchange adjustments	(124)	(712)	(1,722)	(362)	(2,920)
Additions	828	30	216	345	1,419
Acquisitions - through business combinations	-	3	1	-	4
Breakages and shrinkage	-	-	-	(140)	(140)
Transfers	(613)	123	476	14	-
Transfers to other assets	-	-	(2)	-	(2)
Disposals	(1)	(63)	(298)	(39)	(401)
At 31 March 2015	696	3,046	7,065	1,869	12,676

Accumulated depreciation and impairment
At 1 April 2013	-	702	3,802	1,077	5,581
Exchange adjustments	-	(43)	(273)	(53)	(369)
Provided during the year	-	77	544	233	854
Breakages and shrinkage	-	-	-	(136)	(136)
Impairment	-	2	50	-	52
Transfers	-	1	(50)	49	-
Transfers to other assets	-	-	(1)	-	(1)
Disposals	-	(16)	(156)	(158)	(330)
At 31 March 2014	-	723	3,916	1,012	5,651
Exchange adjustments	-	(187)	(1,015)	(203)	(1,405)
Provided during the year	-	74	528	219	821
Breakages and shrinkage	-	-	-	(77)	(77)
Impairment	-	43	30	-	73
Disposals	-	(38)	(275)	(35)	(348)
At 31 March 2015	-	615	3,184	916	4,715

Net book amount
At 1 April 2013	542	3,021	4,480	1,016	9,059
At 31 March 2014	606	2,942	4,478	1,039	9,065
At 31 March 2015	696	2,431	3,881	953	7,961

SABMiller plc Notes to the consolidated financial statements (continued)

12.  Property, plant and equipment (continued)

As a result of annual impairment reviews, impairment losses of $23 million have been recognised in the year (2014: US$nil) (see note 10).

Included in land and buildings is freehold land with a cost of US$560 million (2014: US$695 million) which is not depreciated.

Included in plant, vehicles and systems are the following amounts relating to assets held under finance leases.

	2015 US$m	2014 US$m
Net book amount	65	61

Included in the amounts above are the following amounts in respect of borrowing costs capitalised.

	2015 US$m	2014 US$m
At 1 April	37	45
Exchange adjustments	(6)	(4)
Amortised during the year	(11)	(4)
At 31 March	20	37

No borrowings costs were capitalised during the year (2014: none).

Borrowings are secured by various of the group’s property, plant and equipment with an aggregate net book value of US$91 million (2014: US$87 million).

13.  Investments in joint ventures

A list of the group’s significant investments in joint ventures, including the name, country of incorporation and effective ownership interest is given in note 33.

US$m
At 1 April 2013	5,547
Investments in joint ventures	188
Share of results retained	737
Share of other comprehensive loss	12
Dividends received	(903)
At 31 March 2014	5,581
Investments in joint ventures	216
Share of results retained	786
Share of other comprehensive income	(179)
Dividends received	(976)
At 31 March 2015	5,428

Summarised financial information for the group’s interest in joint ventures, on a 100% basis after adjustments to comply with the group’s accounting policies, is shown below.

Summarised balance sheet	MillerCoors
	2015 US$m	2014 US$m
Cash and cash equivalents	18	15
Other current assets	911	980
Total current assets	929	995
Non-current assets	5,022	4,972
Total assets	5,951	5,967
Financial liabilities (excluding trade payables)	(47)	(46)
Other current liabilities	(911)	(888)
Total current liabilities	(958)	(934)
Financial liabilities	(30)	(38)
Other non-current liabilities	(1,509)	(1,278)
Total liabilities	(2,497)	(2,250)
Non-controlling interests	(41)	(41)
Net assets attributable to owners	3,413	3,676

SABMiller plc Notes to the consolidated financial statements (continued)

13.  Investments in joint ventures (continued)

Summarised statement of comprehensive income	MillerCoors
	2015 US$m	2014 US$m
Revenue	8,966	8,963
Depreciation and amortisation	(322)	(316)
Interest expense	(1)	(2)
Profit before taxation	1,361	1,277
Taxation expense	(5)	(5)
Profit for the year	1,356	1,272
Other comprehensive (loss)/income	(309)	20
Total comprehensive income	1,047	1,292

Reconciliation of summarised financial information

A reconciliation of the summarised financial information to the carrying amount of the group’s interests in its joint ventures is as follows.

	MillerCoors
	2015 US$m	2014 US$m
Opening net assets	3,676	3,617
Total comprehensive income	1,047	1,292
Dividends paid	(1,683)	(1,557)
Funding to joint venture	373	324
Closing net assets	3,413	3,676
Interest in joint venture (%)	58	58
Interest in joint venture	1,979	2,132
Goodwill	3,449	3,449
Carrying value of investments in joint venture	5,428	5,581

14.  Investments in associates

A list of the group’s significant investments in associates, including the name, country of incorporation and effective ownership interest is given in note 33.

US$m
At 1 April 2013	5,416
Exchange adjustments	(264)
Investments in associates	231
Share of results retained	489
Share of other comprehensive income	133
Share of movements in other reserves	6
Dividends receivable	(224)
At 31 March 2014	5,787
Exchange adjustments	(755)
Investments in associates	46
Disposal of investments in associates	(368)
Share of results retained	297
Share of other comprehensive loss	(119)
Share of movements in other reserves	(6)
Dividends receivable	(423)
At 31 March 2015	4,459

2015

The group disposed of its investment in Tsogo Sun Holdings Limited (Tsogo Sun), its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The group received net proceeds of US$971 million, and realised a post-tax profit of US$239 million.

In January 2015 the group received net proceeds of US$7 million and realised a net profit of US$2 million, after associated costs, on the disposal of its packaging associate in Panama, Latin America.

2014

There were no acquisitions or disposals of associates in the year. The increase in investments in associates primarily related to increased investment in our Chinese associate to partly fund the Kingway acquisition.

SABMiller plc Notes to the consolidated financial statements (continued)

14.  Investments in associates (continued)

The analysis of associates between listed and unlisted investments is shown below.

						2015 US$m	2014 US$m
Listed						1,470	2,306
Unlisted						2,989	3,481
						4,459	5,787
Further details on the market value of listed investments in associates is given in note 21.

Summarised financial information
Summarised financial information for associates, which, in the opinion of the directors, are material to the group on a 100% basis after adjustments to comply with the group’s accounting policies, is as follows.
	Castel[1]		Anadolu Efes		CR Snow		Tsogo Sun

Summarised balance sheet	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2014 US$m
Total current assets	3,388	4,478	1,478	2,083	1,523	2,103	220
Total non-current assets	2,972	3,489	6,390	8,735	5,032	4,817	1,668
Total assets	6,360	7,967	7,868	10,818	6,555	6,920	1,888
Total current liabilities	(1,257)	(1,402)	(920)	(1,505)	(2,869)	(2,517)	(122)
Total non-current liabilities	(409)	(570)	(2,402)	(2,902)	(659)	(1,118)	(788)
Total liabilities	(1,666)	(1,972)	(3,322)	(4,407)	(3,528)	(3,635)	(910)
Total non-controlling interests	(672)	(783)	(1,659)	(1,840)	(20)	(18)	(34)
Net assets attributable to owners	4,022	5,212	2,887	4,571	3,007	3,267	944

Summarised statement of comprehensive income/(loss)
Revenue	6,000	6,162	6,408	6,682	4,496	4,420	1,073
Profit/(loss) for the year attributable to owners	815	959	(466)	(139)	199	254	178
Other comprehensive (loss)/income attributable to owners	(59)	(31)	(537)	258	23	74	18
Total comprehensive income/(loss) attributable to owners	756	928	(1,003)	119	222	328	196

Reconciliation of summarised financial information
A reconciliation of the summarised financial information to the carrying amount of the group’s interests in its associates is as follows.
	Castel[1]		Anadolu Efes		CR Snow		Tsogo Sun

	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2014 US$m
Opening net assets attributable to owners	5,212	4,405	4,571	5,439	3,267	2,539	956
Total comprehensive income/(loss) attributable to owners	756	928	(1,003)	119	222	328	196
Dividends paid	(359)	(461)	-	(140)	(465)	-	(87)
Exchange adjustments	(1,587)	340	(681)	(842)	3	-	(121)
Funding to associates	-	-	-	-	-	400	-
Other movements in reserves	-	-	-	(5)	(20)	-	-
Closing net assets attributable to owners	4,022	5,212	2,887	4,571	3,007	3,267	944
Interest in associates (%)	20-40	20-40	24	24	49	49	40
Interest in associates	925	1,223	693	1,097	1,473	1,601	375
Goodwill	310	352	387	469	-	-	-
Carrying value of investments in associates	1,235	1,575	1,080	1,566	1,473	1,601	375

[1]	BIH Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations. Details of individual ownership percentages are included in note 33.

SABMiller plc Notes to the consolidated financial statements (continued)

14.  Investments in associates (continued)

Individually immaterial associates

Summarised financial information for individually immaterial associates, in aggregate, is as follows.

Summarised statement of comprehensive income	2015 US$m	2014 US$m
Aggregate carrying amount of individually immaterial associates	671	670
Aggregate amounts of the group’s share of:
Profit for the year attributable to owners	124	127
Other comprehensive income attributable to owners	12	33
Total comprehensive income	136	160

15. Inventories
	2015 US$m	2014 US$m
Raw materials and consumables	588	669
Work in progress	89	121
Finished goods and goods for resale	353	378
	1,030	1,168

The following amount of inventories are expected to be utilised after 12 months.	2015 US$m	2014 US$m
Raw materials and consumables	38	46

There were no borrowings secured on the inventories of the group (2014: US$nil).

An impairment charge of US$34 million was recognised in respect of inventories during the year (2014: US$25 million).

16. Trade and other receivables
	2015 US$m	2014 US$m
Trade receivables	1,412	1,504
Less: provision for impairment	(132)	(144)
Trade receivables - net	1,280	1,360
Other receivables	355	357
Less: provision for impairment	(12)	(12)
Other receivables - net	343	345
Amounts owed by associates	28	42
Amounts owed by joint ventures - trade	4	5
Prepayments and accrued income	182	208
Total trade and other receivables	1,837	1,960

Analysed as:
Current
Trade receivables - net	1,265	1,345
Other receivables - net	259	250
Amounts owed by associates	17	32
Amounts owed by joint ventures - trade	4	5
Prepayments and accrued income	166	189
	1,711	1,821

Non-current
Trade receivables - net	15	15
Other receivables - net	84	95
Amounts owed by associates	11	10
Prepayments and accrued income	16	19
	126	139

The net carrying values of trade and other receivables are considered a close approximation of their fair values.

SABMiller plc Notes to the consolidated financial statements (continued)

16. Trade and other receivables (continued)

At 31 March 2015 trade and other receivables of US$415 million (2014: US$450 million) were past due but not impaired. These relate to customers of whom there is no recent history of default. The ageing of these trade and other receivables is shown below.

						Past due
	Fully performing US$m	Within 30 days US$m	30-60 days US$m	60-90 days US$m	90-180 days US$m	Over 180 days US$m
At 31 March 2015
Trade receivables	937	165	47	19	24	41
Other receivables	232	45	8	4	15	22
Amounts owed by associates	3	13	3	-	9	-
Amounts owed by joint ventures - trade	4	-	-	-	-	-

At 31 March 2014
Trade receivables	1,022	149	54	23	31	57
Other receivables	231	52	11	6	16	26
Amounts owed by associates	17	4	6	-	-	15
Amounts owed by joint ventures - trade	5	-	-	-	-	-

The group holds collateral as security for past due trade receivables to the value of US$9 million (2014: US$10 million). Collateral held primarily includes bank guarantees and charges over assets.

At 31 March 2015 trade receivables of US$179 million (2014: US$168 million) were determined to be specifically impaired and provided for.

The amount of the provision at 31 March 2015 was US$132 million (2014: US$144 million) and reflects trade receivables from customers which are considered to be experiencing difficult economic situations. It was assessed that a portion of these receivables is expected to be recovered. The group holds collateral as security against specifically impaired trade receivables with a fair value of US$1 million (2014: US$1 million).

At 31 March 2015 other receivables of US$29 million (2014: US$15 million) were determined to be specifically impaired and provided for.

The amount of the provision at 31 March 2015 was US$12 million (2014: US$12 million) and reflects loans to customers which are considered to be experiencing difficult economic situations. It was assessed that a portion of these receivables is expected to be recovered. No collateral was held as security against specifically impaired other receivables in either of the years ended 31 March 2015 and 2014.

The carrying amounts of trade and other receivables are denominated in the following currencies.

					2015 US$m	2014 US$m
Australian dollar					161	176
British pound					112	73
Colombian peso					117	135
Czech koruna					76	78
Euro					169	225
Indian rupee					130	141
Polish zloty					143	185
SA rand					297	295
US dollar					183	204
Other currencies					449	448
					1,837	1,960

Movements on the provisions for impairment of trade receivables and other receivables are as follows.
			Trade receivables		Other receivables

			2015 US$m	2014 US$m	2015 US$m	2014 US$m
At 1 April			(144)	(140)	(12)	(12)
Provision for receivables impairment			(34)	(24)	-	(6)
Receivables written off during the year as uncollectible			21	18	(2)	5
Exchange adjustments			25	2	2	1
At 31 March			(132)	(144)	(12)	(12)

The creation of provisions for impaired receivables is included in net operating expenses in the income statement (see note 3).

SABMiller plc Notes to the consolidated financial statements (continued)

17.  Cash and cash equivalents

	2015	2014
	US$m	US$m
Short-term deposits	528	1,589
Cash at bank and in hand	437	492
	965	2,081

Cash and short-term deposits of US$117 million (2014: US$117 million) are held in African countries (including South Africa) and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends. As normal dividends are generally able to be paid, these restrictions are not expected to have a material impact on the group’s ability to meet its ongoing obligations.

18.  Trade and other payables

	2015	2014
	US$m	US$m
Trade payables	1,404	1,333
Accruals	651	731
Deferred income	8	9
Containers in the hands of customers	443	453
Amounts owed to associates - trade	38	39
Amounts owed to joint ventures - trade	18	16
Deferred consideration for acquisitions	4	9
Excise duty payable	344	358
VAT and other taxes payable	221	216
Other payables	615	708
Total trade and other payables	3,746	3,872

Analysed as:
Current
Trade payables	1,404	1,333
Accruals	651	731
Deferred income	4	6
Containers in the hands of customers	443	453
Amounts owed to associates - trade	38	39
Amounts owed to joint ventures - trade	18	16
Deferred consideration for acquisitions	4	5
Excise duty payable	344	358
VAT and other taxes payable	221	216
Other payables	601	690
	3,728	3,847

Non-current
Deferred income	4	3
Deferred consideration for acquisitions	-	4
Other payables	14	18
	18	25

SABMiller plc Notes to the consolidated financial statements (continued)

19.  Deferred taxation

The movement on the net deferred tax liability is shown below.

	2015	2014
	US$m	US$m
At 1 April	3,131	3,436
Exchange adjustments	(345)	(219)
Acquisitions - through business combinations	1	-
Rate change	5	-
Transfers from current tax	3	13
Reclassification[1]	(293)	-
Credited to the income statement	(323)	(111)
Deferred tax on items charged/(credited) to other comprehensive loss:
- Financial instruments	3	(1)
- Remeasurements of defined benefit plans	(70)	13
At 31 March	2,112	3,131

The movements in deferred tax assets and liabilities (after offsetting of balances as permitted by IAS 12) during the year are shown below.

	Fixed asset allowances	Tax losses and credits	Intangibles	Financial instruments	Investment in MillerCoors joint venture	Other timing differences	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Deferred tax liabilities
At 1 April 2013	685	(242)	2,695	(47)	702	(286)	3,507
Exchange adjustments	(41)	28	(231)	(1)	-	26	(219)
Transfers from current tax	-	-	-	-	-	16	16
Transfers (from)/to deferred tax assets	(4)	-	2	-	-	(1)	(3)
Charged/(credited) to the income statement	84	(199)	(86)	-	(62)	196	(67)
Deferred tax on items (credited)/charged to other comprehensive loss:
- Financial instruments	-	-	-	-	(1)	-	(1)
- Remeasurements of defined benefit plans	-	-	-	-	5	8	13
At 31 March 2014	724	(413)	2,380	(48)	644	(41)	3,246
Exchange adjustments	(113)	123	(419)	(2)	-	33	(378)
Acquisitions - through business combinations	1	-	-	-	-	-	1
Rate change	(3)	-	11	-	-	(3)	5
Transfers (from)/to deferred tax assets	(38)	2	-	2	3	18	(13)
Reclassification[1]	-	(293)	-	-	-	-	(293)
Charged/(credited) to the income statement	29	(81)	(100)	7	(5)	(74)	(224)
Deferred tax on items charged/(credited) to other comprehensive loss:
- Financial instruments	-	-	-	1	-	-	1
- Remeasurements of defined benefit plans	-	-	-	-	(68)	(2)	(70)
At 31 March 2015	600	(662)	1,872	(40)	574	(69)	2,275

1 Following clarification from the IFRS Interpretations Committee during 2014 regarding the recognition of deferred taxes, US$293 million has been reclassified from goodwill to net deferred tax liabilities, with no impact on results or net assets.

SABMiller plc Notes to the consolidated financial statements (continued)

19.  Deferred taxation (continued)

	Fixed asset allowances	Provisions and accruals	Other timing differences	Total
	US$m	US$m	US$m	US$m
Deferred tax assets
At 1 April 2013	(15)	34	52	71
Exchange adjustments	1	(1)	-	-
Transfers from current tax	-	-	3	3
Transfers (to)/from deferred tax liabilities	(4)	2	(1)	(3)
Credited to the income statement	2	-	42	44
At 31 March 2014	(16)	35	96	115
Exchange adjustments	(3)	(5)	(25)	(33)
Transfers from current tax	-	-	(3)	(3)
Transfers (to)/from deferred tax liabilities	(38)	19	6	(13)
Credited to the income statement	89	8	2	99
Deferred tax on items charged to other comprehensive income:
- Financial instruments	-	-	(2)	(2)
At 31 March 2015	32	57	74	163

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The deferred tax asset arises due to timing differences in Latin America, Africa and Europe. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

Deferred tax liabilities of US$2,013 million (2014: US$3,174 million) are expected to fall due after more than one year and deferred tax assets of US$115 million (2014: US$112 million) are expected to be recovered after more than one year.

	2015	2014
	US$m	US$m
Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:
Tax losses	281	355
Tax credits	1,355	1,532
Depreciation in excess of capital allowances	7	19
Share-based payments	47	28
Other deductible temporary differences	-	120
	1,690	2,054

Deferred tax assets in respect of tax losses are not recognised unless there is convincing evidence that existing taxable temporary differences will reverse in the future and there will be sufficient taxable profits in future years to recover the assets. A significant part of the tax losses arise in the UK and the value has been calculated at the substantively enacted rate of 20%. The tax losses do not expire.

Deferred tax assets in respect of tax credits arising which are carried forward for offset against future profits are not recognised unless it is probable that future profits will arise. US$1,345 million (2014: US$1,180 million) of such tax credits expire within 10 years.

Deferred tax is recognised on the unremitted earnings of overseas subsidiaries where there is an intention to distribute those reserves. A deferred tax liability of US$11 million (2014: US$14 million) has been recognised. A deferred tax liability of US$56 million (2014: US$97 million) has been recognised in respect of unremitted profits of associates where a dividend policy is not in place. Unremitted earnings of subsidiaries, associates and joint ventures operating in lower tax jurisdictions do not result in a deferred tax liability where the reporting entity is able to control the timing of the reversal of temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Similarly no tax is provided where there are plans to remit overseas earnings of subsidiaries but it is not expected that such distributions will give rise to a tax liability.

As a result of UK legislation which largely exempts overseas dividends from tax, the temporary differences arising on unremitted profits are unlikely to lead to additional corporate taxes. However, remittance to the UK of those earnings may still result in a tax liability, principally as a result of withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate.

SABMiller plc Notes to the consolidated financial statements (continued)

20.  Borrowings

Current	2015 US$m	2014 US$m
Secured
Overdrafts	29	32
Obligations under finance leases	10	8
Other secured loans	-	2
	39	42
Unsecured
Overdrafts	186	181
Unsecured bonds	712	3,402
Other unsecured loans	1,024	894
	1,922	4,477
Total current borrowings	1,961	4,519

Non-current	2015 US$m	2014 US$m
Secured
Obligations under finance leases	43	43
Other secured loans	1	2
	44	45
Unsecured
Unsecured bonds	10,203	12,036
Unsecured loans	336	447
	10,539	12,483
Total non-current borrowings	10,583	12,528

Total current and non-current borrowings	12,544	17,047

Analysed as:
Overdrafts	215	213
Bank loans	1,361	1,345
Bonds	10,915	15,438
Obligations under finance leases	53	51
	12,544	17,047

Maturity of non-current financial liabilities

The maturity profile of the carrying amount of the group’s non-current financial liabilities at 31 March was as follows.

	Bank loans US$m	Bonds US$m	Finance leases US$m	Net derivative financial assets[1] US$m	2015 Total US$m	Bank loans US$m	Bonds US$m	Finance leases US$m	Net derivative financial assets[1] US$m	2014 Total US$m
Amounts falling due:
Between one and two years	96	2,327	10	(264)	2,169	220	738	7	(123)	842
Between two and three years	239	90	7	(23)	313	107	3,268	8	(258)	3,125
Between three and four years	1	1,867	6	(122)	1,752	75	96	8	(1)	178
Between four and five years	-	1,068	7	(19)	1,056	45	1,871	4	(33)	1,887
In five years or more	1	4,851	13	(333)	4,532	2	6,063	16	(181)	5,900
	337	10,203	43	(761)	9,822	449	12,036	43	(596)	11,932

1 Net financing-related derivative financial instruments only (note 22).

SABMiller plc Notes to the consolidated financial statements (continued)

20.  Borrowings (continued)

2015

There were no new bonds issued during the year ended 31 March 2015.

In December 2014 US$850 million, 6.5% Notes due 2016 were redeemed early.

2014

On 13 August 2013 SABMiller Holdings Inc issued US$750 million, 2.2% Notes due August 2018 and US$350 million, Floating Rate Notes due August 2018, guaranteed by SABMiller plc.

The US$750 million Notes and the US$350 million Notes are redeemable in whole but not in part at the option of the issuer upon the occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption. The US$750 million Notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount.

Maturity of obligations under finance leases

Obligations under finance leases are as follows.

	2015 US$m	2014 US$m
The minimum lease payments under finance leases fall due as follows.
Within one year	11	11
Between one and five years	36	36
In five years or more	15	17
	62	64
Future finance charges	(9)	(13)
Present value of finance lease liabilities	53	51

21. Financial risk factors

Financial risk management

Overview

In the normal course of business, the group is exposed to the following financial risks:

- Market risk

- Credit risk

- Liquidity risk

This note explains the group’s exposure to each of the above risks, aided by quantitative disclosures included throughout these consolidated financial statements, and it summarises the policies and processes that are in place to measure and manage the risks arising, including those related to the management of capital.

The directors are ultimately responsible for the establishment and oversight of the group’s risk management framework. An essential part of this framework is the role undertaken by the audit committee of the board, supported by the internal audit function, and by the Chief Financial Officer, who in this regard is supported by the treasury committee and the group treasury function. Among other responsibilities, the audit committee reviews the internal control environment and risk management systems within the group and it reports its activities to the board. The board also receives a quarterly report on treasury activities, including confirmation of compliance with treasury risk management policies.

The group treasury function is responsible for the management of cash, borrowings and the financial risks arising in relation to interest rates, foreign exchange rates and the price risk of some commodities. The responsibility for the management of the remaining commodities exposures primarily lies with the group’s centralised procurement function, SABMiller Procurement GmbH (SABMiller Procurement). Some of the risk management strategies include the use of derivatives in order to manage the currency, interest rate and commodities exposures arising from the group’s operations. It is the policy of the group that no trading in financial instruments be undertaken.

The group’s treasury policies are established to identify and analyse the financial risks faced by the group, to set appropriate risk limits and controls and to monitor exposures and adherence to limits.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

a. Market risk

(i) Foreign exchange risk

The group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the group’s US dollar reporting currency. The group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. An approximate nominal value equivalent to US$3,691 million (2014: US$4,774 million) of borrowings have been swapped into currencies that match the currency of the underlying operations of the group, including Australian dollar, Colombian peso, Czech koruna, Peruvian nuevo sol, Polish zloty and South African rand.

The group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures.

The group is also exposed to transactional currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of group entities. These exposures are managed primarily by the group treasury function which, subject to regulatory constraints or currency market limitations, hedges a proportion of the foreign currency exposures estimated to arise over a period of up to 18 months. Committed transactional exposures that are certain are hedged fully without limitation in time. The group principally uses forward exchange derivatives to hedge currency risk.

The tables below set out the group’s currency exposures from financial assets and liabilities held by group companies in currencies other than their functional currencies and resulting in exchange movements in the income statement and balance sheet. The sensitivity analysis has been prepared on a basis consistent with 2014, based on reasonably possible changes in exchange rates, and assumes all other variables are held constant.

	Australian dollars US$m	Euro US$m	Latin American currencies US$m	Other European currencies US$m	SA rand US$m	US dollars US$m	Other US$m	Total US$m
Financial assets
Trade and other receivables	1	82	-	121	150	36	42	432
Derivative financial instruments[1]	79	3,230	-	1,260	73	2,060	-	6,702
Cash and cash equivalents	-	20	1	181	3	26	9	240
Intra-group assets	31	1,131	-	422	12	277	2	1,875
	111	4,463	1	1,984	238	2,399	53	9,249
Financial liabilities
Trade and other payables	(25)	(195)	-	(190)	(46)	(348)	(3)	(807)
Derivative financial instruments[1]	(563)	(3,009)	(884)	(2,041)	(787)	(286)	-	(7,570)
Borrowings	-	(1,071)	-	(5)	(1)	(1,497)	(19)	(2,593)
Intra-group liabilities	(44)	(31)	(1)	(142)	(25)	(177)	(2)	(422)
	(632)	(4,306)	(885)	(2,378)	(859)	(2,308)	(24)	(11,392)
At 31 March 2015	(521)	157	(884)	(394)	(621)	91	29	(2,143)

Potential impact on profit for the year - gain/(loss)
20% increase in functional currency	1	3	32	(11)	(4)	43	(5)	59
20% decrease in functional currency	(1)	(4)	(38)	13	5	(52)	6	(71)

Potential impact on other comprehensive income - gain/(loss)
20% increase in functional currency	86	(29)	116	77	107	(58)	-	299
20% decrease in functional currency	(103)	35	(139)	(92)	(129)	70	-	(358)

1 These represent the notional amounts of derivative financial instruments.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

	Australian dollars US$m	Euro US$m	Latin American currencies US$m	Other European currencies US$m	SA rand US$m	US dollars US$m	Other US$m	Total US$m
Financial assets
Trade and other receivables	4	17	-	101	142	21	36	321
Derivative financial instruments[1]	333	1,313	-	1,146	285	1,245	8	4,330
Cash and cash equivalents	-	176	57	78	5	35	10	361
Intra-group assets	-	1,617	-	613	93	416	1	2,740
	337	3,123	57	1,938	525	1,717	55	7,752
Financial liabilities
Trade and other payables	(1)	(154)	-	(256)	(45)	(210)	(21)	(687)
Derivative financial instruments[1]	(1,276)	(1,600)	(584)	(3,977)	(905)	(23)	(6)	(8,371)
Borrowings	-	(2,779)	(54)	-	-	(1,487)	-	(4,320)
Intra-group liabilities	(47)	(181)	(160)	(97)	(72)	(207)	(1)	(765)
	(1,324)	(4,714)	(798)	(4,330)	(1,022)	(1,927)	(28)	(14,143)
At 31 March 2014	(987)	(1,591)	(741)	(2,392)	(497)	(210)	27	(6,391)

Potential impact on profit for the year - gain/(loss)
20% increase in functional currency	5	25	(9)	43	(19)	73	(5)	113
20% decrease in functional currency	(5)	(30)	11	(52)	23	(88)	5	(136)

Potential impact on other comprehensive income - gain/(loss)
20% increase in functional currency	160	240	133	355	101	(38)	-	951
20% decrease in functional currency	(192)	(289)	(159)	(427)	(122)	46	-	(1,143)

1 These represent the notional amounts of derivative financial instruments.

The group holds foreign currency cash flow hedges totalling US$1,892 million at 31 March 2015 (2014: US$1,559 million). The foreign exchange gains or losses on these contracts are recorded in the cash flow hedging reserve until the hedged transactions occur, at which time the respective gains and losses are transferred to inventory, property, plant and equipment, goodwill or to the income statement as appropriate.

The group holds net investment hedges totalling US$3,111 million at 31 March 2015 (2014: US$5,617 million). The foreign exchange gains or losses on these contracts are recorded in the net investment hedging reserve and partially offset the foreign currency translation risk on the group’s foreign currency net assets.

(ii) Interest rate risk

The policy for managing interest rate risk was refined in the year and is now monitored based on net debt exposures, rather than gross debt as in prior years. As at 31 March 2015 57% (2014: 50%, revised) of net debt was in fixed rates taking into account interest rate derivatives.

The group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in group borrowings is managed through interest rate derivatives.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

The cash flow interest rate risk sensitivities on variable debt and interest rate swaps are shown in the table below. This analysis assumes all other variables, in particular foreign currency rates, remain constant. The analysis was performed on the same basis for 2014, based on reasonably possible changes in interest rates.

	2015 US$m	2014 US$m
Net debt	10,465	14,303
Less: fixed rate debt	(9,550)	(11,824)
Variable rate debt	915	2,479
Adjust for:
Financial derivatives	3,545	4,712
Net variable rate debt exposure	4,460	7,191

+/- 100 bps change
Potential impact on profit for the year	45	72

+/- 100 bps change
Potential impact on other comprehensive income	-	-

Fair value sensitivity analysis for fixed income instruments

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed rates of interest that are accounted for at amortised cost are not subject to interest rate risk as defined in IFRS 7.

The group holds derivative contracts with a nominal value of US$4,204 million as at 31 March 2015 (2014: US$6,414 million) which are designated as fair value hedges. In the case of these instruments and the underlying fixed rate bonds, changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements materially net off in the income statement in the same period.

(iii) Price risk

Commodity price risk

The group is exposed to variability in the price of commodities used in the production or in the packaging of finished products, such as the price of malt, barley, sugar, diesel and aluminium. Commodity price risk is managed within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts.

At 31 March 2015 the notional value of commodity derivatives amounted to US$142 million (2014: US$143 million). No sensitivity analysis has been provided on these outstanding contracts as the impact is considered to be immaterial.

Equity securities price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the balance sheet as available for sale investments. No sensitivity analysis has been provided on these outstanding contracts as the impact is considered to be immaterial.

b. Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments

The group limits its exposure to financial institutions by setting credit limits on a sliding scale based on their credit ratings and generally dealing only with counterparties with a minimum credit rating of BBB- from Standard & Poor’s and Fitch, and Baa3 from Moody’s. For banks with a lower credit rating, or with no international credit rating, a maximum limit of US$5 million is applied, unless specific approval is obtained from either the Chief Financial Officer or the audit committee of the board. The utilisation of credit limits is regularly monitored. To reduce credit exposures, the group has ISDA Master Agreements with most of its counterparties for financial derivatives, which permit net settlement of assets and liabilities in certain circumstances.

Trade and other receivables

There is no significant concentration of credit risk with respect to trade receivables as the group has a large number of customers which are internationally dispersed. The type of customers range from wholesalers and distributors to smaller retailers. The group has implemented policies that require appropriate credit checks on potential customers before sales commence. Credit risk is managed by limiting the aggregate amount of exposure to any one counterparty.

The group considers its maximum credit risk to be US$3,760 million (2014: US$4,480 million) which is the total of the group’s financial assets.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

c. Liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due.

The group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the group ensures that it is not overly reliant on any particular liquidity source and that maturities of borrowings sourced in this way are not overly concentrated.

Subsidiaries have access to local bank credit facilities, but are principally funded by the group.

Liquidity risk faced by the group is mitigated by having diverse sources of finance available to it and by maintaining substantial unutilised banking facilities and reserve borrowing capacity, as indicated by the level of undrawn facilities.

Undrawn borrowing facilities

The group had the following undrawn committed borrowing facilities available at 31 March in respect of which all conditions precedent had been met at that date.

	2015 US$m	2014 US$m

Amounts expiring:
Within one year	65	214
Between one and two years	76	41
Between two and five years	3,503	3,019
	3,644	3,274

At 31 March 2015 the group had the following core lines of credit that were available for general corporate purposes.

SABMiller plc:

• US$2,500 million committed syndicated revolving credit facility, which was due to expire in May 2019.

SABMiller Holdings Inc:

• US$1,000 million committed syndicated revolving credit facility, which is due to expire in May 2019.

In April 2015 the group extended its existing US$2,500 million and US$1,000 million committed syndicated facilities, both shown as undrawn in the table above, by one year to May 2020.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual settlement date. The amounts disclosed in the table are the contractual undiscounted cash flows. The amounts disclosed for financial guarantee contracts represent the maximum possible cash outflows for guarantees provided in respect of associates’ and third party bank facilities, which would only be payable upon the occurrence of certain default events. Should such events occur, certain remedies are available that could mitigate the impact.

At 31 March 2015	Less than 1 year US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	Over 5 years US$m

Borrowings	(2,355)	(2,853)	(3,940)	(6,978)
Net settled derivative financial instruments	(32)	(6)	(2)	-
Gross settled derivative financial instruments - inflows	1,570	79	-	-
Gross settled derivative financial instruments - outflows	(1,653)	(80)	-	-
Trade and other payables	(3,158)	(14)	-	-
Financial guarantee contracts	(122)	-	-	-

At 31 March 2014
Borrowings	(4,898)	(1,149)	(5,558)	(6,568)
Net settled derivative financial instruments	(28)	-	(14)	(29)
Gross settled derivative financial instruments - inflows	2,926	64	-	-
Gross settled derivative financial instruments - outflows	(2,990)	(69)	-	-
Trade and other payables	(3,265)	(23)	-	-
Financial guarantee contracts	(208)	-	-	-

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Capital management

The capital structure of the group consists of net debt (see note 27c) and shareholders’ equity.

The group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Besides the minimum capitalisation rules that may apply to subsidiaries in different countries, the group’s only externally imposed capital requirement relates to the group’s core lines of credit which include a net debt to EBITDA financial covenant which was complied with throughout the year.

The group monitors its financial capacity and credit ratings by reference to a number of key financial ratios and cash flow metrics including net debt to adjusted EBITDA and interest cover (the ratio of adjusted EBITDA to adjusted net finance costs). These provide a framework within which the group’s capital base is managed including dividend policy.

If the group fails to meet the financial targets required by the ratings agencies, a credit rating downgrade could impact the average interest rate of borrowings and the future availability of credit to the group.

The group is currently rated Baa1/positive outlook by Moody’s Investors Service and A-/stable outlook by Standard & Poor’s Ratings Services.

Fair value estimation

The following tables present the group’s financial assets and liabilities that are measured at fair value on a recurring basis and the fair values of other assets and liabilities that are not measured at fair value, but where the fair value is required to be disclosed in the financial statements.

Recurring fair value measurements	Level 1 US$m	Level 2 US$m	Level 3 US$m	Total US$m
At 31 March 2015
Assets
Derivative financial instruments	-	1,233	-	1,233
Available for sale investments	-	9	12	21
Total assets	-	1,242	12	1,254

Liabilities
Derivative financial instruments	-	(111)	-	(111)
Total liabilities	-	(111)	-	(111)

At 31 March 2014
Assets
Derivative financial instruments	-	769	-	769
Available for sale investments	-	10	12	22
Total assets	-	779	12	791

Liabilities
Derivative financial instruments	-	(115)	-	(115)
Total liabilities	-	(115)	-	(115)

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Assets and liabilities for which fair values are disclosed	Carrying amount US$m	Level 1 US$m	Level 2 US$m	Level 3 US$m	Total US$m
At 31 March 2015
Assets
Investments in listed associates
- Anadolu Efes	1,080	1,187	-	-	1,187
- Distell Group	211	741	-	-	741
- Delta Corporation	179	324	-	-	324
Total assets	1,470	2,252	-	-	2,252

Liabilities
Current Borrowings	(1,961)	(717)	(1,253)	-	(1,970)
Non-current Borrowings	(10,583)	(10,688)	(390)	-	(11,078)
Total liabilities	(12,544)	(11,405)	(1,643)	-	(13,048)

At 31 March 2014
Assets
Investments in listed associates
- Anadolu Efes	1,566	1,580	-	-	1,580
- Distell Group	224	716	-	-	716
- Delta Corporation	141	354	-	-	354
- Tsogo Sun Holdings	375	1,046	-	-	1,046
Total assets	2,306	3,696	-	-	3,696

Liabilities
Current Borrowings	(4,519)	(2,879)	(1,724)	(33)	(4,636)
Non-current Borrowings	(12,528)	(12,465)	(732)	(34)	(13,231)
Total liabilities	(17,047)	(15,344)	(2,456)	(67)	(17,867)

There have been no material transfers between levels during the year ended 31 March 2015 (2014: none).

The levels of the fair value hierarchy and its application to the group’s assets and liabilities are described below.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

The fair values of financial instruments that are not traded in an active market (for example, over the counter derivatives or infrequently traded listed investments) are determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The fair values of derivatives included in level 2 incorporate various inputs including the credit quality of counterparties, spot and forward foreign exchange rates, and interest rate curves.

The fair values of borrowings included in level 2 are based on the net present value of the anticipated future cash flows associated with these instruments, using rates currently available for debt on similar terms, credit risk and remaining maturities.

Valuation techniques for other level 2 instruments could include standard valuation models based on market parameters for interest rates, yield curves or foreign exchange rates quotes for similar instruments from financial counterparties or the use of comparable arm’s length transactions, and discounted cash flows.

Level 3: Inputs for the asset or liability that are not based on observable market data.

Specific valuation techniques, such as discounted cash flow analysis, are used to determine fair value of the remaining financial instruments.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Valuation process

The group’s treasury function is responsible for performing fair value measurements for financial instruments. The fair value measurement calculations are subject to review procedures and are performed in accordance with policies defined by the treasury committee.

Other fair value measurements are performed by the group’s finance department. Significant level 3 valuations are reviewed and approved by the finance, control and assurance committee in the relevant region on a by exception basis. Valuations falling into this category are usually immaterial.

22. Derivative financial instruments

Current derivative financial instruments	2015			2014
	Notional value US$m	Assets US$m	Liabilities US$m	Notional value US$m	Assets US$m	Liabilities US$m
Fair value hedges
Interest rate swaps	700	11	-	1,588	32	-
Cash flow hedges
Forward foreign currency contracts	1,757	51	(30)	1,450	21	(8)
Cross currency swaps	492	208	-	-	-	-
Commodity contracts	97	3	(7)	105	-	(12)
Net investment hedges
Forward foreign currency contracts	2,080	109	(11)	2,396	27	(35)
Cross currency swaps	241	30	(2)	335	43	-
Held for trading
Interest rate swaps	-	-	-	96	-	(1)
Forward foreign currency contracts	1,439	51	(51)	1,985	14	(20)
Cross currency swaps	-	-	-	7	4	(2)
	6,806	463	(101)	7,962	141	(78)
Financing-related current derivative financial instruments amount to a net asset of US$353 million (2014: US$67 million).
Non-current derivative financial instruments	2015			2014
	Notional value US$m	Assets US$m	Liabilities US$m	Notional value US$m	Assets US$m	Liabilities US$m
Fair value hedges
Interest rate swaps	3,504	289	(1)	3,826	217	(28)
Cross currency swaps	-	-	-	1,000	35	-
Cash flow hedges
Forward foreign currency contracts	135	1	(1)	109	-	(1)
Commodity contracts	45	2	(3)	38	-	(4)
Cross currency swaps	420	206	-	1,111	204	-
Net investment hedges
Forward foreign currency contracts	-	-	-	18	-	(1)
Cross currency swaps	264	123	-	631	102	(2)
Held for trading
Interest rate swaps	1,600	64	(5)	600	37	(1)
Cross currency swaps	170	85	-	246	33	-
	6,138	770	(10)	7,579	628	(37)

Financing-related non-current derivative financial instruments amount to a net asset of US$761 million (2014: US$596 million).

Derivatives designated as hedging instruments

(i) Fair value hedges

The group has entered into interest rate swaps to pay floating and receive fixed interest which have been designated as fair value hedges to hedge exposure to changes in the fair value of its US dollar and euro fixed rate borrowings. Borrowings are designated as the hedged item as part of the fair value hedge. The borrowings and the interest rate swaps have the same critical terms.

As at 31 March 2015 the carrying value of the hedged borrowings was US$4,363 million (2014: US$7,214 million).

SABMiller plc Notes to the consolidated financial statements (continued)

22. Derivative financial instruments (continued)

(ii) Cash flow hedges

The group has entered into forward exchange contracts designated as cash flow hedges to manage short-term foreign currency exposures to expected net operating costs including future trade imports and exports.

The group has entered into commodity contracts designated as cash flow hedges to manage the future price of commodities. As at 31 March 2015 the notional amount of forward contracts for the purchase price of aluminium was US$115 million (2014: US$122 million), of corn was US$21 million (2014: US$20 million), of sugar was US$4 million (2014: US$1 million) and of other commodities was US$2 million (2014: US$nil).

The group has entered into cross currency swaps designated as cash flow hedges to manage foreign currency exposures on interest payments.

The following table indicates the period in which the cash flows associated with derivatives that are cash flow hedges are expected to occur and impact the income statement.

	Carrying amount US$m	Expected cash flows US$m	Less than 1 year US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	Over 5 years US$m
At 31 March 2015
Forward foreign currency contracts	21	7	8	(1)	-	-
Commodity contracts	(5)	(9)	(6)	(2)	(1)	-
Cross currency swaps	414	407	202	89	4	112
	430	405	204	86	3	112

At 31 March 2014
Forward foreign currency contracts	12	9	11	(2)	-	-
Commodity contracts	(16)	(20)	(13)	(6)	(1)	-
Cross currency swaps	204	118	(16)	98	34	2
	200	107	(18)	90	33	2

(iii) Hedges of net investments in foreign operations

The group has entered into several forward foreign currency contracts and cross currency swaps which it has designated as hedges of net investments in its foreign subsidiaries in South Africa, Australia, the Czech Republic, Poland, Colombia and Peru to hedge the group’s exposure to foreign exchange risk on these investments.

Analysis of notional amounts on derivative financial instruments designated as net investment hedges is as follows. Notional amounts have been translated to US dollars at the closing rate at 31 March.

					2015 US$m	2014 US$m
Forward foreign currency contracts:
Australian dollar					515	695
Colombian peso					439	180
Czech koruna					192	336
Peruvian nuevo sol					257	403
Polish zloty					164	114
South African rand					513	686
Cross currency swaps:
Australian dollar					-	258
Czech koruna					297	382
Polish zloty					92	193
South African rand					116	133
					2,585	3,380

Held for trading derivative financial instruments

(i) Interest rate swaps

The group has entered into interest rate swaps to manage exposures to fluctuations in interest rates arising from the group’s borrowings. The derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

SABMiller plc Notes to the consolidated financial statements (continued)

22. Derivative financial instruments (continued)

(ii) Forward foreign currency contracts

The group has entered into forward foreign currency contracts to manage short-term foreign currency exposures to expected future trade imports and exports and to manage foreign currency exposures on intercompany loan balances. The derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

(iii) Cross currency swaps

The group has entered into cross currency swaps to manage foreign currency exposures on intercompany loan balances. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

Fair value gain/(loss) on financial instruments recognised in the income statement

	2015 US$m	2014 US$m
Derivative financial instruments:
Interest rate swaps	(39)	(9)
Interest rate swaps designated as fair value hedges	428	(43)
Forward foreign currency contracts	48	(3)
Fair value gain/(loss) on forward foreign currency contracts transferred from other comprehensive loss	8	(2)
Cross currency swaps	52	(27)
Cross currency swaps designated as fair value hedges	(5)	(1)
Ineffectiveness arising from cross currency swaps designated as net investment hedges	(7)	-
Embedded derivatives	-	1
Other fair value gains	17	15
	502	(69)

Other financial instruments:
Early redemption costs (see note 4)	(48)	-
Non-current borrowings designated as the hedged item in a fair value hedge	(428)	43
Total fair value gain/(loss) on financial instruments recognised in the income statement	26	(26)

Fair value gains and losses on borrowings and financing-related derivative financial instruments were recognised as part of net finance costs. Fair value gains and losses on all other derivative financial instruments were recognised in operating profit.

23. Other financial instrument disclosures

Reconciliation of total financial instruments

The table below reconciles the group’s accounting categorisation of financial assets and liabilities (based on initial recognition) to the classes of assets and liabilities as shown on the face of the balance sheet.

	Fair value through income statement US$m	Loans and receivables US$m	Available for sale US$m	Financial liabilities held at amortised cost US$m	Not categorised as a financial instrument US$m	Total US$m	Non- current US$m	Current US$m
At 31 March 2015
Assets
Available for sale investments	-	-	21	-	-	21	21	-
Derivative financial instruments	1,233	-	-	-	-	1,233	770	463
Trade and other receivables	-	1,541	-	-	296	1,837	126	1,711
Cash and cash equivalents	-	965	-	-	-	965	-	965

Liabilities
Derivative financial instruments	(111)	-	-	-	-	(111)	(10)	(101)
Borrowings	-	-	-	(12,544)	-	(12,544)	(10,583)	(1,961)
Trade and other payables	-	-	-	(3,173)	(573)	(3,746)	(18)	(3,728)

SABMiller plc Notes to the consolidated financial statements (continued)

23. Other financial instrument disclosures (continued)

	Fair value through income statement	Loans and receivables	Available for sale	Financial liabilities held at amortised cost	Not categorised as a financial instrument	Total	Non- current	Current
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 March 2014
Assets
Available for sale investments	-	-	22	-	-	22	22	-
Derivative financial instruments	769	-	-	-	-	769	628	141
Trade and other receivables	-	1,608	-	-	352	1,960	139	1,821
Cash and cash equivalents	-	2,081	-	-	-	2,081	-	2,081

Liabilities
Derivative financial instruments	(115)	-	-	-	-	(115)	(37)	(78)
Borrowings	-	-	-	(17,047)	-	(17,047)	(12,528)	(4,519)
Trade and other payables	-	-	-	(3,289)	(583)	(3,872)	(25)	(3,847)

Offsetting financial assets and financial liabilities

The following table provides details of financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, or similar agreements.

	Gross amounts of financial assets	Gross amounts of financial liabilities	Net amounts recognised in the balance sheet	Related amounts of financial instruments not set off in the balance sheet	Net amount
	US$m	US$m	US$m	US$m	US$m
At 31 March 2015
Assets
Derivative financial instruments	1,233	-	1,233	(111)	1,122
Cash and cash equivalents	982	(17)	965	-	965

Liabilities
Borrowings	17	(12,561)	(12,544)	-	(12,544)
Derivative financial instruments	-	(111)	(111)	111	-

At 31 March 2014
Assets
Derivative financial instruments	769	-	769	(106)	663
Trade and other receivables	1,640	(32)	1,608	-	1,608
Cash and cash equivalents	2,090	(9)	2,081	-	2,081

Liabilities
Borrowings	41	(17,088)	(17,047)	-	(17,047)
Derivative financial instruments	-	(115)	(115)	106	(9)

For the financial assets and liabilities subject to enforceable master netting arrangements or similar arrangements above, each party to the agreement will have the option to settle the amounts on a net basis in the event of default of the other party. A default event includes failure by a party to make a payment when due; failure by a party to perform any other obligation required by the agreement if such failure is not remedied within the periods defined in each contract; or bankruptcy.

The group holds other receivables and borrowings balances with the same financial counterparties. Where these arrangements meet the set-off rules under IFRS, the balances have been reported net on the balance sheet.

SABMiller plc Notes to the consolidated financial statements (continued)

24.  Provisions

	Demerged	Post-
	entities and	retirement	Taxation- related		Payroll-	Onerous
	litigation	benefits		Restructuring	related	contracts	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 April 2013	125	301	248	114	78	160	70	1,096
Exchange adjustments	(5)	(20)	(8)	(10)	(6)	(17)	(2)	(68)
Charged/(credited) to the income statement
- Additional provision in year	24	18	12	37	9	-	7	107
- Amounts reversed	(11)	-	(32)	(28)	-	(2)	(5)	(78)
Utilised in the year	(20)	(31)	(5)	(31)	(26)	(32)	(7)	(152)
Remeasurements of defined benefit plans recorded in other comprehensive loss	-	(22)	-	-	-	-	-	(22)
Transfer between categories	-	-	1	-	-	-	(1)	-
At 31 March 2014	113	246	216	82	55	109	62	883
Exchange adjustments	(17)	(51)	(14)	(14)	(9)	(15)	(5)	(125)
Charged/(credited) to the income statement
- Additional provision in year	6	27	14	29	8	7	10	101
- Amounts reversed	(5)	-	(29)	(7)	-	(8)	(16)	(65)
Utilised in the year	(6)	(24)	(4)	(17)	(9)	(33)	(12)	(105)
Remeasurements of defined benefit plans recorded in other comprehensive loss	-	7	-	-	-	-	-	7
At 31 March 2015	91	205	183	73	45	60	39	696
							2015	2014
Analysed as:							US$m	US$m
Current							358	450
Non-current							338	433
							696	883
Demerged entities and litigation

During the year ended 31 March 1998 the group recognised a provision of US$73 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2015 US$1 million (2014: US$1 million) of this provision was utilised in regard to costs associated with SAB Ltd’s previously disposed of remaining retail interests. The residual balance of US$6 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd.

There are US$85 million (2014: US$106 million) of provisions in respect of outstanding litigation within various operations, based on management’s expectation that the outcomes of these disputes are expected to be resolved within the forthcoming three years.

While a provision for claims has been recorded, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the directors at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the disputes.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits for eligible employees and their dependants in Europe, medical and other benefits in Latin America, and pension provisions for employees primarily in Latin America, Asia Pacific and Europe. The principal assumptions on which these provisions are based are disclosed in note 30.

Taxation-related

The group has recognised various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

Restructuring

This includes the remaining provision for restructuring costs in Australia, Latin America and Europe which are expected to be utilised over the course of the next five years.

SABMiller plc Notes to the consolidated financial statements (continued)

24. Provisions (continued)

Payroll-related

This principally relates to employee entitlement provisions of US$23 million (2014: US$30 million) in Asia Pacific and employee long service awards of US$15 million (2014: US$16 million) in South Africa.

Onerous contracts

This includes provisions for unfavourable supply contracts for malt, glass, aluminium cans and concentrated fruit juice for non-alcoholic beverages, as well as provisions for surplus property leases in Australia which management expects to be utilised within five years.

Other provisions

Included within other provisions are environmental provisions and other provisions. These are primarily expected to be utilised within four years.

25.  Share capital

	2015	2014	2013
	US$m	US$m	US$m
Group and company
Called up, allotted and fully paid share capital
1,675,670,012 ordinary shares of 10 US cents each (2014: 1,672,647,930, 2013: 1,669,731,799)	168	167	167
50,000 deferred shares of £1.00 each (2014, 2013: 50,000)	-	-	-
	168	167	167
	Ordinary shares of 10 US cents each	Deferred shares of £1 each	Nominal value US$m
At 1 April 2012	1,664,323,483	50,000	166
Issue of shares - share incentive plans	5,408,316	-	1
At 31 March 2013	1,669,731,799	50,000	167
Issue of shares - share incentive plans	2,916,131	-	-
At 31 March 2014	1,672,647,930	50,000	167
Issue of shares - share incentive plans	3,022,082	-	1
At 31 March 2015	1,675,670,012	50,000	168

Changes to authorised share capital

With effect from 1 October 2009 the company adopted new articles of association which removed any previous limit on the authorised share capital. Directors are still limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006, save in respect of employee share plans.

Changes to issued share capital

During the year the company issued 3,022,082 (2014: 2,916,131, 2013: 5,408,316) new ordinary shares of 10 US cents to satisfy the exercise of options granted under the various share incentive plans, for consideration of US$62 million (2014: US$54 million, 2013: US$102 million).

Rights and restrictions relating to share capital

Convertible participating shares

Convertible participating shares were originally issued to Altria as part of the Miller Brewing Company transaction in 2002 but were subsequently converted into ordinary shares. There are no convertible participating shares currently in issue. Altria is however entitled to require the company to convert its ordinary shares back into convertible participating shares so as to ensure that Altria’s voting shareholding does not exceed 24.99% of the total voting shareholding.

If Altria’s ordinary shares were converted into convertible participating shares, the convertible participating shares would rank pari passu with the ordinary shares of the company in relation to a distribution of the profits of the company and a return of capital. On a poll vote at general meetings of the company, Altria would be entitled to vote in respect of its convertible participating shares on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

(i)	proposed by any person other than Altria, to wind up the company;
(ii)	proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with the company’s creditors;
(iii)	proposed by the board, to sell all or substantially all of the undertaking of the company; or
(iv)	proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares,

in which case Altria would be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share.

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Conversion into ordinary shares

If Altria’s ordinary shares are converted into convertible participating shares, the provisions governing possible conversion back into ordinary shares would apply. These state that upon a transfer of convertible participating shares by Altria to any person other than to an affiliate of Altria, such convertible participating shares shall convert into ordinary shares. In addition, Altria is entitled to require the company to convert its convertible participating shares into ordinary shares in the event of a takeover offer for the company, or a third party acquiring more than a 24.99% voting shareholding, provided certain conditions are met.

The company must use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares are admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities, admitted to listing and trading on the JSE Ltd, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading need be sought for the convertible participating shares while they remain convertible participating shares.

Deferred shares

The deferred shares do not carry any voting rights and do not entitle their holders to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

Share-based payments

The group operates various share incentive plans. The share incentives outstanding are summarised as follows.

	2015	2014	2013
Scheme	Number	Number	Number
GBP share options	10,620,013	16,035,174	17,809,920
ZAR share options	7,301,172	10,108,718	12,939,245
GBP stock appreciation rights (SARs)	7,083,490	5,170,646	1,955,529
ZAR stock appreciation rights (SARs)	1,846,842	1,178,200	-
GBP performance share awards	6,289,875	6,802,427	7,505,723
GBP value share awards	11,269,028	11,297,444	11,721,564
Total share incentives outstanding[1]	44,410,420	50,592,609	51,931,981

1Total share incentives outstanding exclude shares relating to the BBBEE scheme.

The exercise prices of incentives outstanding at 31 March 2015 ranged from £0 to £35.64 and ZAR96.95 to ZAR611.99 (2014: £0 to £33.30 and ZAR96.25 to ZAR527.49, 2013: £0 to £28.28 and ZAR53.30 to ZAR401.06). The movement in share awards outstanding is summarised in the following tables.

GBP share options

GBP share options include share options granted under the Executive Share Option Plan 2008, the Approved Executive Share Option Plan 2008, the Executive Share Option (No.2) Scheme, the Approved Executive Share Option Scheme and the International Employee Share Scheme. No further grants can be made under the now closed Executive Share Option (No.2) Scheme, the Approved Executive Share Option Scheme, or the International Employee Share Scheme, although outstanding grants may still be exercised until they reach their expiry date.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of options	GBP	GBP
Outstanding at 1 April 2012	16,622,334	15.91	-
Granted	4,637,730	24.01	5.85
Lapsed	(583,250)	20.28	-
Exercised	(2,866,894)	12.52	-
Outstanding at 31 March 2013	17,809,920	18.42	-
Granted	496,498	33.10	6.65
Lapsed	(308,467)	23.00	-
Exercised	(1,962,777)	13.76	-
Outstanding at 31 March 2014	16,035,174	19.36	-
Granted	240,700	33.13	5.62
Lapsed	(416,624)	23.47	-
Exercised	(5,239,237)	17.03	-
Outstanding at 31 March 2015	10,620,013	20.66	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

ZAR share options

Share options designated in ZAR include share options granted under the South African Executive Share Option Plan 2008 and the Mirror Executive Share Purchase Scheme (South Africa). No further grants can be made under the Mirror Executive Share Purchase Scheme (South Africa), although outstanding grants may still be exercised until they reach their expiry date.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of options	ZAR	ZAR
Outstanding at 1 April 2012	13,024,503	200.73	-
Granted	2,912,565	381.88	134.46
Lapsed	(456,401)	263.02	-
Exercised	(2,541,422)	154.55	-
Outstanding at 31 March 2013	12,939,245	248.38	-
Granted	644,300	511.07	133.13
Lapsed	(615,083)	332.30	-
Exercised	(2,859,744)	186.52	-
Outstanding at 31 March 2014	10,108,718	277.52	-
Lapsed	(242,037)	381.69	-
Exercised	(2,565,509)	224.27	-
Outstanding at 31 March 2015	7,301,172	292.77	-

GBP SARs

GBP SARs include stock appreciation rights granted under the Stock Appreciation Rights Plan 2008 and the International Employee Stock Appreciation Rights Scheme. No further grants can be made under the now closed International Employee Stock Appreciation Rights Scheme, although outstanding grants may still be exercised until they reach their expiry date.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of SARs	GBP	GBP
Outstanding at 1 April 2012	2,820,144	10.25	-
Granted	60,600	23.95	5.81
Lapsed	(9,600)	15.94	-
Exercised	(915,615)	8.66	-
Outstanding at 31 March 2013	1,955,529	11.39	-
Granted	3,807,632	33.29	6.67
Lapsed	(154,963)	27.69	-
Exercised	(437,552)	8.70	-
Outstanding at 31 March 2014	5,170,646	27.25	-
Granted	2,971,414	33.13	5.65
Lapsed	(537,598)	31.96	-
Exercised	(520,972)	13.91	-
Outstanding at 31 March 2015	7,083,490	30.34	-

ZAR SARs

ZAR SARs include stock appreciation rights granted under the South African Stock Appreciation Rights Sub-Plan 2008.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of SARs	ZAR	ZAR
Outstanding at 1 April 2013	-	-	-
Granted	1,209,900	527.49	140.05
Lapsed	(31,700)	527.49	-
Outstanding at 31 March 2014	1,178,200	527.49	-
Granted	824,378	590.38	160.13
Lapsed	(133,946)	554.28	-
Exercised	(21,790)	578.78	-
Outstanding at 31 March 2015	1,846,842	553.02	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

GBP performance share awards

GBP performance share awards include awards made under the Executive Share Award Plan 2008, the Performance Share Award Scheme and the International Performance Share Award Sub-Scheme. No further awards can be made under the Performance Share Award Scheme and the International Performance Share Award Sub-Scheme, although outstanding awards remain and will vest, subject to the achievement of their respective performance conditions on their vesting date.

	Number of awards	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2012	6,880,114	-	-
Granted	3,471,222	-	22.32
Lapsed	(254,284)	-	-
Released to participants	(2,591,329)	-	-
Outstanding at 31 March 2013	7,505,723	-	-
Granted	2,102,870	-	30.86
Lapsed	(483,188)	-	-
Released to participants	(2,322,978)	-	-
Outstanding at 31 March 2014	6,802,427	-	-
Granted	2,148,339	-	30.81
Lapsed	(1,455,340)	-	-
Released to participants	(1,205,551)	-	-
Outstanding at 31 March 2015	6,289,875	-	-

GBP value share awards

The 3,295,212 (2014: 3,606,720, 2013: 4,843,780) value share awards granted during the year ended 31 March 2015 represent the theoretical maximum number of awards that could possibly vest in the future, although in practice it is extremely unlikely that this number of awards would be released.

	Number of value shares (per £10 million of additional value)	Theoretical maximum shares at cap	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2012	2,130	6,877,784	-	-
Granted	1,270	4,843,780	-	7.02
Outstanding at 31 March 2013	3,400	11,721,564	-	-
Granted	680	3,606,720	-	11.84
Lapsed	(220)	(3,109,297)	-	-
Released to participants	(1,012)	(921,543)	-	-
Outstanding at 31 March 2014	2,848	11,297,444	-	-
Granted	680	3,295,212	-	8.18
Lapsed	(368)	(3,011,712)	-	-
Released to participants	(485)	(311,916)	-	-
Outstanding at 31 March 2015	2,675	11,269,028	-	-

Of the value share awards released, 328,554 (2014: 384,684) shares were deferred and remain subject to a risk of forfeiture. During 2014 344,516 shares were converted to nil-cost options for the benefit of Graham Mackay’s estate and were exercised in 2015.

GBP cash-settled awards

GBP share incentives included under the Associated Companies’ Cash Award Plan 2011.

	Number of awards	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2012	335,940	-	-
Released to participants	(335,940)	-	-
Outstanding at 31 March 2013, 31 March 2014 and 31 March 2015	-	-	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Outstanding share incentives

The following table summarises information about share incentives outstanding at 31 March.

Range of exercise prices	Number 2015	Weighted average remaining contractual life in years 2015	Number 2014	Weighted average remaining contractual life in years 2014	Number 2013	Weighted average remaining contractual life in years 2013
GBP share options
£5 - £6	-	-	-	-	9,000	0.6
£6 - £7	-	-	2,900	0.1	356,310	1.1
£8 - £9	7,650	0.1	407,721	1.1	452,944	2.1
£9 - £10	12,500	3.6	72,500	4.6	78,275	5.6
£10 - £11	439,100	1.8	734,900	2.5	942,994	3.4
£11 - £12	535,643	2.1	958,936	3.1	1,117,686	4.1
£12 - £13	1,637,418	3.8	2,857,346	4.8	3,311,385	5.7
£17- £18	-	-	3,500	5.6	17,200	6.6
£19 - £20	1,544,924	5.2	2,472,347	6.2	3,072,050	7.2
£20 - £21	23,200	5.7	23,200	6.7	46,950	7.7
£22 - £23	2,112,785	6.2	3,647,746	7.2	3,872,096	8.2
£23 - £24	3,545,118	7.2	4,276,980	8.2	4,443,930	9.2
£25 - £26	-	-	13,400	7.9	20,000	8.7
£28 - £29	67,739	7.7	69,100	8.7	69,100	9.7
£31 - £32	3,804	8.7	3,804	9.7	-	-
£33 - £34	688,280	8.5	490,794	9.2	-	-
£35 - £36	1,852	9.7	-	-	-	-
	10,620,013	5.8	16,035,174	6.3	17,809,920	7.0

ZAR share options
R50 - R60	-	-	-	-	7,500	0.1
R60 - R70	-	-	-	-	49,900	0.6
R70 - R80	-	-	-	-	40,500	1.1
R90 - R100	13,000	0.1	196,300	0.9	363,507	2.0
R120 - R130	201,243	1.0	365,513	2.0	527,300	2.9
R140 - R150	426,900	3.2	617,800	4.3	931,600	5.3
R150 - R160	307,450	3.9	328,200	4.9	426,100	6.0
R160 - R170	126,950	2.1	235,650	3.1	362,150	4.1
R180 - R190	450,600	2.9	721,700	3.9	1,041,100	4.9
R210 - R220	723,400	4.8	979,300	5.8	1,665,750	6.8
R220 - R230	719,200	5.7	1,043,900	6.7	1,985,700	7.7
R250 - R260	256,350	6.2	485,000	7.2	519,600	8.2
R290 - R300	1,216,459	6.7	1,936,235	7.7	2,155,793	8.7
R310 - R320	485,300	7.2	583,700	8.2	625,850	9.2
R400 - R410	1,845,320	7.7	2,006,120	8.7	2,236,895	9.7
R510 - R520	529,000	8.2	609,300	9.2	-	-
	7,301,172	6.0	10,108,718	6.7	12,939,245	7.2

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Outstanding share incentives (continued)

Range of exercise prices	Number 2015	Weighted average remaining contractual life in years 2015	Number 2014	Weighted average remaining contractual life in years 2014	Number 2013	Weighted average remaining contractual life in years 2013
GBP SARs
£6 - £7	-	-	12,334	0.1	243,734	1.1
£8 - £9	2,000	0.1	250,768	1.1	299,010	2.1
£9 - £10	-	-	2,275	4.6	2,275	5.6
£10 - £11	248,625	1.1	306,359	2.1	384,784	3.1
£11 - £12	354,751	2.1	426,451	3.1	485,283	4.1
£12 - £13	256,968	3.3	306,627	4.3	355,943	5.3
£13 - £14	8,700	2.6	8,700	3.6	12,400	4.6
£19 - £20	40,000	5.2	44,500	6.2	49,900	7.2
£22 - £23	46,600	6.2	61,600	7.2	61,600	8.2
£23 - £24	53,100	7.2	58,100	8.2	60,600	8.2
£31 - £32	31,496	8.7	31,496	9.7	-	-
£33 - £34	6,011,659	8.6	3,661,436	9.2	-	-
£34 - £35	7,493	9.9	-	-	-	-
£35 - £36	22,098	9.7	-	-	-	-
	7,083,490	7.8	5,170,646	7.5	1,955,529	3.8

ZAR SARs
R520 - R530	1,097,800	8.7	1,178,200	9.7	-	-
R580 - R590	732,556	9.2	-	-	-	-
R610 - R620	16,486	9.7	-	-	-	-
	1,846,842	8.9	1,178,200	9.7	-	-

GBP performance share awards
£0	6,289,875	1.2	6,802,427	1.3	7,505,723	1.5

GBP value share awards
£0	11,269,028	2.2	11,297,444	3.1	11,721,564	2.6

Total share incentives outstanding	44,410,420	4.7	50,592,609	5.2	51,931,981	5.1
Exercisable share incentives The following table summarises information about exercisable share incentives outstanding at 31 March.
	Number 2015	Weighted average exercise price 2015	Number 2014	Weighted average exercise price 2014	Number 2013	Weighted average exercise price 2013
GBP share options	6,106,401	17.28	7,860,114	14.90	5,792,390	11.27
ZAR share options	4,503,152	221.77	4,582,263	185.88	4,915,057	164.84
GBP SARs	1,053,044	14.36	1,369,214	11.39	1,783,429	10.35
ZAR SARs	11,500	545.96	1,200	527.49	-	-
Share incentives exercised or released The weighted average market price of the group’s shares at the date of exercise or release for share incentives exercised or released during the year were:
	Number 2015	Weighted average market price 2015	Number 2014	Weighted average market price 2014	Number 2013	Weighted average market price 2013
Share incentives designated in GBP	7,277,676	34.46	5,644,850	31.53	6,709,778	26.81
Share incentives designated in ZAR	2,587,299	618.50	2,859,744	512.29	2,541,422	385.70
Total share incentives exercised or released during the year	9,864,975		8,504,594		9,251,200

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Broad-Based Black Economic Empowerment (BBBEE) scheme

On 9 June 2010 the initial allocation of participation rights was made in relation to the BBBEE scheme in South Africa. A total of 46.2 million new shares in The South African Breweries (Pty) Ltd (SAB), representing 8.45% of SAB’s enlarged issued share capital, were issued. The shares in SAB will be exchanged at the end of the estimated 10-year scheme term for shares in SABMiller plc based on a repurchase formula linked, inter alia, to the operating performance of SAB. No performance conditions and exercise prices are attached to these shares, although the employee component has a four-year vesting period. The weighted average fair value of each SAB share at the grant date was ZAR40.

Weighted average fair value assumptions

The fair value of services received in return for share awards granted is measured by reference to the fair value of share awards granted. The estimate of the fair value of the services received is measured based on a binomial model approach except for the awards under Performance Share Award schemes, the Executive Share Award Plan 2008 (including value share awards) and the BBBEE scheme which have been valued using Monte Carlo simulations, and awards under the cash-settled scheme which have been valued based on an analytic approach.

The Monte Carlo simulation methodology is necessary for valuing share-based payments with total shareholder return (the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends) performance hurdles. This is achieved by projecting SABMiller plc’s share price forwards, together with those of companies in the same comparator group, over the vesting period and/or life of the awards after considering their respective volatilities.

The following weighted average assumptions were used in these option pricing models during the year.

	2015	2014	2013
Share price[1]
- South African share option scheme (ZAR)	583.97	512.06	379.21
- All other schemes (£)	32.77	33.09	23.76
Exercise price[1]
- South African share option scheme (ZAR)	590.36	521.78	381.88
- All other schemes (£)	12.18	14.32	8.71
Expected volatility (all schemes)[2] (%)	21.3	25.3	26.1
Dividend yield (all schemes) (%)	2.1	2.3	2.4
Annual forfeiture rate
- South African share option scheme (%)	5.0	5.0	5.0
- All other schemes (%)	3.0	3.0	3.0
Risk-free interest rate
- South African share option scheme (%)	7.5	6.9	7.3
- All other schemes (%)	1.7	0.8	1.0

1 The calculation is based on the weighted fair value of issues made during the year.

2 Expected volatility is calculated by assessing the historical share price data in the United Kingdom and South Africa from seven years prior to the grant date (2013: 10 years).

SABMiller plc Notes to the consolidated financial statements (continued)

26. Retained earnings and other reserves

a. Retained earnings

	Treasury and EBT shares US$m	Retained earnings US$m	Total US$m
At 1 April 2012	(661)	12,524	11,863
Profit for the year	-	3,250	3,250
Other comprehensive loss	-	(22)	(22)
Remeasurements of defined benefit plans taken to other comprehensive loss	-	(19)	(19)
Share of associates’ and joint ventures’ other comprehensive loss	-	(22)	(22)
Deferred tax credit on items taken to other comprehensive loss	-	19	19
Dividends paid	-	(1,517)	(1,517)
Payment for purchase of own shares for share trusts	(53)	-	(53)
Utilisation of EBT shares	71	(71)	-
Credit entry relating to share-based payments	-	189	189
At 31 March 2013	(643)	14,353	13,710
Profit for the year	-	3,381	3,381
Other comprehensive income	-	54	54
Remeasurements of defined benefit plans taken to other comprehensive income	-	22	22
Share of associates’ and joint ventures’ other comprehensive income	-	45	45
Deferred tax charge on items taken to other comprehensive income	-	(13)	(13)
Dividends paid	-	(1,640)	(1,640)
Utilisation of merger relieve reserve	-	265	265
Buyout of non-controlling interests	-	(5)	(5)
Payment for purchase of own shares for share trusts	(79)	-	(79)
Utilisation of treasury and EBT shares	63	(42)	21
Credit entry relating to share-based payments	-	178	178
At 31 March 2014	(659)	16,544	15,885
Profit for the year	-	3,299	3,299
Other comprehensive loss	-	(153)	(153)
Remeasurements of defined benefit plans taken to other comprehensive loss	-	(7)	(7)
Share of associates’ and joint ventures’ other comprehensive loss	-	(216)	(216)
Deferred tax charge on items taken to other comprehensive loss	-	70	70
Dividends paid	-	(1,705)	(1,705)
Utilisation of merger relieve reserve	-	358	358
Share of associates’ and joint ventures’ other reserves moves	-	(6)	(6)
Payment for purchase of own shares for share trusts	(146)	-	(146)
Utilisation of treasury and EBT shares	125	(28)	97
Credit entry relating to share-based payments	-	117	117
At 31 March 2015	(680)	18,426	17,746

Treasury and EBT shares reserve

On 26 February 2009 77,368,338 SABMiller plc non-voting convertible shares were converted into ordinary shares and then acquired by the company to be held as treasury shares. While the purchase price for each share was £10.54, the whole amount of the consideration was paid between group companies. During 2015 3,500,000 treasury shares (2014: none, 2013: 4,600,000 shares) were transferred to the EBT at no gain or loss to the group. These shares will be used to satisfy awards outstanding under the various share incentive plans. During 2015 3,320,906 treasury shares (2014: 1,345,165 shares, 2013: none) were used to directly satisfy share awards. As at 31 March 2015 a total of 59,302,267 shares (2014: 66,123,173 shares, 2013: 67,468,338 shares) were held in treasury.

There are two employee benefit trusts currently in operation, being the SABMiller Employees’ Benefit Trust (the EBT) and the SABMiller Associated Companies’ Employees’ Benefit Trust (the AC-EBT). The EBT holds shares in SABMiller plc for the purposes of the various executive share incentive plans. At 31 March 2015 the EBT held 8,997,945 shares (2014: 6,833,632 shares, 2013: 8,339,106 shares) which cost US$228 million (2014: US$152 million, 2013: US$126 million) and had a market value of US$471 million (2014: US$341 million, 2013: US$438 million). These shares have been treated as a deduction in arriving at shareholders’ funds. The EBT used funds provided by SABMiller plc to purchase such of the shares as were purchased in the market. The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

SABMiller plc Notes to the consolidated financial statements (continued)

26. Retained earnings and other reserves (continued)

The AC-EBT holds shares in SABMiller plc for the purposes of providing share incentives for employees of companies in which SABMiller has a significant economic and strategic interest but over which it does not have management control. At 31 March 2015 the AC-EBT did not hold any shares (2014: none, 2013: none). The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

Shares currently held in each EBT rank pari passu with all other ordinary shares, but in both cases the trustees have elected to waive dividends and decline from voting shares, except in circumstances where they may be holding shares beneficially owned by a participant. There were no beneficially owned shares in either EBT as at 31 March 2015 (2014: nil, 2013: nil).

b. Other reserves

The analysis of other reserves is as follows.

	Foreign currency translation reserve US$m	Cash flow hedging reserve US$m	Net investment hedging reserve US$m	Available for sale reserve US$m	Total US$m
At 1 April 2012	2,320	(4)	(341)	3	1,978
Currency translation differences	(696)	-	-	-	(696)
Net investment hedges	-	-	63	-	63
Cash flow hedges	-	(5)	-	-	(5)
Available for sale investments	-	-	-	(1)	(1)
Deferred tax on items taken to other comprehensive loss	-	6	-	-	6
Share of associates’ and joint ventures’ other comprehensive (loss)/income	-	(23)	-	6	(17)
At 31 March 2013	1,624	(26)	(278)	8	1,328
Currency translation differences	(2,267)	-	-	-	(2,267)
Net investment hedges	-	-	102	-	102
Cash flow hedges	-	34	-	-	34
Deferred tax on items taken to other comprehensive income	-	1	-	-	1
Share of associates’ and joint ventures’ other comprehensive income/(loss)	104	2	-	(6)	100
At 31 March 2014	(539)	11	(176)	2	(702)
Currency translation differences	(5,308)	-	-	-	(5,308)
Net investment hedges	-	-	608	-	608
Cash flow hedges	-	30	-	-	30
Deferred tax on items taken to other comprehensive loss	-	(3)	-	-	(3)
Share of associates’ and joint ventures’ other comprehensive loss	(79)	(3)	-	-	(82)
At 31 March 2015	(5,926)	35	432	2	(5,457)

Foreign currency translation reserve

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

SABMiller plc Notes to the consolidated financial statements (continued)

27a.  Reconciliation of profit for the year to net cash generated from operations

	2015 US$m	2014 US$m	2013 US$m
Profit for the year	3,557	3,650	3,487
Taxation	1,273	1,173	1,192
Share of post-tax results of associates and joint ventures	(1,083)	(1,226)	(1,213)
Net finance costs	637	645	726
Operating profit	4,384	4,242	4,192
Depreciation:
- Property, plant and equipment	602	621	641
- Containers	219	233	226
Container breakages, shrinkages and write-offs	57	80	38
Profit on disposal of businesses	(45)	(72)	(79)
Profit on disposal of available for sale investments	(1)	-	-
Profit on disposal of investments in associates	(403)	-	-
(Gain)/loss on dilution of investment in associates	(2)	18	(4)
(Profit)/loss on disposal of property, plant and equipment	(18)	(17)	13
Amortisation of intangible assets	410	427	450
Impairment of goodwill	286	-	11
Impairment of intangible assets	6	8	-
Impairment of property, plant and equipment	73	52	39
Impairment of working capital balances	68	55	31
Amortisation of advances to customers	35	40	45
Unrealised fair value gain on derivatives in operating profit	(15)	(8)	-
Dividends received from other investments	(1)	(1)	(1)
Charge with respect to share options	112	141	184
Charge with respect to Broad-Based Black Economic Empowerment scheme	5	13	17
Other non-cash movements	(92)	(155)	(45)
Net cash generated from operations before working capital movements	5,680	5,677	5,758
Increase in inventories	(30)	(73)	(14)
(Increase)/decrease in trade and other receivables	(218)	128	(107)
Increase in trade and other payables	396	113	82
Decrease in provisions	(13)	(89)	(177)
(Decrease)/increase in post-retirement benefit provisions	(3)	14	12
Net cash generated from operations	5,812	5,770	5,554

SABMiller plc Notes to the consolidated financial statements (continued)

27b.  Reconciliation of net cash generated from operating activities to free cash flow

	2015 US$m	2014 US$m	2013 US$m
Net cash generated from operating activities	3,722	3,431	4,101
Purchase of property, plant and equipment	(1,394)	(1,401)	(1,335)
Proceeds from sale of property, plant and equipment	68	70	30
Purchase of intangible assets	(178)	(84)	(144)
Proceeds from sale of intangible assets	-	-	4
Investments in joint ventures	(216)	(188)	(272)
Investments in associates	(3)	(199)	(23)
Dividends received from joint ventures	976	903	886
Dividends received from associates	430	224	113
Dividends received from other investments	1	1	1
Dividends paid to non-controlling interests	(173)	(194)	(131)
Free cash flow	3,233	2,563	3,230

27c.  Analysis of net debt

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow statement as follows.

	2015 US$m	2014 US$m
Cash and cash equivalents (balance sheet)	965	2,081
Overdrafts	(215)	(213)
Cash and cash equivalents (cash flow statement)	750	1,868

Net debt is analysed as follows.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Gross debt US$m	Net debt US$m
At 1 April 2013	2,171	(212)	(18,301)	777	(35)	(17,771)	(15,600)
Exchange adjustments	(65)	4	26	(24)	3	9	(56)
Principal-related cash flows	(25)	(5)	1,244	(188)	9	1,060	1,035
Other movements	-	-	248	98	(28)	318	318
At 31 March 2014	2,081	(213)	(16,783)	663	(51)	(16,384)	(14,303)
Exchange adjustments	(157)	40	713	(51)	6	708	551
Principal-related cash flows	(959)	(42)	3,819	(243)	10	3,544	2,585
Other movements	-	-	(25)	745	(18)	702	702
At 31 March 2015	965	(215)	(12,276)	1,114	(53)	(11,430)	(10,465)

SABMiller plc Notes to the consolidated financial statements (continued)

27d. Major non-cash transactions

2015

Major non-cash transactions in the year included the following.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

Impairment charges relating to the group’s business in India in Asia Pacific and the group’s share of the impairment charges taken by Anadolu Efes in relation to its beer businesses in Russia and Ukraine. Additionally, impairment charges in Australia relating to the pending closure of the Campbelltown cidery and Port Melbourne brewery.

The recycling of foreign currency translation reserves following the repayment of an intercompany loan.

2014

Major non-cash transactions in the year included the following.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

Broad-Based Black Economic Empowerment (BBBEE) related charges in South Africa, including share-based payment charges in relation to the employee component of the BBBEE scheme, together with the loss on the dilution of the group’s investment in its associate, Distell Group Ltd, as a result of the exercise of share options issued as part of its BBBEE scheme.

Impairment charges relating to the closure of the Warnervale brewery and the cessation of the Bluetongue brand in Australia.

2013

Major non-cash transactions in the year included the following.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

28.  Acquisitions and disposals

Acquisitions

In July 2014 the group acquired the trade and assets of a business in Mayotte in Africa for consideration of US$3 million. The business combination has been accounted for using the acquisition method.

Non-controlling interests

Non-controlling interests in Bavaria SA in Colombia in Latin America were acquired for a cash consideration of US$3 million, reducing equity by US$3 million. There was no change in the group’s effective interest in Bavaria SA.

Disposals

The group completed the sale of its investment in Tsogo Sun, its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The group received net proceeds of US$971 million, and realised a post-tax profit of US$239 million.

In January 2015 the group received net proceeds of US$7 million and realised a net profit of US$2 million, after associated costs, on the disposal of its packaging associate in Panama, Latin America.

29.  Commitments, contingencies and guarantees

a. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases at 31 March are as follows.

	2015 US$m	2014 US$m
Land and buildings
Within one year	67	67
Later than one year and less than five years	134	147
After five years	24	30
	225	244

Plant, vehicles and systems
Within one year	43	58
Later than one year and less than five years	79	124
After five years	11	16
	133	198

SABMiller plc Notes to the consolidated financial statements (continued)

29.  Commitments, contingencies and guarantees (continued)

b. Other commitments

	2015 US$m	2014 US$m
Capital commitments not provided in the financial information
Contracts placed for future expenditure for property, plant and equipment	151	271
Contracts placed for future expenditure for intangible assets	1	16
Share of capital commitments of joint ventures	66	55

Other commitments not provided in the financial information
Contracts placed for future expenditure	1,799	3,736
Share of joint ventures’ other commitments	390	393

Contracts placed for future expenditure in 2015 primarily relate to minimum purchase commitments for raw materials and packaging materials, which are principally due between 2015 and 2020.

The group’s share of joint ventures’ other commitments primarily relate to MillerCoors’ various long-term non-cancellable advertising and promotion commitments.

c. Contingent liabilities and guarantees

	2015 US$m	2014 US$m
Guarantees to third parties[1]	9	4
Other contingent liabilities	6	4
	15	8

1 Guarantees to third parties

These primarily relate to guarantees given by Grolsch and Nile Breweries Ltd to banks in relation to loans taken out by trade customers and suppliers respectively.

Other

SABMiller and Altria entered into a tax matters agreement (the Agreement) on 30 May 2002 to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group’s financial position, except insofar as already provided in the consolidated financial statements.

The group has exposures to various environmental risks. Although it is difficult to predict the group’s liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group’s financial position, except insofar as already provided in the consolidated financial statements.

SABMiller plc Notes to the consolidated financial statements (continued)

30.  Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes’ assets are held independently of the group’s finances. The assets of the schemes do not include any of the group’s own financial instruments, nor any property occupied by or other assets used by the group. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa, the Netherlands and Latin America.

The total pension and post-retirement medical benefit costs recognised in the income statement are as follows.

	2015 US$m	2014 US$m	2013 US$m
Defined contribution scheme costs	98	106	110
Defined benefit pension plan costs	19	11	20
Post-retirement medical and other benefit costs	8	7	11
The amounts recognised in the balance sheet are determined as follows.
	2015 US$m	2014 US$m	2013 US$m
Portion of defined benefit obligation that is partly or wholly funded	(405)	(405)	(379)
Fair value of plan assets	457	479	453
Surplus of funded plans	52	74	74
Impact of asset ceiling	(57)	(78)	(87)
Deficit of funded plans	(5)	(4)	(13)
Portion of defined benefit obligation that is unfunded	(124)	(155)	(193)
Medical and other post-retirement benefits	(76)	(87)	(95)
Provisions for defined benefit plans	(205)	(246)	(301)

Accruals for defined contribution plans	(4)	(4)	(7)

The group operates various defined contribution and defined benefit schemes. Details of the main defined benefit schemes are provided below.

Latin America pension plans

The group operates a number of pension plans throughout Latin America. Details of the major plan are provided below.

The Colombian Labour Code Pension Plan is an unfunded plan of the defined benefit type and covers all salaried and hourly employees in Colombia who are not covered by social security or who have at least 10 years of service prior to 1 January 1967. The plan is financed entirely through company reserves and there are no external assets. The most recent actuarial valuation of the Colombian Labour Code Pension Plan was carried out by independent professionally qualified actuaries at 28 February 2015 using the projected unit credit method. All salaried employees are now covered by social security or private pension fund provisions. The principal economic assumptions used in the preparation of the pension valuations are shown below and take into consideration changes in the Colombian economy.

Grolsch pension scheme

The Grolsch pension scheme, named Stichting Pensioenfonds van de Grolsche Bierbrouwerij, is a funded plan of the defined benefit type, based on average salary with assets held in separately administered funds. The pension scheme is managed through a separate entity with its own board. The latest valuation of the Grolsch pension scheme was carried out at 31 March 2015 by an independent actuary using the projected unit credit method.

Carlton & United Breweries pension scheme

The Carlton & United Breweries pension scheme is a superannuation fund that provides accumulation style and defined benefits to employees. The company funds the defined benefits, administration and insurance costs of the scheme as a benefit to employees who elect to be members of this scheme. The board of trustees is responsible for the governance of the scheme on behalf of the members. The latest actuarial valuation of the Carlton & United Breweries pension scheme was carried out at 30 June 2014 by an independent actuary using the projected unit credit method. The valuation update for the scheme was carried out at 31 March 2015 by an independent actuary. The defined benefits section is now closed to new members.

South Africa pension schemes

The group operates a number of pension schemes throughout South Africa. Details of the major schemes are provided below.

The ABI Pension Fund, Suncrush Pension Fund and Suncrush Retirement Fund are funded schemes of the defined benefit type based on average salary with assets held in separately administered funds. The governance of the schemes is the responsibility of the boards of trustees on behalf of the members, subject to the provisions of local legislation and the rules for each scheme.

The ABI Pension Fund no longer has any active or pensioner members. There are surplus assets remaining in the scheme that will be distributed to former members.

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

South Africa pension schemes (continued)

The Suncrush Pension Fund has pensioners where the pension liabilities have been outsourced to an insurance provider. The trustees have made a provision in the fund rules for the active members such that benefits will be paid to members on exit for their benefits valued as at 1 July 2005. No further benefits are being accrued for active members.

The Suncrush Retirement Fund has no liabilities and is in the process of being closed down.

Risks

The most significant risks the group is exposed to through its defined benefit pension plans and post-employment medical plans are as follows.

Volatility of investment returns

Those schemes that hold assets are exposed to volatility in investment returns on those assets, which may be higher or lower than the assumed expected return on those assets. Asset mix is varied for each individual scheme to ensure investment volatility risk is appropriately managed.

Salary, pension and healthcare cost inflation risk

Scheme liabilities for the defined benefit pension and post-retirement medical plans are calculated based on assumed rates of salary, pension and/or healthcare cost inflation. Increases in these inflation rates will lead to higher liabilities.

Change in discount rate

A decrease in corporate bond yields results in a decrease in the discount rate and therefore an increase in plan liabilities. This will be partially offset by an increase in value of plan assets where the scheme holds bonds.

Mortality rates

The majority of the group’s obligations to provide benefits under both the defined benefit pension plans and medical and other post-retirement benefits are for the life of the member. Increases in life expectancy will result in increases in the scheme liabilities associated with the schemes. The group ensures mortality rate assumptions incorporated in the actuarial calculations of the present value of scheme liabilities are from reliable sources.

Principal actuarial assumptions at 31 March (expressed as weighted averages)

	Defined benefit pension plans			Medical and other post- retirement benefits
	Latin America	Grolsch	Other	South Africa	Other
At 31 March 2015
Discount rate (%)	6.9	1.9	2.4	8.0	6.0
Salary inflation (%)	3.0	1.0	2.6	-	-
Pension inflation (%)	3.0	0.7	3.2	-	-
Healthcare cost inflation (%)	-	-	-	7.1	2.9
Mortality rate assumptions
- Retirement age: Males	56	67	65	63	58
Females	51	67	65	63	55
- Life expectations on retirement age:
Retiring today: Males	23	21	15	16	22
Females	32	24	20	20	29
Retiring in 20 years: Males	23	24	16	16	22
Females	32	26	20	20	29
At 31 March 2014
Discount rate (%)	6.9	3.4	4.5	9.9	6.4
Salary inflation (%)	3.0	2.0	3.4	-	-
Pension inflation (%)	3.0	0.7	3.7	-	-
Healthcare cost inflation (%)	-	-	-	8.7	3.0
Mortality rate assumptions
- Retirement age: Males	55	65	62	63	58
Females	51	65	60	63	54
- Life expectations on retirement age:
Retiring today: Males	26	21	19	16	25
Females	35	24	23	19	32
Retiring in 20 years: Males	26	23	19	17	25
Females	35	25	23	20	32

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

	Defined benefit pension plans			Medical and other post- retirement benefits
	Latin America	Grolsch	Other	South Africa	Other
At 31 March 2013
Discount rate (%)	5.0	3.8	4.6	8.8	4.9
Salary inflation (%)	2.5	2.0	3.9	-	-
Pension inflation (%)	2.5	0.7	3.2	-	-
Healthcare cost inflation (%)	-	-	-	7.5	2.3
Mortality rate assumptions
- Retirement age: Males	55	65	62	63	57
Females	50	65	61	63	53
- Life expectations on retirement age:
Retiring today: Males	27	21	22	16	25
Females	36	24	23	20	32
Retiring in 20 years: Males	27	23	22	16	25
Females	36	25	23	20	32

The movement in the defined benefit pension plan liabilities is as follows.

	Defined benefit pension plans
	Latin America	Grolsch			Other			Total
	Present value of scheme liabilities US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m
At 1 April 2012	(172)	(319)	352	33	(102)	84	(18)	(593)	436	(157)
Benefits paid	17	11	(11)	-	11	(8)	3	39	(19)	20
Contributions paid by plan participants	-	(3)	-	(3)	-	-	-	(3)	-	(3)
Employer contributions	-	-	17	17	-	2	2	-	19	19
Current service cost	(1)	(4)	-	(4)	(3)	-	(3)	(8)	-	(8)
Interest (costs)/income	(12)	(14)	15	1	(5)	5	-	(31)	20	(11)
Remeasurements:	(17)	19	18	37	(1)	-	(1)	1	18	19
- Return on plan assets, excluding amounts included in interest income	-	-	18	18	-	-	-	-	18	18
- Gain/(loss) from change in demographic assumptions	2	(4)	-	(4)	-	-	-	(2)	-	(2)
- (Loss)/gain from change in financial assumptions	(12)	16	-	16	-	-	-	4	-	4
- Experience (losses)/gains	(7)	7	-	7	(1)	-	(1)	(1)	-	(1)
Settlements and curtailments	-	-	-	-	3	(3)	-	3	(3)	-
Exchange adjustments	4	12	(14)	(2)	4	(4)	-	20	(18)	2
At 31 March 2013	(181)	(298)	377	79	(93)	76	(17)	(572)	453	(119)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

	Defined benefit pension plans
	Latin America	Grolsch			Other			Total
	Present value of scheme liabilities US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m
At 31 March 2013	(181)	(298)	377	79	(93)	76	(17)	(572)	453	(119)
Benefits paid	16	11	(11)	-	5	(5)	-	32	(16)	16
Contributions paid by plan participants	-	(3)	-	(3)	-	-	-	(3)	-	(3)
Employer contributions	-	-	10	10	-	3	3	-	13	13
Current service cost	(1)	(3)	-	(3)	(3)	-	(3)	(7)	-	(7)
Past service credit	-	6	-	6	-	-	-	6	-	6
Interest (costs)/income	(9)	(12)	14	2	(2)	3	1	(23)	17	(6)
Remeasurements:	23	(17)	(10)	(27)	5	2	7	11	(8)	3
- Return on plan assets, excluding amounts included in interest income	-	-	(10)	(10)	-	-	-	-	(10)	(10)
- Gain from change in demographic assumptions	8	-	-	-	-	-	-	8	-	8
- Gain/(loss) from change in financial assumptions	11	(20)	-	(20)	2	-	2	(7)	-	(7)
- Experience gains	4	3	-	3	3	2	5	10	2	12
Exchange adjustments	11	(22)	28	6	7	(8)	(1)	(4)	20	16
At 31 March 2014	(141)	(338)	408	70	(81)	71	(10)	(560)	479	(81)
Benefits paid	13	11	(11)	-	16	(14)	2	40	(25)	15
Contributions paid by plan participants	-	(2)	-	(2)	(1)	-	(1)	(3)	-	(3)
Employer contributions	-	-	7	7	-	1	1	-	8	8
Current service cost	(1)	(4)	-	(4)	(3)	-	(3)	(8)	-	(8)
Past service cost	(1)	-	-	-	-	-	-	(1)	-	(1)
Interest (costs)/income	(9)	(10)	12	2	(3)	3	-	(22)	15	(7)
Remeasurements:	(6)	(105)	95	(10)	(2)	2	-	(113)	97	(16)
- Return on plan assets, excluding amounts included in interest income	-	-	95	95	-	-	-	-	95	95
- Gain/(loss) from change in demographic assumptions	6	(2)	-	(2)	-	-	-	4	-	4
- Loss from change in financial assumptions	-	(107)	-	(107)	(2)	-	(2)	(109)	-	(109)
- Experience (losses)/gains	(12)	4	-	4	-	2	2	(8)	2	(6)
Exchange adjustments	32	92	(106)	(14)	14	(11)	3	138	(117)	21
At 31 March 2015	(113)	(356)	405	49	(60)	52	(8)	(529)	457	(72)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The fair value of assets in pension schemes are as follows.

	Defined benefit pension plans
	Latin America US$m	Grolsch US$m	Other US$m	Total US$m
At 31 March 2015
Equities - quoted	-	138	12	150
Bonds - quoted	-	248	16	264
Cash and cash equivalents	-	2	22	24
Property and other	-	17	2	19
Total fair value of assets	-	405	52	457
Present value of scheme liabilities	(113)	(356)	(60)	(529)
(Deficit)/surplus in the scheme	(113)	49	(8)	(72)
Unrecognised pension asset due to limit	-	(49)	(8)	(57)
Pension liability recognised	(113)	-	(16)	(129)

At 31 March 2014
Equities - quoted	-	137	18	155
Bonds - quoted	-	251	22	273
Cash and cash equivalents	-	-	26	26
Property and other	-	20	5	25
Total fair value of assets	-	408	71	479
Present value of scheme liabilities	(141)	(338)	(81)	(560)
(Deficit)/surplus in the scheme	(141)	70	(10)	(81)
Unrecognised pension asset due to limit	-	(70)	(8)	(78)
Pension liability recognised	(141)	-	(18)	(159)

At 31 March 2013
Equities - quoted	-	126	20	146
Bonds - quoted	-	235	21	256
Cash and cash equivalents	-	-	31	31
Property and other	-	16	4	20
Total fair value of assets	-	377	76	453
Present value of scheme liabilities	(181)	(298)	(93)	(572)
(Deficit)/surplus in the scheme	(181)	79	(17)	(119)
Unrecognised pension asset due to limit	-	(79)	(8)	(87)
Pension liability recognised	(181)	-	(25)	(206)

In respect of defined benefit pension plans in South Africa, which are included in ‘Other’, the pension asset recognised is limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. Pension fund assets have not been recognised as the surplus apportionment exercise required in terms of the South African legislation has not yet been completed.

The pension asset recognised in respect of Grolsch is limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil due to the terms of the pension agreement with the pension fund.

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The movements in the asset ceiling are as follows.	Defined benefit pension plans
	Grolsch US$m	Other US$m	Total US$m
Asset ceiling at 1 April 2012	(33)	(7)	(40)
Interest costs	(1)	(1)	(2)
Change in the asset ceiling, excluding amounts included in interest costs	(46)	(1)	(47)
Exchange adjustments	1	1	2
Asset ceiling at 31 March 2013	(79)	(8)	(87)
Interest costs	(3)	(1)	(4)
Change in the asset ceiling, excluding amounts included in interest costs	18	(1)	17
Exchange adjustments	(6)	2	(4)
Asset ceiling at 31 March 2014	(70)	(8)	(78)
Interest costs	(2)	(1)	(3)
Change in the asset ceiling, excluding amounts included in interest costs	9	(1)	8
Exchange adjustments	14	2	16
Asset ceiling at 31 March 2015	(49)	(8)	(57)

The movement in the post-employment medical benefit liabilities is as follows. The obligations are wholly unfunded.
	Medical and other post-retirement benefits
	South Africa US$m	Other US$m	Total US$m
Present value of scheme liabilities at 1 April 2012	(66)	(46)	(112)
Benefits paid	-	5	5
Employer contributions	2	-	2
Current service cost	(1)	(1)	(2)
Interest costs	(6)	(3)	(9)
Remeasurements:	14	(5)	9
- Gain from change in demographic assumptions	10	5	15
- Loss from change in financial assumptions	(2)	(3)	(5)
- Experience gains/(losses)	6	(7)	(1)
Exchange adjustments	10	2	12
Present value of scheme liabilities at 31 March 2013	(47)	(48)	(95)
Benefits paid	-	3	3
Employer contributions	2	-	2
Current service cost	(1)	(1)	(2)
Interest costs	(4)	(1)	(5)
Remeasurements:	(3)	5	2
- Gain from change in demographic assumptions	-	2	2
- (Loss)/gain from change in financial assumptions	(1)	2	1
- Experience (losses)/gains	(2)	1	(1)
Exchange adjustments	7	1	8
Present value of scheme liabilities at 31 March 2014	(46)	(41)	(87)
Benefits paid	-	2	2
Employer contributions	2	-	2
Current service cost	(1)	(2)	(3)
Interest costs	(4)	(1)	(5)
Remeasurements:	1	-	1
- Loss from change in demographic assumptions	-	(1)	(1)
- Loss from change in financial assumptions	(1)	-	(1)
- Experience gains	2	1	3
Exchange adjustments	6	8	14
Present value of scheme liabilities at 31 March 2015	(42)	(34)	(76)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The sensitivity of the pension plan and medical and other post-retirement benefit liabilities at 31 March 2015 to changes in the principal actuarial assumptions is as follows.

		Defined benefit pension plans		Medical and other post- retirement benefits
	Change in assumption	Increase US$m	Decrease US$m	Increase US$m	Decrease US$m
Discount rate	1%	72	94	6	7
Salary growth rate	1%	7	7	-	-
Pension growth rate	1%	86	48	-	-
Life expectancy	1 year	11	11	2	2
Healthcare cost inflation	1%	-	-	7	6

The above sensitivity analyses assume a change in a single assumption while all other assumptions are held constant. When calculating the sensitivities, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, consistent with the method used to calculate the defined benefit obligation recognised in the balance sheet. The methods and assumptions used to prepare the sensitivity analyses are consistent with those used in the prior year.

For funded defined benefit plans, the group is required to provide funding where the fair value of the assets of the scheme are not sufficient to meet the defined benefit obligations. The South Africa pension schemes no longer have any active members, therefore, funding will only be required in the event that the scheme becomes less than 100% funded. The remaining funded defined benefit plans are funded using recommendations provided by the scheme’s actuaries.

Contributions expected to be paid into the group’s major defined benefit schemes during the year ending 31 March 2016 are US$19 million.

The weighted average duration of the defined benefit obligation is 16 years.

31. Related party transactions

a. Parties with significant influence over the group: Altria Group, Inc (Altria) and the Santo Domingo Group (SDG)

Altria is considered to be a related party of the group by virtue of its 26.8% equity shareholding. There were no transactions with Altria during the year.

SDG is considered to be a related party of the group by virtue of its 14.0% equity shareholding in SABMiller plc. There were no transactions with SDG during the year ended 31 March 2015. During the year ended 31 March 2014 Bavaria SA and its subsidiaries made donations of US$14 million (2013: US$nil) to the Fundación Mario Santo Domingo, pursuant to the contractual arrangements entered into at the time of the Bavaria transaction in 2005, under which it was agreed that the proceeds of the sale of surplus non-operating property assets owned by Bavaria SA and its subsidiaries would be donated to various charities, including the Fundación Mario Santo Domingo. There were no balances owing to the SDG at 31 March 2015, 2014 and 2013.

b. Associates and joint ventures

Details relating to transactions with associates and joint ventures are analysed below.

	2015 US$m	2014 US$m	2013 US$m
Purchases from associates[1]	(173)	(168)	(227)
Purchases from joint ventures[2]	(88)	(93)	(97)
Sales to associates[3]	9	9	46
Sales to joint ventures[4]	21	23	25
Dividends receivable from associates[5]	423	224	113
Dividends received from joint ventures[6]	976	903	886
Royalties received from associates[7]	18	25	27
Royalties received from joint ventures[8]	1	2	2
Management fees, guarantee fees and other recoveries received from associates[9]	14	11	17
Marketing fees paid to associates[10]	(1)	-	-
Management fees paid to joint ventures[11]	(2)	(2)	(2)
Sale of associate to joint venture[12]	-	-	21

1 The group purchased canned Coca-Cola products for resale from Coca-Cola Canners of Southern Africa (Pty) Limited (Coca-Cola Canners); inventory from Distell Group Ltd (Distell), Associated Fruit Processors (Pty) Ltd (AFP) and Delta Corporation Ltd (Delta); and accommodation from Tsogo Sun.

2 The group purchased lager from MillerCoors LLC (MillerCoors).

3 The group made sales of lager to Tsogo Sun, Delta, Anadolu Efes Biracılık ve Malt Sanayii AŞ (Anadolu Efes), International Trade and Supply Ltd (ITSL) and Distell.

4 The group made sales to MillerCoors.

SABMiller plc Notes to the consolidated financial statements (continued)

31. Related party transactions (continued)

5 The group had dividends receivable from China Resources Snow Breweries Ltd (CR Snow) of US$228 million (2014 and 2013: US$nil), Castel of US$108 million (2014: US$97 million, 2013: US$21 million), Coca-Cola Canners of US$5 million (2014: US$5 million, 2013: US$11 million), Distell of US$18 million (2014: US$20 million, 2013: US$21 million), Tsogo Sun of US$24 million (2014: US$34 million, 2013: US$33 million), Delta of US$18 million (2014: US$17 million, 2013: US$12 million), ITSL of US$21 million (2014: US$18 million, 2013: US$14 million), Grolsch (UK) Ltd of US$1 million (2014: US$1 million, 2013: US$1 million), and Anadolu Efes of US$nil (2014: US$32 million, 2013: US$nil).

6 The group received dividends from MillerCoors.

7 The group received royalties from Delta and Anadolu Efes.

8 The group received royalties from MillerCoors.

9 The group received management fees from Delta, guarantee fees from Delta and Castel, consulting fees from Anadolu Efes and other recoveries from AFP.

10 The group paid marketing fees to ITSL.

11 The group paid management fees to MillerCoors.

12 In 2013 the group sold its interest in Foster’s USA LLC to MillerCoors for cash consideration.

At 31 March	2015 US$m	2014 US$m
Amounts owed by associates - trade[1]	28	42
Amounts owed by joint ventures[2]	4	5
Amounts owed to associates[3]	(38)	(39)
Amounts owed to joint ventures[4]	(18)	(16)

1 Amounts owed by AFP, Delta, Coca-Cola Canners, Castel, ITSL and Anadolu Efes.

2 Amounts owed by MillerCoors.

3 Amounts owed to AFP and Castel.

4 Amounts owed to MillerCoors.

Guarantees provided in respect of associates’ bank facilities are detailed in note 21.

c. Transactions with key management

The group has a related party relationship with the directors of the group and members of the excom as key management. Key management compensation is provided in note 6c.

32. Post balance sheet events

On 15 May 2015 the group announced it was to acquire 100% of Meantime Brewing Company, a UK modern craft brewer. The transaction completed on 4 June 2015.

On 24 June 2015 Moody’s Investors Service lifted the group’s credit rating to A3 with a stable outlook from Baa1 with a positive outlook. In October 2015 the rating was placed on review with direction uncertain by Moody’s Investors Service following the joint announcement that AB InBev and SABMiller had reached an agreement in principle on AB InBev’s intention to make an offer to acquire SABMiller.

On 11 November 2015 the boards of SABMiller and AB InBev announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. The transaction is expected to complete in the second half of 2016, subject to the satisfaction, or waiver, of certain conditions including, inter alia, anti-trust and other regulatory clearances and shareholder approvals.

33.  Principal subsidiaries, associates and joint ventures

The principal subsidiary undertakings of the group as at 31 March were as follows.

	Country of	Principal	Effective interest
Name	incorporation	activity	2015	2014
Corporate
SABMiller Holdings Ltd	United Kingdom	Holding company	100%	100%
SABMiller Africa & Asia BV1	Netherlands	Holding company	100%	100%
SABMiller Holdings SA Ltd	United Kingdom	Holding company	100%	100%
SABMiller International BV	Netherlands	Trademark owner	100%	100%
SABMiller SAF Limited	United Kingdom	Holding company/Financing	100%	100%
SABMiller Southern Investments Ltd	United Kingdom	Holding company	100%	100%
SABMiller Procurement GmbH	Switzerland	Procurement	100%	100%
SABSA Holdings Ltd	South Africa	Holding company	100%	100%
SABMiller America Holdings Ltd	United Kingdom	Holding company	100%	100%

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

	Country of	Principal	Effective interest
Name	incorporation	activity	2015	2014
Corporate (continued)
SABMiller Australia Holdings Ltd	United Kingdom	Holding company	100%	100%
SABMiller SI Ltd	United Kingdom	Holding company	100%	100%

Latin American operations
Bavaria SA	Colombia	Brewing/Soft drinks	99%	99%
Cervecería Argentina SA Isenbeck	Argentina	Brewing	100%	100%
Cervecería del Valle SA	Colombia	Brewing	99%	99%
Cervecería Hondureña, SA de CV	Honduras	Brewing/Soft drinks	99%	99%
Cervecería Nacional (CN) SA2	Ecuador	Brewing	96%	96%
Cervecería Nacional SA2	Panama	Brewing	97%	97%
Cervecería San Juan SA2	Peru	Brewing/Soft drinks	92%	92%
Cervecería Unión SA	Colombia	Brewing	98%	98%
Industrias La Constancia, SA de CV	El Salvador	Brewing/Soft drinks	100%	100%
Unión de Cervecerías Peruanas Backus y Johnston SAA[2]	Peru	Brewing	94%	94%

African operations
SABMiller Africa BV	Netherlands	Holding company	62%	62%
SABMiller Botswana BV	Netherlands	Holding company	62%	62%
SABMiller Africa Holdings Ltd[3]	United Kingdom	Holding company	100%	100%
SABMiller Investments Ltd	Mauritius	Holding company	80%	80%
SABMiller Investments II BV	Netherlands	Holding company	80%	80%
SABMiller Nigeria Holdings BV	Netherlands	Holding company	50%	50%
SABMiller Zimbabwe BV	Netherlands	Holding company	62%	62%
Accra Brewery Ltd	Ghana	Brewing	60%	60%
Ambo Mineral Water Share Company	Ethiopia	Soft drinks	40%	40%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices	100%	100%
Cervejas de Moçambique SA2	Mozambique	Brewing	49%	49%
Chibuku Products Ltd	Malawi	Sorghum brewing	31%	31%
Crown Beverages Ltd	Kenya	Soft drinks	80%	80%
Heinrich’s Syndicate Ltd	Zambia	Soft drinks	62%	62%
Intafact Beverages Ltd	Nigeria	Brewing	38%	38%
International Breweries plc[2]	Nigeria	Brewing	36%	36%
Kgalagadi Breweries (Pty) Ltd	Botswana	Brewing/Soft drinks	31%	31%
Maluti Mountain Brewery (Pty) Ltd	Lesotho	Brewing/Soft drinks	24%	24%
MUBEX	Mauritius	Procurement	100%	100%
National Breweries plc[2]	Zambia	Sorghum brewing	43%	43%
Nile Breweries Ltd	Uganda	Brewing	62%	62%
Pabod Breweries Ltd	Nigeria	Brewing	41%	41%
Rwenzori Bottling Company Ltd	Uganda	Soft drinks	80%	80%
Southern Sudan Beverages Ltd	South Sudan	Brewing	80%	80%
Swaziland Beverages Ltd	Swaziland	Brewing	37%	37%
Tanzania Breweries Ltd[2]	Tanzania	Brewing	36%	36%
The South African Breweries (Pty) Ltd	South Africa	Brewing/Soft drinks/Holding company	100%	100%
The South African Breweries Hop Farms (Pty) Ltd	South Africa	Hop farming	100%	100%
The South African Breweries Maltings (Pty) Ltd	South Africa	Maltsters	100%	100%
Voltic (GH) Ltd	Ghana	Soft drinks	80%	80%
Voltic Nigeria Ltd	Nigeria	Soft drinks	50%	50%
Zambian Breweries plc[2]	Zambia	Brewing/Soft drinks	54%	54%

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

	Country of	Principal	Effective interest
Name	incorporation	activity	2015	2014
Asia Pacific operations
SABMiller Asia BV	Netherlands	Holding company	100%	100%
SABMiller Asia Ltd	Hong Kong	Holding company	100%	100%
SABMiller Asia Holdings Ltd[4]	United Kingdom	Holding company	100%	100%
SABMiller Beverage Investments Pty Ltd	Australia	Holding company	100%	100%
SKOL Beer Manufacturing Company Ltd	India	Holding company	100%	100%
Foster’s Group Pty Ltd	Australia	Holding company	100%	100%
Cascade Brewery Company Pty Ltd	Australia	Brewing	100%	100%
CUB Pty Ltd	Australia	Brewing	100%	100%
FBG Treasury (Aust) Pty Ltd	Australia	Financing	100%	100%
Queensland Breweries Pty Ltd	Australia	Brewing	100%	100%
SABMiller Breweries Private Ltd	India	Brewing	100%	100%
SABMiller Vietnam Company Ltd	Vietnam	Brewing	100%	100%
SABMiller India Ltd	India	Brewing	99%	99%

European operations
SABMiller Europe BV1	Netherlands	Holding company	100%	100%
SABMiller Holdings Europe Ltd	United Kingdom	Holding company	100%	100%
SABMiller Netherlands Coöperatieve WA	Netherlands	Holding company	100%	100%
Birra Peroni Srl	Italy	Brewing	100%	100%
Compañia Cervecera de Canarias SA	Spain	Brewing	51%	51%
Dreher Sörgyárak Zrt	Hungary	Brewing	100%	100%
Grolsche Bierbrouwerij Nederland BV	Netherlands	Brewing	100%	100%
Kompania Piwowarska SA	Poland	Brewing	100%	100%
Miller Brands (UK) Ltd	United Kingdom	Sales and distribution	100%	100%
Pivovary Topvar as	Slovakia	Brewing	100%	100%
Plzeňský Prazdroj as	Czech Republic	Brewing	100%	100%
Ursus Breweries SA	Romania	Brewing	99%	99%

North American operations
SABMiller Holdings Inc	USA	Holding company/Financing	100%	100%
Miller Brewing Company	USA	Holding company	100%	100%

1 Operates and resident for tax purposes in the United Kingdom.

2 Listed in country of incorporation.

3 Previously SABMiller (A&A) Ltd.

4 Previously SABMiller (A&A2) Ltd.

The group comprises a large number of companies. The list above includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. With the exception of those noted above, the principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group’s nominal interest in the equity share capital of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows.

African operations

The group’s effective interest in the majority of its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV and SABMiller Botswana BV on 1 April 2001, in exchange for a 20% interest in the Castel group’s African beverage interests. The operations continue to be consolidated due to the group’s majority shareholdings, and ability to control the operations.

Kgalagadi Breweries (Pty) Ltd (KBL)

SABMiller Botswana holds a 40% interest in Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest held by Sechaba Brewery Holdings Ltd. SABMiller Botswana’s shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa BV’s 10.1% indirect interest is held via a 16.8% interest in Sechaba Brewery Holdings Ltd.

Maluti Mountain Brewery (Pty) Ltd (Maluti)

SABMiller Africa BV holds a 39% interest in Maluti with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), the Privatisation Unit (5.25%), and the Lesotho Unit Trust (4.75%). Maluti is treated as a subsidiary undertaking based on the group’s ability to control its operations through its board representation. The day to day business operations are managed in accordance with a management agreement with a group company.

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

Associates and joint ventures

The principal associates and joint ventures of the group as at 31 March are as set out below. Where the group’s interest in an associate or a joint venture is held by a subsidiary undertaking which is not wholly owned by the group, the subsidiary undertaking is indicated in a note below.

	Country of	Nature of		Effective interest
Name	incorporation	relationship	Principal activity	2015	2014

African operations
BIH Brasseries Internationales Holding Ltd[1]	Gibraltar	Associate	Holding company for subsidiaries principally located in Africa	20%	20%

Société des Brasseries et Glacières Internationales SA1	France	Associate	Holding company for subsidiaries principally located in Africa	20%	20%

Algerienne de Bavaroise Spa[1,2]	Algeria	Associate	Brewing	40%	40%
BIH Brasseries Internationales Holding (Angola) Ltd[1]	Gibraltar	Associate	Brewing/Soft drinks	27%	27%
Coca-Cola Canners of Southern Africa (Pty) Ltd[1]	South Africa	Associate	Canning of beverages	32%	32%
Delta Corporation Ltd[3,4]	Zimbabwe	Associate	Brewing/Soft drinks	25%	25%
Distell Group Ltd[3,5]	South Africa	Associate	Wines and spirits	27%	27%
Marocaine d’Investissements et de Services SA1,3,6	Morocco	Associate	Brewing	40%	40%
Skikda Bottling Company SARL[1,2]	Algeria	Associate	Soft drinks	40%	40%
Société de Boissons de I’Ouest Algerien SARL[1,2]	Algeria	Associate	Soft drinks	40%	40%
Société des Nouvelles Brasseries[1,2]	Algeria	Associate	Brewing	40%	40%

Asia Pacific operations
China Resources Snow Breweries Ltd[1]	British Virgin Islands	Associate	Holding company for brewing subsidiaries located in China	49%	49%

European operations
Anadolu Efes Biracılık ve Malt Sanayii AŞ1,3	Turkey	Associate	Brewing/Soft drinks	24%	24%
Grolsch (UK) Ltd	United Kingdom	Associate	Brewing	50%	50%
International Trade and Supply Ltd[1]	British Virgin Islands	Associate	Sales and distribution	40%	40%

North American operations
MillerCoors LLC[1,7]	USA	Joint venture	Brewing	58%	58%

Hotels and Gaming
Tsogo Sun Holdings Ltd[3,8]	South Africa	Associate	Holding company for Hotels and Gaming operations	-	40%

1 These entities report their financial results for each 12-month period ending 31 December.

2 Effective 18 March 2004, SABMiller acquired 25% of the Castel group’s holding in these entities. Together with its 20% interest in the Castel group’s African beverage interests, this gives SABMiller participation on a 40:60 basis with the Castel group.

3 Listed in country of incorporation.

4 Interests in this company are held by SABMiller Africa BV which is held 62% by SABMiller Holdings Ltd.

5 This entity reports its financial results for each 12-month period ending 30 June.

6 SABMiller acquired a 25% direct interest in this holding company on 18 March 2004 which has controlling interests in three breweries, a malting plant and a wet depot in Morocco. This 25% interest together with its 20% interest in the Castel group’s African beverage interests, gives SABMiller an effective participation of 40% and the other 60% is held by the Castel group’s Africa beverage interests.

7 SABMiller shares joint control of MillerCoors with Molson Coors Brewing Company under a shareholders’ agreement. Voting interests are shared equally between SABMiller and Molson Coors, and each of SABMiller and Molson Coors has equal board representation. Under the agreement SABMiller has a 58% economic interest in MillerCoors and Molson Coors has a 42% economic interest.

8 In August 2014 the group disposed of its investment in Tsogo Sun Holdings Limited through an institutional placing and share buyback.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales SA, BIH Brasseries Internationales Holding Ltd’s (Castel) and BIH Brasseries Internationales Holding (Angola) Ltd’s principal subsidiaries are in Africa, China Resources Snow Breweries Ltd operates in Hong Kong and its principal subsidiaries are in the People’s Republic of China, and International Trade and Supply Ltd operates in the United Arab Emirates.

SABMiller plc

Condensed consolidated financial statements

For the six months ended 30 September 2015

SABMiller plc
CONSOLIDATED INCOME STATEMENT for the period ended 30 September

	Notes	Six months Ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Revenue	2	9,990	11,366
Net operating expenses		(8,162)	(8,999)

Operating profit	2	1,828	2,367
Operating profit before exceptional items		1,813	2,082
Exceptional items	3	15	285

Net finance costs		(238)	(331)
Finance costs		(371)	(531)
Finance income		133	200

Share of post-tax results of associates and joint ventures	2	737	791

Profit before taxation		2,327	2,827
Taxation	4	(570)	(730)
Profit for the period		1,757	2,097

Profit attributable to non-controlling interests		117	123
Profit attributable to owners of the parent	5	1,640	1,974
		1,757	2,097

Basic earnings per share (US cents)	5	102.0	123.2
Diluted earnings per share (US cents)	5	101.0	121.6

The notes on pages F-88 to F-97 are an integral part of this condensed interim financial information.

SABMiller plc
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the period ended 30 September

	Notes	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period		1,757	2,097

Other comprehensive loss:

Items that will not be reclassified to profit or loss
Share of associates’ and joint ventures’ other comprehensive income/(loss)		1	(2)
Total items that will not be reclassified to profit or loss		1	(2)

Items that may be reclassified subsequently to profit or loss
Currency translation differences on foreign currency net investments:		(2,005)	(1,267)
- Decrease in foreign currency translation reserve during the period		(2,005)	(1,463)
- Recycling of foreign currency translation reserve on disposals		-	196

Net investment hedges:
- Fair value gains arising during the period		152	232

Cash flow hedges:		36	(8)
- Fair value gains arising during the period		41	2
- Fair value (gains)/losses transferred to inventory		(17)	8
- Fair value losses/(gains) transferred to profit or loss		12	(18)

Tax on items that may be reclassified subsequently to profit or loss	4	7	(8)

Share of associates’ and joint ventures’ other comprehensive income/(loss)		47	(28)
Total items that may be reclassified subsequently to profit or loss		(1,763)	(1,079)
Other comprehensive loss for the period, net of tax		(1,762)	(1,081)
Total comprehensive (loss)/income for the period		(5)	1,016

Attributable to:
Non-controlling interests		63	108
Owners of the parent		(68)	908
Total comprehensive (loss)/income for the period		(5)	1,016

The notes on pages F-88 to F-97 are an integral part of this condensed interim financial information.

SABMiller plc
CONSOLIDATED BALANCE SHEET at 30 September

	Notes	30/9/15 Unaudited US$m	31/3/15 Audited US$m

Assets
Non-current assets
Goodwill		13,721	14,746
Intangible assets	7	6,366	6,878
Property, plant and equipment	8	7,544	7,961
Investments in joint ventures		5,321	5,428
Investments in associates		4,518	4,459
Available for sale investments		19	21
Derivative financial instruments		519	770
Trade and other receivables		118	126
Deferred tax assets		160	163
		38,286	40,552
Current assets
Inventories		981	1,030
Trade and other receivables		1,726	1,711
Current tax assets		197	190
Derivative financial instruments		434	463
Cash and cash equivalents	10c	629	965
		3,967	4,359
Total assets		42,253	44,911

Liabilities
Current liabilities
Derivative financial instruments		(63)	(101)
Borrowings	10c	(1,258)	(1,961)
Trade and other payables		(3,711)	(3,728)
Current tax liabilities		(929)	(1,184)
Provisions		(260)	(358)
		(6,221)	(7,332)
Non-current liabilities
Derivative financial instruments		(19)	(10)
Borrowings	10c	(10,752)	(10,583)
Trade and other payables		(21)	(18)
Deferred tax liabilities		(2,134)	(2,275)
Provisions		(294)	(338)
		(13,220)	(13,224)
Total liabilities		(19,441)	(20,556)
Net assets		22,812	24,355

Equity
Share capital		168	168
Share premium		6,809	6,752
Merger relief reserve		3,628	3,963
Other reserves		(7,166)	(5,457)
Retained earnings		18,204	17,746
Total shareholders’ equity		21,643	23,172
Non-controlling interests		1,169	1,183
Total equity		22,812	24,355

 The notes on pages F-88 to F-97 are an integral part of this condensed interim financial information.

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENT for the period ended 30 September

	Notes	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Cash flows from operating activities
Cash generated from operations	10a	2,412	2,651
Interest received		122	189
Interest paid		(330)	(484)
Tax paid		(805)	(811)
Net cash generated from operating activities	10b	1,399	1,545

Cash flows from investing activities
Purchase of property, plant and equipment		(518)	(643)
Proceeds from sale of property, plant and equipment		20	38
Purchase of intangible assets		(64)	(53)
Proceeds from disposal of available for sale investments		-	1
Proceeds from disposal of associates		-	971
Acquisition of businesses (net of cash acquired)		(191)	(7)
Investments in joint ventures		(58)	(18)
Dividends received from joint ventures		600	568
Dividends received from associates		133	139
Dividends received from other investments		-	1
Net cash (used in)/generated from investing activities		(78)	997

Cash flows from financing activities
Proceeds from the issue of shares		64	126
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	29
Purchase of own shares for share trusts		(149)	(104)
Proceeds from borrowings		838	561
Repayment of borrowings		(1,255)	(794)
Capital element of finance lease payments		(5)	(8)
Net cash receipts on derivative financial instruments		410	2
Dividends paid to shareholders of the parent		(1,404)	(1,289)
Dividends paid to non-controlling interests		(89)	(92)
Net cash used in financing activities		(1,590)	(1,569)

Net cash (outflow)/inflow from operating, investing and financing activities		(269)	973
Effects of exchange rate changes		(56)	(40)
Net (decrease)/increase in cash and cash equivalents		(325)	933
Cash and cash equivalents at 1 April	10c	750	1,868
Cash and cash equivalents at end of period	10c	425	2,801

The notes on pages F-88 to F-97 are an integral part of this condensed interim financial information.

SABMiller plc
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the period ended 30 September

	Called up share capital US$m	Share premium account US$m	Merger relief reserve US$m	Other reserves US$m	Retained earnings US$m	Total shareholders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 April 2014 (audited)	167	6,648	4,321	(702)	15,885	26,319	1,163	27,482

Total comprehensive income	-	-	-	(1,018)	1,926	908	108	1,016
Profit for the period	-	-	-	-	1,974	1,974	123	2,097
Other comprehensive loss	-	-	-	(1,018)	(48)	(1,066)	(15)	(1,081)
Dividends paid	-	-	-	-	(1,290)	(1,290)	(93)	(1,383)
Issue of SABMiller plc ordinary shares	-	53	-	-	73	126	-	126
Proceeds from the issue of shares in subsidiaries to non-controlling interests	-	-	-	-	-	-	29	29
Payment for purchase of own shares for share trusts	-	-	-	-	(104)	(104)	-	(104)
Utilisation of merger relief reserve	-	-	(358)	-	358	-	-	-
Credit entry relating to share-based payments	-	-	-	-	87	87	-	87
At 30 September 2014 (unaudited)	167	6,701	3,963	(1,720)	16,935	26,046	1,207	27,253

At 1 April 2015 (audited)	168	6,752	3,963	(5,457)	17,746	23,172	1,183	24,355

Total comprehensive income	-	-	-	(1,709)	1,641	(68)	63	(5)
Profit for the period	-	-	-	-	1,640	1,640	117	1,757
Other comprehensive loss	-	-	-	(1,709)	1	(1,708)	(54)	(1,762)
Dividends paid	-	-	-	-	(1,405)	(1,405)	(77)	(1,482)
Issue of SABMiller plc ordinary shares	-	57	-	-	7	64	-	64
Payment for purchase of own shares for share trusts	-	-	-	-	(149)	(149)	-	(149)
Utilisation of merger relief reserve	-	-	(335)	-	335	-	-	-
Credit entry relating to share-based payments	-	-	-	-	29	29	-	29
At 30 September 2015 (unaudited)	168	6,809	3,628	(7,166)	18,204	21,643	1,169	22,812
Merger relief reserve

At 1 April 2015 the merger relief reserve comprised US$3,395 million in respect of the excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares and US$568 million (2014: US$926 million) relating to the merger relief arising on the issue of SABMiller plc ordinary shares for the buyout of non-controlling interests in the group’s Polish business. In the period ended 30 September 2015 the group transferred US$335 million (2014: US$358 million) of the reserve relating to the Polish business to retained earnings upon realisation of qualifying consideration.

The notes on pages F-88 to F-97 are an integral part of this condensed interim financial information.

SABMiller plc
NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation

The condensed consolidated interim financial information (the ‘financial information’) comprises the unaudited results of SABMiller plc for the six months ended 30 September 2015 and 30 September 2014. The financial information in this report is not audited and does not constitute statutory accounts within the meaning of s434 of the Companies Act 2006. The board of directors authorised this financial information for issue on 11 November 2015.

The unaudited financial information in this interim report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (the IASB). The financial information should be read in conjunction with the annual financial statements for the year ended 31 March 2015, which were prepared in accordance with International Financial Reporting Standards as issued by the IASB and IFRS Interpretations Committee interpretations (together, IFRS).

Items included in the financial information of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information is presented in US dollars which is the group’s presentational currency.

Accounting policies

The financial information is prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, and post-retirement assets and liabilities. Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information. The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 March 2015 as described in those financial statements, except for the following interpretations and amendments adopted by the group as of 1 April 2015 and which have had no material impact on the consolidated results of operations or financial position of the group:

—      Amendment to IAS 19, ‘Employee benefits’, on defined benefit plans;

—      Annual improvements to IFRS 2012; and

—      Annual improvements to IFRS 2013.

2. Segmental information

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group NPR and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically and, while not meeting the definition of a reportable segment, the group reports Corporate (2014: Corporate and South Africa: Hotels and Gaming) as a separate segment as this provides useful additional information.

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group’s performance.

Income statement

	Six months ended 30/9/15		Six months ended 30/9/14

	Group NPR Unaudited US$m	EBITA Unaudited US$m	Group NPR Unaudited US$m	EBITA Unaudited US$m

Latin America	2,564	872	2,874	1,036
Africa	3,300	758	3,592	818
Asia Pacific	2,065	423	2,154	450
Europe	2,227	404	2,713	502
North America	2,530	514	2,553	515
Corporate	-	(51)	-	(77)
Retained operations	12,686	2,920	13,886	3,244
South Africa: Hotels and Gaming	-	-	116	33
	12,686	2,920	14,002	3,277

Amortisation of intangible assets (excluding computer software) – group and share of associates’ and joint ventures’		(179)		(226)
Exceptional items in operating profit – group and share of associates’ and joint ventures’		(8)		285
Net finance costs – group and share of associates’ and joint ventures’		(293)		(342)
Share of associates’ and joint ventures’ taxation		(74)		(102)
Share of associates’ and joint ventures’ non-controlling interests		(39)		(65)
Profit before taxation		2,327		2,827

SABMILLER plc NOTES TO THE FINANCIAL INFORMATION (continued)

2. Segmental information (continued)

Group revenue and group NPR (including the group’s share of associates and joint ventures)

With the exception of South Africa: Hotels and Gaming, all reportable segments derive their revenues from the sale of beverages. Revenues are derived from a large number of customers which are internationally dispersed, with no customers being individually material.

Six months ended 30 September	Revenue 2015 Unaudited US$m	Share of associates’ and joint ventures’ revenue 2015 Unaudited US$m	Group revenue 2015 Unaudited US$m	Excise duties and other similar taxes 2015 Unaudited US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2015 Unaudited US$m	Group NPR 2015 Unaudited US$m

Latin America	3,444	-	3,444	(880)	-	2,564
Africa	2,992	1,043	4,035	(592)	(143)	3,300
Asia Pacific	1,338	1,412	2,750	(516)	(169)	2,065
Europe	2,122	831	2,953	(515)	(211)	2,227
North America	94	2,785	2,879	(2)	(347)	2,530
	9,990	6,071	16,061	(2,505)	(870)	12,686

Six months ended 30 September	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m

Latin America	3,900	-	3,900	(1,026)	-	2,874
Africa	3,253	1,119	4,372	(643)	(137)	3,592
Asia Pacific	1,575	1,360	2,935	(610)	(171)	2,154
Europe	2,563	1,046	3,609	(618)	(278)	2,713
North America	75	2,843	2,918	(2)	(363)	2,553
Retained operations	11,366	6,368	17,734	(2,899)	(949)	13,886
South Africa: Hotels and Gaming	-	133	133	-	(17)	116
	11,366	6,501	17,867	(2,899)	(966)	14,002

Operating profit and EBITA (segment result)

The following table provides a reconciliation of operating profit to operating profit before exceptional items, and to EBITA. EBITA comprises operating profit before exceptional items, amortisation of intangible assets (excluding computer software) and includes the group’s share of associates’ and joint ventures’ operating profit on a similar basis.

Six months ended 30 September 2015	Operating profit Unaudited US$m	Exceptional items Unaudited US$m	Operating profit before exceptional items Unaudited US$m	Share of associates’ and joint ventures’ operating profit before exceptional items Unaudited US$m	Amortisation of intangible assets (excluding computer software) Unaudited US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) Unaudited US$m	EBITA Unaudited US$m
Latin America	824	-	824	-	48	-	872
Africa	572	-	572	182	4	-	758
Asia Pacific	201	(29)	172	172	79	-	423
Europe	299	-	299	80	11	14	404
North America	(3)	-	(3)	494	2	21	514
Corporate	(65)	14	(51)	-	-	-	(51)
	1,828	(15)	1,813	928	144	35	2,920

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

2. Segmental information (continued)

Operating profit and EBITA (segment result) (continued)

Six months ended 30 September 2014	Operating profit Unaudited US$m	Exceptional items Unaudited US$m	Operating profit before exceptional items Unaudited US$m	Share of associates’ and joint ventures’ operating profit before exceptional items Unaudited US$m	Amortisation of intangible assets (excluding computer software) Unaudited US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) Unaudited US$m	EBITA Unaudited US$m

Latin America	975	-	975	-	61	-	1,036
Africa	597	-	597	216	5	-	818
Asia Pacific	125	64	189	162	99	-	450
Europe	386	-	386	77	10	29	502
North America	12	-	12	482	-	21	515
Corporate	(116)	39	(77)	-	-	-	(77)
Retained operations	1,979	103	2,082	937	175	50	3,244
South Africa: Hotels and Gaming	388	(388)	-	32	-	1	33
	2,367	(285)	2,082	969	175	51	3,277

The group’s share of associates’ and joint ventures’ operating profit is reconciled to the share of post-tax results of associates and joint ventures in the income statement as follows.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Share of associates’ and joint ventures’ operating profit (before exceptional items)	928	969
Share of associates’ and joint ventures’ exceptional items in operating profit	(23)	-
Share of associates’ and joint ventures’ net finance costs	(55)	(11)
Share of associates’ and joint ventures’ taxation	(74)	(102)
Share of associates’ and joint ventures’ non-controlling interests	(39)	(65)
Share of post-tax results of associates and joint ventures	737	791

Beverage volumes increase during the summer months leading to higher revenues being recognised in the first half of the year in the Europe and North America segments. Due to the spread of the business between Northern and Southern hemispheres, the results for the group as a whole are not highly seasonal in nature.

EBITDA

EBITA is reconciled to EBITDA as follows.

Six months ended 30 September	EBITA 2015 Unaudited US$m	Depreciation 2015 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2015 Unaudited US$m	EBITDA 2015 Unaudited US$m	EBITA 2014 Unaudited US$m	Depreciation 2014 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2014 Unaudited US$m	EBITDA 2014 Unaudited US$m

Latin America	872	141	-	1,013	1,036	159	-	1,195
Africa	758	132	58	948	818	141	64	1,023
Asia Pacific	423	31	77	531	450	34	72	556
Europe	404	97	33	534	502	116	42	660
North America	514	-	73	587	515	-	73	588
Corporate	(51)	14	-	(37)	(77)	17	-	(60)
Retained operations	2,920	415	241	3,576	3,244	467	251	3,962
South Africa: Hotels and Gaming	-	-	-	-	33	-	9	42
	2,920	415	241	3,576	3,277	467	260	4,004

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

2. Segmental information (continued)

Adjusted EBITDA

Adjusted EBITDA is comprised of the following.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Subsidiaries’ EBITDA	2,372	2,724
- Operating profit before exceptional items	1,813	2,082
- Depreciation (including amortisation of computer software)	415	467
- Amortisation (excluding computer software)	144	175

Group’s share of MillerCoors’ EBITDA	588	576
- Operating profit before exceptional items	494	482
- Depreciation (including amortisation of computer software)	73	73
- Amortisation (excluding computer software)	21	21

Adjusted EBITDA	2,960	3,300

3. Exceptional items

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Exceptional items included in operating profit:
Cost and efficiency programme costs	(14)	(39)
Integration and restructuring costs	29	(64)
Profit on disposal of investment in associate	-	388
Net exceptional gains included within operating profit	15	285

Share of associates’ and joint ventures’ exceptional items:
Restructuring costs	(23)	-
Group’s share of associates’ and joint ventures’ exceptional losses	(23)	-

Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items	1	(131)

Exceptional items included in operating profit

Cost and efficiency programme costs

In 2015 costs of US$14 million (2014: US$39 million) were incurred in relation to the cost and efficiency programme which will realise further benefits from the group’s scale through the creation of a global business services function, that will consolidate many back office and specialist functions, and the expansion of the global procurement organisation.

Integration and restructuring costs

In 2015 a credit of US$29 million was realised relating to integration and restructuring in Australia, following the successful resolution of certain claims leading to the release of provisions. In 2014 US$64 million of integration and restructuring costs were incurred in Asia Pacific following the Foster’s and the Pacific Beverages acquisitions, including impairments relating to the closure of a brewery.

Profit on disposal of investment in associate

In 2014 a profit of US$388 million, after associated costs, was realised on the disposal of the group’s investment in the Tsogo Sun hotels and gaming business in South Africa.

Share of associates’ and joint ventures’ exceptional items

Restructuring costs

In 2015 MillerCoors announced the closure of the Eden brewery with full effect from September 2016. Restructuring costs, including accelerated depreciation and severance costs, have been incurred of which the group’s share amounted to US$23 million.

Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items

Net taxation credits of US$1 million (2014: charges of US$131 million) arose in relation to exceptional items during the period.

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

4. Taxation

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Current taxation	546	737
- Charge for the period	534	737
- Adjustments in respect of prior periods	12	-
Withholding taxes and other remittance taxes	71	122
Total current taxation	617	859

Deferred taxation	(47)	(129)
- Credit for the period	(46)	(129)
- Adjustments in respect of prior periods	(1)	-

Taxation expense	570	730

Tax (credit)/charge relating to components of other comprehensive income is as follows:
Deferred tax (credit)/charge on financial instruments	(7)	8

Effective tax rate (%)	26.5	26.0

UK taxation included in the above
Current taxation	-	-
Withholding taxes and other remittance taxes	45	41
Total current taxation	45	41
Deferred taxation	-	-
UK taxation expense	45	41

The effective tax rate is calculated by expressing tax before tax on exceptional items and on amortisation of intangible assets (excluding computer software), including the group’s share of associates’ and joint ventures’ tax on a similar basis, as a percentage of adjusted profit before tax. The calculation is on a basis consistent with that used in prior periods and is also consistent with other group operating metrics. Tax on amortisation of intangible assets (excluding computer software) was US$51 million (2014: US$63 million).

MillerCoors is not a taxable entity. The tax balances and obligations therefore remain with Miller Brewing Company as a 100% subsidiary of the group. This subsidiary’s tax charge includes tax (including deferred tax) on the group’s share of the taxable profits of MillerCoors and includes tax in other comprehensive income on the group’s share of MillerCoors’ taxable items included within other comprehensive income.

5. Earnings per share

	Six months ended 30/9/15 Unaudited US cents	Six months ended 30/9/14 Unaudited US cents

Basic earnings per share	102.0	123.2
Diluted earnings per share	101.0	121.6
Headline earnings per share	102.0	109.6
Adjusted basic earnings per share	110.2	123.6
Adjusted diluted earnings per share	109.2	122.0
The weighted average number of shares was:
	Six months ended 30/9/15 Unaudited Millions of shares	Six months ended 30/9/14 Unaudited Millions of shares

Ordinary shares	1,676	1,673
Treasury shares	(59)	(65)
EBT ordinary shares	(9)	(6)
Basic shares	1,608	1,602
Dilutive ordinary shares	16	21
Diluted shares	1,624	1,623

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

5. Earnings per share (continued)

The calculation of diluted earnings per share excludes 11,283,531 (2014: 9,161,765) share options that were non-dilutive for the period because the exercise price of the options exceeded the fair value of the shares during the period, and 20,768,434 (2014: 19,364,157) share awards that were non-dilutive for the period because the performance conditions attached to the share awards had not been met. These share incentives could potentially dilute earnings per share in the future.

Adjusted and headline earnings

The group presents an adjusted earnings per share figure which excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the periods shown in the consolidated interim financial information. Adjusted earnings per share have been based on adjusted earnings for each financial period and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share have been calculated in accordance with the South African Circular 2/2013 entitled ’Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE). The adjustments made to arrive at headline earnings and adjusted earnings are as follows.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period attributable to owners of the parent	1,640	1,974
Headline adjustments
Profit on disposal of investment in associate	-	(388)
Impairment of property, plant and equipment	-	19
Tax effects of these items	-	151
Headline earnings	1,640	1,756
Cost and efficiency programme costs	14	39
Integration and restructuring costs (excluding impairment)	(29)	45
Amortisation of intangible assets (excluding computer software)	144	175
Tax effects of the above items	(49)	(76)
Non-controlling interests’ share of the above items	(2)	(3)
Share of associates’ and joint ventures’ other adjustments, net of tax and non-controlling interests	55	45
Adjusted earnings	1,773	1,981

6. Dividends

Dividends paid were as follows.
	Six months ended 30/9/15 Unaudited US cents	Six months ended 30/9/14 Unaudited US cents

Equity
Prior year final dividend paid per ordinary share	87.0	80.0

The interim dividend declared of 28.25 US cents per ordinary share is payable on 4 December 2015 to ordinary shareholders on the register as at 27 November 2015 and will absorb an estimated US$454 million of shareholders’ funds.

7. Intangible assets
	Six months ended 30/9/15 Unaudited US$m	Year ended 31/3/15 Audited US$m

Net book amount at beginning of period	6,878	8,532
Exchange adjustments	(517)	(1,424)
Additions - separately acquired	56	186
Acquisitions - through business combinations (provisional)	126	-
Amortisation	(177)	(410)
Impairment	-	(6)
Net book amount at end of period	6,366	(6,878)

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

8. Property, plant and equipment

	Six months ended 30/9/15 Unaudited US$m	Year ended 31/3/15 Audited US$m

Net book amount at beginning of period	7,961	9,065
Exchange adjustments	(574)	(1,515)
Additions	543	1,419
Acquisitions - through business combinations (provisional)	19	4
Disposals	(8)	(53)
Impairment	-	(73)
Depreciation	(382)	(821)
Other movements	(15)	(65)
Net book amount at end of period	7,544	7,961

9. Financial risk factors

In the normal course of business, the group is exposed to the following financial risks:

–    Market risk

–    Credit risk

–    Liquidity risk

A full description of the group’s exposure to the above risks and the group’s policies and processes that are in place to manage the risks arising, aided by quantitative disclosures, is included in note 21 to the annual financial statements for the year ended 31 March 2015. There has been no significant change in the nature of the financial risks to which the group is exposed, or the group’s policies and processes to manage these risks, since 1 April 2015.

Fair value estimation

The following table presents the group’s financial assets and liabilities that were measured at fair value.

	Level 1 30/9/15 Unaudited US$m	Level 2 30/9/15 Unaudited US$m	Level 3 30/9/15 Unaudited US$m	Total 30/9/15 Unaudited US$m	Level 1 31/3/15 Audited US$m	Level 2 31/3/15 Audited US$m	Level 3 31/3/15 Audited US$m	Total 31/3/15 Audited US$m

Assets
Derivative financial instruments	-	953	-	953	-	1,233	-	1,233
Available for sale investments	-	6	13	19	-	9	12	21
Total assets	-	959	13	972	-	1,242	12	1,254

Liabilities
Derivative financial instruments	-	(82)	-	(82)	-	(111)	-	(111)
Total liabilities	-	(82)	-	(82)	-	(111)	-	(111)

The levels of the fair value hierarchy and its application to the group’s assets and liabilities are described in full in note 21 to the annual financial statements for the year ended 31 March 2015. The methods and techniques employed in determining fair values are consistent with those used at 31 March 2015 and are summarised below. There were no transfers between levels in the six months ended 30 September 2015.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The fair values of financial instruments that are not traded in an active market (for example, over the counter derivatives or infrequently traded listed investments) are determined by using valuation techniques.

Level 3: Inputs for the asset or liability that are not based on observable market data.

The fair value of borrowings at 30 September 2015 was US$12,145 million (31 March 2015: US$13,048 million). The fair values were based on a combination of market quoted prices and cash flows discounted using prevailing interest rates. The fair values of all other financial assets and liabilities were equivalent to their carrying values.

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

10a. Reconciliation of profit for the period to net cash generated from operations

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period	1,757	2,097
Taxation	570	730
Share of post-tax results of associates and joint ventures	(737)	(791)
Net finance costs	238	331
Operating profit	1,828	2,367
Depreciation:
- Property, plant and equipment	278	315
- Containers	104	117
Container breakages, shrinkages and write-offs	15	4
Profit on disposal of investment in associate	-	(388)
Profit on disposal of property, plant and equipment	(15)	(13)
Amortisation of intangible assets	177	210
Impairment of property, plant and equipment	-	19
Impairment of working capital balances	14	12
Amortisation of advances to customers	16	19
Unrealised fair value loss/(gain) on derivatives included in operating profit	4	(4)
Dividends received from other investments	-	(1)
Charge with respect to share options	27	86
Charge with respect to Broad-Based Black Economic Empowerment costs	2	1
Other non-cash movements	(14)	(11)
Net cash generated from operations before working capital movements	2,436	2,733
Net outflow in working capital	(24)	(82)
Net cash generated from operations	2,412	2,651

10b. Reconciliation of net cash generated from operating activities to free cash flow

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Net cash generated from operating activities	1,399	1,545
Purchase of property, plant and equipment	(518)	(643)
Proceeds from sale of property, plant and equipment	20	38
Purchase of intangible assets	(64)	(53)
Investments in joint ventures	(58)	(18)
Dividends received from joint ventures	600	568
Dividends received from associates	133	139
Dividends received from other investments	-	1
Dividends paid to non-controlling interests	(89)	(92)
Free cash flow	1,423	1,485

10c. Analysis of net debt

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow statement as follows.

	As at 30/9/15 Unaudited US$m	As at 30/9/14 Unaudited US$m

Cash and cash equivalents (balance sheet)	629	3,015
Overdrafts	(204)	(214)
Cash and cash equivalents (cash flow statement)	425	2,801

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

10c. Analysis of net debt (continued)

Net debt is analysed as follows.

	As at 30/9/15 Unaudited US$m	As at 31/3/15 Audited US$m

Borrowings	(11,748)	(12,276)
Financing derivative financial instruments	841	1,114
Overdrafts	(204)	(215)
Finance leases	(58)	(53)
Gross debt	(11,169)	(11,430)
Cash and cash equivalents (excluding overdrafts)	629	965
Net debt	(10,540)	(10,465)

The movement in net debt is analysed as follows.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Gross debt US$m	Net debt US$m

At 1 April 2015	965	(215)	(12,276)	1,114	(53)	(11,430)	(10,465)
Exchange adjustments	(77)	21	99	(41)	3	82	5
Principal related cash flows	(260)	(10)	417	(410)	5	2	(258)
Acquisitions – through business combinations	1	-	(7)	-	(3)	(10)	(9)
Other movements	-	-	19	178	(10)	187	187
At 30 September 2015	629	(204)	(11,748)	841	(58)	(11,169)	(10,540)

The group has sufficient headroom to enable it to comply with all covenants on its existing borrowings. The group has sufficient undrawn financing facilities to service its operating activities and continuing capital investment for the foreseeable future and thus the directors have continued to adopt the going concern basis of accounting. The group had the following undrawn committed borrowing facilities available in respect of which all conditions precedent had been met at that date.

	As at 30/9/15 Unaudited US$m	As at 31/3/15 Audited US$m

Amounts expiring:
Within one year	15	65
Between one and two years	79	76
Between two and five years	3,500	3,503
	3,594	3,644

11. Commitments, contingencies and guarantees

Except as stated below there have been no material changes to commitments, contingencies or guarantees as disclosed in the annual financial statements for the year ended 31 March 2015.

Commitments

Contracts placed for future expenditure not provided in the financial information amounted to US$1,704 million at 30 September 2015 (31 March 2015: US$1,799 million).

Contracts placed for future capital expenditure for property, plant and equipment not provided in the financial information amounted to US$203 million at 30 September 2015 (31 March 2015: US$151 million).

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)

12. Related party transactions

There have been no material changes to the nature or relative quantum of related party transactions as described in the annual financial statements for the year ended 31 March 2015.

The following changes were made to key management during the period.

Jan du Plessis succeeded John Manser as Chairman, Domenic De Lorenzo was appointed as Chief Financial Officer and as a director, Javier Ferrán was elected as an independent non-executive director, John Manser and John Manzoni both retired from the board, and David Beran was elected as a director to replace Howard Willard as a nominee of Altria Group, Inc. on the board, all of which occurred at the conclusion of the annual general meeting on 23 July 2015.

Johann Nel was appointed as Group Human Resources Director and as a member of the group’s executive committee with effect from 14 September 2015.

Consequently as at 30 September 2015 there were 23 key management (31 March 2015: 23).

13. Post balance sheet events

On 11 November 2015 the boards of SABMiller and AB InBev announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. The transaction is expected to complete in the second half of 2016, subject to the satisfaction, or waiver, of certain conditions including, inter alia, anti-trust and other regulatory clearances and shareholder approvals.

ANNEX A

Annex A contains excerpts from the Rule 2.7 Announcement issued 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers. In the Rule 2.7 Announcement, Newbelco is referred to by its indicative name, “Newco” and the Rule 2.7 Announcement is referred to as the “Announcement”. The Rule 2.7 Announcement is filed as Exhibit 2.2 to the registration statement of which this prospectus forms a part (other than portions of that exhibit which are not specifically incorporated by reference into AB InBev’s current registration statements). The excerpts from the Rule 2.7 Announcement included below are provided for your convenience and are qualified in their entirety by reference to the full text of the Rule 2.7 Announcement as reproduced in Exhibit 2.2 to the registration statement of which this prospectus forms a part. We urge you to read Exhibit 2.2 in its entirety.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEWCO SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE TRANSACTION DOCUMENTS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

11 NOVEMBER 2015

RECOMMENDED ACQUISITION

OF

SABMILLER PLC

BY

ANHEUSER-BUSCH INBEV SA/NV

Proposed Structure of the Transaction

In summary, the Transaction will be implemented by means of the acquisition of SABMiller by Newco (a Belgian company to be formed by SABMiller (or an incorporation agent or other third party upon the instruction of SABMiller) for the purposes of the Transaction). AB InBev will then make a voluntary cash takeover offer for the shares in Newco of former SABMiller Shareholders for the purpose of satisfying the Cash Consideration and the cash element of the Partial Share Alternative. AB InBev will subsequently merge into Newco so that, following Completion of the Transaction, Newco will be the new holding company for the Combined Group.

It is intended that the Transaction will be effected by way of the three step process summarised below (the “Proposed Structure”). AB InBev and SABMiller reserve the right to implement the Transaction through different steps and processes, subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19. The precise steps and processes will be set out in the Transaction Documents. Pursuant to the Proposed Structure, Newco will become the holder of the entire issued and to be issued share capital of SABMiller, as well as all of the assets and liabilities of AB InBev at Completion, and the current AB InBev Shareholders (and those SABMiller Shareholders who will hold Restricted Shares pursuant to the Partial Share Alternative) will be the shareholders of Newco upon Completion.

Step 1: The UK Scheme

It is intended that, once the Pre-Conditions and the Conditions have been satisfied or waived, Newco will acquire the entire issued and to be issued share capital of SABMiller through a UK Court sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the Companies Act 2006. In addition to the Pre-Conditions and Conditions, the UK Scheme is subject to certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the UK Scheme Document and the Form of Election.

All conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural Conditions set out in paragraphs (b)(iii), (b)(iv), (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2) will be satisfied or waived prior to the UK Scheme becoming effective.

Under the terms of the UK Scheme:

(a)	the UK Scheme Shares will be transferred to Newco in consideration for which UK Scheme Shareholders will receive 100 Initial Shares for each UK Scheme Share;

(b)	UK Scheme Shareholders will have the opportunity to elect for the Partial Share Alternative or the Cash Consideration by completing a Form of Election;

(c)	UK Scheme Shareholders who validly complete a Form of Election will appoint the Agent in respect of all of their Initial Shares:

(i)	if they do not elect for the Partial Share Alternative, to tender their Initial Shares into the Belgian Offer in exchange for cash consideration of £0.44 per Initial Share; or

(ii)	if they elect for the Partial Share Alternative, to tender such number of Initial Shares into the Belgian Offer as is required to satisfy the cash element payable pursuant to the Partial Share Alternative including, if applicable, any additional cash payable as a result of pro rata scaling back of elections for the Partial Share Alternative (with the remaining Initial Shares to be retained by the relevant UK Scheme Shareholder and reclassified (and consolidated) into Restricted Shares shortly after completion of the Belgian Offer (see further Step 2 below));

(d)	UK Scheme Shareholders who do not validly complete a Form of Election shall be deemed to have elected for the Cash Consideration and to have appointed the Agent to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of £0.44 per Initial Share; and

(e)	UK Scheme Shareholders who elect for the Partial Share Alternative will be deemed to agree with Newco and AB InBev to be bound by the Belgian Merger in respect of all their Restricted Shares (see Step 3 below).

The Agent will act as the agent of the UK Scheme Shareholders and will act only on the basis of their elections or deemed elections. The Agent will not be authorised to respond to the Belgian Offer on behalf of UK Scheme Shareholders before the day on which the Belgian Offer closes.

Elections for the Cash Consideration and the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the issue of the Initial Shares until such time as AB InBev may determine prior to the Belgian Offer closing and will be set out in the Transaction Documents. Any election by UK Scheme Shareholders for the Cash Consideration will be invalid if such election is in breach of a contractual undertaking to elect for the Partial Share Alternative given to AB InBev in relation to the Transaction (unless determined otherwise). In such circumstances, the relevant SABMiller Shareholder will be deemed to have elected for the Partial Share Alternative in respect of their entire beneficial holding of SABMiller Shares.

The Initial Shares will be unlisted ordinary shares in Newco the terms of which are summarised in Appendix 6.

To become effective, the UK Scheme requires the approval of SABMiller Shareholders (or any class or classes of them) at a meeting or meetings convened with the permission of the UK Court. Any resolution proposed at the UK Scheme Court Meeting must be approved by a majority in number of the SABMiller Shareholders (or any such classes of them) present and voting at the meeting, either in person or by proxy, representing not less than 75% of the UK Scheme Shares voted at such UK Scheme Court Meeting.

As a result of the arrangements with Altria and BEVCO described in this Announcement, it will be necessary for SABMiller to determine with the UK Court whether, for the purposes of voting at the UK Scheme Court Meeting, Altria and/or BEVCO should be treated as one class along with all the other SABMiller Shareholders (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The UK Court will consider whether the legal rights of the SABMiller Shareholders under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for a particular SABMiller Shareholder or SABMiller Shareholders to be distinguished as a separate class.

In addition, a special resolution must be passed at the SABMiller General Meeting to deal with certain ancillary matters which require the approval of SABMiller Shareholders representing at least 75% of the votes cast at the SABMiller General Meeting (either in person or by proxy). The SABMiller General Meeting will be held immediately after the UK Scheme Court Meeting. The SABMiller Meetings will be held as soon as practicable after the AB InBev General Meeting and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

The UK Scheme shall lapse if:

•	the SABMiller Meetings are not held by the 22nd day after the expected date of the SABMiller Meetings to be set out in the UK Scheme Document in due course (or such later date as may be agreed between AB InBev and SABMiller);

•	the UK Scheme Court Sanction Hearing to approve the UK Scheme is not held by the later of the 22nd day after the expected date of such hearing as set out in the UK Scheme Document and 30 days after all the Conditions other than the Post Scheme Sanction Conditions and Condition (a)(iii) of Part A of Appendix 2 have been satisfied or waived (or such later date as may be agreed between AB InBev and SABMiller); or

•	the UK Scheme does not become effective by the Long Stop Date,

provided, however, that the deadlines for the timing of the SABMiller Meetings and the UK Scheme Court Sanction Hearing to approve the UK Scheme as set out above may be waived by AB InBev, and the deadline for the UK Scheme to become effective may be extended by agreement between SABMiller and AB InBev.

In addition, implementation of the UK Scheme will require Newco Shareholders to have approved the Capital Increase (including the issue of the Initial Shares). In order to be effective, the Capital Increase must be approved by the Newco General Meeting with a majority of 75% provided at least 50% of the Newco Shares are represented. The Newco General Meeting will be held as soon as practicable after the SABMiller General Meeting and the SABMiller General Meeting will be held as soon as practicable after the AB InBev General Meeting. Following the SABMiller Meetings and the Newco General Meeting, the UK Scheme must be sanctioned by the UK Court.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all SABMiller Shareholders, irrespective of whether or not they attended or voted at the SABMiller Meetings.

The UK Scheme Document will include full details of the UK Scheme together with the Partial Share Alternative and notices of the UK Scheme Court Meeting and the SABMiller General Meeting and the expected timetable, and will specify the action to be taken by SABMiller Shareholders. The UK Scheme Document will be despatched to SABMiller Shareholders as soon as reasonably practicable after the date on which the Pre-Conditions are satisfied and/or waived, as applicable.

The UK Scheme will be governed by English law. The UK Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority.

Newco will undertake to the UK Court on the terms to be set out in the UK Scheme to take the steps legally necessary on its part to satisfy the Post Scheme Sanction Conditions. AB InBev will undertake to the UK Court on the terms to be set out in the UK Scheme to take the steps necessary to implement the Belgian Offer and the Belgian Merger, subject only to the UK Scheme becoming effective, and to satisfy any Conditions to the Belgian Offer and/or the Belgian Merger that remain outstanding after the UK Scheme becomes effective. The Agent will undertake to the UK Court on the terms to be set out in the UK Scheme to tender the Initial Shares in the Belgian Offer on behalf of all the SABMiller Shareholders to the extent described above.

The UK Scheme is expected to become effective in the second half of 2016. It is intended that dealings in SABMiller Shares will be suspended shortly prior to the UK Scheme Effective Date at a time to be set out in the UK Scheme Document. It is further intended that: (i) an application will be made to the London Stock Exchange for the cancellation of trading of SABMiller Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of SABMiller Shares on the Official List; (ii) an application will be made to the JSE for the cancellation of the listing and trading of SABMiller Shares on the JSE; and (iii) the ADR programme in respect of SABMiller Shares will be terminated, in each case to take effect on or shortly after the UK Scheme Effective Date.

If the UK Scheme is sanctioned by the UK Court, SABMiller Shares held in treasury will be cancelled prior to the UK Scheme Record Time. Share certificates in respect of the SABMiller Shares will cease to be valid on the first Business Day following the UK Scheme Effective Date. In addition, entitlements held within the CREST system to the SABMiller Shares will be cancelled on the first Business Day following the UK Scheme Effective Date. As soon as reasonably practicable after the UK Scheme becomes effective, SABMiller will be re-registered as a private limited company and (unless AB InBev determines otherwise) will file a “check the box” election to be treated as an entity disregarded from Newco for US tax purposes, effective as of the day after SABMiller is re-registered as a private company.

The SABMiller Shares will be acquired pursuant to the UK Scheme fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement other than any Permitted Dividend (on the terms set out in paragraph 17 of this Announcement).

The deferred shares of £1 each in the capital of SABMiller (the “Deferred Shares”) will be repurchased by SABMiller prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares. Following such repurchase, the Deferred Shares will be held in treasury. A resolution to approve the repurchase will be proposed at the SABMiller General Meeting.

Newco will cancel all of the shares held by its incorporators with effect simultaneously with the completion of the Capital Increase. Immediately following the Capital Increase the UK Scheme Shareholders will own all of the issued and outstanding shares of Newco.

Step 2: The Belgian Offer

AB InBev will make a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the Initial Shares issued to the UK

Scheme Shareholders as a result of the UK Scheme. It is currently intended that the Belgian Offer will be made on the day following the UK Scheme Effective Date or as soon as reasonably practicable thereafter.

The Belgian Offer will be conditional on, among other things, (i) the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (ii) the UK Scheme becoming effective; (iii) the UK Scheme Shares being registered in the name of Newco; and (iv) the Initial Shares being issued by Newco to the SABMiller Shareholders pursuant to the Capital Increase. The AB InBev General Meeting will be held as soon as practicable before the SABMiller Meetings and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

All conditions to the Belgian Offer (other than the UK Scheme becoming effective, the UK Scheme Shares being registered in the name of Newco and the Initial Shares being issued by Newco to the UK Scheme Shareholders pursuant to the Capital Increase (which Newco will have undertaken to the UK Court to do)) will be satisfied prior to the UK Scheme becoming effective.

The Belgian Offer will be open until such time as AB InBev may determine on the day following the day on which the Conditions in paragraph (b) of Part A of Appendix 2 are satisfied (or such later date as AB InBev shall determine). Elections for the Cash Consideration and the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) until such time as AB InBev may determine prior to the closing of the Belgian Offer. SABMiller Shareholders will also have had the opportunity to instruct the Agent during the UK Scheme process (prior to being issued their Newco Shares). The Agent will not be authorised to respond to the Belgian Offer on behalf of UK Scheme Shareholders before the day on which the Belgian Offer closes.

Newco Shareholders or UK Scheme Shareholders who do not elect for the Partial Share Alternative will receive the Cash Consideration. Any election for the Cash Consideration will be invalid if such election is in breach of a contractual undertaking to elect for the Partial Share Alternative given to AB InBev in relation to the Transaction (unless determined otherwise).

Newco Shareholders who validly instruct the Agent to elect to receive the Partial Share Alternative will retain their Initial Shares and receive some cash (subject to and in accordance with the terms of the Partial Share Alternative) by tendering part of their holding of Initial Shares into the Belgian Offer to satisfy the cash element of the Partial Share Alternative and, if applicable, to reflect the pro rata scale back. Pursuant to the terms of the Newco Articles, the Initial Shares not acquired by AB InBev (which will be retained by SABMiller Shareholders who have elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Shares on completion of the Belgian Offer on the basis of one Restricted Share for every 188.879490590964 Initial Shares held. The aggregate entitlement of a holder of Initial Shares to Restricted Shares will be rounded down to the nearest whole number. Fractions of a Restricted Share will not be issued.

The sale of the Initial Shares tendered pursuant to the Belgian Offer by the UK Scheme Shareholders shall take place when the Agent accepts the Belgian Offer on behalf of the UK Scheme Shareholders by notifying AB InBev of the number of Initial Shares tendered in the context of the Belgian Offer.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme, and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. From Completion, the Restricted Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details of Newco and the rights attaching to the Restricted Shares are set out in paragraph 10 and Appendix 6 to this Announcement.

Upon closing of the Belgian Offer and pending completion of the Belgian Merger, the shareholders of Newco will be AB InBev and the holders of the Restricted Shares (being the SABMiller Shareholders who validly instructed the Agent to elect for the Partial Share Alternative).

At completion of the Belgian Offer the initial directors of Newco will resign and the appointment by the Newco General Meeting of new directors nominated upon instruction from AB InBev will be effective. See Appendix 6 to this Announcement for further details.

Step 3: The Belgian Merger and the Listings

Following closing of the Belgian Offer, AB InBev will merge into Newco through a reverse merger under the Belgian Companies Code, pursuant to which AB InBev Shareholders will become shareholders in Newco and Newco will be the surviving entity.

AB InBev Shareholders will receive one New Ordinary Share in Newco for each AB InBev Share held at the record date for the Belgian Merger.

The Belgian Merger is conditional on, among other things: (i) the Belgian Offer completing; (ii) the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (iii) the Newco Resolutions being passed by the requisite majority of Newco Shareholders at the Newco General Meeting; (iv) the Initial Shares tendered in the Belgian Offer being transferred to AB InBev; and (v) the notarial deed acknowledging completion of the Belgian Merger being passed. AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who as at the close of business on 10 November 2015 collectively hold approximately 51.8% of the issued share capital of AB InBev, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

All conditions to the Belgian Merger (other than the closing of the Belgian Offer and certain procedural conditions set out in paragraphs (c)(iv) and (c)(v) of Part A of Appendix 2 (which Newco and AB InBev will have undertaken to the UK Court to do)) will be satisfied prior to the UK Scheme becoming effective.

Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newco and Newco will automatically substitute for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon completion of the Belgian Merger, AB InBev will be dissolved by operation of Belgian law. The existing Newco Shares held by AB InBev will be cancelled and Newco will issue New Ordinary Shares to AB InBev Shareholders on a one-for-one basis.

In connection with the Belgian Merger, AB InBev and Newco will prepare and make available to AB InBev Shareholders and Newco Shareholders the Belgian Merger Documents summarising the background to and reasons for the Belgian Merger. In addition, AB InBev and Newco will prepare the Belgian Merger US Documents which will be made available to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States. The AB InBev Board and the Newco Board will also convene the AB InBev General Meeting and the Newco General Meeting, respectively.

It is expected that the Belgian Merger Documents will be made available no later than six weeks prior to the date on which the AB InBev General Meeting and the Newco General Meeting will be held (with the AB InBev General Meeting being held as soon as practicable before the SABMiller Meetings and the Newco General Meeting being held as soon as practicable after the SABMiller Meetings).

Upon or shortly after completion of the Belgian Merger, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock

Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the New York Stock Exchange, upon which each holder of AB InBev ADRs would automatically become a holder of ADRs representing a fixed ratio of New Ordinary Shares.

The AB InBev Board and the SABMiller Board each recognise that in order to achieve the expected benefits of the Transaction and optimise the structure going forwards, it may be desirable to implement certain restructurings or reorganisations. AB InBev and SABMiller or their subsidiaries intend to work together to consider and implement any such agreed steps at the appropriate time. The detailed steps for such restructurings or reorganisations are not yet known and finalisation of any such steps would be subject to appropriate engagement with stakeholders including employee representative bodies such as unions and works councils.

Indicative timetable for the Transaction

The timetable for the Transaction is dependent on the timing of the satisfaction and/or waiver of the Pre-Conditions and Conditions. However, SABMiller and AB InBev currently anticipate the following sequence of events. A full anticipated timetable will be set out in the UK Scheme Document and the Belgian Offer Prospectus.

Posting of the Transaction Documents	As soon as practicable following satisfaction or waiver of the Pre-Conditions

AB InBev General Meeting and SABMiller Meetings held	As soon as practicable following posting of the Transaction Documents

Newco General Meeting held	After the SABMiller General Meeting

UK Scheme Court Sanction Hearing	As soon as practicable following the AB InBev, SABMiller and Newco meetings and satisfaction or waiver of those Conditions that are to be satisfied before the UK Scheme becomes effective

UK Scheme Effective Date	As soon as practicable after the UK Scheme Court Sanction Hearing

Belgian Offer is closed	As soon as practicable (but at least one day) after the UK Scheme Effective Date

Belgian Merger is completed	Shortly after the Belgian Offer closes

Management and employees

Both AB InBev and SABMiller have deep roots in some of the most historic beer cultures around the world with strong management teams drawn from many different countries.

The Transaction will create one of the world’s leading consumer products companies and enhance existing capabilities of both AB InBev and SABMiller. The Combined Group will benefit from the skills, enthusiasm, commitment, energy and drive of the combined global talent base and offer significant opportunities for employees in a business of greater size and scope.

AB InBev attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. As a result, AB InBev would expect that key members of SABMiller’s management team and employees would play a significant role in the Combined Group across the organisation.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion and beyond. AB InBev and SABMiller have therefore agreed to certain retention and incentivisation arrangements for SABMiller employees.

SABMiller and AB InBev have agreed that certain SABMiller employees (excluding the SABMiller executive directors and the members of the executive committee) will be eligible for cash retention payments, payable in instalments over a period of 24 months from the date of this Announcement and conditional upon the employee performing satisfactorily and not resigning or being dismissed for cause prior to the relevant payment date.

SABMiller and AB InBev have also agreed that they may put in place such additional retention, transaction and incentivisation arrangements as they agree from time to time.

SABMiller and AB InBev have agreed that bonus payments for SABMiller employees (other than for the SABMiller executive directors) for the part year to Completion will be paid at 75% of maximum on a pro rata basis. AB InBev has also agreed that, for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment at the end of the financial year in which Completion occurs, bonus payments will be calculated by reference to actual performance achieved but will be subject to a multiplier of 1.2, provided certain targets are achieved. Any employee (other than the SABMiller executive directors) who leaves between Completion and the end of the financial year will be entitled to a bonus calculated by reference to the higher of 75% of maximum or actual performance (on a pro rata basis) less any payment made at Completion. Any employee (other than the SABMiller executive directors and the members of the executive committee) who is subject to a qualifying termination in the 24 months following Completion will have the period of notice to which they would otherwise be legally entitled doubled (up to a maximum of 12 months’ notice) for the purposes of calculating their notice payments.

In addition to these retention and incentive arrangements, AB InBev has agreed that it will, for at least one complete financial year following Completion, preserve the terms and conditions of employment of all employees who remain with the SABMiller Group.

The AB InBev Board recognises that in order to achieve the expected benefits of the Transaction, operational and administrative restructuring will be required following Completion. The detailed steps for such a restructuring are not yet known and finalisation of any such steps would be subject to appropriate engagement with stakeholders including employee representative bodies such as unions and works councils.

AB InBev confirms that, upon and following completion of the Transaction, it will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees in accordance with applicable law.

Further information in respect of employees and pensions will be set out in the UK Scheme Document.

SABMiller Share Plans

Share-based long-term incentives are an integral part of SABMiller’s approach to competitive performance-based pay and are aligned to shareholders’ returns over a 3 to 5 year period to ensure a clear line of sight between pay and value creation for shareholders. SABMiller grants value share awards and/or performance share awards under the SABMiller Share Award Plan and/or market value options or stock appreciation rights under the SABMiller Share Option Plans.

Performance share awards granted under the SABMiller Share Award Plan will vest when the UK Court sanctions the UK Scheme in accordance with the rules of the plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12 month period so that any awards granted or having a performance period beginning 12 months or more before the UK Court sanction will vest in full. SABMiller shall satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

Share options and stock appreciation rights granted under the SABMiller Share Option Plans will vest and become exercisable when the UK Court sanctions the UK Scheme in accordance with the rules of the relevant plan and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options and stock appreciation rights that are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options and stock appreciation rights that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

Value share awards granted under the SABMiller Share Award Plan will vest when the UK Court sanctions the UK Scheme in accordance with the rules of the plan and the number of shares which vest will be calculated in accordance with the applicable performance condition shortly before the UK Court sanctions the UK Scheme. SABMiller shall satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

If SABMiller grants options under the SABMiller plc Sharesave Plan such options will vest and become exercisable when the UK Court sanctions the UK Scheme for a limited period. Options may only be exercised using the savings a participant has made up to the date of exercise. Options exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

SABMiller Shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest and be released in full to participants prior to the UK Scheme Record Time.

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the UK Scheme Record Time will be satisfied by an allotment, issue or transfer of SABMiller Shares prior to the UK Scheme Record Time. The UK Scheme will extend to such SABMiller Shares.

Options and stock appreciation rights which are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller Shares. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which are or first become exercisable (or would have become exercisable but for any prohibition on exercise introduced into the rules of the relevant SABMiller Share Plan or otherwise imposed by SABMiller) in the period commencing with the UK Court sanctioning the UK Scheme and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time), will be immediately repurchased by SABMiller for an amount equal to the Cash Consideration. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion will be immediately transferred to Newco in exchange for an amount equal to the Cash Consideration. The terms of these repurchases and exchanges will be set out in the proposed amendments to SABMiller’s Articles of Association which will be considered at the SABMiller General Meeting.

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller Shares shall take place in the period from the UK Scheme Record Time to Completion.

Participants in the SABMiller Share Plans will be contacted separately regarding the terms of the appropriate proposals AB InBev will make to them and the effect of the UK Scheme on their awards, options and/or stock appreciation rights under the SABMiller Share Plans (as summarised above).

Financing of the Transaction

AB InBev intends to finance the cash consideration payable to SABMiller Shareholders pursuant to the Transaction from existing cash resources and third party debt.

AB InBev has entered into loan facilities with certain of its key relationship banks in connection with the financing of the cash consideration payable to SABMiller Shareholders pursuant to the Transaction.

In accordance with Rule 2.7(d) of the City Code, Lazard, as lead financial adviser to AB InBev, is satisfied that sufficient resources are available to AB InBev to satisfy in full the cash consideration payable pursuant to the terms of the Transaction.

Further information on the financing of the Transaction will be set out in the UK Scheme Document.

Offer-related arrangements

Confidentiality Agreements

AB InBev and SABMiller have entered into a mutual Confidentiality Agreement dated 14 October 2015 pursuant to which each of AB InBev and SABMiller has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than to permitted parties) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Transaction.

AB InBev and SABMiller have also entered into a Clean Team Confidentiality Agreement dated 10 November 2015 which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared.

In addition, AB InBev and SABMiller have entered into a Confidentiality and Joint Defence Agreement dated 11 November 2015, the purpose of which is to ensure that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel preserves the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

Co-operation Agreement

AB InBev and SABMiller have entered into the Co-operation Agreement pursuant to which AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the Pre-Conditions and Regulatory Conditions.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller have also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of any other official authorisation or regulatory clearance required in relation to the implementation of the Transaction.

AB InBev has the right to terminate the Co-operation Agreement if: the SABMiller board withdraws or modifies its recommendation in respect of the Transaction; SABMiller announces that it will not convene the UK Court

Meeting or the SABMiller General Meeting or post the UK Scheme Document (or UK Offer Document, as the case may be); the UK Court Meeting, Newco General Meeting and UK Scheme Court Sanction Hearing are not held by the specified dates; a Pre-condition or Condition is not satisfied or waived or has become incapable of satisfaction or waiver (where its invocation has been permitted by the Panel) by the Long Stop Date; the SABMiller Resolutions and Newco Resolutions are not passed; a Competing Proposal is recommended by the Relevant SABMiller Directors or completes; if the Transaction is, with the permission of the Panel and, when applicable, the BFSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date; or if Completion has not occurred by the Long Stop Date. The Co-operation Agreement will also terminate upon notice by either part on the occurrence of a Break Payment Event.

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event, AB InBev has agreed to pay or procure the payment to SABMiller of US$3 billion if:

•	key AB InBev Resolutions are not passed by the specified date;

•	at or before the start of the AB InBev General Meeting, the AB InBev Board withdraws its recommendation to AB InBev Shareholders to vote in favour of the key AB InBev Resolutions and SABMiller confirms that it no longer intends to proceed with the Transaction (and the Panel and BFSMA, if applicable, confirms that AB InBev is no longer required to proceed with the Transaction); or

•	any Pre-condition or Regulatory Condition has not been satisfied or waived by 11:59pm on the date which is 14 days prior to the Long Stop Date, or AB InBev invokes (and is permitted by the Panel to invoke) any Pre-condition or Regulatory Condition prior to the Long Stop Date,

(each a “Break Payment Event”).

AB InBev and SABMiller have agreed to work together in good faith to develop a proposal in relation to SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme (the “Zenzele Scheme”) as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so) (a “Proposal”). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree) or, if applicable, from the date of agreement between AB InBev and SABMiller on any Proposals, SABMiller will not give notice of an acceleration of the expiry of the Zenzele Scheme or a Proposal without AB InBev’s consent.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion (expected to be in the second half of 2016) and beyond. AB InBev and SABMiller have therefore agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Plans. Information about the SABMiller Share Plans is set out in paragraph 14 above.

Tax Matters Agreement

AB InBev and Altria have entered into a Tax Matters Agreement, pursuant to which Newco will provide assistance and co-operation to, and will give certain representations, indemnities and undertakings to, Altria in relation to certain matters that are relevant to Altria under US tax legislation. This Tax Matters Agreement will replace the existing Tax Matters Agreement that is in place between Altria and SABMiller.

Information Rights Agreement

AB InBev and Altria have entered into an Information Rights Agreement, pursuant to which Newco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in Newco. This Information Rights Agreement will replace the existing Relationship Agreement that is in place between Altria and SABMiller.

Availability of offer related arrangements to other SABMiller Shareholders

Any UK Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newco:

(a)	on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newco Board that it meets the following criteria:

(i)	it is a United States corporation;

(ii)	it owns (or is deemed to own for US Federal income tax purposes) no less than five per cent. of the UK Scheme Shares; and

(iii)	it owns (or is deemed to own for US Federal income tax purposes) no less than ten per cent. of the Restricted Shares at Completion.

(b)	on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newco Board that it meets the following criteria:

(i)	it is the sole legal and beneficial holder of no less than ten per cent. of the share capital of Newco in issue from time to time;

(ii)	for the purposes of its financial reporting it accounts for its shareholding in Newco on the basis of the equity method of accounting in accordance with US GAAP; and

(iii)	it is a US listed company subject to the reporting requirements under the US Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

Dividends

Under the terms of the Transaction and save as set out below, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six month period ending 30 September or 31 March prior to Completion, provided that:

(a)	any such dividend shall not exceed:

(i)	US$0.2825 per SABMiller Share for the six month period ended 30 September 2015;

(ii)	US$0.9375 per SABMiller Share for the six month period ending 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii)	in respect of any subsequent six month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 30 September 2015; and

(iv)	in respect of any subsequent six month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share for the relevant six month period as compared to the ratio for the six month period ending 31 March 2016;

(b)	any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in the following financial year;

(c)	the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)	the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)	the resolution at the relevant annual meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Date has not occurred prior to that date, each dividend that is permissible under these criteria being a “Permitted Dividend”, and together, the “Permitted Dividends”.

For the avoidance of doubt, if Completion occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller Shareholders will not be entitled to receive such dividend.

If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to the UK Scheme Effective Date, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev reserves the right to reduce the Consideration by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Share shall be calculated by reference to the value of 0.483969 of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of a reduction in Consideration) and the amount of any dividend not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted from Bloomberg at 4.30 pm GMT on the same date).

Appendix 1

PRE-CONDITIONS TO THE TRANSACTION

The posting of the UK Scheme Document (or making of a UK Offer, if applicable) will take place following the satisfaction or waiver of the Pre-Conditions below. AB InBev shall be entitled to waive each of the following Pre-Conditions in whole or in part.

European Commission clearance

(a)	Insofar as the Transaction constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:

(i)	the European Commission having issued a decision allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)	if any aspect of the Transaction is referred to one or more competent authorities of a European Union or EFTA state under Article 9 of the Regulation, clearance, or confirmation that the Transaction may proceed having been received from each such competent authority.

US clearance

(b)	All necessary notifications and filings having been made and all or any applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Transaction and the proposed acquisition of any SABMiller Shares or control of SABMiller by AB InBev or any member of the AB InBev Group.

Chinese MOFCOM clearance

(c)	Insofar as the Transaction triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Transaction or allowing the Transaction to proceed without conditions or on conditions proposed or offered by AB InBev, or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Transaction having expired.

South Africa

(d)	The Competition Tribunal or the Competition Appeal Court, as the case may be, having approved the Transaction without conditions or on conditions proposed or offered by AB InBev, under the South African Competition Act, 89 of 1998 (as amended).

(e)	The Financial Surveillance Department of the South African Reserve Bank having accorded exchange control approval for the Transaction, in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev.

Appendix 2

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part A: Conditions to the Transaction

The Transaction will be conditional upon the UK Scheme becoming effective by no later than the Long Stop Date.

UK Scheme

(a)	The UK Scheme will be conditional upon:

(i)	its approval by a majority in number of the UK Scheme Shareholders (or the relevant class or classes thereof, if applicable, unless all members of any such class have consented to be bound by the UK Scheme) present and voting, either in person or by proxy, at the UK Scheme Court Meeting (or at any separate class meeting which may be required by the UK Court) and representing not less than 75% in value of the UK Scheme Shares (or the relevant class or classes thereof, if applicable) voted by them, or such approval at any adjournment of any such meeting, held on or before the 22nd day after the expected date of the UK Scheme Court Meeting to be set out in the UK Scheme Document in due course or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow;

(ii)	all resolutions in connection with or necessary to approve and implement the Transaction being duly passed by the requisite majority or majorities at the SABMiller General Meeting, or at any adjournment of that meeting, held on or before the 22nd day after the expected date of the SABMiller General Meeting to be set out in the UK Scheme Document in due course (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iii)	the sanction of the UK Scheme by the UK Court with or without modification (but subject to any such modification being acceptable to AB InBev and SABMiller) by the later of: (A) the 22nd day after the expected date of the UK Scheme Court Sanction Hearing to be set out in the UK Scheme Document in due course; and (B) 30 days after all the Conditions other than the Post Scheme Sanction Conditions and this Condition (a)(iii) have been satisfied or waived (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iv)	the following occurring prior to delivery of the UK Scheme Court Order to the Registrar of Companies of England and Wales and the UK Scheme becoming effective pursuant to section 899(4) Companies Act 2006: (A) stock transfer forms which complete the transfer of all the UK Scheme Shares to Newco and which will enable Newco to be registered as the sole shareholder of SABMiller having been duly stamped under the applicable laws of the UK; or (B) other arrangements having been made with the appropriate tax authorities satisfactory to AB InBev and designed to ensure that there is no stamp duty related impediment to Newco becoming registered as the sole shareholder of SABMiller within five working days of the UK Scheme Effective Date (where ‘working day’ means a day on which HM Revenue & Customs Stamp Office is open);

(v)	delivery of a copy of the UK Scheme Court Order to the Registrar of Companies in England and Wales; and

(vi)	the Belgian Offer and the Belgian Merger having become unconditional save for any Conditions relating to the UK Scheme becoming effective and for the satisfaction of the Post Scheme Sanction Conditions and no other Conditions set out in paragraphs (a) to (hh) of Part B below being outstanding or not having been waived.

Belgian Offer

(b)	The Belgian Offer will be conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the UK Scheme becoming effective by no later than the Long Stop Date;

(iii)	the UK Scheme Shares being registered in the name of Newco; and

(iv)	the Initial Shares being issued by Newco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

Condition (i) of this paragraph (b) is also a condition to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newco will undertake to the UK Court as part of the UK Scheme to satisfy Condition (iv) of this paragraph (b).

Belgian Merger

(c)	The Belgian Merger will be conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions;

(iii)	closing of the Belgian Offer in accordance with its terms;

(iv)	the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the notarial deed acknowledging completion of the Belgian Merger or such later date as AB InBev may determine; and

(v)	the notarial deed acknowledging completion of the Belgian Merger being passed.

Conditions (i) and (ii) inclusive of this paragraph (c) are also conditions to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newco and AB InBev will undertake to the UK Court as part of the UK Scheme to satisfy Conditions (iii), (iv) and (v) of this paragraph (c).

Part B: Additional Conditions to the UK Scheme

In addition, AB InBev and SABMiller have agreed that the Transaction will (subject to the City Code and to the extent permissible by law and regulation) be conditional upon the following Conditions and, accordingly, the necessary actions to make the UK Scheme effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

European Commission clearance

(a)	if the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 is waived, insofar as the Transaction constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:

(i)	the European Commission having issued a decision allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)	if any aspect of the Transaction is referred to one or more competent authorities of a European Union or EFTA state under Article 9 of the Regulation, clearance, or confirmation that the Transaction may proceed having been received from each such competent authority;

US clearance

(b)	if the Pre-Condition set out in paragraph (b) (US clearance) of Appendix 1 is waived, all necessary notifications and filings having been made and all or any applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Transaction and the proposed acquisition of any SABMiller Shares or control of SABMiller by AB InBev or any member of the AB InBev Group;

Chinese MOFCOM clearance

(c)	if the Pre-Condition set out in paragraph (c) (Chinese MOFCOM clearance) of Appendix 1 is waived, insofar as the Transaction triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Transaction or allowing the Transaction to proceed without conditions or on conditions proposed or offered by AB InBev, or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Transaction having expired;

South Africa

(d)	if the Pre-Condition set out in paragraph (d) (South Africa) of Appendix 1 is waived, the Competition Tribunal or the Competition Appeal Court, as the case may be, having approved the Transaction without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended);

(e)	if the Pre-Condition set out in paragraph (e) (South Africa) of Appendix 1 is waived, the Financial Surveillance Department of the South African Reserve Bank having accorded exchange control approval for the Transaction, in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev;

Colombia

(f)	insofar as the Transaction triggers a mandatory merger control filing, a filing having been made to and accepted by Superintendencia de Industria y Comercio (“SIC”) pursuant to the competition laws (Law 155 of 1959 and Law 1340 of 2009, as amended) and relevant regulations and SIC having issued a decision not objecting to the Transaction or conditioning the Transaction and allowing it to proceed without conditions or on conditions proposed or offered by AB InBev, or the applicable waiting period under Law 1340 of 2009 in respect of the review of the Transaction having expired;

Ecuador

(g)	in so far as prior notification and approval is required under the thresholds of Art. 16 of the Ley Orgánica de Regulación de Control del Poder de Mercado (“LORCPM”), the merger control notification having been submitted and cleared by the Superintendencia de Control del Poder de Mercado, by virtue of a decision from the First Instance Commission Decision, clearing the Transaction without conditions or on conditions proposed or offered by AB InBev in accordance with Art. 21 of the LORCPM;

Australia

(h)	the Australian Competition and Consumer Commission not having notified AB InBev that it objects to or proposes to take any steps to oppose the Transaction under section 50 of the Australian Competition and Consumer Act 2010 (Cth);

(i)	either (i) AB InBev having received written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) or its successor legislation (“Australian Foreign Investment Laws”) to the effect that the Commonwealth Government does not object to the Transaction; or (ii) following notice of the Transaction having been given by AB InBev under Australian Foreign Investment Laws, the Commonwealth Treasurer ceasing to be empowered to make an order in respect of the Transaction due to the expiry of the applicable statutory waiting period;

India

(j)	the Competition Commission of India having granted approval for the Transaction without conditions or on conditions proposed or offered by AB InBev or all applicable waiting periods under the Indian Competition Act 2002 in respect of the review of the Transaction having expired;

Canada

(k)	insofar as the Transaction is subject to mandatory notification under Part IX of the Competition Act (Canada):

(i)	the Commissioner of Competition having issued an advance ruling certificate under subsection 102(1) of the Competition Act (Canada), or

(ii)	(A) any applicable waiting period under the Competition Act (Canada) having expired or been waived, and (B) unless waived in writing by AB InBev, at its sole discretion, AB InBev having received written confirmation from the Commissioner of Competition stating that the Commissioner of Competition does not intend to make an application under section 92 of the Competition Act (Canada) in respect of the Transaction;

General antitrust and regulatory

(l)	all necessary clearance decisions having been received or waiting periods (including any extensions thereof) having expired or been terminated under any antitrust laws in jurisdictions where AB InBev acting reasonably determines that an antitrust filing should be made in each case in respect of the Transaction and the acquisition or the proposed acquisition of any shares or other securities in, or control of, any member of the SABMiller Group by any member of the AB InBev Group or Newco;

(m)	there not continuing to be outstanding any statute, regulation, decision or order which would make the Transaction, its implementation or the acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, void, illegal and/or unenforceable under the laws of any relevant jurisdiction;

(n)	in any jurisdiction other than the European Union (including its member states), the United States, China, South Africa, Colombia, Ecuador, Australia, India and Canada no anti-trust regulator, court or tribunal having decided or given notice of its decision to take, institute, implement any action, proceeding, suit, investigation, enquiry or reference or withdrawal of a clearance decision, or having required any action or step to be taken or otherwise having done anything or having enacted or made any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same) and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the Combined Group taken as a whole or in the context of the Transaction:

(i)

make the Transaction, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, void, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly prevent, prohibit, or restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise impede, challenge, interfere, hinder the Transaction or its implementation or require amendment to the terms of the Transaction or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, or otherwise challenge or interfere therewith;

(ii)	require any member of the SABMiller Group or any member of the AB InBev Group to sell, divest, hold separate, or otherwise dispose of all or any part of their respective businesses, operations, product lines, assets or property, or to prevent or materially delay any of the above;

(iii)	require any member of the Combined Group to conduct its business or any part thereof in a specified manner or impose any limitation on the ability of all or any of them to conduct their respective businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof);

(iv)	impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or any member of the SABMiller Group to conduct, integrate or co-ordinate all or any part of its business with all or part of the business of any other member of the AB InBev Group and/or the SABMiller Group;

(v)	impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or Newco directly or indirectly to acquire, hold or to exercise effectively all or any rights of ownership in respect of shares, loans or securities convertible into shares or any other securities (or the equivalent) in SABMiller or on the ability of members of Newco or AB InBev or any member of the AB InBev Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in, or to exercise voting or management control over, any member of the SABMiller Group;

(vi)	prevent or delay a divestiture, or alter the terms envisaged for any proposed divestiture by any member of the AB InBev Group or the SABMiller Group of any shares or other securities (or the equivalent) in any business, asset or property of any member of the SABMiller Group or any member of the AB InBev Group;

(vii)	require any member of the AB InBev Group or the SABMiller Group to acquire, or offer to acquire any shares or other securities (or the equivalent) or any interest in any member of the SABMiller Group or any member of the AB InBev Group or any asset owned by any third party other than in connection with the implementation of the Transaction;

(viii)	require any member of the SABMiller Group or the AB InBev Group to relinquish, terminate or amend in any way any contract to which any member of the SABMiller Group or the AB InBev Group is a party;

(ix)	result in any member of the SABMiller Group or any member of the AB InBev Group ceasing to be able to carry on business under any name under which it currently does so in any jurisdiction; or

(x)	otherwise materially adversely affect all or any of the business, assets, liabilities, profits, financial or trading position, operational performance or prospects of any member of the AB InBev Group or any member of the SABMiller Group;

AB InBev Shareholder approval

(o)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

Newco Shareholder approval

(p)	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions;

Deferred Shares

(q)	prior to the UK Scheme Effective Date, the Deferred Shares having been repurchased by SABMiller and held in treasury;

Listings, Prospectus and SEC Registration of New Ordinary Shares

(r)	Euronext Brussels having acknowledged to AB InBev or its agent (and such acknowledgment not having been withdrawn) that the application for the admission for listing and trading of the New Ordinary Shares on Euronext Brussels has been approved in principle (subject to satisfaction of any conditions to which such approval is expressed to be subject (for the purpose of this paragraph, “Euronext listing conditions”)), with such approval to become unconditional upon the Euronext listing conditions having been satisfied and listing and trading to become effective as soon as practicable after the approval having become unconditional;

(s)	the Belgian Listing Prospectus being approved by the BFSMA;

(t)	Newco or its agent having received confirmation from the JSE (and such confirmation not having been withdrawn) that: (i) the application for the secondary listing of the New Ordinary Shares on the main board of the JSE has been approved, subject to the satisfaction of any conditions customary to transactions of this nature to which such approval is expressed to be subject (for the purpose of this paragraph, “JSE listing conditions”); and (ii) that the New Ordinary Shares will, subject to the satisfaction of the JSE listing conditions, be admitted to trading on the main board of the JSE on or shortly after Completion;

(u)	Newco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for listing and trading of the New Ordinary Shares (and the American Depositary Shares representing a fixed ratio to such New Ordinary Shares) on the New York Stock Exchange has been approved, subject only to the remaining Transaction steps being completed, with such listing and trading to become effective on or shortly after Completion;

(v)	absent an available exemption from the registration requirements of the US Securities Act, an appropriate registration statement for the New Ordinary Shares to be issued to AB InBev Shareholders pursuant to Step 3 of the Transaction having been declared effective under the US Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued nor proceedings for that purpose having been initiated or threatened by the SEC;

(w)	the Mexican Secondary Listing Documents having been approved by the competent authorities;

(x)	Newco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for registering the New Ordinary Shares in the Registro Nacional de Valores (National Securities Registry) and their listing and trading on the Mexico Stock Exchange has been approved, with such registration, listing and trading to become effective on or shortly after Completion;

(y)	the Belgian Offer Prospectus being approved by the BFSMA;

(z)	the prospectus to be issued by Newco for the purposes of the Transaction having been filed with and approved by the South African Companies and Intellectual Property Commission;

General Third Party clearances

(aa)

all necessary filings, notifications or applications, other than anti-trust or merger control notifications, filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (including shareholder approvals) which are necessary or reasonably deemed appropriate by AB InBev or any member of the Wider AB InBev Group for or in respect of the Transaction or the proposed direct or indirect acquisition of any shares or other securities in, or control of, SABMiller or any member of the Wider SABMiller Group by any member of the Wider AB InBev Group or Newco having been obtained in terms and in a form reasonably satisfactory to AB InBev from any relevant central bank, ministry, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction (each a “Third Party”) or persons with whom any member of the Wider SABMiller Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or reasonably appropriate to carry on the business of any member of the Wider SABMiller Group which is material in the context of either the AB InBev Group or the SABMiller Group as a whole remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Transaction becomes otherwise unconditional, in each such case, to an extent or in a manner which is material in the context of the SABMiller Group or the AB InBev Group, as the case may be, or in the context of the Transaction;

(bb)	other than in respect of Conditions (a) to (k) above, no Third Party having decided to take, institute or, implement any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the SABMiller Group or AB InBev Group, in either case taken as a whole, or in the context of the Transaction:

(i)	require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider AB InBev Group or any member of the Wider SABMiller Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

(ii)	require, prevent or delay the divestiture by any member of the Wider AB InBev Group or Newco of any shares or other securities in the SABMiller Group;

(iii)	impose any limitation on, or result in a delay in, the ability of any member of the Wider AB InBev Group or Newco directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider SABMiller Group or the Wider AB InBev Group or to exercise management control over any such member;

(iv)	otherwise adversely affect the business, assets, profits or prospects of any member of the Wider AB InBev Group or of any member of the Wider SABMiller Group;

(v)	make the Transaction, its implementation, its financing or the acquisition or proposed acquisition by AB InBev, Newco or any member of the Wider AB InBev Group of any shares or other securities in, or control of the SABMiller Group void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(vi)

except pursuant to Chapter 3 of Part 28 of the Companies Act 2006, if the Transaction is implemented by way of a UK Offer, require any member of the Wider AB InBev Group or the Wider SABMiller Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider SABMiller Group or the Wider AB InBev Group owned by any third party;

(vii)	impose any limitation on the ability of any member of the Wider SABMiller Group or the Wider AB InBev Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to any member of the Wider SABMiller Group or the Wider AB InBev Group; or

(viii)	result in any member of the Wider SABMiller Group or the Wider AB InBev Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Transaction or the acquisition or proposed acquisition of any SABMiller Shares or Newco Shares having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc.

(cc)	save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Transaction, the Belgian Offer or the Belgian Merger, or the proposed acquisition of any shares or other securities in SABMiller or Newco, or because of a change in the control or management of SABMiller, Newco or otherwise, would or would reasonably be expected to result in to the extent which is material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction:

(i)	any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii)	any assets or interests of any such member being or being required to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)	the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such member ceasing to be able to carry on its business under any name under which it presently does so; or

(viii)	the creation of any liability, actual or contingent, by any such member other than trade creditors or other liabilities in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this Condition in each case which is or would be material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction;

Certain events occurring since 31 March 2015

(dd)	save as Disclosed, no member of the Wider SABMiller Group having, since 31 March 2015:

(i)	save as between SABMiller, Newco and wholly-owned subsidiaries of SABMiller or for SABMiller Shares issued under or pursuant to the exercise of options and vesting of awards granted under the SABMiller Share Plans, issued, authorised or proposed the issue of additional shares of any class;

(ii)	save as between SABMiller, Newco and wholly-owned subsidiaries of SABMiller or for the grant of options and awards and other rights under the SABMiller Share Plans, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)	other than to another member of the SABMiller Group or in respect of any Permitted Dividend, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise;

(iv)	save for intra-Wider SABMiller Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(v)	save for intra-Wider SABMiller Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider SABMiller Group taken as a whole;

(vii)	issued, authorised or proposed the issue of any debentures or (save for intra-Wider SABMiller Group transactions or in the ordinary course of business), incurred or increased any indebtedness or become subject to any contingent liability in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(viii)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ix)	implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or other executive committee member of the SABMiller Group;

(x)

entered into or varied or authorised, proposed or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise)

which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the Wider SABMiller Group or the Wider AB InBev Group or which involves or is reasonably likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xi)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xii)	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider SABMiller Group or the Wider AB InBev Group other than to a nature and extent which is normal in the context of the business concerned, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xiii)	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the SABMiller Group taken as a whole;

(xiv)	entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any transaction (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

(xv)	except in relation to changes made or agreed in order to comply with legislation or changes to legislation, having made or agreed or consented to any change to:

(1)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider SABMiller Group for its directors, employees or their dependents;

(2)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(3)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(4)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,

in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xvi)	proposed, agreed to provide or modified the terms of any of the SABMiller Share Plans or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the Wider SABMiller Group or which constitutes a material change to the terms or conditions of employment of any senior employee of the Wider SABMiller Group, save as agreed by the Panel and by AB InBev; or

(xvii)	taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of SABMiller Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the City Code;

No adverse change, litigation or regulatory enquiry

(ee)	save as Disclosed, since 31 March 2015:

(i)	no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider SABMiller Group which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider SABMiller Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider SABMiller Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Wider SABMiller Group which in any such case has had or might reasonably be expected to have a material adverse effect on the Wider SABMiller Group taken as a whole;

(iii)	no contingent or other liability having arisen or become apparent to AB InBev which would or would be reasonably expected to have a materially adverse effect on the Wider SABMiller Group taken as a whole;

(iv)	no amendment or termination of any joint venture or partnership to which any member of the Wider SABMiller Group is a party having been agreed or permitted (in each case, to the extent which is material in the context of the Wider SABMiller Group as a whole); and

(v)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider SABMiller Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which has had, or would reasonably be expected to have, a material adverse effect on the Wider SABMiller Group taken as a whole;

No discovery of certain matters

(ff)	save as Disclosed, AB InBev not having discovered:

(i)	that any financial, business or other information concerning the Wider SABMiller Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider SABMiller Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)	that any member of the Wider SABMiller Group, partnership, company or other entity in which any member of the Wider SABMiller Group has a significant economic interest and which is not a subsidiary undertaking of SABMiller is subject to any liability (contingent or otherwise) which in any such case is material in the context of the Wider SABMiller Group taken as a whole; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider SABMiller Group and which is material and adverse in the context of the Wider SABMiller Group taken as a whole;

(gg)	save as Disclosed, AB InBev not having discovered that:

(i)

any past or present member of the Wider SABMiller Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Wider SABMiller Group and which in any such case is material in the context of the Wider SABMiller Group taken as a whole;

(ii)	there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider SABMiller Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider SABMiller Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the Wider SABMiller Group taken as a whole;

(iii)	circumstances exist (whether as a result of the Transaction or otherwise) which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the Wider AB InBev Group or any present or past member of the Wider SABMiller Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any material liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, re-instate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider SABMiller Group (or on its behalf) or by any person for which a member of the Wider SABMiller Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest which is material in the context of the Wider SABMiller Group taken as a whole; or

(i)	circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider SABMiller Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider SABMiller Group and which is material in the context of the SABMiller Group taken as a whole; and

Anti-corruption, sanctions and criminal property

(hh)	save as Disclosed, AB InBev not having discovered that:

(i)	(a) any past or present member, director, officer, employee or agent of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation or (b) any person or entity that performs or has performed services for or on behalf of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation; or

(ii)	any asset of any member of the Wider SABMiller Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition); or

(iii)

the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer, employee thereof, has directly or indirectly engaged in any business with, made any investment in, made any goods, funds or assets available to or received any goods, funds or assets from any government agency, individual or public or private entity (a) in, or established or ordinarily resident in, Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine; or (b) specially designated for sanctions under US, European Union, or European Union Member State economic sanctions laws, regulations, or orders, or in respect of which US or European Union persons or entities, or persons or entities in those territories, are otherwise restricted in dealing with under those sanctions measures; or

(iv)	the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer, employee thereof, has directly or indirectly engaged in any transaction that would cause AB InBev to be in breach of any law or regulation upon or following its acquisition of SABMiller, including without limitation any US, European Union, or European Union Member State anti-bribery, anti-money laundering, or economic sanctions laws, regulations, or orders.

For the purposes of these Conditions the “Wider SABMiller Group” means SABMiller and its subsidiary undertakings, associated undertakings, and any other undertaking in which SABMiller and/or such undertakings (aggregating their interests) have a significant interest and the “Wider AB InBev Group” means AB InBev and its subsidiary undertakings, associated undertakings and any other undertaking in which AB InBev and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act 2006, “associated undertaking” has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20% or more of the equity share capital (as defined in the Companies Act 2006).

Part C: Waiver and Invocation of the Pre-Conditions and Conditions

AB InBev reserves the right to waive, in whole or in part, all or any of the Pre-Conditions in Appendix 1 of this Announcement or the Conditions in Parts A and B above, except for Conditions (a) (UK Scheme), (b) (Belgian Offer), (c) (Belgian Merger) of Part A and Conditions (o) (AB InBev Shareholder approval) and (p) (Newco Shareholder approval) of Part B, which cannot be waived.

All Pre-Conditions and Conditions (other than Condition (a)(iii) of Part A of Appendix 2 and the Post Scheme Sanction Conditions) must be fulfilled or, where applicable, waived by, no later than 11.59pm on the date immediately preceding the date of the UK Scheme Court Sanction Hearing, failing which the UK Scheme and the Transaction will lapse. AB InBev shall be under no obligation to waive or treat as satisfied any of the Pre-Conditions or Conditions which are capable of waiver by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Pre-Conditions or Conditions to the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Pre-Conditions or Conditions may not be capable of fulfilment.

If AB InBev is required by the Panel to make an offer for SABMiller Shares under the provisions of Rule 9 of the City Code, AB InBev may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

If the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 is waived, the UK Scheme or UK Offer (as applicable) and the Transaction will lapse if: (i) after the point at which the Pre-Condition is waived, the European Commission either initiates Phase 2 proceedings in respect of the Transaction before the UK Scheme Court Meeting and the SABMiller General Meeting; or (ii) it makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Regulation and, after the point at which the Pre-Condition is waived, the UK Competition and Markets Authority then initiates a Phase 2 reference in respect of the Transaction.

Part D: Implementation by way of UK Offer

AB InBev reserves the right to elect (with the consent of the Panel and subject to the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) to implement the first step of the Transaction by way of a UK Offer or to otherwise change the Proposed Structure: (i) with the consent of the SABMiller Board; (ii) if a third party announces a firm intention to make an offer for SABMiller which is recommended in whole or part by the SABMiller Board; or (iii) if the SABMiller Board otherwise withdraws its recommendation (as to the Cash Consideration) of the Transaction.

In such event involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement) an acceptance condition that is set at 90% of the shares to which the UK Offer relates (or such lesser percentage (being more than 50%), as AB InBev may, in accordance with the provisions of the Co-operation Agreement and with the consent of the Panel, decide).

Part E: Certain further terms of the Transaction

The availability of the Transaction to persons not resident in the United Kingdom or the manner in which they participate in the Transaction may be affected by the laws of the relevant jurisdictions in which they reside. Persons who are not resident or ordinarily resident in the United Kingdom should inform themselves about and observe any applicable legal or regulatory requirements of their jurisdiction. SABMiller Shareholders and holders of SABMiller ADRs who are in doubt about such matters should consult an appropriate independent professional adviser in their relevant jurisdiction without delay.

The UK Scheme will be governed by English law and be subject to the jurisdiction of the English courts and, to the Conditions set out in the formal UK Scheme Document and related Form of Election. The UK Scheme will comply with the applicable rules and regulations of the FCA and the London Stock Exchange and the City Code. The Capital Increase shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code. The Belgian Offer will be governed by Belgian law and be made pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and the Belgian Offer Prospectus will be subject to the approval of the BFSMA. The Belgian Merger shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

Fractions of Restricted Shares will not be issued. SABMiller Shareholders will have their entitlement to Restricted Shares rounded down to the nearest whole number of shares.

Upon or shortly after completion of the Belgian Merger, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the NYSE.

No other applications are expected to be made for the listing of any of the Newco Shares in connection with the Transaction. In particular, the Newco Shares have not been and will not be listed on the London Stock Exchange. Further, the Newco Shares will not be registered under any of the relevant securities laws of Canada, Japan or Australia and no regulatory clearance in respect of the Newco Shares has been, or will be, applied for in any jurisdiction other than as set out above in respect of the New Ordinary Shares. Accordingly, the New Ordinary Shares may not be offered, sold or delivered, directly or indirectly, in Canada, Japan or Australia or any other jurisdiction where it would be unlawful to do so, except pursuant to exemptions from applicable requirements of any such jurisdiction or with the approval of AB InBev. The New Ordinary Shares will be issued credited as fully paid with the rights set out in Appendix 6.

The SABMiller Shares and the Initial Shares which will be acquired under the Transaction by Newco and AB InBev (respectively) will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement other than any Permitted Dividend (on the terms set out in paragraph 17 of this Announcement).

If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to the UK Scheme Effective Date, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev reserves the right to reduce the Consideration by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Share shall be calculated by reference to the value of 0.483969 of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of a reduction in Consideration) and the amount of any dividend not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted from Bloomberg at 4.30 pm GMT on the same date).

Appendix 5

QUANTIFIED FINANCIAL BENEFITS STATEMENTS

Part A

A copy of the AB InBev Quantified Financial Benefits Statement is set out below:

“The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”).

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•	Procurement and engineering savings: approximately 20% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and reengineering of associated processes across the Combined Group’s cost base;

•	Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•	Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•	Corporate headquarters and overlapping regional headquarters: approximately 35% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. Where the planned SABMiller Quantified Financial Benefits Statement savings are assumed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this Announcement, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions, as outlined in paragraph 7. The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential dis-synergies that may result from the outcome of regulatory reviews, as the outcome of the reviews are not yet known.”

Further information on the bases of belief supporting the AB InBev Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below.

Bases of Belief for the AB InBev Quantified Financial Benefits Statement

In preparing the AB InBev Quantified Financial Benefits Statement of potential synergies that are expected to be available from the Transaction, AB InBev has performed a detailed analysis based on publicly available sources of information, which has been informed by in-country market analysis, and certain limited information provided by SABMiller to AB InBev. In circumstances where data has been limited for commercial or other reasons, AB InBev has made estimates and assumptions to aid the development of individual synergy initiatives.

The assessment and quantification of the potential synergies have been informed by the AB InBev management’s industry experience as well as their experience of executing and integrating past acquisitions, including the acquisition of Anheuser-Busch and Grupo Modelo.

The cost bases for SABMiller and AB InBev used as the basis for the AB InBev Quantified Financial Benefits Statement are those contained in SABMiller’s 2015 Annual Report and Accounts and AB InBev’s 2014 Annual Report and Accounts, respectively.

In arriving at the estimate of synergies set out in this Announcement, following discussions with SABMiller, the AB InBev Directors made the following operational assumptions:

•	The achievement of AB InBev operational benchmarks, taken across the AB InBev organisation, in SABMiller’s businesses and markets, will be in line with past AB InBev experience of acquisitions;

•	SABMiller will itself bring operational practices that can be applied, where applicable, to AB InBev’s existing operations;

•	The synergy estimates have, where applicable, been adapted for local market conditions, informed by in-country market research; and

•	The quantum and nature of one-off implementation costs will be similar to those costs incurred in past experience within AB InBev (e.g. Anheuser-Busch and Grupo Modelo).

The AB InBev Directors have also assumed that Newco will own 100% of the ordinary share capital of SABMiller.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of SABMiller and AB InBev and have not taken into account any potential synergies or dis-synergies arising from SABMiller’s non-consolidated interests, including its joint ventures and associates.

The AB InBev Directors have, in addition, made the following assumptions, all of which are outside the influence of the AB InBev Directors:

•	there will be no material impact on the underlying operations of either company or their ability to continue to conduct their businesses;

•	there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which AB InBev and SABMiller operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•	there will be no change in tax legislation or tax rates or other legislation or regulation in the countries in which AB InBev and SABMiller operate that could materially impact the ability to achieve any benefits.

The AB InBev Directors believe that the expected synergy benefits will arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential financial dis-synergies that may result from the outcome of regulatory reviews as the outcome of the reviews are not yet known.

Notes

1.	The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.	Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

3.	No statement should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following implementation of the Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of AB InBev and/or SABMiller for the relevant preceding financial period or any other period.

Appendix 6

NEWCO AND THE NEWCO SHARES

Newco will be a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium with its registered office situated at Grand’Place 1, 1000 Brussels.

The articles of association of Newco that will be adopted upon incorporation (the “Initial Newco Articles”) are briefly summarised in paragraph 13 below. With effect from completion of the Belgian Offer, the articles of association of Newco (the “Newco Articles”) and the Corporate Governance Charter of Newco (the “Charter”) will be amended to reflect the terms set out below. The Newco Articles and the Charter will reflect the governance structure currently in place in AB InBev, as amended to reflect the consequences of the Transaction.

More detailed terms of the Newco Articles and the Initial Newco Articles will be included in the Transaction Documents.

1.	Corporate Purpose

The corporate purpose of Newco will be:

•	to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

•	to purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with its business;

•	to acquire and manage investments, shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of its board or the like governing body; and

•	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

Newco may, within the limits of its corporate purpose, conduct all civil, commercial, financial and industrial operations and transactions connected with the corporate purpose either within or outside Belgium. Newco may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of the corporate purpose.

2.	Share Capital

(a)	Form of Share Capital

On the UK Scheme Effective Date (and prior to the Belgian Offer completing), Newco will issue Initial Shares to the UK Scheme Shareholders. Upon the Belgian Offer completing (and prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Shares tendered into the Belgian Offer and the remaining Initial Shares (held by UK Scheme Shareholders who validly elected for the Partial Share Alternative) will be reclassified as Restricted Shares.

Upon Completion, Newco will issue New Ordinary Shares to the AB InBev Shareholders and the Newco shares held by AB InBev will be cancelled and the stated capital of Newco will be reduced correspondingly.

Upon Completion, it is anticipated that the share capital of Newco will be allocated as follows:

•	100% of the New Ordinary Shares to the then existing AB InBev Shareholders;

•	100% of the Restricted Shares to UK Scheme Shareholders that validly elect for the Partial Share Alternative.

If the Partial Share Alternative is elected for by only Altria and BEVCO (in accordance with the irrevocable undertakings described in paragraph 19 of this Announcement) and no additional shares in AB InBev are issued after the date of this Announcement, the issued share capital of Newco would comprise 1,605,279,303 New Ordinary Shares (excluding treasury shares) and 316,999,695 Restricted Shares which would represent approximately 16.49% of Newco’s total share capital.

Restricted Shares and the New Ordinary Shares will have the same rights and benefits, except as set out below.

Restricted Shares will, at all times, be in registered form, while New Ordinary Shares will be in dematerialised form or, if requested by their holder, in registered form.

AB InBev will not issue any shares, convertible bonds, warrants or other equity or equity-linked financial instruments (collectively, “Equity Interests”) or enter into any agreement to do so on or after the date of this announcement until the earlier of (i) Completion (ii) the Long Stop Date; and (iii) the date on which the Transaction is withdrawn or lapses in accordance with its terms, other than:

(i)	up to 3% of the capital of AB InBev as at the date of this Announcement (whether in consideration for cash, a contribution in kind or a combination);

(ii)	options, or other rights to subscribe for AB InBev or Newco shares issued pursuant to management incentivisation arrangements in the ordinary course of business (or pursuant to the exercise of any such options or rights to subscribe); and/or

(iii)	Equity Interests of any amount issued for cash (to the extent not falling within the criteria of (i) or (ii) above) but on the condition that, if the Transaction Completes, SABMiller Shareholders who receive Restricted Shares pursuant to the Partial Share Alternative are given an opportunity by Newco no less than 14 days from Completion to subscribe for equivalent Equity Interests, pro rata to their proportionate holding of shares in Newco (calculated as if no issuance had taken place between the date of this Announcement and Completion) and on equivalent terms to any such issue which has taken place between the date of this Announcement and Completion.

(b)	Changes in Share Capital

Capital increase by the shareholders’ meeting

Changes to Newco’s share capital will be decided by the shareholders’ meeting. The shareholders’ meeting may at any time decide to increase or decrease the share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies.

Capital increase by the Newco Board

Subject to the same quorum and majority requirements, the shareholders’ meeting may authorise the Newco Board, within certain limits, to increase the share capital of Newco without any further approval of its shareholders by way of authorised capital. This authorisation needs to be limited in time (i.e., it can only be granted for a renewable period of a maximum of five years) and in scope (i.e., the authorised capital may not exceed the amount of the share capital at the time of the authorisation).

It is expected that, if the Newco Board requests an authorisation to increase the capital, such authorisation will be limited to an amount up to 3% of the capital of Newco.

Preference right and anti-dilution

In the event of a share capital increase by way of the issue of new shares, or in the event of an issue of Equity Interests, all Newco’s shareholders will have a preferential right to subscribe for any such Equity Interests, in accordance with Article 592 of the Belgian Companies Code and as further described below (the “Preference Right”).

The Preference Right shall entitle each of Newco’s shareholders to subscribe for any new Equity Interests, in each case pro rata to the proportion of Newco’s existing share capital that it holds immediately prior to such issue. Each Newco Shareholder may exercise its respective Preference Right in whole or in part.

The shareholders’ meeting may restrict or cancel the Preference Right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newco, provided however that if the Preference Right is restricted or cancelled with respect to any issuance in which any shareholder of Newco acquires any such Equity Interests, all shareholders of Newco shall be given the same right and be treated in the same way. This requirement shall not apply when the Preference Right is restricted or cancelled with respect to issuances of Equity Interests issued solely pursuant to management stock option plans in the ordinary course of business. In the case the shareholders’ meeting has granted an authorisation to the Newco Board to effect a capital increase in the framework of the authorised capital and such authorisation allows the Newco Board to do so, the Newco Board may likewise restrict or cancel the Preference Right applying the same principles as set out in this paragraph.

Any decision to restrict or cancel the Preference Right will require a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and, in any event, approval by a qualified majority of at least 75% of the shares present or represented at the meeting.

No Restricted Share shall be issued other than to a Restricted Shareholder exercising its Preference Right.

(c)	Acquisition and disposal of own shares

Newco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the share capital present or represented.

It is expected that the Newco General Meeting will grant an authorisation allowing Newco to acquire, on or outside the stock exchange, Newco shares up to a maximum of 20% of the issued shares for a price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorisation would be valid for a maximum of five years.

(d)	Disclosure of Significant Shareholdings

In addition to any shareholder notification thresholds under Belgian legislation (which notification is required at 5%, 10%, 15% and so on in five-percentage-point increments) and U.S. legislation (which notification is required at 5% and any material change thereafter), the Newco Articles will require holders of Newco shares to disclose the number of shares held if their shareholding exceeds or falls below 3% or 7.5% of the outstanding shares with voting rights.

(e)	Listings

With effect from or shortly after Completion, it is expected that Newco will have its ordinary shares listed on Euronext Brussels and American Depositary Shares (“ADSs”) which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility and listed on the NYSE. It is intended that its ordinary shares will also be listed (by way of secondary listings) on the JSE and the Mexico Stock Exchange.

Each ADS would represent a fixed ratio of New Ordinary Shares (or a right to receive such shares). Investors will be able to hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in their name or (ii) by having ADSs registered in their name in the Direct Registration System or (B) indirectly by holding a security entitlement in ADSs through their broker or other financial institution.

3.	Transfer and Conversion of Shares

(a)	New Ordinary Shares

New Ordinary Shares are freely transferrable.

(b)	Restricted Shares – Transfer

Subject to the terms of paragraph (3)(e) below, no Restricted Shareholder will be able to transfer, sell, offer, mortgage, pledge, grant any option, security or contract to purchase over, enter into any contract to do the foregoing, enter into any form of hedging arrangement, or otherwise dispose of, directly or indirectly, any of its Restricted Shares or any interest therein, save as provided in this Appendix 6.

Any Restricted Shareholder will be able to transfer its Restricted Shares at any time to a company which is an affiliate of the Restricted Shareholder within the meaning of Article 11 of the Belgian Companies Code (an “Affiliate”), it being understood that if the transferee ceases to be an Affiliate of the transferor, the Restricted Shares that had been transferred to it shall be automatically transferred back to the transferor.

(c)	Restricted Shares – Conversion

Each Restricted Shareholder will have the right to convert all or part of its holding of Restricted Shares into New Ordinary Shares at its election at any time after the fifth anniversary of Completion.

The Restricted Shares shall automatically convert into New Ordinary Shares if a tender offer for all of the outstanding New Ordinary Shares becomes unconditional, upon the announcement of a squeeze-out bid on the outstanding New Ordinary Shares, in accordance with Article 513 of the Belgian Companies Code or immediately prior to the implementation of any merger (but excluding the Belgian Merger), in both cases in circumstances where the shareholders of Newco immediately prior to such merger or tender offer will not control, or exercise joint control over, Newco or the surviving entity (as applicable) following such merger or tender offer.

In the event that all the shares in Newco are acquired by a company which the shareholders of Newco immediately prior to such acquisition, control, or exercise joint control over (“New TopCo”), Restricted Shareholders shall be treated in an equivalent manner to holders of ordinary shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of the

New Ordinary Shares and the shares to be issued to holders of Restricted Shares to reflect the differences in rights and restrictions between the New Ordinary Shares and the Restricted Shares.

Upon conversion, each Restricted Share will be re-classified as one New Ordinary Share.

If at any time the ordinary shares shall be changed into a different number of shares or a different class of shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, there will be an equivalent stock split, subdivision, consolidation, or redenomination of the Restricted Shares (such shares being “Revised Restricted Shares”), provided that (i) nothing shall be deemed to permit Newco (including the Newco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newco Articles and (ii) if any such event would otherwise cause any Restricted Shareholder to cease to hold at least one Revised Restricted Share (by virtue of its entitlement following such event being to a fraction of less than one Revised Restricted Share) its entitlement shall be rounded up to one Revised Restricted Share.

(d)	Orderly disposal

Any initial holder of New Ordinary Shares resulting from the conversion of Restricted Shares (other than a Pledgee or any person who received Restricted Shares from or in lieu of a Pledgee at the direction of such Pledgee as a result of the exercise of such Pledgee’s rights under a Pledge) who contemplates selling such New Ordinary Shares on a stock exchange on which the New Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions in an amount in excess of 1% of the total share capital within 3 months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Newco shares and shall consult with Newco in advance, subject to Newco consenting to being made an insider for these purposes. The provisions in this paragraph do not apply to any sale or transfer in accordance with paragraph 3(e).

(e)	Pledge

(i)	Rights in relation to Pledges after Completion

Notwithstanding any restrictions on transfer in the Newco Articles or any provision herein to the contrary, any Restricted Shareholder will be able:

(a) with the prior written consent of Newco or the Newco Board, to mortgage, pledge, charge, assign or otherwise grant a lien or other security interest (in each case, a “Pledge”) over all or part of (or any interest in) their holding of Restricted Shares and any rights relating thereto (including, without limitation, the right to convert Restricted Shares into New Ordinary Shares) as security in respect of any bona fide loan, credit facility, note, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letter of credit or any similar extension of credit to such shareholder, or its affiliates, or any hedging, derivative or other financing transaction to which such shareholder is a party or, in each case, in respect of which such shareholder is a guarantor or security provider, or a guaranty of any of the foregoing;

(b) to transfer all or part of (or any interest in) their holding of Restricted Shares that are the subject of a Pledge to or as directed by the relevant mortgagee, pledgee, chargee or other security holder (a “Pledgee”) or to or as directed by a receiver, administrator or other similar official appointed in connection with the enforcement of a Pledge (a “Receiver”), in the event that such Pledgee exercises its rights in respect of such Restricted Shares under a Pledge; and

(c) to transfer all or part of (or any interest in) their holdings of Restricted Shares that are the subject of a Pledge to the extent a holder of Restricted Shares subject to a Pledge determines in good faith that such sale or transfer is the only commercially reasonable alternative available to prevent an imminent foreclosure by a Pledgee in respect of such Restricted Shares (and the proceeds of the sale or transfer are used to satisfy the Pledge obligation).

Conversion and Transfer

In the event that a Pledgee or Receiver exercises its rights under a Pledge in respect of Restricted Shares (whether such Pledge is or was created prior to on or following Completion), the relevant Restricted Shares will, if so elected by the Pledgee or Receiver or any transferee pursuant to paragraphs (b) or (c) above, be immediately and unconditionally convertible into New Ordinary Shares. Upon request of the Pledgee or Receiver, Newco will record the conversion of the Restricted Shares and, if required by the Pledgee or Receiver or such transferee, the transfer of the New Ordinary Shares resulting from the conversion of the Restricted Shares to or as directed in writing by the Pledgee or Receiver or such transferee, in Newco’s share register, in each case on the same business day (if received by Newco before 1:00 pm CET) or the next business day (if received by Newco after 1:00 pm CET).

From the time of conversion, the New Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Pledgee or Receiver or any transferee or transferees of such shares, free of any lock-up or any other restriction.

On the same day as the recordation of the conversion and, if required by a Pledgee or Receiver, the transfer in Newco’s share register, Newco will send to Euronext Brussels a request for admission to listing of such New Ordinary Shares and take all such steps that are within Newco’s control to ensure that admission to listing occurs promptly thereafter. If any other steps would be required in order to allow the conversion of the Restricted Shares and, if required by a Pledgee or Receiver, the transfer of the New Ordinary Shares resulting from the conversion of such Restricted Shares, Newco will take or procure that such steps be taken by Newco to register the conversion and any such transfer, in accordance and within the time period contemplated by this paragraph. Neither the Pledgee nor any Receiver nor any such transferee shall be liable for any cost or expense of Newco or its registrar in connection with such conversion or transfer and Newco shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this paragraph.

Newco Consent

Save where Newco or the Newco Board has already consented to the creation or existence of any such Pledge (and for the avoidance of doubt any consent given by AB InBev shall be binding on Newco and the Newco Board under the terms of the Belgian Merger) in which event the requirement for a further consent of Newco in conjunction with conversion shall not apply, Newco shall have absolute discretion as to whether to consent to the creation of a Pledge. Without prejudice to such discretion, for the avoidance of doubt, it shall be reasonable for Newco to withhold its consent to the creation of such a Pledge if Newco has not received (i) such evidence as it may reasonably request in order to satisfy itself that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Shares and the Pledge is unlikely to be foreclosed upon; and (ii) a representation or warranty from the Restricted Shareholder to Newco that the Pledge and the underlying arrangements which it secures are bona fide, are not being entered into in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Shares and that the Pledge is unlikely to be foreclosed upon.

As noted in section 19 of this Announcement, AB InBev has given its consent to Altria and BEVCO to certain pledges, such consent being binding on Newco.

(ii)	Consequences in respect of Pledges in respect of SABMiller Shares

Notwithstanding the terms of paragraph (3)(b) above, any Restricted Shares held by (i) a Pledgee under a Pledge in respect of SABMiller Shares (whether such Pledge subsists or not at that time) (or a Receiver in respect of such SABMiller Shares) where the Pledgee has exercised its rights of enforcement (itself or through a Receiver) under such Pledge in respect of the relevant SABMiller Shares or (ii) a transferee of, or at the direction of, any such person (in each case, a “Pledge Restricted Shareholder”) will be immediately and unconditionally convertible into New Ordinary Shares.

Conversion and Transfer

In the event a Pledge Restricted Shareholder, Pledgee or Receiver exercises its right to immediately and unconditionally convert its Restricted Shares into New Ordinary Shares, the provisions of the “Conversion and Transfer” paragraph above will apply and for this purpose references to Pledgees or Receivers shall be deemed to, in addition, include a reference to Pledge Restricted Shareholders.

Newco Consent

Save where Newco or the Newco Board has consented to the creation or existence of any such Pledge (and for the avoidance of doubt any consent given by AB InBev shall be binding on Newco and the Newco Board under the terms of the Belgian Merger) in which event the requirement for a further consent of Newco in conjunction with conversion shall not apply, Newco shall have absolute discretion as to whether to consent to the conversion of any Restricted Shares held by a Pledge Restricted Shareholder and the provisions of the “Newco Consent” paragraph above shall apply.

4.	Code of Dealing

A Code of Dealing will ensure that all employees, and particularly the members of the Newco Board or of the executive board of management of Newco (for the purposes of this Appendix 6, the “EBM”) maintain the confidentiality of inside information that they may have or be thought to have and do not abuse, nor place themselves under suspicion of abusing such insider knowledge, especially in periods leading up to an announcement of financial results or of price-sensitive events or decisions.

In accordance with the Belgian regulation on the prevention of market abuse, Newco will establish and maintain lists of insiders. In addition, members of the EBM and of the Newco Board will be required to notify all their trades to the BFSMA, which will publish these notifications on its website.

5.	Management Structure

The management structure of Newco will be a “one-tier” governance structure composed of the board of directors. The Newco Board will be in charge of approving the company’s strategy, overseeing the company’s principal objectives, and assuming ultimate responsibility for the oversight of the company’s activities. The executive management will be entrusted with the Chief executive officer (the “CEO”) who will be assisted by the Executive Board of Management and be responsible for the day-to-day management. The Newco Board will be assisted by four main committees: the audit committee (the “Audit Committee”), the finance committee (the “Finance Committee”), the remuneration committee (the “Remuneration Committee”), and the nomination committee (the “Nomination Committee”).

6.	The Board

(a)	Composition of the board

Newco will be managed by a board of directors comprising a minimum of three (3) and a maximum of fifteen (15) directors. The appointment and renewal of all of directors is based on a recommendation of the Nomination Committee, and is subject to approval by Newco’s shareholders’ meeting. The directors may be natural persons or legal entities who may but need not be shareholders and are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newco Board is the ultimate decision-making body, except for the powers reserved to its shareholders’ meeting by law, or as specified in the articles of association.

The Newco Board will be composed as follows:

•	three directors will be independent directors appointed by the shareholders’ meeting upon proposal by the Newco Board; and

•	so long as AB InBev Reference Shareholder owns more than 30% of shares with voting rights in the share capital of Newco, nine (9) directors will be appointed by the shareholders’ meeting upon proposal by the AB InBev Reference Shareholder; and

•	so long as the holders of Restricted Shares (together with their Affiliates) own or control within the meaning of article 5 of the Belgian Companies Code:

•	more than 13.5% of shares with voting rights in the share capital of Newco, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a “Restricted Share Director”);

•	more than 9% but not more than 13.5% of shares with voting rights in the share capital of Newco, two Restricted Share Directors will be appointed;

•	more than 4.5% but not more than 9% shares with voting rights in the share capital of Newco, one Restricted Share Director will be appointed; and

•	4.5% or less than 4.5% of shares with voting rights in the share capital of Newco, they will no longer have the right to propose any candidate for appointment as a member of the Newco Board and no Restricted Share Directors will be appointed.

The Charter will provide that it is expected that members of the Newco Board will be natural persons.

Calculation of number of directors to be proposed by Restricted Shareholders

For the purpose of calculating the percentages of Newco’s share capital owned or controlled by the AB InBev Reference Shareholder in order to determine the number of directors to be appointed by the AB InBev Reference Shareholder, any shares in Newco (i) resulting from shares in AB InBev issued between the date of this Announcement and Completion, or (ii) issued pursuant to management incentivisation schemes after Completion and in respect of which the AB InBev Reference Shareholder did not have preference rights, shall be disregarded for the purposes of calculating the total share capital of Newco.

For the purpose of calculating the percentages of Newco’s share capital owned or controlled by the holders of the Restricted Shares (together with their Affiliates) in order to determine the number of directors and Restricted Share Directors to be appointed, respectively:

•	any shares in Newco (i) resulting from shares in AB InBev issued between the date of this Announcement and Completion, or (ii) issued pursuant to management incentivisation schemes after Completion and in respect of which the Restricted Shareholders did not have preference rights, shall be disregarded for the purposes of calculating the total share capital of Newco;

•	any New Ordinary Shares resulting from the conversion of Restricted Shares will be added to the number of remaining Restricted Shares, if (but only if) and as long as such New Ordinary Shares are held by the initial subscriber of the converted Restricted Shares or any of its Affiliates or such person has the right to exercise the voting rights in respect of such New Ordinary Shares (such shares, the “Post-conversion Ordinary Shares”); and

•

if the aggregate amount of the Restricted Shares and Post-conversion Ordinary Shares held by any Restricted Shareholder is less than 5% of the shares with voting rights in the share capital of Newco, any other New Ordinary Shares owned by such Restricted Shareholder or any of its Affiliates and any New Ordinary Shares to which the Restricted Shareholder or any of its Affiliates has the right to exercise the voting rights as a result of holding the beneficial interest in such shares (such shares, the “Additional Ordinary Shares”), up to a maximum, in aggregate with the Restricted Shares and Post-conversion

Ordinary Shares held by such Restricted Shareholder, of 5% of the shares with voting rights in the share capital of Newco, shall be added to the number of remaining Restricted Shares and Post-conversion Ordinary Shares, provided that the Restricted Shareholders shall never be entitled to appoint more than three directors, notwithstanding anything to the contrary in this Appendix or any other Transaction Documents.

Nomination of candidates for Restricted Share Directors

Any Restricted Shareholder may propose to the other Restricted Shareholders, for nomination as a Restricted Share Director a number of persons not exceeding the number of Restricted Share Directors entitled to be appointed, at a meeting to be held among the Restricted Shareholders prior to any Newco shareholders meeting at which any Restricted Share Director is to be elected (all such proposed persons being, the “Candidates”). The Restricted Shareholders shall vote cumulatively to select the Restricted Share Directors to be appointed from the Candidates in one single round of voting at such meeting of the Restricted Shareholders, and the Candidate or Candidates with the highest number of votes up to the number of Restricted Share Directors entitled to be appointed shall be put to the shareholders’ meeting for appointment. The Restricted Shareholders shall nominate candidates for Restricted Share Directors as soon as practicable after completion of the Belgian Merger and thereafter as required by the articles of association of Newco.

Voting on Restricted Share Director Candidates

For the purposes of the above paragraph (Nomination of candidates for Restricted Share Directors) each Restricted Shareholder shall have one vote for:

•	each Restricted Share;

•	each Post-conversion Ordinary Share; and

•	each Additional Ordinary Share (subject to the terms below),

in each case held by it or any of its Affiliates (together the “Restricted Shareholder Voting Shares”), provided that:

•	if the aggregate of the Restricted Shares, the Post-conversion Ordinary Shares and the Additional Ordinary Shares held by the Restricted Shareholder exceeds 175% of the aggregate number of Restricted Shares held by such Restricted Shareholder and its Affiliates at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Shares), the Restricted Shareholder shall not be entitled to exercise more than the number of votes equal to 175% of the number of Restricted Shares held by such Restricted Shareholder or its Affiliates at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Shares); and

•	if any Restricted Shareholder wishes to exercise the votes attaching to any Additional Ordinary Shares held by it, such Restricted Shareholder must cast all of the votes attaching to its Restricted Shareholder Voting Shares in favour of one Candidate.

No vote in respect of a Restricted Share, a Post-conversion Ordinary Share or an Additional Ordinary Share may be exercised more than once. Subject to the terms above, any vote may be cast in favour of any Candidate (but no vote may be used in respect of more than one Candidate) and a Restricted Shareholder may spread its votes in any manner it chooses between the Candidates (including by exercising all votes in favour of a single nominee).

Term of office

The Newco Articles will provide that the term of office of the directors will be the same as the term of office of the current directors of AB InBev, to the fullest possible extent, unless any Restricted Shareholder is required to resign in accordance with the terms above. The directors will be eligible for re-election. The term of office of a retiring director who has not been re-elected will terminate immediately after the closing of the annual shareholders’ meeting following the expiry of its term.

Vacancy during a director’s term

When a position on the Newco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by (i) the Newco Board in the case of a vacancy relating to an independent director, (ii) the AB InBev Reference Shareholder in the case of a vacancy relating to a director appointed upon proposal of the AB InBev Reference Shareholder, or (iii) the holders of at least 75% of the Restricted Shares (or, following conversion of the Restricted Shares, of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors) in the case of a vacancy relating to Restricted Share Directors, and in the absence of a nominee proposed by at least 75% of the Restricted Shareholders (or, following conversion of the Restricted Shares, of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors) all Restricted Shares Directors shall be re-nominated in accordance with the procedure above (Voting on Restricted Share Director Candidates) which procedure shall include any other Restricted Shares Directors, and any Candidate who is a Restricted Shares Director who does not receive the relevant number of votes required to be put forward for appointment shall be required to resign when the other Candidates who are to be appointed or reappointed as Restricted Shares Directors are appointed or reappointed by the remaining directors.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newco Board, the AB InBev Reference Shareholder or the holders of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors (as the case may be) propose an alternative candidate and (ii) subject to confirmation in accordance with (i), be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

Reduction in share capital held by Restricted Shareholders

If at any time, the amount of share capital of Newco held by the holders of Restricted Shares would give the holders of Restricted Shares the right, pursuant to the above paragraph, to appoint fewer Restricted Share Directors than the number of Restricted Share Directors actually appointed, a vote of the Restricted Shareholders shall be taken between the current Restricted Share Directors in accordance with the procedure for appointment of the Restricted Share Directors set out above and the Restricted Share Director(s) with the fewest votes shall promptly resign from their office as a Newco director. In such event, the Restricted Shareholders shall either (i) vote in favour of the removal of such concerned Restricted Share Director at the next shareholders’ meeting of Newco or (ii) cause such concerned Restricted Share Director to resign, it being understood that the vacancy following such resignation shall then not be filled.

Provision of information to directors

All directors shall be provided with all information that the Newco Board considers necessary for the performance of its duties and all information that the Newco Board considers is material to Newco.

(b)	Chairman of the Newco Board

The Newco Board will elect the chairman of the Newco Board (the “Chairman”) from amongst its members who meet the criteria for an independent director.

The Chairman will be responsible for the proper and efficient functioning of the Newco Board. He will determine the calendar of the Newco Board and committee meetings and the agenda of the Newco Board after consultation with the CEO and will chair the meetings of the Newco Board. The Chairman will represent the Newco Board from a public relations standpoint to shareholders and the public at large and chairs the shareholders’ meetings. The Chairman will serve as interface between the Newco Board and major shareholders of Newco on matters of corporate governance.

(c)	Secretary

The secretary of Newco will ensure that Newco Board procedures are complied with and that the Newco Board acts in accordance with its statutory obligations and its obligations under the Articles. He/she shall advise the Newco Board on all governance matters and assist the Chairman in fulfilling his duties as detailed above, as well as in the logistics associated with the affairs of the Newco Board (information, agenda, etc.).

(d)	Independent directors

Independent directors on the Newco Board will be required to meet specific requirements of independence that will be set out in the Charter. Such requirements are derived from but not fully identical to the requirements set out in the Belgian Companies Code and the Belgian Corporate Governance Code of March 2009 (when legally required, the criteria of independence provided by Belgian company law shall be applied by Newco). The requirements of independence contained in the corporate governance charter of Newco will be the following:

•	the director is not an executive or managing director of Newco or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the Newco Board, or for a total term of more than 12 years;

•	the director is not an employee of Newco or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from Newco or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•	the director does not have or has not had within the financial reported year a significant business relationship with Newco or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of Newco’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Newco Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Newco Board considers that his independence as a director is preserved.

Independent directors on the Newco Board who serve on the Audit Committee will also be required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act of 1934.

(e)	Meetings

The Newco Board will meet as frequently as the interests of Newco may require. In addition, special meetings of the Newco Board may be called and held at any time upon the call of either the Chairman or at least two directors, by notice to each director at least three business days before the meeting. Where duly justified by emergency and by the corporate interest of Newco, this three business day notice period will be able to be waived by the unanimous consent of the directors expressed in writing.

If an urgent issue arises between two meetings, the Newco Board will be able to meet by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Moreover, where duly justified by emergency and by the corporate interest of Newco, decisions may be adopted, without a meeting, by the unanimous written consent of the directors. However, this procedure may not be used for the approval of the annual accounts and the use of the authorised capital.

Newco Board meetings will be based on a detailed agenda specifying the topics for decision and those for information. The majority of physical Newco Board meetings in any one year will take place in Belgium.

Each director will be authorised to appoint another member of the Newco Board to represent him and vote in his name. One director shall not represent more than one other director. The Newco Board will only be able to deliberate if the majority of its members are present or represented. Newco Board decisions will be made by a simple majority of the votes cast.

At the CEO’s request, any member of the EBM may be invited to attend the whole or any part of a Newco Board meeting.

The secretary of the Newco Board will draft minutes of each meeting reflecting the issues which were discussed and the decisions which were taken. The minutes will be approved by the Chairman and subsequently by the Newco Board during its next regularly scheduled meeting.

(f)	Conflicts of Interest and Related-Party Transactions

Directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with Newco within the meaning of Article 523 of the Belgian Companies Code. Any director with a conflicting financial interest on any matter before the Newco Board will be required to bring it to the attention of both the statutory auditor and fellow directors, and take no part in any deliberations related thereto. Any abstention from voting as a result of a conflict of interest will be disclosed in accordance with the relevant legal provisions.

Any proposed related party transaction or arrangement falling within the scope of article 524 of the Belgian Companies Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by the committee.

Board Committees

The Newco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee, and the Nomination Committee.

(g)	Audit Committee

The Audit Committee will consist of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members will be appointed by the Newco Board from among the independent directors. The chairman of the Audit Committee will not be the Chairman of the Newco Board. The CEO, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer will be invited to the meetings of the Audit Committee, unless the chairman of the Audit Committee or a majority of the members decide to meet in closed session.

The Audit Committee will assist the Newco Board in its responsibility for oversight of (i) the integrity of Newco’s financial statements, (ii) its compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and the internal audit function.

The Audit Committee will be entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of Newco’s employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the statutory auditor (save to the extent that such matters are subject to the exclusive competence of a general shareholder’s meeting in accordance with Belgian law). It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorised to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve Newco’s control processes.

The Audit Committee shall hold as many meetings as necessary with a minimum of four per year. The Committee shall hold the majority of its physical meetings each year in Belgium.

(h)	Finance Committee

The Finance Committee will consist of at least three, but no more than six, members appointed by the Newco Board, all of whom will be non-executive directors. The Newco Board will appoint a Chairman and, if deemed appropriate, a vice-chairman from among the Finance Committee members. The CEO and the Chief Financial and Technology Officer will be invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees will be invited on an ad hoc basis as deemed useful.

The Finance Committee will meet at least four times a year and as often as deemed necessary by its chairman or at least two of its members. The Finance Committee will hold the majority of its physical meetings each year in Belgium.

The Finance Committee will assist the Newco Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

(i)	Remuneration Committee

The Remuneration Committee will consist of three members appointed by the Newco Board, all of whom will be non-executive directors. The chairman of the Remuneration Committee will be a representative of the AB InBev Reference Shareholder and the other two members will meet the requirements of independence as established in the Charter and by the Belgian Company Code. The CEO and the Chief People Officer will be invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The Remuneration Committee shall meet at least four times a year and more often if required, and shall be convened by its chairman or at the request of at least two of its members. The Committee shall hold the majority of its physical meetings each year in Belgium.

The Remuneration Committee’s principal role will be to guide the Newco Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO and the EBM and on their individual remuneration packages. The Remuneration Committee will ensure that the CEO and members of the EBM are incentivised to achieve, and are compensated for, exceptional performance. The Remuneration Committee will also ensure the maintenance and continuous improvement of Newco’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

(j)	Nomination Committee

The Nomination Committee will consist of five members appointed by the Newco Board, all of whom will be non-executive directors. The five members will include the Chairman of the Newco Board and the chairman of the Remuneration Committee. Four of the five Nomination Committee members will be representatives of the AB InBev Reference Shareholder. The CEO, the Chief People Officer and the Chief Legal and Corporate Affairs Officer will be invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The Nomination Committee’s principal role will be to guide the Newco Board appointment process. The Committee will identify persons qualified to become board members and recommend director candidates for nomination by the Newco Board and election at the shareholders’ meeting. The Nomination Committee will also guide the Newco Board with respect to all its decisions relating to the appointment and retention of key talent within Newco.

The Nomination Committee shall meet at least two times a year, and more, if required. The Committee shall hold the majority of its physical meetings each year in Belgium.

(k)	Oversight of the Newco Board

The existence of the Committees will not decrease the responsibility of the Newco Board as a whole. Board Committees will meet to prepare matters for consideration by the Newco Board. By exception to this principle, (1) the Remuneration Committee will be empowered to make decisions on individual remuneration packages, other than with respect to the CEO and the EBM, and on performance against targets, to the extent that these matters have been specifically delegated to it by the Newco Board and (2) the Finance Committee will be empowered to make decisions on matters specifically delegated to it by the Newco Board, in each case without having to refer to an additional decision of the Newco Board.

7.	Executive Management

(a)	CEO

The Newco Board of Directors will appoint and remove the CEO.

The CEO will be responsible for the day-to-day management of Newco and will oversee the organisation and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO will report to the Newco Board of Directors. The CEO will be responsible for the execution and management of all Newco Board decisions.

(b)	Executive Board of Management

The CEO will be supported by the EBM which will report to the CEO. The EBM will perform such duties as may be assigned to it from time to time by the CEO or the Newco Board.

Directors may not hold executive roles in Newco (be it as members of the EBM or otherwise) or be employees of Newco.

8.	Shareholder Meetings

(a)	Annual Shareholders Meetings

The annual shareholders’ meeting of Newco will be held on the last Wednesday in April each year in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time.

At this meeting, the Newco Board and the statutory auditor will present a report on the management and the financial situation of Newco at the end of the previous accounting year, running from 1 January to 31 December. The shareholders will then vote on the approval of the annual accounts, the allocation of Newco’s profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

(b)	Ad hoc, special or extraordinary shareholders’ meeting

The Newco Board or the statutory auditor of Newco will be able to convene any ad hoc, special or extraordinary shareholders’ meeting. Shareholders representing 20% of Newco’s capital will also be able to request the Newco Board to convene a shareholders’ meeting.

(c)	Notices

Notices of all shareholders’ meetings containing the agenda of the meeting and the Newco Board’s recommendations on the matters to be voted upon will be sent to all Newco Shareholders at least 30 days prior to the relevant shareholders’ meeting. Notice will also be published in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad) and on Newco’s website (along with related documents).

One or more shareholders representing at least 3% of the capital of Newco will be able to request that items be added to the agenda for any general meeting and submit resolution proposals in relation to existing agenda items.

Prior to the any shareholders’ meeting, shareholders of Newco will be invited to submit in writing any questions they have for the Chairman or the CEO of Newco for discussion during the meeting. During the meeting there will be a time for questions of shareholders.

(d)	Votes and Quorum Requirements

Each New Ordinary Share and each Restricted Share will be entitled to one vote at any shareholders’ meeting (except for the Newco Shares held by Newco or any of its subsidiaries, the voting rights of which are suspended). Shareholders will be allowed to vote in person, by proxy or by mail.

Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following:

(i)	any amendment to the Newco Articles (except the amendments to the corporate purpose of the or the transformation of the legal form of Newco), including inter alia, reductions, repurchases or increases of the share capital of Newco (except for capital increases decided by the Newco Board pursuant to the authorised capital) or any resolution relating to a merger or demerger of Newco require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital, and the approval of at least 75% of the share capital present or represented at the meeting;

(ii)	any modification of Newco’s purpose or corporate form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the share capital present or represented,

(In each of the cases (i) and (ii), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the special majority requirement (75% and 80%, respectively, continues to apply); and

(iii)	any acquisition or disposal of assets by Newco having a book value exceeding one third of Newco’s consolidated total assets as reported in Newco’s most recent audited financial statements requires the approval of at least 75% of the share capital present or represented at the meeting (but there is no minimum quorum requirement);

(iv)	any modification of the rights attached to the Restricted Shares requires (a) a quorum of the holders of the New Ordinary Shares representing an aggregate of at least 50% of the capital represented by New Ordinary Shares and approval by a qualified majority of at least 75% of the votes of the holders of New Ordinary Shares; (b) a quorum of the Restricted Shareholders representing at least 50% of the Restricted Shares and approved by a qualified majority of at least 75% of the vote of the Restricted Shareholders; and (c) a quorum of the Restricted Shareholders and Post-Conversion Ordinary Shares representing an aggregate of at least 50% of the capital represented by shares entitled to be voted on the nomination of the Restricted Share Directors and approval by a qualified majority of at least 75% of the shares entitled to be voted on the nomination of the Restricted Share Directors.

(e)	Related-Party Transaction

In the event of (i) a contribution in kind to Newco with assets owned by, or (ii) a merger of Newco with, a Related Party, then such Related Party shall not be entitled to vote on the resolution submitted to the shareholders’ meeting of Newco to approve such contribution in kind or merger. For these purposes, “Related Party” means with respect to Newco, any person or entity which is required to file a transparency declaration in respect to Newco pursuant to the Belgian law of 2 May 2007.

9.	Dividends

Newco’s annual dividend payment (if any) will be approved by the Newco shareholders at the annual shareholders’ meeting of Newco and is paid on the dates and at the places appointed by the Newco Board. The Newco Board will be able to pay an interim dividend in accordance with the provisions of the Belgian Companies Code. The New Ordinary Shares and Restricted Shares will have the same rights in relation to dividends and other distributions.

Under Belgian law, no distribution can be made if further to such distribution, the net assets of Newco (as at the date of the end of the latest accounting year) would fall below the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association.

10.	Winding-Up

The liquidation of Newco will require a decision of the shareholders’ meeting passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented.

The New Ordinary Shares and Restricted Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newco.

11.	Significant Shareholders and Shareholders and Voting Agreements

(a)	Shareholders Agreement

Upon Completion, the AB InBev Reference Shareholder will be the controlling shareholder of Newco. The AB InBev Reference Shareholder represents an important part of the interests of the Belgian founding families of AB InBev (mainly represented by Eugénie Patri Sébastien SA and EPS Participations Sàrl (“EPS”)) and the interests of the Brazilian families, previously shareholders of AmBev (represented by BRC Sàrl (“BRC”)).

On Completion, assuming no further issuances of AB InBev shares after the date of this Announcement and Newco issues 316,999,695 Restricted Shares, it is expected that the AB InBev Reference Shareholder will own 663,074,832 of Newco’s New Ordinary Shares, which will represent 34.49% of Newco’s total share capital.

In addition, by virtue of a shareholders agreement entered into with the AB InBev Reference Shareholder on 18 December 2014, EPS and BRC amongst others have committed to vote their AB InBev shares in the same way as the AB InBev Reference Shareholder. It is expected that such shareholders agreement will continue to apply in respect of the Newco New Ordinary Shares which EPS and BRC will receive upon Completion. The current term of the shareholders’ agreement is 27 August 2024 and is renewable for successive terms of 10 years.

The AB InBev Reference Shareholder has also entered into a voting agreement with Fonds InBev Baillet Latour SPRL with social purpose and Fonds Voorzitter Verhelst BVBA with social purpose. This agreement provides for consultations on the exercise of the voting rights attached to the AB InBev shares held by the foundations. It is also expected that such shareholders agreement will continue to apply in respect of the Newco New Ordinary Shares which will be held by the two foundations. This agreement will expire on 16 October 2016 and is renewable.

Based on the above, assuming no further issuances of AB InBev shares after the date of this Announcement and Newco issuing 316,999,695 Restricted Shares, it is expected that the total number of New Ordinary Shares that will be held by the AB InBev Reference Shareholder, EPS, BRC, Rayvax and the two above foundations upon Completion will amount to 843,898,401, which will represent approximately 43.9% of Newco’s total share capital.

(b)	Voting Agreement

Pursuant to the terms of the UK Scheme, each Restricted Shareholder holding more than 1% of Newco’s total share capital will appoint an agent, on their behalf, to enter into an agreement on Completion with the AB InBev Reference Shareholder under which:

•	the AB InBev Reference Shareholder would be required to exercise the voting rights attaching to their New Ordinary Shares to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors; and

•	each Restricted Shareholder would be required to exercise the voting rights attaching to their Ordinary Shares and Restricted Shares, as applicable, to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors.

12.	The Initial Articles of Association

The corporate purpose of Newco will be the same as the current corporate purpose of AB InBev.

Newco will be incorporated with the minimum capital of EUR 61,500.

In the event of a share capital increase for cash by way of the issue of new shares, the current shareholders will have a preferential right to subscribe, pro rata, to the new shares.

Newco will be authorised to acquire its own shares.

The board of directors will consist of a minimum of three directors, unless there are only two shareholders, in which case two directors are sufficient, until the number of shareholders increases to three again.

The board will have the authority to undertake all actions necessary or useful for the fulfilment of the Company’s purpose, with the exception of those reserved by law for the shareholders’ meeting.

The annual shareholders’ meeting will be held on the last Wednesday of April of each year at 11 am at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time.

The general meeting will have the powers reserved to it by law. There will be no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented unless more stringent conditions apply by law.

Each share will be entitled to one vote at any shareholders’ meeting.

The financial year will start on 1 January and will end on 31 December.

13.	Restricted Shares – Registration Rights

Newco has agreed to use its best efforts to qualify and remain qualified to register its New Ordinary Shares (including without limitation Restricted Shares and ADSs evidencing New Ordinary Shares or any successor share capital thereto, the “Registrable Shares”) pursuant to a registration statement on Form F-3. In addition, Newco has agreed to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3ASR not earlier than the next business day after the first date on which a Restricted Shareholder or any permitted transferee of a Restricted Shareholder in accordance with paragraphs 3(b) above or 3(e) above and the initial transferees of Registrable Shares by a Pledgee (referred to collectively as “Permitted Transferees”) has the right to convert its Restricted Shares into New Ordinary Shares (the “expiration date”) or, if Newco is not eligible to file a Form F-3ASR with the SEC on the date that is not earlier than two months prior to the expiration date, to file a registration statement on Form F-3 at least two months prior to the expiration date, and to use its best efforts to have such registration statement on Form F-3 become effective no later than the next business day after the expiration date. Newco shall only be obliged to file such registration statement if Restricted Shareholders holding in aggregate at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares submit a written request of interest to Newco at least 30 days prior to the requested filing date in the case of an F-3ASR and 45 days prior to the requested filing date in the case of an F-3.

If Newco is at any time ineligible to file a registration statement on Form F-3, the Restricted Shareholders shall have the right to request that Newco file a registration statement on Form F-1 with respect to the sale of some or all of such Restricted Shareholder’s Registrable Shares. Upon receipt of a request or requests to file such registration statement from one or more Restricted Shareholders holding, in the aggregate, at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares, Newco shall file such registration statement on Form F-1 promptly, but within 45 days after receipt of such request, and shall use its best efforts to have such registration statement become effective within 60 days from the original filing date thereof. Newco shall not be obligated to file any such registration statements on Form F-1 for a sale of less than US$750 million in Registrable Shares.

Each registration statement will cover, to the extent permitted by applicable SEC rules, sales by Restricted Shareholders of Registrable Shares in one or more transactions directly to purchasers, through a block trade, to or through underwriters or broker-dealers for public offering and sale by them, through agents, through dealers or through a combination of any of the foregoing methods of sale.

Newco has also agreed to use its best efforts to maintain a registration statement effective continuously (including without limitation by renewing, refiling or making additional filings with the SEC) for so long as the registration rights have not terminated as described below.

Newco will be responsible for bearing the costs and expenses of each such registration, including without limitation (i) transfer agent’s and registrar’s fees, (ii) the fees and disbursements of counsel for Newco, and (iii) the fees and disbursements of independent certified public accountants and other advisors retained directly by Newco (including the fees and disbursements associated with the preparation of any customary comfort letters to be provided by Newco), provided that the Restricted Shareholders will bear the following costs and expenses to the extent they relate to a registration or sale in which such Restricted Shareholders participate: (i) any SEC filing or other registration fees (or equivalent fees in any other jurisdiction) for Registrable Shares registered for the benefit of a Restricted Shareholder, (ii) any fees of the Financial Industry Regulatory Authority in connection with Registrable Shares registered for the benefit of a Restricted Shareholder, (iii) any fees of the depositary in connection with the registration or sale of any American Depositary Receipts registered for the benefit of a Restricted Shareholder, (iv) any stamp duty, stock transfer tax or similar transaction tax arising out of the sale of Registrable Shares by a Restricted Shareholder, (v) any underwriting fees, discounts and selling commissions to be paid to any underwriter, agent, dealer or other financial intermediary in respect of the sale of Registrable Shares by a Restricted Shareholder, (vi) the Restricted Shareholders’ own selling and marketing expenses, including (in the case of an offering for the sole benefit of the Restricted Shareholders and not the Company) the cost of printing and distributing any prospectus in preliminary or final form as well as any supplements thereto, (vii) all fees and expenses incurred by a Restricted Shareholder (but not the Company) in connection with any “road show” for underwritten offerings of Registrable Shares registered for the benefit of a Restricted Shareholder, including the Restricted Shareholders’ own costs of travel, lodging and meals, and (viii) any fees and out of pocket expenses of any legal counsel, underwriter, agent, dealer or other financial intermediary for a Restricted Shareholder or their advisors. To the extent an offering by one or more Restricted Shareholders would reasonably be expected to yield gross proceeds to the participating Restricted Shareholders of at least US$200 million, Newco will cooperate with such Restricted Shareholders and any underwriters, dealers or agents engaged by such Restricted Shareholders in connection with such offering and Newco will participate therein, including without limitation by entering into customary underwriting or similar agreements with underwriters, dealers or agents, by participating in roadshows and other customary marketing efforts, and by providing or arranging for the provision of customary legal opinions, comfort letters, reasonable access to Newco’s books and records, officers, accountants and other advisors in connection with any such sales and other customary documents and actions required in connection with any such sales. To the extent required for Newco to effect any such registration, each Restricted Shareholder shall furnish Newco with such customary information regarding itself, its interest in Newco and its intended method of disposing of such interest.

Notwithstanding any obligation of Newco to file or maintain the effectiveness of any registration statement, or cooperate with a Restricted Shareholder and its agents described above, if Newco’s board of directors or chief executive officer determines reasonably that its participation would reasonably be expected to either (i) require public disclosure of material non-public information that would not otherwise required to be disclosed or (ii) have a material adverse effect on any pending negotiation or plan to effect a merger, acquisition, disposition, financing, reorganisation, recapitalisation or other similar transaction, Newco has the right to defer its participation in any such transaction for a period of up to 120 days in the aggregate in any 12-month period (which may be split into at most two non-consecutive periods).

“Piggyback” Registration Rights.  Newco will notify each Restricted Shareholder that, to its knowledge, holds (together with its Permitted Transferees) at least 1.0% of Newco’s Registrable Shares in writing at least ten business days prior to Newco’s participation in any registration of Newco’s Registrable Shares, whether primary or secondary (other than a block trade a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs). Each Restricted Shareholder shall have the right to participate in such registration and any related offering (other than a block trade, a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs), and if such Restricted Shareholder elects to participate, such Restricted Shareholder shall agree that its sale of Registrable Shares will be subject to customary cutbacks on the number of Registrable Shares to be sold by such Restricted Shareholder and the other selling shareholders based on the number of Registrable Shares to be sold by all selling shareholders Registrable Shares.

General.    Newco will not to grant any registration rights superior to, or in conflict with, the registration rights described above, and any such other rights granted shall provide for the participation of the Restricted Shareholders described above.

In connection with the foregoing, Newco will agree to other customary provisions, including the indemnification of the Restricted Shareholders and underwriters.

For the avoidance of doubt, all of the rights of the Restricted Shareholders described above are only for the benefit of, and may only be enforced by, each Restricted Shareholder and its Permitted Transferees. In the case of Permitted Transferees who are Pledgees secured by a Pledge of or other lien on any Restricted Shares owned by a Restricted Shareholder and who are entitled to conversion and unrestricted transfer rights upon a foreclosure or similar exercise of remedies (or their initial transferees), the obligation of Newco to file a registration statement shall commence upon the date that such Pledgee (or its initial transferee) advises Newco writing of such foreclosure or similar exercise of remedies and that such Pledgee (or initial transferee) wishes to exercise such registration rights.

In addition to the foregoing, Newco has also agreed to provide comparable assistance to the Restricted Shareholders and their Permitted Transferees in connection with any sales in an established non-United States market, including making any required or necessary filings and cooperating and participating in such sales in a manner consistent with the cooperation and participation described above.

All of Newco’s obligations described above, and each Restricted Shareholder’s rights with respect thereto, shall expire upon the date on which there is no Restricted Shareholder (together with its Permitted Transferees) that owns more than the lesser of US$2.5 billion in market value and 1.5% of Newco’s Registrable Shares.

Part II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Newbelco is incorporated under the laws of Belgium. Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. The directors of Newbelco may be liable to it and to third parties for infringement of its articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable.

Subject to the provisions of and so far as may be admitted under the laws of Belgium, Newbelco will undertake to indemnify its directors, officers and employees against any and all expenses (including, without limitation, attorneys’ fees and any expenses of establishing a right to indemnification by Newbelco), judgments, fines, penalties, settlements and other amounts actually and reasonably incurred by any such director, officer and employee in connection with the defense or settlement of any proceeding brought (i) by a third party or (ii) by Newbelco or by shareholders or other third parties in the right of Newbelco. Such indemnification applies if, with respect to the acts or omissions of such director, officer and employee, he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of Newbelco and, in the case of a criminal action or proceeding, he or she had no reason to believe that his or her conduct was unlawful. For these purposes, “proceeding” refers to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative to which a director, officer or employee is a party or is threatened to be made a party by reason of the fact that he or she was a director or an agent of Newbelco or of one of its subsidiaries or by reason of anything done or not done by him or her in such capacity.

No determination in any proceeding by judgment, order, settlement or conviction or otherwise shall, of itself, create a presumption that such director, officer or employee did not act in good faith and in a manner which he or she reasonably believed to be in the best interests of Newbelco and, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

In addition, Newbelco will obtain a liability insurance policy that covers all past, present and future directors and officers of Newbelco and its subsidiaries, which are those entities in which it holds more than 50% of the voting rights, or of which it can individually, or under a written shareholders’ agreement, appoint the majority of the board of directors. The insurance covers defense costs and financial damages such directors or officers are legally obliged to pay as a result of any claim against them. A “claim” for these purposes includes all requests against the directors and officers, including (i) a civil proceeding; (ii) a criminal proceeding; (iii) a formal administrative or regulatory proceeding; and (iv) a written request by a third party.

Item 21. Exhibits and Financial Statement Schedules

(a)	The exhibits listed below are filed as part of, or are incorporated by reference in, this prospectus.

Exhibit Number	Exhibit Description

2.1	Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc (incorporated by reference to Exhibit 99.3 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

2.2	Rule 2.7 Announcement, dated as of 11 November 2015 (incorporated by reference to Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015, other than portions of that exhibit which are not specifically incorporated by reference into AB InBev’s current Registration Statements).

3.1	Form of articles of association of Newbelco.+

Exhibit Number	Exhibit Description

4.1	Form of Deposit Agreement among Anheuser-Busch InBev SA/NV, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit a. Post-Effective Amendment No. 1 to Form F-6 filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

5.1	Form of opinion of Freshfields Bruckhaus Deringer LLP regarding the validity of the Registrant’s ordinary shares.

8.1	Form of opinion of Sullivan & Cromwell LLP regarding U.S. tax matters.

8.2	Form of opinion of Freshfields Bruckhaus Deringer regarding Belgian tax matters.

9.1	Amended and Restated Shareholders Agreement, dated 11 April 2015 among BRC S.à R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à R.L., Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Amendment No. 16 to Schedule 13D filed by Anheuser-Busch InBev SA/NV on 18 April 2016).

9.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by Anheuser-Busch InBev SA/NV on 9 March 2016).

10.1	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, dated as of 28 October 2015 (incorporated by reference to Exhibit 99.4 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.2	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.3	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).*

10.4	Irrevocable Undertaking from Altria Group, Inc., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.8 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.5	Irrevocable Undertaking from BEVCO Ltd., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.9 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.6	Irrevocable Undertaking from Stichting Anheuser-Busch InBev, dated as of 11 November 2015 (incorporated by reference to Exhibit 99.10 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.7	Irrevocable Undertaking from BRC S.à R.L., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.11 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.8	Irrevocable Undertaking from EPS Participations S.à R.L., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.12 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

21.1	List of significant subsidiaries of Anheuser-Busch InBev SA/NV (included in note 34 to Anheuser-Busch InBev SA/NV’s audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 incorporated by reference into this Form F-4).

Exhibit Number	Exhibit Description

21.2	List of significant subsidiaries of SABMiller plc (included in note 33 to SABMiller plc’s audited consolidated financial statements as at 31 March 2015 and 2014 and for the three years ended 31 March 2015 incorporated by reference to Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 21 December 2015).

23.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren, independent registered public accounting firm for Anheuser-Busch InBev SA/NV.+

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants for SABMiller plc.+

23.3	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1 above).

23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1 above).

23.5	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 8.2 above).

24.1	Powers of Attorney of certain officers and directors of Newbelco SA/NV.+

24.2	Power of Attorney of Authorized Representative in the United States of Newbelco SA/NV.+

99.1	Consents of persons names as nominees to the Board of Directors of Newbelco SA/NV.+

99.2	Form of Letter of Transmittal.+

+	To be filed by amendment
*	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”), each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in         , Belgium, on         , 2016.

NEWBELCO SA/NV

By:
Name:
Title:	Director

By:
Name:
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on                 , 2016.

Signature	Title
Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Director

Director

*By:
Name:
Title:	Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on                 , 2016.

NEWBELCO SA/NV (Authorized Representative)

By:
Name:
Title:

*By:
Name:
	Title:	Attorney-in-Fact